Form 10-K, Exhibit 13
period 1994-12-31
KAMAN CORP
filed 1995-03-13
CIK 54381

                                EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Revenues for 1994 were $820.8 million compared to $794.1 million in 1993, and $784.7 million in 1992. During 1994, the corporation's Distribution businesses benefitted from healthy growth in the domestic economy, however it was another year in which conditions in the defense market adversely affected the corporation's overall performance. In the fourth quarter of 1994, the corporation recorded a pre-tax charge of $44.0 million representing a write-down of the corporation's investment in Raymond Engineering, a Diversified Technologies subsidiary which has now been merged into Kaman Aerospace, another Kaman subsidiary.

Diversified Technologies segment revenues were down 9% in 1994, and 5% in both 1993 and 1992. The defense portion of Diversified Technologies' business (80% in 1994) has been affected for some time now by shifts in U.S. defense planning and spending priorities and federal budget constraints which continue to result in declining defense expenditures. During 1994, another aspect of change in defense market emphasis emerged. Specifically, the federal government and the Department of Defense appear to be undertaking a serious effort to implement the concept of defense acquisition reform. This reform effort, described in a 1994 Department of Defense paper, calls for the Department to meet its needs, wherever possible, through the use of commercially developed state-of-the-art technology products and performance based procurement standards rather than traditional military specifications ("mil spec") standards. In part, this acquisition reform effort provides an avenue for addressing certain inefficiencies of the mil spec process. In many instances, mil spec has become overly bureaucratic, complex, and time consuming, often resulting in needless expenditure of taxpayer dollars. It is anticipated that, in time, acquisition reform which emphasizes procurement of commercially developed technology products can save money by shortening product development time and avoiding costly delays and budget overruns, consequences which are typical of many mil spec development programs.

The trend toward defense acquisition of commercial products, and management's expectation that defense spending will probably continue to decline in future periods have influenced management's assessment of the forecasted operations of Raymond Engineering, a Kaman subsidiary which maintains several mil spec type product lines. Management believes that these product lines are in need of varying levels of investment (some more substantial than others) in order to be competitively positioned in the technologically evolving marketplace. Management has evaluated the long term prospects for these programs, and has determined that it will undertake investment in further development of products which demonstrate the most potential for success in future periods, while forgoing investment in other products which are unable to demonstrate such potential. Therefore, Raymond Engineering's operations are being downsized to focus on product areas which are expected to be most successful and it has been merged into Kaman Aerospace, another Kaman company, in order to achieve reduced overheads and enhanced operational efficiency.

As a result, the corporation took a fourth quarter pre-tax charge of $44.0 million to write-down its investment in Raymond Engineering. Management's best estimate of Raymond Engineering's forecasted future operations, including interest expense, is that they do not support the recoverability of its goodwill balance and a certain amount of facilities and equipment, which has resulted in a write-down of approximately $25.5 million for these items. In addition, inventories whose cost is not expected to be recovered have been written down to estimated net realizable value during the fourth quarter. The remainder of the charge relates to personnel reductions and other expenses associated with downsizing Raymond Engineering's business. The majority of work force reductions involve management and administrative staff whose functions are redundant to the merged organization. Severance payments of approximately $2.5 million are to be made in accordance with Raymond Engineering's written severance pay policy and, in certain cases, individually negotiated agreements. Other expenses include contract close-out costs of $6.5 million and related expenses of $4.0 million which will not benefit the continuing activities of the merged organization.

Without regard to acquisition reform, management continues to believe that advanced technology defense programs are likely to fare better than other types of programs in a defense environment which has shifted to greater emphasis on more cost effective advanced technology "smart" weapons that are intended to limit loss of life and unnecessary destruction of property. The corporation has significant expertise in this area, having performed a multitude of government contracts for advanced technology programs over the years. Management believes that the corporation is well positioned to compete in a defense environment that emphasizes these types of products and systems, as well as advanced technology services such as computer software development, intelligence analysis, and research and development. Even so, management recognizes that as the government continues to focus on advanced technology programs in an environment where overall defense expenditures are declining, competition for these types of government contracts can be expected to increase.

The shift in defense market emphasis to advanced technology programs and defense spending reductions continue to foster an environment in which military hardware programs remain more vulnerable to risk of program termination, contract cancellation, or lack of funding. The corporation has felt the effects of these risks, principally with respect to its SH-2 helicopter. The corporation finished its contract to retrofit certain SH-2Fs to the SH-2G configuration in 1994. Management does not believe that the U.S. Navy will presently have further requirements for retrofits of this helicopter for its own use since the Navy is reducing the size of its fleet. At the present time, there are two squadrons of SH-2 helicopters (i.e., a total of sixteen helicopters) serving in the Naval reserves and no helicopters in active Naval service. The corporation expects to continue to provide logistics and spare parts support for the SH-2, but at lower levels than in the past. There is some potential that in the event the Navy provides these retired ships to foreign military services, an opportunity might exist for use of the SH-2 for those purposes. This potential is evidenced by the fact that during 1994, the Egyptian government signed a letter of agreement with the U.S. Navy for the acquisition of ten (10) SH-2G helicopters. The corporation is in the process of negotiating its contract with the U.S. Navy to perform the retrofit work which is expected to have a value of $100 million over a three
(3) year period.

With respect to commercial work of the Diversified Technologies segment, management has been successful in developing a variety of markets. The corporation continues to perform work on a number of commercial airframe manufacturing programs. However, the level of commercial air travel and lack of profitability in the domestic aircraft industry have caused a slowdown in aircraft production rates which is continuing to affect the segment's subcontract work. Although the corporation received a stop work order late in 1993 with respect to its manufacture of thrust reverser fixed structures for the GE CF6 engines, the corporation was able to continue to perform that work for Martin Marietta in 1994.

An important achievement in the segment's commercial diversification is the K-MAX (Registered Trademark) helicopter, a medium to heavy lift 'aerial truck' with operating characteristics that distinguish it from other helicopters for use in logging, fire fighting, reforestation, utility power line work, and other applications. A substantial portion of the corporation's research and development expenditures during the last three years have been devoted to this product. The helicopter received FAA Type Certification (Part 27) on August 30, 1994 and type approval by Transport Canada in November, 1994. Receipt of other foreign type approvals is anticipated for 1995. The first production lot of five (5) helicopters were completed and deliveries were made to initial customers prior to year end under a special lease program that allows the corporation to maintain active involvement in the product's introduction to the marketplace. The next production lot is expected to consist of six (6) helicopters for sale to strategically located customers in the United States and abroad. Deliveries are already scheduled for Canada and Switzerland. Management believes that this program is an important part of the corporation's defense conversion effort, however, sales and profitability will take some time to achieve and in the shorter term the program is not expected to materially offset the effects of reduced defense spending.

Distribution segment revenues increased by 13% in 1994, 7% in 1993, and 6% in 1992. Industrial Distribution sales (about 75% of this segment's business in 1994) are made to nearly every sector of U.S. industry so demand for its products tends to be influenced by industrial production levels. Sales for 1994 benefitted from healthy domestic economic growth, although revenue increases were even stronger than the general rate of growth. Management believes that this increase is due, in part, to initiatives undertaken to address the needs of customers that desire to reduce their vendor base and expand "partnering" relationships with suppliers. Industrial Distribution's efforts include value added services in the advanced technology areas of electrical and electronic systems, materials handling and precision positioning systems. These measures, in combination with enhanced operating efficiencies attained during the past few years, resulted in increased market share for the industrial distribution business in 1994. Music Distribution sales increased significantly during 1994, largely as a result of further development of international markets for the company's products.

The corporation had an operating loss of $8.8 million and a net loss of $13.2 million for 1994, due to the fourth quarter pre-tax charge. In 1993, the corporation had an operating loss of $37.2 million and a net loss of $28.8 million, due to the restructuring charge of $69.5 million taken in the third quarter of that year. The Diversified Technologies segment had an operating loss of $17.2 million for 1994 compared to an operating loss of $41.3 million for 1993. The Distribution segment had operating income of $19.6 million for 1994 compared to $16.5 million for 1993, with the increase attributable largely to increased sales in the Industrial Distribution business. These results also reflect the fact that the overall mix of the corporation's activities is in the process of shifting to businesses with somewhat lower profit margins and an increase of 14.8% for Diversified Technologies research and development expenditures in 1994.

The third quarter 1993 charge reflects restructuring and other non-recurring costs in connection with the corporation's plan to reduce the size of its defense and commercial aircraft manufacturing business and implement defense conversion initiatives. About sixty percent (60%) of the charge represents the write-off of costs incurred for development, retooling and start-up for defense conversion initiatives, notably the K-MAX helicopter. The balance relates to personnel and facility reductions, contract close-out and related expenses associated with downsizing the defense and commercial aircraft manufacturing business. Implementation of the plan proceeded during 1994 and will continue during 1995.

The corporation had an operating loss of $37.2 million and a net loss of $28.8 million for 1993 compared to operating income of $36.5 million and net earnings of $17.4 million for the year ended December 31, 1992. Diversified Technologies had an operating loss of $41.3 million for 1993 compared to an operating profit of $31.0 million for the previous year. The Distribution segment had operating profits of $16.5 million for 1993 compared to $15.2 million for 1992. The Diversified Technologies segment results were primarily attributable to the charge for restructuring and other costs, reductions in defense spending, research and development expenditures which increased by 3% for 1993 and 27% in 1992, and the ongoing shift in its business mix to products and services with somewhat lower profit margins. The Distribution segment's performance was primarily the result of increased sales and internal initiatives to increase the efficiency of operations.

The fully diluted earnings per share figure for 1994 and 1993 do not reflect the potential conversion of the 6% convertible subordinated debentures, potential conversion of the corporation's new Series 2 preferred stock (issued in the fourth quarter of 1993) or the exercise of stock options, since their effect was anti-dilutive. Fully diluted earnings per share figures for 1992 include the potential conversion of the debentures and exercises since they were dilutive.

Interest expense decreased 33% for 1994 compared to 1993 and was relatively flat in 1993 compared to 1992. The corporation had slightly higher average bank borrowings during 1994, however, total debt and interest expense was significantly lower in 1994 as a result of the exchange of Series 2 preferred stock for the majority of the outstanding 6% convertible subordinated debentures during the fourth quarter of 1993. Interest expense in 1993 was also affected by the aforementioned exchange.

The corporation had other income in 1993 principally due to the gain realized upon the exchange of the debentures.

The corporation recorded an income tax benefit on its loss before income taxes at an overall rate of 7.1% for 1994, due primarily to a state income tax refund. The fourth quarter 1994 charge would have probably resulted in a higher income tax benefit, except for the fact that a substantial portion of the goodwill balance is non-deductible. The corporation recorded an income tax benefit of 28.9% for 1993 (due primarily to the 1993 restructuring charge), while the consolidated effective income tax rate was 40.1% for 1992.

Effective January 1, 1993, the corporation adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The cumulative effect of this change in accounting for income taxes determined as of January 1, 1993 was immaterial to the consolidated statements of earnings. On that date, the corporation also adopted Statement of Financial Accounting Standards No. 106 concerning rules for certain post-retirement benefits. Retirees are generally responsible for the cost of their post-retirement benefits, therefore, adoption of this statement did not result in any material adjustment to or disclosure in the consolidated financial statements. Finally, on January 1, 1993, the corporation adopted Statement of Financial Accounting Standards No. 112 concerning accounting for certain post-employment benefits. Adoption of this statement did not result in any material adjustment to or disclosure in the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The corporation's cash flow from operations has generally been sufficient to finance a significant portion of its working capital and other capital requirements.

For general borrowing purposes, the corporation has maintained revolving credit agreements involving several banks located in the United States, Canada, and Europe. In July 1994, the corporation entered into amended and restated revolving credit agreements which replaced the previous agreements and increased the corporation's maximum unsecured line of credit from $145 million to $200 million. The agreements each have a term of five years and contain provisions permitting the term to be extended for additional one-year periods upon concurrence of the parties. The agreements also contain various covenants, including debt to capitalization and consolidated net worth requirements. There were no borrowings under these agreements during 1994 or 1993.

The corporation also maintains other short-term credit arrangements with various banks. As of December 31, 1994, these borrowings were at $52.7 million. For the year ended December 31, 1994, average bank borrowings against these short-term arrangements were $45.5 million compared to $43.2 million for 1993.

In June, 1994, the corporation's board of directors authorized a renewal ('the 1994 program') of the stock repurchase program which was authorized in 1992 (`the 1992 program'). Under the 1994 program, the corporation may repurchase up to 700,000 Class A shares in addition to the shares remaining authorized under the 1992 program. As of December 31, 1994, a total of 188,000 Class A shares had been repurchased pursuant to the 1994 program. The primary purpose of the stock repurchase program is to meet the needs of the Employees Stock Purchase Plan and Stock Incentive Plan.

During the third quarter of 1993, the corporation made an offer pursuant to which holders of its 6% convertible subordinated debentures might exchange them for the corporation's newly created Series 2 preferred stock. The purpose of the offer was to increase the corporation's equity capital while reducing its indebtedness. On October 22, 1993 the corporation issued $57.2 million of preferred stock (representing 285,837 shares of preferred stock or 1,143,348 depositary shares) in exchange for $61.8 million of debentures (66.73% of the amount actually tendered). The preferred stock is convertible to Class A common stock at a price of $12.56 per share and has a 6.5% cumulative dividend rate. The corporation recorded a net gain of $3 million as a result of the exchange. While the transaction was favorable to the corporation from a debt to equity standpoint, it resulted in further dilution of outstanding common stock in the event of conversion of the preferred stock and some dilution of the earnings that would otherwise be available for common shareholders.

Management believes that the corporation's cash flow from operations and available unused bank lines of credit under its revolving credit agreements will be sufficient to finance its working capital and other capital requirements for the foreseeable future.

SELECTED QUARTERLY FINANCIAL DATA
(In thousands except per share amounts)

                 FIRST     SECOND    THIRD     FOURTH    TOTAL
                 QUARTER   QUARTER   QUARTER   QUARTER   YEAR
- ----------------------------------------------------------------
Net sales:
  1994...........$197,583  $208,625  $198,933  $214,041  $819,182
  1993........... 197,598   194,553   202,488   197,871   792,510

Gross profit:

  1994...........$ 52,351  $ 53,034  $ 52,183  $ 51,444  $209,012
  1993...........  53,301    52,128    48,845    49,999   204,273

Net earnings (loss):

  1994...........$  4,240  $  4,596  $  4,901  $(26,918) $(13,181)
  1993...........   4,012     4,779   (42,499)    4,913   (28,795)

Per common share--primary:

  1994...........    $.18      $.20      $.22    $(1.53)    $(.93)
  1993...........     .22       .26     (2.36)      .23     (1.63)

Per common share--fully diluted:

  1994...........    $.18      $.20      $.22    $(1.53)    $(.93)
  1993...........     .22       .25     (2.36)      .23     (1.63)


Gross profit for 1994 and 1993 excludes the effect of restructuring, impairment and other costs.

The conversion of the convertible subordinated debentures (and to the extent applicable the Series 2 preferred stock) along with the exercise of the stock options were not assumed in the net loss per common share--primary and fully diluted calculations for the fourth quarter of and year 1994 and third quarter of and year 1993 because they had an anti-dilutive effect. As a result, the quarterly per common share amounts when added together do not equal the total for the year 1993.

CONSOLIDATED BALANCE SHEETS
Kaman Corporation and Subsidiaries
December 31, 1994 and 1993
(In thousands except share and per share amounts)


                                                      1994       1993
- ---------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash.......................................... $  3,711   $  3,845
   Accounts receivable...........................  146,411    165,615
   Inventories...................................  160,224    130,451
   Deferred income taxes.........................   21,041     11,929
   Other current assets..........................    7,625      4,761
- ---------------------------------------------------------------------
      Total current assets.......................  339,012    316,601
- ---------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, NET...............   84,621     81,711
GOODWILL, NET....................................    8,486     29,438
OTHER ASSETS.....................................   10,830     12,446
- ---------------------------------------------------------------------
                                                  $442,949   $440,196
=====================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Notes payable................................. $ 52,659   $ 31,161
   Current portion of long-term debt.............      659        704
   Accounts payable--trade.......................   54,561     51,246
   Accrued salaries and wages....................    9,609      6,338
   Accrued vacations.............................    6,350      6,454
   Accrued restructuring and other costs.........   27,650     32,500
   Other accruals and payables...................   40,416     35,023
   Income taxes payable..........................      978      3,339
- ---------------------------------------------------------------------
      Total current liabilities..................  192,882    166,765
- ---------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
Kaman Corporation and Subsidiaries
December 31, 1994 and 1993
(In thousands except share and per share amounts)
(continued)



                                                           1994       1993
- --------------------------------------------------------------------------
DEFERRED CREDITS......................................    8,880      7,141
LONG-TERM DEBT, EXCLUDING CURRENT PORTION.............   37,433     37,977
SHAREHOLDERS' EQUITY:
 Capital stock, $1 par value per share:
  Preferred stock, authorized 700,000 shares:
   Series 2 preferred stock, 6-1/2% cumulative convertible
    (stated at liquidation preference of $200 per share)
    authorized 500,000 shares, issued 285,837 shares
    in 1994 and 1993..................................   57,167     57,167
  Common stock:
   Class A, authorized 48,500,000 shares, nonvoting;
    $.10 per common share dividend preference; issued
    17,600,381 shares in 1994 and 1993................   17,600     17,600
   Class B, authorized 1,500,000 shares, voting;
    issued 667,814 shares in 1994 and 1993............      668        668
 Additional paid-in capital...........................   17,853     18,459
 Retained earnings....................................  112,592    137,490
 Unamortized restricted stock awards..................     (744)      (968)
 Equity adjustment from foreign currency translation.      (444)      (158)
- --------------------------------------------------------------------------
                                                        204,692    230,258
 Less 95,479 shares and 174,407 shares of Class A
  common stock in 1994 and 1993, respectively,
  held in treasury, at cost...........................     (938)    (1,945)
- --------------------------------------------------------------------------
      Total shareholders' equity......................  203,754    228,313
- --------------------------------------------------------------------------
                                                       $442,949   $440,196
==========================================================================
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
Kaman Corporation and Subsidiaries
Years ended December 31, 1994, 1993 and 1992
(In thousands except per share amounts)

                                                  1994      1993      1992
- --------------------------------------------------------------------------
REVENUES:
  Net sales...................................$819,182  $792,510  $782,850
  Other.......................................   1,592     1,582     1,882
- --------------------------------------------------------------------------
                                               820,774   794,092   784,732
- --------------------------------------------------------------------------
COSTS AND EXPENSES:
  Cost of sales............................... 611,762   588,237   583,638
  Selling, general and administrative expense. 173,853   173,581   164,603
  Interest expense............................   4,694     6,976     7,086
  Restructuring, impairment and other costs...  44,000    69,500        --
  Other expense (income)......................     646    (3,728)      401
- --------------------------------------------------------------------------
                                               834,955   834,566   755,728
- --------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE INCOME TAXES........... (14,181)  (40,474)   29,004
INCOME TAXES (BENEFIT)........................  (1,000)  (11,679)   11,628
- --------------------------------------------------------------------------
NET EARNINGS (LOSS)...........................$(13,181) $(28,795)  $17,376
- --------------------------------------------------------------------------
PREFERRED STOCK DIVIDEND REQUIREMENT..........$ (3,716) $   (702)  $   ---
- --------------------------------------------------------------------------
EARNINGS (LOSS) APPLICABLE TO COMMON STOCK....$(16,897) $(29,497)  $17,376
- --------------------------------------------------------------------------
PER SHARE:
  Net earnings (loss) per common share:
    Primary...................................   $(.93)   $(1.63)     $.95
    Fully diluted.............................    (.93)    (1.63)      .93

  Dividends declared:
    Series 2 preferred stock..................   13.00      1.37        --
    Common stock..............................     .44       .44       .44
- --------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Kaman Corporation and Subsidiaries
Years ended December 31, 1994, 1993 and 1992
(In thousands except share amounts)


                                                  1994      1993      1992
- --------------------------------------------------------------------------
SERIES 2 PREFERRED STOCK:
  Balance--beginning of year..................$ 57,167  $     --  $     --
  Shares issued...............................      --    57,167        --
- --------------------------------------------------------------------------
  Balance--end of year........................  57,167    57,167        --
- --------------------------------------------------------------------------
CLASS A COMMON STOCK..........................  17,600    17,600    17,600
- --------------------------------------------------------------------------
CLASS B COMMON STOCK..........................     668       668       668
- --------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL:
  Balance--beginning of year..................  18,459    19,343    19,686
  Employee stock plans........................    (611)     (409)     (329)
  Restricted stock awards.....................       5       (75)      (14)
  Exps. relating to issuance of preferred stock     --      (400)       --
- ---------------------------------------------------------------------------
  Balance--end of year........................  17,853    18,459    19,343
- ---------------------------------------------------------------------------
RETAINED EARNINGS:
  Balance--beginning of year.................. 137,490   174,607   165,218
  Net earnings (loss)......................... (13,181)  (28,795)   17,376
  Dividends declared:
    Preferred stock...........................  (3,716)     (392)       --
    Common stock..............................  (8,001)   (7,930)   (7,987)
- ---------------------------------------------------------------------------
  Balance--end of year........................ 112,592   137,490   174,607
- ---------------------------------------------------------------------------
UNAMORTIZED RESTRICTED STOCK AWARDS:
  Balance--beginning of year..................    (968)   (1,008)   (1,003)
  Stock awards issued.........................    (119)     (323)     (356)
  Amortization of stock awards................     343       363       351
- ---------------------------------------------------------------------------
  Balance--end of year........................    (744)     (968)   (1,008)
- ---------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Kaman Corporation and Subsidiaries
Years ended December 31, 1994, 1993 and 1992
(In thousands except share amounts)
(Continued)


                                                  1994      1993      1992
- --------------------------------------------------------------------------
EQUITY ADJUSTMENT FROM FOREIGN
CURRENCY TRANSLATION:
  Balance--beginning of year..................    (158)       52        33
  Translation adjustment......................    (286)     (210)       19
- ---------------------------------------------------------------------------
  Balance--end of year........................    (444)     (158)       52
- ---------------------------------------------------------------------------
TREASURY STOCK:
  Balance--beginning of year..................  (1,945)   (1,727)      (52)
  Shares acquired in 1994--193,399;
    1993--315,961; 1992--444,280..............  (1,847)   (3,520)   (4,382)
  Shares reissued under various stock plans...   2,854     3,302     2,707
- ---------------------------------------------------------------------------
  Balance--end of year........................    (938)   (1,945)   (1,727)
- ---------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY....................$203,754  $228,313  $209,535
- ---------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Kaman Corporation and Subsidiaries
Years ended December 31, 1994, 1993 and 1992
(In thousands)

                                              1994      1993      1992
- --------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss).........................$(13,181) $(28,795) $ 17,376
  Adjustments to reconcile net earnings (loss)
    to cash provided by (used in)
      operating activities:
    Depreciation and amortization.............  13,053    13,456    13,373
    Net gain on exchange of debentures........      --    (3,037)       --
    Restructuring, impairment and other costs.  44,000    69,500        --
    Deferred income taxes.....................  (7,062)  (19,679)   (4,500)
    Other, net................................   1,999       937     1,009
    Changes in current assets and liabilities:
      Accounts receivable.....................  19,204    13,058    (8,304)
      Inventories............................. (44,273)  (22,155)   (8,388)
      Other current assets....................  (2,864)     (229)     (638)
      Accounts payable--trade.................   3,315    (8,063)    7,934
      Accrued expenses and payables...........     892    (7,614)   (4,398)
      Income taxes payable....................  (2,361)     (248)      622
- ---------------------------------------------------------------------------
        Cash provided by (used in)
          operating activities................  12,722     7,131    14,086
- ---------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property, plant
    and equipment and other assets............     195     1,014       515
  Expenditures for property, plant
    and equipment............................. (21,581)  (20,428)  (10,562)
  Other, net..................................    (482)      689      (299)
- ---------------------------------------------------------------------------
        Cash provided by (used in)
          investing activities................ (21,868)  (18,725)  (10,346)
- ---------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
Kaman Corporation and Subsidiaries
Years ended December 31, 1994, 1993 and 1992
(In thousands)
(Continued)




                                              1994      1993      1992
- --------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Changes in notes payable....................  21,498    23,493     7,331
  Changes in current portion of long-term debt     (45)      (59)     (390)
  Reduction of long-term debt.................    (834)   (1,108)   (1,164)
  Proceeds from exercise of employee stock plans 2,128     2,500     2,008
  Purchases of treasury stock.................  (1,847)   (3,520)   (4,382)
  Dividends paid--Series 2 preferred stock....  (3,716)     (392)       --
  Dividends paid--common stock................  (8,001)   (7,930)   (7,987)
  Other, net..................................    (171)       --        --
- ---------------------------------------------------------------------------
        Cash provided by (used in)
          financing activities................   9,012    12,984    (4,584)
- ---------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH...............    (134)    1,390      (844)
CASH AT BEGINNING OF YEAR.....................   3,845     2,455     3,299
- ---------------------------------------------------------------------------
CASH AT END OF YEAR...........................$  3,711  $  3,845  $  2,455
- ---------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
On October 22, 1993, the corporation exchanged $61,804 of its 6%
convertible subordinated debentures for $57,167 of its new Series 2 preferred stock.

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1994, 1993, and 1992
(In thousands except share and per share amounts)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of the parent corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

LONG-TERM CONTRACTS--REVENUE RECOGNITION Certain sales are made under fixed price and cost reimbursement type contracts. Estimated profits under such contracts are recorded concurrently with costs incurred thereon on the basis of percentage of completion. Any anticipated total contract losses are charged to operations during the period the loss is first indicated. Profits and losses accrued include the cumulative effect of changes in prior periods' price and cost estimates.

INVENTORIES Inventory of merchandise for resale is stated at cost (using the average costing method) or market, whichever is lower. Contracts and work in process and finished goods are valued at production cost represented by material, labor and overhead, including general and administrative expenses where applicable. Contracts and work in process and finished goods are not recorded in excess of net realizable values.

PROPERTY, PLANT AND EQUIPMENT Depreciation of property, plant and equipment is computed primarily on a straight-line basis over the estimated useful lives of the assets. At the time of retirement or disposal, the acquisition cost of the asset and related accumulated depreciation are eliminated and any gain or loss is credited or charged against income.

Maintenance and repair items are charged against income as incurred, whereas renewals and betterments are capitalized and depreciated.

GOODWILL Amortization of goodwill is calculated on a straight-line method over its estimated useful life but not in excess of forty years. Such amortization amounted to $1,318 in 1994, $1,268 in 1993 and $1,265 in 1992.

At each balance sheet date, the corporation evaluates the carrying value of goodwill based upon its assessment of the forecasted future operations (including interest expense) and other factors for each subsidiary having a material goodwill balance. Based upon management's most recent analysis, the corporation wrote-down goodwill relating to its investment in Raymond Engineering in the amount of $20,500 during the fourth quarter of 1994.

Accumulated amortization, excluding the write-down, amounted to $3,544 at December 31, 1994.

RESEARCH AND DEVELOPMENT Research and development costs not specifically covered by contracts are charged against income as incurred. Such costs amounted to $21,062 in 1994, $18,350 in 1993 and $17,778 in 1992.

INCOME TAXES The corporation adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes, effective January 1, 1993. Under the asset and liability method prescribed by SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. Prior to adopting SFAS 109, deferred income taxes were recorded for differences in the recognition of items of income and expense for financial and tax reporting purposes using the tax rates applicable in the year of the calculation.

RESTRUCTURING, IMPAIRMENT AND OTHER COSTS

The corporation recorded pre-tax charges in 1994 and 1993, both reflecting its strategy for addressing trends in U.S. defense planning and spending priorities. Specifically, in 1994 the corporation recorded charges of $44.0 million before taxes ($32.1 million after taxes or $1.76 per common share); in 1993, the charge was $69.5 million before taxes ($45.5 million after taxes or $2.52 per common share).

The 1994 fourth quarter charge of $44.0 million represents a write-down of the corporation's investment in Raymond Engineering, a diversified technologies subsidiary, in anticipation of a reduction in the size of its operation and certain of its product lines, and its merger into Kaman Aerospace, another Kaman subsidiary. When fully implemented, the consolidation is expected, on an overall basis, to result in reduced overheads and enhanced administrative and operational efficiency. This will assist the merged organization in positioning itself to compete more effectively in a defense environment which seems increasingly likely to favor the use of commercial technology products where possible. Approximately seventy percent (70%) of the charge represents the write-down of impaired assets, including goodwill, facilities and equipment, and inventories. A variety of factors have contributed to the impairment of Raymond's assets. These include defense spending reductions, changes in defense planning and spending priorities, and more recently, technological evolution in certain product areas where Raymond has done business. In order for Raymond to compete in these product areas in the future, varying levels of investment in technological development would be required. In the fourth quarter of 1994, the corporation determined that it was not economically feasible to make such investments in those products which are unable to demonstrate potential for success. Consequently, the corporation's best estimate of Raymond's forecasted future operations, including interest expense, is that they do not support the recoverability of goodwill and a certain amount of facilities and equipment, which has resulted in the write-down of approximately $25,500 for these items. In addition, inventories whose cost is not expected to be recovered have been written down to estimated net realizable value during the fourth quarter. The remainder of the charge relates to personnel reductions and other expenses associated with downsizing Raymond's business. The majority of work force reductions involve management and administrative employees whose functions are redundant to the merged organization. Severance payments of approximately $2,500 are to be made in accordance with Raymond's written severance pay policy and, in certain cases, individually negotiated agreements. Other expenses include contract close-out costs of $6,500 and related expenses of $4,000 which will not benefit the continuing activities of the merged organization.

The 1993 third quarter charge of $69.5 million represented restructuring and other costs in connection with its plan to reduce the size of its defense and commercial aircraft manufacturing business and develop defense conversion initiatives. About sixty percent (60%) of the charge represents the write-off of costs for development, retooling, and start-up of the conversion initiatives, notably K-MAX (Registered Trademark). The balance relates to personnel and facility reductions, contract close-out and related expenses associated with the downsizing of the defense and commercial manufacturing businesses.

EXCHANGE OF CONVERTIBLE SUBORDINATED DEBENTURES

On October 22, 1993, pursuant to an exchange offer to all debentureholders, the corporation exchanged $57,167 of its new 6-1/2% cumulative convertible Series 2 preferred stock (convertible into Class A common stock at $12.56 per share) for $61,804 of its 6% convertible subordinated debentures. The pre-tax gain on the exchange of the debentures was $3,037 net of expenses of approximately $1,600. Additional issuance expenses of $400 were charged directly to additional paid-in capital.

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

                                                 December 31,
                                               1994        1993
- ---------------------------------------------------------------
Trade receivables, net of allowance
  for doubtful accounts of $1,665
  in 1994, $1,576 in 1993..................$ 66,477    $ 57,568
U.S. Government contracts:
  Billed...................................  36,407      42,235
  Recoverable costs and accrued
    profit--not billed.....................  19,585      34,072
Commercial contracts:
  Billed...................................  12,004      11,781
  Recoverable costs and accrued
    profit--not billed.....................  11,938      19,959
- ---------------------------------------------------------------
    Total..................................$146,411    $165,615
===============================================================

Recoverable costs and accrued profit--not billed represent costs incurred on contracts, including contract retentions, which will become billable upon future deliveries or completion of engineering and service type contracts. Management estimates that approximately $8,298 of such costs and accrued profits at December 31, 1994 will be collected after one year.

INVENTORIES

Inventories are comprised as follows:

                                                 December 31,
                                               1994        1993
- ---------------------------------------------------------------
Merchandise for resale.................... $ 96,918    $ 91,495
Contracts in process:
  U.S. Government.........................   10,834       9,122
  Commercial..............................    2,376       5,356
Other work in process (including
  certain general stock material
  and parts)..............................   32,814      24,478
Finished goods............................   17,282          --
- ---------------------------------------------------------------
  Total................................... $160,224    $130,451
===============================================================

Progress payments of approximately $2,683 and $7,100 were netted against contracts in process at December 31, 1994 and 1993, respectively.

Finished goods inventory consists of five K-MAX (Registered
Trademark) helicopters being used by initial customers under a special lease program.

The aggregate amounts of general and administrative costs allocated to inventories during 1994, 1993 and 1992 were $50,437, $57,654 and $54,277 respectively.

The estimated amounts of general and administrative costs remaining in inventories at December 31, 1994 and 1993 amount to $8,066 and $5,141, respectively, and are based on the ratio of such allocated costs to total costs incurred.

PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment are recorded at cost and summarized as follows:

                                                 December 31,
                                               1994        1993
- ---------------------------------------------------------------
Land.......................................$  8,521    $  8,744
Buildings..................................  57,383      55,047
Leasehold improvements.....................  13,123      13,214
Machinery, office furniture and
  equipment................................ 104,376      98,765
- ---------------------------------------------------------------
  Total.................................... 183,403     175,770
Less accumulated depreciation
  and amortization.........................  98,782      94,059
- ---------------------------------------------------------------
Property, plant and equipment,
  net......................................$ 84,621    $ 81,711
===============================================================

CREDIT ARRANGEMENTS--
SHORT-TERM BORROWINGS AND LONG-TERM DEBT

SHORT-TERM BORROWINGS The corporation has arrangements with several banks to borrow funds on a short-term basis with interest at current market rates. There were borrowings of $52,659 outstanding under these arrangements at December 31, 1994.

LONG-TERM DEBT  The corporation has long-term debt as follows:

                                                 December 31,
                                               1994        1993
- ---------------------------------------------------------------
Unsecured notes:
  Revolving credit agreements...............$    --    $     --
  Convertible subordinated
    debentures.............................. 33,191      33,191
Other obligations...........................  4,901       5,490
- ---------------------------------------------------------------
  Total..................................... 38,092      38,681
Less current portion........................    659         704
- ---------------------------------------------------------------
  Total excluding current portion...........$37,433     $37,977
===============================================================

REVOLVING CREDIT AGREEMENTS The corporation has two revolving credit agreements involving several domestic and foreign lenders.
The agreements provide an aggregate maximum commitment of $200,000 and each agreement expires in 1999. Interest under both agreements is payable at various market rates.

CONVERTIBLE SUBORDINATED DEBENTURES The corporation issued $95,000 of its 6% convertible subordinated debentures during 1987. The debentures are convertible into shares of the Class A common stock of Kaman Corporation at any time on or before March 15, 2012 at a conversion price of $23.36 per share at the option of the holder unless previously redeemed by the Corporation. Pursuant to a sinking fund requirement beginning March 15, 1997, the corporation will redeem 5% of the outstanding principal amount of the debentures annually. The debentures are subordinated to the claims of senior debt holders and general creditors. The corporation exchanged $61,804 of these debentures for its new Series 2 preferred stock on October 22, 1993. The remaining debentures have a fair value of $24,561 at December 31, 1994 based upon current market prices.

OTHER OBLIGATIONS These obligations consist primarily of notes issued by the corporation to industrial and economic development authorities in connection with the issuance of their bonds in similar amounts. The proceeds were used by the corporation to finance certain of its building construction within the regions of the authorities. These obligations are secured by mortgages and generally have interest rates and payment terms more favorable than conventional financing.

LONG-TERM DEBT ANNUAL MATURITIES The aggregate amounts of annual maturities of long-term debt for each of the next five years are approximately as follows:

1995.............................$  659
1996.............................   709
1997............................. 2,373
1998............................. 2,350
1999............................. 2,248

RESTRICTIVE COVENANTS The most restrictive of the covenants contained in the loan agreements require the corporation to have operating income, as defined, at least equal to 250% of interest expense, consolidated total indebtedness to total capitalization to be less than 45% and consolidated net worth at least equal to $200,000 at December 31, 1994.

INTEREST PAYMENTS Cash payments for interest were $4,572, $8,092 and $7,103 for 1994, 1993 and 1992, respectively.

INCOME TAXES

The corporation adopted Statement of Financial Accounting
Standards No. 109, Accounting for Income Taxes, effective
January 1, 1993. The cumulative effect of this change in accounting for income taxes determined as of January 1, 1993 was immaterial to the consolidated statements of earnings.

The components of income taxes are as follows:

                                        1994      1993      1992
- ----------------------------------------------------------------
Current:
  Federal........................... $ 6,362   $ 6,250   $12,401
  State.............................    (300)    1,750     3,727
- ----------------------------------------------------------------
                                       6,062     8,000    16,128
- ----------------------------------------------------------------
Deferred:
  Federal...........................  (5,762)  (17,929)   (3,500)
  State.............................  (1,300)   (1,750)   (1,000)
- ----------------------------------------------------------------
                                      (7,062)  (19,679)   (4,500)
- ----------------------------------------------------------------
  Total............................. $(1,000) $(11,679)  $11,628
================================================================

Deferred income taxes are recorded for differences in the recognition of certain items of income and expense for financial and tax reporting purposes. The sources of these differences and the tax effect of each are as follows:

                                        1994      1993      1992
- ----------------------------------------------------------------
Depreciation and
  amortization...................... $(2,319)  $(1,402)  $(1,328)
Long-term contracts.................    (170)    2,619    (2,742)
Restructuring,
  impairment and other costs........     600   (20,650)       --
Inventory...........................  (3,418)    1,304       250
Deferred employee benefits..........    (835)   (1,698)     (169)
Other items.........................    (920)      148      (511)
- ----------------------------------------------------------------
  Total............................. $(7,062) $(19,679)  $(4,500)
================================================================

The components of the deferred tax assets and deferred tax liabilities are presented below:

                                                 December 31,
                                               1994        1993
- ---------------------------------------------------------------
Deferred tax assets:
  Long-term contracts......................  $1,908      $1,739
  Deferred employee benefits...............   7,093       6,258
  Restructuring, impairment and
    other costs............................  20,050      20,650
  Inventory................................   2,121          --
  Accrued liabilities and other items......   6,678       5,378
- ---------------------------------------------------------------
    Total deferred tax assets..............  37,850      34,025
- ---------------------------------------------------------------
Deferred tax liabilities:
  Depreciation and amortization............  (6,319)     (8,638)
  Inventory................................      --      (1,297)
  Other items..............................  (3,040)     (2,661)
- ---------------------------------------------------------------
    Total deferred tax liabilities.........  (9,359)    (12,596)
- ---------------------------------------------------------------
    Net deferred tax asset................. $28,491     $21,429
===============================================================

No valuation allowance has been recorded because the corporation believes that these deferred tax assets will, more likely than not, be realized. This determination is based largely upon the corporation's historical earnings trend as well as its ability to carryback reversing items within three years to offset taxes paid. In addition, the corporation has the ability to offset deferred tax assets against deferred tax liabilities created for such items as depreciation and amortization.

The provisions for federal income taxes approximate the amounts computed by applying the U.S. federal income tax rate to earnings
(loss) before income taxes after giving effect to state income taxes. The federal tax provision has been reduced by $4,600 in 1994 as a result of the non-deductible portion of the write-down of goodwill. The federal tax benefit in 1993 has been reduced $1,800 to provide for prior years' tax examinations. Cash payments for income taxes were $8,255, $7,988 and $15,708 in 1994, 1993 and 1992, respectively.

PENSION PLAN

The corporation has a non-contributory defined benefit pension plan covering all of its full-time employees. Benefits under this plan are based upon an employee's years of service and compensation levels during employment and there is an offset provision for social security benefits. It is the corporation's policy to fund pension costs accrued. Plan assets are invested in a diversified portfolio consisting of equity and fixed income securities (including $8,388 of Class A common stock of Kaman Corporation at December 31, 1994).

The pension plan costs were computed using the projected unit credit actuarial cost method and include the following components:

                                        1994      1993      1992
- ----------------------------------------------------------------
Service cost for benefits earned
  during the year....................$ 9,636   $ 8,661   $ 8,249
Interest cost on projected benefit
  obligation......................... 16,558    15,900    14,747
Actual return on plan assets......... (1,848)  (21,498)  (13,991)
Net amortization and deferral........(17,543)    2,200    (3,929)
- ----------------------------------------------------------------
Net pension cost.....................$ 6,803   $ 5,263   $ 5,076
================================================================

The funded status of the pension plan is as follows:

                                                 December 31,
                                               1994        1993
- ---------------------------------------------------------------
Actuarial present value of
  accumulated benefit obligation:
  Vested benefits..........................$200,745    $192,753
  Non-vested benefits......................   2,153       2,572
- ---------------------------------------------------------------
    Total..................................$202,898    $195,325
===============================================================
Actuarial present value of
  projected benefit obligation.............$233,312    $224,870
Plan assets at fair value.................. 226,054     228,439
- ---------------------------------------------------------------
Excess (deficiency) of assets over
  projected benefit obligation.............  (7,258)      3,569
Unrecognized prior service cost............    (621)        350
Unrecognized net loss......................  18,503       9,466
Unrecognized net transition asset.......... (12,976)    (14,829)
- ---------------------------------------------------------------
Accrued pension cost.......................$  2,352    $  1,444
===============================================================

The actuarial assumptions used in determining the funded status of the pension plan are as follows:

                                                   December 31,
                                                   1994    1993
- ---------------------------------------------------------------
Discount rate......................................  8%  7 1/2%
Average rate of increase in compensation levels....  5%  4 1/2%

The expected long-term rates of return on plan assets used to compute the net periodic pension costs were 9% for 1994 and 9 1/4% for 1993.

COMMITMENTS AND CONTINGENCIES

Rent commitments under various leases for office space, warehouse, land and buildings expire at varying dates from January 1995 to December 2008. Certain annual rentals are subject to renegotiation, with certain leases renewable for varying periods. Lease periods for machinery and equipment vary from 1 to 7 years.

Substantially all real estate taxes, insurance and maintenance expenses are obligations of the corporation. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

The following future minimum rental payments are required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 1994:

1995...................$10,091
1996...................  6,704
1997...................  4,700
1998...................  3,207
1999...................  2,528
Later years............  4,426
- ------------------------------
Total..................$31,656
==============================

Lease expense for all operating leases, including leases with terms of less than one year, amounted to $14,150, $15,172 and $15,221 for 1994, 1993 and 1992, respectively.

From time to time, the corporation is subject to various claims and suits arising out of the ordinary course of business, including commercial, employment and environmental matters. While the ultimate result of all such matters is not presently determinable, based upon its current knowledge, management does not expect that their resolution will have a material adverse effect on the corporation's consolidated financial position.

COMPUTATION OF EARNINGS (LOSS)
PER COMMON SHARE

The primary earnings (loss) per common share computation is based on the weighted average number of shares of common stock outstanding in 1994, 1993 and 1992 and includes the common stock equivalency of options granted to employees under the stock incentive plan. The fully diluted earnings per share computation also assumes that the 6% convertible subordinated debentures were converted at their date of issuance with the resultant reduction in interest costs net of tax and the additional dilutive effect of the stock options.

Subsequent to the exchange of debentures for Series 2 preferred stock on October 22, 1993, the corporation added the preferred stock dividend requirement to its net loss to arrive at net loss applicable to common stock to calculate its loss per common share--primary for 1994 and 1993. In addition, in order to determine the fully diluted loss per common share, it is assumed that the Series 2 preferred stock would be converted into Class A common stock from its date of issuance and the preferred stock dividend requirement eliminated.

Due to the net loss during 1994 and 1993, however, the dilutive effect from conversion of the outstanding 6% convertible subordinated debentures and the Series 2 preferred stock is anti-dilutive and accordingly not included in the computation.

EMPLOYEES STOCK PURCHASE PLAN

The Kaman Corporation Employees Stock Purchase Plan allows employees to purchase Class A common stock of the corporation, through payroll deductions, at 85% of the market value of shares at the time of purchase. The plan provides for the grant of rights to employees to purchase a maximum of 1,500,000 shares of Class A common stock of the corporation commencing July 1, 1989. There are no charges or credits to income in connection with the plan. During 1994, 248,223 shares were issued to employees at prices ranging from $7.54 to $8.61 per share. During 1993, 241,808 shares were issued to employees at prices ranging from $7.86 to $9.78 per share. During 1992, 226,296 shares were issued to employees at prices ranging from $7.33 to $8.82 per share. Effective November 1, 1993, the maximum number of shares available for issuance under the Plan was replenished to 1,500,000 shares. At December 31, 1994, there were approximately 1,209,000 shares available for offering under the plan.

STOCK INCENTIVE PLAN

On September 20, 1993, the corporation adopted the 1993 Stock Incentive Plan--to be effective November 1, 1993. The 1993 Plan includes a continuation and extension of the stock incentive program of the corporation set forth in the 1983 Stock Incentive Plan which terminated on October 31, 1993.

The 1993 Plan provides for the grant of non-statutory stock options, incentive stock options, restricted stock awards and stock appreciation rights primarily to officers and other key employees. The corporation has designated 962,199 shares of its Class A common stock for this plan, including 2,199 shares previously reserved under the 1983 plan.

Stock options are generally granted at prices not less than the fair market value at the date of grant. Options granted under the plan generally expire ten years from the date of grant and are exercisable on a cumulative basis with respect to 20% of the optioned shares on each of the five anniversaries from the date of grant. Restricted stock awards are generally granted with restrictions that lapse at the rate of 20% per year and are amortized accordingly. These awards are subject to forfeiture if a recipient separates from service with the corporation. Stock appreciation rights generally expire ten years from the date of grant and are exercisable on a cumulative basis with respect to 20% of the rights on each of the five anniversaries from the date of grant.

At December 31, 1994, there were outstanding options issued under the plan for the purchase of 864,589 shares at prices ranging from $7.50 to $13.83 per share. As of that date options covering

522,519 shares were exercisable at $7.50 to $13.83 per share. Options for 12,104, 37,929 and 16,550 shares were exercised during 1994, 1993 and 1992, respectively, at prices ranging from $7.50 to $9.88 per share. Restricted stock awards were made for 12,000 shares at $9.94 per share in 1994, 34,000 shares at $9.50 per share in 1993 and 36,000 shares at $9.88 per share in 1992. At December 31, 1994, there were 87,800 shares remaining subject to restrictions pursuant to these awards. No stock appreciation rights have been issued under the plan.

SEGMENT INFORMATION

The corporation serves government, industrial and commercial markets through two industry segments--Diversified Technologies and Distribution.

Through its diversified technologies operations, the corporation provides a range of technical professional services involving either advanced information technologies or high technology science and engineering to government and industrial customers; advanced technology products such as electromagnetic motors, safety and fusing systems; sliding bearings, and non-contact measuring systems for military and industrial customers; commercial airframe subcontracting programs, and manufacturing work along with spare parts and logistics for the SH-2 helicopter for the U.S. Navy. The K-MAX (Registered Trademark) helicopter program, a significant commercial effort for the corporation, is included in the Diversified Technologies segment. The Diversified Technologies' segment operating loss for 1994 reflects the effect of the $44.0 million fourth quarter charge associated with the write-down of the investment in Raymond Engineering, its merger into Kaman Aero space, and the downsizing of Raymond's business. In addition, the Diversified Technologies' segment operating loss for 1993 includes the impact of the $69,500 charge for restructuring and other costs accrued in the third quarter to address various downsizing and product conversion efforts.

Through its distribution operations, the corporation supplies nearly every sector of industry with industrial replacement parts (including bearings, power transmission equipment, fluid power, linear motion, and materials handling items) as well as industrial engineering and systems services. Operations are conducted from approximately 150 service centers located in 29 states and British Columbia, Canada. Music operations manufacture and distribute musical instruments and accessories in the United States and abroad through domestic, Canadian and U.K. based offices.

Summarized financial information by business segment is as follows:

                                        1994      1993      1992
- ----------------------------------------------------------------
Net sales:
  Diversified Technologies..........$310,279  $341,621  $359,432
  Distribution...................... 508,903   450,889   423,418
- ----------------------------------------------------------------
                                    $819,182  $792,510  $782,850
================================================================
Operating profit (loss):
  Diversified Technologies..........$(17,226) $(41,346)  $31,009
  Distribution......................  19,558    16,521    15,205
- ----------------------------------------------------------------
                                       2,332   (24,825)   46,214
- ----------------------------------------------------------------
Interest, corporate and other
  income/expense, net...............  16,513    15,649    17,210
- ----------------------------------------------------------------
Earnings (loss) before income taxes.$(14,181) $(40,474)  $29,004
================================================================
Identifiable assets:
  Diversified Technologies..........$236,239  $252,450  $268,353
  Distribution...................... 198,145   177,608   165,623
  Corporate.........................   8,565    10,138     9,469
- ----------------------------------------------------------------
                                    $442,949  $440,196  $443,445
================================================================
Capital expenditures:
  Diversified Technologies..........$ 17,396  $ 13,678  $  6,698
  Distribution......................   3,732     6,207     3,578
  Corporate.........................     453       543       286
- ----------------------------------------------------------------
                                    $ 21,581  $ 20,428  $ 10,562
================================================================
Depreciation and amortization:
  Diversified Technologies..........$  9,307  $  9,439  $  8,998
  Distribution......................   2,946     3,197     3,616
  Corporate.........................     800       820       759
- ----------------------------------------------------------------
                                    $ 13,053  $ 13,456  $ 13,373
================================================================

Operating profit (loss) is total revenues less cost of sales and selling, general and administrative expense (including restructuring, impairment and other costs in 1994 and 1993) other than general corporate expense.

Identifiable assets are year-end assets at their respective net carrying value segregated as to industry segment and corporate use. Corporate assets are principally cash and net property, plant and equipment.

Net sales by the Diversified Technologies segment made under contracts with U.S. Government agencies account for $249,854 in 1994, $279,530 in 1993 and $260,823 in 1992.

REPORT OF INDEPENDENT AUDITORS



KPMG PEAT MARWICK LLP
Certified Public Accountants
CityPlace II
Hartford, Connecticut 06103

THE BOARD OF DIRECTORS AND SHAREHOLDERS
KAMAN CORPORATION:

We have audited the accompanying consolidated balance sheets of Kaman Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1994. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kaman Corporation and subsidiaries at December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1994 in conformity with generally accepted accounting principles.



/s/ KPMG Peat Marwick LLP



January 25, 1995

FIVE-YEAR SELECTED FINANCIAL DATA
Kaman Corporation and Subsidiaries
(In thousands except per share amounts, shareholders and employees)

                                  1994     1993     1992     1991     1990
- ---------------------------------------------------------------------------
OPERATIONS:
  Revenues....................$820,774 $794,092 $784,732 $780,357 $826,583
  Cost of sales............... 611,762  588,237  583,638  582,641  623,042
  Selling, general and
    administrative expense.... 173,853  173,581  164,603  160,824  159,775
  Restructuring, impairment
    and other costs...........  44,000   69,500       --       --      ---
  Operating income (loss).....  (8,841) (37,226)  36,491   36,892   43,766
  Interest expense............   4,694    6,976    7,086    8,191   11,268
  Other expense (income)......     646   (3,728)     401      359     (280)
  Earnings (loss) before
    income taxes.............. (14,181) (40,474)  29,004   28,342   32,778
  Income taxes (benefit)......  (1,000) (11,679)  11,628   11,375   13,553
  Net earnings (loss)......... (13,181) (28,795)  17,376   16,967   19,225

FINANCIAL POSITION:

  Current assets..............$339,012 $316,601 $334,581 $309,970 $327,030
  Current liabilities......... 192,882  166,765  122,015  110,916  116,710
  Working capital............. 146,130  149,836  212,566  199,054  210,320
  Property, plant and
    equipment, net............  84,621   81,711   73,262   75,233   79,128
  Total assets................ 442,949  440,196  443,445  421,866  443,739
  Long-term debt..............  37,433   37,977  100,889  102,053  123,207
  Shareholders' equity........ 203,754  228,313  209,535  202,150  193,104

PER SHARE AMOUNTS:

  Net earnings (loss) per
    common share--primary.....  $(.93)  $(1.63)     $.95     $.93    $1.06
  Net earnings(loss)per
    common share--fully
    diluted...................   (.93)   (1.63)      .93      .91     1.01
  Dividends declared--
    Series 2 preferred stock..  13.00     1.37        --       --       --
  Dividends declared--
    common stock..............   .440     .440      .440     .440     .440
  Shareholders' equity--
    common stock..............   8.07     9.46     11.58    11.07    10.61
  Market price range..........  11 1/8  12 1/8    10 3/4    9 5/8    9 1/2
                                 8 1/2   8 5/8     7 7/8    7 3/8    6 1/4

GENERAL STATISTICS:
  Shareholders................   7,198   6,920     6,994    7,139    6,809
  Employees...................   5,239   5,363     5,424    5,544    6,085
==========================================================================
Note: The per common share amounts have been adjusted to reflect the eight-for-five common stock split in 1987 and the three-for-two common stock split in 1985.