Form 10-K, Exhibit 13
period 1995-12-31
KAMAN CORP
filed 1996-03-22
CIK 54381

-----------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-----------------------------------------------------------------

RESULTS OF OPERATIONS

Revenues for 1995 were $899.5 million compared to $820.8 million in 1994 and $794.1 million in 1993. The increase for 1995 is largely attributable to the corporation's Distribution segment.

Distribution segment revenues increased by 13% in 1995 and 1994, and by 7% in 1993. During 1995, Industrial Distribution sales (about 75% of this segment's business in 1995) continued to benefit from domestic economic growth. Revenue increases have been stronger than the rate of increase in industrial production, however, due in part to the company's efforts to expand partnering relationships with suppliers, address the needs of customers who want to consolidate their vendor base, and provide value added services in areas such as electrical and electronic systems, materials handling, and precision positioning systems. For its larger customers, the corporation is increasingly being given the opportunity to perform an "integrated supply" function, involving management of their parts inventories and associated personnel as well as selection of suppliers for the customer's facility. These initiatives, in combination with enhanced operating efficiencies attained during the past few years, have resulted in increased market share for the industrial distribution business. Music Distribution sales also increased during 1995, with the increases occurring largely in the U.S. market.

Diversified Technologies segment revenues were up 4% in 1995, compared to decreases of 9% in 1994 and 5% in 1993. The results for 1995 are primarily due to sales of the K-MAX(Registered Trademark) helicopter and increased demand for the corporation's specialty self-lubricating bearings.

During 1995, the corporation continued efforts to adapt the defense portion of this segment's business (71% in 1995) to market conditions. With respect to its SH-2 helicopter, management believes that there is potential for use of this aircraft by foreign military services. In 1995, the corporation began work pursuant to a letter agreement between the Republic of Egypt and the U.S. Navy for the acquisition of ten (10) SH-2G helicopters. This work, which could have a value of up to $135 million over a three year period, involves the retrofit of SH-2F helicopters already manufactured for the U.S. Navy into the SH-2G configuration. The contract between the corporation and the U.S. Navy for this work is in the negotiation process, however, the corporation has received a contract to provide long lead materials

-----------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued
-----------------------------------------------------------------

and services in support of the sale in the amount of $40 million. Deliveries are scheduled to begin in the third quarter of 1997. The corporation is pursuing other opportunities for foreign sales as well; during 1995 an office was established in Australia to coordinate work on competitions in New Zealand, Australia, and Malaysia. In December 1995 the government of New Zealand notified the corporation that it is one of only two competitors (and the only U.S. company) that will enter the Best and Final Offer process for the procurement of four (4) to six (6) retrofitted aircraft. Although the corporation is not manufacturing further aircraft for the U.S. Navy, sixteen (16) aircraft are currently in the Naval Reserves and the corporation expects to provide logistics and spare parts support for these aircraft.

As to its advanced technology defense programs, management continues to believe that it is well positioned to compete in a defense environment that is increasingly emphasizing advanced technology "smart weapons" programs in its strategic planning. The corporation has significant expertise in the field of high-technology programs, having performed a multitude of government contracts over the years. These contracts have involved products and systems, as well as services such as computer software development, intelligence analysis, and research and development. The corporation continues to be successful in maintaining revenues from this type of business, however, competition for these contracts is increasing.

The corporation is also involved in aerospace subcontracting work for several commercial and military airframe manufacturing programs. This work has been affected by weakness in the domestic aircraft industry in the last several years. However, during 1995 there were indications from the commercial aircraft industry itself of some potential for renewed health in the industry, with the roll out of the new Boeing 777 being a prime example. Additionally, the Department of Defense announcement regarding longer term production of the McDonnell Douglas C-17 is an encouraging sign.

The K-MAX helicopter program, an important initiative for this segment, completed its first full year in commercial operation during 1995. K-MAX is a medium to heavy lift 'aerial truck' with operating characteristics that distinguish it from other helicopters for use in logging, fire fighting, reforestation, utility power line work, and other applications. During 1995,

-----------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued
-----------------------------------------------------------------

research and development expenditures for the program decreased compared to expenditures for 1994 and prior periods, as initial development of the aircraft nears completion. The aircraft is now certified in the United States, Canada, and Switzerland; the approval process has been initiated in Japan. The special lease program for the first five (5) helicopters has been substantially completed; the corporation continues to lease certain of the aircraft, generally with initial customers. For the most part, the aircraft is now being sold in the United States and abroad. The production lot for 1995 consisted of six (6) aircraft and a similar number are scheduled for production in 1996. Management has deliberately taken a conservative approach to introducing this new model of helicopter and expects that sales and profitability will take some time to achieve. Management also believes that a conservative approach is prudent since the market has been affected by a number of military surplus aircraft that have been (and may be in the future) released to the public at lower cost than new aircraft.

During the third quarter of 1995, the K-MAX was chosen as the winner of the U.S. Navy Military Sealift Command vertical replenishment (VERTREP) demonstration competition. Two aircraft were used in the demonstration, which was conducted for a period of two months. Management believes that this may be another step taken by the federal government toward acquisition reform by evaluating the concept of charter/lease for this aircraft in a non-combat role. During the first quarter of 1996, the U.S. Navy issued a request for proposal for a six month VERTREP project scheduled to begin in April; the corporation is in the process of bidding for this work, which would involve two aircraft under a charter/lease arrangement.

The corporation had operating income of $42.1 million and net earnings of $19.6 million for 1995 compared to an operating loss of $8.8 million and a net loss of $13.2 million in 1994. After giving effect to the preferred stock dividend requirement, earnings available to common shareholders for 1995 were $15.9 million compared to a loss of $16.9 million a year ago. Results for 1994 reflect a pre-tax charge of $44.0 million taken in the fourth quarter to write-down the corporation's investment in Raymond Engineering, a subsidiary of the Diversified Technologies group. The Diversified Technologies segment had operating profits of $33.5 million for 1995 compared to a loss of $17.2 million in the previous year, due to the Raymond write-down. About $1.8

-----------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued
-----------------------------------------------------------------

million of 1995 results for Diversified Technologies is attributable to a one-time gain on the sale of real estate. Operating profits in the Distribution segment declined slightly in 1995 to $19.4 million from $19.6 million in 1994. Although Industrial Distribution operating profits increased, such increase was more than offset by a reduction in Music Distribution operating profits. The reduction is attributable to higher than expected costs associated with efforts to expand Music Distribution's manufacturing and distribution in Europe and to softening in Asian and European markets during the year. The Industrial Distribution business continues to benefit from good general economic conditions and to some degree its internal efforts to develop value added systems and services which have differentiated it from its competitors.

The corporation had an operating loss of $8.8 million and a net loss of $13.2 million for 1994 compared to an operating loss of $37.2 million and a net loss of $28.8 million for 1993. Results for 1993 were attributable to a restructuring charge of $69.5 million taken in the third quarter of that year. The Diversified Technologies segment had an operating loss of $17.2 million for 1994 compared to an operating loss of $41.3 million for 1993. The Distribution segment had operating income of $19.6 million for 1994 compared to $16.5 million for 1993, with the increase attributable largely to increased sales in the Industrial Distribution business. These results also reflect the fact that the overall mix of the corporation's activities has been in the process of shifting to businesses with somewhat lower profit margins and an increase of 14.8% for Diversified Technologies research and development expenditures in 1994.

The fourth quarter 1994 charge of $44.0 million related to a write-down of the corporation's investment in Raymond Engineering and its merger into Kaman Aerospace Corporation, another Diversified Technologies subsidiary. The charge consisted of $25.5 million to reflect management's judgment that its best estimate of Raymond Engineering's forecasted future operations, including interest expense, did not support the recoverability of its goodwill balance and a certain amount of its facilities and equipment; the write-down at estimated net realizable value of inventories whose cost was not expected to be recovered; and $2.5 million for severance costs related to personnel reductions, $6.5

-----------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued
-----------------------------------------------------------------

million for contract close-out costs, and related expenses of $4.0 million for items which will not benefit the ongoing activities of the merged organization. Implementation of the downsizing of Raymond's business and completion of merging operations of the two companies continued during 1995.

The third quarter 1993 charge reflects restructuring and other non-recurring costs in connection with the corporation's plan to reduce the size of its defense and commercial aircraft manufacturing business and implement defense conversion initiatives. About seventy percent (70%) of the charge has been used to write-off costs incurred for development, retooling and start-up for conversion initiatives, notably the K-MAX helicopter. The balance relates to personnel and facility reductions, contract close-out and related expenses associated with downsizing the defense and commercial aircraft manufacturing business.

The fully diluted earnings per share figures for 1995 include the potential conversion of the 6% convertible subordinated debentures, potential conversion of the corporation's Series 2 preferred stock and the exercise of stock options, since they were dilutive. The fully diluted loss per share figures for 1994 and 1993 do not reflect these potential conversions and exercises since their effect was anti-dilutive.

Interest expense increased 88% in 1995 compared to 1994; for 1994, interest expense decreased 33% compared to 1993. The increase is attributable to substantially higher average borrowings in 1995 due to increased capital requirements, and somewhat higher interest rates. The decrease for 1994 reflects in large part the exchange of Series 2 preferred stock for the majority of the outstanding 6% convertible subordinated debentures during the fourth quarter of 1993.

The corporation's consolidated effective income tax rate for 1995 was 40.1%. The corporation recorded an income tax benefit on its loss before income taxes at an overall rate of 7.1% for 1994, due primarily to a state income tax refund. The 1994 charge would probably have resulted in a higher income tax benefit, except for the fact that a substantial portion of the goodwill balance is non-deductible. The corporation recorded an income tax benefit of 28.9% for 1993, due primarily to the 1993 restructuring charge.

-----------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued
-----------------------------------------------------------------

The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. This statement permits either the recording of the cost of stock-based compensation over the applicable vesting period or disclosure of the unrecorded cost and related effect on earnings per share in the financial statement footnotes. This statement will be effective for the corporation beginning in 1996 and management continues to evaluate the provisions of the statement as it prepares for adoption.

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

Finally, on January 1, 1993, the corporation adopted Statement of Accounting Standards No. 112 concerning accounting for certain post-employment benefits. Adoption of this statement did not result in any material adjustment to or disclosure in the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The corporation's cash flow from operations has generally been sufficient to finance a significant portion of its working capital and other capital requirements. During 1995, the corporation's capital requirements increased compared to 1994 and this resulted in financing more of its requirements from bank borrowings compared to the prior year. These requirements included costs associated with the K-MAX helicopter program and working capital requirements due to increased business.

For general borrowing purposes during 1995, the corporation had maintained revolving credit agreements involving several banks located in the United States, Canada, and Europe, with a maximum unsecured line of credit of $200 million. The agreements each had a

-----------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued
-----------------------------------------------------------------

term of five years and contained provisions permitting the term to be extended for additional one-year periods upon concurrence of the parties (in the second quarter of 1995, the agreements were extended for an additional one year period). The agreements also contained various covenants, including debt to capitalization and consolidated net worth requirements. As of December 31, 1995, there were $30.0 million in borrowings under these agreements. For the year ended December 31, 1995, average borrowings under these agreements were $24.0 million. There were no borrowings under these agreements during 1994.

The corporation also maintains other short-term credit arrangements with various banks. As of December 31, 1995, these borrowings were at $62.9 million. For the year ended December 31, 1995, average bank borrowings against these short-term arrangements were $72.3 million compared to $45.5 million for 1994.

In order to obtain increased flexibility in meeting its future business requirements, including working capital requirements for potential foreign sales of the SH-2 helicopter, the corporation replaced its existing revolving credit agreements with a new revolving credit facility on January 29, 1996. The new facility provides a maximum unsecured line of credit of $250 million and involves a syndicate of eleven banks, both foreign and domestic, many of whom were participants in the previous agreements. The agreement has a term of five years and contains various covenants, including debt to capitalization, consolidated net worth requirements, and limitations on other indebtedness for borrowed money that the corporation may incur.

The corporation has a stock repurchase program under which it may repurchase slightly more than 700,000 Class A shares. As of December 31, 1995, a total of 188,000 Class A shares had been repurchased under the program. The primary purpose of the stock repurchase program is to meet the needs of the Employees Stock Purchase Plan and Stock Incentive Plan.

During the third quarter of 1993, the corporation made an offer pursuant to which holders of its 6% convertible subordinated debentures might exchange them for the corporation's newly created Series 2 preferred stock. The purpose of the offer was to increase the corporation's equity capital while reducing its indebtedness.

-----------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued
-----------------------------------------------------------------

On October 22, 1993 the corporation issued $57.2 million of preferred stock (representing 285,837 shares of preferred stock or 1,143,348 depositary shares) in exchange for $61.8 million of debentures (66.73% of the amount actually tendered). The preferred stock is convertible to Class A common stock at a price of $12.56 per share and has a 6.5% cumulative dividend rate.

The corporation recorded a net gain of $3.0 million as a result of the exchange. While the transaction was favorable to the corporation from a debt to equity standpoint, it resulted in further dilution of outstanding common stock in the event of conversion of the preferred stock and some dilution of the earnings that would otherwise be available for common shareholders.

Management believes that the corporation's cash flow from operations and available bank line of credit under its new revolving credit agreement will be sufficient to finance its working capital and other capital requirements for the foreseeable future.

FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements that describe the corporation's business prospects. Readers should keep in mind factors that could have an adverse impact on those prospects. These include political, economic, or other conditions, such as recessionary or expansive trends, inflation rates, currency exchange rates, taxes and regulations and laws affecting the business, and standard government contract provisions permitting termination for the convenience of the government; as well as product competition, pricing, the degree of acceptance of new products to the marketplace, and the difficulty of forecasting sales at various times in various markets.

-------------------------------------------------------------------------
SELECTED QUARTERLY FINANCIAL DATA
(In thousands except per share amounts)
                            First     Second    Third     Fourth    Total
                            Quarter   Quarter   Quarter   Quarter   Year
-------------------------------------------------------------------------
NET SALES:
    1995 ...............    $207,982  $221,509  $225,629  $241,278  $896,398
    1994 ...............     197,583   208,625   198,933   214,041   819,182

GROSS PROFIT:
    1995 ...............    $ 55,816  $ 56,279  $ 56,433  $ 61,109  $229,637
    1994 ...............      51,953    52,703    51,867    50,897   207,420

NET EARNINGS (LOSS):
    1995 ...............    $  5,550  $  4,663  $  4,571  $  4,818  $ 19,602
    1994 ................      4,240     4,596     4,901   (26,918)  (13,181)

PER COMMON SHARE--PRIMARY:
    1995 ................       $.25      $.20      $.20      $.21      $.86
    1994 ................        .18       .20       .22     (1.53)     (.93)

PER COMMON SHARE--FULLY DILUTED:
    1995 ................       $.24      $.20      $.20      $.21      $.85
    1994 ................        .18       .20       .22     (1.53)     (.93)
-----------------------------------------------------------------------------

Gross profit for 1994 excludes the effect of restructuring, impairment and other costs.

The conversion of the convertible subordinated debentures and the Series 2 preferred stock along with the exercise of the stock options were not assumed in the net loss per common share -- primary and fully diluted calculations for the fourth quarter of and year 1994 because they had an anti-dilutive effect.

-----------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1995 AND 1994     KAMAN CORPORATION AND SUBSIDIARIES
-----------------------------------------------------------------

-----------------------------------------------------------------------------
(In thousands except share and per share amounts)       1995       1994
-----------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
    Cash ...............................................$   4,078  $   3,711
    Accounts receivable ................................  177,878    146,411
    Inventories ........................................  192,734    160,224
    Deferred income taxes ..............................   21,250     21,041
    Other current assets ...............................    8,924      7,625
-----------------------------------------------------------------------------
          Total current assets .........................  404,864    339,012
-----------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, NET .....................   83,054     84,621
GOODWILL, NET ..........................................    8,131      8,486
OTHER ASSETS ...........................................    4,020     10,830
-----------------------------------------------------------------------------
                                                        $ 500,069  $ 442,949
-----------------------------------------------------------------------------





















                                   Page 10


-----------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS continued
DECEMBER 31, 1995 AND 1994     KAMAN CORPORATION AND SUBSIDIARIES
-----------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Notes payable ...................................   $  62,851  $  52,659
    Current portion of long-term debt ...............         647        659
    Accounts payable -- trade .......................      61,729     54,561
    Accrued salaries and wages ......................      10,386      9,609
    Accrued vacations ...............................       6,361      6,350
    Accrued restructuring and other costs ...........      13,542     27,650
    Other accruals and payables .....................      50,757     40,416
    Income taxes payable ............................        --          978
-----------------------------------------------------------------------------
          Total current liabilities .................     206,273    192,882
-----------------------------------------------------------------------------
DEFERRED CREDITS ....................................      13,127      8,880
LONG-TERM DEBT, EXCLUDING CURRENT PORTION ...........      66,386     37,433
SHAREHOLDERS' EQUITY:
    Capital stock, $1 par value per share:
       Preferred stock, authorized 700,000 shares:
          Series 2 preferred stock, 6 1/2% cumulative
             convertible (stated at liquidation preference
             of $200 per share)authorized 500,000 shares,
             issued 285,837 shares in 1995 and 1994....    57,167     57,167
       Common stock:
          Class A, authorized 48,500,000 shares,
             nonvoting; $.10 per common share dividend
             preference; issued 17,788,233 shares in
             1995 and 17,600,381 shares in 1994......      17,788     17,600
          Class B, authorized 1,500,000 shares, voting;
             issued 667,814 shares in 1995 and 1994...        668        668
    Additional paid-in capital ......................      19,319     17,853
    Retained earnings ...............................     120,399    112,592
    Unamortized restricted stock awards .............        (609)      (744)
    Equity adjustment from foreign currency translation      (280)      (444)
-----------------------------------------------------------------------------
                                                          214,452    204,692
    Less 16,825 shares and 95,479 shares of Class A
       common stock in 1995 and 1994, respectively,
       held in treasury, at cost ....................        (169)      (938)
-----------------------------------------------------------------------------
          Total shareholders' equity ................     214,283    203,754
-----------------------------------------------------------------------------
                                                        $ 500,069  $ 442,949
-----------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

-----------------------------------------------------------------
CONSOLIDATED STATEMENTS OF EARNINGS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                              KAMAN CORPORATION AND SUBSIDIARIES
-----------------------------------------------------------------

-----------------------------------------------------------------------------
(In thousands except per share amounts)     1995        1994       1993
-----------------------------------------------------------------------------
REVENUES:
    Net sales ...........................   $ 896,398  $ 819,182   $ 792,510
    Other ...............................       3,078      1,592       1,582
-----------------------------------------------------------------------------
                                              899,476    820,774     794,092
-----------------------------------------------------------------------------
COSTS AND EXPENSES:
    Cost of sales .......................     666,761    611,762     588,237
    Selling, general and administrative
     expense.............................     190,604    173,853     173,581
    Interest expense ....................       8,834      4,694       6,976
    Restructuring, impairment and other
     costs ..............................        --       44,000      69,500
    Other expense (income) ..............         546        646      (3,728)
-----------------------------------------------------------------------------
                                              866,745    834,955     834,566
-----------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE INCOME TAXES .....      32,731    (14,181)    (40,474)
INCOME TAXES (BENEFIT) ..................      13,129     (1,000)    (11,679)
-----------------------------------------------------------------------------
NET EARNINGS (LOSS) .....................   $  19,602  $ (13,181)  $ (28,795)
-----------------------------------------------------------------------------
PREFERRED STOCK DIVIDEND REQUIREMENT ....   $  (3,716) $  (3,716)  $    (702)
-----------------------------------------------------------------------------
EARNINGS (LOSS) APPLICABLE TO COMMON STOCK  $  15,886  $ (16,897)  $ (29,497)
-----------------------------------------------------------------------------
PER SHARE:
    Net earnings (loss) per common share:
       Primary ..........................   $     .86  $    (.93)  $   (1.63)
       Fully diluted ....................         .85       (.93)      (1.63)

    Dividends declared:
       Series 2 preferred stock .........       13.00      13.00        1.37
       Common stock .....................         .44        .44         .44
-----------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

-----------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                              KAMAN CORPORATION AND SUBSIDIARIES
-----------------------------------------------------------------

(In thousands except share amounts)            1995       1994       1993
-----------------------------------------------------------------------------
SERIES 2 PREFERRED STOCK:
    Balance -- beginning of year ........      $  57,167  $  57,167  $    --
    Shares issued .......................           --         --     57,167
-----------------------------------------------------------------------------
    Balance -- end of year ..............         57,167     57,167   57,167
-----------------------------------------------------------------------------
CLASS A COMMON STOCK:
    Balance -- beginning of year ........         17,600     17,600   17,600
    Shares issued .......................            188       --       --
-----------------------------------------------------------------------------
    Balance -- end of year ..............         17,788     17,600   17,600
-----------------------------------------------------------------------------
CLASS B COMMON STOCK ....................            668        668      668
-----------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL:
    Balance -- beginning of year ........         17,853     18,459   19,343
    Employee stock plans ................          1,427       (611)    (409)
    Restricted stock awards .............             39          5      (75)
    Expenses relating to issuance of preferred stock  --         --     (400)
-----------------------------------------------------------------------------
    Balance -- end of year ..............         19,319     17,853   18,459
-----------------------------------------------------------------------------
RETAINED EARNINGS:
    Balance -- beginning of year ........        112,592    137,490  174,607
    Net earnings (loss) .................         19,602    (13,181) (28,795)
    Dividends declared:
       Preferred stock ..................         (3,716)    (3,716)    (392)
       Common stock .....................         (8,079)    (8,001)  (7,930)
-----------------------------------------------------------------------------
    Balance -- end of year ..............        120,399    112,592  137,490
-----------------------------------------------------------------------------
UNAMORTIZED RESTRICTED STOCK AWARDS:
    Balance -- beginning of year ........           (744)      (968)  (1,008)
    Stock awards issued .................           (179)      (119)    (323)
    Amortization of stock awards ........            314        343      363
-----------------------------------------------------------------------------
    Balance -- end of year ..............           (609)      (744)    (968)
-----------------------------------------------------------------------------

                                         Page 13


-----------------------------------------------------------------
CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS' EQUITY continued
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                              KAMAN CORPORATION AND SUBSIDIARIES
-----------------------------------------------------------------

EQUITY ADJUSTMENT FROM FOREIGN
  CURRENCY TRANSLATION:
    Balance -- beginning of year ........         (444)      (158)        52
    Translation adjustment ..............          164       (286)      (210)
-----------------------------------------------------------------------------
    Balance -- end of year ..............         (280)      (444)      (158)
-----------------------------------------------------------------------------
TREASURY STOCK:
    Balance -- beginning of year ........         (938)    (1,945)    (1,727)
    Shares acquired in 1995-38,685;
    1994-193,399;1993-315,961                     (430)    (1,847)    (3,520)
    Shares reissued under various stock plans    1,199      2,854      3,302
-----------------------------------------------------------------------------
    Balance -- end of year ..............         (169)      (938)    (1,945)
-----------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY ..............    $ 214,283  $ 203,754  $ 228,313
-----------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

-----------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                   KAMAN CORPORATION AND SUBSIDIARIES
-----------------------------------------------------------------

(In thousands)                           1995      1994      1993
----------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

    Net earnings (loss) ...............  $ 19,602  $(13,181) $(28,795)
    Adjustments to reconcile net
       earnings (loss)to cash provided
       by (used in) operating activities:
       Depreciation and amortization ....  12,687    13,053    13,456
       Net gain on sale of assets .......  (1,660)     --        (846)
       Net gain on exchange of debentures    --        --      (3,037)
       Restructuring, impairment and
         other costs ....................    --      44,000    69,500
       Deferred income taxes ............  10,171    (7,062)  (19,679)
       Other, net .......................   1,130     1,999     1,783
       Changes in current assets and
         liabilities:
          Accounts receivable ........... (31,981)   19,204    13,058
          Inventories ................... (33,583)  (44,273)  (22,155)
          Other current assets ..........  (1,299)   (2,864)     (229)
          Accounts payable -- trade .....   7,294     3,315    (8,063)
          Accrued expenses and payables .  (3,206)      892    (7,614)
          Income taxes payable ..........    (978)   (2,361)     (248)
-----------------------------------------------------------------------------
             Cash provided by (used in)
                operating activities .... (21,823)   12,722     7,131
-----------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from sale of property,
       plant and equipment
       and other assets .................   4,210       195     1,014
    Expenditures for property,
      plant and equipment ............... (11,503)  (21,581)  (20,428)
    Other, net ..........................     (99)     (482)      689
-----------------------------------------------------------------------------
             Cash provided by (used in)
                investing activities ....  (7,392)  (21,868)  (18,725)
-----------------------------------------------------------------------------

                              Page 15


-----------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS continued
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                   KAMAN CORPORATION AND SUBSIDIARIES
-----------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Changes in notes payable ..........  $ 10,192  $ 21,498  $ 23,493
    Changes in current portion of
       long-term debt .................       (12)      (45)      (59)
    Additions to long-term debt .......    30,000       --        --
    Reduction of long-term debt .......    (1,047)     (834)   (1,108)
    Proceeds from exercise of employee
       stock plans ....................     2,674     2,128     2,500
    Purchases of treasury stock .......      (430)   (1,847)   (3,520)
    Dividends paid --
       Series 2 preferred stock .......    (3,716)   (3,716)     (392)
    Dividends paid -- common stock ....    (8,079)   (8,001)   (7,930)
    Other, net ........................       --       (171)       --
-----------------------------------------------------------------------------
             Cash provided by (used in)
                financing activities ..    29,582     9,012    12,984
-----------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH .......       367      (134)    1,390
CASH AT BEGINNING OF YEAR .............     3,711     3,845     2,455
-----------------------------------------------------------------------------
CASH AT END OF YEAR ...................  $  4,078  $  3,711  $  3,845
-----------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:

    On October 22, 1993, the corporation exchanged $61,804 of its 6% convertible subordinated debentures for $57,167 of its new Series 2 preferred stock.

See accompanying notes to consolidated financial statements.

-----------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993
(In thousands except share and per share amounts)
-----------------------------------------------------------------

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of the parent corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LONG-TERM CONTRACTS -- REVENUE RECOGNITION
Certain sales are made under fixed price and cost reimbursement type contracts. Estimated profits under such contracts are recorded concurrently with costs incurred thereon on the basis of percentage of completion. Any anticipated total contract losses are charged to operations during the period the loss is first indicated. Profits and losses accrued include the cumulative effect of changes in prior periods' price and cost estimates.

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

GOODWILL Amortization of goodwill is calculated on a straight-line method over its estimated useful life but not in excess of forty years. Such amortization amounted to $355 in 1995, $1,318 in 1994 and $1,268 in 1993.

At each balance sheet date, the corporation evaluates the carrying value of goodwill based upon its assessment of the forecasted future operations (including interest expense) and other factors for each subsidiary having a material goodwill balance. Based upon management's analysis, the corporation wrote-down goodwill relating to its investment in Raymond Engineering in the amount of $20,500 during the fourth quarter of 1994.

RESEARCH AND DEVELOPMENT Research and development costs not specifically covered by contracts are charged against income as incurred. Such costs amounted to $13,664 in 1995, $21,062 in 1994 and $18,350 in 1993.

INCOME TAXES Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled.

RESTRUCTURING, IMPAIRMENT AND OTHER COSTS

The corporation recorded pre-tax charges in 1994 and 1993, both reflecting its strategy for addressing trends in U.S. defense planning and spending priorities. Specifically, in 1994 the corporation recorded charges of $44,000 before taxes
($32,100 after taxes or $1.76 per common share); in 1993, the charge was $69,500 before taxes ($45,500 after taxes or $2.52 per common share).

The 1994 fourth quarter charge of $44,000 represents a write-down of the corporation's investment in Raymond Engineering, a diversified technologies subsidiary, in anticipation of a reduction in the size of its operation and certain of its product lines, and its merger into Kaman Aerospace, another Kaman subsidiary. When fully implemented, the consolidation is expected, on an overall basis, to result in reduced overheads and enhanced administrative and operational efficiency. This will assist the merged organization in positioning itself to compete more effectively in a defense environment which seems increasingly likely to favor the use of commercial technology products where possible. Approximately seventy percent (70%) of the charge represented the write-down of impaired assets, including goodwill, facilities and equipment, and inventories. A variety of factors contributed to the impairment of Raymond's assets. These included defense spending reductions, changes in defense planning and spending priorities, and technological evolution in certain product areas where Raymond has done business. In order for Raymond to compete in these product areas in the future, varying levels of investment in technological development would be required. In the fourth quarter of 1994, the corporation determined that it was not economically feasible to make such investments in those products which were unable to demonstrate potential for success. Consequently, the corporation's best estimate of Raymond's forecasted future operations, including interest expense, was that they did not support the recoverability of goodwill and a certain amount of facilities and equipment, which resulted in the write-down of approximately $25,500 for these items. In addition, inventories whose cost was not expected to be recovered were written down to estimated net realizable value during the fourth quarter. The remainder of the charge relates to personnel reductions and other expenses associated with downsizing Raymond's business. The majority of work force reductions have involved management and administrative employees whose functions are redundant to the merged organization. Severance payments of approximately $2,500 are to be made in accordance with Raymond's written severance pay policy and, in certain cases, individually negotiated agreements. Other expenses include contract close-out costs of $6,500 and related expenses of $4,000 for items which will not benefit the continuing activities of the merged organization. Through December 31, 1995, $2,200 of the severance accrual and $3,000 of the contract close-out costs and related expense accruals were utilized.

The 1993 third quarter charge of $69,500 represented restructuring and other costs in connection with the corporation's plan to reduce the size of its defense and commercial aircraft manufacturing business and develop defense conversion initiatives. About seventy percent (70%) of the charge has been used to write-off costs for development, retooling, and start-up of the conversion initiatives, notably the K-MAX(Registered Trademark) helicopter program. The balance relates to personnel and facility reductions, contract close-out and related expenses associated with the downsizing of the defense and commercial manufacturing businesses.

EXCHANGE OF CONVERTIBLE SUBORDINATED DEBENTURES

On October 22, 1993, pursuant to an exchange offer to all debentureholders, the corporation exchanged $57,167 of its new
6 1/2% cumulative convertible Series 2 preferred stock (convertible into Class A common stock at $12.56 per share) for $61,804 of its 6% convertible subordinated debentures. The pre-tax gain on the exchange of the debentures was $3,037 net of expenses of approximately $1,600. Additional issuance expenses of $400 were charged directly to additional paid-in capital.

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

                                              December 31,
                                             1995      1994
-----------------------------------------------------------------
Trade receivables, net of allowance
    for doubtful accounts of $2,289
    in 1995, $1,665 in 1994 ................ $ 76,659  $ 66,477
U.S. Government contracts:
    Billed .................................   43,380    36,407
    Recoverable costs and accrued
       profit -- not billed ................   37,597    19,585
Commercial contracts:
    Billed .................................    7,866    12,004
    Recoverable costs and accrued
       profit -- not billed ................   12,376    11,938
-----------------------------------------------------------------
   Total ................................... $177,878  $146,411
-----------------------------------------------------------------

Recoverable costs and accrued profit - not billed represent costs incurred on contracts, including contract retentions, which will become billable upon future deliveries or completion of engineering and service type contracts. Management estimates that approximately $14,162 of such costs and accrued profits at December 31, 1995 will be collected after one year.

INVENTORIES
Inventories are comprised as follows:

                                               December 31,
                                             1995      1994
-----------------------------------------------------------------
Merchandise for resale ..................... $107,407  $ 96,918
Contracts in process:
    U.S. Government ........................    9,397    10,834
    Commercial .............................    2,110     2,376
Other work in process (including
    certain general stock materials
    and spare parts) .......................   50,950    32,814
Finished goods .............................   22,870    17,282
-----------------------------------------------------------------
    Total .................................. $192,734  $160,224
-----------------------------------------------------------------

Progress payments of approximately $2,683 were netted against contracts in process at December 31, 1994.

The aggregate amounts of general and administrative costs allocated to contracts in process during 1995, 1994 and 1993 were $46,833, $44,979 and $54,551, respectively.

The estimated amounts of general and administrative costs remaining in contracts in process at December 31, 1995 and 1994 amount to $2,134 and $2,733, respectively, and are based on the ratio of such allocated costs to total costs incurred.

PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment are recorded at cost and summarized as follows:

                                              December 31,
                                             1995      1994
-----------------------------------------------------------------
Land .....................................   $  8,382  $  8,521

Buildings ................................     57,063    57,383

Leasehold improvements ...................     14,023    13,123

Machinery, office furniture and
    equipment ............................    109,849   104,376
-----------------------------------------------------------------
    Total ................................    189,317   183,403
Less accumulated depreciation
    and amortization .....................    106,263    98,782
-----------------------------------------------------------------
Property, plant and equipment,
    net ..................................   $ 83,054  $ 84,621
-----------------------------------------------------------------

CREDIT ARRANGEMENTS  --
SHORT-TERM BORROWINGS AND LONG-TERM DEBT

SHORT-TERM BORROWINGS The corporation has arrangements with several banks to borrow funds on a short-term basis with interest at current market rates. There were borrowings of $62,851 outstanding under these arrangements at December 31, 1995.

LONG-TERM DEBT The corporation has long-term debt as follows:

                                              December 31,
                                             1995      1994
-----------------------------------------------------------------
Unsecured notes:
    Revolving credit agreements .............$30,000   $  --
    Convertible subordinated
       debentures ........................... 33,191    33,191
Other obligations ...........................  3,842     4,901
-----------------------------------------------------------------
    Total ................................... 67,033    38,092
Less current portion ........................    647       659
-----------------------------------------------------------------
    Total excluding current portion .........$66,386   $37,433
-----------------------------------------------------------------

REVOLVING CREDIT AGREEMENTS The corporation has two revolving credit agreements involving several domestic and foreign lenders. The agreements provide an aggregate maximum commitment of $200,000 and each agreement expires in 2000. Interest under both agreements is payable at various market rates.

CONVERTIBLE SUBORDINATED DEBENTURES The corporation issued $95,000 of its 6% convertible subordinated debentures during 1987. The debentures are convertible into shares of the Class A common stock of Kaman Corporation at any time on or before March 15, 2012 at a conversion price of $23.36 per share at the option of the holder unless previously redeemed by the corporation. Pursuant to a sinking fund requirement beginning March 15, 1997, the corporation will redeem 5% of the outstanding principal amount of the debentures annually. The debentures are subordinated to the claims of senior debt holders and general creditors. The corporation exchanged $61,804 of these debentures for its new Series 2 preferred stock on October 22, 1993. The remaining debentures have a fair value of $27,217 at December 31, 1995 based upon current market prices.

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

LONG-TERM DEBT ANNUAL MATURITIES The aggregate amounts of annual maturities of long-term debt for each of the next five years are approximately as follows:

1996 ........................................  $    647
1997 ........................................     2,295
1998 ........................................     2,242
1999 ........................................     2,165
2000 ........................................     1,915

RESTRICTIVE COVENANTS The most restrictive of the covenants contained in the loan agreements require the corporation to have operating income, as defined, at least equal to 250% of interest expense; consolidated total indebtedness to total capitalization of not more than 45%; and consolidated net worth at least equal to $200,000.

NEW REVOLVING CREDIT AGREEMENT On January 29, 1996, the corporation entered into a new revolving credit agreement with an expanded group of domestic and foreign lenders which replaces the two revolving credit agreements described above. The new agreement provides for an aggregate maximum commitment of $250,000 and expires in 2001. The most restrictive of the covenants contained in the new agreement requires the corporation to have operating income, as defined, at least equal to 250% of interest expense through December 31, 1997 and 275% thereafter; consolidated total indebtedness to total capitalization of not more than 55%; and consolidated net worth at least equal to $200,000.

INTEREST PAYMENTS Cash payments for interest were $8,587, $4,572 and $8,092 for 1995, 1994 and 1993, respectively.

INCOME TAXES

The components of income taxes are as follows:

                             1995        1994        1993
-----------------------------------------------------------------
Current:
   Federal ............      $  1,958    $  6,362    $  6,250
   State ..............         1,000        (300)      1,750
-----------------------------------------------------------------
                                2,958       6,062       8,000
-----------------------------------------------------------------
Deferred:
   Federal ............         8,192      (5,762)    (17,929)
   State ..............         1,979      (1,300)     (1,750)
-----------------------------------------------------------------
                               10,171      (7,062)    (19,679)
-----------------------------------------------------------------
   Total ..............      $ 13,129    $ (1,000)   $(11,679)
-----------------------------------------------------------------

The components of the deferred tax assets and deferred tax liabilities are presented below:

                                            December 31,
                                        1995           1994
-----------------------------------------------------------------
Deferred tax assets:
   Long-term contracts .................$  2,531       $  1,908
   Deferred employee benefits ..........   7,371          7,093
   Restructuring, impairment and
      other costs ......................   8,860         20,050
   Inventory ...........................   1,238          2,121
   Accrued liabilities and other
      items ............................   7,170          6,678
-----------------------------------------------------------------
      Total deferred tax assets ........  27,170         37,850
-----------------------------------------------------------------
Deferred tax liabilities:
   Depreciation and amortization .......  (4,715)        (6,319)
   Other items .........................  (4,135)        (3,040)
-----------------------------------------------------------------
      Total deferred tax liabilities ...  (8,850)        (9,359)
-----------------------------------------------------------------
      Net deferred tax asset ...........$ 18,320       $ 28,491
-----------------------------------------------------------------

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

The provisions for federal income taxes approximate the amounts computed by applying the U.S. federal income tax rate to earnings
(loss) before income taxes after giving effect to state income taxes. The federal tax provision was reduced by $4,600 in 1994 as a result of the non-deductible portion of the write-down of goodwill. The federal tax benefit in 1993 was reduced $1,800 to provide for prior years' tax examinations. Cash payments for income taxes were $3,953, $8,255 and $7,988 in 1995, 1994 and 1993, respectively.

PENSION PLAN

The corporation has a non-contributory defined benefit pension plan covering all of its full-time employees. Benefits under this plan are based upon an employee's years of service and compensation levels during employment and there is an offset provision for social security benefits. It is the corporation's policy to fund pension costs accrued. Plan assets are invested in a diversified portfolio consisting of equity and fixed income securities (including $8,483 of Class A common stock of Kaman Corporation at December 31, 1995).

The pension plan costs were computed using the projected unit credit actuarial cost method and include the following components:

                              1995      1994      1993
-----------------------------------------------------------------
Service cost for
   benefits earned
   during the year .......... $  8,991  $  9,636  $  8,661
Interest cost on
   projected benefit
   obligation ...............   18,065    16,558    15,900
Actual return on plan
   assets ...................  (58,243)   (1,848)  (21,498)
Net amortization and
   deferral .................   36,725   (17,543)    2,200
-----------------------------------------------------------------
Net pension cost ............ $  5,538  $  6,803  $  5,263
-----------------------------------------------------------------


The funded status of the pension plan is as follows:


                                           December 31,
                                        1995           1994
-----------------------------------------------------------------
Actuarial present value of
   accumulated benefit obligation:
   Vested benefits .....................$ 224,699      $ 200,745
   Non-vested benefits .................    1,967          2,153
-----------------------------------------------------------------
      Total ............................$ 226,666      $ 202,898
-----------------------------------------------------------------
Actuarial present value of
   projected benefit obligation ........$ 258,111      $ 233,312
Plan assets at fair value ..............  279,173        226,054
-----------------------------------------------------------------
Excess (deficiency) of assets over
   projected benefit obligation ........   21,062         (7,258)
Unrecognized prior service cost ........     (566)          (621)
Unrecognized net loss ..................  (10,896)        18,503
Unrecognized net transition asset ......  (11,122)       (12,976)
-----------------------------------------------------------------
Accrued pension cost ...................$   1,522      $   2,352
-----------------------------------------------------------------

The actuarial assumptions used in determining the funded status of the pension plan are as follows:

                                            December 31,
                                        1995           1994
-----------------------------------------------------------------
Discount rate ..........................7 1/2%         8%
Average rate of increase
   in compensation levels ..............4 1/2%         5%
-----------------------------------------------------------------

The expected long-term rates of return on plan assets used to compute the net periodic pension costs were 9% for 1995 and 1994.

COMMITMENTS AND CONTINGENCIES

Rent commitments under various leases for office space, warehouse, land and buildings expire at varying dates from January 1996 to December 2008. Certain annual rentals are subject to renegotiation, with certain leases renewable for varying periods. Lease periods for machinery and equipment vary from 1 to 7 years.

Substantially all real estate taxes, insurance and maintenance expenses are obligations of the corporation. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

The following future minimum rental payments are required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 1995:

 1996 ......................................   $ 11,476
 1997 ......................................      6,436
 1998 ......................................      4,659
 1999 ......................................      3,572
 2000 ......................................      2,997
 Later years ...............................      2,136
 ------------------------------------------------------
 Total .....................................   $ 31,276
 ------------------------------------------------------

Lease expense for all operating leases, including leases with terms of less than one year, amounted to $14,158, $14,150 and $15,172 for 1995, 1994 and 1993, respectively.

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

COMPUTATION OF EARNINGS (LOSS)
PER COMMON SHARE

The primary earnings (loss) per common share computation is based on the weighted average number of shares of common stock outstanding in 1995, 1994 and 1993 and includes the common stock equivalency of options granted to employees under the stock incentive plan. The fully diluted earnings per share computation also assumes that the 6% convertible subordinated debentures are converted at the beginning of each year with the resultant reduction in interest costs net of tax and the additional dilutive effect of the stock options.

Subsequent to the exchange of a majority of the debentures for Series 2 preferred stock on October 22, 1993, the corporation added the preferred stock dividend requirement to its net loss to arrive at net loss applicable to common stock to calculate its loss per common share -- primary for 1994 and 1993. In 1995, the preferred stock dividend requirement was deducted to arrive at earnings applicable to common stock to calculate its earnings per common share -- primary. In addition, in order to determine the fully diluted earnings (loss) per common share, it is assumed that the Series 2 preferred stock would be converted into Class A common stock from its date of issuance and the preferred stock dividend requirement eliminated.

Due to the net loss during 1994 and 1993, however, the dilutive effect from conversion of the outstanding 6% convertible subordinated debentures and the Series 2 preferred stock is anti-dilutive and accordingly not included in the computation.

EMPLOYEES STOCK PURCHASE PLAN

The Kaman Corporation Employees Stock Purchase Plan allows employees to purchase Class A common stock of the corporation, through payroll deductions, at 85% of the market value of shares at the time of purchase. The plan provides for the grant of rights to employees to purchase a maximum of 1,500,000 shares of Class A common stock of the corporation commencing July 1, 1989. Effective November 1, 1993, the maximum number of shares available for issuance under the Plan was replenished to 1,500,000 shares. There are no charges or credits to income in connection with the plan. During 1995, 218,028 shares were issued to employees at prices ranging from $9.03 to $10.94 per share. During 1994, 248,223 shares were issued to employees at prices ranging from $7.54 to $8.61 per share. During 1993, 241,808 shares were issued to employees at prices ranging from $7.86 to $9.78 per share. At December 31, 1995, there were approximately 990,550 shares available for offering under the plan.

STOCK INCENTIVE PLAN

Effective November 1, 1993, the corporation adopted the 1993 Stock Incentive Plan. The 1993 Plan includes a continuation and extension of the stock incentive program of the corporation set forth in the 1983 Stock Incentive Plan which terminated on October 31, 1993.

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

At December 31, 1995, there were outstanding options issued under the plan for the purchase of 677,047 shares at prices ranging from $7.50 to $11.38 per share. As of that date options covering 424,807 shares were exercisable at $7.50 to $11.25 per share. Options for 132,857, 12,104 and 37,929 shares were exercised during 1995, 1994 and 1993, respectively, at prices ranging from $7.50 to $9.88 per share. Restricted stock awards were made for 30,000 shares at $11.38 per share in 1995, 12,000 shares at $9.94 per share in 1994 and 34,000 shares at $9.50 per share in 1993. At December 31, 1995, there were 64,300 shares remaining subject to restrictions pursuant to these awards. No stock appreciation rights have been issued under the plan.

The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation. SFAS 123 permits either the recording of the cost of stock-based compensation over the applicable vesting period or disclosing the unrecorded cost and related effect on earnings per share in the financial statement footnotes. The corporation continues to evaluate the provisions of this statement, which will be effective for 1996, as it prepares for adoption.

SEGMENT INFORMATION

The corporation serves government, industrial and commercial markets through two industry segments -- Diversified Technologies and Distribution.

Through its diversified technologies operations, the corporation provides a range of technical professional services involving either advanced information technologies or high technology science and engineering to Department of Defense and other government customers; advanced technology products such as electromagnetic motors, sliding bearings, and non-contact measuring systems for military and industrial customers; commercial airframe subcontracting programs, safety and fusing systems, and manufacturing work along with spare parts and logistics for the SH-2 helicopter. The K-MAX(Registered Trademark) helicopter program, a significant commercial effort for the corporation, is included in the Diversified Technologies segment. The Diversified Technologies' segment operating profit for 1995 includes a gain of approximately $1,800 on the sale of real estate. The Diversified Technologies' segment operating loss for 1994 reflects the effect of the $44,000 fourth quarter charge associated with the write-down of the investment in Raymond Engineering, its merger into Kaman Aerospace, and the downsizing of Raymond's business. In addition, the Diversified Technologies' segment operating loss for 1993 includes the impact of the $69,500 charge for restructuring and other costs accrued in the third quarter to address various downsizing and product conversion efforts.

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

Summarized financial information by business segment is as follows:

                                   1995      1994      1993
-----------------------------------------------------------------
Net sales:
   Diversified
      Technologies ...........     $322,614  $310,279  $341,621
   Distribution ..............      573,784   508,903   450,889
-----------------------------------------------------------------
                                   $896,398  $819,182  $792,510
=================================================================
Operating profit (loss):
   Diversified
      Technologies ............    $ 33,492  $(17,226) $(41,346)
   Distribution ...............      19,355    19,558    16,521
-----------------------------------------------------------------
                                     52,847     2,332   (24,825)
Interest, corporate
   and other income/
   expense, net ...............      20,116    16,513    15,649
-----------------------------------------------------------------
Earnings (loss) before
   income taxes ...............    $ 32,731  $(14,181) $(40,474)
=================================================================
Identifiable assets:
   Diversified
      Technologies ............    $267,037  $236,239  $252,450
   Distribution ...............     223,495   198,145   177,608
   Corporate ..................       9,537     8,565    10,138
-----------------------------------------------------------------
                                   $500,069  $442,949  $440,196
=================================================================

                              Page 32


Capital expenditures:
   Diversified
      Technologies ............    $  6,472  $ 17,396  $ 13,678
   Distribution ...............       4,440     3,732     6,207
   Corporate ..................         591       453       543
-----------------------------------------------------------------
                                   $ 11,503  $ 21,581  $ 20,428
=================================================================
Depreciation and amortization:
   Diversified
      Technologies ............    $  8,208  $  9,307  $  9,439
   Distribution ...............       3,568     2,946     3,197
   Corporate ..................         911       800       820
-----------------------------------------------------------------
                                   $ 12,687  $ 13,053  $ 13,456
=================================================================

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

Net sales by the Diversified Technologies segment made under contracts with U.S. Government agencies (including sales to foreign governments through foreign military sales contracts with U.S.
Government agencies) account for $228,658 in 1995, $249,854 in 1994 and $279,530 in 1993.

-----------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS
-----------------------------------------------------------------

KPMG PEAT MARWICK LLP
Certified Public Accountants
CityPlace II
Hartford, Connecticut 06103

THE BOARD OF DIRECTORS AND SHAREHOLDERS
KAMAN CORPORATION:

We have audited the accompanying consolidated balance sheets of Kaman Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1995. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kaman Corporation and subsidiaries at December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                     /s/ KPMG PEAT MARWICK LLP

January 29, 1996

-----------------------------------------------------------------
ELEVEN-YEAR SELECTED FINANCIAL DATA
                               KAMAN CORPORATION AND SUBSIDIARIES
-----------------------------------------------------------------

(In thousands except per share amounts, shareholders and employees)
                                 1995     1994     1993     1992     1991
-----------------------------------------------------------------------------
OPERATIONS:
  Revenues...................... $899,476 $820,774 $794,092 $784,732 $780,357
  Cost of sales ................  666,761  611,762  588,237  583,638  582,641
  Selling, general and
    administrative expense......  190,604  173,853  173,581  164,603  160,824
  Restructuring, impairment
    and other costs.............    --      44,000   69,500     --       --
  Operating income (loss) ......   42,111   (8,841) (37,226)  36,491   36,892
  Interest expense .............    8,834    4,694    6,976    7,086    8,191
  Other expense (income) .......      546      646   (3,728)     401      359
  Earnings (loss) before
    income taxes................   32,731  (14,181) (40,474)  29,004   28,342
  Income taxes (benefit) .......   13,129   (1,000) (11,679)  11,628   11,375
  Net earnings (loss) ..........   19,602  (13,181) (28,795)  17,376   16,967
FINANCIAL POSITION:
  Current assets ............... $404,864 $339,012 $316,601 $334,581 $309,970
  Current liabilities ..........  206,273  192,882  166,765  122,015  110,916
  Working capital ..............  198,591  146,130  149,836  212,566  199,054
  Property, plant and
    equipment, net..............   83,054   84,621   81,711   73,262   75,233
  Total assets .................  500,069  442,949  440,196  443,445  421,866
  Long-term debt ...............   66,386   37,433   37,977  100,889  102,053
  Shareholders' equity .........  214,283  203,754  228,313  209,535  202,150
PER SHARE AMOUNTS:
  Net earnings (loss)
    per common share--primary...    $.86    $(.93)  $(1.63)    $.95     $.93
  Net earnings (loss) per
    common share--fully diluted      .85     (.93)   (1.63)     .93      .91
  Dividends declared --
    Series 2 preferred stock....   13.00    13.00     1.37      --       --
  Dividends declared--common stock   .44      .44      .44      .44      .44
  Shareholders' equity --
    common stock ...............    8.52     8.07     9.46    11.58    11.07
  Market price range ...........   13 3/8   11 1/8   12 1/8   10 3/4    9 5/8
                                   10        8 1/2    8 5/8    7 7/8    7 3/8
GENERAL STATISTICS:
  Shareholders .................    7,646    7,198    6,920    6,994    7,139
  Employees ....................    5,400    5,239    5,363    5,424    5,544
-----------------------------------------------------------------------------