Form 10-K, Exhibit 13
period 1996-12-31
KAMAN CORP
filed 1997-03-21
CIK 54381

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Revenues for 1996 were $953.7 million compared to $899.5 million in 1995 and $820.8 million in 1994. The increase for 1996 is equally attributable to the corporation's Distribution and Diversified
Technologies segments. The increase for 1995 is primarily attributable to the Distribution segment.

Distribution segment revenues increased by 4% in 1996, and by 13% in 1995 and 1994. During 1996, Industrial Distribution revenues (about 75% of this segment's revenues in 1996) continued to benefit from domestic economic growth. Revenue increases have generally been stronger than the rate of increase in industrial production due in part to the company's efforts to expand partnering relationships with suppliers, address the needs of customers who want to consolidate their vendor base, and provide value added services in areas such as electrical and electronic systems, materials handling, and precision positioning systems. The company in 1996 opened new branches in the south and midwest regions of the United States to service new customers and develop additional business. These are geographical regions where the company has not traditionally had a strong presence. For its larger customers, the company has been given the opportunity to perform an "integrated supply" function, involving management of their parts inventories and associated personnel as well as selection of suppliers for the customer's facility. These initiatives, in combination with enhanced operating efficiencies attained during the past few years, have resulted in increased market share for the industrial distribution business. Music Distribution sales also increased during 1996, with the increases occurring largely in the U.S. market.

Diversified Technologies segment revenues were up 9% in 1996 and 4% in 1995, compared to a decrease of 9% in 1994. The results for 1996 are primarily due to sales of the K-MAX(R) helicopter, work on the SH-2G helicopter retrofit program for Egypt, and increased demand for the corporation's specialty self-lubricating bearings and scientific services.

During 1996, the corporation continued efforts to adapt the defense portion of this segment's business (72% in 1996) to market conditions. With respect to its SH-2 helicopter, management believes that there is potential for use of this aircraft by

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

foreign military services, especially those using smaller ships with landing platforms that are well-suited to this helicopter. In 1995, the corporation began work pursuant to a letter agreement between the Republic of Egypt and the U.S. Navy for the acquisition of ten (10) SH-2G helicopters. This work involves the retrofit of SH-2F helicopters already manufactured for the U.S. Navy into the SH-2G configuration. The contract between the corporation and the U.S. Navy for this program was finalized in December 1996 and is worth approximately $150 million. Deliveries are scheduled to begin in the fourth quarter of 1997 and be completed by the end of 1998. As it pursues other opportunities for foreign sales, the corporation has maintained an office in Australia to coordinate work on competitions in Australia, New Zealand, and Malaysia. During January 1997, the corporation was notified by the Australian government that it had been selected as the "preferred tenderer" in a competition to supply eleven (11) multi-mission helicopters to go aboard Royal Australian Navy ANZAC frigates. Contract negotiations should begin shortly and are expected to take several months to complete. The retrofit aircraft for Australia will incorporate a new cockpit and new weapons and sensors. Therefore, while the contract value is presently undetermined, management expects that it will be significantly larger in dollar value than the program for Egypt. It is also anticipated that revenues and earnings will phase in gradually, with deliveries expected to begin in 2001. As to New Zealand, the corporation is one of only two competitors involved in the final bid process for a program involving four (4) to six (6) retrofitted aircraft. The New Zealand government has delayed announcement of the contract award due to its general elections in 1996; the corporation now anticipates that an award announcement may be made during the first quarter of 1997. The corporation continues to pursue other opportunities for foreign sales as well, including Malaysia and other countries in Southeast Asia and the Middle East. Although the corporation is not manufacturing further aircraft for the U.S. Navy, sixteen aircraft are currently in the Naval Reserves and the corporation expects to continue to provide logistics and spare parts support for these aircraft.

As to its advanced technology defense programs, management believes that it is well-positioned to compete in a defense environment that is increasingly emphasizing advanced technology "smart weapons" programs in its strategic planning. The corporation has significant expertise in the field of high-technology programs, having

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

performed a multitude of government contracts over the years. These contracts have involved products and systems, as well as services such as computer software development, intelligence analysis, and research and development. The corporation continues to be successful in maintaining revenues from this type of business, however competition in this area is increasing. During 1996 the corporation was awarded a contract from the Air Force for software support services to Cheyenne Mountain Air Station, Colorado. This is the third consecutive award to the corporation to perform this work, dating back to 1987. The estimated value of the contract is $150 million, inclusive of options, for the next five years.

The corporation also performs aerospace subcontracting work for several airframe manufacturing programs. This business showed improvement during 1996 due to revitalization in the domestic aviation market evidenced by the roll out of the Boeing 777 and the government's announcement regarding longer term production of the McDonnell Douglas C-17.

The K-MAX helicopter program, an important initiative for this segment, completed its second full year in commercial operation during 1996. K-MAX is a medium to heavy lift 'aerial truck' with operating characteristics that distinguish it from other helicopters for use in logging, fire fighting, reforestation, utility power line work, and other applications. The aircraft is now certified in the United States, Canada, Germany, Switzerland and Japan. The special lease program for the first five (5) helicopters has been substantially completed; the corporation continues to lease certain of the aircraft, generally with initial customers. For the most part, the aircraft is now being sold in the United States and abroad. The production lot for 1996 consisted of six (6) aircraft and a similar number are scheduled for production in 1997. Management has taken a conservative approach to the introduction of this aircraft, in part to give its markets time to develop and also because the market has been affected by the existence of military surplus aircraft that have been (and may be in the future) released to the public at lower cost than new aircraft. In any case, management expects that sales and profitability will take some time to achieve.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

One of the potential applications for the K-MAX is the task of vertical replenishment ("VERTREP"), a non-combat role in the military. In April 1996, the U.S. Navy Military Sealift Command ("MSC") awarded the corporation a contract to provide an extended demonstration of the K-MAX helicopter's VERTREP capability.
That demonstration began in May, with two (2) K-MAX helicopters supporting MSC airborne cargo movement for a period of seven (7) months. The value of the contract was $5.7 million. The demonstration was conducted under a charter/lease arrangement whereby the corporation provided the aircraft, crew, and all maintenance and logistics support. This was the second MSC award that the corporation has received for this type of work; the first award was for a two-month VERTREP demonstration in the third quarter of 1995. In October 1996, MSC issued a request for proposal for a seven-month VERTREP project scheduled to begin in April 1997. The corporation bid for this third demonstration, however, in February 1997 MSC decided to evaluate the services of another provider. The corporation has been the only commercial organization to carry out these VERTREP demonstrations to date, so management does not consider it unusual that the government would choose to award the latest project to another provider in order to provide comparative performance data. Management believes that the federal government's continuing evaluation of the charter/lease concept represents another significant step forward in the process of defense acquisition reform.

The corporation had operating income of $51.4 million and net earnings of $23.6 million for 1996 compared to an operating income of $42.1 million and net earnings of $19.6 million in 1995. After giving effect to the preferred stock dividend requirement, earnings available to common shareholders for 1996 were $19.9 million compared to $15.9 million a year ago. The Diversified Technologies segment had operating profits of $39.8 million for 1996 compared to $33.5 million in the previous year. Operating profits of the segment for 1996 benefitted from reductions in research and development expenditures and a gain of approximately $4.0 million attributable to the sale of real estate, partially offset by costs associated with our electromagnetics business which is having some difficulty with a market-driven conversion from defense to commercial products. Also included in 1995 operating profits was a $1.8 million gain on the sale of real estate. Operating profits in the Distribution segment increased in 1996 to $22.6 million from $19.4 million in 1995. The Industrial Distribution business

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

continues to benefit from relatively healthy domestic markets, but these results were offset somewhat by a slowdown in foreign music markets and continued efforts to improve efficiency in our European amplifier manufacturing operations.

The corporation had operating income of $42.1 million and net earnings of $19.6 million for 1995 compared to an operating loss of $8.8 million and a net loss of $13.2 million for 1994. After giving effect to the preferred stock dividend requirement, earnings available to common shareholders for 1995 were $15.9 million compared to a loss of $16.9 million in 1994. Results for 1994 reflect a pre-tax charge of $44.0 million taken in the fourth quarter to write-down the corporation's investment in Raymond Engineering, a subsidiary of the Diversified Technologies group. The Diversified Technologies segment had operating profits of $33.5 million for 1995, which benefitted from a reduction in research and development expenditures and a $1.8 million gain on sale of real estate as described above, compared to an operating loss of $17.2 million for 1994. Operating profits in the Distribution segment declined slightly in 1995 to $19.4 million from $19.6 million in 1994. The reduction is attributable to higher than expected costs associated with Music Distribution's manufacturing and distribution in Europe and to softening Asian and European markets during the year.

The fourth quarter 1994 charge of $44.0 million related to a write-down of the corporation's investment in Raymond Engineering, a Diversified Technologies subsidiary, in anticipation of a reduction in the size of its operations and certain of its product lines, as well as its merger into Kaman Aerospace, another Kaman subsidiary. Approximately 70% of the charge represented the write-down of impaired assets, including goodwill, facilities and equipment, and inventories. The balance related to personnel reductions, contract close-out costs and related items that would not benefit the ongoing activities of the merged organization. Implementation of the downsizing of Raymond's business and completion of merging operations of the two companies was substantially completed in 1996.

The fully diluted earnings per share figures for 1996 and 1995 include the potential conversion of the 6% convertible subordinated debentures, potential conversion of the corporation's Series 2 preferred stock and the exercise of stock options, since they were dilutive. The fully diluted earnings per share figure for 1994 does not reflect these potential conversions and exercises since their effect was anti-dilutive.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

Interest expense increased 13% in 1996 compared to 1995; for 1995, interest expense increased 88% compared to 1994. The increases are primarily attributable to substantially higher average borrowings in 1996 and 1995 due to increased capital requirements.

The corporation's consolidated effective income tax rate was 42.0% for 1996 and 40.1% in 1995. The corporation recorded an income tax benefit on its loss before income taxes at an overall rate of 7.1% for 1994, due primarily to a state income tax refund. The 1994 charge would probably have resulted in a higher income tax benefit, except for the fact that a substantial portion of the goodwill balance is non-deductible.

Effective January 1, 1996, the corporation adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. The accounting provisions of the new Statement are not presented because the effect on 1996 and 1995 net earnings would have been immaterial.

LIQUIDITY AND CAPITAL RESOURCES

The corporation's cash flow from operations has generally been sufficient to finance a significant portion of its working capital and other capital requirements. During the past few years, the corporation's capital requirements have continued to increase, however, and this resulted in financing more of its requirements from bank borrowings.

During the past two years, operating activities have required additional cash due principally to growth in accounts receivable and inventories. Accounts receivable increased in 1995 primarily due to the SH-2G helicopter programs for the U.S. Navy, and increased in 1996 due to the SH-2G program for Egypt.
Increases in inventory levels for 1996 are largely due to work-in-process for aerospace subcontracting work. Inventory increases for 1995 and 1994 are primarly attributable to the K-MAX helicopter program. K-MAX inventory growth has involved both the method of introduction of the aircraft to the market and the timing of aircraft production lots. Specifically, the first group of five (5) aircraft were leased under a special introductory lease program during 1994 and 1995, so these aircraft were added to inventory along with 1995 production aircraft. Spare parts production in order to fully support the program has also added to inventory levels. Inventories at December 31, 1996 and 1995 include K-MAX aircraft that are principally being used in various applications under shorter-term lease or charter/lease

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED


arrangements. Distribution segment inventory growth has been in line with increased business.

Cash used in investing activities has traditionally been for the acquisition of equipment used for manufacturing and distribution. During 1994, capital expenditures increased due primarily to a real estate acquisition in the Diversified Technologies segment. Proceeds from the sale of property, plant and equipment increased in 1996 and 1995 due primarily to the sale of other Diversified Technologies segment real estate.

Cash provided by financing activities was primarily used to support the previously discussed increase in working capital requirements. For this purpose, the corporation maintains a revolving credit agreement involving twelve domestic and foreign banks. This facility was established in January 1996 and provides a maximum unsecured line of credit of $250 million. It replaced two previous revolving credit arrangements and involves many of the same lenders that participated in those arrangements. The agreement has a term of five years and contains various covenants, including debt to capitalization, consolidated net worth requirements, and limitations on other loan indebtedness that the corporation may incur.

Cash used by financing activities was primarily attributable to the payment of dividends.

Under its revolving credit agreement, the corporation has the ability to borrow funds on both a short-term and long-term basis. As of December 31, 1996, the corporation's aggregate bank borrowings were $110.8 million, most of which was borrowed under the revolving credit facility. Average bank borrowings were $125.0 million for 1996, compared to $96.3 million for 1995.

The corporation has a stock repurchase program under which it may repurchase slightly more than 700,000 Class A shares. As of December 31, 1996, a total of 189,000 Class A shares had been repurchased under the program. The primary purpose of the stock repurchase program is to meet the needs of the Employees Stock Purchase Plan and Stock Incentive Plan.

Management believes that the corporation's cash flow from operations and available unused bank lines of credit under its revolving credit agreement will be sufficient to finance its working capital and other capital requirements for the foreseeable future.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

FORWARD-LOOKING STATEMENTS

This report contains forward-looking information relating to the corporation's business prospects, including future contract awards and negotiations, the SH-2G and K-MAX helicopter programs, and other matters that involve a number of uncertainties that may cause actual results to differ materially from expectations. Those uncertainties include, but are not limited to: 1) the successful conclusion of contract negotiations with government authorities, including foreign governments; 2) political developments in countries where the corporation intends to do business; 3) standard government contract provisions permitting termination for the convenience of the government; 4) competitive conditions in markets served by the corporation; 5) the degree of acceptance of new products in the marketplace; 6) currency exchange rates, taxes, laws and regulations, inflation rates, general business conditions and other factors. Any forward-looking information should be considered with these factors in mind.

SELECTED QUARTERLY FINANCIAL DATA


(In thousands except            First    Second   Third    Fourth   Total
per share amounts)              Quarter  Quarter  Quarter  Quarter  Year
-----------------------------   -------- -------- -------- -------- --------
NET SALES:
     1996 ....................  $239,508 $246,148 $227,680 $234,770 $948,106
     1995 ....................   207,982  221,509  225,629  241,278  896,398
GROSS PROFIT:
     1996 ....................  $ 62,044 $ 60,432 $ 57,319 $ 59,806 $239,601
     1995 ....................    55,816   56,279   56,433   61,109  229,637
NET EARNINGS:
     1996 ....................  $  5,202 $  5,412 $  5,834 $  7,129 $ 23,577
     1995 ....................     5,550    4,663    4,571    4,818   19,602
PER COMMON SHARE--PRIMARY:
     1996 ....................  $    .23 $    .24 $    .26 $    .33 $   1.06
     1995 ....................       .25      .20      .20      .21      .86
PER COMMON SHARE--FULLY DILUTED:
     1996 ....................  $    .22 $    .23 $    .25 $    .30 $   1.00
     1995 ....................       .24      .20      .20      .21      .85

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1996 AND 1995                KAMAN CORPORATION AND SUBSIDIARIES

(In thousands except share and per share amounts)   1996       1995
-------------------------------------------------   ----       ----

ASSETS

CURRENT ASSETS:
    Cash............................................ $  5,445  $  4,078
    Accounts receivable.............................  185,516   177,878
    Inventories.....................................  213,468   192,734
    Deferred income taxes...........................   22,392    21,250
    Other current assets ...........................    7,310     8,924
                                                     --------  --------
          Total current assets .....................  434,131   404,864
                                                     --------  --------
PROPERTY, PLANT AND EQUIPMENT, NET .................   76,393    83,054
GOODWILL, NET ......................................    7,639     8,131
OTHER ASSETS .......................................    3,573     4,020
                                                     --------  --------
                                                     $521,736  $500,069
                                                     ========  ========






                            Page 9



CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1996 AND 1995                KAMAN CORPORATION AND SUBSIDIARIES

LIABILITIES AND SHAREHOLDERS' EQUITY                    1996      1995
                                                        --------  --------
CURRENT LIABILITIES:
    Notes payable...................................... $ 60,837  $ 62,851
    Current portion of long-term debt..................    2,165       647
    Accounts payable -- trade..........................   61,334    61,729
    Accrued salaries and wages.........................   10,733    10,386
    Accrued vacations..................................    7,079     6,361
    Accrued restructuring and other costs..............    6,531    13,542
    Other accruals and payables........................   46,959    50,757
                                                        --------  --------
          Total current liabilities....................  195,638   206,273
                                                        --------  --------
DEFERRED CREDITS.......................................   14,028    13,127
LONG-TERM DEBT, EXCLUDING CURRENT PORTION..............   83,940    66,386
SHAREHOLDERS' EQUITY:
  Capital stock, $1 par value per share:
    Preferred stock, authorized 700,000 shares:
      Series 2 preferred stock, 6 1/2% cumulative
        convertible (stated at liquidation preference
        of $200 per share)authorized 500,000 shares,
        issued 285,837 shares in 1996 and 1995 ........   57,167    57,167
    Common stock:
      Class A, authorized 48,500,000 shares, nonvoting;
        $.10 per common share dividend preference;
        issued 18,075,247 shares in 1996 and
        17,788,233 shares in 1995......................   18,075    17,788
      Class B, authorized 1,500,000 shares, voting;
        issued 667,814 shares in 1996 and 1995.........      668       668
  Additional paid-in capital ..........................   21,696    19,319
  Retained earnings....................................  132,058   120,399
  Unamortized restricted stock awards..................     (818)     (609)
  Equity adjustment from foreign currency translation..     (612)     (280)
                                                        --------   -------
                                                         228,234   214,452
  Less 9,738 shares and 16,825 shares of Class A
    common stock in 1996 and 1995, respectively,
    held in treasury, at cost .........................     (104)     (169)
                                                        --------   -------
          Total shareholders' equity...................  228,130   214,283
                                                        --------   -------
                                                        $521,736  $500,069
                                                        ========  ========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                           KAMAN CORPORATION AND SUBSIDIARIES

(In thousands except per share amounts)
---------------------------------------
                                       1996         1995         1994
                                       --------     --------     --------
REVENUES:
    Net sales .......................  $948,106     $896,398     $819,182
    Other ...........................     5,548        3,078        1,592
                                       --------     --------     --------
                                        953,654      899,476      820,774
                                       --------     --------     --------

COSTS AND EXPENSES:
    Cost of sales ...................   708,505      666,761      611,762
    Selling, general and
      administrative expense ........   193,747      190,604      173,853
    Interest expense ................    10,023        8,834        4,694
    Restructuring, impairment
      and other costs ...............      --           --         44,000
    Other expense ...................       702          546          646
                                       --------     --------     --------
                                        912,977      866,745      834,955
                                       --------     --------     --------
EARNINGS (LOSS) BEFORE INCOME TAXES .    40,677       32,731      (14,181)
INCOME TAXES (BENEFIT) ..............    17,100       13,129       (1,000)
                                       --------     --------     --------
NET EARNINGS (LOSS) .................  $ 23,577     $ 19,602     $(13,181)
                                       ========     ========     ========
PREFERRED STOCK DIVIDEND REQUIREMENT   $ (3,716)    $ (3,716)    $ (3,716)
                                       ========     ========     ========
EARNINGS(LOSS)APPLICABLE TO
  COMMON STOCK ......................  $ 19,861     $ 15,886     $(16,897)
                                       ========     ========     ========

PER SHARE:
  Net earnings(loss)per common share:
        Primary .....................  $   1.06     $    .86     $   (.93)
        Fully diluted ...............      1.00          .85         (.93)
    Dividends declared:
        Series 2 preferred stock ....     13.00        13.00        13.00
        Common stock ................       .44          .44          .44
                                       ========     ========     ========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                        KAMAN CORPORATION AND SUBSIDIARIES

(In thousands except per share amounts)
---------------------------------------
                                       1996         1995         1994
                                       --------     --------     --------
SERIES 2 PREFERRED STOCK ............  $ 57,167     $ 57,167     $ 57,167
                                       --------     --------     --------
CLASS A COMMON STOCK:
    Balance -- beginning of year ....    17,788       17,600       17,600
    Shares issued ...................       287          188         --
                                       --------     --------     --------
    Balance -- end of year ..........    18,075       17,788       17,600
                                       --------     --------     --------
CLASS B COMMON STOCK ................       668          668          668
                                       --------     --------     --------
ADDITIONAL PAID-IN CAPITAL:
    Balance -- beginning of year ....    19,319       17,853       18,459
    Employee stock plans ............     1,871        1,427         (611)
    Restricted stock awards .........       506           39            5
                                       --------     --------     --------
    Balance -- end of year ..........    21,696       19,319       17,853
                                       --------     --------     --------
RETAINED EARNINGS:
    Balance -- beginning of year ....   120,399      112,592      137,490
    Net earnings (loss) .............    23,577       19,602      (13,181)
    Dividends declared:
       Preferred stock ..............    (3,716)      (3,716)      (3,716)
       Common stock .................    (8,202)      (8,079)      (8,001)
                                       --------     --------     --------
    Balance -- end of year ..........   132,058      120,399      112,592
                                       --------     --------     --------
UNAMORTIZED RESTRICTED STOCK AWARDS:
    Balance -- beginning of year ....      (609)        (744)        (968)
    Stock awards issued .............      (517)        (179)        (119)
    Amortization of stock awards ....       308          314          343
                                       --------     --------     --------
    Balance -- end of year ..........      (818)        (609)        (744)
                                       --------     --------     --------
EQUITY ADJUSTMENT FROM FOREIGN
  CURRENCY TRANSLATION:
    Balance -- beginning of year ....      (280)        (444)        (158)
    Translation adjustment ..........      (332)         164         (286)
                                       --------     --------     --------
    Balance -- end of year ..........      (612)        (280)        (444)
                                       --------     --------     --------
                            Page 12

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                        KAMAN CORPORATION AND SUBSIDIARIES

                                       1996         1995         1994
                                       --------     --------     --------
TREASURY STOCK:
    Balance -- beginning of year ....      (169)        (938)      (1,945)
    Shares acquired in 1996--501;
      1995--38,685; 1994--193,399 ...        (5)        (430)      (1,847)
    Shares reissued under various
      stock plans ...................        70        1,199        2,854
                                       --------     --------     --------
    Balance -- end of year ..........      (104)        (169)        (938)
                                       --------     --------     --------
TOTAL SHAREHOLDERS' EQUITY ..........  $228,130     $214,283     $203,754
                                       ========     ========     ========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                        KAMAN CORPORATION AND SUBSIDIARIES

(In thousands)                                  1996     1995     1994
--------------                                  -------- -------- --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss) .......................   $ 23,577 $ 19,602 $(13,181)
  Adjustments to reconcile net earnings (loss)
    to cash provided by (used in)
    operating activities:
      Depreciation and amortization .........     12,358   12,687   13,053
      Net gain on sale of assets ............     (4,094)  (1,660)    --
      Restructuring, impairment and other costs     --        --     44,000
      Deferred income taxes .................     (1,298)  10,171   (7,062)
      Other, net ............................      1,785    1,130    1,999
      Changes in current assets and liabilities:
          Accounts receivable ................    (7,638) (31,981)  19,204
          Inventories ........................   (20,734) (33,583) (44,273)
          Other current assets ...............     1,614   (1,299)  (2,864)
          Accounts payable -- trade ..........      (395)   7,294    3,315
          Accrued expenses and payables.......    (9,744)  (3,206)     892
          Income taxes payable ...............       --      (978)  (2,361)
                                                -------- -------- --------
               Cash provided by (used in)
                 operating activities.........    (4,569) (21,823)  12,722
                                                -------- -------- --------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from sale of property, plant
       and equipment and other assets ........     6,883    4,210      195
    Expenditures for property, plant and
       equipment .............................    (7,966) (11,503) (21,581)
    Other, net ...............................      (333)     (99)    (482)
                                                -------- -------- --------
               Cash provided by (used in)
                 investing activities.........    (1,416)  (7,392) (21,868)
                                                -------- -------- --------

                            Page 14


CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                        KAMAN CORPORATION AND SUBSIDIARIES


(In thousands)                               1996      1995      1994
--------------                               --------  --------  --------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Changes in notes payable ................  (2,014)   10,192    21,498
    Changes in current portion of
      long-term debt.........................   1,518       (12)      (45)
    Additions to long-term debt .............  20,000    30,000      --
    Reduction of long-term debt .............  (2,446)   (1,047)     (834)
    Proceeds from exercise of employee
      stock plans............................   2,217     2,674     2,128
    Purchases of treasury stock .............      (5)     (430)   (1,847)
    Dividends paid--Series 2 preferred stock   (3,716)   (3,716)   (3,716)
    Dividends paid--common stock ............  (8,202)   (8,079)   (8,001)
    Other, net ..............................    --        --        (171)
                                             --------  --------  --------
               Cash provided by (used in)
                 financing activities........   7,352    29,582     9,012
                                             --------  --------  --------
NET INCREASE (DECREASE) IN CASH .............   1,367       367      (134)
CASH AT BEGINNING OF YEAR ...................   4,078     3,711     3,845
                                             --------  --------  --------
CASH AT END OF YEAR .........................$  5,445  $  4,078  $  3,711
                                             ========  ========  ========

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1996, 1995 AND 1994
(In thousands except share and per share amounts)

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

LONG-TERM CONTRACTS -- REVENUE RECOGNITION Sales and estimated profits under long-term contracts are principally recognized on the percentage-of-completion method of accounting using the ratio that costs incurred bear to estimated total costs after giving effect to estimates of costs to complete based upon most recent information for each contract. Sales and estimated profits on other contracts are recorded as products are shipped or services are performed. Reviews of contracts are made periodically throughout their lives and revisions in profit estimates are recorded in the accounting period in which the revisions are made. Any anticipated contract losses are charged to operations when first indicated.

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

GOODWILL Amortization of goodwill is calculated on a straight-line method over its estimated useful life but not in excess of forty years. Such amortization amounted to $365 in 1996, $355 in 1995 and $1,318 in 1994.

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

RESEARCH AND DEVELOPMENT Research and development costs not specifically covered by contracts are charged against income as incurred. Such costs amounted to $8,036 in 1996, $13,664 in 1995 and $21,062 in 1994.

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

RESTRUCTURING, IMPAIRMENT AND OTHER COSTS

The corporation recorded a 1994 fourth quarter pre-tax charge of $44,000 ($32,100 after taxes or $1.76 per common share) reflecting its strategy for addressing trends in U.S. defense planning and spending priorities. The charge represented a write-down of the corporation's investment in Raymond Engineering, a diversified technologies subsidiary, in anticipation of a reduction in the size of its operation and certain of its product lines, and its merger into Kaman Aerospace, another Kaman subsidiary. Approximately seventy percent (70%) of the charge represented the write-down of impaired assets, including goodwill, facilities and equipment, and inventories. The balance related to personnel reductions and contract close-out costs and related expenses for items which would not benefit the ongoing activities of the merged organization. Implementation of the downsizing of Raymond's business and completion of merging operations of the two companies was substantially completed in 1996.

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

                                            December 31,
                                        -----------------------
                                          1996         1995
                                        ---------     ---------
Trade receivables, net of allowance
   for doubtful accounts of $2,574
   in 1996, $2,289 in 1995 ............ $  74,402     $  76,659
U.S. Government contracts:
   Billed .............................    33,911        43,380
   Recoverable costs and accrued
      profit -- not billed ............    51,742        37,597
Commercial contracts:
   Billed .............................    10,332         7,866
   Recoverable costs and accrued
      profit -- not billed ............    15,129        12,376
                                        ---------     ---------
      Total ........................... $ 185,516     $ 177,878
                                        =========     =========

Recoverable costs and accrued profit-not billed represent costs incurred on contracts which will become billable upon future deliveries or completion of engineering and service type contracts. Management estimates that approximately $23,812 of such costs and accrued profits at December 31, 1996 will be collected after one year.

INVENTORIES

Inventories are comprised as follows:

                                            December 31,
                                        ---------------------
                                          1996         1995
                                        ---------   ---------
Merchandise for resale ................ $ 110,126   $ 107,407
Contracts in process:
   U.S. Government ....................    12,637       9,397
   Commercial .........................     7,754       2,110
Other work in process (including
   certain general stock materials
   and spare parts) ...................    63,943      50,950
Finished goods ........................    19,008      22,870
                                        ---------   ---------
   Total .............................. $ 213,468   $ 192,734
                                        =========   =========

Finished goods inventory consists of K-MAX(R) helicopters that are principally being used in various applications under shorter-term lease or charter/lease arrangements.

The aggregate amounts of general and administrative costs allocated to contracts in process during 1996, 1995 and 1994 were $47,985, $46,833 and $44,979, respectively.

The estimated amounts of general and administrative costs remaining in contracts in process at December 31, 1996 and 1995 amount to $3,872 and $2,134, respectively, and are based on the ratio of such allocated costs to total costs incurred.

PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment are recorded at cost and summarized as follows:

                                             December 31,
                                        ---------------------
                                          1996        1995
                                        ---------   ---------
Land .................................. $   8,224   $   8,382
Buildings .............................    55,452      57,063
Leasehold improvements ................    14,659      14,023
Machinery, office furniture and
   equipment ..........................   112,988     109,849
                                        ---------   ---------
   Total ..............................   191,323     189,317
Less accumulated depreciation
   and amortization ...................   114,930     106,263
                                        ---------   ---------
Property, plant and equipment,
   net ................................ $  76,393   $  83,054
                                        =========   =========



CREDIT ARRANGEMENTS  -- SHORT-TERM BORROWINGS AND LONG-TERM DEBT

REVOLVING CREDIT AGREEMENT On January 29, 1996, the corporation replaced its then existing revolving credit agreements with one revolving credit agreement involving several domestic and foreign lenders. The agreement provides for an aggregate maximum commitment of $250,000 and expires in 2001. Interest is payable at various market rates.

SHORT-TERM BORROWINGS Under its revolving credit agreement, the corporation has the ability to borrow funds on both a short-term and long-term basis. The corporation also has arrangements with several other banks to borrow funds on a short-term basis with interest at current market rates.

Short-term borrowings outstanding are as follows:

                                            December 31,
                                        --------------------
                                          1996        1995
                                        --------    --------
Revolving credit agreement ............ $ 52,000    $     --
Other credit arrangements .............    8,837      62,851
                                        --------    --------
   Total .............................. $ 60,837    $ 62,851
                                        ========    ========

LONG-TERM DEBT The corporation has long-term debt as follows:

                                            December 31,
                                        --------------------
                                          1996        1995
                                        --------    --------
Revolving credit agreement ............ $ 50,000    $ 30,000
Convertible subordinated
   debentures .........................   33,191      33,191
Other obligations .....................    2,914       3,842
                                        --------    --------
   Total ..............................   86,105      67,033
Less current portion ..................    2,165         647
                                        --------    --------
   Total excluding current portion .... $ 83,940    $ 66,386
                                        ========    ========

CONVERTIBLE SUBORDINATED DEBENTURES The corporation issued $95,000 of its 6% convertible subordinated debentures during 1987. The debentures are convertible into shares of the Class A common stock of Kaman Corporation at any time on or before March 15, 2012 at a conversion price of $23.36 per share at the option of the holder unless previously redeemed by the corporation. Pursuant to a sinking fund requirement beginning March 15, 1997, the corporation will redeem $1,660 of the outstanding principal amount of the debentures annually. The debentures are subordinated to the claims of senior debt holders and general creditors. The corporation exchanged $61,804 of these debentures for its Series 2 preferred stock on October 22, 1993. The remaining debentures have a fair value of $28,876 at December 31, 1996 based upon current market prices.

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

LONG-TERM DEBT ANNUAL MATURITIES The aggregate amounts of annual maturities of long-term debt for each of the next five years are approximately as follows:

1997 .........................................  $    2,165
1998 .........................................       2,238
1999 .........................................       2,165
2000 .........................................       1,915
2001 .........................................      51,915

RESTRICTIVE COVENANTS The most restrictive of the covenants contained in the revolving credit agreement requires the corporation to have operating income, as defined, at least equal to 250% of interest expense through December 31, 1997 and 275% thereafter; consolidated total indebtedness to total capitalization of not more than 55%; and consolidated net worth at least equal to $200,000.

INTEREST PAYMENTS Cash payments for interest were $9,682, $8,587 and $4,572 for 1996, 1995 and 1994, respectively.

INCOME TAXES
The components of income taxes are as follows:

                        1996         1995         1994
                      ---------    ---------     --------
Current:
   Federal .......... $  13,734    $   1,958     $  6,362
   State ............     4,664        1,000         (300)
                          -----        -----         ----
                         18,398        2,958        6,062
                         ------        -----        -----
Deferred:
   Federal ..........      (434)       8,192       (5,762)
   State ............      (864)       1,979       (1,300)
                           ----        -----       ------
                         (1,298)      10,171       (7,062)
                         ------       ------       ------
   Total ............ $  17,100    $  13,129     $ (1,000)
                      =========    =========     ========

The components of the deferred tax assets and deferred tax liabilities are presented below:

                                              December 31,
                                         ---------------------
                                           1996         1995
                                         --------     --------
Deferred tax assets:
   Long-term contracts ................  $  5,838     $  2,531
   Deferred employee benefits .........     8,998        7,371
   Restructuring, impairment and
       other costs ....................     5,255        8,860
   Inventory ..........................     1,205        1,238
   Accrued liabilities and other
       items ..........................     6,922        7,170
                                         --------     --------
       Total deferred tax assets ......    28,218       27,170
                                         --------     --------
Deferred tax liabilities:
   Depreciation and amortization ......    (4,501)      (4,715)
   Other items ........................    (4,099)      (4,135)
                                         --------     --------
       Total deferred tax liabilities .    (8,600)      (8,850)
                                         --------     --------
       Net deferred tax asset .........  $ 19,618     $ 18,320
                                         ========     ========

No valuation allowance has been recorded because the corporation believes that these net deferred tax assets will, more likely than not, be realized. This determination is based largely upon the corporation's historical earnings trend as well as its ability to carryback reversing items within three years to offset taxes paid. In addition, the corporation has the ability to offset deferred tax assets against deferred tax liabilities created for such items as depreciation and amortization.

The provisions for federal income taxes approximate the amounts computed by applying the U.S. federal income tax rate to earnings
(loss) before income taxes after giving effect to state income taxes. The federal tax provision was reduced by $4,600 in 1994 as a result of the non-deductible portion of the write-down of goodwill. Cash payments for income taxes were $15,823, $3,953 and $8,255 in 1996, 1995 and 1994, respectively.


PENSION PLAN

The corporation has a non-contributory defined benefit pension plan covering all of its full-time employees. Benefits under this plan are based upon an employee's years of service and compensation levels during employment and there is an offset provision for social security benefits. It is the corporation's policy to fund pension costs accrued. Plan assets are invested in a diversified portfolio consisting of equity and fixed income securities (including $9,913 of Class A common stock of Kaman Corporation at December 31, 1996).

The pension plan costs were computed using the projected unit credit actuarial cost method and include the following components:

                            1996          1995          1994
                          --------      --------      --------
Service cost for
   benefits earned
   during the year ...... $  9,888      $  8,991      $  9,636
Interest cost on
   projected benefit
   obligation ...........   18,756        18,065        16,558
Actual return on plan
   assets ...............  (35,855)      (58,243)       (1,848)
Net amortization and
   deferral .............   12,731        36,725       (17,543)
                          --------      --------      --------
Net pension cost ........ $  5,520      $  5,538      $  6,803
                          ========      ========      ========

The funded status of the pension plan is as follows:

                                           December 31,
                                         -----------------
                                          1996          1995
                                       ---------      ---------
Actuarial present value of
   accumulated benefit obligation:
   Vested benefits ................... $ 238,097      $ 224,699
   Non-vested benefits ...............     2,172          1,967
                                       ---------      ---------
   Total ............................. $ 240,269      $ 226,666
                                       =========      =========
Actuarial present value of
   projected benefit obligation ...... $ 273,196      $ 258,111
Plan assets at fair value ............   307,796        279,173
                                       ---------      ---------
Excess of assets over
   projected benefit obligation ......    34,600         21,062
Unrecognized prior service cost ......      (511)          (566)
Unrecognized net gain ................   (26,533)       (10,896)
Unrecognized net transition asset ....    (9,268)       (11,122)
                                       ---------      ---------
Accrued pension cost ................. $   1,712      $   1,522
                                       =========      =========

The actuarial assumptions used in determining the funded status of the pension plan are as follows:

                                            December 31,
                                         -----------------
                                         1996         1995
                                         -----       -----
Discount rate                            7 1/2%       7 1/2%
Average rate of increase
   in compensation levels                4 1/2%       4 1/2%

The expected long-term rates of return on plan assets used to compute the net periodic pension costs were 9% for 1996 and 1995.

COMMITMENTS AND CONTINGENCIES

Rent commitments under various leases for office space, warehouse, land and buildings expire at varying dates from January 1997 to December 2008. Certain annual rentals are subject to renegotiation, with certain leases renewable for varying periods. Lease periods for machinery and equipment vary from 1 to 7 years.

Substantially all real estate taxes, insurance and maintenance expenses are obligations of the corporation. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

The following future minimum rental payments are required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 1996:

1997 .......................................... $   13,128
1998 ..........................................      7,479
1999 ..........................................      6,068
2000 ..........................................      3,943
2001 ..........................................      1,295
Later years ...................................        778
                                                ----------
Total ......................................... $   32,691
                                                ==========

                            Page 26

Lease expense for all operating leases, including leases with terms of less than one year, amounted to $14,889, $14,158 and $14,150 for 1996, 1995 and 1994, respectively.

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

COMPUTATION OF EARNINGS (LOSS) PER COMMON SHARE

The primary earnings (loss) per common share computation is based on the weighted average number of shares of common stock outstanding in 1996, 1995 and 1994 and includes the common stock equivalency of options granted to employees under the stock incentive plan. The fully diluted earnings per share computation also assumes that the 6% convertible subordinated debentures are converted at the beginning of each year with the resultant reduction in interest costs net of tax and the additional dilutive effect of the stock options.

Subsequent to the exchange of a majority of the debentures for Series 2 preferred stock on October 22, 1993, the corporation added the preferred stock dividend requirement to its net loss to arrive at net loss applicable to common stock to calculate its loss per common share -- primary for 1994. In 1996 and 1995, the preferred stock dividend requirement was deducted to arrive at earnings applicable to common stock to calculate its earnings per common share -- primary. In addition, in order to determine the fully diluted earnings (loss) per common share, it is assumed that the Series 2 preferred stock would be converted into Class A common stock from its date of issuance and the preferred stock dividend requirement eliminated.

Due to the net loss during 1994, however, the dilutive effect from conversion of the outstanding 6% convertible subordinated debentures and the Series 2 preferred stock is anti-dilutive and accordingly not included in the computation.

STOCK PLANS

Effective January 1, 1996, the corporation adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. The accounting provisions of the new Statement are not presented because the effect on 1996 and 1995 net earnings would have been immaterial.

EMPLOYEES STOCK PURCHASE PLAN The Kaman Corporation Employees Stock Purchase Plan allows employees to purchase Class A common stock of the corporation, through payroll deductions, at 85% of the market value of shares at the time of purchase. The plan provides for the grant of rights to employees to purchase a maximum of 1,500,000 shares of Class A common stock of the corporation commencing
July 1, 1989. Effective November 1, 1993, the maximum number of shares available for issuance under the plan was replenished to 1,500,000 shares. There are no charges or credits to income in connection with the plan. During 1996, 228,148 shares were issued to employees at prices ranging from $8.82 to $11.21 per share. During 1995, 218,028 shares were issued to employees at prices ranging from $9.03 to $10.94 per share. During 1994, 248,223 shares were issued to employees at prices ranging from $7.54 to $8.61 per share. At December 31, 1996, there were approximately 762,402 shares available for offering under the plan.

STOCK INCENTIVE PLAN The corporation maintains a Stock Incentive Plan which includes a continuation and extension of a predecessor stock incentive program. The Stock Incentive Plan provides for the grant of non-statutory stock options, incentive stock options, restricted stock awards and stock appreciation rights primarily to officers and other key employees. The corporation has designated 962,199 shares of its Class A common stock for this plan, including 2,199 shares previously reserved under the predecessor plan.

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

Restricted stock awards were made for 54,000 shares at $10.38 per share in 1996, 30,000 shares at $11.38 per share in 1995 and 12,000 shares at $9.94 per share in 1994. At December 31, 1996, there were 92,400 shares remaining subject to restrictions pursuant to these awards. At December 31, 1996, no stock appreciation rights had been issued under the plan.

Stock option activity is as follows:

                                                 Weighted-
                                                  average
                                                 exercise
Stock options outstanding:            Options      price
--------------------------            -------      -----
Balance at January 1, 1994 ..........  807,893     $  8.55
    Options granted .................  103,050        9.94
    Options exercised ...............  (12,104)       8.22
    Options cancelled ...............  (34,250)       9.18
                                      --------     -------
Balance at December 31, 1994 ........  864,589        8.69
    Options granted .................   45,000       11.38
    Options exercised ............... (132,857)       7.93
    Options cancelled ...............  (99,685)       9.49
                                      --------     -------
Balance at December 31, 1995 ........  677,047        8.90
    Options granted .................  169,100       10.38
    Options exercised ...............  (55,102)       7.86
    Options cancelled ...............  (26,065)       9.00
                                      --------     -------
Balance at December 31, 1996 ........  764,980     $  9.30
                                      ========     =======

Range of exercise prices
    for options outstanding
    at December 31, 1996 ............ $7.50 - $11.38
Options exercisable at:
    December 31, 1994 ...............  522,519
    December 31, 1995 ...............  424,807
    December 31, 1996 ...............  437,000
Average contractual life remaining
    at December 31, 1996 ............  6.2 years

SEGMENT INFORMATION

The corporation serves government, industrial and commercial markets through two industry segments -- Diversified Technologies and Distribution.

Through its diversified technologies operations, the corporation provides a range of technical professional services involving either advanced information technologies or high technology science and engineering to Department of Defense and other government customers; advanced technology products such as electromagnetic motors, sliding bearings, and non-contact measuring systems for military and industrial customers; commercial airframe subcontracting programs, safety and fusing systems, and manufacturing work along with spare parts and logistics for the SH-2 helicopter. The K-MAX(R) helicopter program, a significant commercial effort for the corporation, is included in the Diversified Technologies segment. The Diversified Technologies' segment operating profits for 1996 and 1995 include gains of approximately $4,000 and $1,800, respectively, on the sale of real estate. The Diversified Technologies' segment operating loss for 1994 reflects the effect of the $44,000 fourth quarter charge associated with the write-down of the investment in Raymond Engineering, its merger into Kaman Aerospace, and the downsizing of Raymond's business.

Through its distribution operations, the corporation supplies nearly every sector of industry with industrial replacement parts (including bearings, power transmission equipment, fluid power, linear motion, and materials handling items) as well as industrial engineering and systems services. Operations are conducted from approximately 175 locations in 35 states and British Columbia, Canada. Music operations manufacture and distribute musical instruments and accessories in the United States and abroad through domestic, Canadian and U.K. based offices.

Summarized financial information by business segment is as follows:

                                1996         1995         1994
                                --------     --------     --------
Net sales:
   Diversified
     Technologies ..............$350,082     $322,614     $310,279
   Distribution ................ 598,024      573,784      508,903
                                --------     --------     --------
                                $948,106     $896,398     $819,182
                                ========     ========     ========
Operating profit (loss):
   Diversified
     Technologies ..............$ 39,826     $ 33,492     $(17,226)
   Distribution ................  22,555       19,355       19,558
                                --------     --------     --------
                                  62,381       52,847        2,332
Interest, corporate
   and other income/
   expense, net ................  21,704       20,116       16,513
                                --------     --------     --------
Earnings (loss) before
   income taxes ................$ 40,677     $ 32,731     $(14,181)
                                ========     ========     =========
Identifiable assets:
   Diversified
     Technologies ..............$287,501     $267,037     $236,239
   Distribution ................ 221,485      223,495      198,145
   Corporate ...................  12,750        9,537        8,565
                                --------     --------     --------
                                $521,736     $500,069     $442,949
                                ========     ========     ========
Capital expenditures:
   Diversified
     Technologies ..............$  3,718     $  6,472     $ 17,396
   Distribution ................   3,796        4,440        3,732
   Corporate ...................     452          591          453
                                --------     --------     --------
                                $  7,966     $ 11,503     $ 21,581
                                ========     ========     ========
Depreciation and amortization:
   Diversified
     Technologies ..............$  7,953     $  8,208     $  9,307
   Distribution ................   3,555        3,568        2,946
   Corporate ...................     850          911          800
                                --------     --------     --------
                                $ 12,358     $ 12,687     $ 13,053
                                ========     ========     ========

Operating profit (loss) is total revenues less cost of sales and selling, general and administrative expense (including restructuring, impairment and other costs in 1994) other than general corporate expense.

Identifiable assets are year-end assets at their respective net carrying value segregated as to industry segment and corporate use. Corporate assets are principally cash and net property, plant and equipment.

Net sales by the Diversified Technologies segment made under contracts with U.S. Government agencies (including sales to foreign governments through foreign military sales contracts with U.S.
Government agencies) account for $253,260 in 1996, $228,658 in 1995 and $249,854 in 1994.

REPORT OF INDEPENDENT AUDITORS

KPMG PEAT MARWICK LLP
Certified Public Accountants
CityPlace II
Hartford, Connecticut 06103



THE BOARD OF DIRECTORS AND SHAREHOLDERS
KAMAN CORPORATION:

We have audited the accompanying consolidated balance sheets of Kaman Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1996. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kaman Corporation and subsidiaries at December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                 /s/KPMG PEAT MARWICK LLP
                                    ---------------------


January 27, 1997

FIVE-YEAR SELECTED FINANCIAL DATA      KAMAN CORPORATION AND SUBSIDIARIES

(In thousands except per share amounts,
     shareholders and employees)
---------------------------------------
                           1996     1995     1994     1993     1992
                           -------- -------- -------- -------- --------
OPERATIONS:
  Revenues ................$953,654 $899,476 $820,774 $794,092 $784,732
  Cost of sales ........... 708,505  666,761  611,762  588,237  583,638
  Selling, general and
   administrative expense.. 193,747  190,604  173,853  173,581  164,603
  Restructuring, impairment
    and other costs .......    --       --     44,000   69,500     --
  Operating income (loss) .  51,402   42,111   (8,841) (37,226)  36,491
  Interest expense ........  10,023    8,834    4,694    6,976    7,086
  Other expense (income) ..     702      546      646   (3,728)     401
  Earnings (loss) before
    income taxes ..........  40,677   32,731  (14,181) (40,474)  29,004
  Income taxes (benefit)...  17,100   13,129   (1,000) (11,679)  11,628
  Net earnings (loss) .....  23,577   19,602  (13,181) (28,795)  17,376
FINANCIAL POSITION:
  Current assets ..........$434,131 $404,864 $339,012 $316,601 $334,581
  Current liabilities ..... 195,638  206,273  192,882  166,765  122,015
  Working capital ......... 238,493  198,591  146,130  149,836  212,566
  Property, plant and
    equipment, net ........  76,393   83,054   84,621   81,711   73,262
  Total assets ............ 521,736  500,069  442,949  440,196  443,445
  Long-term debt ..........  83,940   66,386   37,433   37,977  100,889
  Shareholders' equity .... 228,130  214,283  203,754  228,313  209,535
PER SHARE AMOUNTS:
  Net earnings (loss) per
    common share--primary .$   1.06 $    .86 $   (.93)$  (1.63)$    .95
  Net earnings (loss) per
    common share--
    fully diluted..........    1.00      .85     (.93)   (1.63)     .93
  Dividends declared--Series
    2 preferred stock .....   13.00    13.00    13.00     1.37      ---
  Dividends declared --
    common stock ..........     .44      .44      .44      .44      .44
  Shareholders' equity --
    common stock ..........    9.13     8.52     8.07     9.46    11.58
  Market price range ......  13 3/8   13 3/8   11 1/8   12 1/8   10 3/4
                              9 3/8   10        8 1/2    8 5/8    7 7/8
GENERAL STATISTICS:
  Shareholders ............   7,632    7,646    7,198    6,920    6,994
  Employees ...............   5,476    5,400    5,239    5,363    5,424