Form 10-K, Exhibit 13
period 1997-12-31
KAMAN CORP
filed 1998-03-16
CIK 54381

EXHIBIT 13, PORTIONS OF THE CORPORATION'S ANNUAL REPORT TO
SHAREHOLDERS
[ MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS ]

RESULTS OF OPERATIONS

Consolidated revenues for 1997 were $1.04 billion, compared to $953.7 million for 1996 and $899.5 million in 1995. The 1997 increase of almost 10% is primarily due to results in the Diversified Technologies segment, while the increase for 1996 was equally attributable to the Diversified Technologies and Distribution segments.

         Diversified Technologies segment revenues increased 22% in 1997, 9% in 1996 and 4% in 1995. The results for 1997 were primarily due to the corporation's SH-2G helicopter programs and its proprietary line of self-lubricating bearings and driveline couplings. Revenues also increased for its defense information technology and services operation (referred to as "Kaman Sciences"), which was sold on December 30, 1997.

         The Diversified Technologies segment's principal programs are in the aerospace business; they include the SH-2G multi-mission naval helicopter, subcontract work involving airframe structures, and the manufacture of niche market products such as self-lubricating bearings and driveline couplings for aircraft applications. The corporation's K-MAX(R) helicopter program is also part of the Diversified Technologies segment.

         The SH-2G helicopter program generally involves retrofit of the corporation's SH-2F helicopters, previously manufactured for the U.S. Navy (and currently in storage), to the SH-2G configuration. The corporation is currently performing this work under a contract for the Republic of Egypt's acquisition of ten
(10) SH-2G helicopters from the U.S. Navy. The contract has a value of about $150 million, of which about 85% percent has now been recorded as revenue. The first delivery was made in October, 1997 and deliveries are scheduled to continue through 1998.

         During 1997, contracts were signed with the Commonwealth of Australia and the Government of New Zealand for the supply of retrofit SH-2G aircraft. The work for Australia involves eleven
(11) helicopters (incorporating a new cockpit and new weapons and sensors) with support, including a support services facility, for the Royal Australian Navy. This contract is valued at nearly $600 million. The work for New Zealand involves four (4) aircraft, and support, for New Zealand defense forces. This contract is valued at nearly $180 million. It is expected that revenues and earnings will phase in gradually; revenue was recorded for each of these contracts in the third and fourth quarters of 1997. Deliveries under both programs are expected to begin in the 2000 - 2001 time frame.

KAMAN CORPORATION AND SUBSIDIARIES                        Page 1

[ MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS ]

         Certain other regions of the world are developing naval helicopter requirements, and the corporation is pursuing this business in a highly competitive environment. However, management continues to believe that political and financial conditions in various areas may well slow the prospects for potential sales. The recent economic difficulties in Southeast Asia demonstrate this, as it appears that certain procurement awards are likely to be delayed in that region.

         Management anticipates that there are sufficient SH-2F aircraft available in storage to meet existing and certain potential program requirements. At some point in the future, however, it is possible that there may be a need to re-certify certain dynamic components of the SH-2 aircraft. Management is exploring the factors that would be involved in such a re-certification process.

         There are currently fourteen (14) SH-2G aircraft in the U.S. Naval Reserves. The corporation expects to continue providing logistics and spare parts support for these aircraft for a period of time, even though this aircraft is no longer manufactured for the U.S. government.

         The corporation also performs subcontract work for certain airframe manufacturing programs and manufactures various niche market products, including self-lubricating bearings for use in aircraft, hydro power installations, ships, and submarines, and driveline couplings for use in helicopters. These businesses have benefitted from growth in the commercial aviation market during 1997.

         Management continues to take a conservative approach to production of its K-MAX helicopter, a medium to heavy lift "Aerial Truck" with many potential applications, including logging, movement of equipment and materials for projects such as ski lift and oil rig construction, utility power line work, fire fighting, and reforestation. Management believes that this approach will give the aircraft's markets time to develop and expects that sales and profitability will take some time to achieve. The K-MAX has been used extensively in the logging industry during its four years of commercial operation. Some softness has developed in this market in the U.S. Pacific Northwest and Canada, due at least in part to the effect of economic conditions in Southeast Asia upon export sales in the logging industry. These circumstances could affect sales of the K-MAX. Management also recognizes that the market has been affected by the availability of military surplus aircraft released to the public at lower cost than new aircraft. Another potential K-MAX application is the task of vertical replenishment (VERTREP), a non-combat role in the military. As the federal government has explored the concept of outsourcing VERTREP work to commercial


KAMAN CORPORATION AND SUBSIDIARIES                        Page 2

[ MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS ]

providers, the U.S. Navy Military Sealift Command has awarded K-MAX two separate demonstration projects using charter/lease arrangements. Management believes that the federal government is continuing to consider the commercial outsourcing alternative.

         The corporation sold Kaman Sciences to ITT Industries, Inc. on December 30, 1997 for $135 million in cash. There was a pre-tax gain on the sale of approximately $90 million, which is not included in the operating profits figure for the Diversified Technologies segment. Kaman Sciences contributed approximately $145 million to the corporation's 1997 revenues. Management's decision to sell Kaman Sciences was based upon its assessment of trends in the defense sciences industry, including increasing consolidation and a tendency for defense sciences contracts to become larger in size and longer in duration in relation to the corporation's determination to focus capital investment in its aerospace and industrial distribution businesses.

         Overall, Distribution segment revenues increased 2% in 1997, 4% in 1996, and by 13% in 1995. The results for 1997 reflect an increase of 7% for Industrial Distribution (which constitutes almost 80% of the segment's revenues) offset by a decrease of 13% in Music Distribution.

         The Industrial Distribution business continues to benefit from a healthy domestic economy, internal initiatives to enhance operating efficiencies, and ongoing efforts to differentiate the business by offering a product mix which incorporates more value-added high technology and providing certain technical services to support customer needs. The company has expanded its geographic presence in order to provide products and services even more efficiently; in the past two years, 25 new branch facilities have been opened in the southern and western regions of the U.S., including five branches located in Texas that were acquired as part of an asset acquisition during the year. In this environment, the company is seeking appropriate opportunities for further growth.

         In view of the fact that sales of the Industrial Distribution business are made to nearly every sector of U.S. industry, demand for products tends to be influenced by industrial production levels. As a result, the economic difficulties in Southeast Asia are being monitored by management for their potential impact on U.S. industry. Additionally, while the industrial distribution business has traditionally been very competitive, increasing consolidation in the industry during 1997 appears to be resulting in even more intense competition.


KAMAN CORPORATION AND SUBSIDIARIES                        Page 3

[ MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS ]

         The Music Distribution business was affected in 1997 by softness in the markets for its products. Management believes that this represents a general shift in musical tastes and buying habits in the market for music instruments, and to some degree structural changes in the industry. Based on its assessment of these changes and the capital investment that would have been required in the future, management decided to exit the amplifier manufacturing business in 1997 and thus sold the company's Trace Elliot operation located in Great Britain. A pre-tax loss of $10.4 million was taken on the transaction, which is not included in the operating profits figure for the Distribution segment. The company also took a charge during the year to cover costs associated with receivable and inventory carrying values and streamlining its operations.
Internal initiatives have been undertaken to refocus product lines and improve operating efficiencies with a view toward focusing primarily on the distribution of fretted instruments, including its Ovation(R) guitars, percussion instruments, instructional instruments and accessories.

         Total operating profits for the segments for 1997 increased by 2% compared to 1996. Operating profits for Diversified Technologies increased almost 13% for 1997 compared to the prior year, primarily due to the SH-2G program and demand for specialty bearings and scientific services, offset to some extent by continuing difficulty in the electromagnetics operation in transitioning from defense to commercial business. Operating profits for the Distribution segment decreased 17% for 1997 compared to 1996, due primarily to the charge taken and loss of sales in the Music Distribution portion of the Distribution segment business.

         Net earnings for 1997 were $70.5 million, compared to $23.6 million in 1996. Excluding all special items for each year, earnings available to common shareholders increased more than 11% to $19.5 million in 1997 from $17.5 million in 1996. Net earnings for 1997 include a post-tax gain of approximately $53.5 million, or $2.80 per common share basic, on the sale of Kaman Sciences and a post-tax loss of $6.1 million, or 32 cents per common share basic, on the sale of Trace Elliot. Net earnings for 1996 include a post-tax gain of $2.3 million, or 12 cents per common share basic, on the sale of real estate within the Diversified Technologies segment. Earnings available to common shareholders for 1997, including special items, were $66.8 million, or $3.53 per common share basic, $2.86 per common share diluted, compared to $19.9 million, or $1.07 per common share basic, $1.00 per common share diluted in 1996.



KAMAN CORPORATION AND SUBSIDIARIES                        Page 4

[ MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS ]

         For 1996, total operating profits for the segments were $62.4 million and net earnings were $23.6 million, compared to operating profits of $52.8 million and net earnings of $19.6 million in 1995. After giving effect to the preferred stock dividend requirement, earnings available to common shareholders for 1996 were $19.9 million compared to $15.9 million in 1995. The Diversified Technologies segment had operating profits of $39.8 million for 1996 compared to $33.5 million in the previous year. Operating profits of the segment for 1996 benefited from reductions in research and development expenditures and a gain of approximately $4.0 million attributable to the sale of real estate, partially offset by costs associated with the electromagnetics business which has had some difficulty with a market-driven conversion from defense to commercial products. Also included in 1995 operating profits was a $1.8 million gain on the sale of real estate. Operating profits in the Distribution segment increased in 1996 to $22.6 million from $19.4 million in 1995. During 1996, the Industrial Distribution business continued to benefit from relatively healthy domestic markets, but these results were offset somewhat by a slowdown in foreign music markets and continued efforts to improve efficiency in Music Distribution's European amplifier manufacturing operations.

         Due to the adoption of SFAS No. 128 (discussed below), both the earnings per share - basic and earnings per share - diluted figures for 1996 and 1995 have been restated. The earnings per share - diluted figures include the potential conversion of the 6% convertible subordinated debentures, potential conversion of the corporation's Series 2 preferred stock and the exercise of stock options, since they were dilutive.

         Interest expense decreased 21% in 1997 compared to 1996. The reduction is primarily due to the application of a substantial portion of advance payments received from the governments of Australia and New Zealand to pay down bank debt. Interest expense increased 13% in 1996 compared to 1995, largely due to substantially higher average borrowing due to increased capital requirements.

         The consolidated effective income tax rate for 1997 was 41.4% compared to 42.0% for 1996 and 40.1% for 1995.

         Effective December 31, 1997, the corporation has adopted the provisions of Statement of Financial Accounting Standards No. 128 "Earnings per Share." The application of this standard has not resulted in any material impact to the consolidated financial statements.


KAMAN CORPORATION AND SUBSIDIARIES                        Page 5

[ MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS ]

         Effective January 1, 1998, the provisions of Statements of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" and No. 131 "Disclosures about Segments of an Enterprise and Related Information" will apply to the corporation. The corporation anticipates that application of these statements will have an effect on presentation of its financial information.

         Management is aware of the potential software logic anomalies associated with the year 2000 date change. The corporation is in the process of evaluating the potential issues that might need to be addressed in connection with its operations. Based on preliminary information, costs of addressing the issue are not expected to have any material effect upon the corporation's financial position, results of operations, or cash flows in future periods.

LIQUIDITY AND CAPITAL RESOURCES

The corporation's cash flow from operations has generally been sufficient to finance a significant portion of its working capital and other capital requirements, however for 1996 and 1995, increased capital requirements resulted in financing more of the corporation's working capital requirements from bank borrowings.

         During 1997, operating activities generated cash, principally due to advance payments from the governments of Australia and New Zealand under their SH-2G programs (which payments are discussed further below). This result was partially offset by working capital requirements, primarily due to increases in accounts receivable for the SH-2G programs for Egypt, Australia, and New Zealand.

         For 1996 and 1995, operating activities required additional cash due principally to growth in accounts receivable and inventories. Accounts receivable increased in 1995 primarily due to the SH-2G helicopter programs for the U.S. Navy, and increased in 1996 due to the SH-2G program for Egypt. Increases in inventory levels have been primarily attributable to the K-MAX helicopter program. This has involved both the method of introduction of the aircraft to the market and the timing of aircraft production lots. Specifically, the first group of five (5) aircraft were leased under a special introductory lease program during 1994 and 1995, so these aircraft were added to inventory along with 1995 production aircraft. Spare parts production in order to fully support the program has also added to inventory levels. Inventories at December 31, 1996 and 1995 include K-MAX aircraft that were principally being used in various applications under shorter-term lease or charter/lease arrangements. Distribution segment inventory growth was in line with increased business.

KAMAN CORPORATION AND SUBSIDIARIES                        Page 6

[ MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS ]

        Cash used in investing activities has traditionally been for the acquisition of machinery and computer equipment used in manufacturing and distribution. During 1997, these customary requirements were more than offset by proceeds from the sale of businesses and other assets, principally the disposition of Kaman Sciences in the Diversified Technologies segment. For 1996 and 1995, proceeds from the sale of other assets increased, primarily due to the sale of certain real estate associated with Diversified Technologies segment operations.

         Cash used by financing activities was primarily attributable to payments made to reduce bank debt and the payment of dividends. Cash provided by financing activities during 1996 and 1995 was primarily used to support the increase in working capital requirements previously described for those periods.

         For borrowing purposes, the corporation maintains a revolving credit agreement involving a group of domestic and foreign banks. This facility provides a maximum unsecured line of credit of $250 million. The agreement has a term of five years ending in January 2001, and contains various covenants, including debt to capitalization, consolidated net worth requirements, and limitations on other loan indebtedness that the corporation may incur. The agreement was amended and restated during 1997 to specifically address the issuance of certain letters of credit, which are treated in the same manner as borrowings under the agreement.

         During 1997, the governments of Australia and New Zealand made advance payments of $104.3 million in connection with their SH-2G contracts, which were fully secured by the corporation through the issuance of irrevocable letters of credit. It is anticipated that the face amount of these letters of credit will be reduced as certain milestones are reached, in accordance with the terms of the relevant contracts.

         Under the revolving credit agreement, the corporation has the ability to borrow funds on both a short-term and long-term basis. As of December 31, 1997, the corporation had virtually no outstanding borrowing. Average borrowings were $84.8 million for the year, compared to $125 million for 1996 and $96.3 million for 1995. Substantially all of the advance payments described above and certain of the proceeds from the sale of Kaman Sciences were used to pay down bank debt in the third and fourth quarters of 1997.

KAMAN CORPORATION AND SUBSIDIARIES                        Page 7

[ MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS ]

         At December 31, 1997, the corporation had $31.5 million of its 6% convertible subordinated debentures outstanding. The debentures are convertible into shares of Class A common stock at any time on or before March 15, 2012 at a conversion price of $23.36 per share, generally at the option of the holder.
Pursuant to a sinking fund requirement that began March 15,1997, the corporation will redeem approximately $1.7 million of the outstanding principal of the debentures each year.

         As of December 23, 1997, 95,106 shares of the corporation's Series 2 preferred stock were converted to Class A common stock pursuant to a call for partial redemption issued on November 20, 1997. Pursuant to a January 8, 1998 redemption call for the balance of the Series 2 preferred stock, the remaining shares were converted into 3,000,174 shares of Class A common stock as of February 9, 1998. An immaterial number of Series 2 preferred shares were redeemed by the corporation and settled in cash.

         Management believes that the corporation's cash flow from operations, cash equivalents and available unused bank lines of credit under its revolving credit agreement will be sufficient to finance its working capital and other capital requirements for the foreseeable future.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking information relating to the corporation's business and prospects, including the SH-2G and K-MAX helicopter programs, and specialty self-lubricating bearings and couplings, as well as other matters that involve a number of uncertainties that may cause actual results to differ materially from expectations. Those uncertainties include, but are not limited to: 1) the successful conclusion of contract negotiations with government authorities, including foreign governments; 2) political developments in countries where the corporation intends to do business; 3) standard government contract provisions permitting renegotiation of terms and termination for the convenience of the government; 4) economic and competitive conditions in markets served by the corporation including in particular economic conditions in Southeast Asia; 5) the degree of acceptance of new products in the marketplace; 6) U.S. industrial production levels;
7) currency exchange rates, taxes, laws and regulations, inflation rates, general business conditions and other factors. Any forward-looking information should be considered with these factors in mind.

KAMAN CORPORATION AND SUBSIDIARIES                        Page 8

[ SELECTED QUARTERLY FINANCIAL DATA ]

(In thousands except
per share amounts)

              First        Second     Third      Fourth     Total
              Quarter      Quarter    Quarter    Quarter    Year
NET SALES:

1997          $ 251,794    $249,920   $269,852   $271,799   $1,043,365
1996            239,508     246,148    227,680    234,770      948,106

GROSS PROFIT:

1997          $  62,726    $ 61,475   $ 63,574   $ 67,619   $  255,394
1996             62,044      60,432     57,319     59,806      239,601

NET EARNINGS (LOSS):

1997          $  (4,407)   $  6,710   $  7,097    $ 61,104  $   70,504
1996              5,202       5,412      5,834       7,129      23,577

PER COMMON SHARE - BASIC:

1997          $    (.28)   $    .31   $    .33     $   3.15 $     3.53
1996                .23         .24        .27          .33       1.07

PER COMMON SHARE - DILUTED:

1997          $    (.28)   $    .28   $    .29      $  2.43 $     2.86
1996                .22         .23        .25          .30       1.00


-----------------------------------------------------------------------------

The net earnings (loss) per common share figures have been restated as a result of the adoption of Statement of Financial Accounting
Standards No. 128, Earnings per Share.

Due to the loss in the first quarter of 1997, the quarterly per common share amounts for 1997 do not equal the total year.

KAMAN CORPORATION AND SUBSIDIARIES                         Page 9

[ CONSOLIDATED BALANCE SHEETS ]
(In thousands except share and per share amounts)

December 31                                          1997        1996

ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                         $ 109,974   $   5,445
   Accounts receivable                                 191,154     185,516
   Inventories                                         199,485     213,468
   Deferred income taxes                                21,475      22,392
   Other current assets                                 13,216       7,310
---------------------------------------------------------------------------
         Total current assets                          535,304     434,131
---------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, NET                      57,625      76,393
GOODWILL, NET                                            2,629       7,639
OTHER ASSETS                                             2,603       3,573

---------------------------------------------------------------------------
                                                     $ 598,161   $ 521,736
===========================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

   Notes payable                                     $   5,547   $  60,837
   Current portion of long-term debt                     1,660       2,165
   Accounts payable-trade                               45,264      61,334
   Accrued salaries and wages                           10,254      10,733
   Accrued vacations                                     5,575       7,079
   Customer advances                                   104,723        --
   Other accruals and payables                          49,774      53,490
   Income taxes payable                                 36,728        --
---------------------------------------------------------------------------
         Total current liabilities                     259,525     195,638
---------------------------------------------------------------------------

KAMAN CORPORATION AND SUBSIDIARIES                         Page 10


[ CONSOLIDATED BALANCE SHEETS ]
(In thousands except share and per share amounts)

DEFERRED CREDITS                                        18,759      14,028
LONG-TERM DEBT, EXCLUDING CURRENT PORTION               29,867      83,940
SHAREHOLDERS' EQUITY:
   Capital stock, $1 par value per share:
      Preferred stock, authorized 700,000 shares:
         Series 2 preferred stock, 6 1/2% cumulative
            convertible (stated at liquidation
            preference of $200 per share)
            authorized 500,000 shares, issued
            188,456 shares in 1997 and 285,837
            shares in 1996                              37,691      57,167

      Common stock:
         Class A, authorized 48,500,000 shares,
            nonvoting; $.10 per common share
            dividend preference; issued
            19,936,385 shares in 1997
            and 18,075,247 shares in 1996               19,936      18,075
         Class B, authorized 1,500,000 shares,
            voting; issued 667,814 shares
            in 1997 and 1996                               668         668
   Additional paid-in capital                           42,876      21,696
   Retained earnings                                   190,336     132,058
   Unamortized restricted stock awards                  (1,147)       (818)
   Equity adjustment from foreign currency translation    (320)       (612)
---------------------------------------------------------------------------
                                                       290,040     228,234
   Less 2,929 shares and 9,738 shares of
      Class A common stock in 1997 and 1996,
      respectively, held in treasury, at cost              (30)       (104)
---------------------------------------------------------------------------
         Total shareholders' equity                    290,010     228,130
---------------------------------------------------------------------------
                                                     $ 598,161   $ 521,736
===========================================================================

See accompanying notes to consolidated financial statements.

KAMAN CORPORATION AND SUBSIDIARIES                         Page 11

[ CONSOLIDATED STATEMENTS OF OPERATIONS ]
(In thousands except per share amounts)

Year ended December 31                  1997          1996        1995

REVENUES:

   Net sales                            $ 1,043,365   $ 948,106   $ 896,398
   Other                                      1,450       5,548       3,078
----------------------------------------------------------------------------
                                          1,044,815     953,654     899,476
----------------------------------------------------------------------------
COSTS AND EXPENSES:


   Cost of sales                            787,971     708,505     666,761
   Selling, general and
      administrative expense                208,763     193,747     190,604
   Net gain on sale of businesses           (80,351)       --         --
   Interest expense                           7,894      10,023       8,834
   Other expense                                234         702         546
----------------------------------------------------------------------------
                                            924,511     912,977     866,745
----------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                120,304      40,677      32,731
INCOME TAXES                                 49,800      17,100      13,129
----------------------------------------------------------------------------
NET EARNINGS                            $    70,504   $  23,577   $  19,602
============================================================================

PREFERRED STOCK DIVIDEND REQUIREMENT    $    (3,716)  $  (3,716)  $  (3,716)
============================================================================

EARNINGS APPLICABLE TO COMMON STOCK     $    66,788   $  19,861   $  15,886
============================================================================
PER SHARE:
   Net earnings per common share:
     Basic                              $     3.53    $   1.07    $    .87
      Diluted                                 2.86        1.00         .85
   Dividends declared:
     Series 2 preferred stock                13.00        13.00      13.00
      Common stock                             .44          .44        .44
============================================================================

See accompanying notes to consolidated financial statements.

KAMAN CORPORATION AND SUBSIDIARIES                        Page 12

[ CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY ]
(In thousands except share amounts)

Year ended December 31                  1997          1996        1995

SERIES 2 PREFERRED STOCK:
   Balance - beginning of year          $  57,167      $  57,167  $  57,167
   Shares converted                       (19,451)          --         --
   Shares redeemed                            (25)          --         --
----------------------------------------------------------------------------
   Balance - end of year                   37,691         57,167     57,167
----------------------------------------------------------------------------
CLASS A COMMON STOCK:
   Balance - beginning of year             18,075         17,788     17,600
   Shares issued upon conversion            1,548           --         --
   Shares issued - other                      313            287        188
----------------------------------------------------------------------------
   Balance - end of year                   19,936         18,075     17,788
----------------------------------------------------------------------------
CLASS B COMMON STOCK                          668            668        668
----------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL:
  Balance - beginning of year              21,696         19,319     17,853
   Conversion of Series 2 preferred stock  17,903           --         --
   Employee stock plans                     2,506          1,871      1,427
   Restricted stock awards                    771            506         39
----------------------------------------------------------------------------
   Balance - end of year                   42,876         21,696     19,319
----------------------------------------------------------------------------
RETAINED EARNINGS:
   Balance - beginning of year            132,058        120,399    112,592
   Net earnings                            70,504         23,577     19,602
   Dividends declared:
     Preferred stock                       (3,716)        (3,716)    (3,716)
      Common stock                         (8,510)        (8,202)    (8,079)
----------------------------------------------------------------------------
   Balance - end of year                  190,336        132,058    120,399
----------------------------------------------------------------------------
UNAMORTIZED RESTRICTED STOCK AWARDS:
   Balance - beginning of year               (818)          (609)      (744)
   Stock awards issued                       (804)          (517)      (179)
   Amortization of stock awards               475            308        314
----------------------------------------------------------------------------
   Balance - end of year                   (1,147)          (818)      (609)
----------------------------------------------------------------------------

KAMAN CORPORATION AND SUBSIDIARIES                        Page 13

[ CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY ]
(In thousands except share amounts)


EQUITY ADJUSTMENT FROM FOREIGN
CURRENCY TRANSLATION:
   Balance - beginning of year               (612)          (280)      (444)
   Translation adjustment                     292           (332)       164
----------------------------------------------------------------------------
   Balance - end of year                     (320)          (612)      (280)
----------------------------------------------------------------------------
TREASURY STOCK:
   Balance - beginning of year               (104)          (169)      (938)
   Shares acquired in 1997 - 259;
      1996 - 501; 1995 - 38,685                (5)            (5)      (430)
   Shares reissued under various stock plans   79             70      1,199
----------------------------------------------------------------------------
   Balance - end of year                      (30)          (104)      (169)
----------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY              $ 290,010      $ 228,130   $214,283
=============================================================================

See accompanying notes to consolidated financial statements

KAMAN CORPORATION AND SUBSIDIARIES                        Page 14

[ CONSOLIDATED STATEMENTS OF CASH FLOWS ]
(In thousands except share amounts)

Year ended December 31                  1997          1996        1995

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net earnings                         $  70,504      $ 23,577   $ 19,602
   Adjustments to reconcile net
      earnings to cash provided by
      (used in) operating activities:
      Depreciation and amortization        12,223        12,358     12,687
      Net gain on sale of businesses      (80,351)         --         --
      Net gain on sale of assets             (859)       (4,094)    (1,660)
      Deferred income taxes                 3,718        (1,298)    10,171
      Other, net                            1,532         1,785      1,130
      Changes in current assets and
         liabilities, net of
         effects of businesses sold:
         Accounts receivable              (30,321)       (7,638)   (31,981)
         Inventories                        6,241       (20,734)   (33,583)
         Other current assets              (7,218)        1,614     (1,299)
         Accounts payable - trade         (13,720)         (395)     7,294
         Customer advances                104,723          --         --
         Accrued expenses and payables     (8,555)       (9,744)    (3,206)
         Income taxes payable              37,591          --         (978)
----------------------------------------------------------------------------
            Cash provided by (used in)
            operating activities           95,508        (4,569)   (21,823)
----------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sale of businesses
      and other assets                    139,580         6,883      4,210
   Expenditures for property, plant
      and equipment                       (13,690)       (7,966)   (11,503)
   Other, net                                 559          (333)      (99)
----------------------------------------------------------------------------
            Cash provided by (used in)
            investing activities          126,449        (1,416)    (7,392)
----------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Changes in notes payable               (55,290)       (2,014)    10,192
   Changes in current portion of
      long-term debt                         (250)        1,518       (12)
   Additions to long-term debt               --          20,000     30,000
   Reduction of long-term debt            (52,564)       (2,446)    (1,047)
   Proceeds from exercise of
      employee stock plans                  2,907         2,217      2,674
   Purchases of treasury stock                 (5)           (5)      (430)
   Dividends paid-Series 2 preferred stock (3,716)       (3,716)    (3,716)
   Dividends paid-common stock             (8,510)       (8,202)    (8,079)
----------------------------------------------------------------------------
            Cash provided by (used in)
            financing activities         (117,428)        7,352     29,582
----------------------------------------------------------------------------
KAMAN CORPORATION AND SUBSIDIARIES                        Page 15

[ CONSOLIDATED STATEMENTS OF CASH FLOWS ]
(In thousands except share amounts)

NET INCREASE IN CASH
AND CASH EQUIVALENTS                      104,529         1,367        367
CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR                        5,445         4,078      3,711
----------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
AT END OF YEAR                          $ 109,974      $  5,445   $  4,078
============================================================================

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:

During 1997, holders of the corporation's Series 2 preferred stock converted 97,254 shares into 1,548,242 shares of Class A common stock.

See accompanying notes to consolidated financial statements.

KAMAN CORPORATION AND SUBSIDIARIES                        Page 16

[ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ]
December 31, 1997, 1996 and 1995
(In thousands except share and per share amounts)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of the parent corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Excess funds are invested in cash equivalents which consist of highly liquid investments with original maturities of three months or less.

Long-Term Contracts - Revenue Recognition - Sales and estimated profits under long-term contracts are principally recognized on the percentage-of-completion method of accounting using the ratio that costs incurred bear to estimated total costs after giving effect to estimates of costs to complete based upon most recent information for each contract. Sales and estimated profits on other contracts are recorded as products are shipped or services are performed. Reviews of contracts are made periodically throughout their lives and revisions in profit estimates are recorded in the accounting period in which the revisions are made. Any anticipated contract losses are charged to operations when first indicated.

Inventories - Inventory of merchandise for resale is stated at cost (using the average costing method) or market, whichever is lower. Contracts and work in process and finished goods are valued at production cost represented by material, labor and overhead, including general and administrative expenses where applicable. Contracts and work in process and finished goods are not recorded in excess of net realizable values.

Property, Plant and Equipment - Depreciation of property, plant and equipment is computed primarily on a straight-line basis over the estimated useful lives of the assets. At the time of retirement or disposal, the acquisition cost of the asset and related accumulated depreciation are eliminated and any gain or loss is credited or charged against income.

   Maintenance and repair items are charged against income as incurred, whereas renewals and betterments are capitalized and depreciated.

KAMAN CORPORATION AND SUBSIDIARIES                        Page 17

[ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ]
December 31, 1997, 1996 and 1995
(In thousands except share and per share amounts)


Goodwill - Amortization of goodwill is calculated on a straight-line method over its estimated useful life but not in excess of forty years. Such amortization amounted to $345 in 1997, $365 in 1996 and $355 in 1995.

         At each balance sheet date, the corporation evaluates the carrying value of goodwill based upon its assessment of the forecasted future operations (including interest expense) and other factors for each subsidiary having a material goodwill balance.

Research and Development - Research and development costs not specifically covered by contracts are charged against income as incurred. Such costs amounted to $6,889 in 1997, $8,036 in 1996 and $13,664 in 1995.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled.

KAMAN CORPORATION AND SUBSIDIARIES                        Page 18

[ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ]
December 31, 1997, 1996 and 1995
(In thousands except share and per share amounts)

SALE OF BUSINESSES

On December 30, 1997, the corporation sold Kaman Sciences Corporation (a wholly owned subsidiary) for $135,000 in cash. The sale resulted in a pre-tax gain of $90,751. Certain proceeds from the sale were used to reduce borrowings under the revolving credit agreement with the balance invested in cash equivalents. Kaman Sciences Corporation, an information technology and services operation, contributed $145,000 to 1997 sales.

         On June 27, 1997, the corporation sold Trace Elliot Limited (a wholly owned subsidiary) to a Trace Elliot management group. As a result of the sale, the corporation recorded a pre-tax charge of $10,400. Trace Elliot, Kaman Music's amplifier manufacturing business in Great Britain, contributed $4,200 to sales for the first six months of 1997.

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

December 31,                                      1997         1996
---------------------------------------------------------------------------
Trade receivables, net of allowance
  for doubtful accounts of $3,827
  in 1997, $2,574 in 1996                          $ 71,197     $ 74,402

U.S. Government contracts:

  Billed                                             15,467       33,911
  Recoverable costs and accrued
   profit - not billed                               60,329       51,742
Commercial and other government contracts:

  Billed                                             18,950       10,332
  Recoverable costs and accrued
   profit - not billed                               25,211       15,129
---------------------------------------------------------------------------
   Total                                           $191,154     $185,516
===========================================================================

Recoverable costs and accrued profit-not billed represent costs incurred on contracts which will become billable upon future deliveries, achievement of specific contract milestones or completion of engineering and service type contracts. Management estimates that approximately $25,250 of such costs and accrued profits at December 31, 1997 will be collected after one year.

KAMAN CORPORATION AND SUBSIDIARIES                        Page 19

[ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ]
December 31, 1997, 1996 and 1995
(In thousands except share and per share amounts)

INVENTORIES

Inventories are comprised as follows:

December 31,                                        1997        1996
---------------------------------------------------------------------------
Merchandise for resale                              $107,112    $110,126
Contracts in process:
  U.S. Government                                      7,757      12,637
  Commercial                                          12,194       7,754
Other work in process (including certain
  general stock materials)                            41,088      52,442

Finished goods                                        31,334      30,509
---------------------------------------------------------------------------
  Total                                             $199,485    $213,468
===========================================================================

KAMAN CORPORATION AND SUBSIDIARIES                        Page 20

[ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ]
December 31, 1997, 1996 and 1995
(In thousands except share and per share amounts)

Finished goods inventory consists of (i) K-MAX(Registered
Trademark) helicopters, certain of which are being used under shorter-term leases or held for potential use under charter/lease arrangements; and (ii) K-MAX spare parts.

         The aggregate amounts of general and administrative costs allocated to contracts in process during 1997, 1996 and 1995 were $57,474, $47,985 and $46,833, respectively.

         The estimated amounts of general and administrative costs remaining in contracts in process at December 31, 1997 and 1996 amount to $3,808 and $3,872, respectively, and are based on the ratio of such allocated costs to total costs incurred.

PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment are recorded at cost and summarized as follows:

December 31,                                        1997        1996
--------------------------------------------------------------------------
Land                                                $  6,332    $  8,224
Buildings                                             32,552      55,452
Leasehold improvements                                12,827      14,659
Machinery, office furniture and equipment            101,435     112,988
--------------------------------------------------------------------------
  Total                                              153,146     191,323
Less accumulated depreciation
  and amortization                                    95,521     114,930
--------------------------------------------------------------------------
Property, plant and equipment, net                  $ 57,625    $ 76,393
==========================================================================

KAMAN CORPORATION AND SUBSIDIARIES                        Page 21

[ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ]
December 31, 1997, 1996 and 1995
(In thousands except share and per share amounts)

CREDIT ARRANGEMENTS -
SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Revolving Credit Agreement - On January 29, 1996, the corporation replaced its then existing revolving credit agreements with one revolving credit agreement involving several domestic and foreign lenders. The agreement, which expires in 2001, provides for an aggregate maximum commitment of $250,000 with interest payable at various market rates. The agreement was amended during the third quarter of 1997 to specifically address the issuance of irrevocable letters of credit which are treated in the same manner as borrowings under the agreement.

Short-Term Borrowings - Under its revolving credit agreement, the corporation has the ability to borrow funds on both a short-term and long-term basis. The corporation also has arrangements with several other banks, generally to borrow funds on a short-term basis with interest at current market rates.

   Short-term borrowings outstanding are as follows:

December 31,                         1997             1996
-------------------------------------------------------------
Revolving credit agreement           $   --           $52,000
Other credit arrangements             5,547             8,837
-------------------------------------------------------------
  Total                              $5,547           $60,837
=============================================================

Long-Term Debt - The corporation has long-term debt as follows:

December 31,                         1997             1996
-------------------------------------------------------------
Revolving credit agreement           $  --            $50,000
Convertible subordinated debentures   31,527           33,191
Other obligations                       --              2,914
-------------------------------------------------------------
  Total                               31,527           86,105
Less current portion                   1,660            2,165
-------------------------------------------------------------
  Total excluding current portion    $29,867          $83,940
=============================================================

KAMAN CORPORATION AND SUBSIDIARIES                        Page 22

[ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ]
December 31, 1997, 1996 and 1995
(In thousands except share and per share amounts)

Restrictive Covenants - The most restrictive of the covenants contained in the revolving credit agreement requires the corporation to have operating income, as defined, at least equal to 250% of interest expense through December 31, 1997 and 275% thereafter; consolidated total indebtedness to total capitalization of not more than 55%; and consolidated net worth at least equal to $200,000.

Certain Letters of Credit - At December 31, 1997, the face amounts of irrevocable letters of credit issued under the corporation's revolving credit agreement totaled $104,300.

Convertible Subordinated Debentures - The corporation issued its 6% convertible subordinated debentures during 1987. The debentures are convertible into shares of the Class A common stock of Kaman Corporation at any time on or before March 15, 2012 at a conversion price of $23.36 per share at the option of the holder unless previously redeemed by the corporation. Pursuant to a sinking fund requirement that began March 15, 1997, the corporation will redeem $1,660 of the outstanding principal amount of the debentures annually. The debentures are subordinated to the claims of senior debt holders and general creditors. These debentures have a fair value of $30,424 at December 31, 1997 based upon current market prices.

Other Obligations - These obligations consisted primarily of notes issued by the corporation to industrial and economic development authorities in connection with the issuance of their bonds in similar amounts. These obligations were eliminated in connection with the sale of Kaman Sciences Corporation.

Long-Term Debt Annual Maturities - The aggregate amounts of annual maturities of long-term debt for each of the next five years are approximately as follows:

1998                            $1,660
1999                             1,660
2000                             1,660
2001                             1,660
2002                             1,660
-----------------------------------------

Interest Payments - Cash payments for interest were $8,695, $9,682 and $8,587 for 1997, 1996 and 1995, respectively.

KAMAN CORPORATION AND SUBSIDIARIES                        Page 23

[ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ]
December 31, 1997, 1996 and 1995
(In thousands except share and per share amounts)

CUSTOMER ADVANCES

The corporation has received certain customer advances for the purchase of SH-2G helicopters. In accordance with contract requirements, the corporation fully secured these advances, upon their receipt, through the issuance of irrevocable letters of credit. It is anticipated that the face amounts of these letters of credit will be reduced as various contract milestones are achieved.

INCOME TAXES

The components of income taxes are as follows:

                        1997                1996               1995
-------------------------------------------------------------------
Current:
  Federal           $ 36,532            $ 13,734            $ 1,958
  State                9,550               4,664              1,000
-------------------------------------------------------------------
                      46,082              18,398              2,958
Deferred:
  Federal              2,968                (434)             8,192
  State                  750                (864)             1,979
-------------------------------------------------------------------
                       3,718              (1,298)            10,171
-------------------------------------------------------------------
  Total             $ 49,800            $ 17,100            $13,129
-------------------------------------------------------------------

KAMAN CORPORATION AND SUBSIDIARIES                        Page 24

[ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ]
December 31, 1997, 1996 and 1995
(In thousands except share and per share amounts)

The components of the deferred tax assets and deferred tax liabilities are presented below:

December 31,                               1997           1996
-------------------------------------------------------------------
Deferred tax assets:
  Long-term contracts                      $  4,178       $  5,838
  Deferred employee benefits                 10,411          8,998
  Restructuring, impairment and other costs   1,900          5,255
  Inventory                                   2,326          1,205
  Accrued liabilities and other items         7,760          6,922
  -----------------------------------------------------------------
   Total deferred tax assets                 26,575         28,218
  -----------------------------------------------------------------
Deferred tax liabilities:
  Depreciation and amortization              (6,551)        (4,501)
  Other items                                (4,124)        (4,099)
  -----------------------------------------------------------------
   Total deferred tax liabilities           (10,675)        (8,600)
  -----------------------------------------------------------------
   Net deferred tax asset                  $ 15,900       $ 19,618
  =================================================================

No valuation allowance has been recorded because the corporation believes that these net deferred tax assets will, more likely than not, be realized. This determination is based largely upon the corporation's historical earnings trend as well as its ability to carryback reversing items within two years to offset taxes paid. In addition, the corporation has the ability to offset deferred tax assets against deferred tax liabilities created for such items as depreciation and amortization.

         The provisions for federal income taxes approximate the amounts computed by applying the U.S. federal income tax rate to earnings before income taxes after giving effect to state income taxes. Cash payments for income taxes were $8,623, $15,823 and $3,953 in 1997, 1996 and 1995, respectively.

PENSION PLAN

The corporation has a non-contributory defined benefit pension plan covering all of its full-time employees. Benefits under this plan are based upon an employee's years of service and compensation levels during employment and there is an offset provision for social security benefits. It is the corporation's policy to fund pension costs accrued. Plan assets are invested in a diversified portfolio consisting of equity and fixed income securities (including $12,487 of Class A common stock of Kaman Corporation at December 31, 1997).

KAMAN CORPORATION AND SUBSIDIARIES                        Page 25

[ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ]
December 31, 1997, 1996 and 1995
(In thousands except share and per share amounts)


   The pension plan costs were computed using the projected unit credit actuarial cost method and include the following components:

                                        1997          1996        1995
---------------------------------------------------------------------------
Service cost for benefits earned
  during the year                       $ 10,424      $  9,888    $  8,991

Interest cost on projected
  benefit obligation                      20,010        18,756      18,065
Actual return on plan assets             (51,694)      (35,855)    (58,243)
Net amortization and deferral             27,508        12,731      36,725
---------------------------------------------------------------------------
Net pension cost                        $  6,248      $  5,520    $  5,538
===========================================================================

The funded status of the pension plan is as follows:

December 31,                                1997                 1996
--------------------------------------------------------------------------
Actuarial present value of accumulated
 benefit obligation:
  Vested benefits                           $ 234,307            $ 238,097
  Non-vested benefits                           1,592                2,172
--------------------------------------------------------------------------
   Total                                    $ 235,899            $ 240,269
==========================================================================
Actuarial present value of
  projected benefit obligation              $ 261,127            $ 273,196
Plan assets at fair value                     322,010              307,796
--------------------------------------------------------------------------
Excess of assets over
  projected benefit obligation                 60,883               34,600
Unrecognized prior service cost                  (456)                (511)
Unrecognized net gain                         (54,780)             (26,533)
Unrecognized net transition asset              (7,415)              (9,268)
--------------------------------------------------------------------------
Accrued pension cost                        $   1,768            $   1,712
==========================================================================


KAMAN CORPORATION AND SUBSIDIARIES                        Page 26

[ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ]
December 31, 1997, 1996 and 1995
(In thousands except share and per share amounts)

The actuarial assumptions used in determining the funded status of the pension plan are as follows:

December 31,                                         1997         1996
----------------------------------------------------------------------------
Discount rate                                        7 1/2%       7 1/2%
Average rate of increase in compensation levels      4 1/2%       4 1/2%
============================================================================

The expected long-term rates of return on plan assets used to compute the net periodic pension costs were 8 5/8% for 1997 and 9% for 1996.


         In connection with the agreement for the sale of Kaman Sciences Corporation, effective December 30, 1997, the corporation segregated approximately $29,800 of its plan assets in anticipation of a transfer of such assets to the buyer's pension plan to cover the then estimated accrued benefit obligation for the Kaman Sciences "active employee" group for which the buyer has assumed responsibility. The present value of the accrued benefit obligations is being determined using the December 1997 PBGC interest rates used to value annuities: 5.6% for the 25 years immediately following the valuation date and 5.0% thereafter, among other assumptions including mortality and estimated retirement ages. The estimated asset and obligation amount described in this paragraph are not included in the 1997 figures shown above for the funded status of the pension plan.

COMMITMENTS AND CONTINGENCIES

Rent commitments under various leases for office space, warehouse, land and buildings expire at varying dates from January 1998 to December 2002. Certain annual rentals are subject to renegotiation, with certain leases renewable for varying periods. Lease periods for machinery and equipment vary from 1 to 5 years.

         Substantially all real estate taxes, insurance and maintenance expenses are obligations of the corporation. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

KAMAN CORPORATION AND SUBSIDIARIES                        Page 27

[ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ]
December 31, 1997, 1996 and 1995
(In thousands except share and per share amounts)

         The following future minimum rental payments are required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1997:

1998                                             $12,677
1999                                               6,410
2000                                               3,606
2001                                               2,083
2002                                               1,168
--------------------------------------------------------
Total                                            $25,944
========================================================

Lease expense for all operating leases, including leases with terms of less than one year, amounted to $15,311, $14,889 and $14,158 for 1997, 1996 and 1995, respectively.

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

COMPUTATION OF EARNINGS PER COMMON SHARE

Effective December 31, 1997, the corporation adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS
128) which has changed the method of computing and presenting earnings per common share. All prior periods presented have been restated in accordance with SFAS 128. This restatement had an immaterial impact on the prior periods' earnings per common share amounts calculated under the previous standard.

         Under SFAS 128, primary earnings per common share has been replaced with basic earnings per common share. The basic earnings per common share computation is based on the earnings applicable to common stock divided by the weighted average number of shares of common stock outstanding in 1997, 1996 and 1995. The preferred stock dividend on the Series 2 preferred stock was deducted from net earnings to arrive at earnings applicable to common stock.


KAMAN CORPORATION AND SUBSIDIARIES                        Page 28

[ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ]
December 31, 1997, 1996 and 1995
(In thousands except share and per share amounts)

         Fully diluted earnings per common share has been replaced with diluted earnings per common share. The diluted earnings per common share computation includes the common stock equivalency of options granted to employees under the stock incentive plan. The diluted earnings per common share computation also assumes that at the beginning of the year both the 6% convertible subordinated debentures are converted into Class A common stock with the resultant reduction in interest costs net of tax, and the Series 2 preferred stock is converted into Class A common stock eliminating the preferred stock dividend requirement. Excluded from the diluted earnings per common share calculation are options granted to employees that are anti-dilutive based on the average stock price for the year.

KAMAN CORPORATION AND SUBSIDIARIES                        Page 29

[ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ]
December 31, 1997, 1996 and 1995
(In thousands except share and per share amounts)

                                        1997          1996        1995
--------------------------------------------------------------------------
Earnings per common share - basic

  Earnings applicable to
   common stock                         $66,788       $19,861     $15,886
==========================================================================
  Weighted average shares
   outstanding                           18,941        18,607      18,330
==========================================================================
  Earnings per common
   share - basic                        $  3.53       $  1.07     $   .87
==========================================================================
Earnings per common share - diluted

  Earnings applicable
   to common stock                      $66,788       $19,861     $15,886

  Plus: Dividends on
   Series 2 preferred stock               3,716         3,716       3,716

   After-tax interest savings on
     convertible debentures               1,188         1,145       1,195
--------------------------------------------------------------------------
  Earnings applicable to common
   stock assuming conversion            $71,692       $24,722     $20,797
==========================================================================
  Weighted average shares
   outstanding                           18,941        18,607      18,330

  Plus shares issuable on:
   Conversion of Series 2
     preferred stock                      4,523         4,552       4,552

   Conversion of 6% convertible
     debentures                           1,359         1,421       1,421
   Exercise of dilutive options             285           129         182
--------------------------------------------------------------------------

  Weighted average shares
   outstanding assuming
     conversion                          25,108        24,709      24,485
==========================================================================
   Earnings per common
     share - diluted                    $  2.86       $  1.00     $   .85
==========================================================================

KAMAN CORPORATION AND SUBSIDIARIES                        Page 30

[ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ]
December 31, 1997, 1996 and 1995
(In thousands except share and per share amounts)

As of December 23, 1997, 95,106 shares of the corporation's Series 2 preferred stock were converted to Class A common stock pursuant to a call for partial redemption issued on November 20, 1997. Pursuant to a redemption call on January 8, 1998 for the balance of the Series 2 preferred stock, the remaining shares will be converted into 3,000,174 shares of Class A common stock as of February 9, 1998. An immaterial amount of Series 2 preferred stock shares were redeemed by the corporation and settled in cash.

STOCK PLANS

Employees Stock Purchase Plan - The Kaman Corporation Employees Stock Purchase Plan allows employees to purchase Class A common stock of the corporation, through payroll deductions, at 85% of the market value of shares at the time of purchase. The plan provides for the grant of rights to employees to purchase a maximum of 1,500,000 shares of Class A common stock of the corporation commencing July 1, 1989. Effective November 18, 1997, the maximum number of shares available for issuance under the plan was replenished to 1,500,000 shares, subject to shareholder approval at the 1998 annual meeting of shareholders. There are no charges or credits to income in connection with the plan. During 1997, 177,523 shares were issued to employees at prices ranging from $10.84 to $16.79 per share. During 1996, 228,148 shares were issued to employees at prices ranging from $8.82 to $11.21 per share. During 1995, 218,028 shares were issued to employees at prices ranging from $9.03 to $10.94 per share. At December 31, 1997, there were approximately 584,879 shares available for offering under the plan.

Stock Incentive Plan - The corporation maintains a Stock Incentive Plan which includes a continuation and extension of a predecessor stock incentive program. The Stock Incentive Plan provides for the grant of non-statutory stock options, incentive stock options, restricted stock awards and stock appreciation rights primarily to officers and other key employees. The corporation has designated 962,199 shares of its Class A common stock for this plan, including 2,199 shares previously reserved under the predecessor plan.

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

KAMAN CORPORATION AND SUBSIDIARIES                        Page 31

[ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ]
December 31, 1997, 1996 and 1995
(In thousands except share and per share amounts)

   Restricted stock awards were made for 62,900 shares at prices ranging from $12.13 to $14.63 per share in 1997, 54,000 shares at $10.38 per share in 1996 and 30,000 shares at $11.38 per share in 1995. At December 31, 1997, there were 118,900 shares remaining subject to restrictions pursuant to these awards. In 1997, stock appreciation rights were issued for 350,000 shares at $13.25 per share, to be settled only for cash. The corporation recorded approximately $500 in expense in 1997 for these stock appreciation rights.

Stock option activity is as follows:

                                                                Weighted-
                                                                average
                                                                exercise
Stock options outstanding:                        Options       price
---------------------------------------------------------------------------
Balance at January 1, 1995                        864,589       $      8.69
  Options granted                                  45,000             11.38
  Options exercised                              (132,857)             7.93
  Options cancelled                               (99,685)             9.49
---------------------------------------------------------------------------
Balance at December 31, 1995                      677,047              8.90
  Options granted                                 169,100             10.38
  Options exercised                               (55,102)             7.86
  Options cancelled                               (26,065)             9.00
---------------------------------------------------------------------------
Balance at December 31, 1996                      764,980              9.30
  Options granted                                 193,700             13.41
  Options exercised                              (147,720)             8.28
  Options cancelled                               (19,880)             9.33
---------------------------------------------------------------------------
Balance at December 31, 1997                      791,080       $     10.50
===========================================================================
Weighted average contractual life
  remaining at December 31, 1997                          7.0 years
===========================================================================
Range of exercise prices for options             $   7.50-      $     11.26-
  outstanding at December 31, 1997               $  11.25       $     16.50
---------------------------------------------------------------------------
Options outstanding                               556,480           234,600
Options exercisable                               363,300            15,000
Weighted average contractual remaining
  life of options outstanding                    5.8 years        8.8 years
Weighted average exercise price:
  Options outstanding                            $   9.42       $     13.05
  Options exercisable                            $   9.02       $     11.38
===========================================================================

KAMAN CORPORATION AND SUBSIDIARIES                        Page 32

[ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ]
December 31, 1997, 1996 and 1995
(In thousands except share and per share amounts)

As of December 31, 1996 and 1995, there were 437,000 and 424,807 options exercisable, respectively.

         In order to continue administration of this plan, effective November 18, 1997, the number of shares of Class A common stock reserved for issuance under this plan was increased by 1,250,000 shares, subject to shareholder approval at the 1998 annual meeting of shareholders.

         Effective January 1, 1996, the corporation adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." As permitted by the standard, the corporation has elected to continue following the guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation cost has been recognized for its stock plans other than for the restricted stock awards and stock appreciation rights. Under the disclosure alternative of SFAS 123, the pro forma net earnings and earnings per common share information presented below includes the compensation cost of stock options issued to employees based on the fair value at the grant date and includes compensation cost for the 15% discount offered to participants in the employees stock purchase plan.

                                        1997          1996        1995
----------------------------------------------------------------------------
Net earnings:
  As reported                           $   70,504    $   23,577  $   19,602
  Pro forma                                 70,075        23,212      19,243
Earnings per common share - basic:
  As reported                                 3.53           1.07        .87
  Pro forma                                   3.50           1.05        .85
Earnings per common share - diluted:
  As reported                                 2.86           1.00        .85
  Pro forma                                   2.86            .99        .84
=============================================================================

KAMAN CORPORATION AND SUBSIDIARIES                        Page 33

[ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ]
December 31, 1997, 1996 and 1995
(In thousands except share and per share amounts)

The fair value of each option grant is estimated on the date of grant by using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 1997, 1996, and 1995:

                                  1997          1996         1995
--------------------------------------------------------------------
Expected dividend yield            3.3%          4.2%        3.9%
Expected volatility                 24%           25%         25%
Risk-free interest rate            6.4%          5.8%        7.5%
Expected option lives           8 years      8 years     8 years
Per share fair value of
  options granted              $   3.65     $   2.38    $   3.19
====================================================================

SEGMENT INFORMATION

The corporation conducts its operations through two business segments - Diversified Technologies and Distribution.

         Diversified Technologies operations consist largely of aerospace related business for government and commercial markets, including the retrofit of its SH-2 helicopters from the SH-2F to the SH-2G configuration as well as support services, logistics and spare parts for that helicopter; manufacture of the K-MAX helicopter together with spare parts and technical support; subcontract work consisting of fabrication of airframe substructures; and production of self-lubricating bearings and couplings for commercial aircraft applications. On December 30, 1997, the corporation sold the portion of its operations involving defense information technology and services provided primarily to government customers. The Diversified Technologies segment operating profits for 1996 and 1995 include gains of approximately $4,000 and $1,800, respectively, on the sale of real estate.

         The Distribution segment consists of industrial and music distribution operations. The industrial distribution business provides replacement parts, including bearings, power transmission, motion control and materials handling components to nearly every sector of industry in North America, along with industrial engineering support services. Operations are conducted from approximately 195 locations in 38 states and British Columbia, Canada. The music distribution business provides music instruments and accessories in the U.S. and abroad through offices in the U.S. and Canada. Music operations also include some manufacture of guitars. On June 27, 1997, the corporation sold its amplifier manufacturing business located in Great Britain.

KAMAN CORPORATION AND SUBSIDIARIES                        Page 34

[ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ]
December 31, 1997, 1996 and 1995
(In thousands except share and per share amounts)

   Summarized financial information by business segment is as follows:

                                        1997          1996        1995
---------------------------------------------------------------------------
Net sales:
  Diversified Technologies              $   433,493   $350,082    $322,614
  Distribution                              609,872    598,024     573,784
---------------------------------------------------------------------------
                                        $ 1,043,365   $948,106    $896,398
===========================================================================

Operating profit:
  Diversified Technologies              $    44,941   $ 39,826    $ 33,492
  Distribution                               18,738     22,555      19,355
---------------------------------------------------------------------------
                                             63,679     62,381      52,847
Net gain on sale of businesses              (80,351)      --          --
Interest, corporate and other
  expense, net                               23,726     21,704      20,116
---------------------------------------------------------------------------
Earnings before income taxes            $   120,304   $ 40,677    $ 32,731
===========================================================================

Identifiable assets:
  Diversified Technologies              $   265,746   $287,501    $267,037
  Distribution                              212,023    221,485     223,495
  Corporate                                 120,392     12,750       9,537
---------------------------------------------------------------------------
                                        $   598,161   $521,736    $500,069
===========================================================================

Capital expenditures:
  Diversified Technologies              $     7,691   $  3,718    $  6,472
  Distribution                                5,625      3,796       4,440
  Corporate                                     374        452         591
---------------------------------------------------------------------------
                                        $    13,690   $  7,966    $ 11,503
===========================================================================

Depreciation and amortization:
  Diversified Technologies              $     7,454   $  7,953    $  8,208
  Distribution                                3,947      3,555       3,568
  Corporate                                     822        850         911
---------------------------------------------------------------------------
                                        $    12,223   $ 12,358    $ 12,687
===========================================================================

KAMAN CORPORATION AND SUBSIDIARIES                        Page 35

[ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ]
December 31, 1997, 1996 and 1995
(In thousands except share and per share amounts)

Operating profit is total revenues less cost of sales and selling, general and administrative expense other than general corporate expense.

         Identifiable assets are year-end assets at their respective net carrying value segregated as to industry segment and corporate use. Corporate assets are principally cash and cash equivalents and net property, plant and equipment.

         Net sales by the Diversified Technologies segment made under contracts with U.S. Government agencies (including sales to foreign governments through foreign military sales contracts with U.S. Government agencies) account for $262,405 in 1997, $253,260 in 1996 and $228,658 in 1995.

         For the year ended December 31,1997, unaffiliated export sales amounted to $116,900 (11.2% of consolidated net sales) in the following geographic areas; Australia/New Zealand 36%, Canada 28%, Europe 18%, Japan 9%, and other 9%. Prior to 1997, export sales were less than 10% of consolidated net sales.

KAMAN CORPORATION AND SUBSIDIARIES                        Page 36

[ REPORT OF INDEPENDENT AUDITORS ]

KPMG PEAT MARWICK LLP
Certified Public Accountants
CityPlace II
Hartford, Connecticut 06103

THE BOARD OF DIRECTORS AND SHAREHOLDERS
KAMAN CORPORATION:

         We have audited the accompanying consolidated balance sheets of Kaman Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1997. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kaman Corporation and subsidiaries at December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ KPMG PEAT MARWICK LLP

January 29, 1998

KAMAN CORPORATION AND SUBSIDIARIES                        Page 37

[FIVE-YEAR SELECTED FINANCIAL DATA ]
(In thousands except per share amounts, shareholders and employees)

                             1997       1996     1995     1994     1993
OPERATIONS:
   Revenues                  $1,044,815 $953,654 $899,476 $820,774 $794,092
   Cost of sales                787,971  708,505  666,761  611,762  588,237
   Selling, general and
     administrative expense     208,763  193,747  190,604  173,853  173,581
   Restructuring, impairment
     and other costs               --       --       --     44,000   69,500
   Operating income (loss)       48,081   51,402   42,111   (8,841) (37,226)
   Net gain on sale of
     businesses                  80,351     --       --       --       --
   Interest expense               7,894   10,023    8,834    4,694    6,976
   Other expense (income)           234      702      546      646   (3,728)
   Earnings (loss) before
     income taxes               120,304   40,677   32,731  (14,181) (40,474)
   Income taxes (benefit)        49,800   17,100   13,129   (1,000) (11,679)
   Net earnings (loss)           70,504   23,577   19,602  (13,181) (28,795)

FINANCIAL POSITION:
   Current assets            $  535,304 $434,131 $404,864 $339,012 $316,601
   Current liabilities          259,525  195,638  206,273  192,882  166,765
   Working capital              275,779  238,493  198,591  146,130  149,836
   Property, plant and
     equipment, net              57,625   76,393   83,054   84,621   81,711
   Total assets                 598,161  521,736  500,069  442,949  440,196
   Long-term debt                29,867   83,940   66,386   37,433   37,977
   Shareholders' equity         290,010  228,130  214,283  203,754  228,313

PER SHARE AMOUNTS:
   Net earnings (loss)
     per common share-basic  $     3.53 $   1.07 $    .87 $   (.93) $ (1.63)
   Net earnings (loss)per
     common share-diluted          2.86     1.00      .85     (.93)   (1.63)
   Dividends declared -
     Series 2 preferred stock     13.00    13.00    13.00    13.00     1.37
   Dividends declared -
     common stock                   .440     .440     .440     .440     .440
   Shareholders' equity -
     common stock                 12.25     9.13     8.52     8.07     9.46
   Market price range            20 3/8   13 3/8   13 3/8   11 1/8   12 1/8
                                 12        9 3/8   10        8 1/2    8 5/8
GENERAL STATISTICS:
   Shareholders                   7,291    7,632    7,646    7,198    6,920
   Employees                      4,318    5,476    5,400    5,239    5,363
=============================================================================

Note: The net earnings (loss) per common share figures have been restated as a result of the adoption of Statement of Financial Accounting Standards No. 128, Earnings per Share.

KAMAN CORPORATION AND SUBSIDIARIES                        Page 38