Form 10-K, Exhibit 13
period 1998-12-31
KAMAN CORP
filed 1999-03-16
CIK 54381

EXHIBIT 13, PORTIONS OF THE CORPORATION'S ANNUAL REPORT TO
SHAREHOLDERS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

In response to a recommendation made by Charles H. Kaman, the corporation's founder, chairman, chief executive officer and president, the board of directors established a committee in December, 1998, to conduct a search for a new chief executive officer. Mr. Kaman will continue as chief executive officer in the interim and will remain as Chairman of the Board of Directors once a successor is named. In announcing the decision, Mr. Kaman emphasized that the goal is for the corporation to continue to be led in the cultural tradition that has sustained it for more than 50 years. The search is in progress.

      Mr. Kaman continues to make an excellent recovery from a mild stroke suffered in August of last year. Until his return to the office, ongoing business activities will continue to be coordinated through Robert M. Garneau, the corporation's executive vice president and chief financial officer.

      Effective with calendar year 1998, the corporation has reorganized its business segment reporting in accordance with the criteria of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." The corporation now reports information in the following segments: Aerospace, Industrial Distribution and Music Distribution. Prior periods have been restated to reflect these segments and an additional segment identified as Scientific Services, representing operations at Kaman Sciences Corporation, a subsidiary that was sold on December 30, 1997.

      Consolidated revenues were $1.0 billion for 1998 and 1997, compared to $953.7 million for 1996. Results for 1998 reflect increased revenue in the Aerospace segment that, to a large extent, offset the loss of revenue that had been contributed by the Scientific Services segment. The 1997 increase of almost 10% was due to results in the Aerospace, Scientific Services and Industrial Distribution segments.

      Aerospace segment net sales increased almost 33% in 1998, 28% in 1997, and 8% in 1996. The Aerospace segment's principal programs include the SH-2G multi-mission naval helicopter, the K-MAX (Registered Trademark) helicopter, subcontract work involving airframe structures, and the manufacture of niche market products such as self-lubricating bearings and driveline couplings for aircraft applications.

      The SH-2G helicopter program generally involves retrofit of the corporation's SH-2F helicopters, previously manufactured for the U.S. Navy (and currently in desert storage), to the SH-2G configuration. The corporation is currently performing this work

KAMAN CORPORATION AND SUBSIDIARIES                        Page 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

under three contracts with foreign governments. Specifically, the corporation has completed delivery of ten (10) SH-2G helicopters to the Republic of Egypt under that country's foreign military sale agreement with the U.S. Navy. This work has a value of about $150 million, virtually all of which has been recorded as sales. The corporation is currently conducting pilot training and providing support for program start-up issues.

      The corporation also has commercial sale contracts with the Commonwealth of Australia and the Government of New Zealand for the supply of retrofit SH-2G aircraft. The work for Australia involves eleven (11) helicopters (incorporating a new cockpit and new weapons and sensors) with support, including a support services facility, for the Royal Australian Navy. This contract has an anticipated value of nearly $600 million, of which about 26% has been recorded as sales. The work for New Zealand involves four (4) aircraft, and support, for New Zealand defense forces. This contract has an anticipated value of nearly $170 million, of which about 24% has been recorded as sales. Work is proceeding on both programs, and deliveries are expected to begin in the 2000 - 2001 time frame.

      The corporation is pursuing other potential SH-2 business (including possible further orders from current customers) as various countries develop their naval helicopter requirements. This market is highly competitive and naturally influenced by global economic and political conditions. Management believes that conditions currently prevailing in some areas have slowed the prospects for potential sales, a prime example being economic difficulties in Asia.

      The SH-2 is an aircraft that was originally manufactured for the United States Navy. This is no longer the case, however, the U.S. Naval Reserves has twelve (12) SH-2G aircraft active in its fleet. Management anticipates that at some point, the aircraft will be retired from this type of service as well. In the meantime, the corporation expects to continue providing logistics and spare parts support for the aircraft.

      Since the K-MAX helicopter received its certification in August of 1994, the corporation has been conservative in its production of this medium to heavy lift 'aerial truck' which has a variety of potential applications, including logging, oil and gas exploration, power line construction and fire fighting. Having operated in the aviation industry for more than fifty years, management has anticipated that it would take some time to develop markets for a new aircraft and thus achieve sales and profitability. The principal application for the K-MAX to date has been in the commercial logging industry. During the past two years, this market has weakened significantly, particularly in the U.S. Pacific Northwest and Canada, due in part to the effect of economic conditions in Asia upon export sales. These circumstances appear to

KAMAN CORPORATION AND SUBSIDIARIES                        Page 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

be affecting certain current customers as well as potential sales of the K-MAX. Production of the aircraft has been adjusted accordingly. The K-MAX also has a potential non-combat role for the military in the task of vertical replenishment ("VERTREP"). As the federal government has explored the concept of outsourcing this role to commercial providers, the U.S. Navy Military Sealift Command has awarded K-MAX two separate demonstration projects using charter/lease arrangements. Although there was no activity in this arena during 1998, management believes that the federal government is continuing to consider the commercial outsourcing alternative. As reported previously, the market for this new aircraft also has been affected by the existence of military surplus aircraft that have been (and may be in the future) released to the public at lower cost than new aircraft.

      The corporation also performs subcontract work for certain airframe manufacturing programs and manufactures various niche market products, including self-lubricating bearings for use principally in aircraft; and driveline couplings for use in helicopters. These businesses have benefitted from growth in the commercial aviation industry, although management believes that this growth trend is beginning to level off. Boeing, for example, is an important and long-standing customer for our airframe subcontract work and certain niche market products; while management believes that the corporation is well positioned to maintain its level of business with this customer, pricing pressure is expected to intensify.

      As to the Scientific Services segment, the corporation sold Kaman Sciences to ITT Industries, Inc. on December 30, 1997 for $135 million in cash. There was a pre-tax gain on the sale of approximately $90 million, which is not included in the operating profits for the Scientific Services segment. In the third quarter of 1998, the corporation received an additional $5.4 million in cash, determined in accordance with the Stock Purchase Agreement for the sale. This segment's net sales increased 16% for 1997 to approximately $145 million, and 9.6% for 1996 to approximately $125 million. Management's decision to sell the operation was based upon its assessment of trends in the defense sciences industry, including increasing consolidation and a tendency for defense sciences contracts to become larger in size and longer in duration in relation to the corporation's determination to focus capital investment in its aerospace and industrial distribution businesses.

      Industrial Distribution segment net sales increased 5% in 1998, 7% in 1997, and 4% in 1996. Increased net sales for this segment are due in part to its expansion of branch locations in the past few years and to its ongoing efforts to differentiate the business by offering a product mix which incorporates more value-added high technology and providing certain technical


KAMAN CORPORATION AND SUBSIDIARIES                        Page 3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

services to support customer needs. However, the Industrial Distribution segment serves nearly every sector of U.S. industry and so tends to be influenced by industrial production levels. Export demand in certain industries has been adversely affected by economic difficulties in Asia, including the lumber, chemicals, paper products and semiconductor industries, which has resulted in increased competition and price pressure on the Industrial Distribution segment's operations. Moreover, while industrial distribution has traditionally been a very competitive business, increasing consolidation in the industry appears to be resulting in even more intense competition. In this environment, the company is working to focus sales efforts in the markets that offer the best opportunities and to carry out initiatives to enhance operating efficiencies, including consolidation and centralization of various support functions.

      Music Distribution segment net sales decreased by 10% in 1998 and by 13% in 1997, while increasing by 4% in 1996. The decrease in segment net sales for 1998 is largely due to loss of sales associated with the European amplifier manufacturing business that was sold during 1997 and to continuing weakness in international markets brought on by the economic difficulties in Asia.
Management continues implementation of initiatives to improve operating efficiency while reorienting its product offerings to adapt to shifts in musical tastes and buying habits as well as changes in the nature of its customer base.

      Total operating profits for the segments in 1998 increased by almost 6% compared to 1997 (including the Scientific Services segment in 1997). Operating profits for the Aerospace segment increased 38% for 1998 compared to the prior year, primarily due to the SH-2G program and demand for its specialty bearings, offset to some degree by costs associated with the K-MAX program and difficulties experienced by the electromagnetics business in developing new markets for niche market products and transitioning from defense to commercial business. Operating profits for the Industrial Distribution segment decreased 7% for 1998 compared to 1997, due primarily to the effects of the economic difficulties in Asia upon certain of the company's customers. Operating profits for the Music Distribution segment were up substantially in 1998 compared to the prior year, due primarily to the loss resulting from charges taken in this segment during 1997.

      Net earnings for 1998 were $30.0 million, compared to $70.5 million in 1997. Results for 1997 include a post-tax gain of approximately $53.5 million on the sale of the Scientific Services segment and a post-tax loss of $6.1 million on the sale of the Music Distribution segment's European amplifier manufacturing business. Net earnings per common share basic in 1998 were $1.28 ($1.23 per common share diluted) compared to $3.53 per common share basic ($2.86 per common share diluted) in 1997. The sale of the

KAMAN CORPORATION AND SUBSIDIARIES                        Page 4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Scientific Services segment resulted in a post-tax gain of approximately $2.80 per common share basic in 1997 while the sale of the amplifier business in the Music Distribution segment resulted in a post-tax loss of 32 cents per common share basic in 1997.

      Total operating profits for the segments for 1997 increased by 2% compared to 1996. Operating profits for the Aerospace segment increased 19% for 1997 compared to the prior year, primarily due to the SH-2G program and demand for specialty bearings, offset to some extent by the aforementioned difficulties in the electromagnetics business. Operating profits for the Scientific Services segment in 1997 were level with 1996. Operating profits for the Industrial Distribution segment increased 8% in 1997 compared to 1996, due primarily to growth in new branch locations. Operating profits for the Music Distribution segment were down substantially in 1997, principally due to the charge taken and loss of amplifier sales in the segment.

      Net earnings for 1997 were $70.5 million compared to $23.6 million in 1996. Excluding all special items for each year, earnings available to common shareholders increased more than 11% to $19.5 million in 1997 from $17.5 million in 1996. Net earnings for 1997 include a post-tax gain of approximately $53.5 million, or $2.80 per common share basic, on the sale of the Scientific Services segment and a post-tax loss of $6.1 million, or 32 cents per common share basic, on the sale of the European amplifier manufacturing business. Net earnings for 1996 include a post-tax gain of $2.3 million, or 12 cents per common share basic, on the sale of real estate within the Scientific Services segment. Earnings available to common shareholders for 1997, including special items, were $66.8 million, or $3.53 per common share basic, $2.86 per common share diluted, compared to $19.9 million, or $1.07 per common share basic, $1.00 per common share diluted in 1996.

      Interest expense decreased almost 68% for the year ended December 31, 1998 compared to the prior year, primarily due to the application of a substantial portion of advance payments received from the governments of Australia and New Zealand and a portion of the proceeds from the sale of the Scientific Services segment to pay down bank debt. For the year, interest expense attributable to the corporation's debentures was more than offset by interest income earned from investment of surplus cash. Interest expense decreased 21% in 1997 compared to 1996. The reduction was primarily due to the application of a substantial portion of advance payments received from the governments of Australia and New Zealand to pay down bank debt.

      The consolidated effective income tax rate was 40.4% for 1998, 41.4% for 1997, and 42.0% for 1996.

KAMAN CORPORATION AND SUBSIDIARIES                        Page 5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Effective January 1, 1998, the corporation adopted: (1) Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." The Statement requires the corporation to report "comprehensive income" as defined therein. Please refer to the Notes to Consolidated Financial Statements for more information;
(2) Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information." The Statement changes the criteria used to determine the segments for which the corporation must report information. This item is discussed herein; please also see the Notes to Consolidated Financial Statements for more information; and (3) Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The Statement requires additional disclosures on changes in the benefit obligations and fair values of plan assets during the year. Please refer to the Notes to Consolidated Financial Statements for more information.

      As to Year 2000 (Y2K) compliance, management began discussions on this subject with its board of directors and the board's audit committee in early 1997. During the fourth quarter of that year, KPMG LLP was retained as a consultant to assist in formalizing the Y2K compliance program and to provide periodic assessment of the corporation's progress. During the first quarter of 1998, each operating subsidiary designated a program manager responsible for coordinating its activities and developed a plan providing for inventory assessment of all Y2K related matters (including hardware, software, networks, facilities systems and embedded systems in product deliverables) as well as the status of suppliers and service providers; conversion, upgrade or replacement of applications, as needed; and compliance testing and problem solving, all to be accomplished within timetables established under the plan. Planning and assessment phases have been completed with all matters that are not satisfactory "as is" to be remediated either with a vendor upgrade or replacement. Activities in the fourth quarter of 1998 focused principally on testing to confirm compliance. To date, compliance timetables are being met, such that the corporation is on schedule to achieve overall Y2K compliance, including testing, by June 30, 1999. Contingency plans will be established in the event they become appropriate at that time. In addition, the corporation and each operating subsidiary are currently working with suppliers, customers and service providers to gauge their Y2K readiness and monitor their progress toward compliance. An oversight committee reporting to the executive vice president and chief financial officer, has been established at corporate headquarters to monitor the progress of each subsidiary's compliance work. Senior management provides progress reports to the corporation's board of directors and audit committee on a regular basis. The corporation separately identifies costs of Y2K efforts as an internal management tool and based upon information known to it at this time, management does not anticipate that the costs of addressing Y2K issues will be material to the corporation's

KAMAN CORPORATION AND SUBSIDIARIES                        Page 6

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

financial position, results of operations, or cash flows in future periods. Naturally, there can be no assurance that third parties' systems, upon which the corporation and its subsidiaries may rely, will become Y2K compliant in a timely manner. The corporation cannot foresee the eventual outcome associated with the arrival of the millennium and the impact that potential computer failures within the corporation or among significant customers, suppliers or service providers might have on the corporation's operations. It is conceivable that if such failures occur, there could be an adverse impact upon the corporation's operations.

LIQUIDITY AND CAPITAL RESOURCES

The corporation's cash flow from operations has generally been sufficient to finance a significant portion of its working capital and other capital requirements. In 1997, additional cash was provided by the sale of the Scientific Services segment and the advance payments made by the governments of Australia and New Zealand relative to their SH-2G orders.

      During 1998, operating activities used cash, principally due to increases in accounts receivable and inventories in the Aerospace segment, and payment of taxes due on the Kaman Sciences transaction, offset by increases in accounts payable in the Aerospace segment. During the year, cash used in investing activities was for items such as acquisition of machinery and computer equipment used in manufacturing and distribution, while cash provided by investing activities consisted principally of a post closing adjustment to the purchase price of the Scientific Services segment. Cash used by financing activities was primarily attributable to the repayment of debt, the payment of dividends to common shareholders, and repurchase of Class A common stock pursuant to a repurchase program for use in connection with administration of the corporation's stock plans.

      The corporation had approximately $59.6 million in surplus cash at December 31, 1998, with an average of $55.3 million for the year. These funds have been invested in high quality, short-term instruments.

      For 1997, operating activities generated cash, principally due to advance payments from the governments of Australia and New Zealand under their SH-2G programs (which payments are discussed further below). This result was partially offset by working capital requirements, primarily due to increases in accounts receivable for the SH-2G programs for Egypt, Australia and New Zealand. For 1996, operating activities required additional cash due principally to growth in accounts receivable and inventories. Accounts receivable increased in 1996 due to the SH-2G program for Egypt. Increases in inventory levels have been primarily attributable to the K-MAX helicopter program. Inventories at December 31, 1996 include K-MAX aircraft that were principally being used in various applications

KAMAN CORPORATION AND SUBSIDIARIES                        Page 7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

under shorter-term lease or charter/lease arrangements. Inventory growth in the Industrial Distribution segment was in line with increased business. Cash used in investing activities has traditionally been for the acquisition of machinery and computer equipment used in manufacturing and distribution. During 1997, these customary requirements were more than offset by proceeds from the sale of businesses and other assets, principally the disposition of the Scientific Services segment. For 1996, proceeds from the sale of property, plant and equipment increased, primarily due to the sale of certain real estate associated with Scientific Services segment. During 1997, cash used by financing activities was primarily attributable to payments made to reduce bank debt and the payment of dividends. Cash provided by financing activities during 1996, after payment of dividends, was used primarily to support the increase in working capital requirements previously described.

      At December 31, 1998, the corporation had approximately $30 million of its 6% convertible subordinated debentures outstanding. The debentures are convertible into shares of Class A common stock at any time on or before March 15, 2012 at a conversion price of $23.36 per share, generally at the option of the holder. Pursuant to a sinking fund requirement that began March 15, 1997, the corporation redeems approximately $1.7 million of the outstanding principal of the debentures each year.

      For borrowing purposes, the corporation maintains a revolving credit agreement involving a group of domestic and foreign banks. This facility provides a maximum unsecured line of credit of $250 million. The agreement has a term of five years ending in January 2001, and contains various covenants, including debt to capitalization, consolidated net worth requirements, and limitations on other loan indebtedness that the corporation may incur. The agreement was amended and restated during 1997 to specifically address the issuance of certain letters of credit, which are considered borrowings under the agreement.

      During 1997, the governments of Australia and New Zealand made advance payments of $104.3 million in connection with their SH-2G contracts, which were fully secured by the corporation through the issuance of irrevocable letters of credit. As of December 31, 1998, the face amount of these letters of credit has been reduced to about $54 million, in accordance with the terms of the relevant contracts. Further reductions are anticipated as certain contract milestones are achieved.



KAMAN CORPORATION AND SUBSIDIARIES                        Page 8

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Under the revolving credit agreement, the corporation has the ability to borrow funds on both a short-term and long-term basis. As of December 31, 1998, the corporation had virtually no outstanding borrowings. Average borrowings were $3.3 million compared to $84.8 million for 1997 and $125 million for 1996. Substantially all of the advance payments described above and certain of the proceeds from the sale of the Scientific Services segment were used to pay down bank debt in 1997.

      As of December 23, 1997, 95,106 shares of the corporation's Series 2 preferred stock were converted to Class A common stock pursuant to a call for partial redemption issued on November 20, 1997. During the first quarter of 1998, pursuant to another redemption call, the corporation completed the process of converting virtually all of its Series 2 preferred stock to Class A common stock with an immaterial number of Series 2 preferred shares being redeemed by the corporation and settled in cash.

     Management believes that the corporation's cash flow from operations and available unused bank lines of credit under its revolving credit agreement will be sufficient to finance its working capital and other capital requirements for the foreseeable future.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking information relating to the corporation's business and prospects, including the SH-2G and K-MAX helicopter programs, specialty self-lubricating bearings and couplings, the industrial and music distribution businesses, and other matters that involve a number of uncertainties that may cause actual results to differ materially from expectations. Those uncertainties include, but are not limited to: 1) the successful conclusion of contract negotiations with government authorities, including foreign governments; 2) political developments in countries where the corporation intends to do business; 3) standard government contract provisions permitting renegotiation of terms and termination for the convenience of the government; 4) economic and competitive conditions in markets served by the corporation, including industry consolidation in the United States and global economic conditions (most notably, in Asia); 5) the degree of acceptance of new products in the marketplace; 6) U.S. industrial production levels; 7) achievement of Year 2000 compliance by the corporation, its customers, suppliers and service providers, including various federal, state and foreign governments and agencies thereof; 8) currency exchange rates, taxes, laws and regulations, inflation rates, general business conditions and other factors. Any forward-looking information should be considered with these factors in mind.

KAMAN CORPORATION AND SUBSIDIARIES                        Page 9

SELECTED QUARTERLY FINANCIAL DATA

(In thousands except per share amounts)
           First       Second      Third       Fourth      Total
           Quarter     Quarter     Quarter     Quarter     Year
---------------------------------------------------------------------
NET SALES:
    1998   $  238,780  $  247,106  $  249,184  $  269,471  $1,004,541
    1997      251,794     249,920     269,852     271,799   1,043,365


GROSS PROFIT:
    1998   $   63,073  $   65,179  $   64,310  $   70,260  $  262,822
    1997       62,726      61,475      63,574      67,619     255,394


NET EARNINGS (LOSS):
    1998   $    6,976  $    7,617  $    7,600  $    7,815  $   30,008
    1997       (4,407)      6,710       7,097      61,104      70,504


PER COMMON SHARE - BASIC:
    1998   $      .31  $      .32  $      .32  $      .33  $     1.28
    1997         (.28)        .31         .33        3.15        3.53


PER COMMON SHARE - DILUTED:
    1998   $      .29  $      .31  $      .31  $      .32  $     1.23
    1997         (.28)        .28         .29        2.43        2.86
---------------------------------------------------------------------


Due to the loss in the first quarter of 1997, the quarterly per common share amounts for 1997 do not equal the "Total Year" figure.














KAMAN CORPORATION AND SUBSIDIARIES                        Page 10

CONSOLIDATED BALANCE SHEETS
(In thousands except share and per share amounts)


December 31                              1998          1997
-----------------------------------------------------------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents              $  65,130     $ 109,974
  Accounts receivable                      213,128       191,154
  Inventories                              207,897       199,485
  Deferred income taxes                     20,900        21,475
  Other current assets                       9,449        13,216
-----------------------------------------------------------------
      Total current assets                 516,504       535,304
-----------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, NET          65,773        57,625
OTHER ASSETS                                 4,953         5,232
-----------------------------------------------------------------
                                         $ 587,230     $ 598,161
=================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

  Notes payable                          $   3,141     $   5,547
  Current portion of long-term debt          1,660         1,660
  Accounts payable - trade                  51,571        45,264
  Accrued salaries and wages                 9,696        10,254
  Accrued vacations                          6,464         5,575
  Advances on contracts                    101,376       104,723
  Other accruals and payables               49,138        49,774
  Income taxes payable                       5,929        36,728
-----------------------------------------------------------------
      Total current liabilities            228,975       259,525
-----------------------------------------------------------------
DEFERRED CREDITS                            20,555        18,759
LONG-TERM DEBT, EXCLUDING CURRENT PORTION   28,206        29,867










KAMAN CORPORATION AND SUBSIDIARIES                        Page 11

CONSOLIDATED BALANCE SHEETS
(In thousands except share and per share amounts)

December 31                                      1998       1997
---------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
  Capital stock, $1 par value per share:
    Preferred stock, authorized 700,000 shares:
      Series 2 preferred stock, 6 1/2%
        cumulative convertible (stated at
        liquidation preference of $200 per share)
        authorized 500,000 shares,
        issued 188,456 shares in 1997                 --     37,691
    Common stock:
      Class A, authorized 48,500,000 shares,
        nonvoting; $.10 per common share
        dividend preference; issued
        23,066,260 shares in 1998 and
        19,936,385 shares in 1997                 23,066     19,936
      Class B, authorized 1,500,000 shares,
        voting; issued 667,814 shares
        in 1998 and 1997                             668        668
  Additional paid-in capital                      78,899     42,876
  Retained earnings                              209,920    190,336
  Unamortized restricted stock awards             (1,500)    (1,147)
  Accumulated other comprehensive income (loss)     (774)      (320)
--------------------------------------------------------------------
                                                 310,279    290,040

  Less 51,171 shares and 2,929 shares of
    Class A common stock in 1998 and 1997,
    respectively, held in treasury, at cost         (785)       (30)
--------------------------------------------------------------------
      Total shareholders' equity                 309,494    290,010
--------------------------------------------------------------------
                                               $ 587,230  $ 598,161
====================================================================


See accompanying notes to consolidated financial statements.









KAMAN CORPORATION AND SUBSIDIARIES                        Page 12

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except per share amounts)

Year ended December 31                   1998        1997        1996
----------------------------------------------------------------------------
REVENUES:
  Net sales                              $1,004,541  $1,043,365  $  948,106
  Other                                       1,465       1,450       5,548
----------------------------------------------------------------------------
                                          1,006,006   1,044,815     953,654
----------------------------------------------------------------------------
COSTS AND EXPENSES:
  Cost of sales                             741,719     787,971     708,505
  Selling, general & administrative expense 212,724     208,763     193,747
  Net gain on sale of businesses                 --     (80,351)         --
  Interest expense (income), net               (353)      7,894      10,023
  Other expense                               1,558         234         702
-----------------------------------------------------------------------------
                                            955,648     924,511     912,977
-----------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                 50,358     120,304      40,677
INCOME TAXES                                 20,350      49,800      17,100
-----------------------------------------------------------------------------
NET EARNINGS                             $   30,008  $   70,504  $   23,577
=============================================================================
PREFERRED STOCK DIVIDEND REQUIREMENT     $       --  $   (3,716) $   (3,716)
=============================================================================
EARNINGS APPLICABLE TO COMMON STOCK      $   30,008  $   66,788  $   19,861
=============================================================================
PER SHARE:
  Net earnings per common share:
    Basic                                $      1.28 $      3.53 $     1.07
    Diluted                                     1.23        2.86       1.00
  Dividends declared:
    Series 2 preferred stock                      --       13.00      13.00
    Common stock                                 .44         .44        .44
=============================================================================

See accompanying notes to consolidated financial statements.









KAMAN CORPORATION AND SUBSIDIARIES                        Page 13

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands except share amounts)

Year ended December 31                 1998        1997        1996
-------------------------------------------------------------------------
SERIES 2 PREFERRED STOCK:
  Balance - beginning of year          $  37,691   $  57,167   $  57,167
  Shares converted                       (37,691)    (19,451)        --
  Shares redeemed                             --         (25)        --
-------------------------------------------------------------------------
  Balance - end of year                       --      37,691      57,167
-------------------------------------------------------------------------
CLASS A COMMON STOCK:

  Balance - beginning of year             19,936      18,075      17,788
  Shares issued upon conversion            3,000       1,548          --
  Shares issued - other                      130         313         287
-------------------------------------------------------------------------
  Balance - end of year                   23,066      19,936      18,075
-------------------------------------------------------------------------
CLASS B COMMON STOCK                         668         668         668
-------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL:
  Balance - beginning of year             42,876      21,696      19,319
  Conversion of Series 2 preferred stock  34,691      17,903          --
  Employee stock plans                       318       2,506       1,871
  Restricted stock awards                  1,014         771         506
-------------------------------------------------------------------------
  Balance - end of year                   78,899      42,876      21,696
-------------------------------------------------------------------------
RETAINED EARNINGS:
  Balance - beginning of year            190,336     132,058     120,399
  Net earnings                            30,008      70,504      23,577
  Dividends declared:
   Preferred stock                           --       (3,716)     (3,716)
   Common stock                          (10,424)     (8,510)     (8,202)
-------------------------------------------------------------------------
  Balance - end of year                  209,920     190,336     132,058
-------------------------------------------------------------------------
UNAMORTIZED RESTRICTED STOCK AWARDS:
  Balance - beginning of year             (1,147)       (818)       (609)
  Stock awards issued                       (949)       (804)       (517)
  Amortization of stock awards               596         475         308
-------------------------------------------------------------------------
  Balance - end of year                   (1,500)     (1,147)       (818)
-------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
  Balance - beginning of year               (320)       (612)       (280)
  Foreign currency translation adjustment*  (220)       (157)       (332)
  Reclassification adjustment               (234)        449          --
-------------------------------------------------------------------------
  Balance - end of year                     (774)       (320)       (612)
-------------------------------------------------------------------------

KAMAN CORPORATION AND SUBSIDIARIES                        Page 14

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands except share amounts)


Year ended December 31                 1998        1997        1996
-------------------------------------------------------------------------
 TREASURY STOCK:
  Balance - beginning of year                (30)        (104)      (169)
  Shares acquired in 1998
   - 131,462; 1997 - 259; 1996 - 501      (2,212)          (5)        (5)
  Shares reissued under
    various stock plans                    1,457           79         70
-------------------------------------------------------------------------
  Balance - end of year                     (785)         (30)      (104)
-------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY              $309,494     $290,010   $228,130
=========================================================================

[FN]
*Pursuant to the adoption of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," the above foreign currency translation adjustment would be deducted from net earnings for each of the years to arrive at comprehensive income of $29,788, $70,347, and $23,245 for 1998, 1997, and 1996,
respectively.

See accompanying notes to consolidated financial statements.























KAMAN CORPORATION AND SUBSIDIARIES                        Page 15

CONSOLIDATED STATEMENTS OF CASH FLOWS(In thousands except share amounts)

Year ended December 31                          1998     1997     1996
--------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                  $ 30,008 $ 70,504 $ 23,577
  Adjustments to reconcile net earnings to cash
    provided by (used in)operating activities:
    Depreciation and amortization                 11,068   12,223   12,358
    Net gain on sale of businesses                    --  (80,351)      --
    Net gain on sale of assets                       (36)    (859)  (4,094)
    Deferred income taxes                            200    3,718   (1,298)
    Other, net                                     2,841    1,532    1,785
    Changes in current assets and liabilities,
      net of effects of businesses sold:
      Accounts receivable                        (21,974) (30,321)  (7,638)
      Inventories                                 (8,412)   6,241  (20,734)
      Other current assets                           768   (7,218)   1,614
      Accounts payable - trade                     6,307  (13,720)    (395)
      Advances on contracts                       (3,347) 104,723       --
      Accrued expenses and payables               (3,054)  (8,555)  (9,744)
      Income taxes payable                       (30,799)  37,591       --
--------------------------------------------------------------------------
        Cash provided by(used in)
          operating activities                   (16,430)  95,508   (4,569)
--------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of
  businesses and other assets                      5,642  139,580    6,883
  Expenditures for property, plant and equipment (19,184) (13,690)  (7,966)
  Other, net                                        (478)     559     (333)
---------------------------------------------------------------------------
        Cash provided by(used in)
          investing activities                   (14,020) 126,449   (1,416)
---------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Changes in notes payable                        (2,406) (55,290)  (2,014)
  Changes in current portion of long-term debt        --     (250)   1,518
  Additions to long-term debt                         --       --   20,000
  Reduction of long-term debt                     (1,661) (52,564)  (2,446)
  Proceeds from exercise of employee stock plans   1,970    2,907    2,217
  Purchases of treasury stock                     (2,212)      (5)      (5)
  Dividends paid-Series 2 preferred stock             --   (3,716)  (3,716)
  Dividends paid - common stock                  (10,085)  (8,510)  (8,202)
--------------------------------------------------------------------------
        Cash provided by (used in)
          financing activities                   (14,394)(117,428)   7,352
--------------------------------------------------------------------------
NET INCREASE(DECREASE)IN CASH AND
CASH EQUIVALENTS                                 (44,844) 104,529    1,367
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR   109,974    5,445    4,078
--------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR        $ 65,130 $109,974 $  5,445
==========================================================================

KAMAN CORPORATION AND SUBSIDIARIES                        Page 16

CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands except share amounts)


SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
During 1998 and 1997, holders of the corporation's Series 2
preferred stock converted 188,456 and 97,254 shares into 3,000,174 and 1,548,242 shares of Class A common stock, respectively.

See accompanying notes to consolidated financial statements.










































KAMAN CORPORATION AND SUBSIDIARIES                        Page 17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 1998, 1997 and 1996 (In thousands except share and per share amounts)

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

Cash and Cash Equivalents - Surplus funds are invested in cash equivalents which consist of highly liquid investments with original maturities of three months or less.

Long-Term Contracts - Revenue Recognition - Sales and estimated profits under long-term contracts are principally recognized on the percentage-of-completion method of accounting. This method uses the ratio that costs incurred bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information for each contract. Sales and estimated profits on other contracts are recorded as products are shipped or services are performed. Reviews of contracts are made periodically throughout their lives and revisions in profit estimates are recorded in the accounting period in which the revisions are made. Any anticipated contract losses are charged to operations when first indicated.

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

KAMAN CORPORATION AND SUBSIDIARIES                        Page 18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 1998, 1997 and 1996 (In thousands except share and per share amounts)

  Maintenance and repair items are charged against income as incurred, whereas renewals and betterments are capitalized and depreciated.

Research and Development - Research and development costs not specifically covered by contracts are charged against income as incurred. Such costs amounted to $8,534 in 1998, $6,889 in 1997 and $8,036 in 1996.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled.

Comprehensive Income - In 1998, the corporation adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income." This statement establishes rules for the reporting of comprehensive income and its components. The corporation's comprehensive income consists of net earnings and foreign currency translation adjustments and is presented in the Consolidated Statements of Changes in Shareholders' Equity. The adoption of SFAS 130 had no impact on net earnings or on total shareholders' equity. Prior year financial statements have been reclassified to conform to the SFAS 130 requirements.

SALE OF BUSINESSES

On December 30, 1997, the corporation sold Kaman Sciences Corporation (a wholly owned subsidiary) for $135,000 in cash. The sale resulted in a pre-tax gain of $90,751. Certain proceeds from the sale were used to reduce borrowings under the revolving credit agreement with the balance invested in cash equivalents. In the third quarter of 1998, the corporation received an additional $5,400 in cash determined in accordance with the Stock Purchase Agreement for the sale. Kaman Sciences Corporation, an information technology and services operation, contributed $145,000 to 1997 sales.

      On June 27, 1997, the corporation sold Trace Elliot Limited (a wholly owned subsidiary) to a Trace Elliot management group. As a result of the sale, the corporation recorded a pre-tax charge of $10,400. Trace Elliot, Kaman Music's amplifier manufacturing business in Great Britain, contributed $4,200 to sales for the first six months of 1997.


KAMAN CORPORATION AND SUBSIDIARIES                        Page 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 1998, 1997 and 1996 (In thousands except share and per share amounts)

ACCOUNTS RECEIVABLE
Accounts receivable consist of the following:

December 31                                          1998        1997
-------------------------------------------------------------------------
Trade receivables, net of allowance for doubtful
  accounts of $4,047 in 1998, $3,827 in 1997         $ 79,215    $ 71,197
U.S. Government contracts:
  Billed                                               20,011      15,467
  Recoverable costs and accrued profit - not billed    30,181      60,329
Commercial and other government contracts:
  Billed                                               48,914      18,950
  Recoverable costs and accrued profit - not billed    34,807      25,211
-------------------------------------------------------------------------
   Total                                             $213,128    $191,154
=========================================================================

Recoverable costs and accrued profit - not billed represent costs incurred on contracts which will become billable upon future deliveries, achievement of specific contract milestones or completion of engineering and service type contracts. Management estimates that approximately $5,810 of such costs and accrued profits at December 31, 1998 will be collected after one year.

INVENTORIES
Inventories are comprised as follows:

December 31                                      1998        1997
---------------------------------------------------------------------
Merchandise for resale                         $108,833      $107,112
Contracts in process:
  U.S. Government                                 4,035         7,757
  Commercial                                     12,168        12,194
Other work in process (including certain
  general stock materials)                       45,001        41,088
Finished goods                                   37,860        31,334
---------------------------------------------------------------------
  Total                                        $207,897      $199,485
=====================================================================

Included above in other work in process and finished goods at December 31, 1998 and 1997 is K-MAX inventory of $73,249 and
$61,936, respectively.

      The aggregate amounts of general and administrative costs allocated to contracts in process during 1998, 1997 and 1996 were $55,178, $57,474, and $47,985, respectively.

KAMAN CORPORATION AND SUBSIDIARIES                        Page 20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 1998, 1997 and 1996 (In thousands except share and per share amounts)

      The estimated amounts of general and administrative costs remaining in contracts in process at December 31, 1998 and 1997 amount to $2,003 and $3,808, respectively, and are based on the ratio of such allocated costs to total costs incurred.

PROPERTY, PLANT AND EQUIPMENT, NET - Property, plant and equipment are recorded at cost and summarized as follows:

December 31                                         1998        1997
------------------------------------------------------------------------
Land                                                $  6,310    $  6,332
Buildings                                             34,612      32,552
Leasehold improvements                                12,725      12,827
Machinery, office furniture and equipment            114,140     101,435
------------------------------------------------------------------------
  Total                                              167,787     153,146
Less accumulated depreciation and amortization       102,014      95,521
------------------------------------------------------------------------
Property, plant and equipment, net                  $ 65,773    $ 57,625
========================================================================

CREDIT ARRANGEMENTS - SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Revolving Credit Agreement - The corporation maintains a revolving credit agreement involving several domestic and foreign lenders. The agreement, which expires in 2001, provides for an aggregate maximum commitment of $250,000 with interest payable at various market rates. The agreement was amended in 1997 to specifically address the issuance of irrevocable letters of credit which are treated in the same manner as borrowings under the agreement.

Short-Term Borrowings - Under its revolving credit agreement, the corporation has the ability to borrow funds on both a short-term and long-term basis. The corporation also has arrangements with other banks, generally to borrow funds on a short-term basis with interest at current market rates.

  Short-term borrowings outstanding are as follows:

December 31                                     1998          1997
--------------------------------------------------------------------
Revolving credit agreement                      $   --        $   --
Other credit arrangements                        3,141         5,547
--------------------------------------------------------------------
  Total                                         $3,141        $5,547
====================================================================

KAMAN CORPORATION AND SUBSIDIARIES                        Page 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 1998, 1997 and 1996 (In thousands except share and per share amounts)

Long-Term Debt - The corporation has long-term debt as follows:

December 31                                 1998        1997
---------------------------------------------------------------
Revolving credit agreement                  $    --     $    --
Convertible subordinated debentures          29,866      31,527
---------------------------------------------------------------
  Total                                      29,866      31,527
Less current portion                          1,660       1,660
---------------------------------------------------------------
  Total excluding current portion           $28,206     $29,867
===============================================================

Restrictive Covenants - The most restrictive of the covenants contained in the revolving credit agreement requires the corporation to have operating income, as defined, at least equal to 275% of interest expense; consolidated total indebtedness to total capitalization of not more than 55%; and consolidated net worth at least equal to $200,000.

Certain Letters of Credit - The face amounts of irrevocable letters of credit issued under the corporation's revolving credit agreement totaled $53,944 and $104,300 at December 31, 1998 and 1997, respectively.

Convertible Subordinated Debentures - The corporation issued its 6% convertible subordinated debentures during 1987. The debentures are convertible into shares of the Class A common stock of Kaman Corporation at any time on or before March 15, 2012 at a conversion price of $23.36 per share at the option of the holder unless previously redeemed by the corporation. Pursuant to a sinking fund requirement that began March 15, 1997, the corporation redeems $1,660 of the outstanding principal amount of the debentures annually. The debentures are subordinated to the claims of senior debt holders and general creditors. These debentures have a fair value of $29,119 at December 31, 1998 based upon current market prices.

Long-Term Debt Annual Maturities - The aggregate amounts of annual maturities of long-term debt for each of the next five years is $1,660.

Interest Payments - Cash payments for interest were $2,565, $8,695 and $9,682 for 1998, 1997 and 1996, respectively.

ADVANCES ON CONTRACTS - Advances on contracts include customer advances together with customer payments and billings associated with the achievement of certain contract milestones in excess of costs incurred for SH-2G helicopter contracts. A portion of the customer advances are secured by letters of credit. It is anticipated that the face amounts of these letters of credit will be further reduced as various contract milestones are achieved.

KAMAN CORPORATION AND SUBSIDIARIES                        Page 22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 1998, 1997 and 1996 (In thousands except share and per share amounts)

INCOME TAXES
The components of income taxes are as follows:

                        1998           1997            1996
----------------------------------------------------------------
Current:
  Federal               $ 15,650       $ 36,532        $ 13,734
  State                    4,500          9,550           4,664
----------------------------------------------------------------
                          20,150         46,082          18,398
----------------------------------------------------------------
Deferred:
  Federal                    150          2,968            (434)
  State                       50            750            (864)
----------------------------------------------------------------
                             200          3,718          (1,298)
----------------------------------------------------------------
  Total                 $ 20,350       $ 49,800        $ 17,100
================================================================

The components of the deferred tax assets and deferred tax liabilities are presented below:

December 31                                   1998         1997
--------------------------------------------------------------------
Deferred tax assets:
  Long-term contracts                         $  1,756     $  4,178
  Deferred employee benefits                    15,961       12,268
  Inventory                                      1,529        2,326
  Accrued liabilities and other items            7,879        7,803
--------------------------------------------------------------------
   Total deferred tax assets                    27,125       26,575
--------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation and amortization                 (7,730)      (6,551)
  Other items                                   (3,695)      (4,124)
--------------------------------------------------------------------
   Total deferred tax liabilities              (11,425)     (10,675)
--------------------------------------------------------------------
   Net deferred tax asset                     $ 15,700     $ 15,900
====================================================================

No valuation allowance has been recorded because the corporation believes that these deferred tax assets will, more likely than not, be realized. This determination is based largely upon the corporation's historical earnings trend as well as its ability to

KAMAN CORPORATION AND SUBSIDIARIES                        Page 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 1998, 1997 and 1996 (In thousands except share and per share amounts)

carryback reversing items within two years to offset taxes paid. In addition, the corporation has the ability to offset deferred tax assets against deferred tax liabilities created for such items as depreciation and amortization.

      The provisions for federal income taxes approximate the amounts computed by applying the U.S. federal income tax rate to earnings before income taxes after giving effect to state income taxes. Cash payments for income taxes were $51,590, $8,623 and $15,823 in 1998, 1997 and 1996, respectively.

PENSION PLAN

Effective January 1, 1998, the corporation adopted Statement of Financial Accounting Standards No. 132 (SFAS 132), "Employers' Disclosures about Pensions and Other Postretirement Benefits," which requires additional disclosures on changes in the benefit obligation and fair value of plan assets during the year.
All prior periods presented have been restated in accordance with SFAS 132.

      The corporation has a non-contributory defined benefit pension plan covering all of its full-time employees. Benefits under this plan are generally based upon an employee's years of service and compensation levels during employment with an offset provision for social security benefits. It is the corporation's policy to fund pension costs accrued. Plan assets are invested in a diversified portfolio consisting of equity and fixed income securities (including $12,248 of Class A common stock of Kaman Corporation at December 31, 1998).

      The pension plan costs were computed using the projected unit credit actuarial cost method and include the following components:

                                   1998        1997        1996
--------------------------------------------------------------------
Service cost for benefits earned
  during the year                  $  8,794    $ 10,424    $  9,888
Interest cost on projected
  benefit obligation                 19,648      20,010      18,756
Expected return on plan assets      (22,757)    (22,277)    (21,220)
Net amortization and deferral        (1,909)     (1,909)     (1,904)
--------------------------------------------------------------------
Net pension cost                   $  3,776    $  6,248    $  5,520
====================================================================

KAMAN CORPORATION AND SUBSIDIARIES                        Page 24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 1998, 1997 and 1996 (In thousands except share and per share amounts)

The change in actuarial present value of the projected benefit obligation is as follows:

December 31                                   1998        1997
--------------------------------------------------------------------
Projected benefit obligation at
  beginning of year                           $ 261,127   $ 273,196
Service cost                                      8,794      10,424
Interest cost                                    19,648      20,010
Actuarial liability loss                         22,387       1,196
Disposition of business units                        --     (30,271)
Benefit payments                                (14,440)    (13,428)
--------------------------------------------------------------------
Projected benefit obligation at
  end of year                                 $ 297,516   $ 261,127
====================================================================

The actuarial liability loss of $22,387 for 1998 consists predominantly of adjustments for changes in the discount rate and mortality rate assumptions.

The change in fair value of plan assets is as follows:

December 31                                   1998         1997
---------------------------------------------------------------------
Fair value of plan assets at
  beginning of year                           $ 322,010    $ 307,796
Actual return on plan assets                     50,991       51,708
Disposition of business units                      (337)     (29,800)
Employer contribution                             4,534        5,706
Benefit payments                                (14,440)     (13,400)
---------------------------------------------------------------------
Fair value of plan assets at end of year      $ 362,758    $ 322,010
=====================================================================

December 31                                   1998          1997
---------------------------------------------------------------------
Excess of assets over projected
  benefit obligation                          $ 65,242      $ 60,883
Unrecognized prior service cost                   (400)         (456)
Unrecognized net gain                          (60,291)      (54,780)
Unrecognized net transition asset               (5,561)       (7,415)
---------------------------------------------------------------------
Accrued pension cost                          $  1,010      $  1,768
=====================================================================

KAMAN CORPORATION AND SUBSIDIARIES                        Page 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 1998, 1997 and 1996 (In thousands except share and per share amounts)

The actuarial assumptions used in determining the funded status of the pension plan are as follows:

December 31                                  1998        1997
---------------------------------------------------------------
Discount rate                                7%          7 1/2%
Expected return on plan assets               8 5/8%      8 5/8%
Average rate of increase in
  compensation levels                        4%          4 1/2%
===============================================================

      In connection with the sale of Kaman Sciences Corporation, effective December 30, 1997, the corporation segregated approximately $29,800 of its plan assets in anticipation of a transfer of such assets to the buyer's pension plan to cover the then estimated accrued benefit obligation for the Kaman Sciences "active employee" group for which the buyer assumed responsibility. The present value of the accrued benefit obligation was determined using the December 1997 PBGC interest rates used to value annuities: 5.6% for the 25 years immediately following the valuation date and 5.0% thereafter, among other assumptions including mortality and estimated retirement ages. In the second quarter of 1998, the sum of $30,137 was transferred to the buyer's pension trust.

      The company also has a thrift and retirement plan in which all employees meeting the eligibility requirements may participate. Employer matching contributions are currently made to the plan with respect to a percentage of each participant's pre-tax contribution. Company contributions to the plan totaled $1,683, $2,612, and $2,404 in 1998, 1997, and 1996, respectively.

COMMITMENTS AND CONTINGENCIES

Rent commitments under various leases for office space, warehouse, land and buildings expire at varying dates from January 1999 to December 2004. Certain annual rentals are subject to renegotiation, with certain leases renewable for varying periods. Lease periods for machinery and equipment vary from 1 to 5 years.

      Substantially all real estate taxes, insurance and maintenance expenses are obligations of the corporation. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

KAMAN CORPORATION AND SUBSIDIARIES                        Page 26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 1998, 1997 and 1996 (In thousands except share and per share amounts)

      The following future minimum rental payments are required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1998:

1999                                               $12,069
2000                                                 5,347
2001                                                 3,784
2002                                                 2,677
2003                                                   903
Thereafter                                             117
----------------------------------------------------------
Total                                              $24,897
==========================================================

Lease expense for all operating leases, including leases with terms of less than one year, amounted to $14,683, $15,311 and $14,889 for 1998, 1997 and 1996, respectively.

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

COMPUTATION OF EARNINGS PER COMMON SHARE

The earnings per common share - basic computation is based on the earnings applicable to common stock divided by the weighted average number of shares of common stock outstanding for each year. In 1997 and 1996, the preferred stock dividend on the then outstanding Series 2 preferred stock was deducted from net earnings to arrive at earnings applicable to common stock.

      The earnings per common share - diluted computation includes the common stock equivalency of options granted to employees under the Stock Incentive Plan. The earnings per common share - diluted computation also assumes that at the beginning of the year the 6% convertible subordinated debentures are converted into Class A common stock with the resultant reduction in interest costs net of tax. During 1997 and 1996, the then outstanding Series 2 preferred stock is assumed converted into Class A common stock eliminating the preferred stock dividend requirement. Excluded from the earnings per common share - diluted calculation are options granted to employees that are anti-dilutive based on the average stock price for the year.

KAMAN CORPORATION AND SUBSIDIARIES                        Page 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 1998, 1997 and 1996 (In thousands except share and per share amounts)

                                        1998      1997      1996
------------------------------------------------------------------
Earnings per common share-basic
  Earnings applicable to common stock   $30,008   $66,788   $19,861
===================================================================
  Weighted average shares
   outstanding (000)                     23,407    18,941    18,607
===================================================================
  Earnings per common share-basic       $  1.28   $  3.53   $  1.07
===================================================================
Earnings per common share - diluted
  Earnings applicable to common stock   $30,008   $66,788   $19,861
  Plus: Dividends on
   Series 2 preferred stock                  --     3,716     3,716
   After-tax interest savings on
     convertible debentures               1,075     1,188     1,145
-------------------------------------------------------------------
  Earnings applicable to common
   stock assuming conversion            $31,083   $71,692   $24,722
===================================================================
  Weighted average shares
   outstanding (000)                     23,407    18,941    18,607
  Plus shares issuable on:
   Conversion of Series 2
     preferred stock                        282     4,523     4,552
   Conversion of 6% convertible
     debentures                           1,293     1,359     1,421
   Exercise of dilutive options             253       285       129
-------------------------------------------------------------------
  Weighted average shares outstanding
   assuming conversion (000)             25,235    25,108    24,709
===================================================================
   Earnings per common share-diluted    $  1.23   $  2.86   $  1.00
===================================================================

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


KAMAN CORPORATION AND SUBSIDIARIES                        Page 28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 1998, 1997 and 1996 (In thousands except share and per share amounts)

STOCK PLANS

Employees Stock Purchase Plan - The Kaman Corporation Employees Stock Purchase Plan allows employees to purchase Class A common stock of the corporation, through payroll deductions, at 85% of the market value of shares at the time of purchase. The plan provides for the grant of rights to employees to purchase a maximum of 1,500,000 shares of Class A common stock. There are no charges or credits to income in connection with the plan. During 1998, 115,374 shares were issued to employees at prices ranging from $12.43 to $16.47 per share. During 1997, 177,523 shares were issued to employees at prices ranging from $10.84 to $16.79 per share. During 1996, 228,148 shares were issued to employees at prices ranging from $8.82 to $11.21 per share. At December 31, 1998, there were approximately 1,384,626 shares available for offering under the plan.

Stock Incentive Plan - The corporation maintains a Stock Incentive Plan which includes a continuation and extension of a predecessor stock incentive program. The Stock Incentive Plan provides for the grant of non-statutory stock options, incentive stock options, restricted stock awards and stock appreciation rights primarily to officers and other key employees. Effective November 18, 1997, the number of shares of Class A common stock reserved for issuance under this plan was increased by 1,250,000 shares to a total of 2,210,000 shares.

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

      Restricted stock awards were made for 62,500 shares at prices ranging from $17.00 to $19.25 per share in 1998, 62,900 shares at prices ranging from $12.13 to $14.63 per share in 1997 and 54,000 shares at $10.38 per share in 1996. At December 31, 1998, there were 134,300 shares remaining subject to restrictions pursuant to these awards. Stock appreciation rights were issued for 165,000 shares at $17.00 per share in 1998 and 350,000 shares at $13.25 per share in 1997, to be settled only for cash. The corporation recorded approximately $203 and $500 in expense in 1998 and 1997, respectively, for these stock appreciation rights.

KAMAN CORPORATION AND SUBSIDIARIES                        Page 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 1998, 1997 and 1996 (In thousands except share and per share amounts)

Stock option activity is as follows:

                                                         Weighted-
                                                         average
                                                         exercise
Stock options outstanding:               Options         price
-------------------------------------------------------------------
Balance at January 1, 1996               677,047         $    8.90
  Options granted                        169,100             10.38
  Options exercised                      (55,102)             7.86
  Options cancelled                      (26,065)             9.00
-------------------------------------------------------------------
Balance at December 31, 1996             764,980              9.30
  Options granted                        193,700             13.41
  Options exercised                     (147,720)             8.28
  Options cancelled                      (19,880)             9.33
-------------------------------------------------------------------
Balance at December 31, 1997             791,080             10.50
  Options granted                        205,000             17.00
  Options exercised                      (79,845)             8.94
  Options cancelled                     (121,415)            10.56
-------------------------------------------------------------------
Balance at December 31, 1998             794,820         $   12.32
===================================================================
Weighted average contractual life
  remaining at December 31, 1998                  6.8 years
===================================================================
Range of exercise prices for options    $   7.50-        $   12.26-
  outstanding at December 31, 1998      $  12.25         $   17.06
-------------------------------------------------------------------
Options outstanding                      429,270           365,550
Options exercisable                      317,940            32,010
Weighted average contractual remaining
  life of options outstanding          5.3 years         8.7 years
Weighted average exercise price:
  Options outstanding                   $   9.70         $   15.40
  Options exercisable                   $   9.42         $   13.44
===================================================================


As of December 31, 1997 and 1996, there were 378,300 and
437,000 options exercisable, respectively.




KAMAN CORPORATION AND SUBSIDIARIES                        Page 30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 1998, 1997 and 1996 (In thousands except share and per share amounts)

      As permitted by the Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," the corporation has elected to continue following the guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation cost has been recognized for its stock plans other than for the restricted stock awards and stock appreciation rights. Under the disclosure alternative of SFAS 123, the pro forma net earnings and earnings per common share information presented below includes the compensation cost of stock options issued to employees based on the fair value at the grant date and includes compensation cost for the 15% discount offered to participants in the employees stock purchase plan.

                                  1998       1997       1996
-----------------------------------------------------------------
Net earnings:
  As reported                     $  30,008  $  70,504  $  23,577
  Pro forma                          29,534     70,075     23,212
Earnings per common share - basic:
  As reported                          1.28       3.53       1.07
  Pro forma                            1.26       3.50       1.05
Earnings per common share - diluted:
  As reported                          1.23       2.86       1.00
  Pro forma                            1.22       2.86        .99
-----------------------------------------------------------------

The fair value of each option grant is estimated on the date of grant by using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 1998, 1997, and 1996:

                             1998         1997         1996
------------------------------------------------------------
Expected dividend yield      2.6%         3.3%         4.2%
Expected volatility           31%          24%          25%
Risk-free interest rate      5.6%         6.4%         5.8%
Expected option lives     8 Years      8 years      8 years
Per share fair value of
  options granted        $   5.78     $   3.65     $   2.38
============================================================

KAMAN CORPORATION AND SUBSIDIARIES                        Page 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 1998, 1997 and 1996 (In thousands except share and per share amounts)

SEGMENT INFORMATION

Effective January 1, 1998, the corporation adopted Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information" which has changed the method of reporting information about its businesses. Based upon the criteria described in SFAS 131, the corporation now reports three business segments - Aerospace, Industrial Distribution and Music Distribution. All prior periods presented have been restated in accordance with SFAS 131.

      The Aerospace segment consists primarily of aerospace related business for government and commercial markets, including the retrofit of SH-2 helicopters from the SH-2F to the SH-2G configuration as well as support services, logistics and spare parts for that helicopter; manufacture of the K-MAX helicopter together with spare parts and technical support; subcontract work consisting of fabrication of airframe substructures; and production of self-lubricating bearings and couplings for commercial aircraft applications.

      The Industrial Distribution segment provides replacement parts, including bearings, power transmission, motion control and materials handling components to nearly every sector of industry in North America, along with industrial engineering support services. Operations are conducted from 190 locations in 36 states and British Columbia, Canada.

      The Music Distribution segment consists of distribution of music instruments and accessories in the U.S. and abroad through offices in the U.S. and Canada. Music operations also include some manufacture of guitars. On June 27, 1997, the corporation sold its amplifier manufacturing business located in Great Britain.

      The Scientific Services segment which consisted of Kaman Sciences Corporation, an information technology and services operation, was sold on December 30, 1997. The Scientific Services segment operating profit for 1996 includes a gain of approximately $4,000 on the sale of real estate.









KAMAN CORPORATION AND SUBSIDIARIES                        Page 32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 1998, 1997 and 1996 (In thousands except share and per share amounts)

Summarized financial information by business segment is as follows:

                              1998           1997         1996
-------------------------------------------------------------------
Net sales:
  Aerospace                   $   382,697    $   288,407  $ 224,984
  Scientific Services                  --        145,086    125,098
  Industrial Distribution         503,532        478,879    447,977
  Music Distribution              118,312        130,993    150,047
-------------------------------------------------------------------
                              $ 1,004,541    $ 1,043,365  $ 948,106
===================================================================
Operating profit:
  Aerospace                   $    43,304    $    31,312  $  26,256
  Scientific Services                  --         13,629     13,570
  Industrial Distribution          18,550         20,017     18,526
  Music Distribution                5,315         (1,279)     4,029
-------------------------------------------------------------------
                                   67,169         63,679     62,381
Net gain on sale of businesses         --         80,351         --
Interest, corporate and other
  expense, net                    (16,811)       (23,726)   (21,704)
--------------------------------------------------------------------
Earnings before income taxes  $    50,358    $   120,304  $  40,677
====================================================================
Identifiable assets:
  Aerospace                   $   294,566    $   265,746  $ 235,314
  Scientific Services                  --             --     52,187
  Industrial Distribution         160,873        156,816    147,071
  Music Distribution               54,577         55,207     74,414
  Corporate                        77,214        120,392     12,750
-------------------------------------------------------------------
                              $   587,230    $   598,161  $ 521,736
===================================================================
Capital expenditures:
  Aerospace                   $    11,369    $     6,444  $   2,755
  Scientific Services                  --          1,247        963
  Industrial Distribution           3,568          3,682      2,234
  Music Distribution                1,770          1,943      1,562
  Corporate                         2,477            374        452
-------------------------------------------------------------------
                              $    19,184    $    13,690  $   7,966
===================================================================
Depreciation and amortization:
  Aerospace                   $     5,586    $     5,188  $   5,549
  Scientific Services                  --          2,266      2,404
  Industrial Distribution           3,077          2,676      2,161
  Music Distribution                1,317          1,271      1,394
  Corporate                         1,088            822        850
-------------------------------------------------------------------
                              $    11,068    $    12,223  $  12,358
===================================================================
KAMAN CORPORATION AND SUBSIDIARIES                        Page 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 1998,
1997 and 1996 (In thousands except share and per share amounts)


                              1998           1997         1996
-------------------------------------------------------------------
Geographic information - sales:
  United States               $   780,961    $   926,495  $ 867,345
  Australia/New Zealand           158,068         41,809        764
  Canada                           35,438         32,873     28,948
  Europe                           11,980         21,121     22,282
  Japan                             9,527         10,944     18,555
  Other                             8,567         10,123     10,212
-------------------------------------------------------------------
                              $ 1,004,541    $ 1,043,365  $ 948,106
===================================================================

Operating profit is total revenues less cost of sales and selling, general and administrative expense other than general corporate expense.

      Identifiable assets are year-end assets at their respective net carrying value segregated as to segment and corporate use.
Corporate assets are principally cash and cash equivalents and net property, plant and equipment.

      Net sales by the Aerospace and Scientific Services segments made under contracts with U.S. Government agencies (including sales to foreign governments through foreign military sales contracts with U.S. Government agencies) account for $92,539 in 1998, $262,405 in 1997 and $253,260 in 1996.

      Sales made by the Aerospace segment under a contract with one customer were $119,222 in 1998.















KAMAN CORPORATION AND SUBSIDIARIES                        Page 34

REPORT OF INDEPENDENT AUDITORS


KPMG LLP
Certified Public Accountants
CityPlace II
Hartford, Connecticut 06103



THE BOARD OF DIRECTORS AND SHAREHOLDERS
KAMAN CORPORATION:

      We have audited the accompanying consolidated balance sheets of Kaman Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1998.
These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kaman Corporation and subsidiaries at December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                             KPMG LLP

January 27, 1999






KAMAN CORPORATION AND SUBSIDIARIES                        Page 35

FIVE-YEAR SELECTED FINANCIAL DATA

(In thousands except per share amounts, shareholders and employees)
                           1998        1997       1996     1995     1994
-----------------------------------------------------------------------------
OPERATIONS:
  Revenues                  $1,006,006 $1,044,815 $953,654 $899,476 $820,774
  Cost of sales                741,719    787,971  708,505  666,761  611,762
  Selling, general and
    administrative expense     212,724    208,763  193,747  190,604  173,853
  Restructuring, impairment
    and other costs                 --         --       --       --   44,000
  Operating income (loss)       51,563     48,081   51,402   42,111   (8,841)
  Net gain on sale of businesses    --     80,351       --       --      --
  Interest expense (income), net  (353)     7,894   10,023    8,834    4,694
  Other expense (income), net    1,558        234      702      546      646
  Earnings (loss) before
    income taxes                50,358    120,304   40,677   32,731  (14,181)
  Income taxes (benefit)        20,350     49,800   17,100   13,129   (1,000)
  Net earnings (loss)           30,008     70,504   23,577   19,602  (13,181)

FINANCIAL POSITION:
  Current assets              $516,504   $535,304 $434,131 $404,864 $339,012
  Current liabilities          228,975    259,525  195,638  206,273  192,882
  Working capital              287,529    275,779  238,493  198,591  146,130
  Property, plant and
    equipment, net              65,773     57,625   76,393   83,054   84,621
  Total assets                 587,230    598,161  521,736  500,069  442,949
  Long-term debt                28,206     29,867   83,940   66,386   37,433
  Shareholders' equity         309,494    290,010  228,130  214,283  203,754

PER SHARE AMOUNTS:
  Net earnings (loss) per
    common share - basic         $1.28     $ 3.53   $ 1.07    $ .87   $ (.93)
  Net earnings (loss)
    per common share - diluted    1.23       2.86     1.00      .85     (.93)
  Dividends declared -
    Series 2 preferred stock        --      13.00    13.00    13.00    13.00
  Dividends declared -
    common stock                   .44        .44      .44      .44      .44
  Shareholders' equity -
    common stock                 13.07      12.25     9.13     8.52     8.07

  Market price range            20 3/8     20 3/8   13 3/8   13 3/8   11 1/8

                                13         12        9 3/8   10        8 1/2

GENERAL STATISTICS:
  Shareholders                   6,921      7,291    7,632    7,646    7,198
  Employees                      4,276      4,318    5,476    5,400    5,239
=============================================================================

KAMAN CORPORATION AND SUBSIDIARIES                        Page 36
PAGE