Form 10-K, Exhibit 13
period 1999-12-31
KAMAN CORP
filed 2000-03-21
CIK 54381

EXHIBIT 13, PORTIONS OF THE CORPORATION'S ANNUAL REPORT TO
SHAREHOLDERS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

On August 2, 1999, Paul R. Kuhn joined Kaman Corporation as President, Chief Executive Officer, and a member of the Board of Directors. Prior to that, Mr. Kuhn was senior vice president of the aerospace engine business for Coltec Industries, Inc. which has merged with BF Goodrich. Mr. Charles H. Kaman, founder of Kaman Corporation, will continue in his role as Chairman of the Board.

     Consolidated revenues were $984.2 million for 1999 compared to $1 billion in 1998. Results for 1999 reflect the Aerospace segment's ongoing performance of SH-2G contracts with the governments of Australia and New Zealand, offset by lower revenues in the aerospace structures and components business and in the K-MAX(R) helicopter program. Results for 1998 reflected increased revenue in the Aerospace segment primarily due to the aforementioned SH-2G contracts.

     Aerospace segment net sales decreased 2.9% in 1999 compared to increases of almost 33% in 1998 and 28% in 1997. The Aerospace segment's principal programs include the SH-2G multi-mission naval helicopter, the K-MAX repetitive lift helicopter, subcontract work involving aerospace structures, and the manufacture of components such as self-lubricating bearings and driveline couplings for aircraft applications.

     The SH-2G helicopter program generally involves retrofit of the corporation's SH-2F helicopters, previously manufactured for the U.S. Navy (and currently in desert storage) to the SH-2G configuration. The corporation is currently performing this work under commercial contracts with the governments of Australia and New Zealand. The program for Australia involves eleven (11) helicopters (incorporating a new cockpit and new weapons and sensors) with support, including a support services facility, for the Royal Australian Navy. The total contract has an anticipated value of about $675 million (US). The helicopter production portion of the work is valued at $557 million, and 53% of that amount has now been recorded as revenue. The program for New Zealand involves five (5) aircraft, and support, for New Zealand defense forces. The contract has an anticipated value of $175.4 million (US), of which 55% has now been recorded as revenue. Work is proceeding on both programs; deliveries to New Zealand are scheduled to begin in late 2000 while deliveries to Australia are scheduled to begin in early 2001. The segment is actively monitoring the work of its major subcontractors and in certain cases (specifically, Litton Guidance and Control Systems which is responsible for a variety of integration software) has established a resident manager at the subcontractor site.

KAMAN CORPORATION AND SUBSIDIARIES                    Page 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

     The corporation continues to provide on-site support in the Republic of Egypt for ten (10) SH-2G helicopters that were delivered in 1998 under that country's foreign military sale agreement with the U.S. Navy.

     The corporation continues efforts to build and further enhance familiarization with the SH-2's capabilities among various foreign governments. This market is highly competitive and is also influenced by economic and political conditions. The corporation continues to pursue this business, including possible further orders from current customers.

     The SH-2 is an aircraft that was originally manufactured for the U.S. Navy. This is no longer done; however, the U.S. Naval Reserve maintains twelve (12) SH-2G aircraft active in its fleet. While these aircraft remain in service, the corporation will continue providing logistics and spare parts support for the aircraft. The corporation has made an agreement with the appropriate federal agencies to take a consignment of the U.S. Navy's inventory of SH-2 spare parts; the initial agreement has been extended beyond the scheduled September 1999 expiration date in the expectation that the parties will eventually reach agreement on a longer term arrangement. The overall objective is for the corporation to provide further support of U.S. Naval Reserve requirements while having the ability to utilize certain inventory for support of the corporation's other SH-2 programs.

     The corporation's K-MAX medium to heavy lift "aerial truck" helicopter program continues to experience market difficulties, due in significant part to conditions in the U.S. and Canadian commercial logging industries, the aircraft's "launch" application and principal market to date. During the past two years, substantial weakness in the logging industry has adversely affected certain current customers as well as potential customers and curtailed sales of the aircraft. The corporation's commercial sales efforts have been refocused on further development of markets for the aircraft's other applications, which include oil and gas exploration, power line and other utility construction, fire fighting, and movement of equipment. These efforts are ongoing; however, successful sales development in these markets as well as profitability for the entire program will take some time to achieve.

     The Aerospace segment also performs subcontract work for certain aerospace manufacturing programs and manufactures various components, including self-lubricating bearings for use principally in aircraft. During 1999, the segment experienced some softness in these businesses due to a slowdown of growth trends in the commercial aviation industry and the efforts of major manufacturers, particularly Boeing (which is a long-standing and important customer of the segment) to increase efficiency within their own operations by implementing new inventory and procurement practices.

KAMAN CORPORATION AND SUBSIDIARIES                    Page 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

     In this environment, the Aerospace segment is working to enhance operating efficiency and reduce costs by implementing "lean thinking" strategies throughout the organization.

     Industrial Distribution net sales decreased 1.9% for 1999, compared to increases of 5% in 1998 and 7% in 1997. During 1999, the Industrial Distribution business, which serves nearly every sector of U.S. industry, continued to experience pressure on operating margins due to the depressed market for a number of key industries, principally mining, primary metals, paper and chemicals, where low capacity utilization adversely affected demand for products distributed by the segment. Additionally, while the industrial distribution business has traditionally been very competitive, increasing consolidation in the industry has resulted in even more intense competition. To address these conditions and bolster its competitive position, the segment undertook several initiatives in December of 1999, including a reorganization of its sales, marketing and field management structure, a consolidation of certain branch locations and closure of others and an extensive program to remove obsolete or excess inventory to the ongoing organization. Management believes that these steps will provide a better opportunity to become more efficient, more responsive to customers, and better focused on the products that its customers are seeking as they look for ways to improve their own businesses.

     Music Distribution net sales were down by 1.2% for 1999, 10% for 1998 and 13% for 1997. During 1999, the domestic market remained stable; however, the segment continued to be affected by weakness in international markets.

     With regard to 1997 results, the corporation sold its Scientific Services segment (consisting of Kaman Sciences Corporation) to ITT Industries, Inc. on December 30, 1997 for $135 million in cash. There was a pre-tax gain on the sale of approximately $90 million, which is not included in the operating profits for the Scientific Services segment. In the third quarter of 1998, the corporation received an additional $5.4 million in cash, determined in accordance with the Stock Purchase Agreement for the sale. The segment's net sales for 1997 increased 16% to approximately $145 million. In addition, during 1997, the Music Distribution segment sold its amplifier manufacturing operation located in Great Britain; a pre-tax loss of $10.4 million was taken on the transaction which was not included in the operating profit figure for the Distribution segment for 1997. During that year, a charge was taken to cover costs associated with receivable and inventory carrying values and steps taken to make the music operation more efficient.

KAMAN CORPORATION AND SUBSIDIARIES                    Page 3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

     For 1999, all the segments' total operating profit was down 21.8% compared to 1998, due primarily to the pre-tax charge described below associated with the Industrial Distribution segment. Operating profit for the Aerospace segment increased 1.7% for 1999, primarily due to its SH-2G helicopter programs and the aircraft structures and components business. This performance was offset by losses in the K-MAX program which continued to require investment for technical work and market development and by continuing difficulties in the segment's electromagnetics business in developing new markets for niche market products (this operation was merged with Kaman Aerospace Corporation during 1999). Also included in operating profit for 1999 was a second quarter reversal of a reserve in the amount of $2.5 million that had been established in 1994 associated with Raymond Engineering, now part of Kaman Aerospace. Operating profit for the Industrial Distribution segment was down 84.3% for 1999, primarily due to a pre-tax charge of $12.4 million taken in December; approximately $4.1 million of the charge represented costs associated with the reorganization of operations and the closure of branches and other facilities while approximately $8.3 million represented a write-off of inventory that was determined to be excess or obsolete to the ongoing business. Approximately $1.3 million of the reorganization charge relates to severance costs for approximately 65 branch operations and regional management employees that the segment plans to separate from service in 2000; the balance relates to costs to close ten branches and three other facilities in 2000. Operating profit for the Industrial Distribution segment was also adversely affected by weakness in certain customer industries which lowered demand for the segment's offerings. Operating profit for the Music Distribution segment was up 5.9% for 1999 primarily due to the domestic market, which is the larger market for this business.

     Net earnings for 1999 were $25.1 million compared to $30.0 million in 1998. Net earnings per common share for 1999 were $1.05 on a diluted basis compared to $1.23 for 1998. Net earnings for 1999 were negatively impacted by 32 cents per share due to the charge in the Industrial Distribution segment, and positively impacted by 6 cents per share, due to the reserve reversal in the Aerospace segment, both of which are described in the previous paragraph. Excluding these adjustments, net earnings per common share increased to $1.31 on a diluted basis compared to $1.23 in 1998.

     The segments' total operating profit for 1998 increased by almost 6% compared to 1997 (including the Scientific Services segment in 1997). Operating profit for the Aerospace segment increased 38% for 1998 compared to the prior year, primarily due to the SH-2G program and demand for its specialty bearings, offset to some degree by costs associated with the K-MAX program and difficulties experienced by the electromagnetics business in

KAMAN CORPORATION AND SUBSIDIARIES                    Page 4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

developing new markets for niche market products and transitioning from defense to commercial business. Operating profit for the Industrial Distribution segment decreased 7% for 1998 compared to 1997, due primarily to the effects of the economic difficulties in Asia upon certain of the segment's customers. Operating profit for the Music Distribution segment was up substantially in 1998 compared to the prior year, due primarily to the loss resulting from charges taken in this segment during 1997.

     Net earnings for 1998 were $30.0 million compared to $70.5 million in 1997. Results for 1997 include a post-tax gain of approximately $53.5 million on the sale of the Scientific Services segment and a post-tax loss of $6.1 million on the sale of the Music Distribution segment's European amplifier manufacturing business. Net earnings per common share basic in 1998 were $1.28 ($1.23 per common share diluted) compared to $3.53 per common share basic ($2.86 per common share diluted) in 1997. The sale of the Scientific Services segment resulted in a post-tax gain of approximately $2.80 per common share basic in 1997 while the sale of the amplifier business in the Music Distribution segment resulted in a post-tax loss of 32 cents per common share basic in 1997.

     For the year ended December 31, 1999, interest income earned from investment of surplus cash more than offset interest expense. For 1998, interest expense decreased almost 68% compared to 1997, primarily due to the application of a substantial portion of advance payments received from the governments of Australia and New Zealand and a portion of the proceeds from the sale of the Scientific Services segment to pay down bank debt.

     The consolidated effective income tax rate was 38.1% for 1999, 40.4% for 1998, and 41.4% for 1997.

     The corporation did not experience any adverse impact upon its business operations with the arrival of the year 2000. However, the program managers from each of the operating subsidiaries as well as the oversight committee at corporate headquarters (both groups being part of the compliance program described in the corporation's reports during 1999) will continue to monitor this item for several months.

LIQUIDITY AND CAPITAL RESOURCES

The corporation's cash flow from operations has generally been sufficient to finance a significant portion of its working capital and other capital requirements.

KAMAN CORPORATION AND SUBSIDIARIES                    Page 5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

     For calendar year 1999, operating activities provided cash in the amount of $42.5 million. In the Aerospace segment this is primarily a result of earnings from operations together with the receipt of additional payments on accounts receivable, offset to some extent by growth in K-MAX inventories, payments on accounts payable, and ongoing reductions in the advances on the SH-2G contracts. In the Industrial Distribution segment, this result largely reflects reductions in inventories. For 1999, cash used in investing activities was primarily for the acquisition of machinery and computer equipment used in manufacturing and distribution. In addition, cash used by financing activities was primarily attributable to the payment of dividends to common shareholders and repurchase of Class A common stock pursuant to a repurchase program for use in connection with administration of the corporation's stock plans and general corporate purposes.

     The corporation had approximately $73.3 million in surplus cash at December 31, 1999 with an average balance of $77.8 million for the year. These funds have been invested in high quality, short-term instruments.

     For calendar year 1998, operating activities used cash, principally due to increases in accounts receivable and inventories in the Aerospace segment and payment of taxes due on the Kaman Sciences transaction, offset by increases in accounts payable in the Aerospace segment. During the year, cash used in investing activities was for items such as acquisition of machinery and computer equipment used in manufacturing and distribution, while cash provided by investing activities consisted principally of a post-closing adjustment to the purchase price of the Scientific Services segment. Cash used by financing activities was primarily attributable to the repayment of debt, the payment of dividends to common shareholders, and repurchase of Class A common stock pursuant to a repurchase program for use in connection with administration of the corporation's stock plans and general corporate purposes.

     At December 31, 1999, the corporation had $28.2 million of its 6% convertible subordinated debentures outstanding. The debentures are convertible into shares of Class A common stock at any time on or before March 15, 2012 at a conversion price of $23.36 per share, generally at the option of the holder. Pursuant to a sinking fund requirement that began March 15, 1997, the corporation redeems approximately $1.7 million of the outstanding principal of the debentures each year.



KAMAN CORPORATION AND SUBSIDIARIES                    Page 6

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

For borrowing purposes, the corporation maintains a revolving credit agreement involving a group of domestic and foreign banks. This facility provides a maximum unsecured line of credit of $250 million. The agreement has a term of five years ending in January 2001, and contains various covenants, including debt to capitalization, consolidated net worth requirements, and limitations on other loan indebtedness that the corporation may incur. Under the revolving credit agreement, the corporation has the ability to borrow funds on both a short-term and long-term basis. As of December 31, 1999, the corporation had no outstanding borrowings under this agreement. In due course, the corporation will plan to replace the expiring agreement with another arrangement that meets its financing requirements.

     Letters of credit are generally considered borrowings for purposes of the revolving credit agreement. The governments of Australia and New Zealand made advance payments of $104.3 million in connection with their SH-2G contracts in 1997 and those payments were fully secured by the corporation through the issuance of irrevocable letters of credit. At present, the face amount of these letters of credit has been reduced to $47.2 million in accordance with the terms of the relevant contracts. Further reductions are anticipated as certain contract milestones are achieved.

     For 1999, average bank borrowings were $3.3 million, compared to $3.3 million for 1998, and $84.8 million for 1997. Substantially all of the advance payments from the SH-2G contracts and certain of the proceeds from the sale of the Scientific Services segment were used to pay down bank debt in 1997.

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



KAMAN CORPORATION AND SUBSIDIARIES                   Page 7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This report contains forward-looking information relating to the corporation's business and prospects, including the SH-2G and K-MAX helicopter programs, specialty self-lubricating bearings and couplings, the industrial and music distribution businesses, and other matters that involve a number of uncertainties that may cause actual results to differ materially from expectations. Those uncertainties include, but are not limited to: 1) the successful conclusion of contract negotiations with government authorities, including foreign governments; 2) political developments in countries where the corporation intends to do business; 3) standard government contract provisions permitting renegotiation of terms and termination for the convenience of the government; 4) economic and competitive conditions in markets served by the corporation, including industry consolidation in the United States and global economic conditions; 5) the timing, degree and scope of market acceptance for products such as a repetitive lift helicopter; 6) U.S. industrial production levels; 7) achievement and continuation of Year 2000 compliance by the corporation, its customers, suppliers, and service providers, including various federal, state and foreign governments and agencies thereof; 8) currency exchange rates, taxes, laws and regulations, inflation rates, general business conditions and other factors. Any forward-looking information should be considered with these factors in mind.

























KAMAN CORPORATION AND SUBSIDIARIES                    Page 8

SELECTED QUARTERLY FINANCIAL DATA
KAMAN CORPORATION AND SUBSIDIARIES

(In thousands except per share amounts)

                        First     Second    Third     Fourth   Total
                        Quarter   Quarter   Quarter   Quarter  Year
----------------------------------------------------------------------------
NET SALES:
   1999                 $249,433  $246,300  $242,016  $244,711 $  982,460
   1998                  238,780   247,106   249,184   269,471  1,004,541


GROSS PROFIT:
   1999                 $ 64,719  $ 63,651  $ 62,933  $ 55,175 $  246,478
   1998                   63,073    65,179    64,310    70,260    262,822


NET EARNINGS:
   1999                 $  7,273  $  8,031  $  8,197  $  1,572 $   25,073
   1998                    6,976     7,617     7,600     7,815     30,008


PER COMMON SHARE - BASIC:
   1999                 $    .31  $    .34  $    .35   $   .07 $     1.07
   1998                      .31       .32       .32       .33       1.28


PER COMMON SHARE - DILUTED:
   1999                 $    .30  $    .33  $    .34    $  .07 $     1.05
   1998                      .29       .31       .31       .32       1.23
-----------------------------------------------------------------------------

The quarterly per common share-diluted amounts for 1999 do not equal the "Total Year" figure due to the calculation being anti-dilutive in the fourth quarter.














KAMAN CORPORATION AND SUBSIDIARIES                    Page 9

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

December 31                                     1999           1998
-----------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                    $  76,249      $  65,130
   Accounts receivable                            156,173        213,128
   Inventories                                    199,731        207,897
   Deferred income taxes                           21,100         20,900
   Other current assets                             6,858          9,449
-----------------------------------------------------------------------------
         Total current assets                     460,111        516,504
-----------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, NET                 64,332         65,773
OTHER ASSETS                                        9,760          4,953
-----------------------------------------------------------------------------
                                                $ 534,203      $ 587,230
=============================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Notes payable                                $   2,854      $   3,141
   Current portion of long-term debt                1,660          1,660
   Accounts payable - trade                        48,760         51,571
   Accrued salaries and wages                       9,778          9,696
   Accrued vacations                                6,069          6,464
   Advances on contracts                           50,243        101,376
   Other accruals and payables                     45,073         49,138
   Income taxes payable                             3,937          5,929
-----------------------------------------------------------------------------
         Total current liabilities                168,374        228,975
-----------------------------------------------------------------------------
DEFERRED CREDITS                                   22,906         20,555
LONG-TERM DEBT, EXCLUDING CURRENT PORTION          26,546         28,206
















KAMAN CORPORATION AND SUBSIDIARIES                    Page 10


CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)



December 31                                     1999           1998
-----------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
 Capital stock, $1 par value per share:
  Preferred stock, authorized 700,000 shares:
   Series 2 preferred stock, 61/2% cumulative
   convertible, authorized
    500,000 shares, none outstanding                  --             --
  Common stock:
   Class A, authorized 48,500,000 shares,
   nonvoting; $.10 per common share
    dividend preference; issued
    23,066,260 shares in 1999 and 1998             23,066         23,066
         Class B, authorized 1,500,000 shares,
          voting; issued 667,814 shares
          in 1999 and 1998                            668            668
   Additional paid-in capital                      78,422         78,899
   Retained earnings                              224,702        209,920
   Unamortized restricted stock awards             (1,944)        (1,500)
   Accumulated other comprehensive income (loss)     (625)          (774)
-----------------------------------------------------------------------------
                                                  324,289        310,279
   Less 608,858 shares and 51,171 shares of
     Class A common stock in 1999 and 1998,
     respectively, held in treasury, at cost       (7,912)          (785)
-----------------------------------------------------------------------------
         Total shareholders' equity               316,377        309,494
-----------------------------------------------------------------------------
                                                $ 534,203      $ 587,230
=============================================================================

See accompanying notes to consolidated financial statements.














KAMAN CORPORATION AND SUBSIDIARIES                    Page 11

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

Year ended December 31                     1999      1998       1997
---------------------------------------------------------------------------
REVENUES:
   Net sales                               $982,460  $1,004,541 $1,043,365
   Other                                      1,773       1,465      1,450
---------------------------------------------------------------------------
                                            984,233   1,006,006  1,044,815
---------------------------------------------------------------------------
COSTS AND EXPENSES:
  Cost of sales*                            735,982     741,719    787,971
  Selling, general & administrative expense 204,172     212,724    208,763
   Restructuring costs                        4,132          --         --
   Net gain on sale of businesses                --          --    (80,351)
   Interest expense (income), net            (1,614)       (353)     7,894
   Other expense                              1,088       1,558        234
---------------------------------------------------------------------------
                                            943,760     955,648    924,511
---------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                 40,473      50,358    120,304
INCOME TAXES                                 15,400      20,350     49,800
---------------------------------------------------------------------------
NET EARNINGS                               $ 25,073  $   30,008 $   70,504
===========================================================================
PREFERRED STOCK DIVIDEND REQUIREMENT       $     --  $       -- $   (3,716)
===========================================================================
EARNINGS APPLICABLE TO COMMON STOCK        $ 25,073  $   30,008 $   66,788
===========================================================================
PER SHARE:
   Net earnings per common share:
     Basic                                 $   1.07  $     1.28 $     3.53
      Diluted                                  1.05        1.23       2.86
   Dividends declared:
      Series 2 preferred stock                   --          --      13.00
      Common stock                              .44         .44        .44
===========================================================================

*Cost of sales for 1999 includes the write-off of inventory of $8,250 associated with the charge taken in the Industrial Distribution segment.

See accompanying notes to consolidated financial statements.







KAMAN CORPORATION AND SUBSIDIARIES                    Page 12

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(IN THOUSANDS EXCEPT SHARE AMOUNTS)

Year ended December 31                     1999      1998       1997
---------------------------------------------------------------------------
SERIES 2 PREFERRED STOCK:
   Balance - beginning of year             $     --  $   37,691 $   57,167
   Shares converted                              --     (37,691)   (19,451)
   Shares redeemed                               --          --        (25)
-----------------------------------------------------------------------------
   Balance - end of year                         --          --     37,691
-----------------------------------------------------------------------------
CLASS A COMMON STOCK:
   Balance - beginning of year               23,066      19,936     18,075
   Shares issued upon conversion                 --       3,000      1,548
   Shares issued - other                         --         130        313
-----------------------------------------------------------------------------
   Balance - end of year                     23,066      23,066     19,936
-----------------------------------------------------------------------------
CLASS B COMMON STOCK                            668         668        668
-----------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL:
   Balance - beginning of year               78,899      42,876     21,696
   Conversion of Series 2 preferred stock        --      34,691     17,903
   Employee stock plans                        (463)        318      2,506
   Restricted stock awards                      (14)      1,014        771
-----------------------------------------------------------------------------
   Balance - end of year                     78,422      78,899     42,876
-----------------------------------------------------------------------------
RETAINED EARNINGS:
   Balance - beginning of year              209,920     190,336    132,058
   Net earnings                              25,073      30,008     70,504
   Dividends declared:
      Preferred stock                            --          --     (3,716)
      Common stock                          (10,291)    (10,424)    (8,510)
-----------------------------------------------------------------------------
   Balance - end of year                    224,702     209,920    190,336
-----------------------------------------------------------------------------
UNAMORTIZED RESTRICTED STOCK AWARDS:
   Balance - beginning of year               (1,500)     (1,147)      (818)
   Stock awards issued                       (1,288)       (949)      (804)
   Amortization of stock awards                 844         596        475
-----------------------------------------------------------------------------
   Balance - end of year                     (1,944)     (1,500)    (1,147)
-----------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
   Balance - beginning of year                 (774)       (320)      (612)
   Foreign currency translation adjustment*     149        (220)      (157)
   Reclassification adjustment                   --        (234)       449
-----------------------------------------------------------------------------
   Balance - end of year                       (625)       (774)      (320)
-----------------------------------------------------------------------------
KAMAN CORPORATION AND SUBSIDIARIES                    Page 13

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(IN THOUSANDS EXCEPT SHARE AMOUNTS)

Year ended December 31                     1999         1998      1997
-----------------------------------------------------------------------------


TREASURY STOCK:
   Balance - beginning of year                 (785)         (30)     (104)
   Shares acquired in 1999
    - 802,721; 1998 - 131,462; 1997 - 259   (10,596)      (2,212)       (5)
   Shares reissued under various stock plans  3,469        1,457        79
-----------------------------------------------------------------------------
   Balance - end of year                     (7,912)        (785)      (30)
-----------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                $ 316,377    $ 309,494 $ 290,010
=============================================================================

*Comprehensive income is $25,222, $29,788 and $70,347 for 1999,
1998, and 1997, respectively.

See accompanying notes to consolidated financial statements.



























KAMAN CORPORATION AND SUBSIDIARIES                    Page 14

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS EXCEPT SHARE AMOUNTS)

Year ended December 31                          1999     1998     1997
--------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net earnings                                 $ 25,073 $ 30,008 $ 70,504
   Adjustments to reconcile net earnings to cash
      provided by(used in)operating activities:
      Depreciation and amortization               11,998   11,068   12,223
      Net gain on sale of businesses                  --       --  (80,351)
      Restructuring costs                          4,132       --       --
      Deferred income taxes                         (800)     200    3,718
      Other, net                                   3,690    2,805      673
      Changes in current assets and liabilities,
        net of effects of businesses sold:
         Accounts receivable                      52,077  (21,974) (30,321)
         Inventories*                              8,166   (8,412)   6,241
         Other current assets                      2,591      768   (7,218)
         Accounts payable - trade                 (2,811)   6,307  (13,720)
         Advances on contracts                   (51,133)  (3,347) 104,723
         Accrued expenses and payables            (8,449)  (3,054)  (8,555)
         Income taxes payable                     (1,992) (30,799)  37,591
--------------------------------------------------------------------------
            Cash provided by (used in)
              operating activities                42,542  (16,430)  95,508
--------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sale of businesses
   and other assets                                  538    5,642  139,580
   Expenditures for property, plant & equipment  (10,964) (19,184) (13,690)
   Other, net                                        194     (478)     559
--------------------------------------------------------------------------
            Cash provided by (used in)
              investing activities               (10,232) (14,020) 126,449
--------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Changes in notes payable                         (287)  (2,406) (55,290)
   Changes in current portion of long-term debt       --       --     (250)
   Reduction of long-term debt                    (1,660)  (1,661) (52,564)
   Proceeds from exercise of employee stock plans  1,704    1,970    2,907
   Purchases of treasury stock                   (10,596)  (2,212)      (5)
   Dividends paid - Series 2 preferred stock          --       --   (3,716)
   Dividends paid - common stock                 (10,352) (10,085)  (8,510)
--------------------------------------------------------------------------
            Cash provided by (used in)
              financing activities               (21,191) (14,394)(117,428)
--------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS                              11,119  (44,844) 104,529
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR    65,130  109,974    5,445
--------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR       $  76,249 $ 65,130 $109,974
==========================================================================

KAMAN CORPORATION AND SUBSIDIARIES                    Page 15

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
During 1998 and 1997, holders of the corporation's Series 2
preferred stock converted 188,456 and 97,254 shares into 3,000,174 and 1,548,242 shares of Class A common stock, respectively.

*The change in inventories for 1999 includes the write-off of inventory of $8,250 associated with the charge taken in the Industrial Distribution segment.

See accompanying notes to consolidated financial statements.









































KAMAN CORPORATION AND SUBSIDIARIES                    Page 16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1999, 1998 AND 1997
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

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

KAMAN CORPORATION AND SUBSIDIARIES                    Page 17

Maintenance and repair items are charged against income as incurred, whereas renewals and betterments are capitalized and depreciated.

Research and Development - Research and development costs not specifically covered by contracts are charged against income as incurred. Such costs amounted to $4,877 in 1999, $8,534 in 1998 and $6,889 in 1997.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled.

RESTRUCTURING COSTS

The corporation's Industrial Distribution segment has undertaken initiatives to streamline its operational structure and increase efficiency. As a result, the segment took a pre-tax charge of $12,382 ($7,670 after taxes or $.32 per share diluted) in the fourth quarter of 1999. The costs associated with the reorganization of operations, consolidation of branches and the closure of other facilities totaled $4,132. The write-off of inventory that was considered obsolete or excess to the ongoing organization totaled $8,250 and is included in cost of sales.

     Of the total restructuring charge, approximately $1,300 relates to severance costs for approximately 65 branch operations and regional management employees that the segment expects to separate from service in 2000. The remaining balance of the restructuring charge relates to costs to close down 10 branches and three other facilities in 2000. As of December 31, 1999, no significant restructuring costs were paid.

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

KAMAN CORPORATION AND SUBSIDIARIES                    Page 18

ACCOUNTS RECEIVABLE
Accounts receivable consist of the following:

December 31                                  1999        1998
------------------------------------------------------------------
Trade receivables, net of allowance
   for doubtful accounts of $4,519
   in 1999, $4,047 in 1998                   $ 75,377    $ 79,215
U.S. Government contracts:
   Billed                                       9,938      20,011
   Recoverable costs and accrued
     profit - not billed                       24,611      30,181
Commercial and other government contracts:
   Billed                                      20,419      48,914
   Recoverable costs and accrued
     profit - not billed                       25,828      34,807
-------------------------------------------------------------------
     Total                                   $156,173    $213,128
===================================================================

Recoverable costs and accrued profit-not billed represent costs incurred on contracts which will become billable upon future deliveries, achievement of specific contract milestones or completion of engineering and service type contracts. Management estimates that approximately $6,650 of such costs and accrued profits at December 31, 1999 will be collected after one year.

INVENTORIES
Inventories are comprised as follows:

December 31                                  1999        1998
-------------------------------------------------------------------
Merchandise for resale                        $ 89,184    $108,833
Contracts in process:
   U.S. Government                               4,951       4,035
   Commercial                                    7,844      12,168
Other work in process (including certain
   general stock materials)                     39,192      45,001
Finished goods                                  58,560      37,860
-------------------------------------------------------------------
   Total                                      $199,731    $207,897
===================================================================

Included above in other work in process and finished goods at December 31, 1999 and 1998 is K-MAX inventory of $87,384 and
$73,249, respectively.

KAMAN CORPORATION AND SUBSIDIARIES                   Page 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 AND 1997
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

     The aggregate amounts of general and administrative costs allocated to contracts in process during 1999, 1998 and 1997 were $49,752, $55,178 and $57,474, respectively.

     The estimated amounts of general and administrative costs remaining in contracts in process at December 31, 1999 and 1998 amount to $1,138 and $2,003, respectively, and are based on the ratio of such allocated costs to total costs incurred.

PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment are recorded at cost and summarized as follows:

December 31                                 1999            1998
------------------------------------------------------------------
Land                                      $  6,212        $  6,310
Buildings                                   34,640          34,612
Leasehold improvements                      13,605          12,725
Machinery, office furniture
   and equipment                           112,297         114,140
------------------------------------------------------------------
   Total                                   166,754         167,787
Less accumulated depreciation
   and amortization                        102,422         102,014
------------------------------------------------------------------
Property, plant and equipment, net        $ 64,332        $ 65,773
==================================================================

CREDIT ARRANGEMENTS -
SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Revolving Credit Agreement - The corporation maintains a revolving credit agreement involving several domestic and foreign lenders. The agreement, which expires in January 2001, provides for an aggregate maximum commitment of $250,000 with interest payable at various market rates. The agreement was amended in 1997 to specifically address the issuance of irrevocable letters of credit which are treated in the same manner as borrowings under the agreement. In due course, the corporation will plan to replace the expiring agreement with another arrangement that meets its financing requirements.

Short-Term Borrowings - Under its revolving credit agreement, the corporation has the ability to borrow funds on both a short-term and long-term basis. The corporation also has arrangements with other banks, generally to borrow funds on a short-term basis with interest at current market rates.

KAMAN CORPORATION AND SUBSIDIARIES                    Page 20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 AND 1997
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

     Short-term borrowings outstanding are as follows:

December 31                         1999          1998
------------------------------------------------------
Revolving credit agreement        $  --         $  --
Other credit arrangements          2,854         3,141
------------------------------------------------------
   Total                          $2,854        $3,141
======================================================

Long-Term Debt - The corporation has long-term debt as follows:

December 31                                1999           1998
-----------------------------------------------------------------
Revolving credit agreement                 $  --          $  --
Convertible subordinated debentures         28,206         29,866
-----------------------------------------------------------------
   Total                                    28,206         29,866
Less current portion                         1,660          1,660
-----------------------------------------------------------------
   Total excluding current portion         $26,546        $28,206
=================================================================

Restrictive Covenants - The most restrictive of the covenants contained in the revolving credit agreement requires the corporation to have operating income, as defined, at least equal to 275% of interest expense; consolidated total indebtedness to total capitalization of not more than 55%; and consolidated net worth at least equal to $200,000.

Certain Letters of Credit - The face amounts of irrevocable letters of credit issued under the corporation's revolving credit agreement totaled $47,208 and $53,944 at December 31, 1999 and 1998, respectively.

Convertible Subordinated Debentures - The corporation issued its 6% convertible subordinated debentures during 1987. The debentures are convertible into shares of the Class A common stock of Kaman
Corporation at any time on or before March 15, 2012 at a conversion

KAMAN CORPORATION AND SUBSIDIARIES                    Page 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 AND 1997
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

price of $23.36 per share at the option of the holder unless previously redeemed by the corporation. Pursuant to a sinking fund requirement that began March 15, 1997, the corporation redeems $1,660 of the outstanding principal amount of the debentures annually. The debentures are subordinated to the claims of senior debt holders and general creditors. These debentures have a fair value of $27,360 at December 31, 1999 based upon current market prices.

Long-Term Debt Annual Maturities - The aggregate amounts of annual maturities of long-term debt for each of the next five years is $1,660.

Interest Payments - Cash payments for interest were $2,426, $2,565 and $8,695 for 1999, 1998 and 1997, respectively.

ADVANCES ON CONTRACTS

Advances on contracts include customer advances together with customer payments and billings associated with the achievement of certain contract milestones in excess of costs incurred for SH-2G helicopter contracts. Virtually all of the customer advances continue to be secured by letters of credit. It is anticipated that the face amounts of these letters of credit will be further reduced as various contract milestones are achieved.

INCOME TAXES
The components of income taxes are as follows:

                  1999             1998            1997
-----------------------------------------------------------
Current:
   Federal        $ 13,824         $ 15,650        $ 36,532
   State             2,376            4,500           9,550
-----------------------------------------------------------
                    16,200           20,150          46,082
-----------------------------------------------------------
Deferred:
   Federal            (650)             150           2,968
   State              (150)              50             750
-----------------------------------------------------------
                      (800)             200           3,718
-----------------------------------------------------------
   Total          $ 15,400         $ 20,350        $ 49,800
===========================================================


KAMAN CORPORATION AND SUBSIDIARIES                    Page 22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 AND 1997
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

The components of the deferred tax assets and deferred tax liabilities are presented below:

December 31                             1999             1998
----------------------------------------------------------------
Deferred tax assets:
   Long-term contracts                $  1,474         $  1,756
   Deferred employee benefits           14,309           15,961
   Inventory                             4,619            1,529
   Accrued liabilities and other items   7,698            7,879
----------------------------------------------------------------
     Total deferred tax assets          28,100           27,125
----------------------------------------------------------------
Deferred tax liabilities:
   Depreciation and amortization        (7,834)          (7,730)
   Other items                          (3,766)          (3,695)
----------------------------------------------------------------
     Total deferred tax liabilities    (11,600)         (11,425)
----------------------------------------------------------------
     Net deferred tax asset           $ 16,500         $ 15,700
================================================================

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

     The provisions for federal income taxes approximate the amounts computed by applying the U.S. federal income tax rate to earnings before income taxes after giving effect to state income taxes. In 1999, the consolidated effective tax rate was lower due to the reversal of prior years' tax accruals of $1,250. Cash payments for income taxes were $18,204, $51,590 and $8,623 in 1999, 1998 and 1997, respectively.

PENSION PLAN

The corporation has a non-contributory defined benefit pension plan covering all of its full-time employees. Benefits under this plan are generally based upon an employee's years of service and

KAMAN CORPORATION AND SUBSIDIARIES                    Page 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 AND 1997
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)


compensation levels during employment with an offset provision for social security benefits. It is the corporation's policy to fund pension costs accrued. Plan assets are invested in a diversified portfolio consisting of equity and fixed income securities (including $9,818 of Class A common stock of Kaman Corporation at December 31, 1999).

     The pension plan costs were computed using the projected unit credit actuarial cost method and include the following components:

                                     1999       1998       1997
----------------------------------------------------------------------
Service cost for benefits earned
   during the year                   $  9,837    $  8,794   $ 10,424
Interest cost on projected
   benefit obligation                  20,348      19,648     20,010
Expected return on plan assets        (25,998)    (22,757)   (22,277)
Net amortization and deferral          (1,909)     (1,909)    (1,909)
----------------------------------------------------------------------
Net pension cost                     $  2,278    $  3,776   $  6,248
======================================================================

The change in actuarial present value of the projected benefit obligation is as follows:

December 31                            1999           1998
---------------------------------------------------------------
Projected benefit obligation at
   beginning of year                   $297,516       $261,127
Service cost                              9,837          8,794
Interest cost                            20,348         19,648
Actuarial liability (gain) loss         (13,442)        22,387
Benefit payments                        (15,031)       (14,440)
---------------------------------------------------------------
Projected benefit obligation at
   end of year                         $299,228       $297,516
===============================================================

The actuarial liability (gain) loss of $(13,442) for 1999 and $22,387 for 1998 consist principally of adjustments for changes in the discount rate, average rate of increase in compensation levels and mortality rate assumptions.



KAMAN CORPORATION AND SUBSIDIARIES                    Page 24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 AND 1997
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

The change in fair value of plan assets is as follows:

December 31                              1999           1998
-------------------------------------------------------------------
Fair value of plan assets at
   beginning of year                      $362,758       $322,010
Actual return on plan assets                65,252         50,991
Disposition of business units                   --           (337)
Employer contribution                        2,379          4,534
Benefit payments                           (15,031)       (14,440)
-------------------------------------------------------------------
Fair value of plan assets at end of year  $415,358       $362,758
===================================================================

December 31                              1999             1998
--------------------------------------------------------------------
Excess of assets over projected
   benefit obligation                    $116,130         $ 65,242
Unrecognized prior service cost              (345)            (400)
Unrecognized net gain                    (112,987)         (60,291)
Unrecognized net transition asset          (3,707)          (5,561)
--------------------------------------------------------------------
Accrued pension cost                     $    909          $ 1,010
====================================================================

The actuarial assumptions used in determining the funded status of the pension plan are as follows:

December 31                            1999      1998
-------------------------------------------------------
Discount rate                            7.5%        7%
Expected return on plan assets         8 5/8%    8 5/8%
Average rate of increase in
   compensation levels                   4.5%        4%
=======================================================

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

KAMAN CORPORATION AND SUBSIDIARIES                    Page 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 AND 1997
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

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

     The company also has a thrift and retirement plan in which all employees meeting the eligibility requirements may participate. Employer matching contributions are currently made to the plan with respect to a percentage of each participant's pre-tax contribution. Company contributions to the plan totaled $1,691, $1,683 and $2,612 in 1999, 1998, and 1997, respectively.

COMMITMENTS AND CONTINGENCIES

Rent commitments under various leases for office space, warehouse, land and buildings expire at varying dates from January 2000 to December 2004. Certain annual rentals are subject to renegotiation, with certain leases renewable for varying periods. Lease periods for machinery and equipment vary from 1 to 5 years.

     Substantially all real estate taxes, insurance and maintenance expenses are obligations of the corporation. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

The following future minimum rental payments are required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1999:

2000                               $10,578
2001                                 5,539
2002                                 3,636
2003                                 1,172
2004                                   523
Thereafter                              --
--------------------------------------------
Total                               $21,448
============================================

     Lease expense for all operating leases, including leases with terms of less than one year, amounted to $15,413, $14,683 and $15,311 for 1999, 1998 and 1997, respectively.



KAMAN CORPORATION AND SUBSIDIARIES                    Page 26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 AND 1997
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

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

COMPUTATION OF EARNINGS PER COMMON SHARE

The earnings per common share - basic computation is based on the earnings applicable to common stock divided by the weighted average number of shares of common stock outstanding for each year. In 1997, the preferred stock dividend on the then outstanding Series 2 preferred stock was deducted from net earnings to arrive at earnings applicable to common stock.

     The earnings per common share - diluted computation includes the common stock equivalency of options granted to employees under the Stock Incentive Plan. The earnings per common share - diluted computation also assumes that at the beginning of the year the 6% convertible subordinated debentures are converted into Class A common stock with the resultant reduction in interest costs net of tax. During 1997, the then outstanding Series 2 preferred stock is assumed converted into Class A common stock eliminating the preferred stock dividend requirement. Excluded from the earnings per common share - diluted calculation are options granted to employees that are anti-dilutive based on the average stock price for the year.



















KAMAN CORPORATION AND SUBSIDIARIES                    Page 27

                                    1999        1998        1997
-------------------------------------------------------------------
Earnings per common share - basic
   Earnings applicable to
     common stock                   $25,073     $30,008     $66,788
====================================================================
   Weighted average shares
     outstanding (000)               23,468      23,407      18,941
====================================================================
   Earnings per common
     share - basic                  $  1.07     $  1.28     $  3.53
====================================================================
Earnings per common share - diluted
   Earnings applicable
     to common stock                $25,073     $30,008     $66,788
   Plus: Dividends on
     Series 2 preferred stock            --          --       3,716
     After-tax interest savings on
       convertible debentures         1,046       1,075       1,188
--------------------------------------------------------------------
   Earnings applicable to common
     stock assuming conversion      $26,119     $31,083     $71,692
====================================================================
   Weighted average shares
     outstanding (000)               23,468      23,407      18,941
   Plus shares issuable on:
     Conversion of Series 2
       preferred stock                   --         282       4,523
     Conversion of 6% convertible
       debentures                     1,221       1,293       1,359
     Exercise of dilutive options       121         253         285
--------------------------------------------------------------------
   Weighted average shares
     outstanding assuming
       conversion (000)              24,810      25,235      25,108
====================================================================
     Earnings per common
       share - diluted              $  1.05     $  1.23     $  2.86
====================================================================

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

KAMAN CORPORATION AND SUBSIDIARIES                    Page 28

STOCK PLANS

Employees Stock Purchase Plan - The Kaman Corporation Employees Stock Purchase Plan allows employees to purchase Class A common stock of the corporation, through payroll deductions, at 85% of the market value of shares at the time of purchase. The plan provides for the grant of rights to employees to purchase a maximum of 1,500,000 shares of Class A common stock. There are no charges or credits to income in connection with the plan. During 1999, 140,620 shares were issued to employees at prices ranging from $9.03 to $13.49 per share. During 1998, 115,374 shares were issued to employees at prices ranging from $12.43 to $16.47 per share. During 1997, 177,523 shares were issued to employees at prices ranging from $10.84 to $16.79 per share. At December 31, 1999, there were approximately 1,244,000 shares available for offering under the plan.

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

   Restricted stock awards were made for 91,000 shares at prices ranging from $11.81 to $14.50 per share in 1999, 62,500 shares at prices ranging from $17.00 to $19.25 per share in 1998 and 62,900 shares at prices ranging from $12.13 to $14.63 per share in 1997. At December 31, 1999, there were 168,500 shares remaining subject to restrictions pursuant to these awards. Stock appreciation rights were issued for 270,000 shares at prices ranging from $14.13 to $14.50 per share in 1999, 165,000 shares at $17.00 per share in 1998 and 350,000 shares at $13.25 per share in 1997, to be settled only for cash. The corporation recorded $203 and $500 in expense in 1998 and 1997, respectively, for these stock appreciation rights, and $703 of income in 1999 due to the grant price being higher than the market price at December 31, 1999.

KAMAN CORPORATION AND SUBSIDIARIES                    Page 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 AND 1997
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

Stock option activity is as follows:


                                                          Weighted-
                                                          average
                                                          exercise
Stock options outstanding:                 Options        price
---------------------------------------------------------------------
Balance at January 1, 1997                 764,980        $     9.30
   Options granted                         193,700             13.41
   Options exercised                      (147,720)             8.28
   Options cancelled                       (19,880)             9.33
---------------------------------------------------------------------
Balance at December 31, 1997               791,080             10.50
   Options granted                         205,000             17.00
   Options exercised                       (79,845)             8.94
   Options cancelled                      (121,415)            10.56
---------------------------------------------------------------------
Balance at December 31, 1998               794,820             12.32
   Options granted                         312,800             14.38
   Options exercised                       (26,760)             9.56
   Options cancelled                       (39,850)            14.25
---------------------------------------------------------------------
Balance at December 31, 1999             1,041,010       $     12.94
=====================================================================
Weighted average contractual life
   remaining at December 31, 1999                 6.7 years
=====================================================================
Range of exercise prices for options         $7.50-           $12.26-
   outstanding at December 31, 1999     $    12.25       $     17.06
---------------------------------------------------------------------
Options outstanding                        395,380           645,630
Options exercisable                        336,540           102,180
Weighted average contractual remaining
   life of options outstanding           4.1 years         8.3 years
Weighted average exercise price:
   Options outstanding                  $     9.72       $     14.91
   Options exercisable                  $     9.58       $     14.79
=====================================================================

As of December 31, 1998 and 1997, there were 349,950 and 378,300 options exercisable, respectively.

As permitted by the Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," the corporation has elected to continue following the guidance of

KAMAN CORPORATION AND SUBSIDIARIES                    Page 30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 AND 1997
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

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

                                    1999        1998       1997
------------------------------------------------------------------
Net earnings:
   As reported                      $25,073     $30,008    $70,504
   Pro forma                         24,497      29,534     70,075
Earnings per common share - basic:
   As reported                         1.07        1.28       3.53
   Pro forma                           1.04        1.26       3.50
Earnings per common share - diluted:
   As reported                         1.05        1.23       2.86
   Pro forma                           1.03        1.22       2.86
------------------------------------------------------------------

The fair value of each option grant is estimated on the date of grant by using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 1999, 1998, and 1997:

                             1999          1998            1997
------------------------------------------------------------------
Expected dividend yield         3.1%          2.6%           3.3%%
Expected volatility              34%           31%             24%
Risk-free interest rate         5.3%         5.6%%            6.4%
Expected option lives        8 years       8 years         8 years
Per share fair value of
   options granted             $4.75         $5.78           $3.65
==================================================================


KAMAN CORPORATION AND SUBSIDIARIES                    Page 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 AND 1997
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)


SEGMENT INFORMATION

The corporation reports results in three business segments --
Aerospace, Industrial Distribution and Music Distribution.

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

   The Industrial Distribution segment provides replacement parts, including bearings, power transmission, motion control and materials handling components to nearly every sector of industry in North America, along with industrial engineering support services. Operations are conducted from many locations across the United States and British Columbia, Canada. In 1999, the segment took a pre-tax charge of $12,382 to write-off inventory and streamline its operational structure and increase efficiency.

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

   Summarized financial information by business segment is as follows:












KAMAN CORPORATION AND SUBSIDIARIES                    Page 32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 AND 1997
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                   1999          1998          1997
-------------------------------------------------------------------------
Net sales:
   Aerospace                       $  371,757    $  382,697    $  288,407
   Scientific Services                     --            --       145,086
   Industrial Distribution            493,779       503,532       478,879
   Music Distribution                 116,924       118,312       130,993
-------------------------------------------------------------------------
                                   $  982,460    $1,004,541    $1,043,365
=========================================================================
Operating profit:
   Aerospace                       $   44,023    $   43,304    $   31,312
   Scientific Services                     --            --        13,629
   Industrial Distribution              2,908        18,550        20,017
   Music Distribution                   5,627         5,315        (1,279)
-------------------------------------------------------------------------
                                       52,558        67,169        63,679
Net gain on sale of businesses             --            --        80,351
Interest, corporate and other
   expense, net                        12,085       (16,811)      (23,726)
-------------------------------------------------------------------------
Earnings before income taxes       $   40,473    $   50,358    $  120,304
=========================================================================
Identifiable assets:
   Aerospace                       $  251,443    $  294,566    $  265,746
   Scientific Services                     --            --            --
   Industrial Distribution            141,913       160,873       156,816
   Music Distribution                  53,714        54,577        55,207
   Corporate                           87,133        77,214       120,392
-------------------------------------------------------------------------
                                   $  534,203    $  587,230    $  598,161
=========================================================================
Capital expenditures:
   Aerospace                       $    6,631    $   11,369    $    6,444
   Scientific Services                     --            --         1,247
   Industrial Distribution              2,398         3,568         3,682
   Music Distribution                   1,773         1,770         1,943
   Corporate                              162         2,477           374
-------------------------------------------------------------------------
                                   $   10,964    $   19,184    $   13,690
=========================================================================
Depreciation and amortization:
   Aerospace                       $    5,963    $    5,586    $    5,188
   Scientific Services                     --            --         2,266
   Industrial Distribution              3,395         3,077         2,676
   Music Distribution                   1,508         1,317         1,271
   Corporate                            1,132         1,088           822
-------------------------------------------------------------------------
                                   $   11,998    $   11,068    $   12,223
=========================================================================

KAMAN CORPORATION AND SUBSIDIARIES                    Page 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 AND 1997
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                   1999          1998          1997
----------------------------------------------------------------------------
Geographic information - sales:
   United States                   $  724,079    $  780,961    $  926,495
   Australia/New Zealand              200,796       158,068        41,809
   Canada                              28,724        35,438        32,873
   Europe                              11,590        11,980        21,121
   Japan                               10,172         9,527        10,944
   Other                                7,099         8,567        10,123
----------------------------------------------------------------------------
                                   $  982,460    $1,004,541    $1,043,365
============================================================================

Operating profit is total revenues less cost of sales and selling, general and administrative expense other than general corporate expense.

   Identifiable assets are year-end assets at their respective net carrying value segregated as to segment and corporate use.
Corporate assets are principally cash and cash equivalents and net property, plant and equipment.

   Net sales by the Aerospace and Scientific Services segments made under contracts with U.S. Government agencies (including sales to foreign governments through foreign military sales contracts with U.S. Government agencies) account for $72,285 in 1999, $92,539 in 1998 and $262,405 in 1997.

   Sales made by the Aerospace segment under a contract with one customer were $145,006 and $119,222 in 1999 and 1998, respectively.
















KAMAN CORPORATION AND SUBSIDIARIES                    Page 34

KPMG LLP
Certified Public Accountants
CityPlace II
Hartford, Connecticut 06103


THE BOARD OF DIRECTORS AND SHAREHOLDERS
KAMAN CORPORATION:

   We have audited the accompanying consolidated balance sheets of Kaman Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1999.
These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kaman Corporation and subsidiaries at December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1999 in conformity with generally accepted accounting principles.


                                      KPMG LLP

January 24, 2000







KAMAN CORPORATION AND SUBSIDIARIES                   Page 35

FIVE-YEAR SELECTED FINANCIAL DATA
KAMAN CORPORATION AND SUBSIDIARIES

(In thousands except per share amounts, shareholders and employees)
                            1999      1998       1997       1996     1995
-----------------------------------------------------------------------------
OPERATIONS:
 Revenues                   $984,233  $1,006,006 $1,044,815 $953,654 $899,476
 Cost of sales               735,982*    741,719    787,971  708,505  666,761
 Selling, general and
   administrative expense    204,172     212,724    208,763  193,747  190,604
 Restructuring, impairment
   and other costs             4,132          --         --       --       --
 Operating income (loss)      39,947      51,563     48,081   51,402   42,111
 Net gain on sale of businesses   --          --     80,351       --       --
 Interest expense(income),net (1,614)       (353)     7,894   10,023    8,834
 Other expense(income),net     1,088       1,558        234      702      546
 Earnings(loss)before
   income taxes               40,473      50,358    120,304   40,677   32,731
   Income taxes (benefit)     15,400      20,350     49,800   17,100   13,129
   Net earnings (loss)        25,073      30,008     70,504   23,577   19,602
FINANCIAL POSITION:
 Current assets             $460,111    $516,504   $535,304 $434,131 $404,864
 Current liabilities         168,374     228,975    259,525  195,638  206,273
 Working capital             291,737     287,529    275,779  238,493  198,591
 Property, plant and
   equipment, net             64,332      65,773     57,625   76,393   83,054
 Total assets                534,203     587,230    598,161  521,736  500,069
 Long-term debt               26,546      28,206     29,867   83,940   66,386
 Shareholders' equity        316,377     309,494    290,010  228,130  214,283
PER SHARE AMOUNTS:
 Net earnings(loss)per
   common share - basic     $   1.07    $   1.28   $   3.53  $  1.07 $    .87
 Net earnings(loss)per
   common share-diluted         1.05        1.23       2.86     1.00      .85
 Dividends declared -
   Series 2 preferred stock       --          --      13.00    13.00    13.00
 Dividends declared -
   common stock                  .44         .44        .44      .44      .44
 Shareholders' equity -
   common stock                13.68       13.07      12.25     9.13     8.52

 Market price range           16 1/8      20 3/8     20 3/8   13 3/8   13 3/8
                              10 1/16     13         12        9 3/8   10
GENERAL STATISTICS:
 Shareholders                  6,522       6,921      7,291    7,632   7,646
 Employees                     4,016       4,276      4,318    5,476   5,400
============================================================================

*Cost of sales for 1999 includes the write-off of inventory of $8,250 associated with the charge taken in the Industrial Distribution segment.

KAMAN CORPORATION AND SUBSIDIARIES                    Page 36