Form 10-K, Exhibit 13
period 2000-12-31
KAMAN CORP
filed 2001-03-15
CIK 54381

Five-Year Selected Financial Data
Kaman Corporation and Subsidiaries
(In thousands except per share amounts, shareholders and employees)

                       2000       1999       1998       1997       1996
                       ----       ----       ----       ----       ----
OPERATIONS:
 Revenues              $1,032,326 $ 997,177  $1,018,589 $1,056,289 $ 964,548
 Cost of sales            774,264   751,291*    756,057    801,088   721,088
 Selling, general
 and administrative
 expense                  202,319   201,807     210,969    207,120   192,058
   Restructuring
   costs                   (1,680)    4,132          --         --        --
   Operating income        57,423    39,947      51,563     48,081    51,402
   Net gain on sale
   of businesses               --        --          --     80,351        --
   Interest expense
   (income), net           (1,660)   (1,614)       (353)     7,894    10,023
   Other expense,
   net                      1,363     1,088       1,558        234       702
   Earnings before
   income taxes            57,720    40,473      50,358    120,304    40,677
   Income taxes            20,800    15,400      20,350     49,800    17,100
   Net earnings            36,920    25,073      30,008     70,504    23,577

FINANCIAL POSITION:
   Current assets      $  482,000 $ 460,111  $  516,504 $  535,304 $ 434,131
   Current liabilities    173,342   168,374     228,975    259,525   195,638
   Working capital        308,658   291,737     287,529    275,779   238,493
   Property, plant
   and equipment, net      63,705    64,332      65,773     57,625    76,393
   Total assets           553,830   534,203     587,230    598,161   521,736
   Long-term debt          24,886    26,546      28,206     29,867    83,940
   Shareholders' equity   332,046   316,377     309,494    290,010   228,130

PER SHARE AMOUNTS:
   Net earnings per
   common share
   - basic             $     1.61 $    1.07  $     1.28 $     3.53 $    1.07
   Net earnings per
   common share
   - diluted                 1.57      1.05        1.23       2.86      1.00
   Dividends declared
   - Series 2 preferred
   stock                       --        --          --      13.00     13.00
   Dividends declared
   - common stock             .44       .44         .44        .44       .44
   Shareholders' equity
   - common stock           14.92     13.68       13.07      12.25      9.13
   Market price range       17.75     16.13       20.38      20.38     13.38
                             8.77     10.06       13.00      12.00      9.38

                             Page 1


Five-Year Selected Financial Data
Kaman Corporation and Subsidiaries
(In thousands except per share amounts, shareholders and employees)


                               2000     1999     1998     1997    1996
                               ----     ----     ----     ----    ----
AVERAGE COMMON SHARES
OUTSTANDING:

   Basic                       22,936   23,468   23,407   18,941   18,607
   Diluted                     24,168   24,810   25,235   25,108   24,709

GENERAL STATISTICS:
   Registered shareholders      6,136    6,522    6,921    7,291    7,632
   Employees                    3,825    4,016    4,276    4,318    5,476
                               ======   ======   ======   ======   ======

* Cost of sales for 1999 includes the write-off of inventory of $8,250 associated with the charge taken in the Industrial Distribution segment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
Kaman Corporation and Subsidiaries


RESULTS OF OPERATIONS

     Consolidated revenues were approximately $1.0 billion for 2000, 1999, and 1998. Each of the corporation's business segments had increased revenues for 2000. In the Aerospace segment, helicopter programs and the aircraft structures and components business were significant revenue contributors.

     Results for 1999 compared to 1998 reflect the Aerospace segment's ongoing performance of Australia and New Zealand SH-2G contracts, offset by lower revenues in the K-MAX(Registered Trademark) helicopter program and in the aerospace structures and components business. Results for 1998 reflect the first full year of performance for the Australia and New Zealand SH-2G programs.

     Aerospace segment net sales increased 2.7% in 2000 compared to a decrease of 2.9% in 1999 and an increase of 33% in 1998.

     The Aerospace segment's programs include the SH-2G multi-mission naval helicopter and the K-MAX medium-to-heavy lift helicopter (which together currently constitute about 60% of segment sales), aircraft structures subcontract work, and the manufacture of components such as self-lubricating bearings and driveline couplings for aircraft applications (currently about 30% of segment sales) and advanced technology products (currently about 10% of segment sales).

     The SH-2G helicopter program (which constitutes the primary component of the segment's total helicopter program sales) generally involves retrofit of the corporation's SH-2F helicopters, previously manufactured for the U.S. Navy (and in storage) to the SH-2G configuration. The corporation is currently performing this work under commercial contracts with the governments of Australia and New Zealand.

     The program for New Zealand involves five (5) aircraft, and support, for the Royal New Zealand Navy. The contract has an anticipated value of $180 million (US), of which about 84% has now been recorded as revenue. Deliveries are scheduled to begin during the first quarter of 2001.

     The program for Australia involves eleven (11) helicopters with support, including a support services facility, for the Royal Australian Navy. The total contract has an anticipated value of about $680 million (US). The helicopter production portion of the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
Kaman Corporation and Subsidiaries


work is valued at $559 million and about 75% of that amount has now been recorded as revenue. The SH-2G(A) helicopter for Australia will contain an integrated tactical avionics system ("ITAS") that will provide the most sophisticated, integrated cockpit and weapons system available in an intermediate-weight helicopter. Litton Guidance and Control Systems, a division of Litton Systems, Inc. and Litton Industries, Inc., has been a major subcontractor for both the Australia and New Zealand programs, being responsible for providing avionics system hardware and integration software. In addition, Litton has been the designer and integrator of the ITAS system specific to the Australia program. Litton had stated that it was incurring additional costs to perform its fixed price contract with the corporation for the Australia program and submitted claims for such costs to the corporation during 2000. The corporation's evaluation of the matter was different from Litton's and the corporation had, in turn, submitted claims to Litton. In an effort to resolve the entire matter, the parties conducted a mediation in early February 2001. As a result of that process, the parties arrived at an agreement in principle, under which the corporation will make certain milestone payments to Litton as it completes work on hardware and certain software contemplated under the fixed price contract and Litton will release its claims against the corporation. In return, Litton will transfer to the corporation a software integration laboratory, software and intellectual property rights and the corporation will release its claims against Litton. In addition, upon performance of the items described above, Litton's significant project responsibilities for the Australia program will end and the corporation will assume responsibility for several remaining elements of the project. Management has already begun to work with identified subcontractors (who must be acceptable to the Australian government) to negotiate contracts to perform those elements. As these contracts are developed, the overall impact of resolution of the Litton matter upon costs and profitability for the Australia program will become better understood. There will be a delay in delivery of the full ITAS system to the Australian government, although deliveries of helicopters without the full ITAS system are scheduled to begin in the first quarter of 2001 and the corporation is working with the Royal Australian Navy to coordinate these deliveries.

     The corporation continues to provide on-site support in the Republic of Egypt for ten (10) SH-2G helicopters that were delivered in 1998 under that country's foreign military sale agreement with the U.S. Navy.

     Management expects that as deliveries to New Zealand and Australia occur, revenues from SH-2G helicopter programs will decrease in 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
Kaman Corporation and Subsidiaries


The corporation continues its marketing program to build and enhance familiarization with the SH-2G's capabilities among various governments around the world. This market is highly competitive, takes time to develop, and is influenced by economic and political conditions. The corporation continues to actively pursue this business, including possible further orders from current customers.

     The SH-2 is an aircraft that was originally manufactured for the United States Navy. This is no longer done, however the U.S. Naval Reserve currently maintains five (5) SH-2G aircraft active in its fleet. While these aircraft remain in service, the corporation will continue providing logistics and spare parts support for the aircraft. The corporation has taken a consignment of the U.S. Navy's inventory of SH-2 spare parts and has executed a longer term agreement with the Department of the Navy. The overall objective is for the corporation to provide further support of U.S. Naval Reserve requirements while having the ability to utilize certain inventory for support of the corporation's other SH-2 programs.

     During 2000, the corporation sold four (4) K-MAX helicopters to commercial customers operating in the U.S., Europe and Taiwan, principally for logging and construction. In December, the corporation was awarded a $21 million contract from the U.S. State Department for the purchase of five (5) K-MAX helicopters, equipment and spare parts to be used in Peru in support of anti-drug efforts. The corporation recognized revenue from two (2) of these aircraft in 2000 and the contract is expected to be completed during the second quarter of 2001. The corporation continues its efforts to refocus sales development on global market opportunities in industry and government, including oil and gas exploration, power line and other utility construction, fire fighting, law enforcement, and the movement of equipment. The K-MAX program, which began in late 1994, has experienced significant market difficulties during the past few years, due in part to conditions in the commercial logging industry, the aircraft's principal application to date . Overall, management expects that successful sales development as well as profitability for the entire program will take some time to achieve.

     The Aerospace segment also performs subcontract work for certain aerospace manufacturing programs and manufactures various components, including self-lubricating bearings for use principally in aircraft. Although the segment experienced some softness in the market during the year, there are signs that the commercial aircraft market is strengthening. The corporation has been pursuing opportunities and won several significant contracts during 2000. Specifically, MD Helicopters selected the corporation to supply fuselages for its entire line of single-engine helicopters,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
Kaman Corporation and Subsidiaries


including the MD600N, MD520N, MD530F and MD500E helicopters. This multi-year program has an estimated potential value of $100 million. MD Helicopters also selected the corporation to supply composite rotor systems for its MD Explorer helicopter under a multi-year contract with an estimated potential value, including options, of $75 million. Boeing, an important customer of the segment, awarded the corporation a three-year follow-on contract to supply structural parts for Boeing's line of commercial aircraft, including fixed trailing edge kits for Boeing 777 and 767 aircraft and other parts and subassemblies for those aircraft as well as the 737, 747 and 757 aircraft. The Boeing contract has an estimated potential value of $98 million and contains a three-year option.

     The Aerospace segment also produces advanced technology products, including missile fuzing devices, precision measuring systems, electromagnetic motors and electro-optic devices. During 2000, the corporation was chosen by Litton Ingalls Shipbuilding as part of a Newport News Shipbuilding-led team to begin preliminary design of electric propulsion motors and drive electronics in an industry competition for the U.S. Navy's proposed next-generation DD-21 destroyer.

     The Aerospace segment is continuing to implement lean-thinking strategies throughout the organization in order to further enhance efficiency and reduce costs.

     Industrial Distribution segment net sales increased 3.1% in 2000, decreased 1.8% in 1999, and increased 5.3% in 1998. In 2000, the segment benefited from healthy market conditions and the internal initiatives implemented early in the year in order to increase efficiency and service to customers. These initiatives included consolidation of branch operations, a reorganization of its sales, marketing and field management structure, and enhanced inventory controls. Since the segment's customers include nearly every sector of U.S. industry, this business tends to be influenced by industrial production levels. Sales in the fourth quarter of 2000 were affected by weakness in industrial production levels and management is closely monitoring the economic situation.

   During 2000, the Industrial Distribution segment implemented its Internet e-Commerce site which contains a complete catalog of product offerings (with more than one million industrial products) and provides an important new channel for both current and new customers to transact business with the segment.

   Music Distribution segment net sales increased 8.6% in 2000, and decreased by 1.4% in 1999 and 9.5% in 1998. Results in 2000 reflect improvement in domestic markets and some increase in demand internationally. The segment is working to improve its market share for existing brands and is adding products that meet the needs

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
Kaman Corporation and Subsidiaries


of its dealer base. During 2000, the segment was selected by Fred
Gretsch Enterprises to assume global sales and marketing responsibility for Gretsch(Registered Trademark) brand professional quality drum products, a business that complements the segment's current drum set offerings.

     Total operating profit in 2000 for all the corporation's business segments was $74.6 million compared to $52.6 million for 1999, due to good earnings performance on the part of each business segment and to some degree a pretax charge described below relating to the Industrial Distribution segment. Total operating profit for all the corporation's business segments in 1998 was $67.2 million.

     Operating profit for the Aerospace segment in 2000 was $44.2 million compared to $44.0 million for 1999, the SH-2G helicopter programs and aircraft structures and components business being the primary contributors. This performance was offset by a loss in the K-MAX program which continues to require investment for technical work and market development. Also included in operating profit for 1999 was a reversal of a reserve in the amount of $2.5 million that was associated with the Raymond Engineering (now part of Kaman Aerospace) operation. Operating profit for the Industrial Distribution segment in 2000 was $22.9 million compared to $2.9 million in 1999, due to healthy market conditions during most of the year and internal initiatives undertaken early in the year to improve efficiency and service to customers. The 1999 performance reflects market weakness in several important customer industries and a $12.4 million pretax charge taken in the fourth quarter of that year as a result of a reorganization of operations, including a closure of certain facilities and the write-off of excess inventory. Of the charge, $1.7 million was unused and added back to operating profit for 2000. Operating profit for the Music Distribution segment in 2000 was $7.4 million compared to $5.6 million a year ago, due to improvements in domestic and international markets and improved productivity.

     Total operating profit in 1999, for all the corporation's business segments was down 21.8% compared to 1998, due primarily to the pretax charge in the Industrial Distribution segment described above. Operating profit for the Aerospace segment increased 1.7% for 1999, primarily due to the SH-2G helicopter programs and the aircraft structures and components business, offset by losses in the K-MAX program which continued to require investment for technical work and market development and by continuing

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
Kaman Corporation and Subsidiaries


difficulties in the segment's electromagnetics business in developing new markets for niche market products (this operation was merged with Kaman Aerospace during 1999). Also included in operating profit for 1999 was the $2.5 million reserve reversal attributable to Raymond Engineering. Operating profit for the Industrial Distribution segment was down 84.3% for 1999, primarily due to the pretax charge noted above and to weakness in certain customer industries. Operating profit for the Music Distribution segment was up 5.9% for 1999, primarily due to the domestic market, which is the larger market for this business.

     Net earnings for 2000 were $36.9 million compared to $25.1 million in 1999 and $30.0 million in 1998. Net earnings per common share were $1.57 per diluted share in 2000 compared to $1.05 per diluted share in 1999. Net earnings for 2000 were affected positively by the add-back of $1.7 million of the 1999 charge in the Industrial Distribution segment that was unused. Net earnings for 1999 were affected positively by the reversal of a $2.5 million reserve in the Aerospace segment, described above, and negatively by the $12.4 million charge in the Industrial Distribution segment which is also described above.

     Net earnings for 1999 were $25.1 million compared to $30.0 million in 1998. Net earnings per common share for 1999 were $1.05 on a diluted basis compared to $1.23 for 1998. Net earnings for 1999 were impacted by the circumstances described in the previous paragraph. Excluding these adjustments, net earnings per common share increased to $1.31 on a diluted basis compared to $1.23 per share in 1998.

     For the years ended December 31, 2000 and December 31, 1999, interest income earned from investment of cash more than offset interest expense. For 1998, interest expense decreased almost 68%, primarily due to the application of a substantial portion of advance payments received for the Australia and New Zealand SH-2G helicopter programs and a portion of the proceeds from the sale of the Scientific Services segment to pay bank debt.

     The consolidated effective income tax rate was 36.0% for 2000, 38.1% for 1999, and 40.4% for 1998. The decrease in effective income tax rates is due to the reversal of prior years' tax accruals as a result of the corporation's ongoing assessment of its open tax years and lower effective state income tax rates.

     Effective December 31, 2000, the corporation adopted Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." Therefore, freight charged to customers in the Industrial Distribution and Music Distribution segments is now included in sales rather than as an offset to freight expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
Kaman Corporation and Subsidiaries


Specifically, $14.0 million is included in sales for 2000 and prior year amounts in these segments have been restated to conform to the current presentation ($12.9 million in 1999 and $12.6 million in 1998).

In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The effective date of SFAS 133 was deferred one year by SFAS 137 which was issued in 1999. As a result, the corporation adopted the Standard effective January 1, 2001. Given the corporation's minimal use of derivatives, initial adoption of the Standard did not have a material impact on the corporation's financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

The corporation's cash flow from operations has generally been sufficient to finance a significant portion of its working capital and other capital requirements.

     For calendar year 2000, operating activities provided cash in the amount of $8.4 million. Such activities were significantly impacted by increases in accounts receivable for the Aerospace segment's SH-2G helicopter programs. Increases in accounts payable in the Aerospace and Music Distribution businesses offset this impact to some degree. For the year, cash used in investing activities was for items such as acquisition of machinery and computer equipment used in manufacturing and distribution. Cash used in financing activities was primarily attributable to the payment of dividends to common shareholders, repurchase of Class A common stock pursuant to a repurchase program for use in administration of the corporation's stock plans and general corporate purposes, and the sinking fund requirement for the corporation's debentures (described below).

     The corporation had approximately $48.2 million in cash and cash equivalents at December 31, 2000 with an average balance of $59.3 million for the year. These funds have been invested in high quality, short-term instruments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
Kaman Corporation and Subsidiaries

     For calendar year 1999, operating activities provided cash in the amount of $42.5 million. In the Aerospace segment this is primarily a result of earnings from operations together with the receipt of additional payments on accounts receivable, offset to some extent by growth in K-MAX inventories, payments on accounts payable, and ongoing reductions in the advances on the SH-2G contracts. In the Industrial Distribution segment, this result largely reflects reductions in inventories. For 1999, cash used in investing activities was primarily for the acquisition of machinery and computer equipment used in manufacturing and distribution. In addition, cash used by financing activities was primarily attributable to the payment of dividends to common shareholders and repurchase of Class A common stock pursuant to a repurchase program for use in administration of the corporation's stock plans and general corporate purposes, and the sinking fund requirement for the corporation's debentures (described below).

     For calendar year 1998, operating activities used cash in the amount of $16.4 million, principally due to increases in accounts receivable and inventories in the Aerospace segment and payment of taxes due on the Scientific Services segment sale that occurred in 1997, offset by increases in accounts payable in the Aerospace segment. During the year, cash used in investing activities was for items such as acquisition of machinery and computer equipment used in manufacturing and distribution, while cash provided by investing activities consisted principally of a post-closing adjustment to the purchase price of the Scientific Services segment. Cash used in financing activities was primarily attributable to the repayment of debt, the payment of dividends to common shareholders, and repurchase of Class A common stock pursuant to a repurchase program for use in connection with administration of the corporation's stock plans and general corporate purposes, and the sinking fund requirement for the corporation's debentures (described below).

     At December 31, 2000, the corporation had $26.5 million of its 6% convertible subordinated debentures outstanding. The debentures are convertible into shares of Class A common stock at any time on or before March 15, 2012 at a conversion price of $23.36 per share, generally at the option of the holder. Pursuant to a sinking fund requirement that began March 15, 1997, the corporation redeems approximately $1.7 million of the outstanding principal of the debentures each year.

     In February, 2000, the corporation's board of directors approved a replenishment of the corporation's stock repurchase program, providing for repurchase of an additional 1.4 million Class A common shares for use in administration of the corporation's stock plans and for general corporate purposes. In November, 2000, the corporation's board of directors approved

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
Kaman Corporation and Subsidiaries


another replenishment of the stock repurchase program, providing for the repurchase of an aggregate of 1.4 million Class A common shares for the same purposes. Approximately 1.1 million shares were repurchased during 2000.

     In November, 2000, the corporation entered into a new revolving credit agreement to replace the agreement that was scheduled to expire in January 2001. The new agreement involves eight financial institutions, many of whom were participants in the prior agreement and is suited to the corporation's projected borrowing needs. The new agreement has a maximum unsecured line of credit of $225 million which consists of a $150 million commitment for five (5) years and a $75 million commitment under a "364 day" arrangement which is renewable annually for an additional 364 days. The most restrictive of the covenants contained in the new agreement requires the corporation to have EBITDA, as defined, at least equal to 300% of interest expense and a ratio of consolidated total indebtedness to total capitalization of not more than 55%.

     Letters of credit are generally considered borrowings for purposes of the new revolving credit agreement as they were under the prior agreement. The governments of Australia and New Zealand made advance payments of $104.3 million in connection with their SH-2G contracts in 1997 and those payments were fully secured by the corporation through the issuance of irrevocable letters of credit. At present, the face amount of these letters of credit has been reduced to $41.2 million in accordance with the terms of the relevant contracts. Further reductions are anticipated as certain contract milestones are achieved.

     For 2000, average bank borrowings were $2.3 million, compared to $3.3 million for 1999 and 1998.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
Kaman Corporation and Subsidiaries

Management believes that the corporation's cash flow from operations and available unused bank lines of credit under its revolving credit agreement will be sufficient to finance its working capital and other capital requirements for the foreseeable future.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking information relating to the corporation's business and prospects, including the SH-2G and K-MAX helicopter programs, aircraft structures and components, the industrial and music distribution businesses, operating cash flow, and other matters that involve a number of uncertainties that may cause actual results to differ materially from expectations. Those uncertainties include, but are not limited to: 1) political developments in countries where the corporation intends to do business; 2) standard government contract provisions permitting renegotiation of terms and termination for the convenience of the government; 3) economic and competitive conditions in markets served by the corporation, including industry consolidation in the United States and global economic conditions; 4) timing of satisfactory completion of the Australian SH-2G(A) program; 5) the timing, degree and scope of market acceptance for products such as a repetitive lift helicopter; 6) U.S. industrial production levels;
7) currency exchange rates, taxes, laws and regulations, inflation rates, general business conditions and other factors. Any forward-looking information should be considered with these factors in mind.

SELECTED QUARTERLY FINANCIAL DATA
Kaman Corporation and Subsidiaries
(In thousands except per share amounts)




                         First     Second    Third     Fourth    Total
                         Quarter   Quarter   Quarter   Quarter   Year
                         -------   -------   -------   -------   -----
NET SALES:
    2000                 $263,204  $259,610   $255,160 $253,260  $1,031,234
    1999                  252,734   249,483    245,247  247,940     995,404

GROSS PROFIT:
    2000                 $ 64,452  $ 63,482   $ 63,620 $ 65,416  $  256,970
    1999                   64,288    63,225     62,155   54,445     244,113

NET EARNINGS:
    2000                 $  8,556  $  9,271   $  9,535 $  9,558  $   36,920
    1999                    7,273     8,031      8,197    1,572      25,073

PER COMMON SHARE
- BASIC:
    2000                 $    .37  $    .40   $    .41 $    .43  $     1.61
    1999                      .31       .34        .35      .07        1.07

PER COMMON SHARE
- DILUTED:
    2000                 $    .36  $    .39   $    .40 $    .42  $     1.57
    1999                      .30       .33        .34      .07        1.05
                         ========  ========   ======== ========  ==========

The quarterly per common share-diluted amounts for 1999 do not equal the "Total Year" figure due to the calculation being anti-dilutive in the fourth quarter.

CONSOLIDATED BALANCE SHEETS
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)

December 31                                 2000           1999
-----------                                 ----           ----
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                $  48,157      $  76,249
   Accounts receivable                        212,374        156,173
   Inventories                                196,148        199,731
   Deferred income taxes                       18,550         21,100
   Other current assets                         6,771          6,858
                                            ---------      ---------
         Total current assets                 482,000        460,111
                                            ---------      ---------

PROPERTY, PLANT AND EQUIPMENT, NET             63,705         64,332
OTHER ASSETS                                    8,125          9,760
                                            ---------      ---------
TOTAL ASSETS                                $ 553,830      $ 534,203
                                            =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Notes payable                            $   2,060      $   2,854
   Current portion of long-term debt            1,660          1,660
   Accounts payable - trade                    58,057         48,760
   Accrued salaries and wages                   9,824          9,778
   Accrued vacations                            5,954          6,069
   Advances on contracts                       41,905         50,243
   Other accruals and payables                 49,766         45,073
   Income taxes payable                         4,116          3,937
                                            ---------      ---------
         Total current liabilities            173,342        168,374
                                            ---------      ---------

DEFERRED CREDITS                               23,556         22,906

LONG-TERM DEBT, EXCLUDING CURRENT PORTION      24,886         26,546




                             Page 14


CONSOLIDATED BALANCE SHEETS
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)

December 31                                 2000           1999
-----------                                 ----           ----
SHAREHOLDERS' EQUITY:
   Capital stock, $1 par value per share:
      Preferred stock, authorized
      700,000 shares:
         Series 2 preferred stock,
         6 1/2% cumulative convertible,
         authorized 500,000 shares,
         none outstanding                   --             --

   Common stock:
         Class A, authorized 48,500,000
         shares, nonvoting; $.10 per
         common share dividend preference;
         issued 23,066,260 shares in 2000
         and 1999                           23,066         23,066
         Class B, authorized 1,500,000
         shares, voting; issued 667,814
         shares in 2000 and 1999               668            668
   Additional paid-in capital               77,298         78,422
   Retained earnings                       251,526        224,702
   Unamortized restricted stock awards      (1,643)        (1,944)
   Accumulated other comprehensive
   income (loss)                              (749)          (625)
                                         ---------      ---------
                                           350,166        324,289

   Less 1,485,427 shares and 608,858
   shares of Class A common stock in
   2000 and 1999, respectively, held
   in treasury, at cost                    (18,120)        (7,912)
                                         ---------      ---------
         Total shareholders' equity        332,046        316,377
                                         ---------      ---------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                     $ 553,830      $ 534,203
                                         =========      =========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Kaman Corporation and Subsidiaries
(In thousands except per share amounts)

Year ended December 31           2000           1999           1998
----------------------           ----           ----           ----
REVENUES:
   Net sales                     $1,031,234     $ 995,404      $1,017,124
   Other                              1,092         1,773           1,465
                                 ----------      --------      ----------
                                  1,032,326       997,177       1,018,589
                                 ----------      --------      ----------

COSTS AND EXPENSES:
   Cost of sales*                   774,264       751,291         756,057
   Selling, general and
   administrative expense           202,319       201,807         210,969
   Restructuring costs               (1,680)        4,132              --
   Interest expense (income), net    (1,660)       (1,614)           (353)
   Other expense, net                 1,363         1,088           1,558
                                 ----------     ---------      ----------
                                    974,606       956,704         968,231
                                 ----------     ---------      ----------

EARNINGS BEFORE INCOME TAXES         57,720        40,473          50,358
INCOME TAXES                         20,800        15,400          20,350
                                 ----------     ---------      ----------
NET EARNINGS                    $    36,920     $  25,073      $   30,008
                                ===========     =========      ==========
PER SHARE:
   Net earnings per common
   share:
      Basic                     $      1.61     $    1.07      $     1.28
      Diluted                          1.57          1.05            1.23
   Dividends declared -
   common stock                         .44           .44             .44
                                ===========     =========      ==========

* Cost of sales for 1999 includes the write-off of inventory of $8,250 associated with the charge taken in the Industrial
Distribution segment.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Kaman Corporation and Subsidiaries
(In thousands except share amounts)

Year ended December 31               2000          1999          1998
----------------------               ----          ----          ----
SERIES 2 PREFERRED STOCK:
   Balance - beginning of year       $    --       $    --       $ 37,691
   Shares converted                       --            --        (37,691)
                                     -------       -------       --------
   Balance - end of year                  --            --             --
                                     -------       -------       --------

CLASS A COMMON STOCK:
   Balance - beginning of year        23,066        23,066         19,936
   Shares issued upon conversion          --            --          3,000
   Shares issued - other                  --            --            130
                                     -------       -------       --------
   Balance - end of year              23,066        23,066         23,066
                                     -------       -------       --------
CLASS B COMMON STOCK                     668           668            668
                                     -------       -------       --------

ADDITIONAL PAID-IN CAPITAL:
   Balance - beginning of year        78,422        78,899         42,876
   Conversion of Series 2
   preferred stock                        --            --         34,691
   Employee stock plans                 (897)         (463)           318
   Restricted stock awards              (227)          (14)         1,014
                                     -------       -------       --------
   Balance - end of year              77,298        78,422         78,899
                                     -------       -------       --------

RETAINED EARNINGS:
   Balance - beginning of year       224,702       209,920        190,336
   Net earnings                       36,920        25,073         30,008
   Dividends declared -
   common stock                      (10,096)      (10,291)       (10,424)
                                    --------      --------       --------
   Balance - end of year             251,526       224,702        209,920
                                   ---------      --------       --------

UNAMORTIZED RESTRICTED STOCK AWARDS:
   Balance - beginning of year        (1,944)       (1,500)        (1,147)
   Stock awards issued                  (516)       (1,288)          (949)
   Amortization of stock awards          817           844            596
                                   ---------     ---------      ---------
   Balance - end of year              (1,643)       (1,944)        (1,500)
                                   ---------     ---------      ---------

                             Page 17


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Kaman Corporation and Subsidiaries
(In thousands except share amounts)

Year ended December 31               2000          1999          1998
----------------------               ----          ----          ----
ACCUMULATED OTHER COMPREHENSIVE
INCOME (LOSS) :
   Balance - beginning of year          (625)         (774)          (320)
   Foreign currency translation
   adjustment*                          (124)          149           (220)
   Reclassification adjustment            --            --           (234)
                                   ---------     ---------      ---------
   Balance - end of year                (749)         (625)          (774)
                                   ---------     ---------      ---------

TREASURY STOCK:
   Balance - beginning of year        (7,912)         (785)           (30)
   Shares acquired in 2000 -
   1,126,888; 1999 - 802,721;
   1998 - 131,462                    (13,660)      (10,596)        (2,212)
   Shares reissued under
   various stock plans                 3,452         3,469          1,457
                                   ---------     ---------      ---------
   Balance - end of year             (18,120)       (7,912)          (785)
                                   ---------     ---------      ---------
TOTAL SHAREHOLDERS' EQUITY         $ 332,046     $ 316,377      $ 309,494
                                   =========     =========      =========

*    Comprehensive income is $36,796, $25,222 and $29,788 for
2000, 1999, and 1998, respectively.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Kaman Corporation and Subsidiaries
(In thousands except share amounts)

Year ended December 31             2000          1999          1998
----------------------             ----          ----          ----
CASH FLOWS FROM OPERATING
ACTIVITIES:
   Net earnings                    $  36,920     $  25,073     $  30,008
   Adjustments to reconcile
   net earnings to cash provided
   by (used in) operating
   activities:
      Depreciation and
      amortization                    11,630        11,998        11,068
      Restructuring costs             (1,680)        4,132            --

      Deferred income taxes              (75)         (800)          200
      Other, net                       6,551         3,690         2,805
      Changes in current assets
      and liabilities, net of
      effects of businesses sold:
         Accounts receivable         (56,201)       52,077       (21,974)
         Inventories*                  3,583         8,166        (8,412)
         Other current assets             87         2,591           768
         Accounts payable - trade      9,297        (2,811)        6,307
         Advances on contracts        (8,338)      (51,133)       (3,347)
         Accrued expenses and
         payables                      6,400        (8,449)       (3,054)
         Income taxes payable            179        (1,992)      (30,799)
                                   ---------     ---------     ---------
            Cash provided by
           (used in) operating
           activities                  8,353        42,542       (16,430)
                                   ---------     ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sale of businesses
   and other assets                       56           538         5,642
   Expenditures for property,
   plant and equipment               (11,044)      (10,964)      (19,184)
   Other, net                           (963)          194          (478)
                                   ---------     ---------     ---------
            Cash provided by
           (used in) investing
           activities                (11,951)      (10,232)      (14,020)
                                   ---------     ---------     ---------

                             Page 19


CONSOLIDATED STATEMENTS OF CASH FLOWS
Kaman Corporation and Subsidiaries
(In thousands except share amounts)


Year ended December 31             2000            1999            1998
----------------------             ----            ----            ----
CASH FLOWS FROM FINANCING
ACTIVITIES:
   Changes in notes payable             (794)           (287)         (2,406)
   Reduction of long-term debt        (1,660)         (1,660)         (1,661)
   Proceeds from exercise of
   employee stock plans                1,813           1,704           1,970
   Purchases of treasury stock       (13,660)        (10,596)         (2,212)
   Dividends paid - common stock     (10,193)        (10,352)        (10,085)
                                   ---------       ---------       ---------
            Cash provided by
            (used in) financing
            activities               (24,494)        (21,191)        (14,394)
                                   ---------       ---------       ---------

NET INCREASE (DECREASE)
IN CASH AND CASH EQUIVALENTS         (28,092)         11,119         (44,844)
CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR                     76,249          65,130         109,974
                                   ---------       ---------       ---------
CASH AND CASH EQUIVALENTS
AT END OF YEAR                     $  48,157       $  76,249       $  65,130
                                   =========       =========       =========

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:

During 1998, holders of the corporation's Series 2 preferred stock converted 188,456 shares into 3,000,174 shares of Class A common stock.

* The change in inventories for 1999 includes the write-off of inventory of $8,250 associated with the charge taken in the Industrial Distribution segment.

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Kaman Corporation and Subsidiaries
December 31, 2000, 1999 and 1998
(In thousands except share and per share amounts)


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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Kaman Corporation and Subsidiaries
December 31, 2000, 1999 and 1998
(In thousands except share and per share amounts)


depreciation are eliminated and any gain or loss is credited or charged against income.

     Maintenance and repair items are charged against income as incurred, whereas renewals and betterments are capitalized and depreciated.

Research and Development - Research and development costs not specifically covered by contracts are charged against income as incurred. Such costs amounted to $5,463 in 2000, $4,877 in 1999, and $8,534 in 1998.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled.

Recent Accounting Pronouncements - Effective December 31, 2000, the corporation adopted Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." Therefore, freight charged to customers in the Industrial Distribution and Music Distribution segments is now included in sales rather than as an offset to freight expense. Freight charged to customers was $14,036, $12,944 and $12,583 for 2000, 1999 and 1998, respectively.
In addition, any freight expense previously recorded as part of selling, general and administrative expenses has been reclassified to cost of sales. All prior amounts have been restated to conform to the current presentation.

RESTRUCTURING COSTS

In connection with the Industrial Distribution segment's initiatives to streamline operational structure and increase efficiency, the segment took a pretax charge of $12,382 ($7,670 after taxes or $.32 per share diluted) in the fourth quarter of 1999. The costs associated with the reorganization of operations, consolidation of branches and the closure of other facilities totaled $4,132. The write-off of excess inventory totaled $8,250 and is included in cost of sales.

     Of the total restructuring charge, approximately $1,300 related to severance costs for approximately 65 branch operations and regional management employees that the segment expected to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Kaman Corporation and Subsidiaries
December 31, 2000, 1999 and 1998
(In thousands except share and per share amounts)


separate from service in 2000. The remaining balance of the restructuring charge related to costs to close down 10 branches and three other facilities in 2000.

     In the fourth quarter of 2000, the segment determined that the cost for severance and facilities would be $1,680 lower than originally planned and as a result, the segment recorded a favorable change in estimate of that amount. The reduction in severance costs of $686 is principally due to certain employees transferring to other positions within the segment, which decreased the number of people separated from service to 47. The reduction in facilities costs of $994 is the result of favorable lease terminations and more rapid exit from the various locations.

ACCOUNTS RECEIVABLE
Accounts receivable consist of the following:

December 31                                2000          1999
-----------                                ----          ----
Trade receivables, net of allowance
   for doubtful accounts of $4,636
   in 2000, $4,519 in 1999                 $ 72,248      $75,377

U.S. Government contracts:
   Billed                                     6,996        9,938
   Recoverable costs and accrued
     profit - not billed                     22,954       24,611

Commercial and other government contracts:
   Billed                                    33,510       20,419
   Recoverable costs and accrued
   profit - not billed                       76,666       25,828
                                           --------     --------
     Total                                 $212,374     $156,173
                                           ========     ========

Recoverable costs and accrued profit - not billed represent costs incurred on contracts which will become billable upon future deliveries, achievement of specific contract milestones or completion of engineering and service type contracts. Management estimates that approximately $1,328 of such costs and accrued profits at December 31, 2000 will be collected after one year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Kaman Corporation and Subsidiaries
December 31, 2000, 1999 and 1998
(In thousands except share and per share amounts)

INVENTORIES

Inventories are comprised as follows:

December 31                               2000         1999
-----------                               ----         ----
Merchandise for resale                    $ 88,640     $ 89,184
Contracts in process:
   U.S. Government                           3,723        4,951
   Commercial                               10,312        7,844
Other work in process (including
   certain general stock materials)         51,883       39,192
Finished goods                              41,590       58,560
                                          --------     --------
   Total                                  $196,148     $199,731
                                          ========     ========

Included above in other work in process and finished goods at December 31, 2000 and 1999 is K-MAX inventory of $78,638 and $87,384, respectively.

    The aggregate amounts of general and administrative costs allocated to contracts in process during 2000, 1999 and 1998 were $53,387, $49,752, and $55,178, respectively.

     The estimated amounts of general and administrative costs remaining in contracts in process at December 31, 2000 and 1999 amount to $2,115, and $1,138, respectively, and are based on the ratio of such allocated costs to total costs incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Kaman Corporation and Subsidiaries
December 31, 2000, 1999 and 1998
(In thousands except share and per share amounts)


PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment are recorded at cost and summarized as follows:

December 31                             2000          1999
-----------                             ----          ----
Land                                    $  6,230      $  6,212
Buildings                                 34,637        34,640
Leasehold improvements                    14,979        13,605
Machinery, office furniture
   and equipment                         115,049       112,297
                                        --------      --------
   Total                                 170,895       166,754
Less accumulated depreciation
   and amortization                      107,190       102,422
                                        --------      --------
Property, plant and equipment, net      $ 63,705      $ 64,332
                                        ========      ========

CREDIT ARRANGEMENTS -
SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Revolving Credit Agreement - On November 13, 2000, the corporation entered into a new revolving credit agreement with several banks to replace its then existing revolving credit agreement. The new agreement has a maximum unsecured line of credit of $225,000 which consists of a $150,000 commitment expiring in November 2005 and a $75,000 commitment under a "364 Day" arrangement which is renewable annually for an additional 364 days. Outstanding letters of credit at November 13, 2000, were transferred to the new revolving credit agreement at that time and are also considered to be indebtedness under the new agreement.

Short-Term Borrowings - Under its revolving credit agreement, the corporation has the ability to borrow funds on both a short-term and long-term basis. The corporation also has arrangements with other banks, generally to borrow funds on a short-term basis with interest at current market rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Kaman Corporation and Subsidiaries
December 31, 2000, 1999 and 1998
(In thousands except share and per share amounts)

     Short-term borrowings outstanding are as follows:

December 31                     2000        1999
-----------                     ----        ----
Revolving credit agreement      $   --      $   --
Other credit arrangements        2,060       2,854
                                ------      ------
   Total                        $2,060      $2,854
                                ======      ======

Long-Term Debt - The corporation has long-term debt as follows:

December 31                              2000         1999
-----------                              ----         ----
Revolving credit agreement               $    --      $    --
Convertible subordinated debentures       26,546       28,206
                                         -------      -------
   Total                                  26,546       28,206
Less current portion                       1,660        1,660
                                         -------      -------
   Total excluding current portion       $24,886      $26,546
                                         =======      =======

Restrictive Covenants - The most restrictive of the covenants contained in the new revolving credit agreement requires the corporation to have EBITDA, as defined, at least equal to 300% of interest expense and a ratio of consolidated total indebtedness to total capitalization of not more than 55%.

Certain Letters of Credit - The face amounts of irrevocable letters of credit issued under the corporation's revolving credit agreement totaled $41,195 and $47,208 at December 31, 2000 and 1999, respectively.

Convertible Subordinated Debentures - The corporation issued its 6% convertible subordinated debentures during 1987. The debentures are convertible into shares of the Class A common stock of Kaman

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Kaman Corporation and Subsidiaries
December 31, 2000, 1999 and 1998
(In thousands except share and per share amounts)

Corporation at any time on or before March 15, 2012 at a conversion price of $23.36 per share at the option of the holder unless previously redeemed by the corporation. Pursuant to a sinking fund requirement that began March 15, 1997, the corporation redeems $1,660 of the outstanding principal amount of the debentures annually. The debentures are subordinated to the claims of senior debt holders and general creditors. These debentures have a fair value of $23,095 at December 31, 2000 based upon current market prices.

Long-Term Debt Annual Maturities - The aggregate amounts of annual maturities of long-term debt for each of the next five years is $1,660.

Interest Payments - Cash payments for interest were $2,407, $2,426 and $2,565 for 2000, 1999 and 1998, respectively.

ADVANCES ON CONTRACTS

Advances on contracts include customer advances together with customer payments and billings associated with the achievement of certain contract milestones in excess of costs incurred for SH-2G helicopter contracts. Virtually all of the customer advances continue to be secured by letters of credit. It is anticipated that the advances on contracts along with the face amounts of these letters of credit will be further reduced as various contract milestones are achieved.

INCOME TAXES

The components of income taxes are as follows:

                     2000           1999           1998
                     ----           ----           ----
Current:
   Federal           $ 17,690       $ 13,824       $ 15,650
   State                3,185          2,376          4,500
                     --------       --------       --------
                       20,875         16,200         20,150
                     --------       --------       --------
Deferred:
   Federal                (65)          (650)           150
   State                  (10)          (150)            50
                     --------       --------       --------
                          (75)          (800)           200
                     --------       --------       --------
   Total             $ 20,800       $ 15,400       $ 20,350
                     ========       ========       ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Kaman Corporation and Subsidiaries
December 31, 2000, 1999 and 1998
(In thousands except share and per share amounts)

The components of the deferred tax assets and deferred tax liabilities are presented below:

December 31                               2000        1999
-----------                               ----        ----
Deferred tax assets:
   Long-term contracts                    $  1,547    $  1,474
   Deferred employee benefits               14,539      14,309
   Inventory                                 4,435       4,619
   Accrued liabilities and other items       6,504       7,698
                                          --------     -------
     Total deferred tax assets              27,025      28,100
                                          --------    --------
Deferred tax liabilities:
   Depreciation and amortization            (6,540)     (7,834)
   Other items                              (3,910)     (3,766)
                                          --------     --------

    Total deferred tax liabilities         (10,450)    (11,600)
                                          --------    --------
     Net deferred tax asset               $ 16,575    $ 16,500
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

     The provisions for federal income taxes approximate the amounts computed by applying the U.S. federal income tax rate to earnings before income taxes after giving effect to state income taxes. The consolidated effective tax rate was lower due to the reversal of prior years' tax accruals of $1,534 and $1,250 in 2000 and 1999, respectively, as a result of the corporation's ongoing assessment of its open tax years. Cash payments for income taxes were $20,611, $18,204 and $51,590 in 2000, 1999 and 1998, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Kaman Corporation and Subsidiaries
December 31, 2000, 1999 and 1998
(In thousands except share and per share amounts)

PENSION PLAN

The corporation has a non-contributory defined benefit pension plan covering all of its full-time U.S. employees upon their completion of hours of service requirements. Benefits under this plan are generally based upon an employee's years of service and compensation levels during employment with an offset provision for social security benefits. It is the corporation's policy to fund pension costs accrued. Plan assets are invested in a diversified portfolio consisting of equity and fixed income securities (including $12,868 of Class A common stock of Kaman Corporation at December 31, 2000).

     The pension plan costs were computed using the projected unit credit actuarial cost method and include the following components:

                                   2000       1999      1998
                                   ----       ----      ----
Service cost for benefits earned
   during the year                 $  9,528   $  9,837  $  8,794
Interest cost on projected
   benefit obligation                21,688     20,348    19,648
Expected return on plan assets      (29,050)   (25,998)  (22,757)
Net amortization and deferral        (2,635)    (1,909)   (1,909)
                                   --------   --------   --------

Net pension cost (income)          $   (469)  $  2,278  $  3,776
                                   ========   ========  ========

The change in actuarial present value of the projected benefit obligation is as follows:

December 31                          2000            1999
-----------                          ----            ----
Projected benefit obligation at
   beginning of year                 $ 299,228       $ 297,516
Service cost                             9,528           9,837
Interest cost                           21,688          20,348
Actuarial liability (gain) loss         (2,091)        (13,442)
Benefit payments                       (16,080)        (15,031)
                                     ---------       ---------
Projected benefit obligation at
   end of year                       $ 312,273       $ 299,228
                                     =========       =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Kaman Corporation and Subsidiaries
December 31, 2000, 1999 and 1998
(In thousands except share and per share amounts)

The actuarial liability gain of $2,091 for 2000 is attributable to variations from anticipated experience while the actuarial liability gain of $13,442 for 1999 consists principally of adjustments for changes in the discount rate and average rate of increase in compensation levels.

The change in fair value of plan assets is as follows:

December 31                         2000            1999
-----------                         ----            ----
Fair value of plan assets at
   beginning of year                $ 415,358       $ 362,758
Actual return on plan assets           14,796          65,252
Employer contribution                     379           2,379
Benefit payments                      (16,080)        (15,031)
                                    ---------       ---------
Fair value of plan assets
   at end of year                   $ 414,453       $ 415,358
                                    =========       =========
Excess of assets over projected
   benefit obligation               $ 102,180       $ 116,130
Unrecognized prior service cost          (290)           (345)
Unrecognized net gain                (100,097)       (112,987)
Unrecognized net transition asset      (1,854)         (3,707)
                                    ---------       ---------
Accrued pension cost                $      61       $     909
                                    =========       =========

The actuarial assumptions used in determining the funded status of the pension plan are as follows:

December 31                            2000           1999
-----------                            ----           ----
Discount rate                          7.5  %         7.5  %
Expected return on plan assets         8.625%         8.625%
Average rate of increase in
   compensation levels                 4.5  %         4.5  %
                                       =====          =====

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Kaman Corporation and Subsidiaries
December 31, 2000, 1999 and 1998
(In thousands except share and per share amounts)

     The corporation also has a thrift and retirement plan in which all employees meeting the eligibility requirements may participate. Employer matching contributions are currently made to the plan with respect to a percentage of each participant's pretax contribution. Effective January 1, 2000, certain participating subsidiaries increased their employer contributions to fifty cents ($.50), up from twenty five cents ($.25), for each dollar that a participant contributed, up to 5% of compensation. Employer contributions to the plan totaled $3,514, $1,691 and $1,683 in 2000, 1999, and 1998, respectively.

COMMITMENTS AND CONTINGENCIES

Rent commitments under various leases for office space, warehouse, land and buildings expire at varying dates from January 2001 to December 2010. Certain annual rentals are subject to renegotiation, with certain leases renewable for varying periods. Lease periods for machinery and equipment vary from 1 to 5 years.

     Substantially all real estate taxes, insurance and maintenance expenses are obligations of the corporation. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

     The following future minimum rental payments are required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2000:

2001            $13,295
2002              7,421
2003              3,555
2004              2,356
2005              1,389
Thereafter        2,306
                -------

Total           $30,322
                =======

     Lease expense for all operating leases, including leases with terms of less than one year, amounted to $14,710, $15,413 and $14,683 for 2000, 1999 and 1998, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Kaman Corporation and Subsidiaries
December 31, 2000, 1999 and 1998
(In thousands except share and per share amounts)

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

     One such matter involves Litton Guidance and Control Systems, a division of Litton Systems, Inc. and Litton Industries, Inc., which has been a major subcontractor for both the Australia and New Zealand SH-2G Helicopter programs, being responsible for providing avionics system hardware and integration software. In addition, Litton has been the designer and integrator of the ITAS system specific to the Australia program. Litton had stated that it was incurring additional costs to perform its fixed price contract with the corporation for the Australia program and submitted claims for such costs to the corporation during 2000. The corporation's evaluation of the matter was different from Litton's and the corporation had, in turn, submitted claims to Litton. In an effort to resolve the entire matter, the parties conducted a mediation in early February 2001. As a result of that process, the parties arrived at an agreement in principle, under which the corporation will make certain milestone payments to Litton as it completes work on hardware and certain software contemplated under the fixed price contract and Litton will release its claims against the corporation. In return, Litton will transfer to the corporation a software integration laboratory, software and intellectual property rights and the corporation will release its claims against Litton. In addition, upon performance of the items described above, Litton's significant project responsibilities for the Australia program will end and the corporation will assume responsibility for several remaining elements of the project.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Kaman Corporation and Subsidiaries
December 31, 2000, 1999 and 1998
(In thousands except share and per share amounts)

                                    2000       1999       1998
                                    ----       ----       ----
Earnings per common share - basic
   Earnings applicable to
     common stock                   $36,920    $25,073    $30,008
                                    =======    =======    =======
   Weighted average shares
     outstanding (000)               22,936     23,468     23,407
                                    =======    =======    =======
   Earnings per common
     share - basic                  $  1.61    $  1.07    $  1.28
                                    =======    =======    =======
Earnings per common share - diluted
   Earnings applicable
     to common stock                $36,920    $25,073    $30,008
   Plus:
     After-tax interest savings on
       convertible debentures         1,031      1,046      1,075
                                    -------    -------    -------
   Earnings applicable to common
     stock assuming conversion      $37,951    $26,119    $31,083
                                    =======    =======    =======
   Weighted average shares
     outstanding (000)               22,936     23,468     23,407
   Plus shares issuable on:
     Conversion of Series 2
       preferred stock                   --         --        282
     Conversion of 6% convertible
       debentures                     1,151      1,221      1,293
     Exercise of dilutive options        81        121        253
                                    -------    -------    -------
   Weighted average shares
     outstanding assuming
       conversion (000)              24,168     24,810     25,235
                                    =======    =======    =======
     Earnings per common
       share - diluted              $  1.57    $  1.05    $  1.23
                                    =======    =======    =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Kaman Corporation and Subsidiaries
December 31, 2000, 1999 and 1998
(In thousands except share and per share amounts)

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

STOCK PLANS

Employees Stock Purchase Plan - The Kaman Corporation Employees Stock Purchase Plan allows employees to purchase Class A common stock of the corporation, through payroll deductions, at 85% of the market value of shares at the time of purchase. The plan provides for the grant of rights to employees to purchase a maximum of 1,500,000 shares of Class A common stock. There are no charges or credits to income in connection with the plan. During 2000, 145,485 shares were issued to employees at prices ranging from $7.76 to $13.60 per share. During 1999, 140,620 shares were issued to employees at prices ranging from $9.03 to $13.49 per share. During 1998, 115,374 shares were issued to employees at prices ranging from $12.43 to $16.47 per share. At December 31, 2000, there were approximately 1,088,000 shares available for offering under the plan.

Stock Incentive Plan - The corporation maintains a Stock Incentive Plan which includes a continuation and extension of a predecessor stock incentive program. The Stock Incentive Plan provides for the grant of non-statutory stock options, incentive stock options, restricted stock awards and stock appreciation rights primarily to officers and other key employees. The number of shares of Class A common stock reserved for issuance under this plan is 2,210,000 shares.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Kaman Corporation and Subsidiaries
December 31, 2000, 1999 and 1998
(In thousands except share and per share amounts)



     Restricted stock awards were made for 62,500 shares at prices ranging from $10.31 to $10.75 per share in 2000, 91,000 shares at prices ranging from $11.81 to $14.50 per share in 1999 and 62,500 shares at prices ranging from $17.00 to $19.25 per share in 1998. At December 31, 2000, there were 161,000 shares remaining subject to restrictions pursuant to these awards. Stock appreciation rights were issued for 130,000 shares at $10.31 in 2000, 270,000 shares at prices ranging from $14.13 to $14.50 per share in 1999 and 165,000 shares at $17.00 per share in 1998, to be settled only for cash. The corporation recorded $1,732 of expense in 2000, income of $703 in 1999 due to the grant price being higher than the year end market price and $203 of expense in 1998 for these stock appreciation rights.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Kaman Corporation and Subsidiaries
December 31, 2000, 1999 and 1998
(In thousands except share and per share amounts)

Stock option activity is as follows:

                                                  Weighted-Average
                                                     Exercise
Stock options outstanding:             Options        Price
--------------------------             -------        -----
Balance at January 1, 1998                791,080          10.50
   Options granted                        205,000          17.00
   Options exercised                      (79,845)          8.94
   Options cancelled                     (121,415)         10.56
                                       ----------    -----------
Balance at December 31, 1998              794,820          12.32
   Options granted                        312,800          14.38
   Options exercised                      (26,760)          9.56
   Options cancelled                      (39,850)         14.25
                                       ----------    -----------
Balance at December 31, 1999            1,041,010          12.94
   Options granted                        225,500          10.31
   Options exercised                      (75,360)          8.86
   Options cancelled                     (121,170)         13.65
                                       ----------    -----------
Balance at December 31, 2000            1,069,980          12.59
                                       ==========    ===========
Weighted average contractual life
   remaining at December 31, 2000              6.7 years
                                              ===========

Range of exercise prices for options   $     8.00-   $     12.51-
   outstanding at December 31, 2000    $    12.50    $     17.00
                                       ----------    -----------
Options outstanding                       511,880        558,100
Options exercisable                       278,700        193,510
Weighted average contractual remaining
   life of options outstanding          5.9 years      7.5 years
Weighted average exercise price:
   Options outstanding                 $    10.08    $     14.89
   Options exercisable                 $     9.88    $     14.85
                                       ==========    ===========

As of December 31, 1999 and 1998, there were 438,720 and 349,950 options exercisable, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Kaman Corporation and Subsidiaries
December 31, 2000, 1999 and 1998
(In thousands except share and per share amounts)




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

                                  2000        1999        1998
                                  ----        ----        ----
Net earnings:
   As reported                    $36,920     $25,073     $30,008
   Pro forma                       36,288      24,497      29,534
Earnings per common share
- basic:
   As reported                       1.61        1.07        1.28
   Pro forma                         1.58        1.04        1.26
Earnings per common share
- diluted:
   As reported                       1.57        1.05        1.23
   Pro forma                         1.55        1.03        1.22
                                  -------     -------     -------

The fair value of each option grant is estimated on the date of grant by using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 2000, 1999, and 1998:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Kaman Corporation and Subsidiaries
December 31, 2000, 1999 and 1998
(In thousands except share and per share amounts)

                             2000         1999        1998
                             ----         ----        ----
Expected dividend yield         4.3%         3.1%        2.6%
Expected volatility            38.0%        34.0%       31.0%
Risk-free interest rate         6.5%         5.3%        5.6%
Expected option lives        8 years      8 years     8 years
Per share fair value of
   options granted           $  3.35      $  4.75     $  5.78
                             =======      =======     =======

SEGMENT INFORMATION

The corporation reports results in three business segments --
Aerospace, Industrial Distribution and Music Distribution.

     The Aerospace segment consists primarily of aerospace related business for global government and commercial markets, including the retrofit of SH-2 helicopters from the SH-2F to the SH-2G configuration as well as support services, logistics and spare parts for that helicopter; manufacture of the K-MAX helicopter together with spare parts and technical support; subcontract work consisting of fabrication of aircraft structures; and production of components, including self-lubricating bearings and couplings.

     The Industrial Distribution segment provides replacement parts, including bearings, power transmission, motion control and materials handling components to nearly every sector of industry in North America, along with industrial engineering support services. Operations are conducted from many locations across the United States and British Columbia, Canada. In 1999, the segment took a pretax charge of $12,382 to write-off inventory and streamline its operational structure and increase efficiency. During 2000, $1,680 of this pretax charge was unused and added back to operating profit.

     The Music Distribution segment consists of distribution of musical instruments and accessories in the U.S. and abroad through offices in the U.S. and Canada. Music operations also include some manufacture of guitars.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Kaman Corporation and Subsidiaries
December 31, 2000, 1999 and 1998
(In thousands except share and per share amounts)

   Summarized financial information by business segment is as follows:

                                 2000        1999        1998
                                 ----        ----        ----
Net sales:
   Aerospace                     $ 381,932   $ 371,757   $ 382,697
   Industrial Distribution         520,779     505,261     514,379
   Music Distribution              128,523     118,386     120,048
                                ----------   ----------   --------
                                $1,031,234   $ 995,404  $1,017,124
                               ===========   =========  ==========
Operating profit:
   Aerospace                    $   44,236   $  44,023  $   43,304
   Industrial Distribution          22,902       2,908      18,550
   Music Distribution                7,441       5,627       5,315
                                ----------   ---------  ----------
                                    74,579      52,558      67,169
Interest, corporate and other
   expense, net                    (16,859)    (12,085)    (16,811)
                                ----------   ---------  ----------
Earnings before income taxes    $   57,720   $  40,473  $   50,358
                                ==========   =========  ==========
Identifiable assets:
   Aerospace                    $  307,762   $ 251,443  $  294,566
   Industrial Distribution         137,297     141,913     160,873
   Music Distribution               53,444      53,714      54,577
   Corporate                        55,327      87,133      77,214
                                ----------   ---------  ----------
                                $  553,830   $ 534,203  $  587,230
                                ==========   =========  ==========
Capital expenditures:
   Aerospace                    $    6,110   $   6,631   $  11,369
   Industrial Distribution           2,947       2,398       3,568
   Music Distribution                  812       1,773       1,770
   Corporate                         1,175         162       2,477
                                 ---------    --------   ---------
                                $   11,044    $ 10,964   $  19,184
                                ==========    ========   =========
Depreciation and amortization:
   Aerospace                    $    5,875    $  5,963   $   5,586
   Industrial Distribution           3,138       3,395       3,077
   Music Distribution                1,490       1,508       1,317
   Corporate                         1,127       1,132       1,088
                                 ---------    --------   ---------
                                $   11,630    $ 11,998   $  11,068
                                ==========    ========   =========

                             Page 39



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Kaman Corporation and Subsidiaries
December 31, 2000, 1999 and 1998
(In thousands except share and per share amounts)


                                 2000        1999        1998
                                 ----        ----        ----
Geographic information - sales:
   United States                $  789,533    $737,023   $ 793,544
   Australia/New Zealand           186,537     200,796     158,068
   Canada                           29,455      28,724      35,438
   Europe                           12,765      11,590      11,980
   Japan                             6,862      10,172       9,527
   Other                             6,082       7,099       8,567
                                 ---------    --------   ---------
                                $1,031,234    $995,404  $1,017,124
                                ==========    ========  ==========

Operating profit is total revenues less cost of sales and selling, general and administrative expense other than general corporate expense.

     Identifiable assets are year-end assets at their respective net carrying value segregated as to segment and corporate use.
Corporate assets are principally cash and cash equivalents and net property, plant and equipment.

     Net sales by the Aerospace segment made under contracts with U.S. Government agencies (including sales to foreign governments through foreign military sales contracts with U.S. Government agencies) account for $81,519 in 2000, $72,285 in 1999 and $92,539 in 1998.

     Sales made by the Aerospace segment under a contract with one customer were $130,285, $145,006 and $119,222 in 2000, 1999 and
1998, respectively.

REPORT OF INDEPENDENT AUDITORS
Kaman Corporation and Subsidiaries



KPMG LLP
Certified Public Accountants
One Financial Plaza
Hartford, Connecticut 06103


THE BOARD OF DIRECTORS AND SHAREHOLDERS
KAMAN CORPORATION:

     We have audited the accompanying consolidated balance sheets of Kaman Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2000. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kaman Corporation and subsidiaries at December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.



KPMG LLP

February 5, 2001