Form 10-K, Exhibit 13
period 2001-12-31
KAMAN CORP
filed 2002-03-14
CIK 54381

FIVE-YEAR SELECTED FINANCIAL DATA
Kaman Corporation and Subsidiaries
(In thousands except per share amounts, shareholders and employees)


                          2001       2000       1999      1998    1997
---------------------------------------------------------------------------
OPERATIONS:
 Revenues            $  876,945 $1,032,326 $  997,177 $1,018,589 $1,056,289
 Cost of sales          673,782    774,264    751,291    756,057    801,088
 Selling, general and
  administrative
  expense               188,752    202,319    201,807    210,969    207,120
 Restructuring costs        --      (1,680)     4,132        --         --
 Operating income        14,411     57,423     39,947     51,563     48,081
 Net gain on sale of
  businesses                --         --         --         --      80,351
 Interest expense
  (income), net             623     (1,660)    (1,614)      (353)     7,894
 Other expense
  (income), net          (1,876)     1,363      1,088      1,558        234
 Earnings before
  income taxes           15,664     57,720     40,473     50,358    120,304
 Income taxes             3,950     20,800     15,400     20,350     49,800
 Net earnings            11,714     36,920     25,073     30,008     70,504

FINANCIAL POSITION:
 Current assets       $ 442,651 $  482,000  $ 460,111 $  516,504 $  535,304
 Current liabilities    141,260    173,342    168,374    228,975    259,525
 Working capital        301,391    308,658    291,737    287,529    275,779
 Property, plant and
  equipment, net         60,769     63,705     64,332     65,773     57,625
 Total assets           521,946    553,830    534,203    587,230    598,161
 Long-term debt          23,226     24,886     26,546     28,206     29,867
 Shareholders' equity   333,581    332,046    316,377    309,494    290,010

PER SHARE AMOUNTS:
 Net earnings per
  common share - basic $    .52 $     1.61  $    1.07  $    1.28 $     3.53
 Net earnings per
  common share - diluted    .52       1.57       1.05       1.23       2.86
 Dividends declared -
  Series 2 preferred stock   --         --         --         --      13.00
 Dividends declared -
  common stock              .44        .44        .44        .44        .44
 Shareholders' equity -
  common stock            14.97      14.92      13.68      13.07      12.25
 Market price range       19.50      17.75      16.13      20.38      20.38
                          10.90       8.77      10.06      13.00      12.00



                             Page 1


FIVE-YEAR SELECTED FINANCIAL DATA
Kaman Corporation and Subsidiaries
(In thousands except per share amounts, shareholders and employees)

AVERAGE COMMON SHARES OUTSTANDING:
 Basic                   22,364     22,936     23,468     23,407     18,941
 Diluted                 23,649     24,168     24,810     25,235     25,108

GENERAL STATISTICS:
 Registered shareholders  5,869      6,136      6,522      6,921      7,291
   Employees              3,780      3,825      4,016      4,276      4,318
=============================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Kaman Corporation and Subsidiaries


RESULTS OF OPERATIONS

Consolidated revenues were $876.9 million for 2001, compared to approximately $1.0 billion for 2000 and 1999. Results for 2001 were adversely impacted by a second quarter sales and pre-tax earnings adjustment of $31.2 million attributable to the Aerospace segment and the phase-down of the Australia and New Zealand SH-2G helicopter programs, as well as a yearlong national economic decline that affected each of the corporation's business segments, but particularly the Industrial Distribution segment.

         Substantially all of the Aerospace segment adjustment is associated with a change in estimated costs to complete the SH-2G(A) helicopter program for Australia. This adjustment has had the effect of lowering the profit rate on the Australia program. The cost growth is related to a contract dispute settlement with Litton Guidance and Control Systems (now part of Northrop Grumman) regarding development of an advanced Integrated Tactical Avionics System (ITAS) that is unique to this particular contract. The corporation has replaced Litton with two subcontractors for the balance of the ITAS software development work.

         For 2000, all segments had increased revenues. In the Aerospace segment, helicopter programs and the aerostructure and helicopter subcontracting businesses were significant revenue contributors. The Industrial Distribution segment benefited from healthy market conditions and internal efficiency initiatives and Music Distribution segment results reflected improvement in domestic markets and some increase in demand internationally. Results for 1999 reflected the Aerospace segment's ongoing performance of Australia and New Zealand SH-2G contracts, offset by lower revenues in the K-MAX helicopter program and in the aerostructure and helicopter subcontracting businesses.

         Aerospace segment net sales decreased 21.0% in 2001 compared to an increase of 2.7% in 2000 and a decrease of 2.9% in 1999. The decrease in 2001 is due to the sales and pre-tax earnings adjustment described above, the tapering off of revenues from the SH-2G program as the Australia and New
Zealand programs mature, and lower K-MAX program sales.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Kaman Corporation and Subsidiaries

         The Aerospace segment's programs include the SH-2G multi-mission maritime helicopter and the K-MAX medium-to-heavy external lift helicopter, along with spare parts and support (which together currently constitute about 40% of segment sales), aerostructure and helicopter subcontract work as well as manufacture of components such as self-lubricating bearings and driveline couplings for aircraft applications (currently about 40% of segment sales) and advanced technology products (currently about 20% of segment sales).

         The SH-2G helicopter represents virtually all of the segment's helicopter program sales and generally consists of retrofit of the corporation's SH-2F helicopters to the SH-2G configuration or refurbishment of existing SH-2G helicopters. The SH-2, including its F and G configurations, was originally manufactured for the U.S. Navy. The SH-2G aircraft is currently operational with the Egyptian Air Force and the corporation is performing retrofit work under commercial contracts with the governments of Australia and New Zealand.

         The program for New Zealand involves five (5) aircraft, and support, for the Royal New Zealand Navy. The contract has an anticipated value of about $186 million (US), of which about 94% has now been recorded as revenue. The corporation has delivered three SH-2G(NZ) helicopters, two of which have been provisionally accepted, and a fourth will be shipped pending completion of testing at the corporation's facilities in Bloomfield, CT, with final acceptance of all four aircraft expected to follow thereafter. The fifth aircraft, which represents the exercise of an option under the contract, is currently scheduled for delivery before the end of 2002.

         The program for Australia involves eleven (11) helicopters with support, including a support services facility, for the Royal Australian Navy. The total contract has an anticipated value of about $700 million (US). The helicopter production portion of the work is valued at $580 million, of which about 85% has now been recorded as revenue. Six aircraft are currently in-country; two are operational and the others are in the final stages of assembly. These aircraft were shipped without the full ITAS software.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Kaman Corporation and Subsidiaries

     One result of the process of negotiating new subcontracts for production of the full ITAS software has been that Kaman will have responsibility for aircraft integration testing (a task previously subcontracted to Litton). This new responsibility along with the estimated time frame for the subcontractors' development of the full ITAS software suggests that there will be a longer delay than previously anticipated in delivery of the full ITAS software to Australia. The corporation is working with the Royal Australian Navy to develop a process that will allow for phased acceptance and delivery of the aircraft without the full ITAS, and subsequent installation of the full software. When so equipped, the SH-2G(A) helicopter will have the most sophisticated, integrated cockpit and weapons system available in an intermediate weight helicopter.

         The corporation is actively pursuing opportunities for the SH-2G helicopter in the international defense market, enhancing familiarization with the SH-2G's capabilities among various governments around the world. The corporation is currently in discussions with the Egyptian government concerning a requirement for six search and rescue helicopters and with the United States government about a program for refurbishment of four existing SH-2G aircraft for the Polish Navy, along with future training and support. Management believes that the aircraft is in a good competitive position to meet the specialized needs of navies around the world that operate smaller ships for which the SH-2G is ideally sized, while also recognizing that this market is highly competitive and influenced by economic and political conditions.

         The corporation also maintains a consignment of the U.S.
Navy's inventory of SH-2 spare parts under a multi-year agreement that provides the ability to utilize certain inventory for support of the corporation's other SH-2 programs.

         The K-MAX helicopter program, which began in 1994 and for which the corporation maintains a substantial inventory, has experienced significant market difficulties in the past several years, due partly to conditions in the commercial logging industry, the aircraft's principal application to date. While the corporation continues to pursue a strategy of refocusing K-MAX sales development on global market opportunities in industry and government, those efforts have met with limited success. There were no sales of the K-MAX helicopter during 2001, other than three aircraft that were part of the five aircraft order received from the U.S. State Department in late 2000. Management is in the process of evaluating the amount of time and further investment that could be required to achieve successful sales development and profitability for the program.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Kaman Corporation and Subsidiaries

     The Aerospace segment also performs aerostructure and helicopter subcontract work for a variety of aerospace manufacturing programs. Aerostructure subcontract work focuses on commercial and military aircraft programs, including wing structures and components for commercial airliners, major structural assemblies for military transports, aircraft thrust reversers, business jet subassembly components; and the manufacture of proprietary self-lubricating bearings for use in aircraft flight controls, turbine engines and landing gear, as well as driveline couplings for helicopters. Helicopter subcontract work includes helicopter airframes, composite rotor blades, and component work. Current aerostructure and helicopter subcontract programs include production of wing structures and various components for virtually all Boeing commercial aircraft, fuselages and rotor blades for MD Helicopters, and components for military aircraft such as the C-17 military transport, the F-22 fighter and the Comanche helicopter. As Boeing is the largest customer of the segment's subcontract business, management is monitoring the drop off in commercial aircraft orders and the impact this may have on production in the next two years.

         In December 2001 the corporation acquired Plastic Fabricating Company, Inc., a Wichita, Kansas manufacturer of composite parts and assemblies for aerospace applications. This acquisition provides the segment with a presence in one of the largest aerospace manufacturing areas in the United States and complements its existing composites and metal bonding operations.

         The Aerospace segment also produces advanced technology products, including safe, arm and fuzing devices for several missile programs; high reliability memory systems for airborne, shipboard, and ground-based programs; precision non-contact measuring systems for industrial and scientific use; high-performance microwave cable assemblies for aircraft electronic warfare devices and other applications; and high-power permanent magnet motors used commercially in the oil service and transportation industries and for military uses.

         In late 2001, Kaman Aerospace Corporation, the subsidiary that accounted for 80% of Aerospace segment net sales in 2001, undertook a realignment of its product line management structure in an effort to increase market development of its core capabilities while improving efficiency, enhancing customer service and reducing costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Kaman Corporation and Subsidiaries

         The Aerospace segment also continues implementation of `Lean-Thinking' strategies throughout the organization in order to further enhance efficiency and reduce costs.

         Industrial Distribution segment net sales decreased 12.9% in 2001, compared to an increase of 3.1% in 2000 and a decrease of 1.8% in 1999. Results for 2001 are consistent with the effect of the manufacturing recession on the industrial distribution industry. Since the segment's customers include nearly every sector of U.S. industry, this business is influenced by industrial production levels and was adversely affected in 2001 by a weakened manufacturing sector that brought the industrial production index (the key economic indicator for this business) down to levels not seen since the early 1980s. The segment was also impacted by specific events affecting particular customer industries, such as the effect the energy crisis in the West had on the aluminum industry. The corporation had taken steps to implement workforce adjustments and control costs in late 2000 and as economic conditions worsened in 2001, the corporation implemented further reductions and efficiencies. These efforts, along with good results with business retention efforts and certain new national account awards helped the segment to remain profitable despite lower sales.

         At the end of the third quarter of 2001, the Industrial Distribution segment acquired the industrial distribution business of A-C Supply, Inc. of Milwaukee, Wisconsin. This acquisition strengthens the segment's presence in key industrial markets in the upper Midwest, where it has had limited presence, and will facilitate service to national account customers with operating plants in that region. This acquisition also represents an incremental step in the corporation's overall strategy of building the value of its businesses through acquisitions and internal growth.

         During 2001, the segment continued to develop the e-business infrastructure that it began in 2000 with implementation of its Internet e-business site. This site contains a complete catalog of product offerings (with more than one million industrial products) and provides an important new channel for both current and new customers to transact business with the segment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Kaman Corporation and Subsidiaries

         Music Distribution segment net sales decreased 6.2% in 2001 compared to an increase of 8.6% in 2000 and a decrease of 1.4% in 1999. Results for 2001 were affected by weakened consumer markets both domestically and abroad; although a better than expected Christmas season helped to mitigate some of the year's sales shortfall.

         In 2001, the segment continued its focus on `Lean-Thinking' strategies and was able to enhance operating efficiencies and improve customer service as a result. The segment completed the consolidation of two warehouses into one state-of-the-art facility and also implemented an electronic data exchange program that allows the sharing of data and information directly with customers.

         In 2001, the segment also completed the first year of its exclusive distribution and sales license with Fred Gretsch
Enterprises, successfully launching its high quality Gretsch drum kit lines in domestic and foreign markets.

         The corporation's segments, in total, had operating profits of $26.3 million for 2001 compared to $74.6 million for 2000. These results reflect the $31.2 million sales and pre-tax earnings adjustment in the Aerospace segment (described previously) as well as lower revenues in the Australia and New Zealand SH-2G helicopter programs which are now in their later phases, and lower sales in the Industrial Distribution segment due to economic conditions. Excluding the Aerospace segment adjustment, operating profits for all the corporation's segments would have been $57.5 million for 2001. Results for 2000 reflect good earnings performance on the part of each business segment. Total operating profits for all the corporation's business segments in 1999 were $52.6 million.

         Operating profits for the Aerospace segment were $6.5 million in 2001, a decrease from $44.2 million the prior year, reflecting the sales and pre-tax earnings adjustment in the Aerospace segment and lower revenues in the Australia and New Zealand SH-2G helicopter programs as previously described. Operating profits for the Industrial Distribution segment were $13.2 million in 2001 compared to $22.9 million the previous year. Operating profits for 2000 in the Industrial Distribution segment included the addition of $1.7 million in the fourth quarter which was the unused portion of a $12.4 million pre-tax charge taken in 1999. Operating profits for the Music Distribution segment were $6.6 million in 2001, compared to $7.4 million the previous year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Kaman Corporation and Subsidiaries

         Operating profits for the Aerospace segment in 2000 were $44.2 million compared to $44.0 million for 1999, the SH-2G helicopter programs and aircraft structures and components business being the primary contributors. This performance was offset by a loss in the K-MAX program which continues to require investment for technical work and market development. Also included in operating profits for 1999 was a reversal of a reserve in the amount of $2.5 million that was associated with the Raymond Engineering (now part of Kaman Aerospace) operation. Operating profits for the Industrial Distribution segment in 2000 were $22.9 million compared to $2.9 million in 1999, due to healthy market conditions during most of the year and internal initiatives undertaken early in the year to improve efficiency and service to customers. The 1999 performance reflects market weakness in several important customer industries and a $12.4 million pre-tax charge taken in the fourth quarter of that year as a result of a reorganization of operations, including a closure of certain facilities and the write-off of excess inventory. Of the charge, $1.7 million was unused and added back to operating profits for 2000. Operating profits for the Music Distribution segment in 2000 were $7.4 million compared to $5.6 million in 1999, due to improvements in domestic and international markets and increased efficiency.

         Net earnings for 2001 were $11.7 million compared to $36.9 million for 2000 and $25.1 million in 1999. Net earnings per share for 2001 were $0.52 per diluted share compared to $1.57 per diluted share in 2000. Results for 2001 include pre-tax gains of $2.7 million from the sale of two facilities in the first half of the year and an effective tax rate of about 25%, which includes reduced tax considerations for the Australia SH-2G program. Net earnings for 2001 were adversely affected by the adjustment taken in the Aerospace segment and the phase down of the Australia and New Zealand SH-2G contracts as well as by economic conditions. Excluding the sales and pre-tax earnings adjustment, along with reduced tax considerations related to the Australian SH-2G program, net earnings for 2001 were $30.5 million, or $1.33 per diluted share.

         Net earnings for 2000 were $36.9 million compared to $25.1 million in 1999. Net earnings per share were $1.57 per diluted share in 2000 compared to $1.05 per diluted share in 1999. Net earnings for 2000 were affected positively by the add-back of $1.7 million of the 1999 charge in the Industrial Distribution segment that was unused. Net earnings for 1999 were affected positively by the reversal of a $2.5 million reserve in the Aerospace segment and negatively by the $12.4 million charge in the Industrial Distribution segment, both of which are described above.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Kaman Corporation and Subsidiaries

         For the year ended December 31, 2001, interest expense exceeded interest income from the investment of surplus cash, as interest expense decreased 7.2% while interest income decreased 60.8%. For the years ended December 31, 2000 and December 31, 1999, interest income earned from investment of surplus cash more than offset interest expense.

         The consolidated effective income tax rate was 25.2% for 2001, 36.0% for 2000, and 38.1% for 1999. The rate for 2001 is due to the reversal of prior years' tax accruals as a result of the corporation's ongoing assessment of its open tax years and includes reduced tax considerations for the Australia SH-2G program.

         Effective July 1, 2001 and January 1, 2002, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), respectively. SFAS 141 requires all business combinations initiated after June 30, 2001 to use the purchase method of accounting. SFAS 142 discontinues the amortization of goodwill, including goodwill recorded in past business combinations, upon adoption of this standard. All goodwill and intangible assets with indefinite useful lives will be evaluated on an ongoing basis for impairment in accordance with the provisions of SFAS 142. The corporation has adopted these statements in accordance with their terms and that adoption did not have a material impact on the corporation's consolidated results of operations or financial position.

         During 2001, the FASB also issued Statement of Financial Accounting Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" ("SFAS 143"), and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 is effective in fiscal years beginning after June 15, 2002. The corporation expects that the provisions of SFAS 143 will not have a material impact on its consolidated results of operations or financial position upon adoption. SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS 144 is effective in fiscal years beginning after

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Kaman Corporation and Subsidiaries

December 15, 2001, and in general is to be applied prospectively.
The corporation will adopt SFAS 144 effective January 1, 2002 and that adoption is not expected to have a material impact on its consolidated results of operations or financial position.


LIQUIDITY AND CAPITAL RESOURCES

On an annual basis, the corporation's cash flow from operations has generally been sufficient to finance a significant portion of its working capital and other capital requirements.

         For calendar year 2001, operating activities provided cash in the amount of $20.1 million. These results were due primarily to net reductions in accounts receivable in the Aerospace and Industrial Distribution segments, including the $31.2 million sales and pre-tax earnings adjustment in the Aerospace segment, and reductions in inventories in the distribution segments. This was offset by decreases in accounts payable in the Aerospace and Music Distribution segments, and accrued expenses and payables throughout each of the segments and by a reduction in advances on contracts in the Aerospace segment. Other items include a reduction in income taxes payable as well as an increase in other current assets, which relate primarily to the tax benefits associated with the adjustment and a net pension income item, respectively. During the year 2001, cash was used in investing activities for the A-C Supply asset acquisition, the H.I.G. Aerospace Group, Inc. (Plastic Fabricating Company, Inc.) stock acquisition, and for the purchase of items such as machinery and computer equipment, which usage was offset somewhat by proceeds from the sale of assets. Cash used by financing activities was primarily attributable to the payment of dividends to common shareholders, and to a lesser degree the sinking fund requirement for the corporation's debentures (described below) and repurchase of the corporation's Class A common stock pursuant to a repurchase program for use in administration of the corporation's stock plans and general corporate purposes.

         The corporation had $30.8 million in surplus cash at December 31, 2001 with an average balance of $34.0 million for the year. These funds have been invested in high quality, short-term instruments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Kaman Corporation and Subsidiaries

         For calendar year 2000, operating activities provided cash in the amount of $8.4 million. Such activities were significantly impacted by increases in accounts receivable for the Aerospace segment's SH-2G helicopter programs. Increases in accounts payable in the Aerospace and Music Distribution businesses offset this impact to some degree. For the year, cash used in investing activities was for items such as acquisition of machinery and computer equipment used in manufacturing and distribution. Cash used in financing activities was primarily attributable to the payment of dividends to common shareholders, repurchase of Class A common stock pursuant to the repurchase program noted above, and the sinking fund requirement for the corporation's debentures (described below).

         For calendar year 1999, operating activities provided cash in the amount of $42.5 million. In the Aerospace segment this was primarily a result of earnings from operations together with the receipt of additional payments on accounts receivable, offset to some extent by growth in K-MAX inventories, payments on accounts payable, and ongoing reductions in the advances on the SH-2G contracts. In the Industrial Distribution segment, this result largely reflected reductions in inventories. For 1999, cash used in investing activities was primarily for the acquisition of machinery and computer equipment used in manufacturing and distribution. Cash used by financing activities was primarily attributable to the payment of dividends to common shareholders and repurchase of Class A common stock pursuant to a repurchase program for use in administration of the corporation's stock plans and general corporate purposes and the sinking fund requirement for the corporation's debentures (described below).

         At December 31, 2001, the corporation had $24.9 million of its 6% convertible subordinated debentures outstanding. The debentures are convertible into shares of Class A common stock at any time on or before March 15, 2012 at a conversion price of $23.36 per share, generally at the option of the holder.
Pursuant to a sinking fund requirement that began March 15, 1997, the corporation redeems approximately $1.7 million of the outstanding principal of the debentures each year.

         In November, 2000, the corporation's board of directors approved a replenishment of the corporation's stock repurchase program, providing for repurchase of an aggregate of 1.4 million Class A common shares for use in administration of the corporation's stock plans and for general corporate purposes. A total of almost 212,000 shares were repurchased during 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Kaman Corporation and Subsidiaries

         The corporation maintains a revolving credit agreement involving a group of financial institutions. The agreement has a maximum unsecured line of credit of $225 million which consists of a $150 million commitment for 5 years and a $75 million commitment under a "364 day" arrangement which is renewable annually for an additional 364 days. The $75 million commitment was so renewed in November, 2001. The most restrictive of the covenants contained in the agreement requires the corporation to have EBITDA, as defined, at least equal to 300% of net interest expense and a ratio of consolidated total indebtedness to total capitalization of not more than 55%.

         Letters of credit are generally considered borrowings for purposes of the revolving credit agreement. A total of $51.6 million in letters of credit are currently outstanding under the agreement, most of which is related to the Australia and New Zealand SH-2G programs. Reductions to the Australia and New Zealand letters of credit are anticipated as agreed upon performance milestones are reached and as the corporation and the Australian government agree upon a phased acceptance and delivery schedule for the SH-2G(A) aircraft.

         For 2001, average bank borrowings were $2.5 million, compared to $2.3 million for 2000, and $3.3 million for 1999.

         Management believes that the corporation's cash flow from operations and available unused bank lines of credit under its revolving credit agreement will be sufficient to finance its working capital and other recurring capital requirements for the foreseeable future.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking information relating to the corporation's business and prospects, including the SH-2G and K-MAX helicopter programs, aerostructures, helicopter structures, and components, the industrial and music distribution businesses, operating cash flow, and other matters that involve a number of uncertainties that may cause actual results to differ materially from expectations. Those uncertainties include, but are not limited to: 1) the successful conclusion of competitions and thereafter contract negotiations with government authorities, including foreign governments; 2) political developments in countries where the corporation intends to do business; 3) standard government contract provisions permitting renegotiation of terms and termination for the convenience of the government; 4) economic and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Kaman Corporation and Subsidiaries



competitive conditions in markets served by the corporation, including industry consolidation in the United States and global economic conditions; 5) timing of satisfactory completion of the Australian SH-2G(A) program; 6) timing, degree and scope of market acceptance for products such as a repetitive lift helicopter; 7) U.S. industrial production levels; 8) changes in supplier sales policies; 9) the effect of price increases or decreases; 10) currency exchange rates, taxes, laws and regulations, inflation rates, general business conditions and other factors; 11) effects of the September 11, 2001 attacks on the World Trade Center in New York and the Pentagon in Washington, D.C. Any forward-looking information should be considered with these factors in mind.

SELECTED QUARTERLY FINANCIAL DATA
KAMAN CORPORATION AND SUBSIDIARIES
(In thousands except per share amounts


               FIRST       SECOND      THIRD       FOURTH         TOTAL
               QUARTER     QUARTER     QUARTER     QUARTER        YEAR
------------------------------------------------------------------------
NET SALES:
     2001      $244,489    $ 194,338   $ 219,102   $217,940    $  875,869
     2000       263,204      259,610     255,160    253,260     1,031,234

GROSS PROFIT:
     2001      $ 61,797    $  26,473   $  54,860   $ 58,957    $  202,087
     2000        64,452       63,482      63,620     65,416       256,970

NET EARNINGS:
     2001      $  8,741    $ (12,495)  $   8,526   $  6,942    $   11,714
     2000         8,556        9,271       9,535      9,558        36,920

PER SHARE - BASIC:
     2001      $    .39    $    (.56)  $     .38   $    .31    $      .52
     2000           .37          .40         .41        .43          1.61

PER SHARE - DILUTED:
     2001      $    .38    $    (.56)  $     .37   $    .31    $      .52
     2000           .36          .39         .40        .42          1.57
=============================================================================


The quarterly per share-diluted amounts for 2001 do not equal the "Total Year" figure due to the calculation being anti-dilutive in the second quarter.

CONSOLIDATED BALANCE SHEETS
KAMAN CORPORATION AND SUBSIDIARIES
(In thousands except share and per share amounts)


December 31                                    2001            2000
-----------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                   $  30,834       $  48,157
   Accounts receivable                           186,798         212,374
   Inventories                                   197,400         196,148
   Deferred income taxes                          16,938          18,550
   Other current assets                           10,681           6,771
-----------------------------------------------------------------------------
         Total current assets                    442,651         482,000
-----------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, NET                60,769          63,705
GOODWILL                                          12,165           2,301
OTHER ASSETS                                       6,361           5,824
-----------------------------------------------------------------------------
TOTAL ASSETS                                   $ 521,946       $ 553,830
=============================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Notes payable                               $   2,378       $   2,060
   Current portion of long-term debt               1,660           1,660
   Accounts payable - trade                       52,044          58,057
   Accrued salaries and wages                      7,252           9,824
   Accrued vacations                               6,031           5,954
   Advances on contracts                          30,781          41,905
   Other accruals and payables                    41,114          49,766
   Income taxes payable                               --           4,116
----------------------------------------------------------------------------
         Total current liabilities               141,260         173,342
-----------------------------------------------------------------------------
LONG-TERM DEBT, EXCLUDING CURRENT PORTION         23,226          24,886
OTHER LONG-TERM LIABILITIES                       23,879          23,556















                             Page 16


CONSOLIDATED BALANCE SHEETS
KAMAN CORPORATION AND SUBSIDIARIES
(In thousands except share and per share amounts)

December 31                                    2001            2000
-----------------------------------------------------------------------------


SHAREHOLDERS' EQUITY:
   Capital stock, $1 par value
   per share:
     Preferred stock, authorized
     700,000 shares:
       Series 2 preferred stock,
       6 1/2% cumulative convertible,
       authorized 500,000 shares,
       none outstanding                        --              --
   Common stock:
     Class A, authorized 48,500,000
      shares, nonvoting; $.10 per
      common share dividend preference;
      issued 23,066,260 shares in
      2001 and 2000                            23,066          23,066
     Class B, authorized 1,500,000
      shares, voting; issued 667,814
      shares in 2001 and 2000                     668             668
   Additional paid-in capital                  77,389          77,298
   Retained earnings                          253,403         251,526
   Unamortized restricted stock awards         (2,206)         (1,643)
   Accumulated other comprehensive
   income (loss)                                 (919)           (749)
-----------------------------------------------------------------------------
                                              351,401         350,166
   Less 1,455,214 shares and 1,485,427
    shares of Class A common stock in
    2001 and 2000, respectively, held in
    treasury, at cost                         (17,820)        (18,120)
-----------------------------------------------------------------------------
         Total shareholders' equity           333,581         332,046
-----------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  $ 521,946       $ 553,830
=============================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
KAMAN CORPORATION AND SUBSIDIARIES
(In thousands except per share amounts)


Year ended December 31         2001              2000              1999
----------------------------------------------------------------------------
REVENUES:
   Net sales                   $   875,869       $ 1,031,234       $ 995,404
   Other                             1,076             1,092           1,773
-----------------------------------------------------------------------------
                                   876,945         1,032,326         997,177
-----------------------------------------------------------------------------

COSTS AND EXPENSES:
   Cost of sales                   673,782           774,264         751,291
   Selling, general and
    administrative expense         188,752           202,319         201,807
   Restructuring costs                 --             (1,680)          4,132
   Interest expense (income), net      623            (1,660)         (1,614)
   Other expense (income), net      (1,876)            1,363           1,088
-----------------------------------------------------------------------------
                                   861,281           974,606         956,704
-----------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES        15,664            57,720          40,473
INCOME TAXES                         3,950            20,800          15,400
-----------------------------------------------------------------------------
NET EARNINGS                    $   11,714       $    36,920       $  25,073
=============================================================================

PER SHARE:
   Net earnings per share:
     Basic                      $      .52       $      1.61       $    1.07
     Diluted                           .52              1.57            1.05
   Dividends declared                  .44               .44             .44
=============================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
KAMAN CORPORATION AND SUBSIDIARIES
(In thousands except share amounts)

Year ended December 31            2001            2000            1999
-----------------------------------------------------------------------------
SERIES 2 PREFERRED STOCK          $      --       $      --       $      --
-----------------------------------------------------------------------------
CLASS A COMMON STOCK                 23,066          23,066          23,066
-----------------------------------------------------------------------------
CLASS B COMMON STOCK                    668             668             668
-----------------------------------------------------------------------------

ADDITIONAL PAID-IN CAPITAL:
   Balance - beginning of year       77,298          78,422          78,899
   Employee stock plans                (234)           (897)           (463)
   Restricted stock awards              325            (227)            (14)
-----------------------------------------------------------------------------
   Balance - end of year             77,389          77,298          78,422
-----------------------------------------------------------------------------

RETAINED EARNINGS:
   Balance - beginning of year      251,526         224,702         209,920
   Net earnings                      11,714          36,920          25,073
   Dividends declared                (9,837)        (10,096)        (10,291)
-----------------------------------------------------------------------------
   Balance - end of year            253,403         251,526         224,702
-----------------------------------------------------------------------------

UNAMORTIZED RESTRICTED STOCK AWARDS:
   Balance - beginning of year       (1,643)         (1,944)         (1,500)
   Stock awards issued               (1,585)           (516)         (1,288)
   Amortization of stock awards       1,022             817             844
-----------------------------------------------------------------------------
   Balance - end of year             (2,206)         (1,643)         (1,944)
-----------------------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE
INCOME (LOSS):
   Balance - beginning of year         (749)           (625)           (774)
   Foreign currency translation
    adjustment*                        (170)           (124)            149
-----------------------------------------------------------------------------
   Balance - end of year               (919)           (749)           (625)
-----------------------------------------------------------------------------






                             Page 19


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
KAMAN CORPORATION AND SUBSIDIARIES
(In thousands except share amounts)


Year ended December 31            2001            2000            1999
-----------------------------------------------------------------------------

TREASURY STOCK:
   Balance - beginning of year    (18,120)         (7,912)           (785)
   Shares acquired in 2001 -
    211,550; 2000 - 1,126,888;
    1999 - 802,721                 (2,760)        (13,660)        (10,596)
   Shares reissued under
    various stock plans             3,060           3,452           3,469
-----------------------------------------------------------------------------
   Balance - end of year          (17,820)        (18,120)         (7,912)
-----------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY      $ 333,581       $ 332,046       $ 316,377
=============================================================================

*Comprehensive income is $11,544, $36,796 and $25,222 for 2001,
2000 and 1999, respectively.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Kaman Corporation and Subsidiaries
(In thousands)

Year ended December 31             2001            2000           1999
-----------------------------------------------------------------------------
CASH FLOWS FROM OPERATING
ACTIVITIES:
   Net earnings                    $ 11,714       $ 36,920       $ 25,073
   Adjustments to reconcile
    net earnings to cash
    provided by (used in)
    operating activities:
     Depreciation and amortization   11,441         11,630         11,998
     Net gain on sale of assets      (2,637)            --             --
     Restructuring costs                 --         (1,680)         4,132
     Deferred income taxes             (375)           (75)          (800)
     Other, net                       2,152          6,551          3,690
   Changes in current assets
    and liabilities,
     net of effects of
     businesses acquired:
      Accounts receivable            32,411        (56,201)        52,077
      Inventories                     5,407          3,583          8,166
      Other current assets           (3,680)            87          2,591
      Accounts payable - trade       (9,284)         9,297         (2,811)
      Advances on contracts         (11,124)        (8,338)       (51,133)
      Accrued expenses and
       payables                     (11,813)         6,400         (8,449)
      Income taxes payable           (4,081)           179         (1,992)
-----------------------------------------------------------------------------
         Cash provided by (used in)
          operating activities       20,131          8,353         42,542
-----------------------------------------------------------------------------
CASH FLOWS FROM INVESTING
ACTIVITIES:
   Proceeds from sale of assets       4,047             56            538
   Expenditures for property, plant
    and equipment                    (8,033)       (11,044)       (10,964)
   Acquisition of businesses,
    less cash acquired              (20,845)            --             --
   Other, net                          (253)          (963)           194
-----------------------------------------------------------------------------
         Cash provided by (used in)
          investing activities      (25,084)       (11,951)       (10,232)
-----------------------------------------------------------------------------








                             Page 21



CONSOLIDATED STATEMENTS OF CASH FLOWS
Kaman Corporation and Subsidiaries
(In thousands)


Year ended December 31             2001            2000           1999
-----------------------------------------------------------------------------

CASH FLOWS FROM FINANCING
ACTIVITIES:
   Changes in notes payable        318           (794)          (287)
   Reduction of long-term debt  (1,660)        (1,660)        (1,660)
   Proceeds from exercise of
    employee stock plans         1,566          1,813          1,704
   Purchases of treasury
    stock                       (2,760)       (13,660)       (10,596)
   Dividends paid               (9,834)       (10,193)       (10,352)
-----------------------------------------------------------------------------
         Cash provided by
         (used in) financing
         activities            (12,370)       (24,494)       (21,191)
-----------------------------------------------------------------------------

NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS                   (17,323)       (28,092)        11,119
CASH AND CASH EQUIVALENTS
 AT BEGINNING OF YEAR           48,157         76,249         65,130
-----------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
 AT END OF YEAR               $ 30,834       $ 48,157       $ 76,249
=============================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2001, 2000 AND 1999
(In thousands except share and per share amounts)


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of the parent corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2001, 2000 AND 1999
(In thousands except share and per share amounts)

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

Research And Development - Research and development costs not specifically covered by contracts are charged against income as incurred. Such costs amounted to $4,673 in 2001, $5,463 in 2000 and $4,877 in 1999.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled.

Recent Accounting Standards - In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS
141"), and No. 142, "Goodwill and Other Intangible Assets"
("SFAS 142"), which apply to the corporation effective July 1, 2001 and January 1, 2002, respectively. SFAS 141 requires all business combinations initiated after June 30, 2001 to use the purchase method of accounting. SFAS 142 will discontinue the amortization of goodwill, including goodwill recorded in past business combinations, upon adoption of this standard. All goodwill and intangible assets with indefinite useful lives will be evaluated on an ongoing basis for impairment in accordance with the provisions of the SFAS 142. The corporation has adopted these statements in accordance with their terms and that adoption did not have a material impact on the corporation's consolidated results of operations or financial position.

     The FASB also issued Statement of Financial Accounting
Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" ("SFAS 143"), and Statement of
Financial Accounting Standards No. 144, "Accounting for the
Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), in 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2001, 2000 AND 1999
(In thousands except share and per share amounts)


     SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 is effective in fiscal years beginning after June 15, 2002. The corporation expects that the provisions of SFAS 143 will not have a material impact on its consolidated results of operations or financial position upon adoption.

     SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. The provisions of SFAS 144 are effective in fiscal years beginning after December 15, 2001, and in general are to be applied prospectively. The corporation will adopt SFAS 144 effective January 1, 2002 and that adoption is not expected to have a material impact on its consolidated results of operations or financial position.

ACQUISITION OF BUSINESSES

In September 2001, the company purchased the majority of the assets and liabilities of A-C Supply, Inc. for $8,500 in cash. The assets acquired and liabilities assumed and results of operations since the acquisition have been included in the Industrial
Distribution segment.

     In December 2001, the company purchased the stock of H.I.G.
Aerospace Group, Inc., parent company of Plastic Fabricating
Company, Inc. for $12,500 in cash. The assets acquired and liabilities assumed are included in the Aerospace segment.

     Both acquisitions have been accounted for as purchases with the purchase price being allocated to the fair value of assets acquired and liabilities assumed. The excess of the purchase price over the estimated fair market value of net assets acquired is $2,300 for A-C Supply, Inc. and $7,700 for Plastic Fabricating Company, Inc. and has been assigned to goodwill. In accordance with SFAS 142, the goodwill has not been amortized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2001, 2000 AND 1999
(In thousands except share and per share amounts)

     Assuming the acquisitions had taken place on January 1, 2001 and 2000, Kaman Corporation's pro forma revenue, net earnings and net earnings per share for the years ended December 31, 2001 and 2000 would not have been materially affected.

RESTRUCTURING COSTS

In 1999, the Industrial Distribution segment took a pre-tax charge of $12,382 ($7,670 after taxes or $.32 per share diluted) as part of an initiative to streamline operational structure. The costs associated with the reorganization of operations, consolidation of branches, and the closure of other facilities totaled $4,132. The write-off of excess inventory totaled $8,250 and is included in cost of sales. In 2000, the segment completed all activities under the restructuring plan. The financial impact of these activities was less than anticipated in the segment's plan and a favorable change in estimate of $1,680 was recorded.

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:



December 31                                     2001          2000
-----------                                     ----          ----
Trade receivables, net of allowance
 for doubtful accounts of $3,939
 in 2001, $4,636 in 2000                        $ 63,239      $ 72,248
U.S. Government contracts:
   Billed                                         11,529         6,996
   Recoverable costs and accrued
    profit - not billed                           15,169        22,954
Commercial and other government contracts:
   Billed                                         18,835        33,510
   Recoverable costs and accrued
    profit - not billed                           78,026        76,666
                                                --------      --------
     Total                                      $186,798      $212,374
                                                ========      ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2001, 2000 AND 1999
(In thousands except share and per share amounts)

Recoverable costs and accrued profit - not billed represent costs incurred on contracts which will become billable upon future deliveries, achievement of specific contract milestones or completion of engineering and service type contracts. Management estimates that approximately $16,900 of such costs and accrued profits at December 31, 2001 will be collected after one year.

INVENTORIES

Inventories are comprised as follows:

December 31                                2001          2000
-----------                                ----          ----
Merchandise for resale                   $ 86,409      $ 88,640
Contracts in process:
   U.S. Government                          3,686         3,723
   Commercial                              12,525        10,312
Other work in process (including
 certain general stock materials)          49,465        51,883
Finished goods                             45,315        41,590
                                         --------      --------
   Total                                 $197,400      $196,148
                                         ========      ========

     Included above in other work in process and finished goods at December 31, 2001 and 2000 is K-MAX inventory of $76,189 and
$78,638, respectively.

     The aggregate amounts of general and administrative costs allocated to contracts in process during 2001, 2000 and 1999 were $49,816, $53,387 and $49,752, respectively.

     The estimated amounts of general and administrative costs remaining in contracts in process at December 31, 2001 and 2000 amount to $2,225 and $2,115, respectively, and are based on the ratio of such allocated costs to total costs incurred.

PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment are recorded at cost and summarized as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2001, 2000 AND 1999
(In thousands except share and per share amounts)

December 31                               2001          2000
-----------                               ----          ----
Land                                    $  6,058      $  6,230
Buildings                                 31,881        34,637
Leasehold improvements                    15,628        14,979
Machinery, office furniture
 and equipment                           120,333       115,049
                                         -------       -------
   Total                                 173,900       170,895
Less accumulated depreciation
 and amortization                        113,131       107,190
                                        --------      --------
Property, plant and equipment, net      $ 60,769      $ 63,705
                                        ========      ========

CREDIT ARRANGEMENTS - SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Revolving Credit Agreement - On November 13, 2000, the corporation entered into a five year revolving credit agreement (the "Revolving Credit Agreement") with several banks to replace its then existing revolving credit agreement. The agreement has a maximum unsecured line of credit of $225,000 which consists of a $150,000 commitment expiring in November 2005 and a $75,000 commitment under a "364 Day" arrangement which is renewable annually for an additional 364 days. The $75,000 commitment was so renewed in November, 2001. Outstanding letters of credit at November 13, 2000, were transferred to the Revolving Credit Agreement at that time and are considered to be indebtedness thereunder.

Short-Term Borrowings - Under the Revolving Credit Agreement, the corporation has the ability to borrow funds on both a short-term and long-term basis. The corporation also has arrangements with other banks, generally to borrow funds on a short-term basis with interest at current market rates.

     Short-term borrowings outstanding are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2001, 2000 AND 1999
(In thousands except share and per share amounts)

December 31                       2001        2000
-----------                       ----        ----
Revolving credit agreement      $   --      $   --
Other credit arrangements        2,378       2,060
                                ------      ------
   Total                        $2,378      $2,060
                                ======      ======

Long-Term Debt - The corporation has long-term debt as follows:

December 31                                2001         2000
-----------                                ----         ----
Revolving credit agreement               $    --      $    --
Convertible subordinated debentures       24,886       26,546
                                          ------       ------
   Total                                  24,886       26,546
Less current portion                       1,660        1,660
                                         -------      -------
   Total excluding current portion       $23,226      $24,886
                                         =======      =======

Restrictive Covenants - The most restrictive of the covenants contained in the Revolving Credit Agreement requires the corporation to have EBITDA, as defined, at least equal to 300% of interest expense and a ratio of consolidated total indebtedness to total capitalization of not more than 55%.

Certain Letters of Credit - The face amounts of irrevocable letters of credit issued under the Revolving Credit Agreement totaled
$51,577 and $41,195 at December 31, 2001 and 2000, respectively.

Convertible Subordinated Debentures - The corporation issued its 6% convertible subordinated debentures during 1987. The debentures are convertible into shares of the Class A common stock of Kaman Corporation at any time on or before March 15, 2012 at a conversion price of $23.36 per share at the option of the holder unless previously redeemed by the corporation. Pursuant to a sinking fund

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2001, 2000 AND 1999
(In thousands except share and per share amounts)

requirement that began March 15, 1997, the corporation redeems $1,660 of the outstanding principal amount of the debentures annually. The debentures are subordinated to the claims of senior debt holders and general creditors. These debentures have a fair value of $23,891 at December 31, 2001 based upon latest market price.

Long-Term Debt Annual Maturities - The aggregate amounts of annual maturities of long-term debt for each of the next five years is $1,660.

Interest Payments - Cash payments for interest were $2,235, $2,407 and $2,426 for 2001, 2000 and 1999, respectively.

ADVANCES ON CONTRACTS

Advances on contracts include customer advances together with customer payments and billings associated with the achievement of certain contract milestones in excess of costs incurred for SH-2G helicopter contracts. The customer advances are fully secured by letters of credit. It is anticipated that the advances on contracts along with the face amounts of these letters of credit will be reduced as performance milestones are reached and as the corporation and the Australian government agree upon a phased acceptance and delivery schedule for the SH-2G(A) aircraft.

INCOME TAXES

The components of income taxes are as follows:

                   2001           2000           1999
                   ----           ----           ----
Current:
   Federal      $  3,518       $ 17,690       $ 13,824
   State             807          3,185          2,376
                --------       --------       --------
                   4,325         20,875         16,200
                --------       --------       --------
Deferred:
   Federal          (353)           (65)          (650)
   State             (22)           (10)          (150)
                --------       --------       --------
                    (375)           (75)          (800)
                --------       --------       --------
   Total        $  3,950       $ 20,800       $ 15,400
                ========       ========       ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2001, 2000 AND 1999
(In thousands except share and per share amounts)

     The components of the deferred tax assets and deferred tax liabilities are presented below:



December 31                                   2001           2000
-----------                                   ----           ----
Deferred tax assets:
   Long-term contracts                      $    912       $  1,547
   Deferred employee benefits                 14,766         14,539
   Inventory                                   4,444          4,435
   Accrued liabilities and other items         6,229          6,504
                                            --------       --------
     Total deferred tax assets                26,351         27,025
                                            --------       --------
Deferred tax liabilities:
   Depreciation and amortization              (7,159)        (6,540)
   Other items                                (1,541)        (3,910)
                                            --------       --------
     Total deferred tax liabilities           (8,700)       (10,450)
                                            --------       --------
     Net deferred tax asset                 $ 17,651       $ 16,575
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

     The provisions for federal income taxes approximate the amounts computed by applying the U.S. federal income tax rate to earnings before income taxes after giving effect to state income taxes. The consolidated effective tax rate was lower due to the reversal of prior years' tax accruals of $2,972 and $1,534 in 2001 and 2000, respectively, as a result of the corporation's ongoing assessment of its open tax years. The reduction in 2001 included reduced tax considerations related to the Australian SH-2G program. Cash payments for income taxes were $8,589, $20,611 and $18,204 in 2001, 2000 and 1999, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2001, 2000 AND 1999
(In thousands except share and per share amounts)

PENSION PLAN

The corporation has a non-contributory defined benefit pension plan covering all of its full-time U.S. employees upon their completion of hours of service requirements. Benefits under this plan are generally based upon an employee's years of service and compensation levels during employment with an offset provision for social security benefits. It is the corporation's policy to fund pension costs accrued. Plan assets are invested in a diversified portfolio consisting of equity and fixed income securities (including $11,896 of Class A common stock of Kaman Corporation at December 31, 2001).

     The pension plan costs were computed using the projected unit credit actuarial cost method and include the following components:


                                      2001           2000           1999
                                      ----           ----           ----
Service cost for benefits
 earned during the year             $  9,757       $  9,528       $  9,837
Interest cost on projected
 benefit obligation                   22,822         21,688         20,348
Expected return on plan assets       (31,614)       (29,050)       (25,998)
Net amortization and deferral         (3,589)        (2,635)        (1,909)
                                    --------       --------       --------
Net pension cost (income)           $ (2,624)      $   (469)      $  2,278
                                    ========       ========       ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2001, 2000 AND 1999
(In thousands except share and per share amounts)

     The change in actuarial present value of the projected benefit obligation is as follows:

December 31                             2001            2000
-----------                             ----            ----
Projected benefit obligation at
 beginning of year                   $ 312,273       $ 299,228
Service cost                             9,757           9,528
Interest cost                           22,822          21,688
Actuarial liability (gain) loss            413          (2,091)
Plan amendments                            817              --
Benefit payments                       (16,914)        (16,080)
                                     ---------       ---------
Projected benefit obligation at
 end of year                         $ 329,168       $ 312,273
                                     =========       =========

     The change in fair value of plan assets is as follows:


December 31                                      2001            2000
-----------                                      ----            ----
Fair value of plan assets at
 beginning of year                            $ 414,453       $ 415,358
Actual return on plan assets                    (10,897)         14,796
Employer contribution                                --             379
Benefit payments                                (16,914)        (16,080)
                                              ---------       ---------
Fair value of plan assets at end of year      $ 386,642       $ 414,453
                                              =========       =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2001, 2000 AND 1999
(In thousands except share and per share amounts)

December 31                                      2001            2000
-----------                                      ----            ----
Excess of assets over projected
 benefit obligation                           $  57,474       $ 102,180
Unrecognized prior service cost                     582            (290)
Unrecognized net gain                           (55,493)       (100,097)
Unrecognized net transition asset                    --          (1,854)
                                              ---------       ---------
Accrued (prepaid) pension cost                $  (2,563)      $      61
                                              =========       =========

     The actuarial assumptions used in determining the funded status of the pension plan are as follows:


December 31                             2001           2000
-----------                             ----           ----
Discount rate                            7.5%           7.5%
Expected return on plan assets         8.625%         8.625%
Average rate of increase in
 compensation levels                     4.5%           4.5%
                                       =====          =====


     The corporation also has a thrift and retirement plan in which all employees meeting the eligibility requirements may participate. Employer matching contributions are currently made to the plan with respect to a percentage of each participant's pre-tax contribution. For each dollar that a participant contributes, up to 5% of compensation, participating subsidiaries make employer contributions of fifty cents ($.50), up from twenty five cents ($.25) in 1999. Employer contributions to the plan totaled $3,438, $3,514 and $1,691 in 2001, 2000, and 1999, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2001, 2000 AND 1999
(In thousands except share and per share amounts)

COMMITMENTS AND CONTINGENCIES

Rent commitments under various leases for office space, warehouse, land and buildings expire at varying dates from January 2002 to December 2010. Certain annual rentals are subject to renegotiation, with certain leases renewable for varying periods. Lease periods for machinery and equipment vary from 1 to 5 years.

     Substantially all real estate taxes, insurance and maintenance expenses are obligations of the corporation. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

     The following future minimum rental payments are required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2001:

          2002                                $ 13,092
          2003                                   5,650
          2004                                   3,840
          2005                                   2,420
          2006                                     952
          Thereafter                             1,786
                                              --------
          Total                               $ 27,740
                                              ========

     Lease expense for all operating leases, including leases with terms of less than one year, amounted to $15,113, $14,710 and $15,413 for 2001, 2000 and 1999, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2001, 2000 AND 1999
(In thousands except share and per share amounts)


COMPUTATION OF EARNINGS PER SHARE

     The earnings per share - basic computation is based on the net earnings divided by the weighted average number of shares of common stock outstanding for each year.

     The earnings per share - diluted computation includes the common stock equivalency of options granted to employees under the Stock Incentive Plan. The earnings per share - diluted computation also assumes that at the beginning of the year the 6% convertible subordinated debentures are converted into Class A common stock with the resultant reduction in interest costs net of tax. Excluded from the earnings per share - diluted calculation are options granted to employees that are anti-dilutive based on the average stock price for the year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2001, 2000 AND 1999
(In thousands except share and per share amounts)


                                       2001         2000         1999
                                       ----         ----         ----
Earnings per share - basic
   Net earnings                      $11,714      $36,920      $25,073
                                     =======      =======      =======

   Weighted average shares
    outstanding (000)                 22,364       22,936       23,468
                                     =======      =======      =======

   Earnings per share - basic        $   .52      $  1.61      $  1.07
                                     =======      =======      =======
Earnings per share - diluted
   Net earnings                      $11,714      $36,920      $25,073
   Plus:
     After-tax interest savings
      on convertible
      debentures                       1,093        1,031        1,046
                                     -------      -------      -------
   Net earnings assuming
    conversion                       $12,807      $37,951      $26,119
                                     =======      =======      =======
   Weighted average shares
    outstanding (000)                 22,364       22,936       23,468
   Plus shares issuable on:
     Conversion of 6%
      convertible debentures           1,080        1,151        1,221
     Exercise of
      dilutive options                   205           81          121
                                     -------      -------      -------
   Weighted average shares
    outstanding assuming
    conversion (000)                  23,649       24,168       24,810
                                     =======      =======      =======
     Earnings per share -
      diluted                        $   .52      $  1.57      $  1.05
                                     =======      =======      =======


The calculated diluted per share amount for 2001 is anti-dilutive, therefore, amount shown is equal to the basic per share calculation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2001, 2000 AND 1999
(In thousands except share and per share amounts)

STOCK PLANS

Employees Stock Purchase Plan - The Kaman Corporation Employees Stock Purchase Plan allows employees to purchase Class A common stock of the corporation, through payroll deductions, at 85% of the market value of shares at the time of purchase. The plan provides for the grant of rights to employees to purchase a maximum of 1,500,000 shares of Class A common stock. There are no charges or credits to income in connection with the plan. During 2001, 106,921 shares were issued to employees at prices ranging from $10.41 to $15.21 per share. During 2000, 145,485 shares were issued to employees at prices ranging from $7.76 to $13.60 per share. During 1999, 140,620 shares were issued to employees at prices ranging from $9.03 to $13.49 per share. At December 31, 2001, there were approximately 980,600 shares available for offering under the plan.

Stock Incentive Plan - The corporation maintains a Stock Incentive Plan which includes a continuation and extension of a predecessor stock incentive program. The Stock Incentive Plan provides for the grant of non-statutory stock options, incentive stock options, restricted stock awards and stock appreciation rights primarily to officers and other key employees. At December 31, 2001, there were approximately 509,000 shares available for the granting of stock options.

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

     Restricted stock awards were made for 100,000 shares at prices ranging from $15.63 to $16.31 per share in 2001, 62,500 shares at prices ranging from $10.31 to $10.75 per share in 2000 and 91,000 shares at prices ranging from $11.81 to $14.50 per share in 1999. At December 31, 2001, there were 189,000 shares remaining subject to restrictions pursuant to these awards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2001, 2000 AND 1999
(In thousands except share and per share amounts)

     Stock appreciation rights were issued for 205,000 shares at prices ranging from $16.28 to $16.31 per share in 2001, 130,000 shares at $10.31 in 2000 and 270,000 shares at prices ranging from $14.13 to $14.50 per share in 1999, to be settled only for cash. The corporation recorded income of $575 in 2001, $1,732 of expense in 2000 and income of $703 in 1999 due to fluctuations in the market price of the shares.

     Stock option activity is as follows:


                                                                 WEIGHTED-
                                                                  AVERAGE
                                                                 EXERCISE
Stock options outstanding:                     OPTIONS             PRICE
--------------------------                     -------             -----
Balance at January 1, 1999                      794,820             12.32
   Options granted                              312,800             14.38
   Options exercised                            (26,760)             9.56
   Options cancelled                            (39,850)            14.25
                                            -----------       -----------
Balance at December 31, 1999                  1,041,010             12.94
   Options granted                              225,500             10.31
   Options exercised                            (75,360)             8.86
   Options cancelled                           (121,170)            13.65
                                            -----------       -----------
Balance at December 31, 2000                  1,069,980             12.59
   Options granted                              335,000             16.27
   Options exercised                            (89,560)             9.96
   Options cancelled                            (56,290)            13.57
                                            -----------       -----------
Balance at December 31, 2001                  1,259,130             13.71
                                            ===========       ===========
Weighted average contractual life
   remaining at December 31, 2001                     6.4 years
                                                      =========

Range of exercise prices for options        $      9.50-      $     13.26-
   outstanding at December 31, 2001         $     13.25       $     17.00
                                            -----------       -----------
Options outstanding                             522,500           736,630
Options exercisable                             354,700           222,750
Weighted average contractual remaining
   life of options outstanding                4.9 years         7.5 years
Weighted average exercise price:
   Options outstanding                      $     10.86       $     15.74
   Options exercisable                      $     10.95       $     15.62
                                            ===========       ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2001, 2000 AND 1999
(In thousands except share and per share amounts)



     As of December 31, 2000 and 1999, there were 472,210 and
438,720 options exercisable, respectively.

     As permitted by the Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," the corporation has elected to continue following the guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation cost has been recognized for its stock plans other than for the restricted stock awards and stock appreciation rights. Under the disclosure alternative of SFAS 123, the pro forma net earnings and earnings per share information presented below includes the compensation cost of stock options issued to employees based on the fair value at the grant date and includes compensation cost for the 15% discount offered to participants in the employees stock purchase plan.


                                      2001            2000            1999
                                      ----            ----            ----
Net earnings:
     As reported                   $   11,714      $   36,920      $   25,073
     Pro forma                         10,767          36,288          24,497
Earnings per share - basic:
     As reported                          .52            1.61            1.07
     Pro forma                            .48            1.58            1.04
Earnings per share - diluted:
     As reported                          .52            1.57            1.05
     Pro forma                            .48            1.55            1.03

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2001, 2000 AND 1999
(In thousands except share and per share amounts)



     The fair value of each option grant is estimated on the date of grant by using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 2001, 2000 and 1999:

                              2001     2000      1999
                              ----     ----      ----
Expected dividend yield        2.7%     4.3%      3.1%
Expected volatility             45%      38%       34%
Risk-free interest rate        5.1%     6.5%      5.3%
Expected option lives       8 years  8 years   8 years
Per share fair value of
 options granted              $6.84    $3.35     $4.75



SEGMENT INFORMATION

The corporation reports results in three business segments --
Aerospace, Industrial Distribution and Music Distribution.

     The Aerospace segment consists primarily of aerospace related business for global government and commercial markets, including the retrofit of SH-2 helicopters from the SH-2F to the SH-2G configuration as well as support services, logistics and spare parts for that helicopter; manufacture of the K-MAX helicopter together with spare parts and technical support; subcontract work consisting of fabrication of aircraft structures; and production of components, including self-lubricating bearings and couplings. During 2001, the segment recorded a sales and pre-tax earnings adjustment of $31,181, substantially all of which is associated with a change in estimated costs to complete the SH-2G
(A) helicopter program for Australia. This adjustment has had the effect of lowering the profit rate on the Australia program. The cost growth for that program is related to a contract dispute settlement with Litton Guidance and Control Systems (now part of Northrup Grumman) regarding development of an advanced Integrated Tactical Avionics System (ITAS) that is unique to this particular contract. The corporation has replaced Litton with two subcontractors for the balance of the ITAS software development work.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2001, 2000 AND 1999
(In thousands except share and per share amounts)


     The Industrial Distribution segment provides replacement parts, including bearings, power transmission, motion control and materials handling components to nearly every sector of industry in North America, along with industrial engineering support services. Operations are conducted from many locations across the United States and British Columbia, Canada. In 1999, the segment took a pre-tax charge of $12,382 to write-off inventory, streamline its operational structure, and increase efficiency. During 2000, $1,680 of this pre-tax charge was unused and added back to operating profit.

     The Music Distribution segment consists of distribution of musical instruments and accessories in the U.S. and abroad through offices in the U.S. and Canada. Music operations also include some manufacture of guitars.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2001, 2000 AND 1999
(In thousands except share and per share amounts)

   Summarized financial information by business segment is as follows:


                                2001              2000              1999
                                ----              ----              ----
Net sales:
   Aerospace                $   301,580       $   381,932       $   371,757
   Industrial Distribution      453,718           520,779           505,261
   Music Distribution           120,571           128,523           118,386
                            -----------       -----------       -----------
                            $   875,869       $ 1,031,234       $   995,404
                            ===========       ===========       ===========
Operating profit:
   Aerospace                $     6,542       $    44,236       $    44,023
   Industrial Distribution       13,217            22,902             2,908
   Music Distribution             6,580             7,441             5,627
                            -----------       -----------       -----------
                                 26,339            74,579            52,558
Interest, corporate and
   other expense, net           (10,675)          (16,859)          (12,085)
                            -----------       -----------       -----------
Earnings before
   income taxes             $    15,664       $    57,720       $    40,473
                            ===========       ===========       ===========
Identifiable assets:
   Aerospace                $   302,076       $   307,762       $   251,443
   Industrial Distribution      134,974           137,297           141,913
   Music Distribution            45,783            53,444            53,714
   Corporate                     39,113            55,327            87,133
                            -----------       -----------       -----------
                            $   521,946       $   553,830       $   534,203
                            ===========       ===========       ===========
Capital expenditures:
   Aerospace                $     5,107       $     6,110       $     6,631
   Industrial Distribution        1,501             2,947             2,398
   Music Distribution             1,018               812             1,773
   Corporate                        407             1,175               162
                            -----------       -----------       -----------
                            $     8,033       $    11,044       $    10,964
                            ===========       ===========       ===========
Depreciation and amortization:
   Aerospace                $     6,175       $     5,875       $     5,963
   Industrial Distribution        2,742             3,138             3,395
   Music Distribution             1,430             1,490             1,508
   Corporate                      1,094             1,127             1,132
                            -----------       -----------       -----------
                            $    11,441       $    11,630       $    11,998
                            ===========       ===========       ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2001, 2000 AND 1999
(In thousands except share and per share amounts)

                                 2001            2000            1999
                                 ----            ----            ----
Geographic information -
 sales:
   United States             $  726,756      $  789,533      $  737,023
   Australia/New Zealand        100,121         186,537         200,796
   Canada                        27,162          29,455          28,724
   Europe                        12,319          12,765          11,590
   Japan                          6,154           6,862          10,172
   Other                          3,357           6,082           7,099
                             ----------      ----------      ----------
                             $  875,869      $1,031,234      $  995,404
                             ==========      ==========      ==========


     Operating profit is total revenues less cost of sales and selling, general and administrative expense other than general corporate expense. The "Interest, corporate and other expense, net" includes a pre-tax gain of $2,679 related to the sale of two buildings.

     Identifiable assets are year-end assets at their respective net carrying value segregated as to segment and corporate use.
Corporate assets are principally cash and cash equivalents and net property, plant and equipment.

     Net sales by the Aerospace segment made under contracts with U.S. Government agencies (including sales to foreign governments through foreign military sales contracts with U.S. Government agencies) account for $81,106 in 2001, $81,519 in 2000 and $72,285 in 1999.

     Sales made by the Aerospace segment under a contract with one customer were $76,865, $130,285 and $145,006 in 2001, 2000 and
1999, respectively.

                         REPORT OF INDEPENDENT AUDITORS
                       KAMAN CORPORATION AND SUBSIDIARIES


KPMG LLP
Certified Public Accountants
One Financial Plaza
Hartford, Connecticut 06103



THE BOARD OF DIRECTORS AND SHAREHOLDERS
KAMAN CORPORATION:

We have audited the accompanying consolidated balance sheets of Kaman Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kaman Corporation and subsidiaries at December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


KPMG LLP

January 28, 2002