Form 10-K, Exhibit 13
period 2002-12-31
KAMAN CORP
filed 2003-03-26
CIK 54381

EXHIBIT 13      (IN THOUSANDS EXCEPT PER       Five-Year Selected Financial Data
SHARE AMOUNTS, SHAREHOLDERS AND EMPLOYEE      KAMAN CORPORATION AND SUBSIDIARIES

                           2002      2001        2000       1999        1998
--------------------------------------------------------------------------------
OPERATIONS:
   Net sales            $ 880,776  $ 875,869  $1,031,234  $ 995,404  $1,017,124
   Cost of sales          723,243    673,782     774,264    751,291     756,057
   Selling, general and ad-
     ministrative expense 199,453    188,752     202,319    201,807     210,969
   Restructuring costs      8,290         --      (1,680)     4,132          --
   Other operating
     expense (income)      (1,302)    (1,076)     (1,092)    (1,773)     (1,465)
   Operating income (loss)(48,908)    14,411      57,423     39,947      51,563
   Interest expense
     (income), net          2,486        623      (1,660)    (1,614)       (353)
   Other expense
     (income), net           (468)    (1,876)      1,363      1,088       1,558
   Earnings (loss) before
     income taxes         (50,926)    15,664      57,720     40,473      50,358
   Income taxes (benefit) (17,325)     3,950      20,800     15,400      20,350
   Net earnings (loss)    (33,601)    11,714      36,920     25,073      30,008

FINANCIAL POSITION:
   Current assets       $ 414,245  $ 442,651   $ 482,000  $ 460,111  $  516,504
   Current liabilities    157,094    141,260     173,342    168,374     228,975
   Working capital        257,151    301,391     308,658    291,737     287,529
   Property, plant and
     equipment, net        61,635     60,769      63,705     64,332      65,773
   Total assets           535,540    521,946     553,830    534,203     587,230
   Long-term debt          60,132     23,226      24,886     26,546      28,206
   Shareholders' equity   291,947    333,581     332,046    316,377     309,494

PER SHARE AMOUNTS:
   Net earnings (loss)
     per share - basic  $   (1.50)  $    .52    $   1.61  $    1.07    $   1.28
   Net earnings (loss)
     per share - diluted    (1.50)       .52        1.57       1.05        1.23
   Dividends declared         .44        .44         .44        .44         .44
   Shareholders' equity     13.00      14.97       14.92      13.68       13.07
   Market price range       18.81      19.50       17.75      16.13       20.38
                             9.42      10.90        8.77      10.06       13.00

AVERAGE SHARES OUTSTANDING:
   Basic                   22,408     22,364      22,936     23,468      23,407
   Diluted                 22,408     23,649      24,168     24,810      25,235
GENERAL STATISTICS:
   Registered shareholders   5,634     5,869       6,136      6,522       6,921
   Employees                 3,615     3,780       3,825      4,016       4,276
--------------------------------------------------------------------------------

Management's Discussion and Analysis
of Financial Condition and Results of Operations
KAMAN CORPORATION AND SUBSIDIARIES

RESULTS OF OPERATIONS

Consolidated net sales for 2002 were $880.8 million compared to $875.9 million for 2001 and approximately $1 billion for 2000. Net sales for 2002 were reduced by $6.5 million as part of a
25.0 million pre-tax charge taken in the second quarter for cost growth associated with the Australia SH-2G (A) program in the Aerospace segment. Results for 2002 were also adversely affected by weak economic conditions in the commercial aerospace and industrial markets, which are served by the Corporation's Aerospace and Industrial Distribution segments. Net sales for 2001 were reduced by $31.2 million due to sales and pre-tax earnings adjustment taken in the second quarter of that year, principally related to cost growth in the Australia helicopter program.

The total 2002 second quarter pre-tax charge was $86.0 million
(of which $52.7 million was non-cash), which included the Australia program charge described above; the write-down of K-MAX helicopter assets, principally inventories; and the anticipated costs to phase out operations at the Corporation's Moosup, Connecticut manufacturing facility by the end of 2003.

Results for 2001 were adversely impacted by the above-described adjustment as well as a continuing national economic decline that affected each of the corporation's business segments, but particularly the Industrial Distribution segment.

Aerospace segment net sales decreased by 8.5% in 2002 and 21.0% in 2001 compared to an increase of 2.7% in 2000. Net sales for 2002 were $275.9 million (including $20.0 million from acquisitions made during 2002 and 2001) compared to $301.6 million for 2001 (the 2001 acquisition occurred in December so no sales from acquisitions are included for 2001). The decrease in 2002 is due to the second quarter charge, declining revenues from the New Zealand SH-2G program (which is essentially completed)and the Australia SH-2G program (which is nearing completion), and lack of new SH-2G and K-MAX helicopter sales. Excluding the impact of the Australia program adjustments in both years, 2002 net sales would have been $282.4 million compared to $332.8 million for 2001.

The Aerospace segment's programs include helicopter manufacturing along with spare parts and support (currently approximately 31% of this segment's sales compared to approximately 41% a year ago); aerostructure and helicopter subcontract work as well as manufacture of components such as self-lubricating bearings and driveline couplings for aircraft applications (currently about

Management's Discussion and Analysis
of Financial Condition and Results of Operations (CONTINUED)
KAMAN CORPORATION AND SUBSIDIARIES

48% of segment sales compared to about 42% a year ago); and advanced technology products (approximately 21% of segment sales compared to 17% a year ago).

The corporation's helicopter programs include the SH-2G multi-mission maritime helicopter and the K-MAX medium-to-heavy external lift helicopter. The SH-2G helicopter represents the vast majority of the segment's helicopter program sales and generally consists of retrofit of the corporation's SH-2F helicopters to the SH-2G configuration or refurbishment of existing SH-2G helicopters. The SH-2, including its F and G configurations, was originally manufactured for the U.S. Navy. The SH-2G aircraft is currently in service with the Egyptian Air Force and New Zealand Navy.

Work continues on the SH-2G (A) program for Australia which involves eleven helicopters with support, including a support services facility, for the Royal Australian Navy (RAN). The total contract has an anticipated value of about $711 million (US). The helicopter production portion of the program is valued at approximately $590 million, of which about 91% has been recorded as sales through December 31, 2002. As a result of the $25.0 million charge taken in the second quarter of 2002, the corporation eliminated the $6.5 million profit element of previously recorded sales and recognized pre-tax loss accruals of $18.5 million for anticipated cost growth associated with completion of the aircraft, and final integration and testing of the aircraft's Integrated Tactical Avionics System (ITAS) software, a feature unique to the Australian aircraft. An additional loss accrual was recognized in the fourth quarter of 2002 in recognition of the impact of higher overhead rates across all active programs.

Ten of the aircraft are substantially complete; the corporation has retained the eleventh aircraft for test purposes. All of the aircraft lack the full ITAS software because the corporation was required to select replacement subcontractors to complete ITAS software development as a result of a contract dispute settlement with the original software supplier. The replacement sub-contractors are in the process of completing this element of the program and the corporation now has responsibility for aircraft system integration (previously a subcontracted task). The corporation and the RAN have recently reached agreement on a plan for phased acceptance of the aircraft and completion of aircraft deliveries. Under the agreement, phased acceptance is contingent upon the RAN's satisfaction with the company's progress with respect to certain important project milestones during 2003.
The corporation currently expects that the software will be

Management's Discussion and Analysis
of Financial Condition and Results of Operations (CONTINUED)
KAMAN CORPORATION AND SUBSIDIARIES

fully completed, installed and operational on all of the Australia aircraft by the end of 2004.

The program for New Zealand, involving five aircraft with support to serve the Royal New Zealand Navy, is essentially complete as the fifth and final aircraft has now been shipped to New Zealand. The contract has an anticipated value of about $189 million (US), of which about 98% has been recorded as revenue through December 31, 2002.

The corporation is continuing work on a small contract to refurbish four existing SH-2G aircraft previously in service with the U.S. Navy Reserves to operate aboard two Polish Navy frigates in multi-mission roles such as surface surveillance and anti-submarine warfare. The program involves reactivation of the aircraft, training, and logistics support, including delivery of initial spares components. Reactivation of two aircraft was completed in the fourth quarter of 2002 and they have been accepted. Reactivation of the other two aircraft is underway and is scheduled for completion by the end of 2003.

The corporation is also participating in a competition to supply up to six search and rescue helicopters to Egypt, proposing to supply remanufactured SH-2Gs for that requirement. The corporation's involvement in this process began in early 1999.

Based upon discussions with Egyptian officials during recent visits, management believes that the selection process is being further delayed and is not likely to result in an award announcement in 2003.

The corporation is actively pursuing other opportunities for the SH-2G helicopter in the international defense market. This market is highly competitive and heavily influenced by economic and political conditions. However, management continues to believe that the aircraft is in a good competitive position to meet the specialized needs of navies around the world that operate smaller ships for which the SH-2G is ideally sized.

The corporation also maintains a consignment of the U.S. Navy's inventory of SH-2 spare parts under a multi-year agreement that provides the corporation the ability to utilize certain inventory for support of its SH-2G programs.

Regarding the K-MAX helicopter program, based upon a market evaluation of the aircraft that followed several years of significant market difficulties for the program, management made a determination in the second quarter of 2002 that it would

Management's Discussion and Analysis
of Financial Condition and Results of Operations (CONTINUED)
KAMAN CORPORATION AND SUBSIDIARIES

produce further aircraft only upon firm order by a customer and would pursue both a sale and short-term lease program for existing new and used K-MAX aircraft inventory. During 2002, three used aircraft were leased and two used aircraft (one of which had been under lease) were sold under that program. In connection with the decision made in the second quarter, the corporation wrote down the value of existing aircraft, excess spare parts, and equipment inventories ($46.7 million for inventories and $3.3 million for capital equipment). Development costs for the aircraft were expensed in the past. On a going forward basis, the corporation intends to maintain adequate inventories and personnel to support the fleet.

Also included in the second quarter 2002 pre-tax charge was $11.0 million for the cost of phasing out the corporation's aircraft manufacturing plant in Moosup, Connecticut, by the end of 2003. This is the oldest and least efficient of the corporation's facilities and the work performed there will be relocated to other company facilities. The charge represents severance costs of about $3.3 million at the Moosup and Bloomfield, Connecticut locations which is expected to involve the separation from service of approximately 400 employees (of which $696 thousand had been paid for 119 such separations as of December 31, 2002); asset write-offs of about $2.7 million; and $5.0 million for the cost of closing the facility (including costs associated with an ongoing voluntary environmental remediation program). An additional $8.3 million of ongoing pre-tax costs are expected to be expensed as incurred for moving machinery and re-certifying products and processes.

The Aerospace segment also performs aerostructure and helicopter subcontract work for a variety of aerospace manufacturers and produces proprietary self-lubricating bearings. This business continues to be an area of strategic emphasis for the corporation; however, performance was adversely affected by weakness in the commercial aerospace market during 2002.

Aerostructures subcontract work involves commercial and military aircraft programs. Current programs include production of wing structures for virtually all Boeing commercial aircraft and the C-17 military transport. In the third quarter of 2002, the corporation received a follow-on contract from Boeing for C-17 structural components. The contract runs through June 2007 and has a potential value of $67.5 million. During the second quarter of 2002, the corporation received a new contract from Boeing related to the production and fabrication of an additional group of subassemblies that will become part of aircraft fuselages, wings and tail structures for the Boeing 747, 757, 767 and 777

Management's Discussion and Analysis
of Financial Condition and Results of Operations (CONTINUED)
KAMAN CORPORATION AND SUBSIDIARIES

families of commercial airplanes. Under this new contract, the
Aerospace segment will receive and assemble parts from other
suppliers and ship higher-level assemblies to     Boeing.

Helicopter subcontract work involves commercial helicopter programs. Current work includes multi-year contracts for production of fuselages and rotor systems for various MD Helicopters, Inc. (MDHI) aircraft. Total orders received from MDHI continue to run at significantly lower rates than originally anticipated due to lower than expected demand. MDHI has publicly indicated that aircraft deliveries during 2002 were adversely affected by technical difficulties with respect to certain MD Explorer programs and export financing issues with one MD 600 program. The corporation has developed a large investment in its contracts with MDHI (including receivables, start-up costs, and other program expenditures) and has experienced difficulty with receipt of payments from MDHI. Management is concerned about this exposure and is working with MDHI in an effort to address their payment issues.

The segment manufactures proprietary self-lubricating bearings used in aircraft flight controls, turbine engines and landing gear and produces driveline couplings for helicopters. This business continues to be affected by the drop-off in commercial and regional aircraft manufacturing, although the effect has been offset to some degree by increases in commercial aftermarket and military programs. In late July 2002, the corporation acquired RWG Frankenjura-Industrie Flugwerklager GmbH ("RWG"), a privately held German aerospace bearing manufacturer. RWG complements the corporation's proprietary line of bearings and provides a presence in European aerospace markets. RWG had net sales of about US $10 million in 2001 and its largest customer is Airbus Industrie.

The Aerospace segment also produces advanced technology products and this portion of the segment's business is benefiting from increased defense spending. These products involve systems, devices and assemblies for a variety of military and commercial applications, including safe, arm and fuzing devices for several missile and bomb programs; high reliability memory systems for airborne, shipboard, and ground-based programs; precision non-contact measuring systems for industrial and scientific use; and electro-optic systems for mine detection and other applications.

Advanced technology products is also an area of strategic emphasis for the corporation. In July 2002, the corporation completed its acquisition of the assets and certain liabilities of Dayron, (a division of DSE, Inc.) a weapons fuze manufacturer,

Management's Discussion and Analysis
of Financial Condition and Results of Operations (CONTINUED)
KAMAN CORPORATION AND SUBSIDIARIES

located in Orlando, Florida. Dayron manufactures bomb fuzes for a variety of munitions programs, and has the contract to develop a fuze for the U.S. Air Force and Navy Joint Programmable Fuze
(JPF) program. As a result of qualification test results received during the first quarter of 2003, the corporation is evaluating the need for certain changes to the fuze and its production process. In addition, a new government requirement has been identified for which the corporation expects to receive a contract modification in the near term. Management currently expects to complete changes, if any, and resume final qualification testing by early in the third quarter of 2003.

In the third quarter of 2002, the corporation was selected to participate on a Northrop Grumman-led team for a U.S. Navy program to design and develop the Rapid Airborne Mine Clearance System, a helicopter-borne clearance capability system for near surface and surface moored sea mines that will provide airborne mine defense for carrier battle groups and amphibious ready groups. The corporation will be responsible for the laser-based target sensor subsystem development. The 36-month subcontract is valued at approximately $7.6 million. In October of 2002, the corporation was selected to participate with the University of Arizona to build a collimator used for testing large optical systems in a vacuum environment. The corporation's portion of the five-year contract is valued at about $12.8 million, with the majority of the work expected to occur in 2003.

The corporation has sold two non-core portions of the Aerospace segment. Specifically, in the second quarter of 2002, the corporation sold its microwave products line. That product line was associated with the former Kaman Sciences Corp. subsidiary which was sold in 1997. Microwave product sales were about $7.5 million in 2001. In January 2003, the corporation sold its Electromagnetics Development Center (EDC), an electric motor and drive business that had sales of approximately $14 million in 2002. The EDC is part of the industry team selected by the U.S. Navy to design the integrated electric drive system for the Navy's DD(X) next generation surface vessel.

During 2002, a common lean thinking methodology was adopted in manufacturing and office environments across the segment and results have included elimination of production time and parts travel, and required square footages for the segment's activities. The application of lean thinking principles continues.

Industrial Distribution segment net sales increased 5.2% for 2002 compared to a decrease of 12.9% for 2001 and an increase of 3.1%

Management's Discussion and Analysis
of Financial Condition and Results of Operations (CONTINUED)
KAMAN CORPORATION AND SUBSIDIARIES

for 2000.  Net sales for 2002 were $477.2 million (including
$38.0 million from acquisitions made during 2002 and 2001) compared to $453.7 million in 2001 (including $8.0 million from acquisitions made in 2001).

Since the segment's customers include nearly every sector of U.S. industry, this business is influenced by industrial production levels and has been adversely affected by conditions in the manufacturing sector that have existed since late 2000. These difficult economic conditions are continuing, however cost reduction activity has helped the segment to remain profitable to date. Management believes that when economic recovery occurs, this segment will be in a good position to benefit due to its lean operating posture.

In executing the segment's strategy to expand its geographic coverage through both acquisitions and internal growth, the segment acquired a majority of the assets and certain liabilities of A-C Supply, Inc., located in the upper Midwest, in 2001 and a 60% equity interest in Delamac de Mexico S.A. de C.V. "Delamac"), a leading distributor of industrial products headquartered in Mexico City, in the first quarter of 2002. These acquisitions expand the segments presence into new geographical areas and improve its ability to serve national account customers. In addition, during 2002, the segment opened two locations in Roanoke and Lynchburg, Virginia and one location in Omaha, Nebraska.

During 2002, the segment launched a new, updated version of its e-commerce website. The new site provides a computer-to-computer link that features a complete electronic catalog, allowing on-line ordering and payment, and supporting inventory management. This website increases customer convenience and reduces paperwork and costs.

In the past, the Industrial Distribution segment has been one of numerous defendants in a few "John Doe" type legal proceedings, and generally relating to parts allegedly supplied to the U.S. Navy's shipyard in San Diego, California by a predecessor company over 25 years ago, that may have contained asbestos. The corporation settled those few claims for nominal amounts with contribution by insurance carriers. In the third quarter of 2002, however, the corporation experienced an increase in such claims. Management believes that the Industrial Distribution segment has good defenses to these claims, which it intends to assert and does not currently expect that this situation will have a material adverse effect on the corporation.

Management's Discussion and Analysis
of Financial Condition and Results of Operations (CONTINUED)
KAMAN CORPORATION AND SUBSIDIARIES

Music Distribution segment net sales increased 5.9% in 2002 compared to a decrease of 6.2% in 2001 and an increase of 8.6% in 2000. Net sales for 2002 were approximately $127.7 million (including $3.7 million from a 2002 acquisition) compared to $120.6 million in 2001.

The segment had good results for 2002 reflecting the sustained levels of consumer spending in the music retail market. In October 2002, this segment acquired Latin Percussion, Inc., a leading global distributor of a wide range of Latin hand percussion instruments. Latin Percussion's net sales for 2001 were about $20.8 million. Management considers this acquisition to be a strong addition to the segment's existing line of brand name percussion instruments, including Toca, Gretsch, and Sabian.

In the third quarter of 2002, one of the Music Distribution segment's larger chain store customers, Mars Music, filed for Chapter 11 bankruptcy protection. The corporation's exposure as an unsecured creditor has been reserved for.

The corporation's segments, in total, had a net operating loss of $35.7 million in 2002 compared to operating profits of $26.3 million for 2001 and $74.6 million in 2000. The 2002 results reflect difficult economic conditions and include the second quarter pre-tax charge of $86.0 million described earlier. Excluding the 2002 charge, operating profits would have been $50.3 million. The 2001 results include the $31.2 million second quarter sales and pre-tax earnings adjustment also described earlier and reflect lower revenues in the Australia and New Zealand SH-2G helicopter programs as well as lower sales in the Industrial Distribution segment due to economic conditions. Excluding the Aerospace segment adjustment, operating profits for all the corporation's segments would have been $57.5 million for 2001. Results for 2000 reflect good earnings performance on the part of each business segment and an add-back of $1.7 million of the 1999 charge in the Industrial Distribution segment that was unused.

For the year 2002, the Aerospace segment had an operating loss of $55.2 million, primarily due to the previously described charge. Excluding the charge, segment operating profits would have been $30.8 million for 2002. In 2001, the segment had operating profits of $6.5 million. Excluding the 2001 adjustment, segment operating profits would have been $37.7 million for the year.
The lack of new helicopter production orders, in combination with the wind down of the New Zealand and Australia SH-2G programs and weakness in the commercial aerospace market, has necessitated significant measures as the segment attempts to

Management's Discussion and Analysis
of Financial Condition and Results of Operations (CONTINUED)
KAMAN CORPORATION AND SUBSIDIARIES

bring operating overheads in line with a lower business base. These steps have included the charge already described to phase out operations at the Moosup, Connecticut production facility and continuing reduction in the segment's workforce. As a result of lower production levels, overhead expenditures must be absorbed at higher rates by active programs, and in the fourth quarter of 2002 these increased overhead rates resulted in higher costs, lower program profitability and loss accruals for a few long-term programs, including certain Boeing work, and a higher loss accrual for the Australia SH-2G program. Industrial Distribution segment operating profits for 2002 were $12.3 million, compared to $13.2 million the previous year, reflecting the continued impact of weakness in the economy. Particularly in this environment, the industry's practice of providing vendor incentives was an important contributor to the segment's operating profits. In addition, steps taken to reduce costs throughout the segment helped to maintain its profitability in 2002. Music Distribution segment operating profits for 2002 were $7.2 million compared to $6.6 million last year, reflecting the Latin Percussion acquisition and continued consumer spending in the music retail market.

Operating profits for the Aerospace segment were $6.5 million in 2001, a decrease from $44.2 million the prior year, reflecting the sales and pre-tax earnings adjustment in the Aerospace segment and lower revenues from the Australia and New Zealand SH-2G helicopter programs. Operating profits for the Industrial Distribution segment were $13.2 million in 2001 compared to $22.9 million the previous year. Operating profits for the Music Distribution segment were $6.6 million in 2001, compared to $7.4 million the previous year.

The corporation reported a net loss in 2002 of $33.6 million, or $1.50 net loss per share diluted, compared to net earnings of $11.7 million, or $0.52 per diluted share in 2001, and $36.9 million or $1.57 per diluted share in 2000. The 2002 and 2001 results each include the charges or adjustments previously described. Excluding the 2002 Aerospace segment charge, net earnings would have been $21.8 million or $0.96 per share diluted. Excluding the 2001 Australia program adjustment, net earnings would have been $30.5 million or $1.33 per share diluted. Net earnings for 2000 were affected positively by the add-back of $1.7 million of the 1999 charge in the Industrial Distribution segment that was unused.

Selling, general and administrative expenses for the year 2002 were higher than for 2001, principally due to acquisitions. For the year ended December 31, 2002, net interest expense increased,

Management's Discussion and Analysis
of Financial Condition and Results of Operations (CONTINUED)
KAMAN CORPORATION AND SUBSIDIARIES

principally due to borrowings to fund acquisitions. For the year ended December 31, 2001, interest expense exceeded interest income due to the reduction of surplus cash. For the year ended December 31, 2000, interest income earned from investment of surplus cash more than offset interest expense.

Other income for the year ended December 31, 2002 includes a pre-tax $1.9 million gain from the sale of the corporation's microwave products line. Other income for the year 2001 included gains from the sale of facilities of $2.7 million.

The tax benefit for the year 2002 is calculated at approximately 34% and represents the combined estimated federal and state tax effect attributable to the second quarter loss. In the 2001 period, the corporation adjusted its estimated tax rate to 25 percent, primarily due to reduced tax considerations on the Australian helicopter program. The consolidated effective tax rate for 2000 was 36%.

The corporation has not been required to make a contribution to its tax-qualified defined benefit pension plan since 2000. As a result of market conditions, the corporation will be required to expense approximately $4.6 million in 2003 and make a contribution of $1.4 million for 2003, based upon the asset value of the pension trust fund as of December 31, 2002.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which apply to the corporation effective July 1, 2001 and January 1, 2002, respectively. SFAS 141 requires all business combinations initiated after June 30, 2001 to use the purchase method of accounting. SFAS 142 discontinues the amortization of goodwill, including goodwill recorded in past business combinations. The corporation has adopted these statements in accordance with their terms and that adoption did not have a material impact on the corporation's consolidated results of operations or financial position.

In 2001, the FASB also issued Statement of Financial Accounting Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" ("SFAS 143"), and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and provides accounting guidance for legal obligations associated with the

Management's Discussion and Analysis
of Financial Condition and Results of Operations (CONTINUED)
KAMAN CORPORATION AND SUBSIDIARIES

retirement of tangible long-lived assets. SFAS 143 is effective in fiscal years beginning after June 15, 2002. The corporation adopted SFAS 143 effective January 1, 2003 and that adoption did not have a material impact on its consolidated results of operations or financial position. SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. The provisions of SFAS 144 are effective in fiscal years beginning after December 15, 2001, and in general are to be applied prospectively. The corporation has adopted SFAS 144 effective January 1, 2002 and that adoption did not have a material impact on its consolidated results of operations or financial position.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 also requires that the initial measurement of a liability be at fair value. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The corporation adopted SFAS 146 effective January 1, 2003 and that adoption did not have a material impact on its consolidated results of operations or financial position.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of Statement 123 in both annual and interim financial statements. The provisions of SFAS 148 are effective in fiscal years ending after December 15, 2002. The corporation has adopted the statement in accordance with its terms and that adoption did not have a material impact on the corporation's consolidated results of operations or financial position.

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts

Management's Discussion and Analysis
of Financial Condition and Results of Operations (CONTINUED)
KAMAN CORPORATION AND SUBSIDIARIES

of revenues and expenses during the reporting period.
Significant accounting policies are disclosed in the Notes to Consolidated Financial Statements in the corporation's Annual Report on Form 10-K for the year ended December 31, 2002. The most significant current areas involving management judgments and estimates are described below. Actual results could differ from those estimates.

LONG-TERM CONTRACTS - REVENUE RECOGNITION

Sales and estimated profits under long-term contracts are principally recognized on the percentage-of-completion method of accounting, generally using either a ratio that costs incurred bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information for each contract, or units-of-delivery as the measurement basis for effort accomplished. Reviews of contracts are made regularly throughout their lives and revisions in profit estimates are recorded in the accounting period in which the revisions are made. Any anticipated contract losses are charged to operations when first indicated.

ACCOUNTS RECEIVABLE

Trade accounts receivable consist of amounts billed and currently due from customers. The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in the trade accounts receivable balance. Management determines the allowance for doubtful accounts based on known troubled accounts, historical experience, and other currently available evidence. Billed amounts for U.S. Government, commercial, and other government contracts consist of amounts billed and currently due from customers. Recoverable costs and accrued profit - not billed for U.S. Government, commercial, and other government contracts primarily relate to costs incurred on contracts which will become billable upon future deliveries, achievement of specific contract milestones or completion of engineering and service type contracts.

INVENTORIES

Inventory of merchandise for resale is stated at cost (using the average costing method) or market, whichever is lower. Contracts and work in process, and finished goods are valued at production cost represented by material, labor and overhead, including general and administrative expenses where applicable. Contracts and work in process, and finished goods are not recorded in excess of net realizable values.

Management's Discussion and Analysis
of Financial Condition and Results of Operations (CONTINUED)
KAMAN CORPORATION AND SUBSIDIARIES

GOODWILL AND OTHER INTANGIBLE
ASSETS ACCOUNTING

Goodwill and certain other intangible assets are no longer required to be amortized but rather are evaluated at least annually for impairment. The corporation utilizes discounted cash flow models to determine fair value used in the goodwill and other intangible asset impairment evaluations. Management's estimates of fair value are based upon factors such as projected sales and cash flows and other elements requiring significant judgments. The corporation utilizes the best available information to prepare its estimates and perform impairment evaluations; however, actual results could differ significantly, resulting in the future impairment of recorded goodwill and other intangible asset balances.

LIQUIDITY AND CAPITAL RESOURCES

For calendar year 2002, operating activities used a net of $11.2 million of cash. The Industrial Distribution segment was the largest user of working capital during 2002, mostly due to growth in receivables and inventories and reductions in accounts payables. Cash flow for the year was generally not affected by the $86.0 million second quarter Aerospace charges previously described because $52.7 million of the charges were non-cash in nature and $6.5 million consisted of a write-down of receivables. Additionally, $8.3 million of the Moosup restructuring ($696 thousand of which had been spent for severances as of December 31, 2002) and the $18.5 million loss accrual attributable to the Australia SH-2G program are expected to be spent in future periods. The second quarter charges are expected to result in a tax benefit of about 34 percent although much of the cash aspect of this benefit will not be realized until 2003 and future periods. During 2002, cash was used by investing activities principally due to the acquisitions of Delamac, Dayron, RWG and Latin Percussion and by the purchase of items such as machinery and computer equipment. This was offset to some degree by the sale of the microwave products line. Cash provided by financing activities was primarily attributable to bank borrowings to fund the acquisitions. This was partially offset by the payment of dividends to shareholders.

For calendar year 2001, operating activities provided cash in the amount of $20.1 million. These results were due primarily to net reductions in accounts receivable in the Aerospace and Industrial Distribution segments, including the $31.2 million sales and pre-tax earnings adjustment in the Aerospace segment, and reductions in inventories in the Distribution segment. This was offset by

Management's Discussion and Analysis
of Financial Condition and Results of Operations (CONTINUED)
KAMAN CORPORATION AND SUBSIDIARIES

decreases in accounts payable in the Aerospace and Music Distribution segments and accrued expenses and payables throughout each of the segments and by a reduction in advances on contracts in the Aerospace segment. Other items include a reduction in income taxes payable as well as an increase in other current assets, which relate primarily to the tax benefits associated with the adjustment and a net pension income item, respectively. During the year 2001, cash was used in investing activities for the A-C Supply asset acquisition, the Plastic Fabricating Company, Inc. stock acquisition, and for the purchase of items such as machinery and computer equipment, which usage was offset somewhat by proceeds from the sale of assets. Cash used by financing activities was primarily attributable to the payment of dividends to common shareholders, and to a lesser degree the sinking fund requirement for the corporation's debentures (described below) and repurchase of the corporation's Class A common stock pursuant to a repurchase program for use in administration of the corporation's stock plans and general corporate purposes.

The corporation had $30.8 million in surplus cash at December 31, 2001 with an average balance of $34.0 million for the year. These funds were invested in high quality, short-term instruments.

For calendar year 2000, operating activities provided cash in the amount of $8.4 million. Such activities were significantly impacted by increases in accounts receivable for the Aerospace segment's SH-2G helicopter programs. Increases in accounts payable in the Aerospace and Music Distribution businesses offset this impact to some degree. For the year, cash used in investing activities was for items such as acquisition of machinery and computer equipment used in manufacturing and distribution.
Cash used in financing activities was primarily attributable to the payment of dividends to common shareholders, repurchase of Class A common stock pursuant to the repurchase program and the sinking fund requirement for the corporation's debentures (both described below).

At December 31, 2002, the corporation had $23.2 million of its 6% convertible subordinated debentures outstanding. The debentures are convertible into shares of Class A common stock at any time on or before March 15, 2012 at a conversion price of $23.36 per share, generally at the option of the holder. Pursuant to a sinking fund requirement that began March 15, 1997, the corporation redeems approximately $1.7 million of the outstanding principal of the debentures each year.

Management's Discussion and Analysis
of Financial Condition and Results of Operations (CONTINUED)
KAMAN CORPORATION AND SUBSIDIARIES

In November 2000, the corporation's board of directors approved a replenishment of the corporation's stock repurchase program, providing for repurchase of an aggregate of 1.4 million Class A common shares for use in administration of the corporation's stock plans and for general corporate purposes. As of December 31, 2002, a total of about 249,000 shares had been repurchased under this replenishment program.

The corporation maintains a revolving credit agreement involving a group of financial institutions. The agreement has a maximum unsecured line of credit of $225 million which consists of a $150 million commitment for five years, and a $75 million commitment under a "364 day" arrangement which is renewable annually for an additional 364 days, upon the consent of the banks. The entire facility expires in 2005. The $75 million commitment was renewed in November 2002. The most restrictive of the covenants contained in the agreement requires the corporation to have EBITDA, as defined, at least equal to 300% of net interest expense, on the basis of a rolling four quarters and a ratio of consolidated total indebtedness to total capitalization of not more than 55%. Late in the second quarter of 2002, an amendment to the revolving credit agreement was entered into, under which the non-cash portion of the 2002 second quarter charges, up to $52.5 million, were excluded from the financial covenant calculations. In view of the weak earnings environment, management is closely monitoring the EBITDA to interest expense ratio requirement.

Letters of credit are generally considered borrowings for purposes of the revolving credit agreement. A total of $51.0 million in letters of credit were outstanding at December 31, 2002, most of which is related to the Australia SH-2G program. A reduction of $2 million pursuant to the Australia program occurred in early February 2003. Further reductions to the Australia letters of credit are anticipated as agreed upon performance milestones are reached under a recent agreement between the corporation and the Australian government regarding the process for completion of delivery of the SH-2G(A) aircraft with the full ITAS software.

Total average bank borrowings were $23.8 million for 2002 compared to $2.5 million in 2001 and $2.3 million in 2000.
During 2002, cash in the amount of approximately $51.2 million was used for the acquisitions of Delamac, Dayron, RWG, and Latin Percussion. In connection with the acquisition of RWG, in July 2002 the corporation established a 9.5 million Euro term loan and revolving credit facility with one of its revolving credit agreement lenders having offices in London. In general, the agreement contains the same financial covenants as the revolving

Management's Discussion and Analysis
of Financial Condition and Results of Operations (CONTINUED)
KAMAN CORPORATION AND SUBSIDIARIES

credit agreement described previously and the term of this facility will expire at the same time as the revolving credit agreement.

Management believes that the corporation's annual cash flow from operations and available unused bank lines of credit under its revolving credit agreement will be sufficient to finance its working capital and other recurring capital requirements for the foreseeable future.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking information relating to the corporation's business and prospects, including the SH-2G and K-MAX helicopter programs, aerostructures and helicopter subcontract programs and components, advanced technology products, including fuzes for the JPF program, the industrial and music distribution businesses, operating cash flow, and other matters that involve a number of uncertainties that may cause actual results to differ materially from expectations. Those uncertainties include, but are not limited to: 1) the successful conclusion of competitions and thereafter contract negotiations with government authorities, including foreign governments, including specifically the Egypt helicopter competition; 2) political developments in countries where the corporation intends to do business; 3) standard government contract provisions permitting renegotiation of terms and termination for the convenience of the government; 4) economic and competitive conditions in markets served by the corporation, including industry consolidation in the United States and global economic conditions; 5) attainment of remaining project milestones and satisfactory completion of the Australian SH-2G(A) program; 6) recovery of the corporation's investment in the MD Helicopter, Inc. contracts; 7) actual costs for moving equipment and re-certifying products and processes in connection with phase out of the Moosup, Connecticut facility; 8) JPF program final qualification test results and receipt of production orders; 9) achievement of enhanced business base in the Aerospace segment in order to better absorb overhead rates; 10) successful sale or lease of existing K-MAX inventory; 11) profitable integration of acquired businesses into the corporation's operations; 12)
U.S. industrial production levels; 13) changes in supplier sales policies; 14) the effect of price increases or decreases; and 15) currency exchange rates, taxes, changes in laws and regulations, interest rates, inflation rates, general business conditions and other factors. Any forward-looking information should be considered with these factors in mind.

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)      Selected Quarterly Financial Data
                                            KAMAN CORPORATION AND SUBSIDIARIES

                    FIRST      SECOND       THIRD       FOURTH          TOTAL
                  QUARTER     QUARTER     QUARTER      QUARTER          YEAR
-----------------------------------------------------------------------------
NET SALES:
   2002         $ 223,093   $ 209,141   $ 218,266    $ 230,276     $ 880,776
   2001           244,489     194,338     219,102      217,940       875,869

GROSS PROFIT:
   2002         $  60,410   $ (19,659)  $  57,305    $  59,477     $ 157,533
   2001            61,797      26,473      54,860       58,957       202,087

NET EARNINGS (LOSS):
   2002         $   5,341   $ (50,366)  $   5,572    $   5,852     $ (33,601)
   2001             8,741     (12,495)      8,526        6,942        11,714

PER SHARE - BASIC:
   2002         $     .24   $   (2.25)  $     .25    $     .26     $   (1.50)
   2001               .39        (.56)        .38          .31           .52

PER SHARE - DILUTED:
   2002         $     .24   $   (2.25)  $     .25    $      .26     $  (1.50)
   2001               .38        (.56)        .37           .31          .52
-----------------------------------------------------------------------------

The calculated per share-diluted amounts for the twelve months ended December 31, 2002 and 2001 are anti-dilutive, therefore, amounts shown are equal to the basic per share calculation.

The quarterly per share-diluted amounts for 2001 do not equal the "Total Year" figure due to the calculation being anti-dilutive in the second quarter.


Consolidated Balance Sheets (IN THOUSANDS EXCEPTS SHARE AND PER SHARE AMOUNTS) KAMAN CORPORATION AND SUBSIDIARIES

December 31                                                2002         2001
------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                           $    5,571   $  30,834
   Accounts receivable                                    195,857     186,798
   Inventories                                            164,715     197,400
   Income taxes receivable                                  5,192         342
   Deferred income taxes                                   28,450      16,938
   Other current assets                                    14,460      10,339
------------------------------------------------------------------------------
       Total current assets                               414,245     442,651
------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, NET                         61,635      60,769
GOODWILL AND OTHER INTANGIBLE ASSETS                       50,994      13,281
OTHER ASSETS                                                8,666       5,245
------------------------------------------------------------------------------
TOTAL ASSETS                                           $  535,540   $ 521,946
------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Notes payable                                       $    8,647   $   2,378
   Current portion of long-term debt                        1,660       1,660
   Accounts payable - trade                                46,664      52,044
   Accrued salaries and wages                               8,434       7,252
   Accrued vacations                                        6,434       6,031
   Accrued contract loss                                   26,674          --
   Accrued restructuring cost                               7,594          --
   Advances on contracts                                   22,318      30,781
   Other accruals and payables                             28,669      41,114
------------------------------------------------------------------------------
       Total current liabilities                          157,094     141,260
------------------------------------------------------------------------------

Consolidated Balance Sheets (IN THOUSANDS EXCEPTS SHARE AND PER SHARE AMOUNTS) KAMAN CORPORATION AND SUBSIDIARIES


December 31                                                2002         2001
------------------------------------------------------------------------------

LONG-TERM DEBT, EXCLUDING CURRENT PORTION                  60,132      23,226
OTHER LONG-TERM LIABILITIES                                26,367      23,879

SHAREHOLDERS' EQUITY:
   Capital stock, $1 par value per share:
     Preferred stock, authorized 700,000 shares:
       Series 2 preferred stock, 61/2% cumulative convertible,
       authorized 500,000 shares, none outstanding             --          --
     Common stock:
       Class A, authorized 48,500,000 shares, nonvoting;
         $.10 per common share dividend preference;
         issued 23,066,260 shares in 2002 and 2001         23,066      23,066
       Class B, authorized 1,500,000 shares, voting;
         issued 667,814 shares in 2002 and 2001               668         668
   Additional paid-in capital                              77,267      77,389
   Retained earnings                                      209,932     253,403
   Unamortized restricted stock awards                     (2,094)     (2,206)
   Accumulated other comprehensive income (loss)           (1,099)       (919)
------------------------------------------------------------------------------
                                                          307,740     351,401
   Less 1,274,091 shares and 1,455,214 shares
     of Class A common stock in 2002 and 2001,
     respectively, held in treasury, at cost              (15,793)    (17,820)
------------------------------------------------------------------------------
       Total shareholders' equity                         291,947     333,581
------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $  535,540   $ 521,946
------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


(IN THOUSANDS EXCEPTS PER SHARE          Consolidated Statements of Operations
AMOUNTS)                                    KAMAN CORPORATION AND SUBSIDIARIES

Year ended December 31                       2002          2001          2000
------------------------------------------------------------------------------
NET SALES                               $ 880,776    $  875,869    $1,031,234
------------------------------------------------------------------------------

COSTS AND EXPENSES:
   Cost of sales(1)                       723,243       673,782       774,264
   Selling, general and
     administrative expense               199,453       188,752       202,319
   Restructuring costs(2)                   8,290            --        (1,680)
   Other operating expense (income)        (1,302)       (1,076)       (1,092)
   Interest expense (income), net           2,486           623        (1,660)
   Other expense (income), net(3)            (468)       (1,876)        1,363
------------------------------------------------------------------------------
                                          931,702       860,205       973,514
------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE INCOME TAXES       (50,926)       15,664        57,720
INCOME TAXES (BENEFIT)                    (17,325)        3,950        20,800
------------------------------------------------------------------------------
NET EARNINGS (LOSS)                     $ (33,601)   $   11,714    $   36,920
------------------------------------------------------------------------------

PER SHARE:
   Net earnings (loss) per share:
     Basic                              $   (1.50)   $      .52    $     1.61
     Diluted(4)                             (1.50)          .52          1.57
   Dividends declared                         .44           .44           .44
------------------------------------------------------------------------------

(1) Cost of sales for the twelve months ended December 31, 2002 includes the write-off of K-MAX assets of $50,000 and Moosup facility assets of $2,679 which are associated with the charge taken in the Aerospace segment.

(2) Restructuring costs for the twelve months ended December 31, 2002 relate to the closure of the Moosup facility in 2003 and are associated with the charge taken in the Aerospace segment.

(3) Included in "Other expense (income), net" are the net gain on the sale of product line and other assets of $2,299 and $2,637 for the twelve months ended December 31, 2002 and 2001, respectively.

(4) The calculated diluted per share amounts for the twelve months ended December 31, 2002 and 2001 are anti-dilutive, therefore, amounts shown are equal to the basic per share calculation.
See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes          (IN THOUSANDS EXCEPT SHARE AMOUNTS)
in Shareholders' Equity
KAMAN CORPORATION AND SUBSIDIARIES

Year ended December 31                          2002         2001        2000
------------------------------------------------------------------------------
SERIES 2 PREFERRED STOCK                   $      --    $      --   $      --
------------------------------------------------------------------------------
CLASS A COMMON STOCK                          23,066       23,066      23,066
------------------------------------------------------------------------------
CLASS B COMMON STOCK                             668          668         668
------------------------------------------------------------------------------

ADDITIONAL PAID-IN CAPITAL:
   Balance - beginning of year                77,389       77,298      78,422
   Employee stock plans                         (304)        (234)       (897)
   Restricted stock awards                       182          325        (227)
------------------------------------------------------------------------------
   Balance - end of year                      77,267       77,389      77,298
------------------------------------------------------------------------------

RETAINED EARNINGS:
   Balance - beginning of year               253,403      251,526     224,702
   Net earnings (loss)(1)                    (33,601)      11,714      36,920
   Dividends declared                         (9,870)      (9,837)    (10,096)
------------------------------------------------------------------------------
   Balance - end of year                     209,932      253,403     251,526
------------------------------------------------------------------------------

UNAMORTIZED RESTRICTED STOCK AWARDS:
   Balance - beginning of year                (2,206)      (1,643)     (1,944)
   Stock awards issued                          (832)      (1,585)       (516)
   Amortization of stock awards                  944        1,022         817
------------------------------------------------------------------------------
   Balance - end of year                      (2,094)      (2,206)     (1,643)
------------------------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
   Balance - beginning of year                  (919)        (749)       (625)
   Foreign currency translation adjustment(1)   (180)        (170)       (124)
------------------------------------------------------------------------------
   Balance - end of year                      (1,099)        (919)       (749)
------------------------------------------------------------------------------


Consolidated Statement of Changes          (IN THOUSANDS EXCEPT SHARE AMOUNTS)
in Shareholders' Equity
KAMAN CORPORATION AND SUBSIDIARIES

Year ended December 31                          2002         2001        2000
------------------------------------------------------------------------------
TREASURY STOCK:
   Balance - beginning of year               (17,820)     (18,120)     (7,912)
   Shares acquired in 2002 - 37,300;
     2001 - 211,550; 2000 - 1,126,888           (412)      (2,760)    (13,660)
   Shares reissued under various stock plans   2,439        3,060       3,452
------------------------------------------------------------------------------
   Balance - end of year                     (15,793)     (17,820)    (18,120)
------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                 $ 291,947    $ 333,581   $ 332,046
------------------------------------------------------------------------------

(1)  Comprehensive income (loss) is $(33,781), $11,544 and $36,796 for 2002,
     2001 and 2000, respectively.

See accompanying notes to consolidated financial statements.

(IN THOUSANDS)                            Consolidated Statement of Cash Flows
                                            KAMAN CORPORATION AND SUBSIDIARIES

Year ended December 31                           2002         2001       2000
------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net earnings (loss)                      $(33,601)    $ 11,714   $  36,920
   Adjustments to reconcile net earnings
    (loss) to cash provided by (used in)
     operating activities:
       Depreciation and amortization          11,620       11,441      11,630
       Net gain on sale of product line
         and other assets                     (2,299)      (2,637)         --
       Restructuring costs                     8,290           --      (1,680)
       Non-cash write-down of assets          52,679           --          --
       Deferred income taxes                 (16,715)        (375)        (75)
       Other, net                              3,403        2,152       6,551
       Changes in current assets and liabilities,
        excluding effects of acquisition/divestiture:
         Accounts receivable                  (4,625)      32,411     (56,201)
         Inventories                         (12,751)       5,407       3,583
         Income taxes receivable              (4,888)      (4,081)        179
         Other current assets                 (2,691)      (3,680)         87
         Accounts payable - trade             (8,813)      (9,284)      9,297
         Accrued contract loss                26,674           --          --
         Accrued restructuring costs            (696)          --          --
         Advances on contracts                (9,286)     (11,124)     (8,338)
         Accrued expenses and payables       (17,470)     (11,813)      6,400
------------------------------------------------------------------------------
           Cash provided by (used in)
             operating activities            (11,169)      20,131       8,353
------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sale of product
     line and other assets                     8,034        4,047          56
   Expenditures for property, plant
     and equipment                            (7,601)      (8,033)    (11,044)
   Acquisition of businesses, less
     cash acquired                           (51,227)     (20,845)         --
   Other, net                                  1,854         (253)       (963)
------------------------------------------------------------------------------
         Cash provided by (used in)
           investing activities              (48,940)     (25,084)    (11,951)
------------------------------------------------------------------------------


(IN THOUSANDS)                            Consolidated Statement of Cash Flows
                                            KAMAN CORPORATION AND SUBSIDIARIES

Year ended December 31                           2002         2001       2000
------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Changes in notes payable                 $   5,985    $     318   $   (794)
   Changes in long-term debt                  36,906       (1,660)     (1,660)
   Proceeds from exercise of employee
     stock plans                               1,485        1,566       1,813
   Purchases of treasury stock                  (412)      (2,760)    (13,660)
   Dividends paid                             (9,850)      (9,834)    (10,193)
   Other                                         732           --          --
------------------------------------------------------------------------------
         Cash provided by (used in)
           financing activities               34,846      (12,370)    (24,494)
------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                           (25,263)     (17,323)    (28,092)
CASH AND CASH EQUIVALENTS AT BEGINNING
  OF YEAR                                     30,834       48,157      76,249
------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR    $  5,571     $ 30,834   $  48,157
------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


Notes to Consolidated Financial Statements
IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000

SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

     Principles of Consolidation - The accompanying consolidated financial statements include the accounts of the parent corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts in prior year financial statements and notes thereto have been reclassified to conform to current year presentation.

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

     Long-Term Contracts - Revenue Recognition - Sales and estimated profits under long-term contracts are principally recognized on the percentage-of-completion method of accounting, generally using either a ratio that costs incurred bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information for each contract, or units-of-delivery as the measurement basis for effort accomplished. Reviews of contracts are made regularly throughout their lives and revisions in profit estimates are recorded in the accounting period in which the revisions are made. Any anticipated contract losses are charged to operations when first indicated.

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

     Property, Plant and Equipment - Depreciation of property, plant and equipment is computed primarily on a straight-line

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


basis over the estimated useful lives of the assets. The estimated useful lives for buildings range between 15 to 40 years and leasehold improvements range between 5 to 15 years, whereas machinery, office furniture and equipment generally range between 3 to 10 years. At the time of retirement or disposal, the acquisition cost of the asset and related accumulated depreciation are eliminated and any gain or loss is credited or charged against income.

     Maintenance and repair items are charged against income as incurred, whereas renewals and betterments are capitalized and depreciated.

     Goodwill and Other Intangible Assets - Goodwill and intangible assets with indefinite lives are not amortized, but are evaluated for impairment at least annually. Intangible assets with finite lives (presently consisting of patents) are amortized using the straight-line method over their estimated 17 year period of benefit and reviewed for possible impairment whenever changes in conditions indicate carrying value may not be recoverable.

     Research and Development - Research and development costs not specifically covered by contracts are charged against income as incurred. Such costs amounted to $5,363 in 2002, $4,673 in 2001 and $5,463 in 2000.

     Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled.

     Recent Accounting Standards - In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which apply to the corporation effective July 1, 2001 and January 1, 2002, respectively. SFAS 141 requires all business combinations initiated after June 30, 2001 to use the purchase method of accounting. SFAS 142 discontinues the amortization of goodwill, including goodwill recorded in past business combinations.

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


The corporation has adopted these statements in accordance with their terms and that adoption did not have a material impact on the corporation's consolidated results of operations or financial position.

     In 2001, the FASB also issued Statement of Financial Accounting Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" ("SFAS 143"), and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144").

     SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 is effective in fiscal years beginning after June 15, 2002. The corporation adopted SFAS 143 effective January 1, 2003 and that adoption did not have a material impact on its consolidated results of operations or financial position. SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. The provisions of SFAS 144 are effective in fiscal years beginning after December 15, 2001, and in general are to be applied prospectively. The corporation has adopted SFAS 144 effective January 1, 2002 and that adoption did not have a material impact on its consolidated results of operations or financial position.

     In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 also requires that the initial measurement of a liability be at fair value. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The corporation adopted SFAS 146 effective January 1, 2003 and that adoption did not have a material impact on its consolidated results of operations or financial position.

     In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation" to provide

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


alternative methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of Statement 123 in both annual and interim financial statements. The provisions of SFAS 148 are effective in fiscal years ending after December 15, 2002. The corporation has adopted the statement in accordance with its terms and that adoption did not have a material impact on the corporation's consolidated results of operations or financial position.


ACQUISITION OF BUSINESSES

     During the first quarter of 2002, the corporation acquired a 60% equity interest in Delamac de Mexico S.A. de C.V., a leading distributor of industrial products headquartered in Mexico City. Delamac, which had net sales of about US $7,000 in 2001, supplies power transmission, bearings and fluid power products. The assets acquired and liabilities assumed and results of operations since the acquisition have been included in the Industrial Distribution segment.

     In July 2002, the corporation purchased the assets and certain liabilities of Dayron (a division of DSE, Inc.), a weapons fuze manufacturer, located in Orlando, Florida. Dayron manufactures bomb fuzes for a variety of munitions programs, and has the contract to develop a fuze for the Air Force Joint Programmable Fuze (JPF) program. Dayron had net sales of approximately $14,000 for 2001. The assets acquired, liabilities assumed and results of operations since the acquisition have been included in the Aerospace segment.

     In late July 2002, the corporation purchased the stock of RWG Frankenjura-Industrie Flugwerklager GmbH (RWG), a German aerospace bearing manufacturer that complements the corporation's proprietary line of bearings and provides a presence in European aerospace markets. RWG had net sales of about US $10,000 in 2001 and its largest customer is Airbus Industrie. The assets acquired, liabilities assumed and results of operations since the acquisition have been included in the Aerospace segment.

     In October 2002, the corporation purchased the stock of Latin Percussion, Inc., a leading global distributor of a wide range of Latin hand percussion instruments. Latin Percussion had net sales of about $20,800 in 2001. The assets acquired, liabilities assumed and results of operations since the

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


acquisition have been included in the Music Distribution segment.

     In the aggregate, the corporation paid $51,227 for acquisition of businesses in 2002, and there is potential for contingency payments of up to $25,000 over the next ten years if certain milestones are reached. Any such contingency payments would be treated as additional goodwill.

     In September 2001, the company purchased a majority of the assets and liabilities of A-C Supply, Inc. The assets acquired, liabilities assumed and results of operations since the acquisition have been included in the Industrial Distribution segment.

     In December 2001, the company purchased the stock of H.I.G. Aerospace Group, Inc., parent company of Plastic
Fabricating Company, Inc. The assets acquired, liabilities assumed and results of operations since the acquisition have been included in the Aerospace segment.

     All acquisitions have been accounted for as purchases with the purchase price being allocated to the fair value of tangible and intangible assets acquired and liabilities assumed. The excess of the purchase price over the estimated fair market value of net assets acquired has been assigned to goodwill. In accordance with SFAS 142, the goodwill has not been amortized.

     Assuming these acquisitions had taken place on January
1, 2001, Kaman Corporation's pro forma net sales, earnings (loss) before income taxes, net earnings (loss) and net earnings (loss) per share for the years ended December 31, 2002 and 2001 would have been as follows:

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


                                         Pro forma
--------------------------------------------------------
December 31 (unaudited)             2002         2001
--------------------------------------------------------
Net sales                        $  913,597    $ 970,551
Earnings (loss)
 before income taxes                (50,264)      16,384
Net earnings (loss)                 (33,128)      12,045

Net earnings (loss) per share:
   Basic                              (1.48)         .54
   Diluted                            (1.48)         .54
--------------------------------------------------------

     The pro forma results are not necessarily indicative of the results of operations that would have occurred had the acquisitions actually been completed on January 1, 2001. The pro forma results do not include future initiatives or planned synergies, nor are they intended to be indicative of future results. The underlying pro forma information includes interest expense and income tax assumptions associated with the transactions.

DIVESTITURES

     In April 2002, the corporation sold its microwave products line to Meggitt Safety Systems, Inc. That product line was associated with the former Kaman Sciences Corp., a subsidiary which was sold in 1997, and was no longer core to the segment's advanced technology business. Microwave product sales were about $7,500 for the year 2001.

     In January 2003, the corporation sold its electric motor and drive business, operating as the Electromagnetics Development Center ("EDC") within the Kaman Aerospace subsidiary, to DRS Technologies, Inc. The EDC develops and manufactures high performance electric motors, generators, and drive electronics for industrial and defense applications and contributed sales of approximately $14,000 in 2002. The resulting gain from this transaction will be recorded in 2003.

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


RESTRUCTURING COSTS

     The Aerospace segment recorded pre-tax restructuring costs of $8,290 in the second quarter of 2002 for the cost of phasing
out the company's aircraft     manufacturing plant in Moosup,
Connecticut by the end of 2003. The charges represent severance costs of $3,290 at the Moosup and Bloomfield, Connecticut locations for approximately 400 employees (of which $696 has been paid for 119 such separations as of December 31, 2002) and the cost of closing the facility of $5,000 (including costs of an ongoing voluntary environmental remediation program). An additional $8,300 of ongoing pre-tax costs are expected to be incurred for moving machinery to other company facilities and recertifying products and processes.

     In 1999, the Industrial Distribution segment took a pre-tax charge of $12,382 as part of an initiative to streamline operational structure. The costs associated with the reorganization of operations, consolidation of branches, and the closure of other facilities totaled $4,132. The write-off of excess inventory totaled $8,250 and is included in cost of sales. In 2000, the segment completed all activities under the restructuring plan and because the actual financial impact of these activities was less than anticipated in the segment's plan, a favorable change in estimate of $1,680 was recorded.

ASSET WRITE-DOWNS/WRITE-OFFS

     During the second quarter of 2002, as a result of management's evaluation of the K-MAX program, the Aerospace segment wrote-down its K-MAX helicopter program assets, including $46,665 for inventories and $3,335 for capital equipment. In addition, the segment wrote-off Moosup facility assets of $2,679, as a result of the previously described facility closure. These charges are included in cost of sales for 2002.

ACCRUED CONTRACT LOSS

     During the second quarter of 2002, the Aerospace segment recorded a pre-tax charge of $25,000 for estimated cost growth on the Australia SH-2G(A) helicopter program, which put the contract in a loss position. Accordingly, the Company eliminated the $6,505 profit element of previously recorded sales and recognized pre-tax loss accruals of $18,495 for anticipated cost growth

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


associated with completion of the aircraft, final integration and testing of the aircraft's advanced Integrated Tactical Avionic
System (ITAS) software.

     During the fourth quarter of 2002, the Aerospace segment recorded an additional loss accrual for the Australia SH-2G(A) helicopter program, and loss accruals for other long-term programs, consisting principally of certain Boeing programs. These loss accruals reflect the impact of higher overhead rates, which were attributable to lower production activity on the corporation's helicopter and commercial aerospace programs.

ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following:

December 31                                    2002       2001
-----------------------------------------------------------------
Trade receivables, net of allowance
 for doubtful accounts of $2,853
 in 2002, $3,939 in 2001                    $  72,471   $  63,239
U.S. Government contracts:
   Billed                                      11,607      11,529
   Recoverable costs and accrued
    profit - not billed                        21,225      15,169
Commercial and other government contracts:
   Billed                                      21,628      18,835
   Recoverable costs and accrued
    profit - not billed                        68,926      78,026
-----------------------------------------------------------------
     Total                                  $ 195,857   $ 186,798
-----------------------------------------------------------------

     The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in the trade accounts receivable balance. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence.

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


     Recoverable costs and accrued profit-not billed represent costs incurred on contracts which will become billable upon future deliveries, achievement of specific contract milestones or completion of engineering and service type contracts. Management estimates that approximately $36,861 of such costs and accrued profits at December 31, 2002 will be collected after one year. The costs included in this estimate are for the corporation's programs with the Royal Australian Navy and MD Helicopters, Inc.

INVENTORIES

     Inventories are comprised as follows:

December 31                                 2002       2001
--------------------------------------------------------------
Merchandise for resale                   $  95,056   $  86,409
Contracts in process:
   U.S. Government                          13,348       3,686
   Commercial                               16,694      12,525
Other work in process (including
 certain general stock materials)           31,875      49,465
Finished goods                               7,742      45,315
--------------------------------------------------------------
   Total                                 $ 164,715   $ 197,400
--------------------------------------------------------------

     Included above in other work in process and finished goods at December 31, 2002 and 2001 is K-MAX inventory of $25,181 and $76,189, respectively.

     The aggregate amounts of general and administrative costs allocated to contracts in process during 2002, 2001 and 2000 were $51,845, $49,816 and $53,387, respectively.

     The estimated amounts of general and administrative costs remaining in contracts in process at December 31, 2002 and 2001 amount to $4,222 and $2,225, respectively, and are based on the ratio of such allocated costs to total costs incurred.

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


PROPERTY, PLANT AND EQUIPMENT, NET

     Property, plant and equipment are recorded at cost and summarized as follows:

December 31                           2002        2001
--------------------------------------------------------
Land                                $  6,524    $  6,058
Buildings                             35,077      31,881
Leasehold improvements                11,397      15,628
Machinery, office furniture
 and equipment                       108,920     120,333
--------------------------------------------------------
   Total                             161,918     173,900
Less accumulated depreciation
 and amortization                    100,283     113,131
--------------------------------------------------------
Property, plant and
 equipment, net                     $ 61,635    $ 60,769
--------------------------------------------------------

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill and other intangible assets are as follows:

December 31                                 2002             2001
-----------------------------------------------------------------
Intangible assets not subject
  to amortization:
    Goodwill:
      Aerospace                          $  30,635       $  8,792
      Industrial Distribution                3,197          2,573
      Music Distribution                     2,141            800
-----------------------------------------------------------------
                                            35,973         12,165
    Trade name:
      Music Distribution                    13,819             --
-----------------------------------------------------------------
                                            49,792         12,165
Intangible assets subject
  to amortization, net:
    Patents                                  1,202          1,116
-----------------------------------------------------------------
    Total                                $  50,994       $ 13,281
-----------------------------------------------------------------

     Intangible amortization expense was $107 in 2002 and $99 in 2001.


CREDIT ARRANGEMENTS - SHORT-TERM BORROWINGS AND LONG-TERM DEBT

     Revolving Credit Agreement - The corporation maintains a five-year revolving credit agreement (the "Revolving Credit Agreement") with several banks, which consists of a maximum unsecured line of credit of $225,000 ($150,000 commitment expiring in November 2005 and a $75,000 commitment under a "364 Day" arrangement which is renewable annually for an additional 364 days). The $75,000 commitment was renewed in November 2002. In general, outstanding letters of credit are considered to be indebtedness under the Revolving Credit Agreement.

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


     During the second quarter of 2002, the corporation's
Revolving Credit Agreement was amended to exclude the non-cash portion of the 2002 second quarter charges, up to $52,500, from the financial covenant calculations under the Agreement.

     Short-Term Borrowings - Under the Revolving Credit
Agreement, the corporation has the ability to borrow funds on both a short-term and long-term basis. The corporation also has arrangements with other banks, generally to borrow funds on a short-term basis with interest at current market rates.

     Short-term borrowings outstanding are as follows:

December 31                          2002      2001
-----------------------------------------------------
Revolving credit agreement         $     --   $    --
Other credit arrangements             8,647     2,378
-----------------------------------------------------
   Total                           $  8,647   $ 2,378
-----------------------------------------------------

     Long-Term Debt - The corporation has long-term debt as follows:

December 31                          2002      2001
------------------------------------------------------
Revolving credit agreement         $ 30,840   $     --
Euro credit agreement                 7,726         --
Convertible subordinated
 debentures                          23,226     24,886
------------------------------------------------------
   Total                             61,792     24,886
Less current portion                  1,660      1,660
------------------------------------------------------
   Total excluding
    current portion                $ 60,132   $ 23,226
------------------------------------------------------

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


     In the third quarter of 2002, the corporation entered into a 9,500 Euro credit agreement with one of the Revolving Credit Agreement lenders that maintains European offices. The agreement contains a revolving credit facility at current market rates, and a term loan facility at a rate of 5%. In general, the credit agreement incorporates the financial covenants of the Revolving Credit Agreement and expires at the same time.

     Restrictive Covenants - The most restrictive of the covenants contained in the Revolving Credit Agreement requires the corporation to have EBITDA, as defined, at least equal to 300% of interest expense, on the basis of a rolling four quarters and a ratio of consolidated total indebtedness to total capitalization of not more than 55%. Under the 2002 Revolving Credit Agreement Amendment, the non-cash portion of the 2002 second quarter charges, up to $52,500, are excluded from the financial covenant calculations under the Agreement.

     Certain Letters of Credit - The face amounts of irrevocable letters of credit issued under the Revolving Credit Agreement totaled $50,975 and $51,577 at December 31, 2002 and 2001, respectively.

     Convertible Subordinated Debentures - The corporation issued its 6% convertible subordinated debentures during 1987. The debentures are convertible into shares of the Class A common stock of Kaman Corporation at any time on or before March 15, 2012 at a conversion price of $23.36 per share at the option of the holder unless previously redeemed by the corporation. Pursuant to a sinking fund requirement that began March 15, 1997, the corporation redeems $1,660 of the outstanding principal amount of the debentures annually. The debentures are subordinated to the claims of senior debt holders and general creditors. These debentures have a fair value of $22,065 at December 31, 2002 based upon latest market price.

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


     Long-Term Debt Annual Maturities - The aggregate amounts of annual maturities of long-term debt for each of the next five years and thereafter are approximately as follows:

--------------------------------------------------
2003                                      $  1,660
2004                                         1,660
2005                                        40,226
2006                                         1,660
2007                                         1,660
Thereafter                                  14,926
--------------------------------------------------

     Interest Payments - Cash payments for interest were $2,668,
$2,235 and $2,407 for 2002, 2001 and 2000, respectively.


ADVANCES ON CONTRACTS

     Advances on contracts include customer advances together with customer payments and billings associated with the achievement of certain contract milestones in excess of costs incurred, primarily for the Australia SH-2G helicopter contract. The customer advances for that contract are fully secured by letters of credit. It is anticipated that the advances on contracts along with the face amounts of these letters of credit will be reduced as performance milestones are reached in accordance with the agreement between the corporation and the Australian government regarding a phased acceptance and delivery schedule for the SH-2G(A) aircraft.

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


INCOME TAXES

     The components of income taxes are as follows:

                                2002         2001        2000
----------------------------------------------------------------
Current:
   Federal                    $  (1,447)   $  3,411   $   17,629
   State                            698         748        3,179
   Foreign                          273         166           67
----------------------------------------------------------------
                                   (476)      4,325       20,875
----------------------------------------------------------------

Deferred:
   Federal                      (17,111)       (353)         (65)
   State                            262         (22)         (10)
   Foreign                           --          --           --
----------------------------------------------------------------
                                (16,849)       (375)         (75)
----------------------------------------------------------------
   Total                      $ (17,325)   $  3,950   $   20,800
----------------------------------------------------------------

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


     The components of the deferred tax assets and deferred tax liabilities are presented below:

December 31                                 2002         2001
--------------------------------------------------------------
Deferred tax assets:
   Long-term contracts                   $  10,066    $    912
   Deferred employee benefits               14,195      14,766
   Inventory                                 9,311       4,444
   Restructuring costs                       2,679          --
   Accrued liabilities and other items       6,949       6,229
--------------------------------------------------------------
     Total deferred tax assets              43,200      26,351
--------------------------------------------------------------
Deferred tax liabilities:
   Depreciation and amortization            (6,820)     (7,159)
   Other items                              (1,880)     (1,541)
--------------------------------------------------------------
   Total deferred tax liabilities           (8,700)     (8,700)
--------------------------------------------------------------
   Net deferred tax asset                $  34,500    $ 17,651
--------------------------------------------------------------

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

     The provisions for federal income taxes approximate the amounts computed by applying the U.S. federal income tax rate to earnings before income taxes after giving effect to state income taxes. The consolidated effective tax rate was lower due to the reversal of prior years' tax accruals of $1,156, $2,972 and $1,534 in 2002, 2001 and 2000, respectively, as a result of the corporation's ongoing assessment of its open tax years. The reduction in 2001 included reduced tax considerations related to the Australian SH-2G program. Cash payments for income taxes were $3,562, $8,589 and $20,611 in 2002, 2001 and 2000, respectively.

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


PENSION PLAN

     The corporation has a non-contributory defined benefit pension plan covering the full-time U.S. employees of all U.S. subsidiaries (with the exception of certain companies acquired in 2002 and 2001 who have not adopted the plan). These employees become participants of the plan upon their completion of hours of service requirements. Benefits under this plan are generally based upon an employee's years of service and compensation levels during employment with an offset provision for social security benefits. It is the corporation's policy to fund pension costs accrued. Plan assets are invested in a diversified portfolio consisting of equity and fixed income securities (including $8,388 of Class A common stock of Kaman Corporation at December 31, 2002).

     The pension plan costs were computed using the projected unit credit actuarial cost method and include the following components:

                                     2002        2001       2000
-----------------------------------------------------------------
Service cost for benefits
 earned during the year          $ 10,061    $  9,757   $  9,528
Interest cost on projected
 benefit obligation                24,045      22,822     21,688
Expected return on
 plan assets                      (32,761)    (31,614)   (29,050)
Net amortization
 and deferral                      (1,382)     (3,589)    (2,635)
-----------------------------------------------------------------
Net pension cost (income)        $    (37)   $ (2,624)  $   (469)
-----------------------------------------------------------------

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


     The change in actuarial present value of the projected benefit obligation is as follows:

December 31                                2002          2001
---------------------------------------------------------------
Projected benefit obligation
 at beginning of year                   $ 329,168     $ 312,273
Service cost                               10,061         9,757
Interest cost                              24,045        22,822
Actuarial liability loss                   15,848           413
Plan amendments                                --           817
Benefit payments                          (17,909)      (16,914)
---------------------------------------------------------------
Projected benefit obligation at
 end of year                            $ 361,213     $ 329,168
---------------------------------------------------------------

     The change in the actuarial liability loss for 2002 is principally due to effect of the change in the discount rate.

The change in fair value of plan assets is as follows:

December 31                                2002         2001
--------------------------------------------------------------
Fair value of plan assets at
 beginning of year                      $ 386,642    $ 414,453
Actual return on plan assets              (30,920)     (10,897)
Employer contribution                          --           --
Benefit payments                          (17,909)     (16,914)
--------------------------------------------------------------
Fair value of plan assets
 at end of year                         $ 337,813    $ 386,642
--------------------------------------------------------------

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


December 31                                 2002        2001
--------------------------------------------------------------
Excess (deficiency) of assets over
 projected benefit obligation            $(23,400)   $  57,474
Unrecognized prior service cost               576          582
Unrecognized net (gain) loss               25,425      (55,493)
--------------------------------------------------------------
Accrued (prepaid) pension cost           $ (2,601)   $  (2,563)
--------------------------------------------------------------

     The actuarial assumptions used in determining the funded status and the net periodic benefit cost of the pension plan are as follows:

December 31                                  2002       2001
----------------------------------------------------------------
Discount rate                                 7.0%       7.5%
Expected return on plan assets              8.625%     8.625%
Average rate of increase in
 compensation levels                          4.0%       4.5%
----------------------------------------------------------------

     The corporation also maintains a defined contribution plan which has been adopted by certain of its U.S. subsidiaries. All employees of adopting employers who meet the eligibility requirements of the plan may participate. Employer matching contributions are currently made to the plan with respect to a percentage of each participant's pre-tax contribution. For each dollar that a participant contributes, up to 5% of compensation, participating subsidiaries make employer contributions of fifty cents ($.50). Employer contributions to the plan totaled $3,019, $3,438 and $3,514 in 2002, 2001 and 2000, respectively.

     Certain U.S. subsidiaries acquired in 2002 and 2001 maintain their own defined contribution plans for their eligible employees. Employer matching contributions are made on a discretionary basis.

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


OTHER LONG-TERM LIABILITIES

     Other long-term liabilities consist of the following:

December 31                        2002        2001
-----------------------------------------------------
Supplemental employees'
 retirement plan                $  13,680   $  12,730
Deferred compensation               8,288       8,673
Other                               4,399       2,476
-----------------------------------------------------
   Total                        $  26,367   $  23,879
-----------------------------------------------------


COMMITMENTS AND CONTINGENCIES

     Rent commitments under various leases for office space, warehouses, land and buildings expire at varying dates from January 2003 to December 2010. Certain annual rentals are subject to renegotiation, with certain leases renewable for varying periods. Lease periods for machinery and equipment vary from 1 to 5 years.

     Substantially all real estate taxes, insurance and maintenance expenses are obligations of the corporation. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

The following future minimum rental payments are required under operating leases that have initial or remaining

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


noncancelable lease terms in excess of one year as of December
31, 2002:

-------------------------------------------------
2003                                     $ 12,312
2004                                        6,673
2005                                        4,302
2006                                        2,406
2007                                        1,502
Thereafter                                  1,274
-------------------------------------------------
Total                                    $ 28,469
-------------------------------------------------

     Lease expense for all operating leases, including leases with terms of less than one year, amounted to $15,172, $15,113 and $14,710 for 2002, 2001 and 2000, respectively.

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


COMPUTATION OF EARNINGS (LOSS)
PER SHARE

     The earnings (loss) per share - basic computation is based on the net earnings (loss) divided by the weighted average number of shares of common stock outstanding for each year.

     The earnings (loss) per share - diluted computation assumes that at the beginning of the year the 6% convertible subordinated debentures are converted into Class A common stock with the resultant reduction in interest costs net of tax. The earnings
(loss) per share - diluted computation also includes the common stock equivalency of dilutive options granted to employees under the Stock Incentive Plan. Excluded from the earnings (loss) per

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000

share - diluted calculation are options granted to employees that are anti-dilutive based on the average stock price for the year.

                                 2002           2001         2000
-----------------------------------------------------------------
Earnings (loss) per
 share - basic
   Net earnings (loss)    $   (33,601)   $    11,714   $   36,920
-----------------------------------------------------------------
   Weighted average shares
    outstanding (000)          22,408         22,364       22,936
-----------------------------------------------------------------
   Earnings (loss) per
    share - basic         $     (1.50)   $       .52   $     1.61
-----------------------------------------------------------------
Earnings (loss) per
 share - diluted
   Net earnings (loss)    $   (33,601)   $    11,714   $   36,920
   Plus:
     After-tax interest savings
     on convertible debentures    918          1,093        1,031
-----------------------------------------------------------------
   Net earnings (loss)
    assuming conversion   $   (32,683)   $    12,807   $   37,951
-----------------------------------------------------------------
   Weighted average
    shares outstanding (000)   22,408         22,364       22,936
   Plus shares issuable on:
     Conversion of 6%
     convertible debentures        --          1,080        1,151
     Exercise of
      dilutive options             --            205           81
-----------------------------------------------------------------
   Weighted average
    shares outstanding
    assuming conversion (000)  22,408         23,649       24,168
-----------------------------------------------------------------
     Earnings (loss) per
      share - diluted(1)  $     (1.50)   $       .52   $     1.57
-----------------------------------------------------------------

(1) The calculated diluted earnings (loss) per share amounts for 2002 and 2001 are anti-dilutive, therefore, amounts shown are

                               Page 47

Notes to Consolidated Financial Statements (CONTINUED)
IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


equal to the basic earnings (loss) per share calculation. Additional potentially diluted average shares outstanding of 1,145,000 from the conversion of the debentures and the exercise of dilutive stock options for the twelve months ended December 31, 2002 have been excluded from the average diluted shares outstanding due to the loss from operations in that year.


STOCK PLANS

     Employees Stock Purchase Plan - The Kaman Corporation Employees Stock Purchase Plan allows employees to purchase Class A common stock of the corporation, through payroll deductions, at 85% of the market value of shares at the time of purchase. The plan provides for the grant of rights to employees to purchase a maximum of 1,500,000 shares of Class A common stock. There are no charges or credits to income in connection with the plan. During 2002, 115,316 shares were issued to employees at prices ranging from $8.59 to $15.33 per share. During 2001, 106,921 shares were issued to employees at prices ranging from $10.41 to $15.21 per share. During 2000, 145,485 shares were issued to employees at prices ranging from $7.76 to $13.60 per share. At December
31, 2002, there were approximately 865,300 shares available for offering under the plan.

     Stock Incentive Plan - The corporation maintains a Stock Incentive Plan that is scheduled to expire in November 2003. It is expected that the corporation will renew the plan at that time, subject to subsequent shareholders' approval. The Stock Incentive Plan provides for the grant of non-statutory stock options, incentive stock options, restricted stock awards and stock appreciation rights primarily to officers and other key employees. At December 31, 2002, there were approximately 321,700 shares available for the granting of stock options.

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

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


ten years from the date of grant and are exercisable on a cumulative basis with respect to 20% of the rights on each of the five anniversaries from the date of grant. These awards are subject to forfeiture if a recipient separates from service with the corporation.

     Restricted stock awards were made for 56,000 shares at prices ranging from $14.50 to $17.74 per share in 2002, 100,000 shares at prices ranging from $15.63 to $16.31 per share in 2001 and 62,500 shares at prices ranging from $10.31 to $10.75 per share in 2000. At December 31, 2002, there were 186,400 shares remaining subject to restrictions pursuant to these awards.

     Stock appreciation rights were issued for 136,000 shares at $14.50 per share in 2002, 205,000 shares at prices ranging from $16.28 to $16.31 per share in 2001 and 130,000 shares at $10.31 in 2000, to be settled only for cash. The corporation recorded income for the stock appreciation rights of $440 in 2002, $575 in 2001 and $1,732 of expense in 2000 due to fluctuations in the market price of the shares.

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


     Stock option activity is as follows:

                                                        WEIGHTED-
                                                         AVERAGE
                                                        EXERCISE
Stock options outstanding:              OPTIONS          PRICE
-----------------------------------------------------------------
Balance at January 1, 2000              1,041,010          12.94
   Options granted                        225,500          10.31
   Options exercised                      (75,360)          8.86
   Options cancelled                     (121,170)         13.65
-----------------------------------------------------------------
Balance at December 31, 2000            1,069,980          12.59
   Options granted                        335,000          16.27
   Options exercised                      (89,560)          9.96
   Options cancelled                      (56,290)         13.57
-----------------------------------------------------------------
Balance at December 31, 2001            1,259,130          13.71
   Options granted                        211,500          14.50
   Options exercised                     (172,010)         11.60
   Options cancelled                      (79,820)         14.76
-----------------------------------------------------------------
Balance at December 31, 2002            1,218,800          14.08
-----------------------------------------------------------------
Weighted average contractual life
 remaining at December 31, 2002         6.7 years
-----------------------------------------------------------------
Range of exercise prices for options   $    9.50-      $   13.26-
 outstanding at December 31, 2002      $    13.25      $   17.00
-----------------------------------------------------------------
Options outstanding                       367,070        851,730
Options exercisable                       264,110        289,760
Weighted average contractual
 remaining life of options
 outstanding                            4.9 years       7.4 years
Weighted average exercise price:
   Options outstanding                 $    10.97      $   15.42
   Options exercisable                 $    11.22      $   15.59
-----------------------------------------------------------------

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


     As of December 31, 2001 and 2000, there were 577,450 and
472,210 options exercisable, respectively.

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

                                   2002         2001         2000
-----------------------------------------------------------------
Net earnings (loss):
   As reported                $ (33,601)   $  11,714    $  36,920
   Pro forma                    (34,517)      10,767       36,288
Earnings (loss) per
 share - basic:
   As reported                    (1.50)         .52         1.61
   Pro forma                      (1.54)         .48         1.58
Earnings (loss) per share - diluted:
   As reported                    (1.50)         .52         1.57
   Pro forma                      (1.54)         .48         1.55
-----------------------------------------------------------------

     The fair value of each option grant is estimated on the date of grant by using the Black-Scholes option-pricing model.
The following weighted-average assumptions were used for grants in 2002, 2001 and 2000:

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


                                   2002          2001        2000
-----------------------------------------------------------------
Expected dividend yield           3.0%         2.7%         4.3%
Expected volatility                45%          45%          38%
Risk-free interest rate           4.9%         5.1%         6.5%
Expected option lives          8 years      8 years      8 years
Per share fair value of
 options granted             $    5.86     $   6.84     $   3.35
-----------------------------------------------------------------

SEGMENT INFORMATION

     The corporation reports results in three business segments--
Aerospace, Industrial Distribution and Music Distribution.

     The Aerospace segment produces aircraft structures and components for military and commercial aircraft, including specialized aircraft bearings, manufactures and supports the SH-2G Super Seasprite naval helicopter and the K-MAX medium-to-heavy lift helicopter, and provides various advanced technology products serving critical specialized markets including missile and bomb fuzing. During the second quarter of 2002, the segment recorded a pre-tax charge of $85,969 to cover the write-down of K-MAX helicopter assets, principally inventories; for cost growth associated with the Australian SH-2G(A) helicopter program; and to phase out operations at the company's Moosup, Connecticut plant by the end of 2003. During 2001, the segment recorded a sales and pre-tax earnings adjustment of $31,181, substantially all of which is associated with a change in estimated cost to complete the SH-2G(A) helicopter program for Australia. As a result of the 2002 and 2001 Australian SH-2G(A) program adjustments, the contract is now in a loss position.

     The Industrial Distribution segment is one of the nation's larger distributors of power transmission, motion control, material handling and electrical components and a wide range of bearings. Products and value-added services are offered to a customer base of more than 50,000 companies representing a highly diversified cross-section of North American industry.

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


     The Music Distribution segment is the largest independent distributor of musical instruments and accessories, offering more than 10,000 products for amateurs and professionals. Proprietary products include Ovation(R), Takamine(R), and Hamer(R) guitars, Latin Percussion(R) and Toca(R) instruments, Gibraltar(R) percussion hardware and Gretsch(R) professional drum sets.

Summarized financial information by business segment is as follows:

                                2002           2001        2000
-----------------------------------------------------------------
Net sales:
   Aerospace             $   275,942    $   301,580   $  381,932
   Industrial
    Distribution             477,156        453,718      520,779
   Music Distribution        127,678        120,571      128,523
-----------------------------------------------------------------
                         $   880,776    $   875,869   $1,031,234
-----------------------------------------------------------------
Operating profit (loss):
   Aerospace             $   (55,208)   $     6,542   $   44,236
   Industrial
    Distribution              12,344         13,217       22,902
   Music Distribution          7,157          6,580        7,441
-----------------------------------------------------------------
                             (35,707)        26,339       74,579
Interest, corporate and
 other expense, net          (15,219)       (10,675)     (16,859)
-----------------------------------------------------------------
Earnings (loss) before
 income taxes            $   (50,926)   $    15,664   $   57,720
-----------------------------------------------------------------
Identifiable assets:
   Aerospace             $   308,275    $   302,076   $  307,762
   Industrial
    Distribution             144,585        134,974      137,297
   Music Distribution         68,448         45,783       53,444
   Corporate                  14,232         39,113       55,327
-----------------------------------------------------------------
                         $   535,540    $   521,946   $  553,830
-----------------------------------------------------------------


                               Page 53

Notes to Consolidated Financial Statements (CONTINUED)
IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


                                2002           2001        2000
-----------------------------------------------------------------
Capital expenditures:
   Aerospace             $     5,255    $     5,107   $    6,110
   Industrial
    Distribution               1,494          1,501        2,947
   Music Distribution            515          1,018          812
   Corporate                     337            407        1,175
-----------------------------------------------------------------
                         $     7,601    $     8,033   $   11,044
-----------------------------------------------------------------
Depreciation and amortization:
   Aerospace             $     6,773    $     6,175   $    5,875
   Industrial
    Distribution               2,457          2,742        3,138
   Music Distribution          1,278          1,430        1,490
   Corporate                   1,112          1,094        1,127
-----------------------------------------------------------------
                         $    11,620    $    11,441   $   11,630
-----------------------------------------------------------------


                            2002           2001          2000
-----------------------------------------------------------------
Geographic information - sales:
   United States         $   758,240    $   726,756   $  789,533
   Australia/New Zealand      64,071        100,121      186,537
   Canada                     28,049         27,162       29,455
   Europe                     14,933         12,319       12,765
   Mexico                      8,046          1,484        1,453
   Japan                       4,492          6,154        6,862
   Other                       2,945          1,873        4,629
-----------------------------------------------------------------
                         $   880,776    $   875,869   $1,031,234
-----------------------------------------------------------------

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
KAMAN CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2002, 2001 AND 2000


     Operating profit is total revenues less cost of sales and selling, general and administrative expense other than general corporate expense. The "Interest, corporate and other expense, net" includes a pre-tax gain of $1,928 related to the sale of product line in 2002 and a pre-tax gain of $2,679 related to the sale of two buildings in 2001.

     Identifiable assets are year-end assets at their respective net carrying value segregated as to segment and corporate use.
The reductions in corporate assets in 2002 and 2001 are principally due to the use of cash and cash equivalents in each year.

     Net sales by the Aerospace segment made under contracts
with U.S.   Government agencies (including sales to foreign
governments through foreign military sales contracts with U.S. Government agencies) account for $102,241 in 2002, $81,106 in 2001 and $81,519 in 2000.

     Sales made by the Aerospace segment under a contract with one customer were $52,029, $76,865 and $130,285 in 2002,
2001 and 2000, respectively.

Report of Independent Auditors
KAMAN CORPORATION AND SUBSIDIARIES

KPMG LLP
Certified Public Accountants
One Financial Plaza
Hartford, Connecticut 06103

THE BOARD OF DIRECTORS AND SHAREHOLDERS
KAMAN CORPORATION:

     We have audited the accompanying consolidated balance sheets of Kaman Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kaman Corporation and subsidiaries at December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.



/s/ KPMG LLP
January 28, 2003