Form 10-K, Exhibit 13
period 2003-12-31
KAMAN CORP
filed 2004-03-05
CIK 54381

EXHIBIT 13

                      FIVE-YEAR SELECTED FINANCIAL DATA
                      KAMAN CORPORATION AND SUBSIDIARIES
    (In thousands except per share amounts, shareholders and employees)
                           2003       2002        2001       2000       1999
--------------------------------------------------------------------------------
OPERATIONS
  Net sales             $ 894,499  $ 880,776  $  875,869  $1,031,234  $ 995,404
  Cost of sales           670,150    723,243     673,782     774,264    751,291
  Selling, general and ad-
    ministrative expense  207,857    199,453     188,752     202,319    201,807
  Restructuring costs           -      8,290           -      (1,680)     4,132
  Other operating income   (1,448)    (1,302)     (1,076)     (1,092)    (1,773)
  Operating income (loss)  17,940    (48,908)     14,411      57,423     39,947
  Net gain on sale of product
    lines and other assets(18,163)    (2,299)     (2,637)          -          -
  Interest expense
    (income), net           3,008      2,486         623      (1,660)    (1,614)
  Other expense, net        1,265      1,831         761       1,363      1,088
  Earnings (loss) before
    income taxes           31,830    (50,926)     15,664      57,720     40,473
  Income taxes (benefit)   12,425    (17,325)      3,950      20,800     15,400
  Net earnings (loss)      19,405    (33,601)     11,714      36,920     25,073

FINANCIAL POSITION
  Current assets        $ 418,851  $ 414,245  $  442,651  $  482,000  $ 460,111
  Current liabilities     160,555    157,094     141,260     173,342    168,374
  Working capital         258,296    257,151     301,391     308,658    291,737
  Property, plant and
    equipment, net         51,049     61,635      60,769      63,705     64,332
  Total assets            528,311    535,540     521,946     553,830    534,203
  Long-term debt           36,624     60,132      23,226      24,886     26,546
  Shareholders' equity    303,183    291,947     333,581     332,046    316,377

PER SHARE AMOUNTS
  Net earnings (loss) per
     share - basic      $     .86  $   (1.50) $      .52  $     1.61  $    1.07
  Net earnings (loss) per
    share - diluted           .86      (1.50)        .52        1.57       1.05
  Dividends declared          .44        .44         .44         .44        .44
  Shareholders' equity      13.40      13.00       14.97       14.92      13.68
  Market price range        14.91      18.81       19.50       17.75      16.13
                             9.40       9.42       10.90        8.77      10.06
AVERAGE SHARES OUTSTANDING
  Basic                    22,561     22,408      22,364      22,936     23,468
  Diluted                  23,542     22,408      23,649      24,168     24,810

GENERAL STATISTICS
  Registered shareholders   5,509      5,634       5,869       6,136      6,522
  Employees                 3,499      3,615       3,780       3,825      4,016
</table
                             Page 1

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


RESULTS OF OPERATIONS
Overview

Kaman Corporation is composed of three business segments:
Aerospace, Industrial Distribution, and Music.

     The Aerospace segment's programs are conducted through three principal businesses, consisting of Aircraft Structures and Components, Advanced Technology Products, and Helicopter Programs. The Aircraft Structures and Components business involves aerostructure and helicopter subcontract work as well as manufacture of components such as self-lubricating bearings and driveline couplings for aircraft applications. For 2003, this business constituted 48% of Aerospace segment sales, the same level as 2002. The aerostructure subcontract element of this business continues to be an area of strategic emphasis for the corporation. The Advanced Technology Products business manufactures products involving systems, devices and assemblies for a variety of military and commercial applications, including safe, arm and fuzing devices for several missile and bomb programs; precision non-contact measuring systems for industrial and scientific use; electro-optic systems for mine detection and other applications; and high reliability memory systems for airborne, shipboard, and ground-based programs. For 2003, this business constituted 22% of segment sales compared to 21% for 2002. The Advanced Technology Products business is also an area of strategic emphasis for the corporation. Helicopter Programs include prime helicopter production along with spare parts and support. The helicopters produced by this business are the SH-2G multi-mission maritime helicopter and the K-MAX medium to heavy external lift helicopter. For 2003, this business constituted 30% of segment sales compared to 31% for 2002.

     The Industrial Distribution segment is the third largest U.S. industrial distributor servicing the bearing, electrical/mechanical power transmission, fluid power, motion control and materials handling markets in the United States. This segment offers more than 1.5 million items, as well as value-added services to a base of more than 50,000 customers spanning nearly every sector of U.S. industry from about 200 branches and regional distribution centers in the U.S., Canada, and Mexico.

     The Music segment, the name of which has been changed from "Music Distribution" in order to better express the breadth of the segment's other activities, is America's largest independent distributor of musical instruments and accessories, and is involved in some combination of designing, manufacturing,

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


marketing and distributing more than 15,000 products from five facilities located in the United States and Canada, to retailers of all sizes for musicians at all skill levels.

     Results for 2003 reflect weakness in Aerospace segment performance as well as conditions in the U.S. industrial economy which adversely affected the Industrial Distribution segment. Aerospace segment results reflect the impact of several factors, including adverse conditions in the commercial aerospace market, difficulties experienced in certain significant segment programs, including the MD Helicopters, Inc. ("MDHI") helicopter subcontract program, the Australia SH-2G(A) program, and the Joint Programmable Fuze ("JPF") program, and cost and operational issues associated with the transition from the segment's Moosup, Conn. manufacturing facility to its expanded facility in Jacksonville, Fla., during 2003. These factors have led to lower sales volume, which in turn has resulted in overhead and general and administrative expenses being absorbed at higher rates by active segment programs and this has led to generally lower profitability or losses for these programs. The segment is working to address these issues and is taking actions, where appropriate, to help bring its cost structure in line with the business base.

     For discussion of the operations of, and factors affecting, each of these business segments, please refer to the specific discussions below.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


TABULAR PRESENTATION OF FINANCIAL RESULTS

The following table summarizes certain financial results of the corporation and its business segments for calendar years 2003, 2002, and 2001:

             SEGMENT INFORMATION (IN MILLIONS)

Year Ended December 31,         2003        2002        2001
---------------------------------------------------------------
Net sales:
  Aerospace                   $  251.2    $  275.9    $  301.6
  Industrial Distribution        497.9       477.2       453.7
  Music                          145.4       127.7       120.6
---------------------------------------------------------------
                              $  894.5    $  880.8    $  875.9
===============================================================
Operating profit (loss):
  Aerospace                   $   14.8    $  (55.2)    $   6.5
  Industrial Distribution         12.7        12.3        13.2
  Music                            9.5         7.2         6.6
---------------------------------------------------------------
                                  37.0       (35.7)       26.3
Interest, corporate and
  other expense, net             (23.4)      (17.5)      (13.2)
Net gain on sale of
  product lines and
  other assets                    18.2         2.3         2.6
---------------------------------------------------------------
Earnings (loss)
 before income taxes              31.8       (50.9)       15.7
Income taxes (benefit)            12.4       (17.3)        4.0
---------------------------------------------------------------
Net earnings (loss)           $   19.4    $  (33.6)    $  11.7
===============================================================

DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS - CONSOLIDATED

The corporation experienced an increase in consolidated net sales for 2003 compared to 2002 due to increased sales in the Industrial Distribution and Music segments. The increase in Music was primarily derived from the acquisition of Latin Percussion, Inc. Sales and operating profits for 2003 were adversely affected, however, by performance in the Aerospace segment.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


     Results for the year 2002 include pre-tax charges of $86.0 million (of which $52.7 million was non-cash) taken in the second quarter of that year to cover the write down of K-MAX helicopter assets, principally inventories; for cost growth associated with the Australian SH-2G(A) helicopter program; and to phase out operations at the corporation's Moosup, Conn. plant, all items in the Aerospace segment. Net sales for 2002 included $61.7 million from acquisitions made during 2002 and 2001, and $16.2 million from two divested Aerospace segment business lines. Net sales for 2002 were also reduced by $6.5 million as a result of the adjustment for the Australia helicopter program. Results for 2002 were also adversely affected by weak economic conditions in the commercial aerospace and industrial markets, which are served by the corporation's Aerospace and Industrial Distribution segments.

     Net sales for 2001 were reduced by $31.2 million due to the sales and pre-tax profit adjustment taken in the second quarter of that year, principally related to cost growth in the Australia helicopter program. Net sales for 2001 included sales from acquisitions of $8.0 million. Results for 2001 were adversely impacted by the above-described adjustment as well as continuing national economic difficulties that affected each of the corporation's business segments, but particularly the Industrial Distribution segment.

DISCUSSION AND ANALYSIS OF NET SALES BY BUSINESS SEGMENT

AEROSPACE SEGMENT

Aerospace segment net sales have decreased in each of the past three years - 9.0% in 2003, 8.5% in 2002 and 21.0% in 2001.
Results for 2003 in each of the segment's businesses were adversely affected by a variety of factors, including the current weak market for commercial airliners, which has caused order stretch-outs and a lower volume of deliveries than anticipated for certain Boeing programs, lack of new helicopter orders, and the stop-work mode of the MDHI program, resulting in lower sales. The decrease in 2002 was due to the charge described above, declining revenues from both the New Zealand SH-2G program (which was completed in early 2003) and the Australia SH-2G(A) program, and a lack of new SH-2G or K-MAX helicopter sales.

AIRCRAFT STRUCTURES AND COMPONENTS -

Aerostructures subcontract work involves commercial and military aircraft programs. Current programs include production of aircraft subassemblies and other parts for virtually all Boeing commercial

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


aircraft and the C-17 military transport. This element of the Aerospace segment operation continues to be an area of strategic emphasis for the corporation. The low current and projected build rates for commercial airliners affect this business directly, and the market has become increasingly cost competitive on an industry-wide basis.

     Helicopter subcontract work involves commercial and military helicopter programs. Commercial programs include multi-year contracts for production of fuselages for the MDHI 500 and 600 series helicopters and composite rotor blades for the MD Explorer helicopter. Total orders from MDHI have run at significantly lower rates than originally anticipated due to lower than expected demand. The corporation's investment in these contracts consists of $4.4 million in billed receivables and $16.4 million in recoverable costs - not billed (including start-up costs and other program expenditures) as of December 31, 2003. In 2003, the corporation received payments totaling $4.4 million, primarily for items shipped during 2003. The recoverability of unbilled costs will depend to a significant extent upon MDHI's future requirements through 2013. The corporation stopped production on these contracts in the second quarter of 2003, while working closely with this customer to resolve overall payment issues and establish conditions under which production could be resumed, including the timing thereof. Based upon MDHI's projected future requirements and inventory on hand at both MDHI and Kaman, this would not be expected to occur until the second half of 2004 at the earliest. Although the outcome is not certain, the corporation understands that MDHI management is pursuing strategies to improve its current financial and operational circumstances.

    The segment's Kamatics operation manufactures proprietary self-lubricating bearings used in aircraft flight controls, turbine engines and landing gear and produces driveline couplings for helicopters. This business had increased sales in 2003 with military and commercial aftermarket sales helping to offset continued softness in commercial and regional aircraft manufacturing. Kamatics' products are in wide use in commercial airliners operated by the major and regional airlines, and increasingly, in military programs. Boeing is Kamatics' largest commercial customer.

ADVANCED TECHNOLOGY PRODUCTS -

Advanced Technology Products is also an area of strategic emphasis for the corporation. In July 2002, the corporation acquired
Dayron, a weapons fuze manufacturer for a variety of munitions

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


programs. The principal motivation for the acquisition was a Dayron contract to develop a fuze for the U.S. Air Force and Navy Joint Programmable Fuze program. The JPF program is expected to generate substantial business once final qualification has been achieved and future production orders have been received. Final qualification testing was undertaken early in 2003 but test results at that time necessitated additional qualification work, which has delayed production unit sales and increased program costs. Final qualification testing resumed in the fourth quarter of 2003, however, with Dayron completing the portion of qualification testing required to be conducted by it as the contractor. The customer has now resumed its portion of the qualification testing with positive early results. Management expects that final qualification testing will be completed in March 2004.

HELICOPTER PROGRAMS -

The segment's helicopter products include the SH-2G multi-mission maritime helicopter and the K-MAX medium-to-heavy external lift helicopter. The SH-2G helicopter represents the majority of the segment's helicopter program sales and generally consists of retrofit of the corporation's SH-2F helicopters to the SH-2G configuration or refurbishment of existing SH-2G helicopters. The SH-2, including its F and G configurations, was originally manufactured for the U.S. Navy. The SH-2G aircraft is currently in service with the Egyptian Air Force and the New Zealand and Polish navies.

     The program for five retrofit SH-2G aircraft for New Zealand, which had a contract value of about $190 million, was completed early in 2003. A much smaller program for the refurbishment of four SH-2G aircraft for Poland, which had a contract value of almost $7 million, was completed during 2003.

     Work continues on the SH-2G(A) program for Australia which involves eleven helicopters with support, including a support services facility, for the Royal Australian Navy ("RAN"). The total contract has an anticipated value of about $723 million.
The helicopter production portion of the program is valued at approximately $598 million, of which about 96% has been recorded as sales through December 31, 2003. As previously reported, this contract is now in a loss position due to increases in anticipated costs to complete the program which were reflected in the $25.0 million pre-tax charge taken in 2002 and the $31.2 million sales and pre-tax profit adjustment taken in 2001.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


     Production of all the SH-2G(A) aircraft is essentially complete. As previously reported, the aircraft lack the full Integrated Tactical Avionics System ("ITAS") software and progress is continuing on this element of the program. In September 2003, the RAN began the process of provisional acceptance of these aircraft after receiving a decision to proceed from the Australian government. The corporation expects to be able to deliver the full capability of the ITAS weapons system software in late 2004 with final acceptance anticipated in 2005. While management believes that the corporation's reserves are sufficient to cover estimated costs to complete the program, final development of the software by subcontractors and its integration, which is the corporation's responsibility, are yet to come and they are complex tasks.

     The corporation continues to pursue other opportunities for the SH-2G helicopter in the international defense market. This market is highly competitive and heavily influenced by economic and political conditions. However, management continues to believe that the aircraft is in a good competitive position to meet the specialized needs of navies around the world that operate smaller ships for which the SH-2G is ideally sized.

     The corporation also maintains a consignment of the U.S.
Navy's inventory of SH-2 spare parts under a multi-year agreement that provides the corporation the ability to utilize certain inventory for support of its SH-2G programs.

     With respect to its K-MAX helicopter program, the segment continues to pursue both a sale and short-term lease program for existing K-MAX aircraft inventory that was written down to estimated fair market value in 2002. As previously reported, this approach follows a 2002 market evaluation of the K-MAX helicopter program which had experienced several years of significant market difficulties. In connection with this decision, the corporation wrote down the value of existing aircraft, excess spare parts, and equipment inventories ($46.7 million for inventories and $3.3 million for capital equipment). Development costs for the aircraft were expensed in earlier years when incurred. On a going forward basis, the corporation intends to maintain adequate inventories and personnel to support the fleet and additional aircraft will be produced only upon firm order by a customer. During 2003, two K-MAX helicopters were leased and two others were converted from leases to sales. The sales produced pre-tax profit of $2.1 million. Currently, there are seven K-MAX aircraft remaining available for sale, including the two K-MAX aircraft currently leased to customers.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


INDUSTRIAL DISTRIBUTION SEGMENT

Industrial Distribution segment net sales increased 4.3% for 2003 and 5.2% for 2002 compared to a decrease of 12.9% for 2001. Net sales for 2003 included $6.5 million from an acquisition made early in the fourth quarter of the year. Net sales for 2002 included $38.0 million from acquisitions made during 2002 and 2001, while net sales for 2001 included $8.0 million from acquisitions made in 2001.

     This segment is the third largest U.S. industrial distributor servicing the bearing, electrical/mechanical power transmission, fluid power, motion control and materials handling markets in the United States, offering more than 1.5 million items, as well as value-added services, to a base of more than 50,000 customers spanning nearly every sector of U.S. heavy and light industry from approximately 200 branches and regional distribution centers in the U.S., Canada, and Mexico.

     Because the segment's customers include a broad spectrum of U.S. industry, this business is directly affected by national macroeconomic variables such as the percentage of plant capacity utilization within the U.S. industrial base, and the business tends to track the U.S. Industrial Production Index with a short lag. The segment has been adversely affected by conditions in the manufacturing sector that have existed since late 2000. During this period, cost controls and focus on working capital investment helped performance.

     During 2003, economic conditions continued to be difficult and the segment performed in line with these circumstances, although it benefited from acquisitions completed in the past several years and from awards of new business at the national account level. Late in 2003, the segment began to experience increased requests for proposals and order activity; although industrial production levels remain far from the levels sustained several years ago, management is encouraged by signs of improvement in national industrial markets.

     Success in the segment's markets requires a combination of competitive pricing and value-added services that save the customer money while helping it become more efficient and productive. Management believes that this segment has the appropriate platforms, including technology, systems management and customer and supplier relationships to compete effectively in the evolving and highly fragmented industrial distribution industry. The segment's size and scale of operations allow it to

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


attract highly skilled personnel and realize internal operating efficiencies, and also to take advantage of vendor incentives in the form of rebates, which tend to favor the larger distributors. Management believes that the segment's resources and product knowledge enable it to offer a comprehensive product line and invest in sophisticated inventory management and control systems while its position in the industry enhances its ability to rebound during economic recoveries and grow through acquisitions.

     In addition, over the past several years, large companies have increasingly centralized their purchasing through suppliers that can service all of their plant locations across a wide geographic area. As this trend continues, the segment has expanded its presence in geographic markets considered key to winning these customers through acquisitions in the upper Midwest and Mexico, and the selective opening of new branches. Early in the fourth quarter of 2003, the segment acquired a majority of the net assets and business of Industrial Supplies, Inc. ("ISI"), of Birmingham, Alabama, a distributor of a wide variety of bearing, conveyor, electrical, fluid power and power transmission components used by manufacturing, mining, steel, lumber, pulp and paper, food and other industries. As a result of the acquisition, the segment now operates four branches in Alabama and one branch in Florida formerly maintained by ISI, and has therefore expanded its presence in the increasingly important southeast industrial market. The segment also added branches in the Dallas and Richmond areas during 2003, so that as of the end of the year, the segment now serves 70 of the top 100 industrial markets in the country. Management's goal is to grow the Industrial Distribution segment by expanding into additional areas that enhance its ability to compete for large regional and national customer accounts.

     As previously reported, this segment had experienced an increase in the number of "John Doe" type legal proceedings filed against it, generally relating to parts allegedly supplied to the U.S. Navy's shipyard in San Diego, California by a predecessor company over 25 years ago, that may have contained asbestos. While management believes that the segment has good defenses to these claims, it is in the process of settling virtually all of the claims for amounts, which in the aggregate are immaterial, with contribution from insurance carriers. Management does not currently expect that these circumstances will have a material adverse effect on the corporation.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


MUSIC SEGMENT
(FORMERLY THE MUSIC DISTRIBUTION SEGMENT)

Music segment net sales increased 13.9% in 2003 and 5.9% in 2002 compared to a decrease of 6.2% in 2001. Net sales for 2003 included $18.6 million generated by Latin Percussion, the world leader in hand percussion instruments that was acquired in October 2002, while net sales for 2002 included $3.7 million from Latin Percussion. This segment's business is directly affected by consumer confidence levels and although results for the segment's base business (i.e., without Latin Percussion) reflected a somewhat weak consumer environment, conditions improved toward the end of the year and the segment had good results overall, including a good Christmas season, particularly at the large national stores.

     The segment's array of instruments includes premier and proprietary products, such as the Ovation (registered trademark) and Hamer (registered trademark) guitars, and Takamine (registered trademark) guitars under its exclusive distribution agreement. To enhance its market position, the segment has significantly extended its line of percussion products and accessories over the past two years, augmenting its CB, Toca (registered trademark) and Gibraltar (registered trademark) lines with the addition of an exclusive distribution agreement with Gretsch (registered trademark) drums in 2001 and the acquisition of Latin Percussion in 2002. In September 2003, the segment acquired Genz Benz Enclosures, Inc., a small manufacturer of amplification and sound reinforcement equipment. Genz Benz has been working with the segment for several years through an exclusive distribution agreement, so while the acquisition will not add immediate incremental sales, it does assure the segment of ownership of this product line. The segment continues to seek opportunities to add exclusive premier brand product lines that would build upon the segment's market position.

DISCUSSION AND ANALYSIS OF OPERATING PROFITS - CONSOLIDATED

As would be expected with any commercial business, operating profits is a key indicator utilized by management in its evaluation of the performance of its business segments. The corporation's segments, in total, had net operating profits of $37.0 million for 2003 compared to a net operating loss of $35.7 million in 2002. Total net operating profits were $26.3 million for 2001.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


     Results for 2003 reflect the impact on the corporation's businesses of continued weakness in the U.S. manufacturing sector and commercial aircraft markets and the increasingly competitive conditions resulting therefrom, in combination with the costs associated with the transition from the Aerospace segment's Moosup facility to expanded facilities in Jacksonville and the stop-work status of the MDHI program.

     Another key performance indicator for management is each business segment's return on investment. Management defines "return on investment" as operating profits divided by average investment for each segment. Average investment is computed by combining equity, intercompany borrowings plus letters of credit and, for foreign subsidiaries, outside debt financings. The corporation's goals for return on investment are expressed as a range, with 15% at the lower end of the range. For 2003, the Music segment performed above the minimum percentage, while the Industrial Distribution and Aerospace segments performed below the minimum.

     The 2002 results reflect difficult economic conditions in that year and include the second quarter pre-tax charge of $86.0 million described earlier. The 2001 results include the $31.2 million second quarter sales and pre-tax profit adjustment described earlier and reflect lower revenues in the Australia and New Zealand SH-2G helicopter programs as well as lower sales in the Industrial Distribution segment due to economic conditions.

DISCUSSION AND ANALYSIS OF OPERATING PROFITS BY BUSINESS SEGMENT

AEROSPACE SEGMENT

Results for the year 2003 reflect the impact of the factors described previously (i.e., costs associated with the move from the Moosup facility to Jacksonville, the current weak market for commercial airliners, the absence of new helicopter orders, and the stop-work mode of the MDHI program) upon the Kaman Aerospace subsidiary, and include $3.6 million in ongoing relocation and recertification costs related to the move from Moosup to Jacksonville and $1.4 million in idle facilities and related costs, most of which relate to the Moosup facility. The result has been lower sales volume, which in turn has resulted in overhead and general and administrative expenses being absorbed at higher rates by active segment programs; this has led to generally lower profitability or losses for these programs. Management continues to evaluate Kaman Aerospace's cost structure, including its manpower requirements, and action is being taken, where

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


appropriate, to help bring cost structure in line with the business base. Management directed the move from Moosup, the corporation's oldest facility, to Jacksonville, a modern, expanded facility, in order to provide a lower cost base from which to compete in the aerostructures subcontract arena. This move was essentially completed in 2003. However, the transition has generated additional costs associated with the phase-out of Moosup, production man-hour performance in Jacksonville, which has not yet achieved the levels that had existed on an overall basis in Moosup, and the normal FAA and customer requirements to requalify manufacturing and quality processes in Jacksonville. These factors have resulted in lower profitability or losses in certain aerostructures programs. While these costs continue to be an issue going into 2004, the opportunity to operate at lower cost in Jacksonville remains evident and is an expectation for the future. The Jacksonville facility is ready to accept additional business, although that may take time to develop in the present environment.

     Despite current circumstances, to date, management has elected to continue expenditures for longer-term competitiveness in the commercial aircraft market and to maintain its prime helicopter program capabilities.

     For the year 2002, the Aerospace segment had an operating loss of $55.2 million, primarily due to the previously described $86.0 million charge. Included in the second quarter 2002 pre-tax charge was $11.0 million for the cost of phasing out the corporation's Moosup manufacturing plant. The charge represents severance costs of about $3.3 million at the Moosup and Bloomfield, Connecticut locations which is expected to involve the separation from service of approximately 400 employees (of which a total of $2.2 million had been paid for 289 such separations as of December 31, 2003); asset write-offs of about $2.7 million; and $5.0 million for the cost of closing the facility (including costs associated with an ongoing voluntary environmental remediation program). Operating profits for the Aerospace segment were $6.5 million in 2001, a decrease from $44.2 million the prior year, reflecting the sales and pre-tax profit adjustment in the Aerospace segment for that year and lower revenues from the Australia and New Zealand SH-2G helicopter programs.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


INDUSTRIAL DISTRIBUTION SEGMENT

Results in this segment for each of the past three years reflect the weak economic performance in the U.S. manufacturing sector that has existed since the latter part of 2000. Because the segment's customers include a broad spectrum of U.S. industry, this business is directly affected by national macroeconomic variables such as the percentage of plant capacity utilization within the U.S. industrial base and the business tends to track the U.S. Industrial Production Index with a short lag. Particularly in this type of environment, vendor incentives in the form of rebates (i.e., vendors provide inventory purchase rebates to distributors at specified volume-purchasing levels) have been a major contributor to the segment's operating profits in each of the past three years. In addition, cost controls and focus on working capital investment helped performance.

MUSIC SEGMENT

Music segment operating profits for 2003 and 2002 reflect continued consumer spending in the music retail market and the positive effects of the acquisition of Latin Percussion.

NET EARNINGS AND CERTAIN EXPENSE ITEMS

For the year 2003, the corporation reported net earnings of $19.4 million or $0.86 per share diluted, including an after-tax gain of $10.6 million or $0.48 per share from the sale of its Electromagnetics Development Center ("EDC") in January 2003, compared to a net loss of $33.6 million, or $1.50 net loss per share diluted, in 2002. Net earnings for 2001 were $11.7 million, or $0.52 per diluted share. The 2002 and 2001 results each include the charges or adjustments previously described.

     Selling, general and administrative expenses for the year 2003 were higher than for 2002, largely due to acquisitions and to increases in corporate expenses attributable to several items, including a reduction in group insurance liabilities for 2002 that did not recur in 2003, and growth in stock appreciation rights, pension, and general insurance expense. Selling, general and administrative expenses for 2002 were higher than for 2001, principally due to acquisitions.

     For each of the years ended December 31, 2003 and 2002, net interest expense increased, principally due to borrowings to fund acquisitions. For the year ended December 31, 2001, interest expense exceeded interest income due to a reduction of surplus cash.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


     The consolidated effective income tax rate for the year 2003 was 39%. For 2002, there was a tax benefit calculated at approximately 34%, representing the combined estimated federal and state tax effect attributable to the second quarter loss. In the 2001 period, the corporation adjusted its estimated tax rate to 25%, primarily due to reduced tax considerations on the Australian helicopter program.

     For a discussion of Financial Accounting Standards Board Statements applicable to the corporation, please refer to the Recent Accounting Standards Note in the Notes to Consolidated Financial Statements of Kaman Corporation and Subsidiaries for the year ended December 31, 2003.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting policies are disclosed in the Notes to Consolidated Financial Statements of Kaman Corporation and Subsidiaries for the year ended December 31, 2003. The most significant areas currently involving management judgments and estimates are described below. Actual results could differ from those estimates.

LONG-TERM CONTRACTS - REVENUE RECOGNITION

Sales and estimated profits under long-term contracts are principally recognized on the percentage-of-completion method of accounting, generally using as a measurement basis either (1) a ratio that costs incurred bear to estimated total costs, after giving effect to estimates of cost to complete based upon most recent information for each contract, or (2) units-of-delivery. Reviews of contracts are made regularly throughout their lives and revisions in profit estimates are recorded in the accounting period in which the revisions are made. Any anticipated contract losses are charged to operations when first indicated.

     The percentage-of-completion method requires estimates of future revenues and costs over the life of a contract. In some cases, estimates of future revenues are based on projected customer requirements. Contract costs may be incurred over a period of several years, and the estimation of these costs

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


requires management's judgment. The complexity of certain programs, including the SH-2G(A) program for the Royal Australian Navy, the effects of the corporation's transition of manufacturing operations from Moosup to Jacksonville, and the impact on the absorption of overhead expenditures caused by a lower volume of deliveries than anticipated on certain programs, could affect the corporation's ability to precisely estimate future contract costs.

     Specifically, the corporation is required to make significant estimates and assumptions related to its completion of a long-term contract with the Royal Australian Navy. The remaining estimates are generally associated with the completion of the Integrated Tactical Avionics System software and its integration into the aircraft. While the corporation believes its reserves are sufficient to cover estimated costs to complete the program, final development of the software by subcontractors and its integration, which is the corporation's responsibility, are yet to come, and these are complex tasks. Technical difficulties could increase costs and/or delay customer payments. See the Accounts Receivable section of the Critical Accounting Estimates for additional RAN program information.

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

     The corporation had $74.8 million and $72.5 million of trade receivables at December 31, 2003 and 2002, respectively. The allowance for doubtful accounts for trade receivables was $3.3 million and $2.9 million at December 31, 2003 and 2002, respectively. Accounts receivable written off, net of recoveries, in years 2003 and 2002 were $1.2 million and $2.2 million, respectively. In addition to trade receivables, the corporation had $118.4 million and $123.4 million of amounts due from

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


government and commercial contracts at December 31, 2003 and 2002, respectively. The corporation evaluates, on an ongoing basis, the recoverable costs associated with its government and commercial contracts. Specifically, the corporation had an investment of billed receivables and recoverable costs not billed of $20.8 million as of December 31, 2003 with its customer, MDHI. The recoverability of this investment will depend to a significant extent upon MDHI's future requirements through 2013. Should these future requirements not be realized, an adjustment to the then remaining balance could be required.

     In applying the guidance of Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" ("SFAS 5"), the corporation's management has concluded that some level of impairment to the MDHI investment, while not probable, is reasonably possible. In assessing the range of potential loss, current program estimates project the entire amount of the corporation's current investment to be recoverable over the full term of the contracts, which makes the minimum end of the potential loss range zero. Therefore, no impairment to the carrying value of the corporation's investment in the MDHI programs has been recorded to date.

     In addition, the corporation had $60.8 million of recoverable costs not billed with the RAN as of December 31, 2003, which will be due and payable as the segment satisfactorily completes the program. The final amount of recoverable costs not billed will be offset by $19.0 million of advances on contracts previously paid to the corporation by the RAN. Also, $20.9 million will be required to fund the program's accrued contract loss as of December 31, 2003.

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

     The corporation had $179.0 million and $164.7 million of inventory as of December 31, 2003 and 2002, respectively. Inventory valuation at the Industrial Distribution and Music segments generally requires less subjective management judgment than valuation of certain Aerospace segment inventory, including

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


the K-MAX inventory. Based upon a market evaluation in 2002, the corporation wrote down its K-MAX inventory in the amount of $46.7 million in that year. The corporation believes its K-MAX inventory of $33.4 million at December 31, 2003 is stated at net realizable value, although lack of demand for this product in the future could result in additional write-downs of the inventory value.

VENDOR INCENTIVES

The corporation's Industrial Distribution segment enters into agreements with certain vendors providing for inventory purchase incentives that are generally earned upon achieving specified volume-purchasing levels. The segment recognizes these incentives as a reduction in cost of goods sold. Supplier incentives have been an important contributor to the segment's operating profits. While management believes that vendors will continue to offer incentives, there can be no assurance that the Industrial Distribution segment will continue to receive comparable amounts in the future.

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

     The corporation has made a number of acquisitions during the last three years, which have involved goodwill and other intangible assets. The total value of these items, including previously recorded goodwill and other intangible assets, was $53.3 million and $51.0 million as of December 31, 2003 and 2002, respectively. Based upon the corporation's analysis, management believes these assets are not impaired as of December 31, 2003.

PENSION PLAN ACTUARIAL ASSUMPTIONS

The corporation's pension benefit obligations and related costs are calculated using actuarial concepts within the framework of

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("SFAS 87"). Two critical assumptions, the discount rate and the expected return on plan assets, are important elements of expense and/or liability measurement. These critical assumptions are evaluated annually. Other assumptions involve demographic factors such as retirement, mortality, turnover and rate of compensation increases.

     The discount rate enables management to state expected future cash flow as a present value on the measurement date. The guideline for setting this rate is a high-quality long-term corporate bond rate. A lower discount rate increases the present value of benefit obligations and increases pension expense. The Kaman Employees' Pension Plan used a discount rate of 7.0% in 2003 and 7.5% in 2002 for purposes of calculating net periodic benefit cost. A one percentage point decrease in the assumed discount rate would increase annual pension expense in 2003 by $1.7 million. A one percentage point increase in the assumed discount rate would decrease annual pension expense in 2003 by $3.2 million.

     To determine the expected return on plan assets, management considers the current and expected asset allocation, as well as historical and expected returns on each plan asset class. A lower expected rate of return on pension plan assets will increase pension expense. The expected return on plan assets was 8.5% and 8.6% at December 31, 2003 and 2002, respectively. A one percentage point increase/decrease in the return on pension plan asset assumption would decrease/increase annual pension expense in 2003 by $3.7 million.

LIQUIDITY AND CAPITAL RESOURCES

DISCUSSION AND ANALYSIS OF CASH FLOWS - CALENDAR YEAR 2003

Management assesses the corporation's liquidity in terms of its ability to generate cash to fund operating, investing and financing activities. Cash flow generation is another key performance indicator reviewed by management in evaluating business segment performance. Significant factors affecting the management of liquidity might include cash flows generated from or used by operating activities, capital expenditures, investments in the business segments and their programs, acquisitions, dividends, adequacy of available bank lines of credit, and factors which might otherwise affect the corporation's business and operations generally, as described below under the heading "Forward-Looking Statements". Management believes that the corporation's annual cash flow from operations and available unused bank lines of

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


credit under its revolving credit agreement will be sufficient to finance its working capital and other recurring capital requirements for the next twelve-month period. Management is aware that earnings for 2003 were weak and the principal source of that weakness is in the Aerospace segment which has been adversely affected by conditions in the commercial aerospace market. Aerospace management is working to address these issues through its sales efforts as well as evaluation of its current cost structure with the goal of improving operating profits and cash flow generation.

     Operating activities provided cash in the amount of $26.6 million for 2003. These results reflect reductions in accounts receivable in the Aerospace segment and in inventories in both the Industrial Distribution and Music segments, and increases in accounts payable in the Industrial Distribution segment, offset by increases in inventories in the Aerospace segment, largely related to the K-MAX program. The K-MAX inventory increase relates primarily to production of rotor blades in anticipation of their use for replacement purposes and investment in anticipated overhauls, neither of which circumstances occurred to the extent expected during 2003.

     The largest element of cash flows provided from investing activities for 2003 consisted of the proceeds from the sale of the EDC operation. Approximately $8 million was used for acquisitions during the year. Cash used in financing for 2003 consisted of reductions in long-term debt and payments of dividends to shareholders.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


CONTRACTUAL OBLIGATIONS

The following table summarizes certain of the corporation's contractual obligations as of December 31, 2003:

                             Payments due by period (in millions)
------------------------------------------------------------------
                                                             More
Contractual                 Within       1-3       3-5      than 5
Obligations        Total    1 year      years     years     years
------------------------------------------------------------------
Long-term debt    $ 38.3    $  1.7     $ 20.0    $  3.3     $ 13.3
------------------------------------------------------------------
Operating leases    29.2      13.0       10.3       3.4        2.5
------------------------------------------------------------------
Purchase
  obligations (A)  142.3      77.4       19.8      14.6       30.5
------------------------------------------------------------------
Other long-term
  liabilities (B)   28.0       2.5        4.6       3.0       17.9
------------------------------------------------------------------
Total             $237.8    $ 94.6     $ 54.7    $ 24.3     $ 64.2
==================================================================

(A) This category includes purchase commitments with suppliers for materials and supplies as part of the ordinary course of business, consulting arrangements and support services. Only obligations in the amount of at least fifty thousand dollars are included.

(B) This category includes obligations under the corporation's supplemental employees' retirement plan and deferred compensation plan and a supplemental disability income arrangement for one former company officer.


Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


OFF-BALANCE SHEET ARRANGEMENTS

The following table summarizes the corporation's off-balance sheet arrangements, which consist principally of letters of credit and obligations to pay earn outs with respect to certain acquisitions:

                              Payments due by period (in millions)
------------------------------------------------------------------
                                                            More
Off-balance sheet           Within      1-3       3-5      than 5
arrangements       Total    1 year     years     years     years
------------------------------------------------------------------
Outstanding letters
 of credit under the
 Revolving Credit
 Agreement         $ 29.8    $ 26.8     $ 3.0     $   -    $   -
------------------------------------------------------------------
Other outstanding
 letters of credit    7.0       7.0         -         -        -
------------------------------------------------------------------
Acquisition
 earn outs (A)       25.0         -         -         -        -
------------------------------------------------------------------
Total              $ 61.8    $ 33.8     $ 3.0     $   -    $   -
==================================================================

(A) The obligation to pay earn out amounts depends upon the attainment of specific sales goals for Dayron, a company acquired in 2002. Since it is not feasible to estimate exactly when such payments may become due, they are stated in the aggregate only. One million dollars was accrued for such earn out payments in 2003.


DISCUSSION AND ANALYSIS OF CASH FLOWS -
CALENDAR YEARS 2002 AND 2001

For calendar year 2002, operating activities used a net of $11.2 million of cash. The Industrial Distribution segment was the largest user of working capital during 2002, mostly due to growth in receivables and inventories and reductions in accounts payables. Cash flow for the year was generally not affected by the

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


$86.0 million second quarter Aerospace charges previously described because $52.7 million of the charges were non-cash in nature, $26.8 million was expected to be paid in future years and $6.5 million consisted of a write-down of receivables.

     During 2002, cash was used by investing activities principally due to the acquisitions of Delamac in the Industrial Distribution segment, Dayron and RWG in the Aerospace segment, and Latin Percussion in the Music segment and by the purchase of items such as machinery and computer equipment; cash in the amount of approximately $51.2 million was used for the acquisitions. This was offset to some degree by the sale of the microwave products line. Cash provided by financing activities was primarily attributable to bank borrowings to fund the acquisitions. This was partially offset by the payment of dividends to shareholders.

     For calendar year 2001, operating activities provided cash in the amount of $20.1 million. These results were due primarily to net reductions in accounts receivable in the Aerospace and Industrial Distribution segments, including the $31.2 million sales and pre-tax profit adjustment in the Aerospace segment, and reductions in inventories in the Industrial Distribution and Music segments. This was offset by decreases in accounts payable in the Aerospace and Music segments and accrued expenses and payables throughout each of the segments and by a reduction in advances on contracts in the Aerospace segment. Other items include a reduction in income taxes payable as well as an increase in other current assets, which relate primarily to the tax benefits associated with the adjustment and a net pension income item, respectively. During the year 2001, cash was used in investing activities for the A-C Supply asset acquisition in the Industrial Distribution segment, the Plastic Fabricating Company, Inc. stock acquisition in the Aerospace segment, and for the purchase of items such as machinery and computer equipment, which usage was offset somewhat by proceeds from the sale of assets. Cash used by financing activities was primarily attributable to the payment of dividends to common shareholders, and to a lesser degree the sinking fund requirement for the corporation's debentures (described below) and repurchase of the corporation's Class A common stock pursuant to a repurchase program for use in administration of the corporation's stock plans and general corporate purposes. The corporation had $30.8 million in cash and cash equivalents at December 31, 2001 with an average balance of $34.0 million for the year.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


OTHER SOURCES/USES OF CAPITAL

In the past two years, the corporation has sold two non-core portions of the Aerospace segment in order to free capital for other uses. Specifically, in January 2003, the corporation sold EDC, its electric motor and drive business that had sales of approximately $14 million in 2002, for $27.5 million. In the second quarter of 2002, the corporation sold its microwave products line. That product line was associated with the former Kaman Sciences Corp. subsidiary which was sold in 1997. Microwave product sales were about $7.5 million in 2001.

     At December 31, 2003, the corporation had $21.6 million of its 6% convertible subordinated debentures outstanding. The debentures are convertible into shares of Class A common stock at any time on or before March 15, 2012 at a conversion price of $23.36 per share, generally at the option of the holder. Pursuant to a sinking fund requirement that began March 15, 1997, the corporation redeems approximately $1.7 million of the outstanding principal of the debentures each year.

     In November 2000, the corporation's board of directors approved a replenishment of the corporation's stock repurchase program, providing for repurchase of an aggregate of 1.4 million Class A common shares for use in administration of the corporation's stock plans and for general corporate purposes. As of December 31, 2003, a total of about 268,850 shares had been repurchased since inception of this replenishment program.

FINANCING ARRANGEMENTS

Total average bank borrowings for the year 2003 were $43.0 million compared to $23.8 million for 2002 and $2.5 million in 2001.

     The corporation maintains a revolving credit agreement (the "Revolving Credit Agreement") with several banks that provides a $150 million five-year commitment scheduled to expire in November 2005. Prior to November 2003, the corporation also maintained a $75 million "364-day" annually renewable facility as part of the Revolving Credit Agreement. Both portions of the Revolving Credit Agreement provide for interest at current market rates. In view of the longer term attractiveness of fixed rates in the current environment and the fact that the "364-day" facility had never been used, the corporation permitted it to expire in November 2003. In the third quarter of 2003, the Revolving Credit Agreement was amended to give potential lenders under a new fixed rate financing of up to $75 million the same covenant and guarantee

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


protections that the Revolving Credit Agreement lenders currently possess. Facility fees are charged on the basis of the corporation's credit rating which is a Standard & Poors BBB investment grade rating. Management believes that such a rating is favorable for a company of its size. Under the terms of the current Revolving Credit Agreement, if this rating should decrease, the effect would be to increase interest rates charged and facility fees.

     The most restrictive of the covenants contained in the Revolving Credit Agreement, which the corporation monitors closely, requires the corporation to have EBITDA, as defined, at least equal to 300% of net interest expense, on the basis of a rolling four quarters and a ratio of consolidated total indebtedness to total capitalization of not more than 55%. The non-cash portion of the 2002 second quarter charges, up to $52.5 million, were excluded from the financial covenant calculations during the four quarters ended March 31, 2003.

     In connection with the acquisition of RWG, the corporation established a 9.5 million Euro term loan and revolving credit facility (the "Euro Credit Agreement") with Wachovia Bank, National Association ("Wachovia"), one of its Revolving Credit Agreement lenders having offices in London. In general, the Euro Credit Agreement contains the same financial covenants as the Revolving Credit Agreement described previously and the term of the Euro Credit Agreement expires at the same time as the Revolving Credit Agreement. During the third quarter of 2003, the Euro Credit Agreement was amended to conform with the 2003 amendment to the Revolving Credit Agreement. Also in the third quarter of 2003, the corporation entered into an arrangement with Wachovia that permits the corporation to lock in a fixed rate of interest for the RWG financing.

     Letters of credit are generally considered borrowings for purposes of the Revolving Credit Agreement. A total of $29.8 million in letters of credit were outstanding at December 31, 2003, a significant portion of which is related to the Australia SH-2G(A) program. During the second quarter of 2003, the letter of credit for the production portion of the Australia program was reduced to a balance of $20 million, which is expected to remain in place until final acceptance of the aircraft by the RAN.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Kaman Corporation and Subsidiaries


FORWARD-LOOKING STATEMENTS

This report contains forward-looking information relating to the corporation's business and prospects, including the SH-2G and K-MAX helicopter programs, aerostructures and helicopter subcontract programs and components, advanced technology products, the industrial distribution and music businesses, operating cash flow, and other matters that involve a number of uncertainties that may cause actual results to differ materially from expectations. Those uncertainties include, but are not limited to:
1) the successful conclusion of competitions and thereafter contract negotiations with government authorities, including foreign governments; 2) political developments in countries where the corporation intends to do business; 3) standard government contract provisions permitting renegotiation of terms and termination for the convenience of the government; 4) economic and competitive conditions in markets served by the corporation, particularly industrial production and commercial aviation, and global economic conditions; 5) satisfactory completion of the Australian SH-2G(A)program, including successful completion and integration of the full ITAS software; 6) recovery of the corporation's investment in the MD Helicopters, Inc. contracts; 7) achievement of and actual costs for recertifying products and processes in connection with start-up of the expanded Jacksonville facility; 8) JPF program final qualification test results and receipt of production orders; 9) achievement of enhanced business base in the Aerospace segment in order to better absorb overhead and general and administrative expenses; 10) successful sale or lease of existing K-MAX inventory; 11) the condition of consumer markets for musical instruments; 12) profitable integration of acquired businesses into the corporation's operations; 13) changes in supplier sales or vendor incentive policies; 14) the effect of price increases or decreases; and 15) currency exchange rates, taxes, changes in laws and regulations, inflation rates, general business conditions and other factors. Any forward-looking information should be considered with these factors in mind.

Selected Quarterly Financial Data
Kaman Corporation and Subsidiaries
(In thousands except per share amounts)


<table


                         first      second       third      fourth      total
                       quarter     quarter     quarter     quarter       year
------------------------------------------------------------------------------
NET SALES
   2003              $ 216,010   $ 216,311   $ 223,324   $ 238,854   $ 894,499
   2002                223,093     209,141     218,266     230,276     880,776

GROSS PROFIT
   2003              $  58,140   $  58,150   $   54,740   $ 53,319   $ 224,349
   2002                 60,410     (19,659)      57,305     59,477     157,533

NET EARNINGS (LOSS)
   2003              $  13,966   $   3,284   $    1,188   $    967   $  19,405
   2002                  5,341     (50,366)       5,572      5,852     (33,601)

PER SHARE - BASIC
   2003              $     .62   $     .15   $      .05   $    .04   $     .86
   2002                    .24       (2.25)         .25        .26       (1.50)

PER SHARE - DILUTED
   2003              $     .60    $    .15   $      .05   $    .04    $    .86
   2002                    .24       (2.25)         .25        .26       (1.50)
--------------------------------------------------------------------------------

The calculated per share-diluted amount for the twelve months ended December 31, 2002 is anti-dilutive, therefore, amount shown is equal to the basic per share calculation.

The quarterly per share-diluted amounts for 2003 do not equal the "Total Year" figure due to the calculation being anti-dilutive in the third and fourth quarters.


</table

Consolidated Balance Sheets
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)

December 31                                      2003       2002
------------------------------------------------------------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                  $   7,130  $   5,571
  Accounts receivable                          193,243    195,857
  Inventories                                  178,952    164,715
  Income taxes receivable                        1,043      5,192
  Deferred income taxes                         26,026     28,450
  Other current assets                          12,457     14,460
------------------------------------------------------------------
     Total current assets                      418,851    414,245
------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, NET              51,049     61,635
GOODWILL                                        38,638     35,973
OTHER INTANGIBLE ASSETS, NET                    14,709     15,021
OTHER ASSETS                                     5,064      8,666
------------------------------------------------------------------
TOTAL ASSETS                                 $ 528,311  $ 535,540
==================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes payable                              $   6,013  $   8,647
  Current portion of long-term debt              1,660      1,660
  Accounts payable - trade                      59,600     46,664
  Accrued salaries and wages                     8,698      8,434
  Accrued vacations                              5,885      6,434
  Accrued contract loss                         23,611     26,674
  Accrued restructuring cost                     6,109      7,594
  Advances on contracts                         19,693     22,318
  Other accruals and payables                   29,286     28,669
------------------------------------------------------------------
     Total current liabilities                 160,555    157,094
------------------------------------------------------------------













                             Page 28

Consolidated Balance Sheets
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)

December 31                                      2003       2002
------------------------------------------------------------------
LONG-TERM DEBT, EXCLUDING CURRENT PORTION       36,624     60,132
OTHER LONG-TERM LIABILITIES                     27,949     26,367

SHAREHOLDERS' EQUITY
  Capital stock, $1 par value per share:
    Preferred stock, authorized 700,000 shares:
      Series 2 preferred stock, 6.5% cumulative
         convertible, authorized 500,000 shares,
         none outstanding                            -          -
    Common stock:
      Class A, authorized 48,500,000 shares,
        nonvoting; $.10 per common share
        dividend preference; issued 23,066,260
        shares in 2003 and 2002                 23,066     23,066
      Class B, authorized 1,500,000 shares,
        voting; issued 667,814 shares
        in 2003 and 2002                           668        668
  Additional paid-in capital                    76,744     77,267
  Retained earnings                            219,401    209,932
  Unamortized restricted stock awards           (1,727)    (2,094)
  Accumulated other comprehensive income (loss) (1,311)    (1,099)
------------------------------------------------------------------
                                               316,841    307,740
  Less 1,103,636 shares and 1,274,091 shares
    of Class A common stock in 2003 and 2002,
    respectively, held in treasury, at cost    (13,658)   (15,793)
------------------------------------------------------------------
     Total shareholders' equity                303,183    291,947
------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $ 528,311  $ 535,540
==================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations
Kaman Corporation and Subsidiaries
(In thousands except per share amounts)

Year ended December 31               2003        2002        2001
------------------------------------------------------------------
NET SALES                       $ 894,499   $ 880,776   $ 875,869
------------------------------------------------------------------
COSTS AND EXPENSES
  Cost of sales (1)               670,150     723,243     673,782
  Selling, general and
    administrative expense        207,857     199,453     188,752
  Restructuring costs (2)               -       8,290           -
  Other operating income           (1,448)     (1,302)     (1,076)
  Net gain on sale of product
    lines and other assets        (18,163)     (2,299)     (2,637)
  Interest expense (income), net    3,008       2,486         623
  Other expense, net                1,265       1,831         761
------------------------------------------------------------------
                                  862,669     931,702     860,205
------------------------------------------------------------------
EARNINGS (LOSS) BEFORE
  INCOME TAXES                     31,830     (50,926)     15,664
INCOME TAXES (BENEFIT)             12,425     (17,325)      3,950
------------------------------------------------------------------
NET EARNINGS (LOSS)             $  19,405   $ (33,601)  $  11,714
------------------------------------------------------------------
PER SHARE
  Net earnings (loss) per share:
    Basic                       $     .86   $   (1.50)  $     .52
    Diluted (3)                       .86       (1.50)        .52
  Dividends declared                  .44         .44         .44
==================================================================

(1) Cost of sales for the twelve months ended December 31, 2002 includes the write-off of K-MAX assets of $50,000 and Moosup facility assets of $2,679, both of which are associated with the charge taken in the Aerospace segment.

(2) Restructuring costs for the twelve months ended December 31, 2002 relate to the closure of the Moosup facility in 2003 and are associated with the charge taken in the Aerospace segment.

(3) The calculated diluted per share amounts for the twelve months ended December 31, 2002 and 2001 are anti-dilutive, therefore, amounts shown are equal to the basic per share calculation.

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
Kaman Corporation and Subsidiaries
(In thousands except share amounts)


Year ended December 31               2003        2002       2001
------------------------------------------------------------------
SERIES 2 PREFERRED STOCK        $       -   $       -  $        -
------------------------------------------------------------------
CLASS A COMMON STOCK               23,066      23,066      23,066
------------------------------------------------------------------
CLASS B COMMON STOCK                  668         668         668
------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
  Balance - beginning of year      77,267      77,389      77,298
  Employee stock plans               (398)       (304)       (234)
  Restricted stock awards            (125)        182         325
------------------------------------------------------------------
  Balance - end of year            76,744      77,267      77,389
------------------------------------------------------------------
RETAINED EARNINGS
  Balance - beginning of year     209,932     253,403     251,526
  Net earnings (loss) (1)          19,405     (33,601)     11,714
  Dividends declared               (9,936)     (9,870)     (9,837)
------------------------------------------------------------------
  Balance - end of year           219,401     209,932     253,403
------------------------------------------------------------------
UNAMORTIZED RESTRICTED STOCK AWARDS
  Balance - beginning of year      (2,094)     (2,206)     (1,643)
  Stock awards issued                (529)       (832)     (1,585)
  Amortization of stock awards        896         944       1,022
------------------------------------------------------------------
  Balance - end of year            (1,727)     (2,094)     (2,206)
------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
  Balance - beginning of year      (1,099)       (919)       (749)
  Foreign currency
    translation adjustment (1)       (212)       (180)       (170)
------------------------------------------------------------------
  Balance - end of year            (1,311)     (1,099)       (919)
------------------------------------------------------------------










                             Page 31

Consolidated Statements of Changes in Shareholders' Equity
Kaman Corporation and Subsidiaries
(In thousands except share amounts)


Year ended December 31               2003        2002       2001
------------------------------------------------------------------

TREASURY STOCK
  Balance - beginning of year     (15,793)    (17,820)    (18,120)
  Shares acquired in 2003 - 20,000;
     2002 - 37,300; 2001 - 211,550   (205)       (412)     (2,760)
  Shares reissued under various
     stock plans                    2,340       2,439       3,060
------------------------------------------------------------------
  Balance - end of year           (13,658)    (15,793)    (17,820)
------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY      $ 303,183   $ 291,947  $  333,581
==================================================================

(1) Comprehensive income (loss) is $19,193, $(33,781), and $11,544 for 2003, 2002 and 2001, respectively.

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Kaman Corporation and Subsidiaries
(In thousands)

Year ended December 31               2003        2002        2001
------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings (loss)           $  19,405   $ (33,601)  $  11,714
  Adjustments to reconcile net
    earnings (loss) to cash
    provided by (used in)
    operating activities:
      Depreciation and
        amortization               10,019      11,620      11,441
      Net gain on sale of product
        lines and other assets    (18,163)     (2,299)     (2,637)
      Restructuring costs               -       8,290           -
      Non-cash write-down of assets     -      52,679           -
      Deferred income taxes         5,994     (16,715)       (375)
      Other, net                    2,376       3,403       2,152
      Changes in current assets and
        liabilities, excluding effects
        of acquisitions/divestitures:
        Accounts receivable         3,231      (4,625)     32,411
        Inventories                (9,806)    (12,751)      5,407
        Income taxes receivable     4,149      (4,888)     (4,081)
        Other current assets        2,267      (2,691)     (3,680)
        Accounts payable - trade   10,106      (8,813)     (9,284)
        Accrued contract loss      (3,063)     26,674           -
        Accrued restructuring
          costs                    (1,485)       (696)          -
        Advances on contracts      (1,846)     (9,286)    (11,124)
        Accrued expenses and
          payables                  3,459     (17,470)    (11,813)
------------------------------------------------------------------
          Cash provided by (used in)
            operating activities   26,643     (11,169)     20,131
------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of product
    lines and other assets         28,339       8,034       4,047
  Expenditures for property,
    plant and equipment            (9,069)     (7,601)     (8,033)
  Acquisition of businesses,
    less cash acquired             (7,748)    (51,227)    (20,845)
  Other, net                       (1,599)      1,854        (253)
------------------------------------------------------------------
          Cash provided by (used in)
            investing activities    9,923     (48,940)    (25,084)
------------------------------------------------------------------

                             Page 33

Consolidated Statements of Cash Flows
Kaman Corporation and Subsidiaries
(In thousands)


Year ended December 31               2003        2002        2001
------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Changes in notes payable         (2,664)      5,985         318
  Changes in long-term debt       (23,508)     36,906      (1,660)
  Proceeds from exercise of
    employee stock plans            1,287       1,485       1,566
  Purchases of treasury stock       (205)        (412)     (2,760)
  Dividends paid                  (9,917)      (9,850)     (9,834)
  Other                                -          732           -
------------------------------------------------------------------
          Cash provided by (used in)
            financing activities (35,007)     34,846      (12,370)
------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS             1,559     (25,263)     (17,323)
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR                5,571      30,834       48,157
------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
  AT END OF YEAR                $  7,130    $  5,571    $  30,834
==================================================================

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


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

REVENUE RECOGNITION - Sales and estimated profits under long-term contracts are principally recognized on the percentage-of-completion method of accounting, generally using as a measurement basis either a ratio that costs incurred bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information for each contract, or units-of-delivery. Reviews of contracts are made regularly throughout their lives and revisions in profit estimates are recorded in the accounting period in which the revisions are made. Any anticipated contract losses are charged to operations when first indicated.

     Sales and related cost of sales for products and programs not accounted for under the percentage-of-completion method are recognized when products are shipped to customers and title has passed.

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

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


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

GOODWILL AND OTHER INTANGIBLE ASSETS - Goodwill and intangible assets with indefinite lives are not amortized, but are evaluated for impairment at least annually. Intangible assets with finite lives (presently consisting of patents) are amortized using the straight-line method over their estimated period of benefit and reviewed for possible impairment whenever changes in conditions indicate carrying value may not be recoverable.

VENDOR INCENTIVES - The corporation's Industrial Distribution segment enters into agreements with certain vendors providing for inventory purchase incentives that are generally earned upon achieving specified volume-purchasing levels. The segment recognizes these incentives as a reduction in cost of goods sold.

RESEARCH AND DEVELOPMENT - Research and development costs not specifically covered by contracts are charged against income as incurred through selling, general and administrative expense. Such costs amounted to $4,318 in 2003, $5,363 in 2002 and $4,673 in
2001.

INCOME TAXES - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled.

STOCK-BASED COMPENSATION - As permitted by Statement of Financial
Accounting Standards No. 123 "Accounting for Stock-Based
Compensation" ("SFAS 123"), the corporation has elected to continue following the guidance of Accounting Principles Board
Opinion No. 25, "Accounting for Stock Issued to Employees," for

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


measurement and recognition of stock-based transactions with employees. Accordingly, no compensation cost has been recognized for its stock plans other than for the restricted stock awards and stock appreciation rights. Under the disclosure alternative of SFAS 123, the pro forma net earnings and earnings per share information presented below includes the compensation cost of stock options issued to employees based on the fair value at the grant date and includes compensation cost for the 15% discount offered to participants in the employees stock purchase plan.

                                     2003        2002        2001
------------------------------------------------------------------
Net earnings (loss):
  As reported                   $  19,405   $ (33,601)  $  11,714
  Less stock option expense        (1,258)     (1,388)     (1,266)
  Tax effect                          491         472         319
------------------------------------------------------------------
  Pro forma net earnings (loss) $  18,638   $ (34,517)  $  10,767
==================================================================
Earnings (loss) per share - basic:
  As reported                         .86       (1.50)        .52
  Pro forma                           .83       (1.54)        .48
Earnings (loss) per share - diluted:
  As reported                         .86       (1.50)        .52
  Pro forma                           .83       (1.54)        .48
------------------------------------------------------------------

The fair value of each option grant is estimated on the date of grant by using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 2003, 2002 and 2001:

                                   2003        2002        2001
----------------------------------------------------------------
Expected dividend yield            4.4%        3.0%        2.7%
Expected volatility                 47%         45%         45%
Risk-free interest rate            3.9%        4.9%        5.1%
Expected option lives           8 years     8 years     8 years
Per share fair value of
  options granted               $  3.33     $  5.86     $  6.84
================================================================

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


RECENT ACCOUNTING STANDARDS - In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 also requires that the initial measurement of a liability be at fair value. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The corporation adopted SFAS 146 effective January 1, 2003 and that adoption did not have a material impact on its consolidated results of operations or financial position.

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

     In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133" ("SFAS 149"). SFAS 149 amends FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" to provide more consistent reporting of contracts as either derivatives or hybrid instruments. The provisions of SFAS 149 are effective for contracts entered into or modified after June 30, 2003. The corporation has adopted the statement in accordance with its terms and that adoption did not have a material impact on the corporation's consolidated results of operations or financial position.

     In May 2003, the FASB issued Statement of Financial
Accounting Standards No. 150, "Accounting for Certain Financial
Instruments with Characteristics of both Liabilities and Equity"("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The corporation has adopted SFAS 150 in accordance with its terms and that adoption did not have a material impact on the corporation's consolidated results of operations or financial position.

     In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132R"). SFAS 132R revises employers' disclosures about pension plans and other postretirement benefit plans to include information describing the types of plan assets, investment strategy, measurement dates, plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. SFAS 132R is effective for financial statements for interim or annual periods ending after December 15, 2003. The corporation has provided the disclosures required in accordance with its terms as of December 31, 2003.

ACQUISITION OF BUSINESSES

During the fourth quarter of 2003, the corporation purchased a majority of the assets and business of Industrial Supplies, Inc. ("ISI"), located in Birmingham, Alabama. ISI is a distributor of a wide variety of bearing, conveyor, electrical, fluid power and power transmission components used by manufacturing, mining, steel, lumber, pulp and paper, food and other industries. ISI had net sales of approximately $28,600 in 2002. The assets acquired, liabilities assumed and results of operations since the acquisition have been included in the Industrial Distribution segment.

     In October 2002, the corporation purchased the stock of Latin Percussion, Inc., a leading global distributor of a wide range of latin hand percussion instruments. The assets acquired, liabilities assumed and results of operations since the acquisition have been included in the Music segment.

     In late July 2002, the corporation purchased the stock of RWG Frankenjura-Industrie Flugwerklager GmbH ("RWG"), a German aerospace bearing manufacturer that complements the corporation's proprietary line of bearings and provides a presence in European aerospace markets. RWG's largest customer is Airbus Industrie. The

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


assets acquired, liabilities assumed and results of operations since the acquisition have been included in the Aerospace segment.

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

     During the first quarter of 2002, the corporation acquired a 60% equity interest in Delamac de Mexico S.A. de C.V., a leading distributor of industrial products headquartered in Mexico City. Delamac supplies power transmission, bearings and fluid power products. The assets acquired and liabilities assumed and results of operations since the acquisition have been included in the Industrial Distribution segment.

     In the aggregate, the corporation paid $7,748 and $51,227 for acquisition of businesses in 2003 and 2002, respectively, and there is potential for contingency payments at Dayron of up to $25,000 over the next nine years if certain milestones are reached. Any such contingency payments would be treated as additional goodwill. An accrual of $1,000 was recorded as of December 31, 2003 associated with these additional payments for which milestones were met.

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

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


assets acquired has been assigned to goodwill. In accordance with SFAS 142, the goodwill has not been amortized.

     Assuming these acquisitions had taken place on January 1, 2002, Kaman Corporation's pro forma net sales, earnings (loss) before income taxes, net earnings (loss) and net earnings (loss) per share for the years ended December 31, 2003 and 2002 would have been as follows:


<table>                                            Pro forma
------------------------------------------------------------------
December 31 (unaudited)                         2003        2002
------------------------------------------------------------------
Net sales                                   $ 914,470   $ 942,197

Earnings (loss)
 before income taxes                           31,334     (50,351)

Net earnings (loss)                            19,103     (33,178)

Net earnings (loss) per share:
  Basic                                           .85       (1.48)
  Diluted                                         .85       (1.48)
==================================================================

The pro forma results are not necessarily indicative of the results of operations that would have occurred had the acquisitions actually been completed on January 1, 2002. The pro forma results do not include future initiatives or planned synergies, nor are they intended to be indicative of future results. The underlying pro forma information includes interest expense and income tax assumptions associated with the transactions.

DIVESTITURES

In January 2003, the corporation sold its electric motor and drive business, operating as the Electromagnetics Development Center
("EDC") within the Kaman Aerospace subsidiary, to DRS
Technologies, Inc. for $27,500. The sale resulted in a pre-tax gain of $17,415. The EDC contributed sales of approximately
$14,000 in 2002.

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


     In April 2002, the corporation sold its microwave products line to Meggitt Safety Systems, Inc. That product line was associated with the former Kaman Sciences Corp., a subsidiary which was sold in 1997, being no longer core to the segment's advanced technology business. Microwave product sales were approximately $7,500 for the year 2001.

RESTRUCTURING COSTS

The Aerospace segment recorded pre-tax restructuring costs of $8,290 in the second quarter of 2002 for the cost of phasing out the company's aircraft manufacturing plant in Moosup, Connecticut. The charges represent severance costs of $3,290 at the Moosup and Bloomfield, Connecticut locations for approximately 400 employees (of which $2,181 has been paid for 289 such separations as of December 31, 2003) and costs of $5,000 for closing the facility (including costs of an ongoing voluntary environmental remediation program). During 2003, the corporation incurred an additional $3,550 of period costs for moving machinery to other company facilities and recertifying products and processes.

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

ACCRUED CONTRACT LOSS

During the second quarter of 2002, the Aerospace segment recorded a pre-tax charge of $25,000 for estimated cost growth on the Australia SH-2G(A) helicopter program, which put the contract in a loss position. Accordingly, the corporation eliminated the $6,505 profit element of previously recorded sales and recognized pre-tax loss accruals of $18,495 for anticipated cost growth associated with completion of the aircraft, final integration and testing of the aircraft's advanced Integrated Tactical Avionic System ("ITAS") software.

     During the fourth quarter of 2002, the Aerospace segment recorded an additional loss accrual for the Australia SH-2G(A) helicopter program. This loss accrual reflects the impact of

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


higher overhead rates, which were attributable to lower production activity in the corporation's aerospace subsidiary.

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

December 31                                     2003       2002
------------------------------------------------------------------
Trade receivables, net of allowance
 for doubtful accounts of $3,340
 in 2003, $2,853 in 2002                    $  74,816   $  72,471

U.S. Government contracts:
  Billed                                        9,355      11,607
  Recoverable costs and accrued
     profit - not billed                       10,014      21,225

Commercial and other
 government contracts:
  Billed                                       19,711      21,628
  Recoverable costs and accrued
    profit - not billed                        79,347      68,926
------------------------------------------------------------------
      Total                                 $ 193,243   $ 195,857
==================================================================

The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in the trade accounts receivable balance. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence.

     Recoverable costs and accrued profit-not billed represent costs incurred on contracts which will become billable upon future deliveries, achievement of specific contract milestones or completion of engineering and service type contracts. Management estimates that approximately $53,204 of such costs and accrued profits at December 31, 2003 will be collected after one year. The costs included in this estimate are for the corporation's programs with the Royal Australian Navy and MD Helicopters, Inc. ("MDHI").

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


     The corporation's Aerospace segment provides fuselages for the MD Helicopters 500 and 600 series helicopters and composite rotor blades for the MD Explorer helicopter. Total orders received from MDHI have run at significantly lower rates than originally anticipated due to lower than expected demand. The corporation's investment in these contracts consists of $4.4 million in billed receivables and $16.4 million in recoverable costs not billed (including start-up costs and other program expenditures) as of December 31, 2003. The corporation received payments in 2003 totaling $4.4 million, primarily for items shipped during 2003. The recoverability of unbilled costs will depend to a significant extent upon MDHI's future requirements through 2013. The corporation has stopped production on these programs while working closely with the customer to resolve overall payment issues and establish conditions under which production could be resumed, including the timing thereof. Based on their projected future requirements and inventory on hand at MDHI and Kaman, this would not be expected to occur until the second half of 2004 at the earliest. Although the outcome is not certain, the company understands that MDHI management is pursuing strategies to improve its current financial and operational circumstances.

     In applying the guidance of Statement of Financial Accounting Standards No. 5 "Accounting for Contingencies" ("SFAS 5"), the corporation's management has concluded that some level of impairment to the MDHI investment, while not probable, is reasonably possible. In assessing the range of potential loss, current program estimates project the entire amount of the corporation's current investment to be recoverable over the full term of the contracts, which makes the minimum end of the potential loss range zero. Therefore, no impairment to the carrying value of the corporation's investment in the MDHI programs has been recorded to date.

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


INVENTORIES

Inventories are comprised as follows:

December 31                                     2003       2002
------------------------------------------------------------------
Merchandise for resale                     $  94,042    $  95,056

Contracts in process:
  U.S. Government                             21,127       13,348
  Commercial                                  15,895       16,694

Other work in process (including
 certain general stock materials)             23,103       31,875

Finished goods                                24,785        7,742
------------------------------------------------------------------
     Total                                 $ 178,952    $ 164,715
==================================================================

     Included above in other work in process and finished goods at December 31, 2003 and 2002 is K-MAX inventory of $33,437 and
$25,181, respectively.

     The aggregate amounts of general and administrative costs incurred in the Aerospace segment and allocated to contracts in process during 2003, 2002 and 2001 were $34,793, $51,845 and
$49,816, respectively.

     The estimated amounts of general and administrative costs remaining in contracts in process at December 31, 2003 and 2002 amount to $4,118 and $4,222, respectively, and are based on the ratio of such allocated costs to total costs incurred.

PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment are recorded at cost and summarized as follows:

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


December 31                                     2003        2002
------------------------------------------------------------------
Land                                       $   4,236    $   6,524
Buildings                                     29,070       35,077
Leasehold improvements                        13,486       11,397
Machinery, office furniture
  and equipment                              107,239      108,920
------------------------------------------------------------------
     Total                                   154,031      161,918

Less accumulated depreciation
 and amortization                            102,982      100,283
------------------------------------------------------------------
Property, plant and
  equipment, net                           $  51,049    $  61,635
==================================================================

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets are as follows:

December 31                                     2003        2002
------------------------------------------------------------------
Goodwill:
  Aerospace                                $  31,690    $  30,635
  Industrial Distribution                      4,277        3,197
  Music                                        2,671        2,141
------------------------------------------------------------------
                                           $  38,638    $  35,973
==================================================================

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


December 31                                     2003        2002
------------------------------------------------------------------
Other intangible assets, net:
  Trade name - not subject
    to amortization                        $  13,819    $  13,819
  Patents, net - subject to
    amortization                                 890        1,202
------------------------------------------------------------------
                                           $  14,709    $  15,021
==================================================================

Intangible amortization expense was $107 in 2003 and 2002 compared to $99 in 2001.

CREDIT ARRANGEMENTS - SHORT-TERM BORROWINGS AND LONG-TERM DEBT

REVOLVING CREDIT AGREEMENT - The corporation maintains a revolving credit agreement (the "Revolving Credit Agreement") with several banks that provides a $150,000 five-year commitment scheduled to expire in November 2005. Prior to November 2003, the corporation also maintained a $75,000 "364-day" annually renewable facility as part of the Revolving Credit Agreement. Both portions of the Revolving Credit Agreement provide for interest at current market rates. In view of the longer term attractiveness of fixed rates in the current environment and the fact that the "364-day" facility had never been used, the corporation permitted it to expire in November 2003.

     In the third quarter of 2003, the Revolving Credit Agreement was amended to give potential lenders under a new fixed rate financing of up to $75,000 the same covenant and guarantee protections that the Revolving Credit Agreement lenders currently possess.

     In the second quarter of 2002, the Revolving Credit Agreement was amended to exclude the non-cash portion of the 2002 second quarter charges, up to $52,500, from the financial covenant calculations under the agreement.

     In general, outstanding letters of credit are considered indebtedness under the Revolving Credit Agreement.

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


SHORT-TERM BORROWINGS - Under the Revolving Credit Agreement, the corporation has the ability to borrow funds on both a short-term and long-term basis. The corporation also has certain other credit arrangements with these banks to borrow funds on a short-term basis with interest at current market rates.

Short-term borrowings outstanding are as follows:


December 31                                     2003        2002
------------------------------------------------------------------
Revolving credit agreement                 $       -    $       -
Other credit arrangements                      6,013        8,647
------------------------------------------------------------------
     Total                                 $   6,013    $   8,647
==================================================================


LONG-TERM DEBT - The corporation has long-term debt as follows:


December 31                                     2003        2002
------------------------------------------------------------------
Revolving credit agreement                 $   7,000    $  30,840
Euro credit agreement                          9,718        7,726
Convertible subordinated debentures           21,566       23,226
------------------------------------------------------------------
     Total                                    38,284       61,792

Less current portion                           1,660        1,660
------------------------------------------------------------------
     Total excluding current portion       $  36,624    $  60,132
==================================================================

In the third quarter of 2002, the corporation entered into a 9,500 Euro credit agreement (the "Euro Credit Agreement") with one of the Revolving Credit Agreement lenders having offices in London. In general, the Euro Credit Agreement contains the same financial covenants as the Revolving Credit Agreement described previously and the term of the Euro Credit Agreement expires at

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)

the same time as the Revolving Credit Agreement. During the third quarter of 2003, the Euro Credit Agreement was amended to conform with the previously described amendment to the Revolving Credit
Agreement.

RESTRICTIVE COVENANTS - The most restrictive of the covenants contained in the Revolving Credit Agreement requires the corporation to have EBITDA, as defined, at least equal to 300% of net interest expense, on the basis of a rolling four quarters and a ratio of consolidated total indebtedness to total capitalization of not more than 55%. The non-cash portion of the 2002 second quarter charges, up to $52,500, were excluded from the financial covenant calculations during the four quarters ended March 31, 2003.

CERTAIN LETTERS OF CREDIT - The face amounts of irrevocable letters of credit issued under the Revolving Credit Agreement totaled $29,769 and $50,975 at December 31, 2003 and 2002, respectively. Of those amounts, $23,000 and $43,000, respectively, are attributable to the Australia SH-2G(A) helicopter program.

CONVERTIBLE SUBORDINATED DEBENTURES - The corporation issued its 6% convertible subordinated debentures during 1987. The debentures are convertible into shares of the Class A common stock of Kaman Corporation at any time on or before March 15, 2012 at a conversion price of $23.36 per share at the option of the holder unless previously redeemed by the corporation. Pursuant to a sinking fund requirement that began March 15, 1997, the corporation redeems $1,660 of the outstanding principal amount of the debentures annually. The debentures are subordinated to the claims of senior debt holders and general creditors. These debentures have a fair value of $21,350 at December 31, 2003 based upon latest market price.

LONG-TERM DEBT ANNUAL MATURITIES - The aggregate amounts of annual maturities of long-term debt for each of the next five years and thereafter are approximately as follows:

----------------------------------------------
2004                                $   1,660
2005                                   18,378
2006                                    1,660
2007                                    1,660
2008                                    1,660
Thereafter                             13,266
----------------------------------------------

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


INTEREST PAYMENTS - Cash payments for interest were $3,174, $2,668 and $2,235 for 2003, 2002 and 2001, respectively.

ADVANCES ON CONTRACTS

Advances on contracts include customer advances together with customer payments and billings associated with the achievement of certain contract milestones in excess of costs incurred, primarily for the Australia SH-2G(A) helicopter contract. The customer advances for that contract are fully secured by letters of credit. It is anticipated that the advances on contracts along with the face amounts of these letters of credit will remain in place until final acceptance of the aircraft by the Royal Australian Navy, which is expected in 2005.

INCOME TAXES

The components of income taxes are as follows:

                                     2003        2002        2001
------------------------------------------------------------------
Current:
  Federal                       $   5,205   $  (1,447)  $   3,411
  State                               429         698         748
  Foreign                             797         273         166
------------------------------------------------------------------
                                    6,431        (476)      4,325
------------------------------------------------------------------
Deferred:
  Federal                           5,772     (17,111)       (353)
  State                               222         262         (22)
  Foreign                               -           -           -
------------------------------------------------------------------
                                    5,994     (16,849)       (375)
------------------------------------------------------------------
     Total                      $  12,425   $ (17,325)  $   3,950
==================================================================

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


     The components of the deferred tax assets and deferred tax liabilities are presented below:

December 31                                     2003        2002
------------------------------------------------------------------
Deferred tax assets:
  Long-term contracts                      $   9,284    $  10,066
  Deferred employee benefits                  15,559       14,195
  Inventory                                    6,970        9,311
  Restructuring costs                          2,065        2,679
  Accrued liabilities and other items          5,283        7,806
------------------------------------------------------------------
     Total deferred tax assets                39,161       44,057
Deferred tax liabilities:
  Depreciation and amortization               (7,124)      (6,820)
  Intangibles                                 (1,509)        (347)
  Other items                                   (898)      (1,533)
------------------------------------------------------------------
     Total deferred tax liabilities           (9,531)      (8,700)
------------------------------------------------------------------
  Net deferred tax asset
     before valuation allowance               29,630       35,357
  Valuation allowance                         (1,124)        (857)
------------------------------------------------------------------
    Net deferred tax asset
      after valuation allowance            $  28,506    $  34,500
==================================================================

     Valuation allowances of $1,124 and $857 at December 31, 2003 and 2002 reduced the deferred tax asset attributable to foreign loss carryforwards to an amount that, based upon all available information, is more likely than not to be realized. Reversal of the valuation allowance is contingent upon the recognition of future taxable income in the foreign country or changes in circumstances which cause the recognition of the benefits of the loss carryforwards to become more likely than not. The increase in the valuation allowance of $267 is due to the generation of additional foreign losses in 2003.

     No valuation allowance has been recorded against other deferred tax assets because the corporation believes that these deferred tax assets will, more likely than not, be realized. This

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


determination is based largely upon the corporation's historical earnings trend as well as its ability to carryback reversing items within two years to offset taxes paid. In addition, the corporation has the ability to offset deferred tax assets against deferred tax liabilities created for such items as depreciation and amortization.

     Income taxes have not been provided on undistributed earnings of $3,647 from foreign subsidiaries since it is the corporation's intention to permanently reinvest such earnings or to distribute them only when it is tax efficient to do so. It is impracticable to estimate the total tax liability, if any, which would be caused by the future distribution of these earnings.

     The provisions for income taxes approximate the amounts computed by applying the U.S. federal income tax rate to earnings before income taxes after giving effect to state income taxes. The consolidated effective tax rate was lower due to the reversal of prior years' tax accruals of $329, $1,156 and $2,972 in 2003, 2002 and 2001, respectively, as a result of the corporation's ongoing assessment of its open tax years. The reduction in 2001 included reduced tax considerations related to the Australian SH-2G program. Cash payments for income taxes were $2,062, $3,562 and $8,589 in 2003, 2002 and 2001, respectively.

PENSION PLAN

The corporation has a non-contributory defined benefit pension plan covering the full-time U.S. employees of all U.S. subsidiaries (with the exception of certain acquired companies that have not adopted the plan). These employees become participants of the plan upon their completion of hours of service requirements. Benefits under this plan are generally based upon an employee's years of service and compensation levels during employment with an offset provision for social security benefits. It is the corporation's policy to fund pension costs accrued. Plan assets are invested in a diversified portfolio consisting of equity and fixed income securities (including $9,707 of Class A common stock of Kaman Corporation at December 31, 2003). The corporation uses a December 31 measurement date for its pension plan.

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


     The pension plan costs were computed using the projected unit credit actuarial cost method and include the following components:

                                     2003        2002        2001
------------------------------------------------------------------
Service cost for benefits
  earned during the year        $  10,000   $  10,061   $   9,757
Interest cost on projected
  benefit obligation               24,348      24,045      22,822
Expected return on
  plan assets                     (31,445)    (32,761)    (31,614)
Net amortization
 and deferral                           6      (1,382)     (3,589)
------------------------------------------------------------------
Net pension cost (income)       $   2,909   $     (37)  $  (2,624)
==================================================================

     The change in actuarial present value of the projected benefit obligation is as follows:

December 31                                     2003         2002
------------------------------------------------------------------
Projected benefit obligation
  at beginning of year                     $ 361,213    $ 329,168
Service cost                                  10,000       10,061
Interest cost                                 24,348       24,045
Actuarial liability loss                      12,902       15,848
Plan amendments                                    -            -
Benefit payments                             (18,571)     (17,909)
------------------------------------------------------------------
Projected benefit obligation at
 end of year                               $ 389,892    $ 361,213
==================================================================

     The actuarial liability losses for 2003 and 2002 are principally due to effect of the changes in the discount rate.

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


     The change in fair value of plan assets is as follows:

December 31                                     2003         2002
------------------------------------------------------------------
Fair value of plan assets at
  beginning of year                        $ 337,813    $ 386,642
Actual return on plan assets                  66,200      (30,920)
Employer contribution                          1,406            -
Benefit payments                             (18,571)     (17,909)
------------------------------------------------------------------
Fair value of plan assets
  at end of year                           $ 386,848    $ 337,813
==================================================================

December 31                                     2003         2002
------------------------------------------------------------------
Excess (deficiency) of assets over
 projected benefit obligation              $  (3,044)   $ (23,400)
Unrecognized prior service cost                  570          576
Unrecognized net (gain) loss                   3,572       25,425
------------------------------------------------------------------
Accrued (prepaid) pension cost             $  (1,098)   $  (2,601)
==================================================================

     The accumulated benefit obligation for the pension plan was $350,635 and $316,356 at December 31, 2003 and 2002, respectively.

     The actuarial assumptions used in determining both benefit obligations of the pension plan are as follows:

December 31                                     2003         2002
------------------------------------------------------------------
Discount rate                                   6.5%         7.0%
Average rate of increase in
  compensation levels                           3.5%         4.0%
==================================================================

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


     The actuarial assumptions used in determining the net periodic benefit cost of the pension plan are as follows:

December 31                                     2003         2002
------------------------------------------------------------------
Discount rate                                   7.0%         7.5%
Expected return on plan assets                  8.5%         8.6%
Average rate of increase in
  compensation levels                           4.0%         4.5%
==================================================================

     The expected return on plan assets rate was determined based upon historical returns adjusted for estimated future market fluctuations.

     The weighted-average asset allocations by asset category are as follows:

December 31                                     2003         2002
------------------------------------------------------------------
Equity securities                                58%          48%
Fixed income securities                          42%          52%
------------------------------------------------------------------
Total                                           100%         100%
==================================================================

     The investment policies and goals for pension plan assets are
a) to place assets with investment managers approved by the Finance Committee of the Board of Directors b) to diversify across traditional equity and fixed income asset classes to minimize the risk of large losses and c) to seek the highest total return (through a combination of income and asset appreciation) consistent with prudent investment practice, and on a five-year moving basis, not less than the actuarial earnings assumption.

     The target equity/fixed asset allocation ratio is 60%/40% over the long term. If the ratio for any asset class moves outside permitted ranges, the pension plan's Administrative Committee (the management committee that is responsible for plan administration)

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


will act through an immediate or gradual process, as appropriate, to reallocate assets.

     Under the current investment policy no investment is made in commodities, nor are short sales, margin buying hedges, covered or uncovered call options, puts, straddles or other speculative trading devices permitted. No manager may invest in international securities, inflation linked treasuries, real estate, private equities, or securities of Kaman Corporation without authorization from the corporation. In addition, with the exception of U.S. Government securities, managers' holdings in the securities of any issuer, at the time of purchase, may not exceed 7.5% of the total market value of that manager's account.

     Investment manager performance is evaluated over various time periods in relation to peers and the following indexes: Domestic Equity Investments, S&P 500; International Equity Investments, Morgan Stanley EAFE; Fixed Income Investments, Lehman Brothers' Aggregate.

     The corporation does not expect to make a contribution to the pension plan in 2004.

     The corporation also maintains a defined contribution plan which has been adopted by certain of its U.S. subsidiaries. All employees of adopting employers who meet the eligibility requirements of the plan may participate. Employer matching contributions are currently made to the plan with respect to a percentage of each participant's pre-tax contribution. For each dollar that a participant contributes, up to 5% of compensation, participating subsidiaries make employer contributions of fifty cents ($.50). Employer contributions to the plan totaled $2,900, $3,019 and $3,438 in 2003, 2002 and 2001, respectively.

     Certain U.S. subsidiaries acquired in 2002 and 2001 maintain their own defined contribution plans for their eligible employees. Employer matching contributions are made on a discretionary basis.

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

December 31                                     2003         2002
------------------------------------------------------------------
Supplemental employees'
 retirement plan                           $  15,199    $  13,680
Deferred compensation                          8,395        8,288
Other                                          4,355        4,399
------------------------------------------------------------------
     Total                                 $  27,949    $  26,367
==================================================================

COMMITMENTS AND CONTINGENCIES

Rent commitments under various leases for office space, warehouses, land and buildings expire at varying dates from January 2004 to December 2013. Certain annual rentals are subject to renegotiation, with certain leases renewable for varying periods. Lease periods for machinery and equipment vary from 1 to 5 years.

     Substantially all real estate taxes, insurance and maintenance expenses are obligations of the corporation. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


     The following future minimum rental payments are required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2003:

---------------------------------------------
2004                                $ 12,978
2005                                   6,477
2006                                   3,793
2007                                   2,420
2008                                     958
Thereafter                             2,538
---------------------------------------------
Total                               $ 29,164
=============================================

     Lease expense for all operating leases, including leases with terms of less than one year, amounted to $15,878, $15,172 and $15,113 for 2003, 2002 and 2001, respectively.

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

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


share - diluted calculation are options granted to employees that are anti-dilutive based on the average stock price for the year.

                                     2003        2002        2001
------------------------------------------------------------------
Earnings (loss)
  per share - basic
    Net earnings (loss)         $  19,405   $ (33,601)  $  11,714
==================================================================
    Weighted average shares
      outstanding (000)            22,561      22,408      22,364
==================================================================
    Earnings (loss)
      per share - basic         $     .86   $   (1.50)  $     .52
==================================================================
Earnings (loss)
  per share - diluted
    Net earnings (loss)         $  19,405   $ (33,601)  $   11,714
    Plus:
      After-tax interest
         savings on  convertible
         debentures                   806         918        1,093
------------------------------------------------------------------
  Net earnings (loss)
    assuming conversion         $  20,211   $ (32,683)  $   12,807
==================================================================
  Weighted average shares
    outstanding (000)              22,561      22,408       22,364
  Plus shares issuable on:
    Conversion of  6% convertible
      debentures                      938           -        1,080
    Exercise of dilutive options       43           -          205
------------------------------------------------------------------
  Weighted average  shares
    outstanding  assuming
    conversion (000)               23,542      22,408       23,649
==================================================================
    Earnings (loss)
      per share - diluted (1)   $     .86   $   (1.50)  $      .52
==================================================================

(1) The calculated diluted earnings (loss) per share amounts for 2002 and 2001 are anti-dilutive, therefore, amounts shown are equal to the basic earnings (loss) per share calculation.

                             Page 59

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


    Additional potentially diluted average shares outstanding of 1,145,000 from the conversion of the debentures and the exercise of dilutive stock options for the twelve months ended December 31, 2002 have been excluded from the average diluted shares outstanding due to the loss from operations in that year.

STOCK PLANS

EMPLOYEES STOCK PURCHASE PLAN - The Kaman Corporation Employees Stock Purchase Plan allows employees to purchase Class A common stock of the corporation, through payroll deductions, at 85% of the market value of shares at the time of purchase. The plan provides for the grant of rights to employees to purchase a maximum of 1,500,000 shares of Class A common stock. There are no charges or credits to income in connection with the plan. During 2003, 129,787 shares were issued to employees at prices ranging from $8.02 to $11.90 per share. During 2002, 115,316 shares were issued to employees at prices ranging from $8.59 to $15.33 per share. During 2001, 106,921 shares were issued to employees at prices ranging from $10.41 to $15.21 per share. At December 31, 2003, there were approximately 735,500 shares available for offering under the plan.

STOCK INCENTIVE PLAN - Effective November 1, 2003, the corporation's Board of Directors adopted the 2003 Stock Incentive Plan (the "2003 Plan"). The 2003 Plan is subject to approval by the shareholders entitled to vote thereon at the 2004 annual meeting of shareholders. In general, the 2003 Plan provides for the issuance of 2,000,000 shares of Class A common stock and includes a continuation and extension of the stock incentive program embodied in the 1993 Stock Incentive Plan (the "1993 Plan"), which expired on October 31, 2003. As with the 1993 Plan, the 2003 Plan provides for the grant of non-statutory stock options, incentive stock options, restricted stock awards and stock appreciation rights primarily to officers and other key employees. The 2003 Plan adds a long-term incentive award feature under which senior executives specifically designated for participation are given the opportunity to receive award payments in a combination of cash and stock at the end of a three-year performance cycle. For the performance cycle, the corporation's financial results are compared to the Russell 2000 indices using the following specific measures: average return on total capital, earnings per share growth and total return to shareholders. Award

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


payments under this long-term incentive feature are not made unless the corporation's performance is at least in the 50th percentile of the designated indices. In addition, the 2003 Plan contains provisions intended to qualify the plan under Section 162(m) of the Internal Revenue Code of 1986, as amended. At December 31, 2003, there were 2,000,000 shares available for the granting of stock options, subject to approval by the shareholders entitled to vote thereon at the 2004 annual meeting of shareholders.

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

     Restricted stock awards were made for 53,500 shares at prices ranging from $9.90 to $9.91 per share in 2003, 56,000 shares at prices ranging from $14.50 to $17.74 per share in 2002 and 100,000 shares at prices ranging from $15.63 to $16.31 per share in 2001. At December 31, 2003, there were 176,200 shares remaining subject to restrictions pursuant to these awards.

     Stock appreciation rights were issued for 314,300 shares at $9.90 per share in 2003, 136,000 shares at $14.50 per share in 2002 and 205,000 shares at prices ranging from $16.28 to $16.31 per share in 2001, to be settled only for cash. The corporation recorded expense for stock appreciation rights of $585 in 2003, income of $440 in 2002 and expense of $575 in 2001 due to fluctuations in the market price of the shares.

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


Stock option activity is as follows:

                                                        Weighted-
                                                        average
                                                        exercise
Stock options outstanding:              Options         price
------------------------------------------------------------------
Balance at January 1, 2001              1,069,980          12.59
  Options granted                         335,000          16.27
  Options exercised                       (89,560)          9.96
  Options cancelled                       (56,290)         13.57
------------------------------------------------------------------
Balance at December 31, 2001            1,259,130          13.71
  Options granted                         211,500          14.50
  Options exercised                      (172,010)         11.60
  Options cancelled                       (79,820)         14.76
------------------------------------------------------------------
Balance at December 31, 2002            1,218,800          14.08
  Options granted                         171,500           9.90
  Options exercised                       (31,310)          9.65
  Options cancelled                       (83,320)         13.47
------------------------------------------------------------------
Balance at December 31, 2003            1,275,670          13.67
==================================================================
Weighted average contractual life
  remaining at December 31, 2003                        6.3 years
==================================================================
Range of exercise prices for options    $    9.50-      $  13.26-
  outstanding at December 31, 2003      $   13.25       $  17.00
-----------------------------------------------------------------
Options outstanding                       470,340        805,330
Options exercisable                       245,480        434,690
Weighted average contractual
  remaining life of options
  outstanding                           5.9 years       6.5 years
Weighted average exercise price:
  Options outstanding                   $   10.68       $   15.41
  Options exercisable                   $   11.29       $   15.51
==================================================================

     As of December 31, 2002 and 2001, there were 553,870 and
577,450 options exercisable, respectively.

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


SEGMENT INFORMATION

The corporation reports results in three business segments-
Aerospace, Industrial Distribution and Music.

     The Aerospace segment produces aircraft structures and components for military and commercial aircraft, including specialized aircraft bearings, manufactures and supports the SH-2G Super Seasprite naval helicopter and the K-MAX medium-to-heavy lift helicopter, and provides various advanced technology products serving critical specialized markets including missile and bomb fuzing. During the second quarter of 2002, the segment recorded a pre-tax charge of $85,969 to cover the write-down of K-MAX helicopter assets, principally inventories; for cost growth associated with the Australian SH-2G(A) helicopter program; and to phase out operations at the company's Moosup, Connecticut plant by the end of 2003. During 2001, the segment recorded a sales and pre-tax profit adjustment of $31,181, substantially all of which is associated with a change in estimated cost to complete the SH-2G(A) helicopter program for Australia. As a result of the 2002 and 2001 Australian SH-2G(A) program adjustments, the contract is now in a loss position.

     The Industrial Distribution segment is the nation's third largest distributor of power transmission, motion control, material handling and electrical components and a wide range of bearings. Products and value-added services are offered to a customer base of more than 50,000 companies representing a highly diversified cross-section of North American industry.

     The Music segment is the largest independent distributor of musical instruments and accessories, offering more than 15,000 products for amateurs and professionals. Proprietary products include Ovation (registered trademark), Takamine (registered trademark), and Hamer (registered trademark) guitars, Latin Percussion (registered trademark) and Toca (registered trademark) instruments, Gibraltar (registered trademark) percussion hardware and Gretsch (registered trademark) professional drum sets.

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


Summarized financial information by business segment is as follows:

                                     2003        2002        2001
------------------------------------------------------------------
Net sales:
  Aerospace                     $ 251,161   $ 275,942   $ 301,580
  Industrial Distribution         497,895     477,156     453,718
  Music                           145,443     127,678     120,571
------------------------------------------------------------------
                                $ 894,499   $ 880,776   $ 875,869
==================================================================
Operating profit (loss):
  Aerospace                     $  14,848   $ (55,208)  $   6,542
  Industrial Distribution          12,672      12,344      13,217
  Music                             9,510       7,157       6,580
------------------------------------------------------------------
                                   37,030     (35,707)     26,339
Interest, corporate and
  other expense, net               (5,200)    (15,219)    (10,675)
------------------------------------------------------------------
Earnings (loss) before
  income taxes                  $  31,830   $ (50,926)  $  15,664
==================================================================
Identifiable assets:
  Aerospace                     $ 294,345   $ 308,275   $ 302,076
  Industrial Distribution         150,115     144,585     134,974
  Music                            65,704      68,448      45,783
  Corporate                        18,147      14,232      39,113
------------------------------------------------------------------
                                $ 528,311   $ 535,540   $ 521,946
==================================================================

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


                                     2003        2002        2001
------------------------------------------------------------------
Capital expenditures:
  Aerospace                     $   7,321   $   5,255   $   5,107
  Industrial Distribution           1,079       1,494       1,501
  Music                               522         515       1,018
  Corporate                           147         337         407
------------------------------------------------------------------
                                $   9,069   $   7,601   $   8,033
==================================================================
Depreciation and amortization:
  Aerospace                     $   6,138   $   6,773   $   6,175
  Industrial Distribution           1,989       2,457       2,742
  Music                             1,143       1,278       1,430
  Corporate                           749       1,112       1,094
------------------------------------------------------------------
                                $  10,019   $  11,620   $  11,441
==================================================================

                                     2003        2002        2001
------------------------------------------------------------------
Geographic information - sales:
  United States                 $ 760,444   $ 758,240   $ 726,756
  Australia/New Zealand            52,453      64,071     100,121
  Canada                           31,469      28,049      27,162
  Europe                           27,400      14,933      12,319
  Mexico                           13,652       8,046       1,484
  Japan                             4,774       4,492       6,154
  Other                             4,307       2,945       1,873
------------------------------------------------------------------
                                $ 894,499   $ 880,776   $ 875,869
==================================================================

     Operating profit is total revenues less cost of sales and selling, general and administrative expense other than general corporate expense. The "Interest, corporate and other expense, net" includes a pre-tax gain of $17,415 related to the sale of the EDC operation in 2003, $1,928 related to the sale of the microwave product line in 2002 and a pre-tax gain of $2,679 related to the sale of two buildings in 2001.

Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Kaman Corporation and Subsidiaries
(In thousands except share and per share amounts)


     Identifiable assets are year-end assets at their respective net carrying value segregated as to segment and corporate use. The reductions in corporate assets in 2002 are principally due to the use of cash and cash equivalents in that year.

     Net sales by the Aerospace segment made under contracts with U.S. Government agencies (including sales to foreign governments through foreign military sales contracts with U.S. Government agencies) account for $91,618 in 2003, $102,241 in 2002 and $81,106 in 2001.

     Sales made by the Aerospace segment under a contract with one customer were $46,322, $52,029 and $76,865 in 2003, 2002 and 2001, respectively.

REPORT OF INDEPENDENT AUDITORS
Kaman Corporation and Subsidiaries





KPMG LLP
Certified Public Accountants
One Financial Plaza
Hartford, Connecticut 06103


The Board of Directors and Shareholders
Kaman Corporation

We have audited the accompanying consolidated balance sheets of Kaman Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kaman Corporation and subsidiaries at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

February 6, 2004