Form 10-K, Exhibit 13
period 2004-12-31
KAMAN CORP
filed 2005-03-16
CIK 54381

Exhibit 13

FIVE—YEAR SELECTED FINANCIAL DATA
KAMAN CORPORATION AND SUBSIDIARIES
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS, SHAREHOLDERS AND EMPLOYEES)

	2004[1]	2003[2,3]	2002[2,3]	2001[3]	2000
OPERATIONS
Net sales	$995,192	$894,499	$880,776	$875,869[5]	$1,031,234
Cost of sales	770,285	671,591	723,176[4]	673,004	773,562
Selling, general and administrative expense	239,368	206,416	199,520	189,530	203,021
Net gain on sale of product lines and other assets	(199)	(18,163)	(2,299)	(2,637)	—
Restructuring costs	—	—	8,290	—	(1,680)
Other operating income	(1,731)	(1,448)	(1,302)	(1,076)	(1,092)
Operating income (loss)	(12,531)	36,103	(46,609)	17,048	57,423
Interest expense (income), net	3,580	3,008	2,486	623	(1,660)
Other expense, net	1,053	1,265	1,831	761	1,363
Earnings (loss) before income taxes	(17,164)	31,830	(50,926)	15,664	57,720
Income tax benefit (expense)	5,342	(12,425)	17,325	(3,950)	(20,800)
Net earnings (loss)	(11,822)	19,405	(33,601)	11,714	36,920
FINANCIAL POSITION
Current assets	$450,335	$418,851	$414,245	$442,651	$482,000
Current liabilities	226,105	160,555	157,094	141,260	173,342
Working capital	224,230	258,296	257,151	301,391	308,658
Property, plant and equipment, net	48,958	51,049	61,635	60,769	63,705
Total assets	562,331	528,311	535,540	521,946	553,830
Long-term debt	18,522	36,624	60,132	23,226	24,886
Shareholders’ equity	284,170	303,183	291,947	333,581	332,046
PER SHARE AMOUNTS
Net earnings (loss) per share - basic	$(.52)	$.86	$(1.50)	$.52	$1.61
Net earnings (loss) per share - diluted	(.52)	.86	(1.50)	.52	1.57
Dividends declared	.44	.44	.44	.44	.44
Shareholders’ equity	12.48	13.40	13.00	14.97	14.92
Market price range	15.49	14.91	18.81	19.50	17.75
	10.71	9.40	9.42	10.90	8.77
AVERAGE SHARES OUTSTANDING
Basic	22,700	22,561	22,408	22,364	22,936
Diluted	22,700	23,542	22,408	23,649	24,168
GENERAL STATISTICS
Registered shareholders	5,192	5,509	5,634	5,869	6,136
Employees	3,581	3,499	3,615	3,780	3,825

1:	The 2004 results net of non-cash adjustments, of approximately $41,600 for certain programs with MD Helicopters, Inc., Royal Australian Navy, Boeing Harbour Pointe and the University of Arizona, are further described in the Accrued Contract Losses and Accounts Receivable, Net Note in the Financial Statements.

2:	The corporation sold its Electromagnetics Development Center during first quarter 2003 and its microwave product lines during second quarter 2002 as further described in the Divestitures Note in the Financial Statements.

3:	Includes the activity of certain significant entities from date of acquisition as further described in the Acquisitions Note in the Financial Statements including: Industrial Supplies, Inc-2003; Latin Percussion, Inc., RWG Frankenjura-Industrie Flugwerklager GmbH, Dayron, equity interest in Delamac de Mexico S.A. de C.V.-2002; Plastic Fabricating Company, Inc. and A-C Supply, Inc.-2001.

4:	Costs of sales for 2002 includes the write-off of K-MAX inventories and fixed assets and Moosup facility assets of $50,000 and $2,679, respectively and $18,495 of accrued contract loss for the Australia SH-2G(A) helicopter program, all of which are associated with the Aerospace segment.

5:	Results for 2001 were adversely impacted by a second quarter sales and pre-tax earnings adjustment of $31,181 attributable to the Aerospace segment and the Australia SH-2G(A) helicopter program.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
KAMAN CORPORATION AND SUBSIDIARIES

Results of Operations

OVERVIEW
Kaman Corporation is composed of three business segments: Aerospace, Industrial Distribution, and Music.

During 2004, the Aerospace segment’s programs were conducted through three principal businesses, consisting of Aircraft Structures and Components, Advanced Technology Products, and Helicopter Programs.

The Aircraft Structures and Components business involves commercial and military aircraft programs, including proprietary aircraft bearings, the production of aircraft subassemblies and other parts for commercial airliners as well as the C-17 military transport, and helicopter subcontract work. For the year 2004, this business constituted about 46 percent of Aerospace segment sales, compared to about 48 percent in 2003. Sales for this business in 2004 were adversely affected by an $18.2 million negative sales adjustment associated with a non-cash sales and pre-tax earnings charge recorded in connection with the MD Helicopters, Inc. (“MDHI”) program, which is discussed below.

The Advanced Technology Products business manufactures products for military and commercial markets, including safe, arm and fuzing devices for a number of major missile and bomb programs; and precision measuring systems, mass memory systems and electro-optic systems. For the year 2004, this business constituted approximately 25 percent of segment sales compared to about 22 percent in 2003.

Helicopter Programs include the SH-2G Super Seasprite multi-mission maritime helicopter and the K-MAX medium-to-heavy external lift helicopter along with spare parts and support. For the year 2004, this business constituted about 29 percent of segment sales compared to about 30 percent in 2003.

The Industrial Distribution segment is the third largest North American industrial distributor servicing the bearings, electrical/mechanical power transmission, fluid power, motion control and materials handling markets. This segment offers more than 1.5 million items as well as value-added services to a base of more than 50,000 customers spanning nearly every sector of industry from its geographically broad-based footprint of nearly 200 locations in the United States, Canada, and Mexico.

The Music segment is the largest independent distributor of musical instruments and accessories in the United States, offering more than 15,000 products for amateurs and professionals. While the vast majority of segment sales are to North American customers, the segment has been building its presence in European, Asian and Australian markets as well.

For the year ended December 31, 2004, the corporation’s Industrial Distribution and Music segments and the Kamatics subsidiary within the Aerospace segment each reported record sales. Record earnings for the year were also recorded in the Music segment and at Kamatics. This positive performance was overshadowed by actions taken in the Aerospace segment during the year that resulted in an overall net loss of $11.8 million, or $0.52 loss per share diluted, for the year. Results for 2004 include $41.6 million of adjustments, $10.8 million of which were taken in the fourth quarter to address issues related to Aerospace segment programs and contracts. Aerospace segment performance for 2004 reflects difficulties experienced in various operations, including principally the MDHI program, the Australia SH-2G(A) program, the Boeing Harbour Pointe program, the Electro-Optics Development Center (“EODC”) contract dispute with the University of Arizona, and two product warranty-related issues at the Dayron operation. In each case, necessary actions have been taken, or are in the process of being taken, to resolve the issues. Early in the year, a reconfiguration of the segment’s management structure was undertaken to better focus management activities on the segment’s differing operations by developing separate operating divisions within the Aerospace subsidiary.

For 2003, the corporation experienced net earnings of $19.4 million, or $0.86 per share diluted, including an after-tax gain of $10.6 million, or $0.48 per share, from the sale that year of the corporation’s Electromagnetics Development Center business in the Aerospace segment.

For discussion of the operations of, and factors affecting, each of these business segments, please refer to the specific discussions below.

RESTATEMENT OF QUARTERLY EARNINGS
In conjunction with the year end financial reporting process, the corporation has restated its statement of operations beginning with the first quarter of 2004 to correct its accounting by recording a cumulative catch-up pre-tax adjustment of approximately $0.7 million in rent expense and related deferred rent liability pertaining to lease accounting as well as a negative sales adjustment of $0.5 million for the University of Arizona contract in the Aerospace segment. The adjustment of $0.7 million modifies the corporation’s historical accounting for rent holidays, escalating rent and tenant allowances to amortize such items on a straight line basis over the term of the lease arrangement, specifically when the corporation takes possession of the leased space, in accordance with Statement of Financial Accounting Standards No. 13 and FASB Technical Bulletin No. 85-3. The corporation historically had accounted for such escalating rent and rent holidays as rental payments became due. In addition, in accordance with FASB Technical Bulletin No. 88-1 “Issues Relating to Accounting for Leases” the adjustment establishes a related deferred liability for tenant allowances for a small number of leases. The corporation has and will continue to present such allowances as a component of cash flow from operating activities on the consolidated statement of cash flows. The adjustment has been included in income from continuing operations. The adjustment of $0.5 million was made to reverse net sales recorded in excess of costs incurred on the claim element of the University of Arizona contract as further described in the Accounts Receivable, Net and Commitments and Contingencies notes. The corporation further recorded net pre-tax adjustments of $1.0 million as a reduction to selling, general and administrative expenses. The net adjustments relate to prior periods and consist of recognition of $0.8 million of adjustments related to group insurance, $0.4 million to reverse a product liability reserve established by the Industrial Distribution segment and other offsetting adjustments primarily related to establishing a reserve for sales allowances in the Music segment of $0.3 million. Additional adjustments of which the majority relates to the lease accounting and University of Arizona contract were recorded during the second and third quarters of 2004 as presented in the Selected Quarterly Financial Data.  The impact of the above items was immaterial to prior year financial statements.

TABULAR PRESENTATION OF FINANCIAL RESULTS
The following table summarizes certain financial results of the corporation and its business segments for calendar years 2004, 2003, and 2002:

SEGMENT INFORMATION (IN MILLIONS)
Year Ended December 31,	2004	2003	2002
Net sales:
Aerospace	$252.4	$251.2	$275.9
Industrial Distribution	581.8	497.9	477.2
Music	161.0	145.4	127.7
	$995.2	$894.5	$880.8
Operating income (loss):
Aerospace	$(14.3)	$14.8	$(55.2)
Industrial Distribution	19.3	12.7	12.3
Music	11.1	9.5	7.2
Net gain on sale of product lines and other assets	.2	18.2	2.3
Corporate expense	(28.8)	(19.1)	(13.2)
Operating income (loss)	(12.5)	36.1	(46.6)
Interest expense, net	(3.6)	(3.0)	(2.5)
Other expense, net	(1.1)	(1.3)	(1.8)
Earnings (loss) before income taxes	(17.2)	31.8	(50.9)
Income tax benefit (expense)	5.4	(12.4)	17.3
Net earnings (loss)	$(11.8)	$19.4	$(33.6)

DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS — CONSOLIDATED
The corporation’s consolidated net sales were up 11.3 percent for 2004 compared to 2003 due to increased sales in the Industrial Distribution and Music segments and the Kamatics subsidiary in the Aerospace segment. For the Industrial Distribution segment, the increase reflects the combined effects of an improved industrial economic environment, a full year of the benefit from the fourth quarter 2003 acquisition of Industrial Supplies, Inc. (“ISI”), and market share gains. For the Music segment, the increase reflects a good holiday season and demand for the segment’s lines of branded musical instruments and accessories. At Kamatics, the increase reflects improving conditions in commercial and military aviation markets.

Consolidated net sales for 2003 increased compared to 2002 due to increased sales in the Industrial Distribution and Music segments. For 2003, the increase in Music was primarily derived from the acquisition of Latin Percussion, Inc. Sales and operating profits for 2003 were adversely affected, however, by performance in the Aerospace segment.

Results for 2002 included pre-tax charges of $86.0 million (of which $52.7 million was non-cash) taken in that year to cover the write down of K-MAX helicopter assets, principally inventories; for cost growth associated with the Australian SH-2G(A) helicopter program; and to phase out operations at the corporation’s Moosup, Conn. plant, all items in the Aerospace segment. Net sales for 2002 included $61.7 million from acquisitions made during 2002 and 2001, and $16.2 million from two divested Aerospace segment business lines. Net sales for 2002 were also reduced by $6.5 million as a result of the adjustment for the Australia helicopter program. Results for 2002 were also adversely affected by weak economic conditions in the commercial aviation and industrial markets served by the Aerospace and Industrial Distribution segments.

DISCUSSION AND ANALYSIS OF NET SALES BY BUSINESS SEGMENT

AEROSPACE SEGMENT
Aerospace segment net sales were basically level for 2004 compared to 2003, while 2003 net sales decreased 9.0 percent and 2002 sales decreased 8.5 percent compared to each of their immediately preceding years. A variety of factors contributed to the continued weakness in 2004, including principally, lack of new helicopter orders, the $18.2 million negative sales adjustment associated with the elimination of the corporation’s investment in the MDHI program in the third quarter, lack of sufficient work at the Jacksonville facility (to which Moosup, Conn. aircraft structures and components manufacturing operations were moved in 2003) and the delay experienced in achieving final qualification for the joint programmable fuze program. Results for 2003 were adversely affected by a variety of factors, including the weak market for commercial airliners, which had caused order stretch-outs and a lower volume of deliveries than anticipated for certain Boeing programs, a lack of new helicopter orders, and the stop-work mode of the MDHI program. The decrease in 2002 was due to the charges described above, declining revenues from both the New Zealand SH-2G(NZ) program (which was completed in early 2003) and the Australia SH-2G(A) program, and a lack of new helicopter sales.

As mentioned above, corporate senior management undertook a realignment of existing Aerospace subsidiary operations in 2004, creating three new operating divisions within that subsidiary. The purpose of the realignment was to address differences among the segment’s various businesses and the changing markets they serve with the expectation that each division will be in a position to effectively control expenses for the services and functions that they require and achieve optimal customer service. The three new operating divisions are: Aerostructures, responsible for the Aerospace subsidiary’s Jacksonville facility and the PlasticFab operation in Wichita; Fuzing, responsible for the Aerospace subsidiary’s Middletown, Conn. facility and Dayron Orlando operations; and Helicopters, responsible for the Aerospace subsidiary’s Bloomfield, Conn. operation. These divisions, together with Kamatics (including RWG Frankenjura-Industrie Flugwerklager GmbH, the corporation’s German aircraft bearing manufacturer) constitute the four principal operating elements of the Aerospace segment. For the year 2004, results for the segment have been reported in the traditional format. Beginning with results for the first quarter of 2005, the corporation will separately report sales and discuss business developments for each of the Aerospace subsidiary’s divisions and Kamatics.

Aircraft Structures and Components - Aircraft Structures and Components business involves commercial and military aircraft programs, including proprietary aircraft bearings produced and sold by Kamatics, the production of aircraft subassemblies and other parts for commercial airliners as well as the C-17 military transport, and helicopter subcontract work. Operations are generally conducted at the Jacksonville and Wichita facilities, and at Kamatics located in Bloomfield. Sales for 2004 were $116.6 million, net of the $18.2 million negative sales adjustment associated with the MDHI program, compared to sales of $121.2 million in 2003.

Since the move from Moosup to the expanded Jacksonville aircraft subassemblies and parts facility was completed in 2003, sales volume at Jacksonville has not been sufficient to achieve profitability at that location. Improving performance metrics and reestablishing levels of customer satisfaction continue to be a focus at the Jacksonville facility and management believes that progress was made during 2004. For example, during 2004, Sikorsky Aircraft Corporation awarded the corporation a multi-year contract with an initial two-year value of $27.7 million under which the corporation will manufacture the pilot cockpit for four models of the Sikorsky BLACK HAWK helicopter. The initial work covers approximately 84 units and includes installation of all wiring harnesses, hydraulic assemblies, control pedals and sticks, seat tracks, pneumatic lines, and the composite structure that holds the windscreen. The contract includes follow-on options that, if fully exercised, would include the fabrication of approximately 349 units, and bring the total potential value of the contract to approximately $100.0 million over five years.

In January 2005, the U.S. government selected an international team that includes Lockheed Martin, Bell Helicopter, and AgustaWestland to provide the next “Marine One” presidential helicopter. As a member of the winning team, the corporation anticipates that it will have the opportunity to share in the work being sourced into the United States.

As previously reported, the corporation has multi-year contracts with MDHI for production of fuselages for the MDHI 500 and 600 series helicopters and composite rotor blades for the MD Explorer helicopter. The corporation stopped work on the program in 2003 due to payment issues with this customer. It had been the corporation’s expectation that MDHI would be successful in executing its strategy to improve its then current financial and operational circumstances, however, in the third quarter of 2004 MDHI management indicated that it had not thus far been able to resolve the situation. As a result, the corporation recorded a sales and non-cash pre-tax earnings charge of $20.1 million, consisting of an $18.2 million negative sales adjustment and a $1.9 million addition to the corporation’s bad debt reserve, to eliminate its investment in the program. The charge is not expected to result in any future cash expenditures. The corporation intends to maintain a business relationship with MDHI should it be successful in improving its financial and operational situation.

Also, as previously reported, the corporation’s Boeing Harbour Pointe contract, relating to parts and subassemblies for various Boeing aircraft, has generated a lower than expected order flow and an unprofitable mix of work. As a result of the corporation’s determination in the second quarter of 2004 that future demand for these parts, many of which are associated with programs that Boeing is either cutting back or eliminating, would be lower than previously anticipated, it recorded a $7.1 million non-cash adjustment, consisting of an estimated accrued contract loss of $4.3 million and a valuation adjustment of $2.8 million associated with portions of the program inventory.

Kamatics manufactures proprietary self-lubricating bearings used in aircraft flight controls, turbine engines and landing gear and produces driveline couplings for helicopters. Market conditions improved during 2004 and the company experienced increased order activity from Boeing, Airbus and other customers in both the commercial and military sectors. The company also increased production levels to manage an increasing backlog during the year. Kamatics parts are currently in use in almost all military and commercial aircraft in production.

Advanced Technology Products - This business involves manufacture of products for military and commercial markets, including safe, arm and fuzing devices for a number of major missile and bomb programs, and precision measuring systems, mass memory systems and electro-optic systems. Principal operations are conducted at the Middletown, Conn. and Dayron Orlando facilities. Sales for 2004 were $63.0 million, compared to $54.0 million in 2003. In conjunction with the realignment of the Aerospace segment during the year, management has been working to identify and correct certain internal operational issues that have adversely affected the Dayron Orlando facility.

A $3.5 million charge was recorded in the fourth quarter of 2004 to provide for two product warranty-related issues. The first involves a supplier’s recall of a switch embedded in certain of Dayron’s bomb fuzes. The other involves bomb fuzes manufactured according to procedures in place at the time that Dayron was acquired by the corporation (July 2002) that have been found to contain an incorrect part. Management is working with its customers and other parties to resolve these issues appropriately.

Dayron has a contract with the U.S. Air Force for production of the advanced FMU-152A/B joint programmable fuze (“JPF”). This contract, which was the principal motivation for the acquisition of Dayron, achieved final qualification in the second quarter of 2004, about a year later than originally anticipated. The JPF contract has a value of $13.6 million covering low rate initial production and production of Lot 1 that extends through 2005 and includes options for eight additional years of production, which, if fully exercised, would bring the total potential value of the contract to $168.7 million. In the past few months, the Air Force has released production for Lot 2 (including some additional production) for $11.4 million. These releases under the contract plus development and engineering activity along with special tool and test equipment, bring the total to approximately $36.4 million to date. During the fourth quarter, work continued on materials flow and manpower ramp-up to meet production requirements. Now that final qualification has been achieved, the fuze is ready to market to allied militaries.

Since 2001, the EODC portion of this business (located in Tucson, Ariz.) had been teamed with the University of Arizona (“University”) to build a 6.5-meter aperture collimator that will be used for testing large optical systems in a vacuum environment. EODC had been working under a $12.8 million fixed-price contract to design and fabricate the structural, electrical, mechanical and software control systems for the collimator. EODC has experienced significant cost growth in its portion of the program which it believes is a result of changes in the scope of the project, and in April 2004 submitted a claim in the amount of $6.3 million to the University to recover these additional costs. Having been unable to satisfactorily resolve this matter, the company filed suit against the University on September 17, 2004 to recover these costs and stopped production on the program. The University has since filed a counterclaim and the litigation process is ongoing. Although additional efforts were made to resolve the matter out of court, it became clear during the fourth quarter that EODC is not likely to complete the project and therefore, a $3.5 million sales and pre-tax earnings adjustment was recorded in the fourth quarter to reflect the contract’s curtailed status.

Helicopter Programs - The segment’s helicopter products include the SH-2G Super Seasprite multi-mission maritime helicopter and the K-MAX medium-to-heavy external lift helicopter along with spare parts and support. Operations are conducted at the Bloomfield, Conn. facility. Sales for 2004 were $72.8 million, compared to $76.0 million in 2003. The vast majority of these sales were attributable to the SH-2G helicopter.

SH-2G programs have generally consisted of retrofit of the corporation’s SH-2F helicopters to the SH-2G configuration or refurbishment of existing SH-2G helicopters, however no retrofit orders have been awarded since 1997. The SH-2, including its F and G configurations, was originally manufactured for the U.S. Navy. The SH-2G aircraft is currently in service with the Egyptian Air Force and the New Zealand and Polish navies.

Work continues on the SH-2G(A) program for Australia which involves eleven helicopters with support, including a support services facility, for the Royal Australian Navy (“RAN”). The total contract has a current anticipated value of about $738 million. The helicopter production portion of the program is valued at approximately $605 million, essentially all of which has been recorded as sales through December 31, 2004. This contract has been in a loss position since 2002, due to increases in anticipated costs to complete the program. The in-service support center portion of the program has a current anticipated value of about $133 million of which about 31 percent has been recorded as sales through December 31, 2004.

Production of the eleven SH-2G(A) aircraft for the program is essentially complete. The aircraft lack the full Integrated Tactical Avionics System (“ITAS”) software and progress is continuing on this element of the program. The Australian government provisionally accepted three additional helicopters during the fourth quarter of 2004, bringing the number of aircraft now provisionally accepted to eight. The corporation currently expects to deliver the first fully operational aircraft by mid-year 2005, to be followed by the final acceptance process for all eleven aircraft. Due to the complexity of the software integration process and test results that indicate additional work to be done, the corporation added $5.5 million to its accrued contract loss during the year, $3.8 million of which was added in the fourth quarter, to reflect the current estimate of costs to complete the program.

The corporation maintains a consignment of the U.S. Navy’s inventory of SH-2 spare parts under a multi-year agreement that provides the corporation the ability to utilize certain inventory for support of its SH-2G programs.

The corporation continues to market the SH-2G helicopter on an international basis, however this market is highly competitive and heavily influenced by economic and political conditions.

The corporation continues to support K-MAX helicopters that are operating with customers, numbering less than thirty. At December 31, 2004, K-MAX inventories included approximately $20.1 million in K-MAX spare parts and $9.8 million in aircraft owned by the corporation. As previously reported, the corporation wrote down the value of existing aircraft, excess spare parts, and equipment inventories in 2002, following a market evaluation of the K-MAX helicopter program, which had experienced several years of market difficulties.

INDUSTRIAL DISTRIBUTION SEGMENT
Industrial Distribution segment net sales increased 16.9 percent for 2004, 4.3 percent for 2003 and 5.2 percent for 2002. Sales generated by ISI, which was acquired early in the fourth quarter of 2003, contributed $28.3 million in 2004 and $6.5 million in 2003. Net sales for 2002 included $38.0 million from acquisitions made during 2002 and 2001. The increase for 2004 also reflects an improved industrial economic environment and market share gains.

This segment is the third largest North American industrial distributor servicing the bearings, electrical/mechanical power transmission, fluid power, motion control and materials handling markets. Products and value-added services are offered to a customer base of more than 50,000 companies representing a highly diversified cross section of North American industry. Because of its diversified customer base, segment performance tends to track the U.S. Industrial Production Index and is affected to a large extent by the overall business climate for its customer industries, including plant capacity utilization levels and the effect of pricing spikes and/or interruptions for basic commodities such as steel and oil. A weaker U.S. dollar is currently stimulating customers’ export sales and the demand from China for raw materials continues to benefit the segment’s locations that participate in mining, steel and cement production markets.

Success in the segment’s markets requires a combination of competitive pricing (with pricing pressures more pronounced with respect to larger customers) and value-added services that save customers money while helping them become more efficient and productive. Management believes that this segment has the appropriate platforms, including technology, systems management and customer and supplier relationships to compete effectively in the evolving and highly fragmented industrial distribution industry. The segment’s size and scale of operations allow it to attract highly skilled personnel and realize internal operating efficiencies, and also to take advantage of vendor incentives in the form of rebates, which tend to favor the larger distributors. Management believes that the segment’s resources and product knowledge enable it to offer a comprehensive product line and invest in sophisticated inventory management and control systems while its position in the industry enhances its ability to rebound during economic recoveries and grow through acquisitions.

Over the past several years, large companies have increasingly centralized their purchasing, focusing on suppliers that can service all of their plant locations across a wide geographic area. To meet these requirements, the segment has expanded its geographic presence through the selective opening of new branches and acquisitions in key markets of the upper midwest, the south, and Mexico. The segment’s footprint of nearly 200 locations now covers 70 of the top 100 industrial markets in the United States. Management’s goal is to grow the Industrial Distribution segment by expanding into additional areas that enhance its ability to compete for large regional and national customer accounts. In the third quarter of 2004, the company acquired Brivsa de Mexico, a small distributor located in Monterrey, thus expanding the company’s ability to serve its national account customers with operations in this important Mexican industrial center.

During 2004, the segment implemented new national account business with Tyco International (US), Inc., Phelps Dodge, James Hardie and Quad Graphics. In addition, the segment was named a national distributor for IMI Norgren, Inc., providing an additional major line to sell through the segment’s entire U.S. network. In the fourth quarter of the year, Procter & Gamble, already a customer of the segment in the U.S., selected the segment as its bearings and power transmission supplier in Canada, complementing the segment’s U.S. business with this large national account customer. The segment opened a new location in Toronto to serve several national accounts while providing a platform for expansion in the area.

From 1997 to the present, a total of forty-three legal proceedings (relating to approximately eighty-five individuals) involving alleged asbestos-containing products have been instituted against the corporation, virtually all of which have involved this segment. In all proceedings, the corporation was one of many unrelated defendants. The proceedings involving this segment relate primarily to products allegedly supplied to the U.S. Navy by a company from which the segment acquired assets, more than twenty-five years ago. Management believes that it has good defenses to these claims. Nine of the proceedings were resolved with no payments being made. Six proceedings are outstanding at this time. The remainder of the proceedings have been settled for an aggregate amount that is immaterial, with contribution from insurance carriers (who address these matters on a case-by-case basis with no assurance of contribution in any potential future case). Because of the immaterial nature of these settlements in each instance and in the aggregate, no reserve has so far been required. At this time, management continues to believe that its overall exposure to liability in these matters is de minimis in nature.

MUSIC SEGMENT
Music segment net sales increased 10.7 percent in 2004, 13.9 percent in 2003 and 5.9 percent in 2002. Net sales for 2003 included $18.6 million generated by Latin Percussion, a leading distributor of hand percussion instruments that was acquired in October 2002, while net sales for 2002 included $3.7 million from Latin Percussion. There was good demand for the segment’s lines of branded musical instruments and accessories in 2004 and a reasonably good Christmas season for the retail sector. Sales for both the guitar and percussion lines were up for the year along with continued growth in sales to both large and small retailers with such products as Gretsch® drums and Sabian® cymbals. The Ovation LX series premier guitar was also introduced in 2004 and has received high acceptance ratings from players and positive reviews in the national music trade press.

The segment is the largest independent distributor of musical instruments and accessories in the United States, offering more than 15,000 products from several facilities in the United States and Canada to retailers of all sizes worldwide for professional and amateur musicians. The segment’s array of fretted instruments includes premier and proprietary products, such as the Ovation® and Hamer® guitars, and Takamine® guitars under an exclusive distribution agreement. The segment has also significantly extended its line of percussion products and accessories over the past few years, augmenting its CB, Toca® and Gibraltar® lines to include an exclusive distribution agreement with Gretsch drums and acquiring Latin Percussion and Genz Benz (an amplification equipment manufacturer).

While the vast majority of the segment’s sales are to North American customers, the segment has been building its presence in European, Asian and Australian markets as well. The business is affected by consumer sentiment as retailers gauge how aggressively to stock for the holiday selling season, and by actual consumer spending levels. It is also affected by changes in consumers’ musical tastes and interests. Consequently, a principal strategy of the segment over the past several years has been to add popular premier branded products that can be brought to market exclusively by the segment.

An important industry trend of the past several years has been consolidation in the retail market with the growth in the very large retail chains. The concentration of sales to these large customers is increasing and along with this is an increase in pricing pressures. Management believes that it has built upon its competitive advantages by creating and maintaining industry-leading distribution systems and the computerized business-to-business capabilities that large national retailers increasingly require, while continuing to support its traditional base of small retailers.

DISCUSSION AND ANALYSIS OF OPERATING PROFITS BY BUSINESS SEGMENT
Operating profit is a key indicator utilized by management in its evaluation of the performance of its business segments. Operating profits for the Industrial Distribution segment increased 52.6 percent in 2004 and 2.7 percent in 2003, and declined 6.6 percent in 2002. Operating profits for the Music segment increased 16.6 percent in 2004, 32.9 percent in 2003, and 8.8 percent in 2002. The Aerospace segment had operating losses of $14.3 million for 2004 and $55.2 million for 2002 and operating profits of $14.8 million for 2003.

Results for 2004 reflect the impact of good U.S. industrial production and consumer demand for the Industrial Distribution and Music segments and the charges taken in the Aerospace segment to address various program issues discussed earlier in this report.

Results for 2003 reflect the impact on the corporation’s businesses of weakness in the U.S. manufacturing sector and commercial aircraft markets and the increasingly competitive conditions resulting therefrom, in combination with the costs associated with the transition from the Aerospace segment’s Moosup facility to the Jacksonville facility and the stop-work status of the MDHI program. The 2002 results reflect difficult economic conditions in that year and include the second quarter pre-tax charge of $86.0 million described earlier.

AEROSPACE SEGMENT
For 2004, the Aerospace segment had an operating loss of $14.3 million, which includes $0.4 million in relocation and recertification costs related to closure of the Moosup plant, $3.3 million in idle facility and related costs, primarily associated with the absence of new helicopter orders at the Bloomfield facility, $41.6 million in adjustments involving various aspects of the segment’s Aircraft Structures and Components, Advanced Technology Products and Helicopter Programs work (as discussed above in the Discussion and Analysis of Net Sales by Business Segment), as well as $2.0 million in severance costs associated with management realignment in the Aerospace subsidiary. This compares to an operating profit of $14.8 million in 2003. Results for 2003 include the effect of $3.6 million in relocation and recertification costs related to the Moosup plant closure and $1.4 million in idle facilities and related costs. Costs associated with ongoing maintenance of the Moosup facility were previously accrued as part of the charge taken in 2002.

Kamatics was an important contributor to Aerospace segment operating results for the year 2004, partially offsetting the Aerospace subsidiary’s operating loss for the period. Since the expanded Jacksonville facility began operations in mid-2003, sales volume has not been sufficient to achieve profitability at that location, resulting in overhead and general and administrative expenditures being absorbed at higher rates by active programs and generally lower profitability or losses for these programs. Improving performance metrics and reestablishing levels of customer satisfaction continue to be a focus at the Jacksonville facility, and management believes that progress has been made in this area. New orders, particularly the Sikorsky award described above, are now coming on line and that should help with the overhead absorption and profitability issue. Management continues to believe that operating conditions at the Jacksonville facility will improve and that the move from Moosup to Jacksonville will ultimately provide a lower cost structure from which to compete.

Having achieved final qualification for the JPF fuze in 2004, the fuze is now ready to market to allied militaries and management expects program profitability to improve as deliveries to the U.S. military ramp up and be further enhanced once orders are received from allied militaries.

Results for the year 2003 reflect the impact of several items, including costs associated with the move from the Moosup facility to Jacksonville, the weak market for commercial airliners, the absence of new helicopter orders, and the stop-work mode of the MDHI program and included $3.6 million in ongoing relocation and recertification costs related to the move from Moosup to Jacksonville and $1.4 million in idle facilities and related costs, most of which relate to the Moosup facility. The result was lower sales volume, which in turn resulted in overhead and general and administrative expenses being absorbed at higher rates by active segment programs, and thus generally lower profitability or losses for these programs. Management directed the move from Moosup, the corporation’s oldest facility, to Jacksonville, a modern, expanded facility, in order to provide a lower cost base from which to compete in the aerostructures subcontract arena. This move was essentially completed in 2003. However, the transition generated additional costs associated with the phase-out of Moosup, production man-hour performance in Jacksonville, which had not achieved the levels that had existed on an overall basis in Moosup, and FAA and customer requirements to requalify manufacturing and quality processes in Jacksonville. These factors resulted in lower profitability or losses in certain aerostructures programs.

For the year 2002, the Aerospace segment had an operating loss of $55.2 million, primarily due to the previously described $86.0 million charge. Included in the second quarter 2002 pre-tax charge was $11.0 million for the cost of phasing out the corporation’s Moosup manufacturing plant. The charge represented severance costs of about $3.3 million at the Moosup and Bloomfield, Connecticut locations which were expected to involve the separation from service of approximately 400 employees, which severance liability was fully settled as of December 31, 2004; asset write-offs of about $2.7 million; and $5.0 million for the cost of closing the facility (including costs associated with an ongoing voluntary environmental remediation program).

Management is currently in discussions with the U.S. Naval Air Systems Command (“NAVAIR”) regarding the potential purchase of a portion of the Bloomfield campus that the Aerospace subsidiary currently leases from NAVAIR and has operated for several decades for the principal purpose of performing U.S. government contracts. Management believes that ownership of the facility, which is currently utilized for flight and ground test operations and limited parts manufacturing, can be helpful to its ongoing operations. As part of its decision-making process, the company is discussing with NAVAIR and General Services Administration the method that would be used to calculate the purchase price of the facility, which could possibly include the company undertaking some level of the environmental remediation that may be legally required in the event of a sale of the property. In applying the guidance of Statement of Financial Accounting Standards No. 5 “Accounting for Contingencies”, the corporation’s management has concluded that, while not probable, it is reasonably possible that the corporation may agree to undertake some level of environmental remediation, should the facility be sold to the corporation. Based on the discussions so far, however, it is not possible to determine the magnitude, if any, of such a potential undertaking. Therefore, no liability for environmental remediation at the facility has been recorded to date.

The corporation is also working with government and environmental authorities to prepare the closed Moosup facility for eventual sale.

INDUSTRIAL DISTRIBUTION SEGMENT
Segment operating profits for 2004 were $19.3 million compared to $12.7 million in 2003. These results reflect the combined effects of an improved industrial economic environment, a full year of benefit from the ISI acquisition, and market share gains. The operating profits increase also reflects the impact of cost control, process improvement, and the company’s “lean-thinking” practices that were implemented during the difficult economic times of the past few years. Vendor incentives in the form of rebates (i.e., vendors provide inventory purchase rebates to distributors at specified volume-purchasing levels) were about the same for 2004 and 2003, and while still important, represented a smaller percentage of 2004 operating profits because of the increase in business for the year. Operating profits for the fourth quarter of 2004 were somewhat lower because the segment’s stronger than expected results triggered increased accruals for a ramp-curved incentive program that rewards a wide range of branch managers and sales personnel for their achievements.

Results for 2003 and 2002 reflect the weak economic performance in the U.S. manufacturing sector that had existed since the latter part of 2000. Because the segment’s customers include a broad spectrum of U.S. industry, this business is directly affected by national macroeconomic variables such as the percentage of plant capacity utilization within the U.S. industrial base and the business tends to track the U.S. Industrial Production Index. Particularly in that type of environment, vendor incentives were a major contributor to the segment’s operating profits in both 2003 and 2002. In addition, cost controls and focus on working capital investment helped performance.

MUSIC SEGMENT
Music segment operating profits for 2004 were $11.1 million compared to $9.5 million a year ago. These results are attributable to increased sales and the competitive positioning of the segment’s brand name products. Music segment operating profits for 2003 and 2002 reflected continued consumer spending in the music retail market and the positive effects of the acquisition of Latin Percussion in late 2002.

NET EARNINGS AND CERTAIN EXPENSE ITEMS
For the 2004 year, the corporation reported a net loss of $11.8 million, or $0.52 net loss per share diluted, compared to net earnings of $19.4 million, or $0.86 earnings per share diluted, in 2003. The 2004 loss is primarily attributable to events in the Aerospace segment, including $41.6 million of adjustments for the year, $10.8 million of which were taken in the fourth quarter to address issues with certain of the segment’s programs and contracts. All of these actions have been discussed earlier in this report. Results for 2003 included an after-tax gain of $10.6 million or $0.48 per share from the sale of its Electromagnetics Development Center (“EDC”) in January 2003. For 2002, the corporation reported a net loss of $33.6 million, or $1.50 net loss per share diluted, including charges or adjustments previously described.

The corporation continued to pay quarterly dividends at the rate of $0.11 per share during 2004.

Selling, general and administrative expenses increased $33.0 million for the year 2004 compared to 2003. The Aerospace segment was responsible for approximately $8.1 million (or 24.5 percent of the total increase). During 2004, the corporation recorded various adjustments in order to address issues with certain of the segment’s programs and contracts of which a portion was charged to general and administrative expenses, specifically approximately $2.1 million to reserve for accounts receivable from MDHI and the University of Arizona. Additionally in conjunction with the segment’s realignment, severance costs of $2.0 million were incurred. Selling, general and administrative expenses increased $8.6 million (or 26.1 percent of the total increase) for the Industrial Distribution segment (excluding ISI) primarily related to the segment’s additional sales volume for 2004, which correlates to an increase in certain general and administrative expenses as well as commissions. With a full year of activity for the ISI acquisition, selling, general and administrative costs increased $4.0 million or 12.0 percent over prior year. The Music segment’s increase of $2.5 million (or 7.8 percent of the total increase) is also attributable to increased sales volume for the 2004 year. Corporate expense resulted in a $9.8 million (or 29.6 percent increase of the total increase) for 2004 compared to 2003. The significant increase in corporate selling, general and administrative costs relates to an increase in pension expense of $4.7 million primarily due to a decrease in the discount rate in 2004 compared to 2003. Additionally, the supplemental retirement plan expense increased $2.7 million due largely to the changes in the discount rate year over year and additional expense associated with vesting credit for additional years of service of one senior executive based upon the terms of his employment agreement. The corporation also recorded $2.9 million related to the long-term incentive program element of the corporation’s 2003 Stock Incentive Plan, and a $0.7 million increase in audit related services for new internal control reporting requirements, and $0.7 million of insurance expense for senior executive life insurance offset by a $1.6 million refund related to group insurance. The increase in corporate expenses was also offset by a $1.2 million reduction in consulting expense.

Selling, general and administrative expense for year 2003 was higher than for 2002, largely due to acquisitions and to increase in corporate expenses attributable to several items, including a reduction in group insurance liabilities for 2002 that did not occur in 2003, and growth in stock appreciation rights, pension and general insurance expense.

Net interest expense increased 19.0 percent for the year 2004, principally due to increases in short term interest rates. For each of the years ended December 31, 2003 and 2002, net interest expense increased, principally due to borrowings to fund acquisitions.

For the 2004 year, there was a tax benefit calculated at approximately 31 percent, representing the combined estimated federal and state tax effect attributable to the loss for the year. The consolidated effective income tax rate for the year 2003 was 39 percent. For 2002, there was also a tax benefit calculated at approximately 34 percent, representing the combined estimated federal and state tax effect attributable to the loss recorded in that year.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 151 “Inventory Costs - an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 clarifies the accounting for inventory when there are abnormal amounts of idle facility expense, freight, handling costs, and wasted materials. Under existing generally accepted accounting principles, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be “so abnormal” as to require treatment as current period charges rather than recorded as adjustments to the value of the inventory. SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. However, application is permitted for inventory costs incurred during fiscal years beginning after the date this statement was issued. The corporation is currently evaluating the financial impact the adoption of this standard will have on the corporation’s financial position and results of operations.  The effect of this adoption will be applied prospectively in accordance with the guidance and disclosures as required under Accounting Principles Board Opinion No. 20 will be included when the standard is adopted.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). SFAS 123R is effective for financial statements as of the beginning of the first interim or annual periods ending after June 15, 2005. The corporation will adopt this statement in accordance with its terms and that adoption will have a negative impact on consolidated results of operations and financial position. The corporation anticipates that it will apply one of the prospective accounting methods for the application of SFAS 123R.

CRITICAL ACCOUNTING ESTIMATES
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting policies are disclosed in the Notes to Consolidated Financial Statements of Kaman Corporation and Subsidiaries for the year ended December 31, 2004. The most significant areas currently involving management judgments and estimates are described below. Actual results could differ from those estimates.

LONG-TERM CONTRACTS — REVENUE RECOGNITION
Sales and estimated profits under long-term contracts are principally recognized on the percentage-of-completion method of accounting, generally using as a measurement basis either (1) a ratio that costs incurred bear to estimated total costs, after giving effect to estimates of cost to complete based upon most recent information for each contract, or (2) units-of-delivery. Reviews of contracts are performed routinely throughout their lives and revisions in profit estimates are recorded in the accounting period in which the revisions are made. Any anticipated contract losses are charged to operations when first indicated.

The percentage-of-completion method requires estimates of future revenues and costs over the life of a contract. Revenues are estimated based upon the original contract price, modifications by contract options, change orders and in some cases projected customer requirements. Contract costs may be incurred over a period of several years, and the estimation of these costs requires management’s judgment. Estimated costs are based primarily on anticipated purchase contract terms, historical performance trends, business base and other economic projections. The complexity of certain programs related to technical risks, internal labor requirements and performance expectations could affect the corporation’s ability to precisely estimate future contract costs.

Specifically, the corporation is required to make significant estimates and assumptions related to its completion of a long-term contract with the RAN. The remaining estimates are generally associated with the continued progress to complete the ITAS software and its integration into the aircraft. While the corporation believes its accrued contract loss is sufficient to cover estimated costs to complete the program, final integration of the software is a complex task and is still in process. The first fully operational aircraft is expected to be delivered in mid-2005. Technical difficulties could increase costs and/or delay customer payments. Additional programs that require significant estimates are the Boeing Harbour Pointe contract and the recently awarded Sikorsky BLACK HAWK program.

ACCOUNTS RECEIVABLE, NET
Trade accounts receivable consist of amounts billed and currently due from customers. Billed amounts for U.S. Government, commercial, and other government contracts consist of amounts billed and currently due from customers. Costs and accrued profit - not billed for U.S. Government, commercial, and other government contracts primarily relate to costs incurred on contracts which will become billable upon future deliveries, achievement of specific contract milestones or completion of engineering and service type contracts.

The corporation had $87.2 million and $78.2 million of trade receivables at December 31, 2004 and 2003, respectively. The allowance for doubtful accounts for receivables was $5.5 million and $3.3 million at December 31, 2004 and 2003, respectively. Accounts receivable written off, net of recoveries, in years 2004 and 2003 were $1.6 million and $1.2 million, respectively. The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in the accounts receivable balance. Management determines the allowance for doubtful accounts based on known past due amounts and historical write-off experience, as well as trends and factors surrounding the credit risk of specific customers. In an effort to identify adverse trends, the corporation performs ongoing reviews of account balances and aging of receivables. Amounts are considered past due when payment has not been received within the time frame of the credit terms extended. Write-offs are charged directly against the allowance for doubtful accounts and occur only after all collection efforts have been exhausted. Actual write-offs and adjustments could differ from the allowance estimates due to unanticipated changes in the business environment as well as factors and risks surrounding specific customers.

In addition to trade receivables, the corporation had $108.5 million and $118.4 million of amounts due from government and commercial customers at December 31, 2004 and 2003, respectively. The corporation evaluates, on an ongoing basis, the recoverable costs associated with its government and commercial contracts. Specifically, the corporation had an investment of billed receivables and costs not billed of $20.8 million as of December 31, 2003 with its customer, MDHI. Due to unresolved payment issues and the inability of MDHI to successfully execute a strategy to improve its financial and operational circumstances, the corporation recorded a non-cash sales and pre-tax earnings charge of $20.1 million (includes an $18.2 million negative sales adjustment for costs not billed and a $1.9 million addition to the corporation’s bad debt reserve for billed receivables) in the third quarter 2004 that eliminates the corporation’s investment in contracts with MDHI in the Aerospace segment.

Additionally, during the fourth quarter 2004, the corporation recorded a sales and pre-tax earnings adjustment of $3.5 million (includes a $3.2 million negative sales adjustment for costs not billed and a $0.3 million addition to the corporation’s bad debt reserve for billed receivables) that was previously recognized for a contract with the University of Arizona due to the curtailment of the contract as a result of changes in the scope of the corporation’s participation in the contract. This matter is further discussed in the corporation’s Commitments and Contingencies note in the financial statements.

As of December 31, 2004, the corporation had $61.0 million of costs not billed which will be due and payable as the segment satisfactorily completes the Australian SH-2G(A) program. When these costs are ultimately billed to the RAN, they will be offset by $12.0 million of advances on contracts previously paid to the corporation by the RAN. The corporation anticipates that approximately $25.4 million will be required to fund completion of the program, which amount is reported as an accrued contract loss as of December 31, 2004.

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

The corporation had $196.7 million and $179.0 million of inventory net of progress payments for certain U.S. government contracts in process of $11.3 million and $12.9 million as of December 31, 2004 and 2003, respectively. Inventory valuation at the Industrial Distribution and Music segments generally requires less subjective management judgment than valuation of certain Aerospace segment inventory, including the K-MAX inventory. Based upon a market evaluation in 2002, the corporation wrote down its K-MAX inventory in the amount of $46.7 million in that year. The corporation believes its K-MAX inventory consisting of work in process and finished goods of $29.9 million and $33.4 million at December 31, 2004 and 2003, respectively is stated at net realizable value, although lack of demand for this product in the future could result in additional write-downs of the inventory value. The process for evaluating the value of excess and obsolete inventory often requires the corporation to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be sold in the normal course of business. Accelerating the disposal process or changes in estimates of future sales potential may necessitate future write-downs of inventory value.

VENDOR INCENTIVES
The corporation’s Industrial Distribution segment enters into agreements with certain vendors providing for inventory purchase incentives that are generally earned upon achieving specified volume-purchasing levels. To the extent that the corporation has inventory on hand that qualifies for specific rebate programs, the recognition of the rebate is generally deferred until the inventory is sold. The segment recognizes these incentives as a reduction in cost of sales. While management believes that vendors will continue to offer incentives, there can be no assurance that the Industrial Distribution segment will continue to receive comparable amounts in the future nor can management estimate whether the corporation will continue to utilize the vendor programs at the same level as for prior periods.

GOODWILL AND OTHER INTANGIBLE ASSETS ACCOUNTING
Goodwill and certain other intangible assets deemed to have indefinite lives are evaluated at least annually for impairment, which is performed during the fourth quarter, after the annual forecasting process. The corporation determines fair value of its reporting units, as defined by Statement of Financial Accounting Standards No. 142 (“SFAS 142”), by utilizing discounted cash flow models to evaluate goodwill and other intangible asset impairment. Management’s estimates of fair value are based upon factors such as projected sales and cash flows and other elements requiring significant judgments. The corporation utilizes the best available information to prepare its estimates and performs impairment evaluations; however, actual results could differ significantly, resulting in the future impairment of recorded goodwill and other intangible asset balances. The goodwill and other intangible assets are also reviewed for possible impairment whenever changes in conditions indicate that carrying value may not be recoverable.

The corporation has made a number of acquisitions during the last three years, which have involved goodwill and other intangible assets. Assets and liabilities acquired in the acquisitions are recorded at their estimated fair values at the acquisition date. As of December 31, 2004 and 2003, the corporation had $54.8 million and $52.5 million, respectively of goodwill and other intangibles, representing the costs of acquisitions in excess of fair values assigned to the underlying net assets of the acquired companies. Based upon the corporation’s analysis, management believes these assets are not impaired as of December 31, 2004.

DEPRECIATION AND AMORTIZATION
The corporation depreciates property, plant and equipment using the straight-line method over the estimated useful life of the asset. These periods range as follows:

Leasehold improvements	5 - 20 years
Buildings and additions	15 - 30 years
Machinery and equipment	3 - 10 years

Patents and other amortizable intangible assets are amortized over their estimated useful lives. The straight-line method of amortization is used. These periods generally range from 10-20 years. In the event that facts and circumstances indicate that the carrying value of long-lived assets or other assets may be impaired, a specific evaluation of the assets or groups of assets is performed to determine whether any impairment exists.

PENSION PLAN ACTUARIAL ASSUMPTIONS
The corporation’s pension benefit obligations and related costs are calculated using actuarial concepts within the framework of Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”). Two critical assumptions, the discount rate and the expected return on plan assets, are important elements of expense and/or liability measurement. These critical assumptions are evaluated periodically and adjusted annually. Other assumptions involve demographic factors such as retirement, mortality, turnover and rate of compensation increases.

The discount rate enables management to state expected future cash flow as a present value on the measurement date. The guideline for setting this rate is a high-quality long-term corporate bond rate. A lower discount rate increases the present value of benefit obligations and increases pension expense. The Kaman Corporation Employees’ Pension Plan used a discount rate of 6.5 percent in 2004 and 7.0 percent in 2003 for purposes of calculating net periodic benefit cost. A one percentage point decrease in the assumed discount rate would have increased annual pension expense in 2004 by $4.0 million. A one percentage point increase in the assumed discount rate would have decreased annual pension expense in 2004 by $1.3 million.

To determine the expected return on plan assets, management considers the current and expected asset allocation, as well as historical and expected returns on each plan asset class. A lower expected rate of return on pension plan assets will increase pension expense. The expected return on plan assets was 8.0 percent and 8.5 percent at December 31, 2004 and 2003, respectively. A one percentage point increase/decrease in the return on pension plan asset assumption would have decreased/increased annual pension expense in 2004 by $3.6 million.

The corporation determined these assumptions based upon consultation with outside actuaries. Any variance between actual developments and the above assumptions could have a significant impact on future recognized pension costs, assets and liabilities.

STOCK-BASED COMPENSATION
The corporation currently accounts for stock option awards under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. No stock-based employee compensation cost pertaining to employee stock options is reflected in net income, as all options granted under the corporation’s plans have exercise prices equal to the market value of the underlying common stock on the date of grant. Restricted share grants awarded to employees are included in earnings as an expense over the vesting period of the award. Stock appreciation rights awarded to employees are included in earnings based upon the fluctuation in the market price of the shares over the term of the award. As a result of the issuance of SFAS 123R in November 2004, the corporation will adopt one of the prospective accounting methods as described by the standard during 2005.

INCOME TAXES
As of December 31, 2004 the corporation had recognized $39.9 million of net deferred tax assets, net of valuation allowances. The realization of these benefits is dependent in part on future taxable income. For those jurisdictions, primarily foreign locations, where the expiration date of tax loss carry forwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided. Management believes that sufficient income will be earned in the future to realize deferred income tax assets, net of valuation allowances recorded. The recognized net deferred tax asset is based on the corporation’s estimates of future taxable income. The realization of these deferred tax assets can be impacted by changes to tax laws, statutory tax rates and future taxable income levels.

Liquidity and Capital Resources

DISCUSSION AND ANALYSIS OF CASH FLOWS — CALENDAR YEAR 2004
Management assesses the corporation’s liquidity in terms of its ability to generate cash to fund operating, investing and financing activities. Cash flow generation is another key performance indicator reviewed by management in evaluating business segment performance. Significant factors affecting the management of liquidity include earnings, cash flows generated from or used by operating activities, capital expenditures, investments in the business segments and their programs, acquisitions, dividends, adequacy of available bank lines of credit, and factors which might otherwise affect the corporation’s business and operations generally, as described below under the heading “Forward-Looking Statements”. During 2004, the corporation relied to a significant extent upon borrowings under its revolving credit agreement in order to satisfy working capital requirements because cash flows from operations were insufficient for this purpose. While it is anticipated that cash flows from operations will improve in 2005, and debt levels should be reduced upon successful completion of the Australia SH-2G program, management also expects that bank borrowings will continue to provide an important source of support for the corporation’s activities. The corporation’s current revolving credit agreement will expire in November 2005 and management expects that it will be replaced with an equally appropriate facility in order to support the corporation’s future cash requirements.

The corporation as a whole operated at a loss for the year 2004 due to the performance of the Aerospace company which has been adversely affected by operational issues discussed above. The management realignment undertaken in the Aerospace segment during 2004 is expected to result in actions to address these issues with the goal of improving operating profits and cash flow generation.

Net cash provided by operating activities in 2004 was $25.5 million. Activities that provided cash included an increase in accounts payable of $15.1 million consisting of $3.1 million at Dayron, $3.6 million in the Industrial Distribution segment and $6.5 million in the Music segment. The increase in accounts payable is principally due to increased purchase activity during the fourth quarter in order to accommodate the growing sales volume as reported. There was an increase in accrued contract loss of $14.2 million primarily due to adjustments recorded during 2004 including Harbour Pointe and the Australian SH-2G(A) program of $6.1 million and $5.5 million, respectively. Further increases in accrued contract loss of approximately $3.6 million were primarily attributable to the Boeing 767 program and the Boeing offload program. The increases were offset primarily by uses of the accrued contract loss for the Australian SH-2G(A) program of approximately $0.9 million. Additionally, accrued expenses and payables increased $21.2 million. This is comprised of an increase in accrued pension, senior executive life insurance and workers compensation of $4.8 million, $1.6 million and $1.1 million, respectively, a $2.9 million increase for the long-term incentive program and an increase in accrued audit fees of $0.5 million. There was also an increase in certain reserves at Dayron of $3.5 million for product warranty-related issues as previously discussed and an increase of $2.8 million in deposits received in advance for the Aerospace segment. In addition, there was an increase in incentive compensation programs for the Industrial Distribution segment of $2.3 million related to increased sales volume.

Uses of cash included accounts receivable of $20.2 million, due to an increase in accounts receivable of $7.1 million at the Aerospace subsidiary, of which $4.1 million is related to the Australian SH-2G(A) program. Additionally, Dayron had an increase in accounts receivable of approximately $2.6 million principally due to slower collections from certain customers. Accounts receivable in the Industrial Distribution segment also increased $7.4 million as a result of higher sales volume in the fourth quarter 2004 compared to 2003. Another use of cash during 2004 related to an increase in inventory of $20.0 million. This was primarily due to an increase of $5.3 million at Dayron, $2.4 million increase at Kamatics and a $9.2 million increase in the Music segment. Dayron inventory has increased primarily due to delays in deliveries under certain programs. The increase in Kamatics inventory is overall due to continued growth in sales volume. Additionally, inventory for Music increased as a result of the segment expanding its product line during 2004 along with earlier than anticipated receipt of inventory from certain foreign locations.

Investing activities used cash in the amount of $10.2 million for 2004. The use of cash in investing activity is due to $7.5 million in capital expenditures for property, plant and equipment primarily for the Industrial Distribution segment and the Aerospace segment. Additionally, the corporation used $1.0 million in cash for the payment of the 2003 earn-out related to the 2002 acquisition of Dayron. The corporation also has accrued for a $1.6 million earn-out as of the end of 2004, which will be paid during 2005.

Financing activities used cash in the amount of $10.0 million for 2004. The use of cash included $10.0 million for the payment of dividends to shareholders, and $2.1 million was made in payments on long-term debt. These uses were offset by proceeds from the exercise of employee stock options of $1.2 million and proceeds from notes payable of $1.2 million.

CONTRACTUAL OBLIGATIONS
The following table summarizes certain of the corporation’s contractual obligations as of December 31, 2004:

	PAYMENTS DUE BY PERIOD (IN MILLIONS)
CONTRACTUAL OBLIGATIONS	TOTAL	WITHIN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Long-term debt	$36.2	$17.6	$3.6	$3.4	$11.6
Interest payments on debt [1]	7.5	2.8	1.9	1.5	1.3
Operating leases	42.0	14.4	17.3	5.1	5.2
Purchase obligations [2]	115.7	62.3	15.8	14.8	22.8
Other long-term liabilities [3]	36.2	4.0	7.4	3.4	21.4
Planned funding of pension benefit obligations [4]	4.9	4.9	—	—	—
Total	$242.5	$106.0	$46.0	$28.2	$62.3

1:	The following assumptions have been used to derive the disclosed amounts: Interest payments on debt within one year are based upon the long-term debt that existed at December 31, 2004. After one year interest payments are based upon the balance outstanding each year of the convertible subordinated debentures until their expiration in 2012.

2:	This category includes purchase commitments with suppliers for materials and supplies as part of the ordinary course of business, consulting arrangements and support services. Only obligations in the amount of at least fifty thousand dollars are included.

3:	This category consists primarily of obligations under the corporation’s supplemental employees’ retirement plan and deferred compensation plan and a supplemental disability income arrangement for one former company officer.

4:	The following assumptions have been used to derive the disclosed amounts: The $4.9 million represents the planned funding for the corporation’s qualified defined benefit pension plan. This amount is projected using an assumed investment return of 7.58%. Projected funding beyond one year has not been included as there are several significant factors, such as the future market value of plan assets and projected investment return rates, which could cause actual funding requirements to differ materially from projected funding.

OFF-BALANCE SHEET ARRANGEMENTS
The following table summarizes the corporation’s off-balance sheet arrangements, which consist principally of letters of credit and obligations to pay earn outs with respect to certain acquisitions:

	PAYMENTS DUE BY PERIOD (IN MILLIONS)
OFF-BALANCE SHEET ARRANGEMENTS	TOTAL	WITHIN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Outstanding letters of credit under the Revolving Credit Agreement	$29.2	$29.2	$—	$—	$—
Other outstanding letters of credit	8.5	8.5	—	—	—
Acquisition earn outs [1]	22.4	—	—	—	—
Total	$60.1	$37.7	$—	$—	$—

1:
The obligation to pay earn out amounts depends upon the attainment of specific milestones for Dayron, an operation acquired in 2002. Since it is not feasible to estimate exactly when such payments may become due, they are stated in the aggregate only. However, $1.6 million was accrued for such earn out payments in 2004.

DISCUSSION AND ANALYSIS OF CASH FLOWS — CALENDAR YEARS 2003 AND 2002
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

The largest element of cash flows provided from investing activities for 2003 consisted of the proceeds from the sale of the EDC operation. Approximately $8.0 million was used for acquisitions during the year. Cash used in financing activities for 2003 consisted of reductions in long-term debt and payments of dividends to shareholders.

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

OTHER SOURCES/USES OF CAPITAL
In 2003 and 2002, the corporation sold two non-core portions of the Aerospace segment in order to free capital for other uses. Specifically, in January 2003, the corporation sold EDC, its electric motor and drive business for $27.5 million. In the second quarter of 2002, the corporation sold its small microwave products line, which was associated with the former Kaman Sciences Corp. subsidiary which was sold in 1997.

At December 31, 2004, the corporation had $19.9 million of its 6% convertible subordinated debentures outstanding. The debentures are convertible into shares of Class A common stock at any time on or before March 15, 2012 at a conversion price of $23.36 per share, generally at the option of the holder. Pursuant to a sinking fund requirement that began March 15, 1997, the corporation redeems approximately $1.7 million of the outstanding principal of the debentures each year.

In November 2000, the corporation’s board of directors approved a replenishment of the corporation’s stock repurchase program, providing for repurchase of an aggregate of 1.4 million Class A common shares for use in administration of the corporation’s stock plans and for general corporate purposes. As of December 31, 2004, a total of 269,607 shares (unchanged from September 30, 2004) had been repurchased since inception of this replenishment program. For a discussion of share repurchase activity during the three months ended December 31, 2004, please refer to Part II, Item 5(c) of the corporation’s annual report on Form 10-K for the year ended December 31, 2004.

FINANCING ARRANGEMENTS
Total average bank borrowings for the year 2004 were $51.6 million compared to $43.0 million for 2003 and $23.8 million for 2002.

The corporation maintains a revolving credit agreement, as amended (the “Revolving Credit Agreement”) with several banks that provides a $150 million five-year commitment scheduled to expire in November 2005. Interest is charged at current market rates. Effective September 30, 2004, the Revolving Credit Agreement was amended to permit the corporation to exclude the MDHI non-cash sales and pre-tax earnings charge from the calculations that are made to determine compliance with the agreement’s financial covenants. As a result of the amendment, the corporation remains in compliance with those financial covenants at December 31, 2004.

The amendment also incorporates a new financial covenant which provides that if the corporation’s EBITDA to net interest expense ratio is less than 6 to 1, the ratio of i) accounts receivable and inventory for certain Kaman subsidiaries to ii) the corporation’s consolidated total indebtedness cannot be less than 1.6 to 1. The already existing financial covenants include a requirement that the corporation have i) EBITDA, at least equal to 300 percent of net interest expense, on the basis of a rolling four quarters and ii) a ratio of consolidated total indebtedness to total capitalization of not more than 55 percent. Please refer to the Revolving Credit Agreement and the amendment for specific definitions of the terms used in this paragraph. The Revolving Credit Agreement, as amended, has been filed with the Securities and Exchange Commission as exhibit 4 to Form 10-Q filed on November 14, 2000, Document No. 0000054381-00-500006, as amended by Document No. 0000054381-02-000022 filed on August 14, 2002, and amended by Document No. 0000054381-03-000124 filed on November 5, 2003, as amended by Document No. 0000054381-04-000070 (the amendment described above) filed on October 21, 2004.

Facility fees under the Revolving Credit Agreement are charged on the basis of the corporation’s credit rating from Standard & Poor’s, which is a BBB investment grade rating. Management believes that this is a favorable rating for a corporation of its size and the rating was reaffirmed by Standard & Poor’s in April 2004. The rating continues to be accompanied by a “negative outlook” which was assigned to the corporation and several other aerospace companies in the wake of the events of September 11, 2001 and the subsequent weakness in aerospace markets. Under the terms of the current Revolving Credit Agreement, if this rating should decrease, the effect would be to increase facility fees as well as the interest rates charged.

At December 31, 2004, borrowings under the Revolving Credit Agreement are included in the current portion of long-term debt. As of December 31, 2004, there was $115.8 million available for borrowing under the Revolving Credit Agreement.

The corporation also maintains a 9.5 million Euro term loan and revolving credit facility (the “Euro Credit Agreement”) with Wachovia Bank National Association, one of its Revolving Credit Agreement lenders. In general, the Euro Credit Agreement contains the same financial covenants as the Revolving Credit Agreement described previously and the term of the Euro Credit Agreement expires at the same time as the Revolving Credit Agreement. It is currently anticipated that the Euro Credit Agreement will be replaced with an equally appropriate facility. The Euro Credit Agreement was amended effective September 30, 2004 to incorporate the terms of the amendment to the Revolving Credit Agreement described above. In 2003, the Euro Credit Agreement was amended to conform with the 2003 amendment to the Revolving Credit Agreement and the corporation entered into an arrangement with Wachovia that permits the corporation to lock in a fixed rate of interest for the RWG financing.

Letters of credit are generally considered borrowings for purposes of the Revolving Credit Agreement. A total of $29.2 million in letters of credit were outstanding at December 31, 2004, a significant portion of which is related to the Australia SH-2G(A) program. The letter of credit for the production portion of the Australia program has a balance of $20 million, the majority of which is expected to remain in place until this portion of the program is completed.

Prior to November 2003, the corporation also maintained a $75 million “364-day” annually renewable facility as part of the Revolving Credit Agreement. In view of the longer term attractiveness of fixed rates at the time the determination was made and the fact that the “364-day” facility had never been used, the corporation permitted it to expire in November 2003. In the third quarter of 2003, the Revolving Credit Agreement was amended to give lenders under a potential new fixed rate financing of up to $75 million the same covenant and guarantee protections that the Revolving Credit Agreement lenders currently possess. As the corporation elected not to pursue fixed rate financing, the provisions of the amendment were allowed to expire on June 30, 2004.

Forward-Looking Statements
This report may contain forward-looking information relating to the corporation’s business and prospects, including aerostructures and helicopter subcontract programs and components, advanced technology products, the SH-2G and K-MAX helicopter programs, the industrial distribution and music businesses, operating cash flow, and other matters that involve a number of uncertainties that may cause actual results to differ materially from expectations. Those uncertainties include, but are not limited to: 1) the successful conclusion of competitions for government programs and thereafter contract negotiations with government authorities, both foreign and domestic; 2) political conditions in countries where the corporation does, or intends to do, business; 3) standard government contract provisions permitting renegotiation of terms and termination for the convenience of the government; 4) economic and competitive conditions in markets served by the corporation, particularly defense, commercial aviation, industrial production and consumer market for music products, as well as global economic conditions; 5) satisfactory completion of the Australian SH-2G(A)program, including successful completion and integration of the full ITAS software; 6) receipt and successful execution of production orders for the JPF U.S. government contract (including the exercise of all contract options as such exercise has been assumed in connection with goodwill impairment evaluations) and receipt of orders from allied militaries; 7) satisfactory resolution of the EODC/University of Arizona litigation; 8) achievement of enhanced business base in the Aerospace segment in order to better absorb overhead and general and administrative expenses; 9) satisfactory results of negotiations with NAVAIR concerning the corporation’s leased facility in Bloomfield, Conn.; 10) profitable integration of acquired businesses into the corporation’s operations; 11) changes in supplier sales or vendor incentive policies; 12) the effect of price increases or decreases; 13) pension plan assumptions and future contributions; 14) continued availability of raw materials in adequate supplies; 15) satisfactory resolution of the supplier switch and incorrect part issues attributable to Dayron suppliers and others; 16) cost growth in connection with potential environmental remediation activities related to the Bloomfield and Moosup facilities; 17) successful replacement of the corporation’s revolving credit facility upon its expiration; and 18) currency exchange rates, taxes, changes in laws and regulations, interest rates, inflation rates, general business conditions and other factors. Any forward-looking information provided in this report should be considered with these factors in mind. The corporation assumes no obligation to update any forward-looking statements contained in this report.

SELECTED QUARTERLY FINANCIAL DATA
KAMAN CORPORATION AND SUBSIDIARIES
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	FIRST QUARTER	SECOND QUARTER[1]	THIRD QUARTER[2]		FOURTH QUARTER[3]		TOTAL YEAR[4]
NET SALES
2004 (as reported)	$245,678	$247,171	$246,017	$	—**	$	—**
2004 (as adjusted)	245,151	247,509	246,306		256,226		995,192
2003	216,010	216,311	223,324		238,854		894,499

GROSS PROFIT 2004 (as reported)	$62,266	$55,079	$50,073	$	—**	$	—**
2004 (as adjusted)	61,739	55,417	50,362		57,389		224,907
2003	57,887	57,824	54,360		52,837		222,908

NET EARNINGS (LOSS)
2004 (as reported)	$1,292	$(1,836)	$(11,889)	$	—**	$	—**
2004 (as adjusted)	1,173	(1,702)	(11,786)		493		(11,822)
2003	13,966	3,284	1,188		967		19,405

PER SHARE - BASIC 2004 (as reported)	$.06	$(.08)	$(.52)	$	—**	$	—**
2004 (as adjusted)	.05	(.07)	(.52)		.02		(.52)
2003	.62	.15	.05		.04		.86

PER SHARE - DILUTED 2004 (as reported)	$.06	$(.08)	$(.52)	$	—**	$	—**
2004 (as adjusted)	.05	(.07)	(.52)		.02		(.52)
2003	.60	.15	.05		.04		.86

The corporation has restated its statement of operations beginning with the first quarter 2004 to record cumulative catch-up adjustments, and subsequent period adjustments thereafter, to modify the corporation’s historical accounting for leases and timing of revenue recognition relative to the University of Arizona contract in the Aerospace segment. The restatement is further described in the “Restatement of Quarterly Earnings” Footnote in the Financial Statements.

**	Fourth Quarter 2004 and Total Year 2004 are presented in the “as adjusted” line because “as reported” amounts were not previously reported.

1:	Second quarter 2004 includes a non-cash adjustment for the Boeing Harbour Pointe contract in the amount of $7,086.

2:	Third quarter 2004 includes a non-cash sales and pre-tax earnings charge of $20,083 related to the MD Helicopters, Inc. program.

3:	Fourth quarter 2004 results include a $3,471 non-cash sales and pre-tax earnings adjustment for the curtailment of the University of Arizona contract.

4:	2004 selected quarterly financial data contains a full year of net sales and gross profit for Industrial Supplies, Inc. which was acquired in fourth quarter 2003.

The calculated per share-diluted amounts for each quarter ended 2004 and the year ended December 31, 2004 are anti-dilutive, therefore, amount shown are equal to the basic per share calculation.

The quarterly per share-diluted amounts for 2003 do not equal the “Total Year” figure due to the calculation being anti-dilutive in the third and fourth quarters.

MANAGEMENT’S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING
KAMAN CORPORATION AND SUBSIDIARIES

The management of Kaman Corporation and subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the corporation’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that the corporation’s receipts and expenditures are being made only in accordance with authorizations of the corporation’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the corporation’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting and procedures may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision of and with the participation of management, including the undersigned, the corporation has assessed its internal controls over financial reporting as of December 31, 2004, based on criteria for effective internal control over financial reporting described in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the corporation concluded that the corporation maintained effective internal control over financial reporting as of December 31, 2004, based on the specified criteria. Management’s assessment of the effectiveness of internal control over financial reporting has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

March 15, 2005

/s/ Paul R. Kuhn	/s/ Robert M. Garneau
Paul R. Kuhn	Robert M. Garneau
Chairman, President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KAMAN CORPORATION AND SUBSIDIARIES

THE BOARD OF DIRECTORS AND SHAREHOLDERS

KAMAN CORPORATION

We have audited the accompanying consolidated balance sheets of Kaman Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kaman Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Kaman Corporation’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2005 expressed an unqualified opinion of management’s assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Hartford, Connecticut
March 15, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KAMAN CORPORATION AND SUBSIDIARIES

THE BOARD OF DIRECTORS AND SHAREHOLDERS

KAMAN CORPORATION

We have audited management’s assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Kaman Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Kaman Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A corporation’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the corporation are being made only in accordance with authorizations of management and directors of the corporation; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the corporation’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Kaman Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Kaman Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Kaman Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 15, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Hartford, Connecticut
March 15, 2005

CONSOLIDATED BALANCE SHEETS
KAMAN CORPORATION AND SUBSIDIARIES
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

December 31	2004	2003
ASSETS CURRENT ASSETS Cash and cash equivalents	$12,369	$7,130
Accounts receivable, net	190,141	193,243
Inventories	196,718	178,952
Income taxes receivable	—	1,043
Deferred income taxes	35,837	26,026
Other current assets	15,270	12,457
Total current assets	450,335	418,851
PROPERTY, PLANT AND EQUIPMENT, NET	48,958	51,049
GOODWILL	40,933	38,638
OTHER INTANGIBLE ASSETS, NET	14,605	14,709
DEFERRED INCOME TAXES	4,086	2,480
OTHER ASSETS	3,414	2,584
TOTAL ASSETS	$562,331	$528,311
LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES Notes payable	$7,255	$6,013
Current portion of long-term debt	17,628	1,660
Accounts payable - trade	74,809	59,600
Accrued salaries and wages	14,668	8,698
Accrued vacations	5,596	5,885
Accrued contract losses	37,852	23,611
Accrued restructuring costs	3,762	6,109
Advances on contracts	16,721	19,693
Other accruals and payables	45,002	29,286
Income taxes payable	2,812	—
Total current liabilities	226,105	160,555
LONG-TERM DEBT, EXCLUDING CURRENT PORTION	18,522	36,624
OTHER LONG-TERM LIABILITIES	33,534	27,949
SHAREHOLDERS’ EQUITY Capital stock, $1 par value per share: Preferred stock, authorized 700,000 shares: Series 2 preferred stock, 6 1/2% cumulative convertible, authorized 500,000 shares, none outstanding	—	—
Common stock: Class A, authorized 48,500,000 shares, nonvoting; $.10 per common share dividend preference; issued 23,066,260 shares in 2004 and 2003	23,066	23,066
Class B, authorized 1,500,000 shares, voting; issued 667,814 shares in 2004 and 2003	668	668
Additional paid-in capital	76,468	76,744
Retained earnings	197,586	219,401
Unamortized restricted stock awards	(893)	(1,727)
Accumulated other comprehensive loss	(684)	(1,311)
	296,211	316,841
Less 971,653 shares and 1,103,636 shares of Class A common stock in 2004 and 2003, respectively, held in treasury, at cost	(12,041)	(13,658)
Total shareholders’ equity	284,170	303,183
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$562,331	$528,311

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
KAMAN CORPORATION AND SUBSIDIARIES
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

Year ended December 31	20041,[4]	2003[2]	2002[3]
NET SALES	$995,192	$894,499	$880,776
COSTS AND EXPENSES Cost of sales [5]	770,285	671,591	723,176
Selling, general and administrative expense	239,368	206,416	199,520
Net gain on sale of product lines and other assets	(199)	(18,163)	(2,299)
Restructuring costs [6]	—	—	8,290
Other operating income	(1,731)	(1,448)	(1,302)
Interest expense, net	3,580	3,008	2,486
Other expense, net	1,053	1,265	1,831
	1,012,356	862,669	931,702
EARNINGS (LOSS) BEFORE INCOME TAXES	(17,164)	31,830	(50,926)
INCOME TAX BENEFIT (EXPENSE)	5,342	(12,425)	17,325
NET EARNINGS (LOSS)	$(11,822)	$19,405	$(33,601)
PER SHARE Net earnings (loss) per share: Basic	$(.52)	$.86	$(1.50)
Diluted [7]	(.52)	.86	(1.50)
Dividends declared	.44	.44	.44

1:	The 2004 results include a full year of activity of the Industrial Supplies, Inc. acquisition in fourth quarter 2003.

2:	The 2003 results include a full year of activity from the acquisitions of Latin Percussion, Inc., RWG, Dayron and Delamac de Mexico which were acquired during 2002.

3:	The 2002 results include a full year of activity from the acquisitions of Plastic Fabricating Company, Inc. and A-C Supply, Inc. during 2001.

4:
The 2004 results net of non-cash adjustments, of approximately $41,600 for certain programs with MD Helicopters, Inc., Royal Australian Navy, Boeing Harbour Pointe and the University of Arizona, are further described in the Accrued Contract Loss and Accounts Receivable, Net Note in the Financial Statements.

5:
Cost of sales for 2002 includes the write-off of K-MAX and Moosup facility assets of $50,000 and $2,679, respectively and $18,495 of accrued contract loss for the Australia SH-2G(A) program, all of which are associated with the Aerospace segment.

6:	Restructuring costs for the year ended December 31, 2002 relate to the closure of the Moosup, Connecticut facility in 2003 and are associated with the charge taken in the Aerospace segment.

7:	The calculated diluted per share amounts for the year ended December 31, 2004 and 2002 are anti-dilutive, therefore, amounts shown are equal to the basic per share calculation.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
KAMAN CORPORATION AND SUBSIDIARIES
(IN THOUSANDS EXCEPT SHARE AMOUNTS)

Year ended December 31	2004		2003		2002
SERIES 2 PREFERRED STOCK	$—		$—		$—
CLASS A COMMON STOCK	23,066		23,066		23,066
CLASS B COMMON STOCK	668		668		668
ADDITIONAL PAID-IN CAPITAL Balance - beginning of year Employee stock plans Restricted stock awards	76,744 (298) 22		77,267 (398 (125	) )	77,389 (304) 182
Balance - end of year	76,468		76,744		77,267
RETAINED EARNINGS Balance - beginning of year Net earnings (loss)[1] Dividends declared	219,401 (11,822 (9,993	) )	209,932 19,405 (9,936)		253,403 (33,601 (9,870	) )
Balance - end of year	197,586		219,401		209,932
UNAMORTIZED RESTRICTED STOCK AWARDS Balance - beginning of year Stock awards issued Amortization of stock awards	(1,727) (133) 967		(2,094) (529) 896		(2,206) (832) 944
Balance - end of year	(893)		(1,727)		(2,094)
ACCUMULATED OTHER COMPREHENSIVE LOSS Balance - beginning of year Foreign currency translation adjustment [1]	(1,311) 627		(1,099 (212	) )	(919 (180	) )
Balance - end of year	(684)		(1,311)		(1,099)
TREASURY STOCK Balance - beginning of year Shares acquired in 2004 - 757; 2003 - 20,000; 2002 - 37,300 Shares reissued under various stock plans in 2004 - 132,740; 2003 - 190,455; 2002 - 218,423	(13,658) (9) 1,626		(15,793) (205) 2,340		(17,820) (412) 2,439
Balance - end of year	(12,041)		(13,658)		(15,793)
TOTAL SHAREHOLDERS’ EQUITY	$284,170		$303,183		$291,947

1: Comprehensive income (loss) is $(11,195), $19,193, and $(33,781) for 2004, 2003 and 2002, respectively.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
KAMAN CORPORATION AND SUBSIDIARIES
(IN THOUSANDS)

Year ended December 31	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES Net earnings (loss)	$(11,822)	$19,405	$(33,601)
Adjustments to reconcile net earnings (loss) to cash provided by (used in) operating activities: Depreciation and amortization	8,969	10,019	11,620
Provision for losses on accounts receivable	2,180	487	(1,086)
Net gain on sale of product lines and other assets	(199)	(18,163)	(2,299)
Restructuring costs	—	—	8,290
Non-cash write-down of assets	962	—	52,679
Non-cash sales adjustment for costs - not billed	21,332	—	—
Deferred income taxes	(11,421)	5,994	(16,715)
Other, net	7,418	2,376	3,403
Changes in current assets and liabilities, excluding effects of acquisitions/divestitures: Accounts receivable	(20,179)	2,744	(3,539)
Inventories	(18,175)	(9,806)	(12,751)
Income taxes receivable	1,043	4,149	(4,888)
Other current assets	(2,695)	2,267	(2,691)
Accounts payable - trade	15,149	10,106	(8,813)
Accrued contract losses	14,241	(3,063)	26,674
Accrued restructuring costs	(2,347)	(1,485)	(696)
Advances on contracts	(2,972)	(1,846)	(9,286)
Accrued expenses and payables	21,179	3,459	(17,470)
Income taxes payable	2,807	—	—
Cash provided by (used in) operating activities	25,470	26,643	(11,169)
CASH FLOWS FROM INVESTING ACTIVITIES Proceeds from sale of product lines and other assets	376	28,339	8,034
Expenditures for property, plant and equipment	(7,539)	(9,069)	(7,601)
Acquisition of businesses, less cash acquired	(2,435)	(7,748)	(51,227)
Other, net	(621)	(1,599)	1,854
Cash provided by (used in) investing activities	(10,219)	9,923	(48,940)
CASH FLOWS FROM FINANCING ACTIVITIES Changes in notes payable	1,197	(2,664)	5,985
Changes in debt	(2,134)	(23,508)	36,906
Proceeds from exercise of employee stock plans	1,218	1,287	1,485
Purchases of treasury stock	(9)	(205)	(412)
Dividends paid	(9,979)	(9,917)	(9,850)
Other	(305)	—	732
Cash provided by (used in) financing activities	(10,012)	(35,007)	34,846
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,239	1,559	(25,263)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,130	5,571	30,834
CASH AND CASH EQUIVALENTS AT END OF YEAR	$12,369	$7,130	$5,571

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
KAMAN CORPORATION AND SUBSIDIARIES
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

RESTATEMENT OF QUARTERLY EARNINGS (UNAUDITED)
In conjunction with the year end financial reporting process, the corporation has restated its statement of operations beginning with the first quarter of 2004 to correct its accounting by recording a cumulative catch-up pre-tax adjustment of approximately $660 in rent expense and related deferred rent liability pertaining to lease accounting as well as a negative sales adjustment of $527 for the University of Arizona contract in the Aerospace segment. The adjustment of $660 modifies the corporation’s historical accounting for rent holidays, escalating rent and tenant allowances to amortize such items on a straight line basis over the term of the lease arrangement, specifically when the corporation takes possession of the leased space, in accordance with Statement of Financial Accounting Standard No. 13 and FASB Technical Bulletin No. 85-3. The corporation historically had accounted for such escalating rent and rent holidays as rental payments became due. In addition, in accordance with FASB Technical Bulletin No. 88-1 “Issues Relating to Accounting for Leases” the adjustment establishes a related deferred liability for tenant allowances for a small number of leases. The corporation has and will continue to present such allowances as a component of cash flow from operating activities on the consolidated statement of cash flows. The adjustment has been included in income from continuing operations. The adjustment of $527 was made to reverse net sales recorded in excess of costs incurred on the claim element of the University of Arizona contract as further described in the Accounts Receivable, Net and Commitments and Contingencies Footnotes. The corporation further recorded net pre-tax adjustments of $978 as a reduction to selling, general and administrative expenses. The net adjustments relate to prior periods and consist of recognition of $813 of adjustments related to group insurance, $430 to reverse a product liability reserve established by the Industrial Distribution segment and other offsetting adjustments primarily related to establishing a reserve for sales allowances in the Music segment of $265. Additional adjustments of which the majority relates to the lease accounting and University of Arizona contract were recorded during the second and third quarters of 2004 as presented in the Selected Quarterly Financial Data. The impact of the above items was immaterial to prior year financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    Principles of Consolidation - The accompanying consolidated financial statements include the accounts of the parent corporation and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Certain amounts in prior year financial statements and notes thereto have been reclassified to conform to current year presentation.

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

Foreign Currency Translation - Generally the balance sheets of foreign operations are translated into U.S. dollars using current exchange rates, while statements of operations are translated at average rates. Adjustments resulting from foreign currency translations are included as cumulative translation adjustments in accumulated other comprehensive income (loss).

Concentration of Credit Risk - Financial instruments that potentially subject the corporation to concentrations of credit risk consist principally of cash, cash equivalents and trade accounts receivable. The Aerospace segment had one customer with an accounts receivable balance that accounted for 34.5% and 31.5% as of December 31, 2004 and 2003, respectively. No individual customer accounted for more than 10% of net sales. Foreign sales were approximately 13.6%, 15.0% and 13.9% of the corporation’s net sales in 2004, 2003 and 2002, respectively and are concentrated primarily in Australia, Canada, Europe, Mexico, and Asia.

Cash and Cash Equivalents - Surplus funds are invested in cash equivalents which consist of highly liquid investments with original maturities of three months or less.

Revenue Recognition - Sales and estimated profits under long-term contracts are principally recognized on the percentage-of-completion method of accounting, generally using as a measurement basis either a ratio that costs incurred bear to estimated total costs (after giving effect to estimates of costs to complete based upon most recent information for each contract) or units-of-delivery. Reviews of contracts are made routinely throughout their lives and revisions in profit estimates are recorded in the accounting period in which the revisions are made. Any anticipated contract losses are charged to operations when first indicated.

Sales and related cost of sales for products and programs not accounted for under the percentage-of-completion method are recognized when products are shipped to customers and title has passed.

The corporation has classified its freight costs charged to customers in net sales and the correlating expense as a cost of sales for the years ended December 31, 2004, 2003 and 2002.

Costs of Sales and Operating Expenses - The cost of sales line item includes costs of products and services sold (i.e., purchased product, raw material, direct labor, engineering labor, outbound freight charges and indirect and overhead charges). Selling expenses primarily consist of advertising, promotion, bid and proposal, employee payroll and corresponding benefits and commissions paid to sales and marketing personnel. General and administrative expenses primarily consist of employee payroll including executive, administrative and financial personnel and corresponding benefits, incentive compensation, independent research and development, consulting expenses, warehousing costs, depreciation and amortization.

Certain costs including purchasing costs, receiving costs and inspection costs for certain reporting segments are not included in the costs of sales line item. For the years ended December 31, 2004, 2003 and 2002, these balances of $2,992, $2,659 and $2,508, respectively, are included in general and administrative costs.

Inventories - Inventory of merchandise for resale is stated at cost (using the average costing method) or market, whichever is lower. Contracts and work in process and finished goods are valued at production cost represented by raw material, labor and overhead, including general and administrative expenses where applicable. Contracts and work in process and finished goods are not recorded in excess of net realizable values.

Property, Plant and Equipment - Depreciation of property, plant and equipment is computed primarily on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives for buildings range from 15 to 30 years and leasehold improvements range from 5 to 20 years, whereas machinery, office furniture and equipment generally range from 3 to 10 years. At the time of retirement or disposal, the acquisition cost of the asset and related accumulated depreciation are eliminated and any gain or loss is credited or charged against income.

In the event that facts and circumstances indicate that the carrying value of long-lived assets or other assets may be impaired, a specific evaluation of the assets or groups of assets is performed to determine whether any impairment exists.

Maintenance and repair items are charged against income as incurred, whereas renewals and betterments are capitalized and depreciated.

Goodwill and Other Intangible Assets - Goodwill and intangible assets with indefinite lives are evaluated for impairment at least annually in the fourth quarter, after the annual forecasting process. Intangible assets with finite lives (presently consisting of patents) are amortized using the straight-line method over their estimated period of benefit. The goodwill and other intangible assets are reviewed for possible impairment whenever changes in conditions indicate carrying value may not be recoverable.

Vendor Incentives - The corporation’s Industrial Distribution segment enters into agreements with certain vendors providing for inventory purchase incentives that are generally earned and recognized upon achieving specified volume-purchasing levels. To the extent that the corporation has inventory on hand that qualify for specific rebate programs, the recognition of the rebate is deferred until the inventory is sold. The segment recognizes these incentives as a reduction in cost of sales. As of December 31, 2004 and 2003, total vendor incentive receivables are $8,807 and $5,648, respectively.

Research and Development - Research and development costs not specifically covered by contracts are charged against income as incurred through selling, general and administrative expense. Such costs amounted to $4,040, $4,318 and $5,363 in 2004, 2003 and 2002, respectively.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled.

Stock-based Compensation - As permitted by Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”), the corporation has elected to continue following the guidance of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation cost has been recognized for its stock plans other than for the restricted stock awards and stock appreciation rights. As required by SFAS 123, the pro forma net earnings and earnings per share information presented below includes the compensation cost of stock options issued to employees based on the fair value at the grant date and includes compensation cost for the 15% discount offered to participants in the employees stock purchase plan.

	2004	2003	2002
Net earnings (loss): As reported	$(11,822)	$19,405	$(33,601)
Stock compensation expense reported in net earnings (loss), net of tax effect	1,330	918	312
Less stock compensation expense, net of tax effect	(2,069)	(1,685)	(1,228)
Pro forma net earnings (loss)	$(12,561)	$18,638	$(34,517)
Earnings (loss) per share - basic: As reported	(.52)	.86	(1.50)
Pro forma	(.55)	.83	(1.54)
Earnings (loss) per share - diluted: As reported	(.52)	86	(1.50)
Pro forma	(.55)	.83	(1.54)

The fair value of each option grant is estimated on the date of grant by using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 2004, 2003 and 2002:

	2004	2003	2002
Expected dividend yield	3.1%	4.4%	3.0%
Expected volatility	45%	47%	45%
Risk-free interest rate	4.1%	3.9%	4.9%
Expected option lives	8 years	8 years	8 years
Per share fair value of options granted	$5.36	$3.33	$5.86

    Recent Accounting Standards - In December 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS 132R”). SFAS 132R revises employers’ disclosures about pension plans and other postretirement benefit plans to include information describing the types of plan assets, investment strategy, measurement dates, plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. SFAS 132R is effective for financial statements for interim or annual periods ending after December 15, 2003. The corporation has provided the disclosures required in accordance with its terms.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 “Inventory Costs - an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 clarifies the accounting for inventory when there are abnormal amounts of idle facility expense, freight, handling costs, and wasted materials. Under existing generally accepted accounting principles, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be “so abnormal” as to require treatment as current period charges rather than recorded as adjustments to the value of the inventory. SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. However, earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this statement was issued. The corporation is currently evaluating the financial impact the adoption of this standard will have on the corporation’s financial position and results of operations.  The changes will be applied prospectively and disclosures, if any, will be included upon the adoption of this standard.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). SFAS 123R is effective for financial statements as of the beginning of the first interim or annual periods ending after June 15, 2005. The corporation will adopt this statement in accordance with its terms and that adoption will have a negative impact on consolidated results of operations and financial position. The corporation anticipates that it will apply one of the prospective accounting methods for the application of SFAS 123R.

ACQUISITION OF BUSINESSES
In the aggregate, the corporation incurred $2,435, $7,748 and $51,227 for the acquisition of businesses and contingency payments at Dayron in 2004, 2003 and 2002, respectively. There is potential for contingency payments at Dayron of up to an additional $22,369 over time if certain milestones are reached. Any such contingency payments would be treated as additional goodwill. An accrual and additional goodwill of $1,631 was recorded as of December 31, 2004 associated with these additional payments for which milestones were met, which will be paid during the first quarter 2005. Total contingency payments accrued or paid through 2004 are $2,631.

During 2004 the corporation issued a note for $405 to acquire certain assets, primarily consisting of inventory, of Brivsa de Mexico, a small Monterrey, Mexico distributor, expanding the corporation’s ability to serve customers with operations in Mexico.

During the fourth quarter of 2003, the corporation purchased a majority of the assets and business of Industrial Supplies, Inc. (“ISI”), located in Birmingham, Alabama. ISI was a distributor of a wide variety of bearing, conveyor, electrical, fluid power and power transmission components used by manufacturing, mining, steel, lumber, pulp and paper, food and other industries. The assets acquired, liabilities assumed and results of operations of ISI since the acquisition have been included in the Industrial Distribution segment.

In October 2002, the corporation purchased the stock of Latin Percussion, Inc., a leading global distributor of a wide range of latin hand percussion instruments. The assets acquired, liabilities assumed and results of operations of Latin Percussion, Inc. since the acquisition have been included in the Music segment.

In July 2002, the corporation purchased the stock of RWG Frankenjura-Industrie Flugwerklager GmbH (“RWG”), a German aerospace bearing manufacturer that complements the corporation’s proprietary line of bearings and provides a presence in European aerospace markets. The assets acquired, liabilities assumed and results of operations of RWG since the acquisition have been included in the Aerospace segment.

    In July 2002, the corporation purchased the assets and certain liabilities of Dayron (a division of DSE, Inc.), a weapons fuze manufacturer, located in Orlando, Florida. Dayron manufactures bomb fuzes for a variety of munitions programs, including the U.S. Air Force Joint Programmable Fuze (JPF) program. The assets acquired, liabilities assumed and results of operations of Dayron since the acquisition have been included in the Aerospace segment.

During 2002, the corporation acquired a 60% equity interest in Delamac de Mexico S.A. de C.V. (“Delamac”), a leading distributor of industrial products headquartered in Mexico City. Delamac supplies power transmission, bearings and fluid power products. The assets acquired, liabilities assumed and results of operations of Delamac since the acquisition have been included in the Industrial Distribution segment. During 2004, the corporation purchased an additional equity interest in Delamac and as of the end of 2004, the corporation had a 72.5% equity interest in Delamac.

DIVESTITURES
In January 2003, the corporation sold its electric motor and drive business, operating as the Electromagnetics Development Center (“EDC”) within the Kaman Aerospace subsidiary, to DRS Technologies, Inc. for $27,500. The sale resulted in a pre-tax gain of $17,415. The EDC contributed sales of approximately $14,000 in 2002.

In April 2002, the corporation sold its microwave products line to Meggitt Safety Systems, Inc. That product line was associated with the former Kaman Sciences Corp., a subsidiary which was sold in 1997, being no longer core to the segment’s advanced technology business.

RESTRUCTURING COSTS
The Aerospace segment recorded pre-tax restructuring costs of $8,290 in the second quarter of 2002 for the cost of phasing out the company’s aircraft manufacturing plant in Moosup, Connecticut. The charges represented severance costs of $3,290 at the Moosup and Bloomfield, Connecticut locations for approximately 400 employees and costs of $5,000 for closing the facility (including costs of an ongoing voluntary environmental remediation program and ultimate disposal).

The following table displays the activity and balances of the pre-tax charges relating to the Moosup plant closure as of and for the year ended December 31, 2004:

	2003	CASH PAYMENTS, NET	NON-CASH CHARGES	2004
Restructuring costs: Employee termination benefits	$1,109	$(1,109)	$—	$—
Facility closings	5,000	(1,238)	—	3,762
	$6,109	$(2,347)	$—	$3,762

During 2004 and 2003, the corporation incurred an additional $412 and $3,550, respectively of period costs for moving machinery to other company facilities and recertifying certain products and processes.

ASSET WRITE-DOWNS/WRITE-OFFS
During the second quarter of 2002, as a result of management’s evaluation of the K-MAX program, the Aerospace segment wrote-down its K-MAX helicopter program assets, including $46,665 for inventories and $3,335 for capital equipment. In addition, the segment wrote-off Moosup facility assets of $2,679, as a result of the previously described facility closure. These charges are included in cost of sales for 2002.  In 2004, the Aerospace segment wrote-down inventories of $962 for its Boeing Harbour Pointe contract, as further described in the Accrued Contract Losses note.

ACCRUED CONTRACT LOSSES
During the second quarter of 2002, the Aerospace segment recorded a pre-tax charge of $25,000 for estimated cost growth on the Australia SH-2G(A) helicopter program, which put the contract in a loss position. Accordingly, the corporation eliminated the $6,505 profit element of previously recorded sales and recognized pre-tax loss accruals of $18,495 for anticipated cost growth associated with completion of the aircraft, and final integration and testing of the aircraft’s advanced Integrated Tactical Avionic System (“ITAS”) software.

During the fourth quarter of 2002, the Aerospace segment recorded an additional loss accrual of $2,413 for the Australia SH-2G(A) helicopter program. This loss accrual reflected the impact of higher overhead rates, which were attributable to lower production activity in the corporation’s aerospace subsidiary.

Production of the eleven SH-2G(A) aircraft for the program is essentially complete. As previously reported, the aircraft lack the full ITAS software and progress is continuing on this element of the program. Due to the complexity of the integration process and testing results that indicate additional work to be done, the corporation added $5,474 to its accrued contract loss during 2004 to reflect the current estimate of costs to complete the program.

During the second quarter of 2004, the corporation recorded a $7,086 non-cash adjustment for the Boeing Harbour Pointe contract in the Aerospace segment. The adjustment consisted of an accrued contract loss of $4,280 and a valuation adjustment of $2,806 associated with portions of the program inventory.  Subsequent to the second quarter, the corporation received additional program orders that will utilize certain existing inventory.  While the total non-cash adjustment remained the same for the year, the amount of accrued contract loss increased to $6,124 and the inventory valuation adjustment decreased to $962 as a result of these additional orders.

ACCOUNTS RECEIVABLE, NET
Accounts receivable consist of the following:

December 31	2004	2003
Trade receivables	$87,158	$78,156
U.S. Government contracts: Billed	15,360	9,355
Costs and accrued profit - not billed	5,062	10,014
Commercial and other government contracts: Billed	25,057	19,711
Costs and accrued profit - not billed	63,024	79,347
Less allowance for doubtful accounts	(5,520)	(3,340)
Total	$190,141	$193,243

    The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in the trade accounts receivable and billed contracts balance. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence.

Costs and accrued profit-not billed represent costs incurred on contracts which will become billable upon future deliveries, achievement of specific contract milestones or completion of engineering and service type contracts. Management estimates that approximately $6,435 of such costs and accrued profits at December 31, 2004 will be collected after one year. The costs included in this estimate are for the corporation’s program with the Royal Australian Navy.

The corporation’s Aerospace segment also had a program with MD Helicopters, Inc. (“MDHI”) that involved multi-year contracts for production of fuselages for the MDHI 500 and 600 series helicopters and composite rotor blades for the MD Explorer helicopter. Because of unresolved payment issues, the company had stopped work on the program in 2003.

It had been the corporation’s expectation that MDHI would be successful in executing its strategy to improve its financial and operational circumstances. MDHI management had indicated that, although it continued to work on this strategy, it had not been able to resolve the situation; therefore, due to unresolved payment issues and the inability of MDHI to successfully execute its strategy to improve its financial and operational circumstances, the corporation recorded a non-cash sales and pre-tax earnings charge of $20,083 (including an $18,211 negative sales adjustment for costs not billed and a $1,872 addition to the corporation’s bad debt reserve for billed receivables) in the third quarter 2004 that eliminated the corporation’s investment in contracts with MDHI. The charge is not expected to result in any future cash expenditures. The corporation intends to maintain a business relationship with MDHI should it be successful in improving its financial and operational situation.

Additionally, during the fourth quarter 2004, the corporation recorded a non-cash sales and pre-tax earnings adjustment of $3,471 (includes a $3,221 negative sales adjustment for costs not billed and a $250 addition to the corporation’s bad debt reserve for billed receivables) that was previously recognized for a contract with the University of Arizona due to the curtailment of the contract. This matter is further discussed in the corporation’s commitments and contingencies footnote.

INVENTORIES
Inventories are comprised as follows:

December 31	2004	2003
Merchandise for resale	$103,117	$94,042

Contracts in process: U.S. Government, net of progress payments of $11,325 and $12,876 for 2004 and 2003, respectively	29,600	21,127

Commercial	21,173	15,895
Other work in process (including certain general stock materials)	21,284	23,103

Finished goods	21,544	24,785
Total	$196,718	$178,952

Included above in other work in process and finished goods at December 31, 2004 and 2003 is K-MAX inventory of $29,944 and $33,437, respectively.

The corporation had inventory of $3,743 and $3,532 as of December 31, 2004 and 2003, respectively on consignment at customer locations, specifically related to the Industrial Distribution segment.

The aggregate amounts of general and administrative costs incurred in the Aerospace segment during 2004, 2003 and 2002 were $24,523, $34,793, and $51,845 respectively.

The estimated amounts of general and administrative costs remaining in contracts in process at December 31, 2004 and 2003 amount to $6,254 and $4,118, respectively, and are based on the ratio of such allocated costs to total costs incurred.

PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment are recorded at cost and summarized as follows:

December 31	2004	2003
Land	$4,251	$4,236
Buildings	29,423	29,070
Leasehold improvements	13,800	13,486
Machinery, office furniture and equipment	111,125	107,239
Total	158,599	154,031
Less accumulated depreciation and amortization	109,641	102,982
Property, plant and equipment, net	$48,958	$51,049

    Idle facilities and related costs for the Aerospace segment of $3,330 and $1,386 for 2004 and 2003, respectively were included in cost of sales. There were no idle facility and related costs during 2002.

Depreciation expense was $8,835, $9,884 and $11,486 for 2004, 2003 and 2002, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS, NET
Goodwill and other intangible assets, net are as follows:

December 31	2004	2003
Goodwill:

Aerospace	$34,010	$31,690
Industrial Distribution	4,252	4,277
Music	2,671	2,671
	$40,933	$38,638

December 31	2004	2003

Other intangible assets, net: Trade name - not subject to amortization	$13,819	$13,819
Patents, net - subject to amortization	786	890
	$14,605	$14,709

Intangible amortization expense was $104 in 2004 compared to $107 in 2003 and 2002.

Amortization expense for each of the next five years is expected to approximate $105 per year.

CREDIT ARRANGEMENTS — SHORT-TERM BORROWINGS AND LONG-TERM DEBT
    Revolving Credit Agreement - The corporation maintains a revolving credit agreement, as amended, (the “Revolving Credit Agreement”) with several banks that provides a $150,000 five-year commitment scheduled to expire in November 2005. Prior to November 2003, the corporation also maintained a $75,000 “364-day” annually renewable facility as part of the Revolving Credit Agreement. Both portions of the Revolving Credit Agreement provide for interest at current market rates. In view of the longer term attractiveness of fixed rates in the current environment and the fact that the “364-day” facility had never been used, the corporation permitted the facility to expire in November 2003.

Effective September 30, 2004, the Revolving Credit Agreement was amended to permit the corporation to exclude the MDHI non-cash sales and pre-tax earnings charge, up to $21,000, from the calculations that are made to determine compliance with the agreement’s financial covenants.

In the third quarter of 2003, the Revolving Credit Agreement was amended to give lenders under a potential new fixed rate financing of up to $75,000 the same covenant and guarantee protections that the Revolving Credit Agreement lenders currently possess. As the corporation elected not to pursue fixed rate financing, the provisions of the amendment were allowed to expire on June 30, 2004.

In the second quarter of 2002, the Revolving Credit Agreement was amended to exclude the non-cash portion of the 2002 second quarter charges, up to $52,500, from the financial covenant calculations under the agreement.

In general, outstanding letters of credit are considered indebtedness under the Revolving Credit Agreement. As of December 31, 2004, there was $115,818 available for borrowing under the Revolving Credit Agreement.

SHORT-TERM BORROWINGS
Under the Revolving Credit Agreement, the corporation has the ability to borrow funds on both a short-term and long-term basis. The corporation also has certain other credit arrangements with these banks to borrow funds on a short-term basis with interest at current market rates.

Short-term borrowings outstanding are as follows:

December 31	2004	2003
Revolving credit agreement	$—	$—
Other credit arrangements	7,255	6,013
Total	$7,255	$6,013

The weighted average interest rates on short-term borrowings outstanding as of December 31, 2004 and 2003 were 2.72% and 2.46%, respectively.

Long-term Debt - The corporation has long-term debt as follows:

December 31	2004	2003
Revolving credit agreement	$5,000	$7,000
Other credit arrangements	276	—
Euro credit agreement	10,968	9,718
Convertible subordinated debentures	19,906	21,566
Total	36,150	38,284
Less current portion	17,628	1,660
Total excluding current portion	$18,522	$36,624

In the third quarter of 2002, the corporation entered into a 9,500 Euro credit agreement (the “Euro Credit Agreement”) with one of the Revolving Credit Agreement lenders. In general, the Euro Credit Agreement contains the same financial covenants as the Revolving Credit Agreement described previously and the term of the Euro Credit Agreement expires at the same time as the Revolving Credit Agreement, November 2005. During the third quarter of 2003 and 2004, the Euro Credit Agreement was amended to conform with the previously described amendment to the Revolving Credit Agreement.

The corporation plans to replace the expiring Revolving Credit Agreement and the Euro Credit Agreement with another arrangement that meets its financing requirements. Consequently, at December 31, 2004, borrowings under the Revolving Credit Agreement and the Euro Credit Agreement are included in the current portion of long-term debt.

Restrictive Covenants - The most restrictive of the covenants contained in the Revolving Credit Agreement require the corporation to have i) EBITDA, as defined, at least equal to 300% of net interest expense on the basis of a rolling four quarters, ii) a ratio of accounts receivable and inventory for certain Kaman subsidiaries to the corporation’s consolidated total indebtedness of not less than 1.6 to 1 at any time that the ratio of EBITDA to net interest expense is less than 6 to 1, and iii) a ratio of consolidated total indebtedness to total capitalization of not more than 55%. As permitted under the Revolving Credit Agreement, the MDHI non-cash sales and pre-tax earnings charge, up to $21,000, was excluded from the financial covenant calculations. The non-cash portion of the 2002 second quarter charges, up to $52,500, were excluded from the financial covenant calculations during the four quarters ended March 31, 2003. The corporation remains in compliance with the required financial covenants in each period presented.

Certain Letters of Credit - The face amounts of irrevocable letters of credit issued under the Revolving Credit Agreement totaled $29,182 and $29,769 at December 31, 2004 and 2003, respectively. Of those amounts, $23,000 is attributable to the Australia SH-2G(A) helicopter program.

Convertible Subordinated Debentures - The corporation issued its 6% convertible subordinated debentures during 1987. The debentures are convertible into shares of the Class A common stock of Kaman Corporation at any time on or before March 15, 2012 at a conversion price of $23.36 per share at the option of the holder unless previously redeemed by the corporation. Pursuant to a sinking fund requirement that began March 15, 1997, the corporation redeems $1,660 of the outstanding principal amount of the debentures annually. The debentures are subordinated to the claims of senior debt holders and general creditors. These debentures have a book value of $19,906 at December 31, 2004, which is estimated to be at fair value. Deferred charges associated with the issuance of the debenture are being amortized over the terms of the debentures.

Long-term Debt Annual Maturities - The aggregate amounts of annual maturities of long-term debt for each of the next five years and thereafter are approximately as follows:

2005	$17,628
2006	1,798
2007	1,798
2008	1,660
2009	1,660
Thereafter	11,606

Interest Payments - Cash payments for interest were $3,676, $3,174 and $2,668 for 2004, 2003 and 2002, respectively.

ADVANCES ON CONTRACTS
Advances on contracts include customer advances together with customer payments and billings associated with the achievement of certain contract milestones in excess of costs incurred, primarily for the Australia SH-2G(A) helicopter contract. The customer advances for that contract are fully secured by letters of credit. It is anticipated that the advances on contracts along with the majority of these letters of credit will remain in place until final acceptance of the aircraft by the Royal Australian Navy, which is expected in 2005.

WARRANTY RESERVE
During the fourth quarter 2004, the corporation established a $3,507 warranty reserve to provide for two product warranty-related issues. The first involved a supplier recall of a switch embedded in certain of Dayron’s bomb fuzes. The other involved bomb fuzes manufactured according to procedures in place at the time that Dayron was acquired by the corporation that now have been found to contain an incorrect part. The corporation is working with its customers and other parties to resolve the issues appropriately. No payments related to this warranty reserve were paid in 2004.

INCOME TAXES
The components of income tax expense (benefit) are as follows:

	2004	2003	2002

Current: Federal	$3,203	$5,205	$(1,447)
State	1,770	429	698
Foreign	1,102	797	273
	6,075	6,431	(476)

Deferred:
Federal	(9,359)	5,772	(17,111)
State	(1,918)	222	262
Foreign	(140)	—	—
	(11,417)	5,994	(16,849)
Total	$(5,342)	$12,425	$(17,325)

The components of the deferred tax assets and deferred tax liabilities are presented below:

December 31	2004	2003
Deferred tax assets: Long-term contracts	$15,012	$9,284
Deferred employee benefits	21,396	15,559
Inventory	7,712	6,970
Restructuring costs	1,317	2,065
Accrued liabilities and other items	7,415	6,164
Total deferred tax assets	52,852	40,042
Deferred tax liabilities: Depreciation and amortization	(7,033)	(7,124)
Intangibles	(2,413)	(1,509)
Other items	(1,320)	(898)
Total deferred tax liabilities	(10,766)	(9,531)
Net deferred tax asset before valuation allowance	42,086	30,511
Valuation allowance	(2,163)	(2,005)
Net deferred tax asset after valuation allowance	$39,923	$28,506

    Valuation allowances of $2,163 and $2,005 at December 31, 2004 and 2003 reduced the deferred tax asset attributable to foreign loss and state loss and credit carryforwards to an amount that, based upon all available information, is more likely than not to be realized. Reversal of the valuation allowance is contingent upon the recognition of future taxable income in the respective jurisdiction or changes in circumstances which cause the recognition of the benefits of the loss carryforwards to become more likely than not. The net increase in the valuation allowance of $158 is due to the generation of $301 state loss and tax credit carryforwards, offset by $143 of current and anticipated utilization of Canadian tax loss carryforwards. Canadian tax loss carryforwards are approximately $3,148, and could expire between 2005 and 2010. State carryforwards are in numerous jurisdictions with varying lives.

No valuation allowance has been recorded against other deferred tax assets because the corporation believes that these deferred tax assets will, more likely than not, be realized. This determination is based largely upon the corporation’s anticipated future income, as well as its ability to carryback reversing items within two years to offset taxes paid. In addition, the corporation has the ability to offset deferred tax assets against deferred tax liabilities created for such items as depreciation and amortization.

Pre-tax income from foreign operations amounted to $3,227, $1,736 and $69 in 2004, 2003 and 2002 respectively. Income taxes have not been provided on undistributed earnings of $4,944 from foreign subsidiaries since it is the corporation’s intention to permanently reinvest such earnings or to distribute them only when it is tax efficient to do so. It is impracticable to estimate the total tax liability, if any, which would be caused by the future distribution of these earnings. It is anticipated that the corporation’s repatriation policy will not be impacted by the recently enacted provisions of the American Jobs Creation Act of 2004.

The provision for income taxes differs from that computed at the federal statutory corporate tax rate as follows:

	2004	2003	2002
Federal tax (benefit) at 35% statutory rate	$(6,007)	$11,141	$(17,824)
State income taxes, net of federal benefit	(127)	810	682
Tax effect of: Prior years’ overaccruals	—	(329)	(1,156)
Compensation	617	95	502
Meals and entertainment	413	398	392
Other, net	(238)	310	79
Income taxes (benefit)	$(5,342)	$12,425	$(17,325)

Cash payments for income taxes, net of refunds, were $2,198, $2,062, and $3,562 in 2004, 2003 and 2002, respectively.

PENSION PLAN
The corporation has a non-contributory defined benefit pension plan covering the full-time U.S. employees of all U.S. subsidiaries (with the exception of certain acquired companies that have not adopted the plan). Employees become participants of the plan upon their completion of hours of service requirements. Benefits under this plan are generally based upon an employee’s years of service and compensation levels during employment with an offset provision for social security benefits. Plan assets are invested in a diversified portfolio consisting of equity and fixed income securities (including $9,646 of Class A common stock of Kaman Corporation at December 31, 2004). The corporation uses a December 31 measurement date for its pension plan.

    The pension plan costs were computed using the projected unit credit actuarial cost method and include the following components:

	2004	2003	2002
Service cost for benefits earned during the year	$10,233	$10,000	$10,061
Interest cost on projected benefit obligation	24,653	24,348	24,045
Expected return on plan assets	(28,675)	(31,445)	(32,761)
Net amortization and deferral	6	6	(1,382)
Net pension cost (income)	$6,217	$2,909	$(37)

The change in actuarial present value of the projected benefit obligation is as follows:

December 31	2004	2003
Projected benefit obligation at beginning of year	$389,892	$361,213
Service cost	10,233	10,000
Interest cost	24,653	24,348
Actuarial liability loss	27,166	12,902
Benefit payments	(19,590)	(18,571)
Projected benefit obligation at end of year	$432,354	$389,892

The actuarial liability losses for 2004 and 2003 are principally due to effect of the changes in the discount rate.

The change in fair value of plan assets is as follows:

December 31	2004	2003
Fair value of plan assets at beginning of year	$386,848	$337,813
Actual return on plan assets	39,924	66,200
Employer contribution	—	1,406
Benefit payments	(19,590)	(18,571)
Fair value of plan assets at end of year	$407,182	$386,848

December 31	2004	2003
Excess (deficiency) of assets over projected benefit obligation	$(25,171)	$(3,044)
Unrecognized prior service cost	564	570
Unrecognized net (gain) loss	19,488	3,572
Accrued (prepaid) pension cost	$5,119	$(1,098)

The accumulated benefit obligation for the pension plan was $389,471 and $350,635 at December 31, 2004 and 2003, respectively.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2005	$21,137
2006	21,695
2007	22,101
2008	22,834
2009	23,955
2010 - 2014	136,513

The actuarial assumptions used in determining both benefit obligations of the pension plan are as follows:

December 31	2004	2003
Discount rate	6.0%	6.5%
Average rate of increase in compensation levels	3.5%	3.5%

The actuarial assumptions used in determining the net periodic benefit cost of the pension plan are as follows:

December 31	2004	2003
Discount rate	6.5%	7.0%
Expected return on plan assets	8.0%	8.5%
Average rate of increase in compensation levels	3.5%	4.0%

The expected return on plan assets rate was determined based upon historical returns adjusted for estimated future market fluctuations.

The weighted-average asset allocations by asset category are as follows:

December 31	2004	2003
Equity securities	64%	58%
Fixed income securities	36%	42%
Total	100%	100%

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

The target equity/fixed asset allocation ratio is 60%/40% over the long term. If the ratio for any asset class moves outside permitted ranges, the pension plan’s Administrative Committee (the management committee that is responsible for plan administration) will act through an immediate or gradual process, as appropriate, to reallocate assets.

Under the current investment policy no investment is made in commodities, nor are short sales, margin buying hedges, covered or uncovered call options, puts, straddles or other speculative trading devices permitted. No manager may invest in international securities, inflation linked treasuries, real estate, private equities, or securities of Kaman Corporation without authorization from the corporation. In addition, with the exception of U.S. Government securities, managers’ holdings in the securities of any issuer, at the time of purchase, may not exceed 7.5% of the total market value of that manager’s account.

Investment manager performance is evaluated over various time periods in relation to peers and the following indexes: Domestic Equity Investments, S&P 500; International Equity Investments, Morgan Stanley EAFE; Fixed Income Investments, Lehman Brothers’ Aggregate.

The corporation expects to contribute $4,900 to the pension plan in 2005.

The corporation also maintains a defined contribution plan which has been adopted by certain of its U.S. subsidiaries. All employees of adopting employers who meet the eligibility requirements of the plan may participate. Employer matching contributions are currently made to the plan with respect to a percentage of each participant’s pre-tax contribution. For each dollar that a participant contributes, up to 5% of compensation, participating subsidiaries make employer contributions of fifty cents ($.50). Employer contributions to the plan totaled $2,917, $2,900 and $3,019 in 2004, 2003 and 2002, respectively.

Certain acquired U.S. subsidiaries maintain their own defined contribution plans for their eligible employees. Employer matching contributions are made on a discretionary basis.

OTHER LONG-TERM LIABILITIES
Other long-term liabilities consist of the following:

December 31	2004	2003
Supplemental employees’ retirement plan	$19,455	$15,199
Deferred compensation	9,050	8,521
Minority Interest	1,046	1,254
Other	3,983	2,975
Total	$33,534	$27,949

    The corporation has a non-qualified Supplemental Employees’ Retirement Plan (“SERP”). The SERP provides certain key executives, whose compensation is in excess of the limitations imposed by federal law on the qualified defined benefit pension plan with supplemental benefits based upon eligible earnings, years of services and age at retirement.

Major assumptions used in the accounting for SERP liability include a discount rate of 6.0% and 6.5% for 2004 and 2003, respectively, rate of increase in employee compensation levels, assumed retirement date and mortality rate.

COMMITMENTS AND CONTINGENCIES
Rent commitments under various leases for office space, warehouses, land and buildings expire at varying dates from January 2005 to December 2013. The standard term for most leases ranges from 3 to 5 years. Some of the corporation’s leases have rent escalations, rent holidays or contingent rent that, if significant, are recognized on a straight-lined basis over the entire lease term. Material leasehold improvements and other landlord incentives are amortized over the shorter of its economic life or the lease term, including renewal periods, if reasonably assured. Certain annual rentals are subject to renegotiation, with certain leases renewable for varying periods. The corporation recognizes rent expense for leases on a straight-line basis over the entire lease term.

Lease periods for machinery and equipment range from 1 to 5 years.

Substantially all real estate taxes, insurance and maintenance expenses are obligations of the corporation. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

The following future minimum rental payments are required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2004:

2005	$14,390
2006	10,648
2007	6,682
2008	2,852
2009	2,224
Thereafter	5,191
Total	$41,987

Lease expense for all operating leases, including leases with terms of less than one year, amounted to $16,585, $15,878 and $15,172 for 2004, 2003 and 2002, respectively.

The corporation is in discussions with U.S. Naval Air Systems Command (NAVAIR) regarding the potential purchase by the company of a portion of the Bloomfield complex that Aerospace currently leases from NAVAIR and has operated for several decades for the principal purpose of performing U.S. government contracts. As of the end of 2004, there has been no finalization as to the method that would be used to calculate the purchase price of that portion of the Bloomfield complex. In conjunction with the purchase of the property, there is a possibility that the corporation may agree to undertake some level of environmental remediation as part of the sale of the property. Management has considered the liability based upon the guidance set forth in Statement of Financial Accounting Standards No. 5 (“SFAS 5”) and has not been able to determine a range or magnitude of the potential environmental liability for disclosure purposes as of December 31, 2004.

From time to time, the corporation is subject to various claims and suits arising out of the ordinary course of business, including commercial, employment and environmental matters. While the ultimate result of all such matters is not presently determinable, based upon its current knowledge, management does not expect that their resolution will have a material adverse effect on the corporation’s consolidated financial position.

The corporation’s Electro-Optics Development Center (“EODC”) submitted a claim for $6,300 to the University of Arizona in April 2004 to recover additional costs that the corporation believes are a result of changes in the scope of the project being performed under a $12,800 fixed-price contract with the University. The corporation was unable to resolve the matter and filed suit in September 2004 to recover these costs. Work on the project was also discontinued at that time. As discussed in the Accounts Receivable note, the corporation recorded a fourth quarter 2004 non-cash sales and pre-tax earnings adjustment of $3,471 due to the change in the corporation’s expectation about the likelihood of performing further work under the contract. The University filed a counterclaim and the litigation process is ongoing. Management has not been able to make a determination as to the outcome of the litigation as of December 31, 2004.

COMPUTATION OF EARNINGS (LOSS) PER SHARE
The earnings (loss) per share - basic computation is based on the net earnings (loss) divided by the weighted average number of shares of common stock outstanding for each year.

The earnings (loss) per share - diluted computation assumes that at the beginning of the year the 6% convertible subordinated debentures are converted into Class A common stock with the resultant reduction in interest costs net of tax. The earnings (loss) per share - diluted computation also includes the common stock equivalency of dilutive options granted to employees under the Stock Incentive Plan. Excluded from the earnings (loss) per share - diluted calculation are options granted to employees that are anti-dilutive based on the average stock price of 184,571, 315,884 and 110,622 for the years ended December 31, 2004, 2003 and 2002, respectively.

	2004	2003	2002
Earnings (loss) per share - basic Net earnings (loss)	$(11,822)	$19,405	$(33,601)
Weighted average shares outstanding (000)	22,700	22,561	22,408
Earnings (loss) per share - basic	$(.52)	$.86	$(1.50)
Earnings (loss)
per share - diluted
Net earnings (loss)	$(11,822)	$$19,405	$(33,601)
Plus:
After-tax interest savings on convertible debentures	—	806	—
Net earnings (loss) assuming conversion	$(11,822)	$20,211	$(33,601)
Weighted average shares outstanding (000)	22,700	22,561	22,408
Plus shares issuable on: Conversion of 6% convertible debentures	—	938	—
Exercise of dilutive options	—	43	—

Weighted shares outstanding assuming conversion (000)	22,700	23,542	22,408
Earnings (loss) per share - diluted [1]	$(.52)	$.86	$(1.50)

1:
The calculated diluted earnings (loss) per share amounts for 2004 and 2002 are anti-dilutive, therefore, amounts shown are equal to the basic earnings (loss) per share calculation. Potentially diluted average shares outstanding of 942,000 and 1,145,000 from the conversion of the debentures and the exercise of dilutive stock options for the years ended December 31, 2004 and 2002, respectively, have been excluded from the average diluted shares outstanding due to the loss from operations in those years. Additionally, after-tax interest savings on convertible debentures of $807 and $918 for the years ended December 31, 2004 and 2002, respectively, have been excluded from net earnings (loss) due to the loss in operations in those years.

STOCK PLANS
    Employees Stock Purchase Plan - The Kaman Corporation Employees Stock Purchase Plan allows employees to purchase Class A common stock of the corporation, through payroll deductions, at 85% of the market value of shares at the time of purchase. The plan provides for the grant of rights to employees to purchase a maximum of 1,500,000 shares of Class A common stock. There are no charges or credits to income in connection with the plan. During 2004, 111,669 shares were issued to employees at prices ranging from $9.45 to $12.61. During 2003, 129,787 shares were issued to employees at prices ranging from $8.02 to $11.90 per share. During 2002, 115,316 shares were issued to employees at prices ranging from $8.59 to $15.33 per share. At December 31, 2004, there were approximately 623,818 shares available for offering under the plan.

Stock Incentive Plan - The 2003 Stock Incentive Plan (the “2003 Plan”) which was effective November 1, 2003, was approved by shareholders at the 2004 annual meeting. In general, the 2003 Plan provides for the issuance of 2,000,000 shares of Class A common stock and includes a continuation and extension of the stock incentive program embodied in the 1993 Stock Incentive Plan (the “1993 Plan”), which expired on October 31, 2003. As with the 1993 Plan, the 2003 Plan provides for the grant of non-statutory stock options, incentive stock options, restricted stock awards and stock appreciation rights primarily to officers and other key employees.

The 1993 and 2003 plans also include a long-term incentive award feature under which senior executives specifically designated for participation are given the opportunity to receive award payments in a combination of cash and stock at the end of a three-year performance cycle, including a transition period of a two-year performance cycle. For the performance cycle, the corporation’s financial results are compared to the Russell 2000 indices using the following specific measures: average return on total capital, earnings per share growth and total return to shareholders. Full award payments under this long-term incentive feature are not made unless the corporation’s performance is at least in the 50th percentile of the designated indices. In addition, the 2003 Plan contains provisions intended to qualify the plan under Section 162(m) of the Internal Revenue Code of 1986, as amended. As of December 31, 2004, the corporation had accrued $2,890 for the long-term incentive award feature.

At December 31, 2004, there were 2,070,509 shares available for the granting of stock options.

Stock options are granted at prices not less than the fair market value at the date of grant. Options granted under the plan generally expire ten years from the date of grant and are exercisable on a cumulative basis with respect to 20% of the optioned shares on each of the five anniversaries from the date of grant. Restricted stock awards are generally granted with restrictions that lapse at the rate of 20% per year and are amortized through equity accordingly. Stock appreciation rights generally expire ten years from the date of grant and are exercisable on a cumulative basis with respect to 20% of the rights on each of the five anniversaries from the date of grant. These awards are subject to forfeiture if a recipient separates from service with the corporation.

    Stock option activity is as follows:

Stock options outstanding:	OPTIONS	WEIGHTED- AVERAGE EXERCISE PRICE
Balance at January 1, 2002	1,259,130	$13.71
Options granted	211,500	14.50
Options exercised	(172,010)	11.60
Options cancelled	(79,820)	14.76
Balance at December 31, 2002	1,218,800	14.08
Options granted	171,500	9.90
Options exercised	(31,310)	9.65
Options cancelled	(83,320)	13.47
Balance at December 31, 2003	1,275,670	13.67
Options granted	176,565	14.03
Options exercised	(48,350)	10.13
Options cancelled	(76,080)	14.07
Balance at December 31, 2004	1,327,805	$13.82
Weighted average contractual life remaining at December 31, 2004		5.7 years
Range of exercise prices for options	$9.90-	$13.46-
outstanding at December 31, 2004	$13.45	$17.00
Options outstanding	407,530	920,275
Options exercisable	254,130	560,110
Weighted average contractual remaining life of options outstanding	5.2 years	5.9 years
Weighted average exercise price: Options outstanding	$10.78	$15.17
Options exercisable	$11.20	$15.40

    As of December 31, 2003 and 2002 there were 680,170 and 553,870 options exercisable, respectively.

Restricted stock awards were made for 9,000 shares at $14.68 per share in 2004, 53,500 shares at prices ranging from $9.90 to $9.91 per share in 2003 and 56,000 shares at prices ranging from $14.50 to $17.74 per share in 2002. At December 31, 2004, there were 96,740 shares remaining subject to restrictions pursuant to these awards.

Stock appreciation rights were issued for 314,300 shares at $9.90 per share in 2003 and 136,000 shares at $14.50 per share in 2002, to be settled only for cash. There were no stock appreciation rights issued in 2004. The corporation recorded expense for stock appreciation rights of $212 in 2004 and $585 in 2003, and income of $440 in 2002 due to fluctuations in the market price of the shares.

SEGMENT INFORMATION
The corporation reports results in three business segments - Aerospace, Industrial Distribution and Music.

The Aerospace segment produces aircraft structures and components for military and commercial aircraft, including specialized aircraft bearings, markets and supports the SH-2G Super Seasprite naval helicopter and the K-MAX medium-to-heavy lift helicopter, and provides various advanced technology products serving critical specialized markets including missile and bomb fuzing.

The Industrial Distribution segment is the nation’s third largest distributor of power transmission, motion control, material handling and electrical components and a wide range of bearings. Products and value-added services are offered to a customer base of more than 50,000 companies representing a highly diversified cross-section of North American industry.

The Music segment is the largest independent distributor of musical instruments and accessories, offering more than 15,000 products for amateurs and professionals. Proprietary products include Ovation®, Takamine®, and Hamer® guitars, Latin Percussion® and Toca® instruments, Gibraltar® percussion hardware and Gretsch® professional drum sets.

Summarized financial information by business segment is as follows:

	2004	2003	2002
Net sales:
Aerospace	$252,348	$251,161	$275,942
Industrial Distribution	581,843	497,895	477,156
Music	161,001	145,443	127,678
	$995,192	$894,499	$880,776
Operating income (loss):
Aerospace	$(14,303)	$14,848	$(55,208)
Industrial Distribution	19,338	12,672	12,344
Music	11,085	9,510	7,157
Net gain on sale of product lines and other assets	199	18,163	2,299
Corporate expense	(28,850)	(19,090)	(13, 201)
Operating income (loss)	(12,531)	36,103	(46,609)
Interest expense, net	(3,580)	(3,008)	(2,486)
Other expense, net	(1,053)	(1,265)	(1,831)
Earnings (loss) before income taxes	$(17,164)	$31,830	$(50,926)
Identifiable assets:
Aerospace	$289,343	$294,345	$308,275
Industrial Distribution	164,711	150,115	144,585
Music	76,764	65,704	68,448
Corporate	31,513	18,147	14,232
	$562,331	$528,311	$535,540
Capital expenditures:
Aerospace	$3,615	$7,321	$5,255
Industrial Distribution	2,709	1,079	1,494
Music	1,074	522	515
Corporate	141	147	337
	$7,539	$9,069	$7,601
Depreciation and amortization:
Aerospace	$5,468	$6,138	$6,773
Industrial Distribution	1,972	1,989	2,457
Music	963	1,143	1,278
Corporate	566	749	1,112
	$8,969	$10,019	$11,620

	2004	2003	2002
Geographic information - net sales: United States	$859,539	$760,444	$758,240
Australia/New Zealand	44,278	52,453	64,071
Canada	37,205	31,469	28,049
Europe	29,857	27,400	14,933
Mexico	13,462	13,652	8,046
Japan	4,272	4,774	4,492
Other	6,579	4,307	2,945
	$995,192	$894,499	$880,776

Operating income is total revenues less cost of sales and selling, general and administrative expense including corporate expense. Operating income includes net gain on sale of product lines and other assets of which $17,415 related to the sale of the EDC operation in 2003 and $1,928 related to the sale of the microwave product line in 2002.

During 2004, the Aerospace segment recorded adjustments of approximately $41,600 primarily consisting of non-cash sales adjustments for MD Helicopters, Inc., University of Arizona and Boeing Harbour Point. Further adjustments relate to additional accrued contract loss for the Australian SH-2G(A) program and product warranty related issue for Dayron. During the second quarter of 2002, the segment recorded a pre-tax charge of $85,969 to cover the write-down of K-MAX helicopter assets, principally inventories; for cost growth associated with the Australian SH-2G(A) helicopter program; and to phase out operations at the company’s Moosup, Connecticut plant by the end of 2003. The SH-2G(A) contract has been in a loss position since 2002.

Identifiable assets are year-end assets at their respective net carrying value segregated as to segment and corporate use.

For the periods presented, the corporate assets are principally comprised of cash, short-term and long-term deferred income tax assets, cash surrender value for life insurance policies and fixed assets. The increase in corporate assets are principally due to a significant increase in the net deferred income taxes of $10,995 and an increase in prepaid insurance of $2,039.

Net sales by the Aerospace segment made under contracts with U.S. Government agencies (including sales to foreign governments through foreign military sales contracts with U.S. Government agencies) account for $112,540, $91,618 and $102,241 in 2004, 2003 and 2002, respectively.

Sales made by the Aerospace segment under a contract with one customer were $39,634, $46,322 and $52,029 in 2004, 2003 and 2002, respectively.