Form 10-K, Exhibit 13
period 2005-12-31
KAMAN CORP
filed 2006-02-27
CIK 54381

Exhibit 13

FIVE—YEAR SELECTED FINANCIAL DATA
KAMAN CORPORATION AND SUBSIDIARIES
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS, SHAREHOLDERS AND EMPLOYEES)

	2005[1,2,4]	2004[5]	2003[4,6]	2002[4,7]	2001[4,8]
OPERATIONS
Net sales	$1,101,196	$995,192	$894,499	$880,776	$875,869
Cost of sales	814,385	770,285	671,591	723,176	673,004
Selling, general and administrative expense	256,241	239,368	206,416	199,520	189,530
Net (gain) loss on sale of product lines and other assets	27	(199)	(18,163)	(2,299)	(2,637)
Restructuring costs	—	—	—	8,290	—
Other operating income	(2,214)	(1,731)	(1,448)	(1,302)	(1,076)
Operating income (loss)	32,757	(12,531)	36,103	(46,609)	17,048
Interest expense, net	3,046	3,580	3,008	2,486	623
Other expense, net	860	1,053	1,265	1,831	761
Earnings (loss) before income taxes	28,851	(17,164)	31,830	(50,926)	15,664
Income tax benefit (expense)	(15,823)	5,342	(12,425)	17,325	(3,950)
Net earnings (loss)	13,028	(11,822)	19,405	(33,601)	11,714

FINANCIAL POSITION
Current assets	$458,808	$450,335	$418,851	$414,245	$442,651
Current liabilities	223,276	226,105	160,555	157,094	141,260
Working capital	235,532	224,230	258,296	257,151	301,391
Property, plant and equipment, net	51,592	48,958	51,049	61,635	60,769
Total assets	598,497	562,331	528,311	535,540	521,946
Long-term debt	62,235	18,522	36,624	60,132	23,226
Shareholders’ equity	269,754	284,170	303,183	291,947	333,581

PER SHARE AMOUNTS
Net earnings (loss) per share - basic	$.57	$(.52)	$.86	$(1.50)	$.52
Net earnings (loss) per share - diluted	.57	(.52)	.86	(1.50)	.52
Dividends declared	.485	.44	.44	.44	.44
Shareholders’ equity	11.28	12.48	13.40	13.00	14.97

Market price range	24.48	15.49	14.91	18.81	19.50
	10.95	10.71	9.40	9.42	10.90

AVERAGE SHARES OUTSTANDING[3]
Basic	23,038	22,700	22,561	22,408	22,364
Diluted	23,969	22,700	23,542	22,408	23,649

GENERAL STATISTICS
Registered shareholders	4,779	5,192	5,509	5,634	5,869
Employees	3,712	3,581	3,499	3,615	3,780

1:	Cost of sales for 2005 includes $16,810 of accrued contract loss for the Australia SH-2G(A) helicopter program.
2:	Results for 2005 included $8,265 of expense for the company’s stock appreciation rights, $3,339 for legal and financial advisory fees associated with the recapitalization and $7,698 recorded for recovery of previously written off amounts for MD Helicopters, Inc. (MDHI).
3:	Average shares outstanding during 2005 increased principally due to the completion of the recapitalization in November 2005.
4:	Includes the activity of certain significant entities from date of acquisition as further described in Note 3 in the Financial Statements including: MBT Holdings Corp.-2005; Industrial Supplies, Inc.-2003; Latin Percussion, Inc., RWG Frankenjura-Industrie Flugwerklager GmbH, Dayron, equity interest in Delamac de Mexico S.A. de C.V.-2002; Plastic Fabricating Company, Inc. and A-C Supply, Inc.-2001
5:	The 2004 results are net of non-cash adjustments, of approximately $41,600 for certain programs with MDHI, Royal Australian Navy, Boeing Harbour Pointe and the University of Arizona, which are further described in Note 4 and 9 in the Financial Statements.
6:	The company sold its Electromagnetics Development Center during first quarter 2003 as further described in Note 3 in the Financial Statements.
7:	Cost of sales for 2002 includes the write-off of K-MAX inventories and fixed assets of $50,000, Moosup facility assets of $2,679, and $20,908 of accrued contract loss for the Australia SH-2G(A) helicopter program, all of which are associated with the Aerospace segment
8:	Results for 2001 were adversely impacted by a second quarter sales and pre-tax earnings adjustments of $31,181 attributable to the Australia SH-2G(A) helicopter program in the Aerospace segment.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

KAMAN CORPORATION AND SUBSIDIARIES

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to provide readers of our consolidated financial statements with the perspectives of management in the form of a narrative regarding our financial condition, results of operations, liquidity and certain other factors that may affect our future results. This will allow our shareholders to obtain a stronger understanding of our businesses, strategies, current trends and future prospects. The MD&A is presented in seven sections:

I.	Overview of Business
II.	Executive Summary/Highlights
III.	Results of Operations
IV.	Critical Accounting Estimates
V.	Liquidity and Capital Resources
VI.	Contractual Obligations and Off-Balance Sheet Arrangements
VII.	Recent Accounting Standards

Our MD&A should be read in conjunction with the Consolidated Financial Statements and related Notes included in this Annual Report on Form 10-K.

I.	OVERVIEW OF BUSINESS

Kaman Corporation is composed of three business segments: Aerospace, Industrial Distribution, and Music.

AEROSPACE SEGMENT

In early 2005, the Aerospace segment completed its realignment to provide for more transparency and accountability through a more focused management structure. This segment now has four primary operating units: Aerostructures, Fuzing, Helicopters and Kamatics.

The Aerostructures Division produces aircraft subassemblies and other parts for commercial airliners and the C-17 military transport, and also performs helicopter subcontract work. Operations are conducted at the Jacksonville, Florida and Wichita, Kansas (Plastic Fabricating Company) facilities.

The Fuzing Division manufactures products for military and commercial markets, primarily related to military safe, arm and fuzing devices for several missile and bomb programs; as well as precision non-contact measuring systems for industrial and scientific use; and high reliability memory systems for airborne, shipboard, and ground-based programs. Principal customers include the U.S. military, General Dynamics, Raytheon, Lockheed Martin and Boeing. Operations are conducted at the Middletown, Connecticut and Orlando, Florida (Dayron) facilities.

The Helicopters Division supports and markets Kaman SH-2G maritime helicopters operating with foreign militaries as well as K-MAX “aerial truck” helicopters operating with government and commercial customers in several countries. The SH-2G helicopter program generally consists of remanufacture of the company's SH-2F helicopters to the SH-2G configuration or refurbishment, upgrades and ongoing support of existing SH-2G helicopters. The SH-2, including its F and G configurations, was originally manufactured for the U.S. Navy. The SH-2G aircraft is currently in service with the Egyptian Air Force and the New Zealand and Polish navies. Upon completion of the Australia SH-2G (A) program, the aircraft will also be in service with the Royal Australian Navy (RAN). The division also has other small manufacturing programs and markets its helicopter engineering expertise on a subcontract basis. Operations are primarily conducted at the Bloomfield, Connecticut facility.

Kamatics primarily manufactures proprietary self-lubricating bearings used in aircraft flight controls, turbine engines and landing gear that are currently used in almost all military and commercial aircraft in production in North and South America and Europe as well as driveline couplings for helicopters. These are market-leading products for applications requiring a highly sophisticated level of engineering and specialization in the airframe bearing market. Operations are conducted at the Bloomfield, Connecticut and Dachsbach, Germany (RWG) facilities.

INDUSTRIAL DISTRIBUTION SEGMENT

The Industrial Distribution segment is the third largest North American industrial distributor serving the bearings, electrical/mechanical power transmission, fluid power, motion control and materials handling markets. We offer more than 1.7 million items, as well as value-added services, to a base of more than 50,000 companies representing a highly diversified cross section of North American industry. The segment footprint of nearly 200 locations covers 70 of the top 100 industrial markets in the U.S.

MUSIC SEGMENT

The Music segment is the largest independent distributor of musical instruments and accessories in the United States, offering more than 20,000 products for amateurs and professionals. Our premium branded products, many of which are brought to the market on an exclusive basis, and our market-leading business-to-business systems for our customer base of over 10,000 retailers nationwide, contribute to the performance of the business. The segment's array of fretted instruments includes premier and proprietary products, such as the Ovation® and Hamer® guitars, and Takamine® guitars which is under an exclusive distribution agreement. We have also significantly extended our line of percussion products and accessories over the past few years, through acquiring Latin Percussion® (the leading supplier of hand percussion instruments) and enhancing the CB®, Toca® and Gibraltar® lines to include an exclusive distribution agreement with Gretsch® drums. During 2005, the segment learned that we will become the exclusive U.S. distributor of Sabian Cymbals® effective April 1, 2006.

While the vast majority of the segment’s sales are to North American customers, we continue to build our presence in key international markets including Europe, Asia and Australia. Music segment operations are headquartered in Bloomfield, Connecticut and conducted from a manufacturing plant in New Hartford, Connecticut and strategically placed warehouse facilities that primarily cover North America.

II.	EXECUTIVE SUMMARY

The following is a summary of key events that occurred during 2005:

OPERATIONS SUMMARY

•
In November 2005, the company successfully completed our recapitalization. A single class of voting common stock replaced the former dual class structure, which featured Class A non-voting stock and Class B voting stock. All of our shareholders now have the advantage of our new “one-share, one-vote” capital structure. We believe that, with this new structure, our shareholders will have greater opportunity to realize the underlying value of the company’s assets and businesses.

•	We have completed the first full year of operations for the newly realigned Aerospace segment with each operating unit within the segment reporting positive operating results for 2005.

•
Operations at the Jacksonville facility continue to improve and we are now focused on our growth strategies including an emphasis on subcontracting exemplified by our contract to manufacture cockpits for several models of the Sikorsky BLACK HAWK helicopter.

•
During 2005, we recorded an additional $16.8 million charge related to an increase in anticipated costs to complete the SH-2G(A) program for the RAN. We continue to work on this complex program and believe that we will deliver the first fully functional aircraft in mid-2006.

•
The Music segment acquired MBT Holdings Corp. and its subsidiaries (now known as Musicorp) in August 2005. This acquisition will allow us to take advantage of logistical and operating efficiencies needed to continue to compete effectively.

FINANCIAL SUMMARY

•	In August 2005, we replaced our maturing credit facility with a new five-year $150 million revolving credit facility. This new facility will support the segments growth strategies.

•
In the fourth quarter of 2005, we entered into a multi-year agreement with MD Helicopters, Inc. ("MDHI") for the production of rotor blades and other components, primarily for the MD Explorer helicopter. During 2005, the company recorded $7.7 million of pretax income related to previously written off sales and accounts receivable.

•	We recorded $8.3 million in stock appreciation rights expense as a result of a significant increase in our stock price during 2005.

•	As a direct result of the recapitalization, we recorded $3.3 million in legal and financial advisory expenses.

•	We increased our quarterly dividend by 13.6 percent to $0.125 per share. This will result in an annual dividend of $0.50 per share as compared to our previous dividend of $0.44 per share.

•	Net sales for 2005 increased 10.7 percent to $1.1 billion, compared to $995.2 million in 2004.

•	For 2005, the company had net earnings of $13.0 million, or $0.57 per share diluted, compared to a net loss of $11.8 million, or $0.52 loss per share diluted, in 2004.

III.	RESULTS OF OPERATIONS

CONSOLIDATED RESULTS -

The following table presents certain financial results of the company and its business segments:

In millions, except per share data	2005	2004	2003
Net sales
Aerospace	$288.0	$252.4	$251.2
Industrial Distribution	621.9	581.8	497.9
Music	191.3	161.0	145.4
Total net sales	$1,101.2	$995.2	$894.5
% change	10.7%	11.3%	1.6%

Selling, general & administrative expenses (S,G&A)	$256.2	$239.4	$206.4
% of net sales	23.3%	24.1%	23.1%

Operating income (loss)	$32.8	$(12.5)	$36.1
% of net sales	3.0%	(1.3)%	4.0%

Interest expense, net	(3.0)	(3.6)	(3.0)
Other expense, net	(0.9)	(1.1)	(1.3)

Net earnings (loss)	$13.0	$(11.8)	$19.4
Net earnings (loss) per share - basic	$.57	$(.52)	$.86
Net earnings (loss) per share - diluted	.57	(.52)	.86

CONSOLIDATED RESULTS - 2005 COMPARED TO 2004

NET SALES

Total consolidated sales increased $106.0 million in 2005 compared to 2004. Each of the company’s three business segments experienced growth in sales during 2005 as compared to 2004. The sales growth was mainly a result of organic sales growth of $77.3 million. The organic growth in sales is attributable to a variety of factors including an improving economic environment in the Aerospace industry as well as continued stability in most of the markets in which the Industrial Distribution segment participates. The Music segment’s recent acquisition of Musicorp contributed $28.7 million of the sales increase.

SELLING, GENERAL & ADMINISTRATIVE EXPENSES

Overall S,G&A expense as a percent of net sales decreased 0.8 percent in 2005 compared to 2004. This was primarily due to increased sales without a proportional increase in S,G&A expenses in all segments. This improvement was partially offset by increases in corporate expenses.

S,G&A expenses increased $16.8 million or 7.0 percent for 2005 compared to 2004. Both the Industrial Distribution and Music segments experienced S,G&A expense growth whereas the Aerospace segment’s S,G&A expense decreased. Please refer to each segment discussion for a separate analysis of these expenses. Of the total $16.8 million increase in S,G&A expense, corporate expenses contributed $14.1 million (or 83.9 percent) of the total growth. The increase in corporate expenses during 2005 compared to 2004 related principally to $8.3 million in stock appreciation rights (SAR) expense. SAR expense is driven by changes in the market value of shares of the company’s common stock. These rights were granted to certain principal executives of the company from 1997 to 2003 as a long-term incentive to enhance the value of shareholders’ interests in the company. Since a majority of the rights have now been exercised and no new rights have been awarded since early 2003, changes in the stock price are expected to have a diminished effect on earnings in future periods. The total increase in incentive compensation expense was essentially offset by a decrease in supplemental employees retirement plan expenses during 2005. Additionally, in 2005 corporate expenses included an additional $3.3 million in legal and financial advisory fees primarily related to the recapitalization and $0.8 million for an additional reserve related to the closing of the Moosup facility.

OPERATING INCOME

Operating income increased $45.3 million to $32.8 million for 2005 compared to an operating loss of $12.5 million for 2004. The Aerospace segment contributed $33.3 million of operating income to 2005 results as compared to a loss of $14.3 million in 2004. The 2004 results included negative adjustments of $41.6 million involving various aspects of the Aerospace segment as previously disclosed. Each operating unit within the Aerospace segment generated positive operating income for 2005 as compared to 2004 when the Kaman aerospace subsidiary experienced operating losses, which were partially offset by the operating income from Kamatics. Industrial Distribution segment operating income increased $10.1 million for 2005 compared to 2004 while the Music segment operating income increased $1.9 million primarily as a result of the August 2005 acquisition of Musicorp. These increases in operating income more than offset the previously discussed increase in corporate expenses.

ADDITIONAL CONSOLIDATED RESULTS

Interest expense, net, decreased 14.9 percent to $3.0 million for 2005 compared to $3.6 million for 2004. Interest expense, net generally consists of interest charged on the revolving credit facility offset by interest income. The decrease is the net result of (a) higher interest rates charged on borrowings in 2005 resulting in an additional $0.4 million in interest expense and (b) an increase in interest income as a result of $0.9 million of interest payments received from MDHI in 2005.

The effective income tax rate was 54.8 percent for 2005 as compared to a tax benefit rate of 31.1 percent for 2004. The 2005 tax rate was higher than the expected statutory rate primarily due to nondeductible expenses related to the recapitalization, as well as to nondeductible compensation under IRC §162(m), arising principally from stock appreciation right compensation driven by the increase in the price of the company’s shares during 2005. The effective tax rate represents the combined federal, state and foreign tax effects attributable to the pretax earnings for the year.

For 2005, the company had net earnings of $13.0 million, or $0.57 per share diluted, compared to a net loss of $11.8 million, or $0.52 loss per share diluted, in 2004.

OTHER MATTERS

On November 3, 2005, the company completed the recapitalization of its capital stock, which had been approved by holders of both classes of its common stock on October 11, 2005. The recapitalization replaced the company’s previously existing dual class common stock structure (Class A non-voting common and Class B voting common, $1 par value each) with one class of voting common stock, $1 par value. Specifically, each share of Class A non-voting common stock became one share of voting common stock, and each share of Class B voting common stock was reclassified into 3.58 shares of voting common stock or, alternatively, at the election of the holders of such shares, 1.84 shares of voting common stock and an amount in cash equal to $27.10. As a result of the recapitalization, the company paid $13.9 million to shareholders electing the part stock/part cash option. A total of 1,498,851 shares of common stock were issued in exchange for 667,814 shares of Class B voting common stock.

Beginning on November 4, 2005, the symbol under which the company's common stock is traded on the NASDAQ Stock Market was changed to "KAMN."

CONSOLIDATED RESULTS - 2004 AND 2003

NET SALES

The company’s consolidated net sales increased 11.3 percent for 2004 compared to 2003. The company’s Industrial Distribution and Music segments and the Kamatics subsidiary within the Aerospace segment each reported record sales. For the Industrial Distribution segment, the increase reflected the combined effects of an improved industrial economic environment, a full year of benefit from the fourth quarter 2003 acquisition of Industrial Supplies, Inc. (“ISI”), and market share gains. For the Music segment, the increase reflected a good holiday season and demand for the segment’s lines of branded musical instruments and accessories. At Kamatics, the increase reflected improving conditions in commercial and military aviation markets.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased $33.0 million for the year 2004 compared to 2003. The segments had an increase totaling $23.2 million. Please refer to each segment discussion for a separate analysis of these expenses. Corporate expense accounted for $9.8 million (or 29.6 percent) of the total increase in 2004 compared to 2003. The increase in corporate S,G&A costs was largely attributable to an increase in pension expense of $4.7 million, primarily due to a decrease in the discount rate in 2004 compared to 2003. Additionally, the supplemental retirement plan expense increased $2.7 million in 2004 due largely to a decrease in the discount rate year over year as well as additional expense associated with vesting credit for additional years of service of one senior executive based upon the terms of his employment agreement. We also recorded $2.9 million of expense related to the long-term incentive program element of the company’s 2003 Stock Incentive Plan for which there was no correlating expense in 2003, a $0.7 million increase in audit related services attributable to new internal control reporting requirements, and $0.7 million of insurance expense for senior executive life insurance offset by a $1.6 million refund related to group insurance. These increases in corporate expenses were partially offset by a $1.2 million reduction in consulting expense.

OPERATING INCOME

Operating income for the Industrial Distribution segment increased 52.6 percent in 2004 and 2.7 percent in 2003. Operating income for the Music segment increased 16.6 percent in 2004 and 32.9 percent in 2003. The Aerospace segment had operating losses of $14.3 million for 2004 and operating income of $14.8 million for 2003. Results for 2004 reflect the impact of good U.S. industrial production for the Industrial Distribution segment, consumer demand for the Music segment and the $41.6 million in negative adjustments taken in the Aerospace segment to address various program issues. Aerospace segment performance for 2004 reflected difficulties experienced in various operations, including principally the MDHI program, the Australia SH-2G(A) program, the Boeing Harbour Pointe program, the Electro-Optics Development Center (“EODC”) contract dispute with the University of Arizona, and two product warranty-related issues at the Dayron operation. Results for 2003 included an after-tax gain of $10.6 million from the sale of the Electromagnetics Development Center (“EDC”) from the Aerospace segment in January 2003.

ADDITIONAL CONSOLIDATED RESULTS

Net interest expense increased 19.0 percent for the year 2004, principally due to increases in short term interest rates and increased borrowings. For 2003 net interest expense increased, principally due to additional borrowings to fund acquisitions.

For 2004, there was a tax benefit calculated at approximately 31 percent, representing the combined estimated federal and state tax benefit attributable to the loss for the year. The consolidated effective income tax rate for the year 2003 was 39 percent.

For 2004, the company reported a net loss of $11.8 million, or $0.52 net loss per share diluted, compared to net earnings of $19.4 million, or $0.86 earnings per share diluted, in 2003.

AEROSPACE SEGMENT RESULTS -

The following table presents selected financial data for the Aerospace segment:

In millions	2005	2004	2003

Net sales	$288.0	$252.4	$251.2
% change	14.1%	0.5%	(9.0)%

S,G&A expenses	$40.3	$48.5	$40.5
S,G&A as a % of net sales	14.0%	19.2%	16.1%

Operating income	$33.3	$(14.3)	$14.8
Operating income as a % of net sales	11.6%	(5.7)%	5.9%

AEROSPACE SEGMENT- 2005 COMPARED TO 2004

NET SALES

Net sales for the Aerospace segment represent 26.1 percent of total consolidated sales for 2005. In early 2005, the Aerospace segment completed its realignment to provide for more transparency and accountability through a more focused management structure. This segment now has four primary operating units: Aerostructures, Fuzing, Helicopters which were as a result of the realignment of the Aerospace subsidiary, and the Kamatics subsidiary. In the paragraphs that follow you will find further information with respect to sales growth and significant programs for these four operating units.

AEROSTRUCTURES DIVISION

Net sales for 2005 for the Aerostructures Division increased $9.6 million or 21.2 percent to $55.0 million compared to $45.4 million in 2004. The largest drivers of the increase in sales are the production of the cockpit for the Sikorsky BLACK HAWK helicopter as further discussed below, along with additional shipments for the Boeing 777 program based upon an increase in Boeing’s commercial aircraft production. For both 2005 and 2004, the wing structure assembly for the C-17, which is under contract through 2007, continued to be the largest program for Aerostructures.

The multi-year contract with Sikorsky, under which the division manufactures the cockpit for several models of the BLACK HAWK helicopter, was an important element in helping to broaden the business base at the Jacksonville facility, increase sales and improve profitability. The initial work, having a value of $26.4 million, covers 80 units and includes installation of all wiring harnesses, hydraulic assemblies, control pedals and sticks, seat tracks, pneumatic lines, and the composite structure that holds the windscreen. The multi-year contract has follow-on options that, if fully exercised, would include the fabrication of 349 units and bring the total potential value to the division to approximately $100.0 million. Through the end of 2005, we have delivered 16 cockpits to the customer. The division has substantially completed the transition of assuming responsibility for manufacturing the detail parts currently furnished by Sikorsky as well as continuing its present work assembling the cockpits.

2005 AEROSTRUCTURES TRENDS

Since the move from Moosup, CT to the expanded Jacksonville facility in 2003, sales volume through 2004 at Jacksonville had not been sufficient to achieve profitability at that location. During 2005, the division focused on reestablishing levels of customer satisfaction, improving operational efficiencies and increasing our business base in order to establish profitability in the Jacksonville facility. During 2005 we were able to overcome many of these challenging tasks and worked hard to win new work. We will continue to focus on these goals in order to take full advantage of the Jacksonville facility and its potential to increase profitability and improve operations.

    We also continue to work hard to win new programs at our Plastic Fabricating Company (P-FAB) in Wichita, KS facility. In January 2006, P-FAB received a $20.5 million, multi-year contract from the Shenyang Aircraft Corporation of Shenyang, China. P-FAB will manufacture metal and composite bonded panels for the Vertical Fin Leading Edge which will be part of the Shenyang Aircraft Corporation supplied Vertical Fin on the new Boeing 787 Dreamliner. Initial deliveries are scheduled to begin in the third quarter of 2006. Also in January 2006, P-FAB received a $6.7 million award from Sikorsky Aircraft Corporation to manufacture and assemble composite tail rotor pylons for its MH-92 helicopters which will be operated by the Canadian Maritime Defence Forces as CH-148 Cyclones. Initial deliveries of developmental test units for this program are also expected to begin in the third quarter of 2006.

FUZING DIVISION

Net sales for 2005 for the Fuzing Division increased $1.6 million or 2.8 percent to $58.4 million compared to $56.8 million for 2004. The slight increase in sales in 2005 was attributable to additional fuzing and memory and measurement systems sales activity at the Middletown, CT facility. Sales at the Dayron facility remained relatively flat due to a delay in the delivery of product for certain programs partially due to certain manufacturing issues with the JPF program.

As previously reported, Dayron has a contract with the U.S. Air Force for the advanced FMU-152A/B JPF. The contract has a potential value of $168.7 million, if all options for future years’ production are exercised. Releases to date under the current contract plus development and engineering activity, along with special tool and test equipment, bring the total program value from inception to $38.1 million.

2005 FUZING TRENDS

During the fourth quarter of 2005, a technical issue was identified on the JPF program involving a component of the fuze, which resulted in a delay of shipments during the quarter. Management has taken action to address this issue and believes that we have successfully addressed the matter. We also continue to work on material flow and manpower ramp-up to meet production requirements for the JPF program. To further ensure the success of the program, the company is actively marketing the JPF to foreign militaries. Through the end of 2005, the division had received three small orders from foreign militaries. While the early part of the program has been marginally unprofitable, management expects that the program overall will become profitable as operating efficiencies improve, deliveries to the U.S. military increase under the contract and as further orders are received from foreign militaries.

Also, as a result of the warranty matters on certain Dayron fuze programs previously disclosed and slower than anticipated progress related to establishing operating efficiencies and improving upon certain issues within the supply chain at the Dayron facility, deliveries have been delayed and thus inventory levels have increased. Specifically, the FMU-139 program has been delayed for over a year while our customer works out its technical issue with its customer, the U.S. Government. Management expects that this issue will be resolved in 2006 with deliveries on this program extending into 2008. We continue to monitor the program to ensure proper inventory valuation.

HELICOPTERS DIVISION

Net sales for 2005 for the Helicopters Division increased $9.7 million or 14.5 percent to $76.7 million compared to $67.0 million in the corresponding 2004 period. The increase is partially attributable to $6.0 million in additional sales of K-MAX aircraft during 2005. Additionally, the 2004 sales are net of a non-cash sales adjustment for $18.2 million for the division’s MDHI contracts whereas 2005 results include $4.6 million of sales primarily related to the recovery of previously written off amounts from MDHI. This is as a result of the recent agreement with MDHI to resume production of rotor blades, pitchcases and flexbeams, primarily for the MD Explorer helicopter, as previously disclosed.

2005 HELICOPTERS TRENDS: SH-2 PROGRAMS

Work continues on the SH-2G(A) program for Australia, which involves the remanufacture of eleven helicopters with support, including a support services facility, for the RAN. The total contract has a current anticipated value of $758.7 million. The helicopter production portion of the program is valued at $610.7 million, essentially all of which has been recorded as sales through 2005. The associated in-service support center program has a current anticipated value of $148.0 million of which 37.0 percent has been recorded as sales through 2005.

Production of the eleven SH-2G(A) aircraft for the program is essentially complete, with the exception of the fully Integrated Tactical Avionics System (“ITAS”) software. The division's subcontractors, Computer Sciences Corporation and Northrop Grumman, continue to make progress toward completing the software integration and in August 2005 commenced software testing procedures in preparation for final quality acceptance. Based upon the results of this testing, management determined that additional work is necessary prior to entering a final qualification phase that will conclude the complex software acceptance process. As the result of this additional effort and continued work on integration of the software, the division recorded an additional $16.8 million of accrued contract loss during 2005, $2.5 million of which was recorded during the fourth quarter. This contract has been in a loss position since 2002. The remaining accrued contract loss as of December 31, 2005 is $16.0 million. This contract loss accrual continues to be monitored and adjusted as necessary to reflect the anticipated cost of the complex integration process and the results of the testing. Delivery of the first fully operational aircraft complete with the ITAS software is now targeted for mid-2006.

The division continues to maintain a consignment of the U.S. Navy's inventory of SH-2 spare parts under a multi-year agreement that provides the division the ability to utilize certain inventory for support of its SH-2G programs. Also, the division continues to pursue opportunities to refurbish and reactivate the U.S. Navy’s remaining inventory of SH-2G helicopters on an international basis.

The division is currently performing a standard depot level maintenance program for SH-2G aircraft delivered to Egypt in 1998. Work on the first of nine aircraft has been completed, and work on the second aircraft is underway at the Bloomfield, Connecticut, facility. The division has a $5.3 million contract covering maintenance work on the first two aircraft and an option for two additional aircraft. The division is in discussions with the Egyptian government concerning a maintenance program covering the remaining helicopters and various upgrades.

2005 HELICOPTERS TRENDS: OTHER PROGRAMS

The division continues to support K-MAX helicopters that are operating with customers. At the end of 2005, K-MAX inventories included $20.4 million in spare parts and $2.1 million in aircraft. This inventory was written down based upon a market evaluation during 2002 and continues to be re-evaluated for any additional impairment. While the K-MAX helicopter production line remains inactive, the division may consider producing additional aircraft upon receipt of a substantial firm order by a customer. The 2005 and 2004 sales include $14.6 million and $8.6 million respectively from the sale of K-MAX helicopters. The sales of certain of these aircraft were to customers who had previously leased the K-MAX. As of the end of 2005, there is one aircraft remaining in inventory.

Late in the third quarter of 2005 the division received a $6.4 million contract from Sikorsky Aircraft Corp. to assemble mechanical subassemblies for various models of Sikorsky helicopters, including the UH-60 BLACK HAWK and S-76 models. This work is now underway at the Bloomfield plant.

KAMATICS

Net sales for 2005 for the Kamatics subsidiary (which includes RWG Frankenjura-Industrie Flugwerklager GmbH, the company's German aircraft bearing manufacturer) increased $15.1 million or 19.7 percent to $92.2 million compared to $77.1 million in 2004. Kamatics’ improved results were primarily attributable to more shipments of bearing products to Boeing as well as to Airbus and other customers in both the commercial and military sectors.

2005 KAMATICS TRENDS

The outlook for the aerospace industry remained strong during 2005. As order levels grow, Kamatics has continued to increase production levels and establish operating efficiencies to manage additional order activity and backlog. This has led to maintaining delivery schedules, additional sales opportunities and further market penetration, particularly in the European and Asian markets. Kamatics is in the process of preparing for facility expansion to handle the increased demand from its current and future customers.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Overall S,G&A for the Aerospace segment decreased 16.9 percent in 2005 compared to 2004. The decrease was partially attributable to lower personnel costs for certain operating units as well as additional operational efficiencies. There were several non-recurring items that caused the S,G&A in 2004 to be higher than normal and the S,G&A in 2005 to be lower than normal. These included certain non-recurring severance costs of $2.0 million associated with realignment of the Aerospace segment’s management team incurred during 2004. Additionally, during 2005 the Helicopters Division reversed $2.2 million of bad debt expense recorded in 2004 as a result of payments received from MDHI as compared to the write off of bad debt expense from the prior year. These cost savings were offset by an increase in certain Kamatics’ general and administrative expenses of $2.6 million primarily driven by increased sales activity.

OPERATING INCOME

The Aerospace segment contributed $33.3 million of operating income to 2005 results as compared to a loss of $14.3 million in 2004. In 2005, each operating unit within the Aerospace segment generated positive operating income with Kamatics continuing to be the primary contributor. Kamatics experienced an increase in operating income primarily due to increased sales, favorable product mix and continued cost control. The Aerostructures Division’s Jacksonville facility has continued its progress and generated moderately good operating income for 2005. A broader business base at the facility, partially attributable to the Sikorsky program, has contributed to this improvement. The 2005 operating income also includes $7.7 million of recovery as a result of the recent agreement with MDHI. For 2004, all of the operating units experienced operating losses, except for Kamatics. Results for 2004 also included $41.6 million in adjustments involving various aspects of the Aerospace segment as previously described. For both 2005 and 2004, results included $2.7 million and $3.3 million respectively, in idle facility and related costs.

WARRANTY MATTERS

As previously reported, the company has been working to resolve two warranty-related matters that primarily impact our FMU-143 program at the Dayron facility. The first issue involves a supplier's recall of a switch embedded in certain bomb fuzes. The second warranty issue involves bomb fuzes manufactured for the U. S. Army utilizing systems which originated before Dayron was acquired by Kaman that have since been found to contain an incorrect part. As of the end of 2004, Dayron had a warranty reserve of $3.5 million related to these two issues. During 2005, Dayron was released of $2.1 million of liability associated with certain lots of fuzes by the customers, and experienced cost growth of $1.6 million primarily related to the cost to cover additional fuzes identified by the customer. The net reserve as of the end of 2005 related to these two matters is $3.0 million. This represents management’s best estimate of the costs, including re-work, transportation costs and testing, currently expected to be incurred in these matters. As of the end of the year, Dayron has performed limited work for these warranty items. It is expected that work will continue and be completed during 2006.

As a result of the second warranty matter, on March 18, 2005, Dayron was notified that the U.S. Attorney's Office for the Middle District of Florida and the Defense Criminal Investigative Service (DCIS) had initiated an investigation into the matter. Dayron has cooperated fully with the authorities, working to resolve the matter in a mutually satisfactory manner. As of the date of this report, the company has not received any notification from the authorities regarding conclusion of the investigation.

On June 29, 2005, the company notified its two affected customers of a non-conforming part that may have an impact on certain aircraft panels manufactured by the Aerostructures facility in Wichita, Kansas, beginning in September 2002. As a result of this matter, the company recorded a warranty accrual of $1.0 million during 2005, in anticipation of incurring its estimated share of certain costs to replace and install the panels on certain aircraft. As of December 31, 2005, $0.8 million is available for the completion of this matter. Management is working with its customers to resolve this issue in a mutually satisfactory manner.

OTHER AEROSPACE MATTERS

The litigation instituted by the company against the University of Arizona in September 2004 is currently scheduled for a jury trial in late March 2006. The company's claim is for $6.0 million, an amount that management believes is owed to the Electro-Optics Development Center of Kaman Aerospace Corporation as a result of work it performed beyond the scope of a $12.8 million contract with the University and which the University refused to address under the changes clause in the contract. The University had filed a counterclaim in the suit for unspecified damages, but has recently indicated in court papers that its current claim is in the range of $14.4 million. Management is developing its analysis of the University's figures as part of the litigation discovery process.  In addition, on February 23, 2006, the University requested the court to reconsider a decision that it rendered on February 22, 2006 which, among other things, denied the University's motion seeking dismissal of the company's breach of contract claim as not timely filed under state law. There is no required timeframe for the court to rule on this request for reconsideration.

During 2005, management continued its discussions with the U.S. Naval Air Systems Command (“NAVAIR”) regarding the potential purchase of a portion of the Bloomfield campus that the company currently leases from NAVAIR and has operated for several decades for the principal purpose of performing U.S. government contracts. Management believes that ownership of the facility, which is currently utilized for flight and ground test operations and limited parts manufacturing for the Helicopters Division, would be beneficial to future operations. The company has submitted an offer to NAVAIR and the General Services Administration detailing a proposed method that would be used to calculate the purchase price of the facility, which would include as part of the purchase price the company undertaking certain environmental remediation activities.

Also, in preparation for its disposition of the Moosup facility, the company has made a voluntary application to the Connecticut Department of Environmental Protection (“DEP”) requesting that the DEP reclassify the groundwater in the vicinity of the facility to permit industrial usage consistent with the character of the area. The DEP has indicated its preliminary agreement to do so, and the company is cooperating with the DEP in completing this effort.

AEROSPACE SEGMENT- 2004 COMPARED TO 2003

NET SALES

Aerospace segment net sales were basically flat for 2004 at $252.4 million compared to 2003 net sales of $251.2 million. A variety of factors contributed to the continued weakness in 2004, including the lack of new helicopter orders, the $18.2 million negative sales adjustment associated with the elimination of the company’s investment in the MDHI program in the third quarter of 2004, a lack of sufficient work at the Jacksonville facility (to which Moosup, Connecticut, aircraft structures and components manufacturing operations were moved in 2003) and the delay experienced in achieving final qualification for the JPF fuze program. Results for 2003 were adversely affected by a variety of factors, including the weak market for commercial airliners, which had caused order stretch-outs and a lower volume of deliveries than anticipated for certain Boeing programs, a lack of new helicopter orders, and the stop-work mode of the MDHI program.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The Aerospace segment was responsible for $8.1 million (or 24.5 percent of the total consolidated increase in S,G&A expense). Total S,G&A expense as a percentage of revenue was 19.2 percent in 2004 compared to 16.1 percent in 2003. During 2004, the company recorded various adjustments in order to address issues associated with certain of the segment’s programs and contracts of which a portion was charged to general and administrative expenses, specifically to reserve for $2.1 million of accounts receivable from MDHI and the University of Arizona matter. Additionally in conjunction with the segment’s realignment, severance costs of $2.0 million were incurred.

OPERATING INCOME

For 2004, the Aerospace segment had an operating loss of $14.3 million compared to operating income of $14.8 million in 2003. The 2004 loss includes $41.6 million in charges associated with various aspects of the segment’s programs, $3.3 million in idle facility and related costs, primarily resulting from the absence of new helicopter orders at the Bloomfield facility, $0.4 million in relocation and recertification costs related to the closure of the Moosup plant as well as $2.0 million in severance costs associated with management realignment in the Aerospace subsidiary. Kamatics was an important contributor to Aerospace segment operating results for the year 2004, partially offsetting the Aerospace subsidiary’s operating loss for the period. The 2003 results include the effect of $3.6 million in relocation and recertification costs related to the Moosup plant closure and $1.4 million in idle facilities and related costs. Costs associated with the shut down of the Moosup facility were previously accrued as part of the charge taken in 2002. Results for 2003 reflect the impact on the company’s businesses of weakness in the U.S. manufacturing sector and commercial aircraft markets and the increasingly competitive conditions resulting therefrom, in combination with the costs associated with the transition from the Aerospace segment’s Moosup facility to the Jacksonville facility and the stop-work status of the MDHI program.

INDUSTRIAL DISTRIBUTION SEGMENT RESULTS -

The following table presents selected financial data for the Industrial Distribution segment:

In millions	2005	2004	2003
Net sales	$621.9	$581.8	$497.9
% change	6.9%	16.9%	4.3%

S,G&A	$128.1	$123.4	$110.8
S,G&A as a % of net sales	20.6%	21.2%	22.3%

Operating income	$29.4	$19.3	$12.7
Operating income as a % of net sales	4.7%	3.3%	2.6%

INDUSTRIAL DISTRIBUTION SEGMENT- 2005 COMPARED TO 2004

NET SALES

The Industrial Distribution segment represents 56.5 percent of total company sales. This segment experienced record sales for 2005. The increase in net sales in 2005 represents steady growth, partially as a result of new national accounts, despite higher energy costs and the hurricanes in the southern region of the country. During the year there was continued strength in the building materials, mining and chemical industries specifically related to continued demand in the Central and West regions in the United States. Management believes that it is possible that demand for its products will increase as residential and commercial properties that were destroyed by the hurricanes are rebuilt. The demand for products in the Northeast region has continued to weaken primarily due to softening in original equipment manufacturing (OEM) sectors.

SELLING, GENERAL & ADMINISTRATIVE EXPENSES

S,G&A expense for the Industrial Distribution segment increased 3.8 percent in 2005 compared to 2004. The increase in expenses is primarily due to increased personnel costs including annual payroll increases as well as additions to headcount in 2005. Pension expense also increased $1.6 million in 2005. Despite the increases, due to continued focus on lean thinking initiatives, the segment’s S,G&A expense as compared to sales for 2005 was 0.6 percentage points lower than 2004.

OPERATING INCOME

The Industrial Distribution segment also experienced record operating income in 2005. Operating income increased 52.3 percent from 2005 compared to 2004. This significant increase is largely driven by the 6.9 percent increase in sales, which resulted in an additional $8.3 million in operating income. Additionally, favorable economic conditions, new national accounts and continued focus on operating efficiencies were factors in achieving these record results. These factors resulted in $4.6 million in additional gross profit. The segment's size and scale of operations also allows us to realize these internal operating efficiencies as well as take strategic advantage of vendor incentives in the form of rebates.

2005 TRENDS

Because of our diverse customer base, our performance tends to track the U.S. Industrial Production Index. We are therefore affected, to a large extent, by the overall business climate of our customer industries, which includes plant capacity utilization levels, and the effect of pricing spikes and/or supply interruptions for basic commodities such as steel and oil. The industrial production index and domestic manufacturing plant capacity have been relatively stable during 2005 and appear on track toward continued stability during 2006. This is despite the recent decline in consumer confidence as a result of the hurricanes and the potential effect of the increased costs of energy and raw materials.

Global demand for basic materials such as scrap steel, coal, cement and copper continues to outpace supply which has resulted in longer lead times in the production of certain products for our customers. The continued trend by some customers to purchase inventory on a “just in time” basis is presenting a challenge for us as the lead times required by our suppliers have lengthened significantly. This is evident specifically in the large bore product groups used in the heavy industry as well as the rubber and hose product groups. Management continues to focus on maintaining the appropriate inventory levels through strategic purchasing and inventory control practices to meet customer needs. This allows the segment to maximize inventory turns and minimize excess inventory and thus the risk of inventory obsolescence.

Over the past several years, businesses are increasingly centralizing their purchasing, focusing on suppliers that can service all of their plant locations across a wide geographic area. To meet these requirements, we have expanded our geographic presence through the selective opening of new branches and acquisitions in key markets of the upper midwest, the south, Mexico and Canada. Our strategy is to grow the segment by expanding into additional areas that enhance our ability to compete for large regional and national customer accounts. During 2005, we won new national accounts contracts with Bimbo Bakeries, Birds Eye Foods, Cadbury Schwepps, Chemical Lime Company, Del Monte Foods Company, Lehigh Cement Company, Mission Foods and Monsanto.

Additionally, success in our markets requires a combination of competitive pricing (with pricing pressures more pronounced with respect to larger customers) and value-added services that save customers money while helping them become more efficient and productive. We accomplish this through offering strategies for inventory management, control procedures, process improvements, e-commerce capabilities or production enhancements. We believe that we have the appropriate platforms, including technology, systems management and customer and supplier relationships, to compete effectively in our portion of the evolving and highly diversified industrial distribution industry.

INDUSTRIAL DISTRIBUTION SEGMENT- 2004 COMPARED TO 2003

NET SALES

Industrial Distribution segment net sales increased 16.9 percent for 2004 and 4.3 percent for 2003. Sales generated by ISI, which was acquired early in the fourth quarter of 2003, contributed $28.3 million in 2004 and $6.5 million in 2003. The increase for 2004 also reflected an improved industrial economic environment and market share gains.

During 2004, the segment implemented new national account business with Tyco International (US), Inc., Phelps Dodge, James Hardie and Quad Graphics. In addition, the segment was named a national distributor for IMI Norgren, Inc., providing an additional major line to sell through the segment’s entire U.S. network. In the fourth quarter of 2004, Procter & Gamble, already a customer of the segment in the U.S., selected the segment as its bearings and power transmission supplier in Canada, complementing the segment’s U.S. business with this large national account customer. During 2004, the segment opened a new location in Toronto to serve several national accounts while providing a platform for expansion in the area.

SELLING, GENERAL & ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses, excluding ISI, increased $8.6 million (or 26.1 percent of the total consolidated increase in S,G&A expense). Total S,G&A expenses as a percentage of revenue was 21.2 percent in 2004 compared to 22.3 percent in 2003. The increase in S,G&A expense was primarily related to the segment’s additional sales volume for 2004. This additional sales volume led to an increase in certain general and administrative expenses including commission expense. With a full year of activity for the ISI acquisition, selling, general and administrative costs increased $4.0 million or 12.0 percent over prior year.

OPERATING INCOME

Segment operating income for 2004 was $19.3 million compared to $12.7 million in 2003. These results reflected the combined effects of an improved industrial economic environment, a full year of benefit from the ISI acquisition, and market share gains. The operating income increase also reflected the impact of cost control, process improvement, and the company’s “lean-thinking” practices that were implemented during the difficult economic times. Vendor incentives in the form of rebates (i.e., vendors provide inventory purchase rebates to distributors at specified volume-purchasing levels) were about the same for 2004 and 2003, and while still important, represented a smaller percentage of 2004 operating income because of the increase in business for the year. Operating income for the fourth quarter of 2004 was somewhat lower because the segment’s stronger than expected results triggered increased accruals for the segment’s ramp-curved incentive program that rewards a wide range of branch managers and sales personnel for their achievements.

MUSIC SEGMENT RESULTS -

The following table presents selected financial data for the Music segment:

In millions	2005	2004	2003

Net sales	$191.3	$161.0	$145.4
% change	18.8%	10.7%	13.9%

S,G&A	$44.6	$38.3	$35.7
S,G&A as a % of net sales	23.3%	23.8%	24.6%

Operating income	$13.0	$11.1	$9.5
Operating income as a % of net sales	6.8%	6.9%	6.5%

MUSIC SEGMENT- 2005 COMPARED TO 2004

NET SALES

The Music segment represents 17.4 percent of total company sales. This segment also experienced record sales for 2005. The increase in net sales is overall attributable to the acquisition of MBT Holdings Corp. (now known as Musicorp), which had sales of $28.7 million since August 5, 2005, the date of acquisition. Without the acquisition, sales for the Music segment would have remained relatively flat year over year. This segment, in particular, is strongly affected by consumer sentiment. There were a variety of challenges that the Music segment dealt with during 2005 including the recent hurricanes, consumer concerns over higher energy costs and a holiday season that produced mixed results.

SELLING, GENERAL & ADMINISTRATIVE EXPENSES

S,G&A expense for the Music segment increased 16.4 percent in 2005 compared to 2004. The increase is primarily due to S,G&A expenses of $5.5 million related to Musicorp since its acquisition. Without the Musicorp expenses, total S,G&A would have increased 2.1 percent in 2005 compared to 2004. This increase would have correlated with the slight increase in sales attributable to the Music segment without Musicorp. Overall, as a percentage of net sales, S,G&A expense decreased 0.5 percentage points.

OPERATING INCOME

The Music segment had record operating income in 2005. Operating income increased 17.1 percent in 2005 compared to 2004. The increase was driven by the additional operating income from the acquisition of Musicorp. Without the Musicorp results, operating income would have decreased slightly in part due to pricing pressures in the competitive hand percussion market. Also, margins were slightly lower as a larger potion of our sales was with National accounts that usually create more pricing pressure for the segment.

2005 TRENDS

An important industry trend of the past several years has been consolidation in the retail market leading to growth in the very large retail chains. The concentration of sales to these large customers is increasing and this has led to an increase in pricing pressures. Management believes it has built upon its competitive advantages by creating and maintaining industry-leading distribution systems and the computerized business-to-business capabilities that large national retailers increasingly require, while continuing to support its traditional base of small retailers.

A principal strategy of the segment over the past several years has been to add popular premier branded products that can be brought to market exclusively by the segment that would build upon our market position. During 2005, the segment learned that we will become the exclusive U.S. distributor of Sabian Cymbals® effective April 1, 2006.

Additionally, the segment continued to execute our growth strategies through enhancements to the product mix and acquisitions. As previously reported, on August 5, 2005, the company announced it had paid approximately $29 million to acquire certain of the assets and assume certain of the liabilities of MBT Holdings Corp. and subsidiaries (now known as Musicorp), a wholesale distributor of musical instruments and accessories headquartered in Charleston, South Carolina. Musicorp was the second largest independent U.S. distributor of musical instruments and accessories after Kaman. The acquisition will allow the segment to take advantage of logistical and operating efficiencies needed to continue to compete effectively. The purchase accounting for this acquisition is detailed further in Note 3 to the Consolidated Financial Statements in the Annual Report on Form 10-K.

The business is affected by consumer sentiment as retailers gauge how aggressively to stock for the holiday selling season, and by actual consumer spending levels. It is also affected by changes in consumers’ musical tastes and interests. With the recent downturn in consumer confidence and decreased discretionary spending in the target demographic group, the Music segment continues to carefully monitor consumer sentiment to ascertain if there is a longer term effect of the hurricanes during 2005 and increased energy costs.

MUSIC SEGMENT- 2004 COMPARED TO 2003

NET SALES

Music segment net sales increased 10.7 percent in 2004 and 13.9 percent in 2003. There was good demand for the segment’s lines of branded musical instruments and accessories in 2004 and a reasonably good Christmas season for the retail sector. Sales for both the guitar and percussion lines were up for the year along with continued growth in sales to both large and small retailers with such products as Gretsch drums and Sabian cymbals. The Ovation LX series premier guitar was also introduced in 2004 and has received high acceptance ratings from players and positive reviews in the national music trade press. Net sales for 2003 included $18.6 million generated by Latin Percussion, a leading distributor of hand percussion instruments that was acquired in October 2002.

SELLING, GENERAL & ADMINISTRATIVE EXPENSES

The Music segment’s increase of $2.5 million (or 7.8 percent of the total consolidated increase in S,G&A) expense is attributable to increased sales volume for the 2004 year. Total S,G&A expenses as a percentage of revenue was 23.8 percent in 2004 compared to 24.6 percent in 2003.

OPERATING INCOME

Music segment operating income for 2004 was $11.1 million compared to $9.5 million in the prior year. This improvement is attributable to increased sales and the competitive positioning of the segment’s brand name products.

IV.    CRITICAL ACCOUNTING ESTIMATES

The company’s significant accounting policies are outlined in Note 1 to the Consolidated Financial Statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses and related disclosures based upon historical experience, current trends and other factors that management believes to be relevant. We are also responsible for evaluating the propriety of our estimates, judgments, and accounting methods as new events occur. Management periodically reviews the company’s critical accounting policies, estimates, and judgments with the Audit Committee of our Board of Directors. Actual results could differ from those estimates. The most significant areas currently involving management judgments and estimates are described below.

LONG-TERM CONTRACTS - REVENUE RECOGNITION

For long term contracts in the Aerospace segment, the company generally recognizes sales and income based on the percentage-of-completion method of accounting which allows for recognition of revenue as work on a contract progresses. We recognize sales and profit based upon either (1) the cost-to-cost method in which profit is recorded based upon a ratio of costs incurred to estimated total costs to complete the contract or (2) the units-of-delivery method in which sales are recognized as deliveries are made and cost of sales is computed on the basis of the estimated ratio of total cost to total sales. .

Management performs detailed quarterly reviews of our contracts and adjustments in profit estimates are recorded in the period during which they are identified. When total estimated costs exceed total estimated revenue to be earned, the company will immediately record a provision for the entire anticipated contract loss.

The percentage-of-completion method requires that we estimate future revenues and costs over the life of a contract. Revenues are estimated based upon the original contract price, with consideration being given to exercised contract options, change orders and in some cases projected customer requirements. Contract costs may be incurred over a period of several years, and the estimation of these costs requires significant judgment based upon the acquired knowledge and experience of program managers, engineers, and financial professionals. Estimated costs are based primarily on anticipated purchase contract terms, historical performance trends, business base and other economic projections. The complexity of certain programs as well as technical risks and the availability of materials and labor resources could affect the company’s ability to precisely estimate future contract costs.

A significant change in an estimate on one or more programs could have a material effect on our financial position or results of operations. For example, the company is required to make estimates and assumptions related to its completion of the SH-2G(A) helicopter program with the RAN. Estimating the ultimate total costs of this program has been challenging primarily due to the complexity of the development and integration of the ITAS software into the aircraft, as well as additional requests that have been made periodically by the RAN. These items have continued to delay final acceptance of the first fully functional aircraft which management now believes will be in mid-2006 based upon our current schedule. These technical difficulties could also delay customer payments. During 2005, the company has recorded an additional $16.8 million for accrued contract loss, primarily during the third quarter to provide for additional costs related to software testing procedures being performed by our subcontractors in preparation for final quality acceptance. While we believe the accrued contract loss is sufficient to cover estimated costs to complete the program, management will continue to monitor the program and adjust the program loss, if necessary. Although the contract with the RAN is currently our largest contract, there are other contracts that management believes could have a significant impact on our financial position including the JPF program and the Sikorsky BLACK HAWK program. Both of these contracts are in the ramp-up phase of production and management continues to monitor and update program cost estimates quarterly for these contracts.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The company has three types of accounts receivables: (a) Trade receivables, which consist of amounts billed and currently due from customers; (b) U.S. Government contract receivables, which consist of amounts billed and costs and accrued profit earned but not yet billable under the terms of the contract; and (c) Commercial and other government contract receivables, which also includes amounts billed and costs and accrued profit earned but not yet billable under the terms of the contract. Trade receivables typically relate to products sold by the Industrial Distribution and Music segment for which the sales occur generally upon delivery of the product. Contract receivables relate to balances due typically under a long-term contractual arrangement in which there are progress or milestone billings in accordance with the terms of a contract.

The allowance for doubtful accounts represents management’s best estimate of probable losses inherent in the receivable balance. These estimates are based on known past due amounts and historical write-off experience, as well as trends and factors surrounding the credit risk of specific customers. In an effort to identify adverse trends, for trade receivables, we perform ongoing reviews of account balances and the aging of receivables. Amounts are considered past due when payment has not been received within a pre-determined time frame based upon the credit terms extended. In addition to trade receivables, we evaluate, on an ongoing basis, the recoverable costs associated with our government and commercial contracts. The recoverability of costs are evaluated on a contract by contract basis based upon historical trends of payments, program viability and the customer’s credit-worthiness.

As of December 31, 2005 and 2004, our allowance for doubtful accounts was 1.9 percent and 2.8 percent of gross receivables of $179.7 million and $195.7 million, respectively. Receivables written off, net of recoveries, in 2005 and 2004 were $3.2 million and $1.6 million, respectively. Write-offs are charged directly against the allowance for doubtful accounts only after we have exhausted all collection efforts. Actual write-offs and adjustments could differ from the allowance estimates due to unanticipated changes in the business environment as well as factors and risks associated with specific customers. During 2005, the company had a favorable adjustment to its allowance for bad debts of $2.2 million related to the recovery of MDHI receivables that were expensed during 2004.

The largest balance related to accounts receivable not billed but earned relates to the SH-2G(A) program. As of December 31, 2005, the company had $44.0 million of costs not billed which will be due and payable as the Aerospace segment satisfactorily completes the Australian SH-2G(A) program. When these costs are ultimately billed to the RAN, they will be offset by $8.5 million of advances on contracts previously paid to the company by the RAN. We anticipate that $16.0 million will be required to fund completion of the program, which amount is reported as an accrued contract loss as of December 31, 2005.

INVENTORY VALUATION

We have four types of inventory (a) Merchandise for resale, (b) Contracts in process, (c) Other work in process, and (d) Finished goods.

Merchandise for resale is stated at the lower of the average cost of the inventory or fair market value. Contracts and other work in process and finished goods are valued at production cost comprised of material, labor and overhead, including general and administrative expenses where applicable. Contracts and other work in process, and finished goods are not recorded in excess of net realizable values. Loss provisions on contracts are established when estimable.

The process for evaluating excess and obsolete inventory often requires the company to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be sold in the normal course of business. We will adjust our inventory by the difference between the estimates and the actual cost of our inventory to arrive at net realizable value. Accelerating the disposal process or changes in estimates of future sales potential may necessitate future write-downs of inventory value. Overall, management believes that our merchandise for resale is not highly susceptible to obsolescence.

Inventory valuation at the Industrial Distribution and Music segments generally requires less subjective management judgment than the valuation of certain Aerospace segment inventory. Specifically, based upon a market evaluation performed in 2002, the Aerospace segment wrote down its K-MAX inventory by $46.7 million in that year. The K-MAX inventory balance, consisting of work in process and finished goods, is $22.5 million as of December 31, 2005. We believe that it is stated at net realizable value, although lack of demand for this product in the future could result in additional write-downs of the inventory value. Management reviews the K-MAX inventory balance on a quarterly basis and determines if any additional write downs are necessary.

VENDOR INCENTIVES

The company’s Industrial Distribution segment enters into agreements with certain vendors providing for inventory purchase rebates that are generally earned upon achieving specified volume-purchasing levels. The rebate percentages may increase or decrease based upon the amount of inventory purchased or sold annually. Each program is analyzed and reviewed each quarter to determine the appropriateness of the projected annual rebate. Historically, differences between our estimates and actual rebates subsequently received have not been material.

To the extent that the segment has inventory on hand that qualifies for specific rebate programs, the recognition of the rebate is generally deferred until the inventory is sold. The segment recognizes these incentives as a reduction of cost of sales. Although management believes that we will continue to receive vendor incentives, there is no assurance that our vendors will continue to provide comparable amounts of rebates in the future. Also, management cannot estimate whether we will continue to utilize the vendor programs at the same level as in prior periods.

GOODWILL AND INTANGIBLE ASSETS

Goodwill and certain intangible assets that have indefinite lives are evaluated at least annually for impairment. All intangible assets are also reviewed for possible impairment whenever changes in conditions indicate that carrying value may not be recoverable. The annual evaluation is performed during the fourth quarter, based on the initial annual forecast information. The identification and measurement of goodwill impairment involves the estimation of fair value of the reporting unit as compared to its carrying value. The company determines fair value of our reporting units by utilizing discounted cash flow models. Management’s estimates of fair value are based upon factors such as projected sales and growth rates, discount rate to reflect the risk inherent in future cash flows, and other elements requiring significant judgments. We utilize the current available information regarding present industry and economic conditions and future expectations to prepare our estimates and perform impairment evaluations.

As of December 31, 2005, the carrying value of goodwill and other indefinite lived intangibles was $68.5 million. Based upon the annual evaluation, management determined that there was no impairment, however; actual results could differ significantly from the most recent forecasts, which might result in the future impairment of recorded goodwill and other intangible asset balances. Based upon our analysis, a 1.0 percentage point increase in the discount rate used would not have resulted in any goodwill impairment. Additionally, a 10.0 percentage point decrease in the fair value of our reporting units also would not have resulted in any goodwill impairment.

LONG-TERM INCENTIVE PROGRAMS

The company maintains the 2003 Stock Incentive Plan, that provides for equity compensation awards, including principally incentive and non-statutory stock options, restricted stock, stock appreciation rights, and long term incentive awards (LTIP). In addition, the 2003 Plan contains provisions intended to qualify the plan under Section 162(m) of the Internal Revenue Code of 1986, as amended.

Through December 31, 2005, the company accounted for stock option awards under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. We did not include in net earnings any stock based compensation expense pertaining to employee stock options as all options granted under our 2003 Stock Incentive Plan (and its predecessor plan) have exercise prices equal to the market value of the underlying common stock on the date of grant. Restricted stock awarded to employees is included in earnings as an expense over the vesting period of the award. Stock appreciation rights awarded to employees are also included in earnings based over the graded vesting period of the award. Stock appreciation rights expense is also subject to increase or decrease based upon the fluctuation of the market price of the shares each period.

Effective January 1, 2006, the company adopted FAS 123(R), “Share-Based Payment”. Based upon this new guidance, we will determine the fair value of our stock based compensation and recognize it as compensation expense ratably over the vesting period. Please refer to the Recent Accounting Standards section of this MD&A for additional information.

LTIP awards provide certain senior executives an opportunity to receive award payments in either stock or cash as determined by the Personnel and Compensation Committee in accordance with the Plan, at the end of a three-year performance cycle. For the performance cycle, the company’s financial results are compared to the Russell 2000 indices for the same periods based upon the following: (a) average return on total capital, (b) earnings per share growth and (c) total return to shareholders. No awards will be payable unless the company’s performance is at least in the 25th percentile of the designated indices. The maximum award is payable if performance reaches the 75th percentile of the designated indices. Performance between the 25th and 50th and 50th and 75th percentiles is determined by straight-line interpolation.

In order to estimate the liability related to the LTIP awards, management must make assumptions as to how our current performance compares to current Russell 2000 data based upon the Russell 2000’s historical results. This analysis is performed on a quarterly basis. When sufficient Russell 2000 data for the current year is available, which typically will not be until April or May of the following year, management will adjust the liability to reflect the current best estimate of the total award. Actual results could significantly differ from management’s estimates. The total liability as of December 31, 2005 is $4.2 million. A 10.0 percentage point increase in the total performance factor earned would result in a reduction of pretax earnings by $0.4 million for 2005.

PENSION PLANS

The company maintains a qualified defined benefit pension plan for its full-time U.S. employees (with the exception of certain acquired companies that have not adopted the plan) as well as a non-qualified Supplemental Employees Retirement Plan (SERP) for certain key executives. Expenses and liabilities associated with each of these plans are determined based upon actuarial valuations. Integral to these actuarial valuations are a variety of assumptions including expected return on plan assets, discount rate and rate of increase in compensation levels. Management regularly reviews these assumptions in consultation with our external actuaries. Our assumptions are updated at the measurement date, December 31st, and are disclosed in Note 14 to the Consolidated Financial Statements included in this Annual Report on Form 10-K. In accordance with generally accepted accounting principles, the impact of difference between actual results and the assumptions are accumulated and generally amortized over future periods, which will affect expense recognized in future periods.

Management believes that two assumptions, the discount rate and the expected rate of return on plan assets, are important elements of expense and/or liability measurement.

The discount rate represents the interest rate used to determine the present value of future cash flows currently expected to be required to settle the pension obligation. For 2005, management reviewed the Citigroup Pension Discount Curve and Liability Index to determine the appropriateness of our discount rate assumptions. This index was designed to provide a market average discount rate to assist plan sponsors in valuing the liabilities associated with postretirement obligations. The Citigroup index is a hypothetical double A yield curve represented by a series of annualized individual discount rates. Each bond issue underlying the Citigroup index is required to have a rating of Aa or better by Moody’s Investors Services, Inc. or a rating of AA or better by Standard & Poor’s. Additionally, we reviewed the change in the general level of interest rates since the last measurement date noting that overall rates have decreased from year end 2004. Based upon this information, management has used a 5.75 percent discount rate as of December 31, 2005 for both the qualified benefit pension plan and the SERP for the benefit obligation. The qualified defined pension plan used a discount rate of 6.0 percent in 2004 for purposes of calculating the benefit obligation. A lower discount rate increases the present value of benefit obligations and increases pension expense. A one percentage point decrease in the assumed discount rate would have increased annual pension expense in 2005 by $6.0 million. A one percentage point increase in the assumed discount rate would have decreased annual pension expense in 2005 by $3.0 million.

The expected long-term rate of return on plan assets represents the average rate of earnings expected on the funds invested to provide for anticipated benefit payments. The expected return on assets assumption is developed based upon several factors. Such factors include current and expected target asset allocation, our historical experience of returns by asset class type, a risk premium and an inflation estimate. Our actuaries assist us in analyzing the foregoing factors. A lower expected rate of return on pension plan assets will increase pension expense. The expected return on plan assets was 8.0 percent as of December 31, 2005 and 2004. A one percentage point increase/decrease in the assumed return on pension plan assets assumption would have decreased/increased annual pension expense in 2005 by $3.6 million.

In 2005, the company computed the pension plan costs for the SERP using the projected unit credit actuarial costs method. Based upon this valuation, the company accrued to the accumulated benefit obligation (ABO) based upon the actuarial valuation. Due to the significant exercise of stock appreciation rights as a result of the unusual increases in the company’s stock price during 2005, the plan ABO representing the minimum SERP liability increased by $6.4 million. This increase is included as other comprehensive income, net of tax as of December 31, 2005. Additionally, during 2004, each active participant elected to receive a lump sum payout of the SERP benefits. This election was not effective until 2005. As a result of this election, the calculation now includes an estimate for each participant’s lump sum payout upon retirement based upon the General Agreement on Tariffs and Trade (GAAT) rate as of the end of the year.

INCOME TAXES

Tax laws in certain of our operating jurisdictions require items to be reported for tax purposes at different times than the items are reflected in our financial statements. Some of these differences are permanent, such as expenses, which are never deductible on our tax returns such as the recapitalization costs incurred during 2005, and some are temporary differences, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax returns in future years for which we have already recorded the tax benefit in our financial statements. Deferred tax liabilities generally represent tax expense recognized in our financial statements for which payment has been deferred or expense for which we have already taken a deduction in our tax returns, but have not yet recognized as expense in our financial statements.

As of December 31, 2005 the company had recognized $39.2 million of net deferred tax assets, net of valuation allowances. The realization of these benefits is dependent in part on future taxable income. For those foreign countries or U.S. states, where the expiration of tax loss or credit carry forwards or the projected operating results indicates that realization is not likely a valuation allowance is provided. Management believes that sufficient income will be earned in the future to realize deferred income tax assets, net of valuation allowances recorded. The realization of these deferred tax assets can be impacted by changes to tax laws, statutory tax rates and future taxable income levels.

Our effective tax rate was 54.8 percent for 2005. The relatively high 2005 tax rate was primarily attributable to higher than normal non-deductible expenses. Our effective tax rate is based on expected or reported income or loss, statutory tax rates, and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions. We establish reserves when, despite our belief that our tax return positions are valid and defensible, we believe that certain positions may not prevail if challenged. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit or changes in tax legislation. Our effective tax rate includes the impact of reserve provisions and changes to reserves that we consider appropriate. This rate is then applied to our quarterly operating results. In the event that there is a significant unusual or one-time item recognized in our operating results, the tax attributable to that item would be separately calculated and recorded at the same time as the unusual or one-time item.

V.  LIQUIDITY AND CAPITAL RESOURCES

DISCUSSION AND ANALYSIS OF CASH FLOWS - 2005

Management assesses the company’s liquidity in terms of its ability to generate cash to fund operating, investing and financing activities. Cash flow generation is a key performance indicator reviewed by management in evaluating business segment performance. Significant factors affecting the management of liquidity include cash flows generated from or used by operating activities, capital expenditures, investments in the business segments and their programs, acquisitions, dividends, adequacy of available bank lines of credit, and factors which might otherwise affect the company’s business and operations generally, as described below under the heading “Forward-Looking Statements”.

During 2005, the company relied upon borrowings under its revolving credit agreement in order to assist primarily with its investing and financing activities as further described below. The company believes that we did not have to rely as significantly upon our credit facility to fund working capital requirements, as compared to 2004, due to the improvement in operating results specifically in our Aerospace segment. While it is anticipated that cash flows from operations will continue to improve in 2006, and debt levels should be reduced upon successful completion of the Australia SH-2G(A) program, management also expects that bank borrowings will continue to provide an important source of support for the company’s activities. As further described in Financing Arrangements below, the company replaced is credit facility in August 2005.

In millions	2005	2004	2003
Total cash provided by (used in)
Operating activities	$44.7	$25.5	$26.6
Investing activities	(40.6)	(10.4)	9.9
Financing activities	(3.5)	(10.0)	(35.0)
Increase (decrease) in cash	0.6	5.1	1.5

OPERATING ACTIVITIES

Net cash provided by operating activities increased $19.2 million in 2005 as compared to 2004. The increase was partially due to an increase in earnings from operations primarily attributable to increased sales and operating income for each of our segments. Total cash received has increased during 2005 primarily due to higher sales volume and the collection of $24.9 million of amounts due associated with the Aerospace segment’s SH-2G(A) helicopter program. The increase in inventory and accounts payable balances is partially attributable to an increase in sales activity during 2005. Also favorably impacting cash flows during 2005 was the collection of $7.2 million of payments from MDHI that were previously written off. These cash inflows were offset by cash outflows related to the payment of expenses associated with loss contracts as the company continued to make significant payments related to additional subcontract labor for the SH-2G(A) program during 2005. Although this also occurred in 2004, the volume of such payments during 2005 was substantially more than the payments made during 2004. Additionally, there was considerably more stock appreciation rights activity in 2005 than in 2004, with $7.4 million being paid for the exercise of such rights during 2005.

INVESTING ACTIVITIES

Net cash used in investing activities increased $30.2 million during 2005. The increase is primarily due to $29.0 million cash outflow that was paid in connection with the acquisition of Musicorp by the Music segment. Capital expenditures were $9.9 million during 2005 as compared to $7.5 million in 2004. The increase was partially due to additional purchases of machinery and equipment at Kamatics needed as a result of the additional sales volume.

FINANCING ACTIVTIES

Net cash used in financing activities decreased $6.5 million in 2005 as compared to 2004. The company borrowed $27.7 million in long-term debt primarily to fund the acquisition of Musicorp during the third quarter of 2005. In association with the recapitalization, the company paid $13.9 million, which represents the part cash settlement election made by certain former Class B common shareholders. The company also paid $6.3 million related to the notes payable during 2005 as compared to receiving cash inflow of $1.2 million during 2004. Additionally, the company increased its quarterly dividend by 13.6 percent during the second quarter of 2005. This resulted in total dividends paid of $10.7 million in 2005 as compared to $10.0 million in 2004.

DISCUSSION AND ANALYSIS OF CASH FLOWS - 2004 AND 2003

2004

Net cash provided by operating activities in 2004 was $25.5 million. Activities that provided cash included an increase in accounts payable of $15.1 million consisting of $3.1 million at Dayron, $3.6 million in the Industrial Distribution segment and $6.5 million in the Music segment. The increase in accounts payable is partially due to increased purchase activity during the fourth quarter in order to accommodate the growing sales volume as reported. There was an increase in accrued contract loss of $14.2 million primarily due to adjustments recorded during 2004 including Boeing Harbour Pointe and the Australian SH-2G(A) program of $6.1 million and $5.5 million, respectively. Further increases in accrued contract loss of $3.6 million were primarily attributable to the Boeing 767 program and the Boeing offload program. The increases were offset primarily by uses of the accrued contract loss for the Australian SH-2G(A) program of $0.9 million. Additionally, accrued expenses and payables increased $21.2 million. This is comprised of an increase in accrued pension, senior executive life insurance and workers compensation of $4.8 million, $1.6 million and $1.1 million, respectively, a $2.9 million increase for the long-term incentive program and an increase in accrued audit fees of $0.5 million. There was also an increase in certain reserves at Dayron of $3.5 million for product warranty-related issues as previously discussed and an increase of $2.8 million in deposits received in advance for the Aerospace segment. In addition, there was an increase in incentive compensation programs for the Industrial Distribution segment of $2.3 million related to increased sales volume.

Uses of cash included accounts receivable of $20.2 million, due to an increase in accounts receivable of $7.1 million at the Aerospace subsidiary, of which $4.1 million is related to the Australian SH-2G(A) program. Additionally, Dayron had an increase in accounts receivable of $2.6 million principally due to slower collections from certain customers. Accounts receivable in the Industrial Distribution segment also increased $7.4 million as a result of higher sales volume in the fourth quarter 2004 compared to 2003. Another use of cash during 2004 related to an increase in inventory of $20.0 million. This was primarily due to an increase of $5.3 million at Dayron, $2.4 million increase at Kamatics and a $9.2 million increase in the Music segment. Dayron inventory has increased primarily due to delays in deliveries under certain programs. The overall increase in Kamatics inventory is due to continued growth in sales volume. Additionally, inventory for Music increased as a result of the segment expanding its product line during 2004 along with earlier than anticipated receipt of inventory from certain foreign locations.

Investing activities used cash in the amount of $10.2 million for 2004. The use of cash in investing activity is due to $7.5 million in capital expenditures for property, plant and equipment primarily for the Industrial Distribution segment and the Aerospace segment. Additionally, the company used $1.0 million in cash for the payment of the 2003 earn-out related to the 2002 acquisition of Dayron. The company also has accrued for a $1.6 million earn-out as of the end of 2004.

Financing activities used cash in the amount of $10.0 million for 2004. The use of cash included $10.0 million for the payment of dividends to shareholders, and $2.1 million was made in payments on long-term debt. These uses were offset by proceeds from the exercise of employee stock options of $1.2 million and proceeds from notes payable of $1.2 million.

2003

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

The largest element of cash flows provided from investing activities for 2003 consisted of the proceeds from the sale of the EDC operation. During the year, $8.0 million was used for acquisitions. Cash used in financing activities for 2003 consisted of reductions in long-term debt and payments of dividends to shareholders.

FINANCING ARRANGEMENTS

Total average bank borrowings for the year 2005 were $49.5 million compared to $51.6 million for 2004 and $43.0 million for 2003. At December 31, 2004, $16.0 million borrowings under the Revolving Credit Agreement were included in the current portion of long term debt until the Revolving Credit Agreement was replaced as described below. As of December 31, 2005, there was $73.9 million available for borrowing under the Revolving Credit Agreement. Letters of credit are generally considered borrowings for purposes of the Revolving Credit Agreement.

On August 5, 2005, the company replaced its previous five-year, $150 million revolving credit facility with a new $150 million revolving credit facility expiring August 4, 2010 with Bank of America and The Bank of Nova Scotia as Co-Lead Arrangers and Administrators, JPMorgan Chase Bank as Syndication Agent, Key Bank as Documentation Agent, and Citibank and Webster Bank as additional participants. The new facility includes an “accordion” feature that provides the company the opportunity to request an expansion of up to $50 million, subject to bank approval, in the size of the facility as well as a foreign currency feature that replaces an expired 9.5 million Euro credit agreement. The new facility is expected to be sufficient to support the company’s anticipated working capital needs.

In July 2005, Standard & Poor’s assigned the new facility an investment grade rating of BBB-. The rating was accompanied by a "negative outlook" which at the time of the rating the agency had attributed primarily to the uncertainty regarding the recapitalization. In November 2005, Standard & Poor’s reaffirmed its rating of the company including the BBB- corporate credit rating and revised its outlook to stable from negative as a result of the completed recapitalization. Under the terms of the current Revolving Credit Agreement, if this rating should decrease, the effect would be to increase facility fees as well as the interest rates charged. Facility fees under the new Revolving Credit Agreement are charged on the basis of the company's credit rating from Standard & Poor's.

The financial covenants related to the Revolving Credit Agreement include a requirement that the company have i) EBITDA, at least equal to 300% of net interest expense, on the basis of a rolling four quarters and ii) a ratio of consolidated total indebtedness to total capitalization of not more than 55%. The agreement also incorporates a financial covenant which provides that if the company's EBITDA to net interest expense ratio is less than 6 to 1, the ratio of i) accounts receivable and inventory for certain Kaman subsidiaries to ii) the company's consolidated total indebtedness cannot be less than 1.6 to 1. The company remained in compliance with those financial covenants as of and for the year ended December 31, 2005.

A total of $30.5 million in letters of credit were outstanding at December 31, 2005, a significant portion of which is related to the Australia SH-2G(A) program. The letter of credit for the production portion of the Australia program has a balance of $19.8 million, the majority of which is expected to remain in place until that portion of the program is completed.

OTHER SOURCES/USES OF CAPITAL

At December 31, 2005, the company had $18.2 million of its 6% convertible subordinated debentures outstanding. The debentures are convertible into shares of common stock at any time on or before March 15, 2012 at a conversion price of $23.36 per share, generally at the option of the holder. Pursuant to a sinking fund requirement that began March 15, 1997, the company redeems $1.7 million of the outstanding principal of the debentures each year.

In November 2000, the company’s board of directors approved a replenishment of the company’s stock repurchase program, providing for repurchase of an aggregate of 1.4 million common shares for use in administration of the company’s stock plans and for general corporate purposes. As of December 31, 2005, a total of 269,611 shares had been repurchased since inception of this replenishment program. For a discussion of share repurchase activity during the three months ended December 31, 2005, please refer to Part II, Item 5(c) of the company’s annual report on Form 10-K.

In 2003, the company sold a non-core portion of the Aerospace segment in order to free capital for other uses. Specifically, in January 2003, the company sold Electromagnetics Development Center (“EDC”), its electric motor and drive business for $27.5 million.

VI.    CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

CONTRACTUAL OBLIGATIONS

The following table summarizes certain of the company’s contractual obligations as of December 31, 2005:

	PAYMENTS DUE BY PERIOD (IN MILLIONS)
					MORE
		WITHIN	1-3	3-5	THAN 5
Contractual Obligations	TOTAL	1 YEAR	YEARS	YEARS	YEARS
Long-term debt	$63.9	$1.7	$3.5	$48.8	$9.9
Interest payments on debt (A)	29.1	6.1	10.3	9.8	2.9
Operating leases	45.2	14.9	17.9	9.3	3.1
Purchase obligations (B)	141.4	85.6	21.3	17.3	17.2
Other long-term obligations (C)	17.2	3.8	5.5	1.6	6.3
Planned funding of pension and SERP (D)	45.5	10.7	15.9	9.6	9.3
Total	$342.3	$122.8	$74.4	$96.4	$48.7

Note: For more information refer to Note 10, Credit Arrangements-Short-Term Borrowing and Long-Term Debt; Note 16, Commitments and Contingencies; Note 15, Other Long-Term Liabilities; and Note 14, Pension Plans in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K.

(A)
The following assumptions have been used to derive the disclosed amounts: Interest payments on debt within one year are based upon the long-term debt that existed at December 31, 2005. After one year interest payments are based upon average estimated long-term debt balances outstanding each year.

(B)
This category includes purchase commitments with suppliers for materials and supplies as part of the ordinary course of business, consulting arrangements and support services. Only obligations in the amount of at least fifty thousand dollars are included.

(C)	This category includes obligations under the company's long-term incentive plan, deferred compensation plan and a supplemental disability income arrangement for one former company officer.

(D)
This category includes planned funding of the company’s supplemental employees’ retirement plan and qualified defined benefit pension plan. Projected funding for the qualified defined benefit pension plan beyond one year has not been included as there are several significant factors, such as the future market value of plan assets and projected investment return rates, which could cause actual funding requirements to differ materially from projected funding.

OFF-BALANCE SHEET ARRANGEMENTS

The following table summarizes the company’s off-balance sheet arrangements, which consist principally of letters of credit and obligations to pay earn-outs with respect to certain acquisitions:

	PAYMENTS DUE BY PERIOD (IN MILLIONS)
OFF-BALANCE SHEET ARRANGEMENTS	TOTAL	WITHIN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Outstanding letters of credit under the Revolving Credit Agreement	$30.5	$30.5	$-	$-	$-
Other outstanding letters of credit	2.3	2.3	-	-	-
Acquisition earn-outs [1]	20.0	2.3	4.1	1.5	12.1
Total	$52.8	$35.1	$4.1	$1.5	$12.1

1:  The obligation to pay earn-out amounts depends upon the attainment of specific milestones for Dayron, an operation acquired in 2002.

VII. RECENT ACCOUNTING STANDARDS

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 151 “Inventory Costs - an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 clarifies the accounting for inventory when there are abnormal amounts of idle facility expense, freight, handling costs, and wasted materials. Under existing generally accepted accounting principles, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be “so abnormal” as to require treatment as current period charges rather than recorded as adjustments to the value of the inventory. SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company has adopted the provisions of SFAS 151 effective January 1, 2006. Management believes that the adoption of this standard will have a similar impact on the results of operations as our current estimate related to idle facility costs as discussed in Note 6 in the Notes to Consolidated Financial Statements.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment" (“SFAS 123(R)”). The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. In April 2005, the Securities and Exchange Commission (the "SEC") announced that the effective date of SFAS 123(R) would be delayed from June 15, 2005 until January 1, 2006, for calendar year companies. SFAS 123(R) requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which an employee is required to provide service in exchange for the award. We currently use the Black-Scholes option-pricing model to measure the fair value of stock-based compensation to employees for pro forma disclosures under SFAS No. 123. The company has adopted SFAS 123(R) effective January 1, 2006 using the modified prospective method. The company anticipates that the adoption of this principle will have a similar impact on our results of operations as presented in Note 1 in the Notes to Consolidated Financial Statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29,” (“SFAS 153”). SFAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for fiscal years beginning after June 15, 2005. The adoption of this standard did not have a material impact on our financial position, results of operations or cash flows.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations (an interpretation of FASB Statement No. 143)" ("FIN 47"). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143 ("SFAS 143") refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires that the fair value of conditional asset retirement obligations be recognized when incurred if a reasonable estimate of fair value can be made. We adopted the provisions of this Interpretation on December 31, 2005. Management believes that the adoption of this Interpretation did not have a material impact on our cash flows or operating results.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3,” (“SFAS 154”). SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, subject to certain practicability provisions, but does not change the guidance in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. In the event of a voluntary accounting principle change after January 1, 2006, the company will adhere to the guidance in this standard.

Forward-looking statements:

This report may contain forward-looking information relating to the company's business and prospects, including the Aerospace, Industrial Distribution and Music businesses, operating cash flow, and other matters that involve a number of uncertainties that may cause actual results to differ materially from expectations. Those uncertainties include, but are not limited to: 1) the successful conclusion of competitions for government programs and thereafter contract negotiations with government authorities, both foreign and domestic; 2) political conditions in countries where the company does or intends to do business; 3) standard government contract provisions permitting renegotiation of terms and termination for the convenience of the government; 4) domestic and foreign economic and competitive conditions in markets served by the company, particularly defense, commercial aviation, industrial production and consumer market for music products; 5) satisfactory completion of the Australian SH-2G(A)program, including successful completion and integration of the full ITAS software; 6) receipt and successful execution of production orders for the JPF U.S. government contract including the exercise of all contract options and receipt of orders from foreign militaries, as both have been assumed in connection with goodwill impairment evaluations; 7) satisfactory resolution of the EODC/University of Arizona litigation; 8) satisfactory resolution of i)warranty issues and the DCIS investigation related to the FMU-143 program and ii) supplier-related issues hindering the FMU-139 program, at Dayron; 9) achievement of enhanced business base in the Aerospace segment in order to better absorb overhead and general and administrative expenses; 10) satisfactory results of negotiations with NAVAIR concerning purchase of the company's leased facility in Bloomfield, Conn.; 11) continued support of the existing K-MAX helicopter fleet, including sale of existing K-MAX spare parts inventory and in 2007, availability of a redesigned clutch assembly system; 12) cost growth in connection with environmental remediation activities at the Moosup facility and such potential activities at the Bloomfield facility; 13) profitable integration of acquired businesses into the company's operations; 14) changes in supplier sales or vendor incentive policies; 15) the effect of price increases or decreases; 16) pension plan assumptions and future contributions; 17) continued availability of raw materials in adequate supplies; 18) the effects of currency exchange rates and foreign competition on future operations; 19) changes in laws and regulations, taxes, interest rates, inflation rates, general business conditions and other factors; and 20) other risks and uncertainties set forth in the company's annual, quarterly and current reports, and proxy statements. Any forward-looking information provided in this report should be considered with these factors in mind. The company assumes no obligation to update any forward-looking statements contained in this report.

SELECTED QUARTERLY FINANCIAL DATA
KAMAN CORPORATION AND SUBSIDIARIES
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	FIRST QUARTER	SECOND QUARTER[3,4]	THIRD QUARTER[2,3,5]	FOURTH QUARTER[1,2,6]	TOTAL YEAR
NET SALES
2005	$263,306	$271,263	$278,111	$288,516	$1,101,196
2004	245,151	247,509	246,306	256,226	995,192
GROSS PROFIT
2005	$70,895	$70,690	$62,212	$83,014	$286,811
2004	61,739	55,417	50,362	57,389	224,907
NET EARNINGS (LOSS)
2005	$4,705	$2,757	$(3,612)	$9,178	$13,028
2004	1,173	(1,702)	(11,786)	493	(11,822)
PER SHARE - BASIC
2005	$.21	$.12	$(.16)	$.39	$.57
2004	.05	(.07)	(.52)	.02	(.52)
PER SHARE - DILUTED
2005	$.21	$.12	$(.16)	$.38	$.57
2004	.05	(.07)	(.52)	.02	(.52)

1:	Fourth quarter 2005 includes $5,103 recorded for the recovery of previously written off amounts for MDHI.

2:	Third and fourth quarter 2005 include net sales and gross profit of MBT Holdings Corp. and its subsidiaries which was acquired in August 2005.

3:	Second and third quarter 2005 include $3,938 and $4,416 of stock appreciation rights expense, respectively.

4:	Second quarter 2004 includes a non-cash adjustment for the Boeing Harbour Pointe contract in the amount of $7,086.

5:	Third quarter 2004 includes a non-cash sales and pre-tax earnings charge of $20,083 related to the MDHI program.

6:	Fourth quarter 2004 includes a $3,471 non-cash sales and pre-tax earnings adjustment for the curtailment of the University of Arizona contract.

The calculated per share-diluted amounts for each quarter ended 2004 and for the year ended December 31, 2004 are anti-dilutive, therefore, amounts shown are equal to the basic per share calculation.

The quarterly per share amounts for 2005 do not equal the “Total Year” figure due to the third quarter loss causing the modified earnings per share calculation to be anti-dilutive.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

KAMAN CORPORATION AND SUBSIDIARIES

Management of Kaman Corporation and subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the company’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that the company’s receipts and expenditures are being made only in accordance with authorizations of the company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

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

Under the supervision of and with the participation of our management, including the undersigned, the company has assessed its internal controls over financial reporting as of December 31, 2005 excluding MBT Holdings Corporation and its subsidiaries (now known as Musicorp), based on criteria for effective internal control over financial reporting described in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the company concluded that the company maintained effective internal control over financial reporting as of December 31, 2005, excluding Musicorp, based on the specified criteria. During our assessment, management did not identify any material weaknesses in our internal control over financial reporting, excluding Musicorp. During 2005, Kaman Music Corporation acquired the business of Musicorp through an asset purchase. Management excluded from its assessment of the effectiveness of Kaman Corporation’s internal control over financial reporting as of December 31, 2005, Musicorp’s internal control over financial reporting associated with total assets of $41.2 million and total net sales of $28.7 million included in the consolidated financial statements of Kaman Corporation as of and for the year ended December 31, 2005. KPMG LLP, an independent registered accounting firm that also audited our consolidated financial statements included in this report, audited management’s assessment of the effectiveness of internal control over financial reporting and issued their report which is included herein.

February 27, 2006

/s/ Paul R. Kuhn	/s/ Robert M. Garneau
Paul R. Kuhn	Robert M. Garneau
Chairman, President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KAMAN CORPORATION AND SUBSIDIARIES

THE BOARD OF DIRECTORS AND SHAREHOLDERS
    KAMAN CORPORATION

We have audited the accompanying consolidated balance sheets of Kaman Corporation and subsidiaries (Kaman Corporation) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kaman Corporation and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Kaman Corporation’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2006 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Hartford, Connecticut
February 27, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KAMAN CORPORATION AND SUBSIDIARIES

THE BOARD OF DIRECTORS AND SHAREHOLDERS
    KAMAN CORPORATION

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Kaman Corporation and subsidiaries (Kaman Corporation) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Kaman Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Kaman Corporation maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Kaman Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Kaman Music Corporation acquired MBT Holdings Corp. and its subsidiaries (now known as Musicorp) during 2005, and management excluded from its assessment of the effectiveness of Kaman Corporation’s internal control over financial reporting as of December 31, 2005, Musicorp’s internal control over financial reporting associated with total assets of $41.2 million and total net sales of $28.7 million included in the consolidated financial statements of Kaman Corporation as of and for the year ended December 31, 2005. Our audit of internal control over financial reporting of Kaman Corporation also excluded an evaluation of the internal control over financial reporting of Musicorp.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Kaman Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated February 27, 2006 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Hartford, Connecticut
February 27, 2006

CONSOLIDATED BALANCE SHEETS
KAMAN CORPORATION AND SUBSIDIARIES
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

December 31	2005	2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$12,998	$12,369
Accounts receivable, net	176,285	190,141
Inventories	220,714	196,718
Deferred income taxes	31,652	35,837
Other current assets	17,159	15,270
Total current assets	458,808	450,335
PROPERTY, PLANT AND EQUIPMENT, NET	51,592	48,958
GOODWILL	54,693	40,933
OTHER INTANGIBLE ASSETS, NET	19,836	14,605
DEFERRED INCOME TAXES	7,908	4,086
OTHER ASSETS	5,660	3,414
TOTAL ASSETS	$598,497	$562,331
LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES Notes payable	$915	$7,255
Current portion of long-term debt	1,660	17,628
Accounts payable - trade	94,716	74,809
Accrued salaries and wages	22,170	20,264
Accrued pension costs	13,150	6,354
Accrued contract losses	19,950	37,533
Accrued restructuring costs	3,026	3,762
Advances on contracts	14,513	16,721
Other accruals and payables	46,753	38,967
Income taxes payable	6,423	2,812
Total current liabilities	223,276	226,105
LONG-TERM DEBT, EXCLUDING CURRENT PORTION	62,235	18,522
OTHER LONG-TERM LIABILITIES	43,232	33,534
COMMITMENTS AND CONTINGENCIES (Note 16)	-	-
SHAREHOLDERS' EQUITY Capital stock, $1 par value per share:
Preferred stock, 200,000 and 700,000 shares authorized in 2005 and 2004, respectively:
Series 2 preferred stock, 6½% cumulative convertible, 500,000 shares authorized, none outstanding in 2004 and cancelled in 2005	-	-
Common stock:
Common stock, 50,000,000 shares authorized, voting, 24,565,111 shares issued in 2005	24,565	-
Class A, 48,500,000 shares authorized, nonvoting; $.10 per common share dividend preference; 23,066,260 shares issued in 2004	-	23,066
Class B, 1,500,000 shares authorized, voting; 667,814 shares issued in 2004	-	668
Additional paid-in capital	58,637	76,468
Retained earnings	199,383	197,586
Unamortized restricted stock awards	(454)	(893)
Accumulated other comprehensive loss	(4,145)	(684)
	277,986	296,211
Less 660,382 shares of common stock in 2005 and 971,653 shares of Class A common stock in 2004, held in treasury, at cost	(8,232)	(12,041)
Total shareholders’ equity	269,754	284,170
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$598,497	$562,331

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
KAMAN CORPORATION AND SUBSIDIARIES
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

Year ended December 31	2005	2004	2003
NET SALES	$1,101,196	$995,192	$894,499
COSTS AND EXPENSES
Cost of sales	814,385	770,285	671,591
Selling, general and administrative expense	256,241	239,368	206,416
Net (gain) loss on sale of product lines and other assets	27	(199)	(18,163)
Other operating income	(2,214)	(1,731)	(1,448)
Interest expense, net	3,046	3,580	3,008
Other expense, net	860	1,053	1,265
	1,072,345	1,012,356	862,669
EARNINGS (LOSS) BEFORE INCOME TAXES	28,851	(17,164)	31,830
INCOME TAX BENEFIT (EXPENSE)	(15,823)	5,342	(12,425)
NET EARNINGS (LOSS)	$13,028	$(11,822)	$19,405
PER SHARE
Net earnings (loss) per share:
Basic	$.57	$(.52)	$.86
Diluted	.57	(.52)	.86
Dividends declared	.485	.44	.44

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
KAMAN CORPORATION AND SUBSIDIARIES
(IN THOUSANDS EXCEPT SHARE AMOUNTS)

Year ended December 31	2005	2004	2003
PREFERRED STOCK	$-	$-	$-
CLASS A COMMON STOCK
Balance-beginning of year	23,066	23,066	23,066
Recapitalization	(23,066)	-	-
Balance-end of year	-	23,066	23,066
CLASS B COMMON STOCK
Balance-beginning of year	668	668	668
Recapitalization	(668)	-	-
Balance-end of year	-	668	668
COMMON STOCK
Balance-beginning of year	-	-	-
Recapitalization	24,565	-	-
Balance-end of year	24,565	-	-
ADDITIONAL PAID-IN CAPITAL
Balance-beginning of year	76,468	76,744	77,267
Employee stock plans	(3,116)	(298)	(398)
Restricted stock awards	6	22	(125)
Debentures	2	-	-
Recapitalization	(14,723)	-	-
Balance-end of year	58,637	76,468	76,744
RETAINED EARNINGS
Balance-beginning of year	197,586	219,401	209,932
Net earnings (loss)	13,028	(11,822)	19,405
Dividends declared	(11,231)	(9,993)	(9,936)
Balance-end of year	199,383	197,586	219,401
UNAMORTIZED RESTRICTED STOCK AWARDS
Balance-beginning of year	(893)	(1,727)	(2,094)
Stock awards issued	(116)	(133)	(529)
Amortization of stock awards	555	967	896
Balance-end of year	(454)	(893)	(1,727)
ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance-beginning of year	(684)	(1,311)	(1,099)
Other comprehensive income (loss)	(3,461)	627	(212)
Balance-end of year	(4,145)	(684)	(1,311)
TREASURY STOCK
Balance-beginning of year	(12,041)	(13,658)	(15,793)
Shares acquired in 2005 - 4; 2004 - 757; 2003 - 20,000	-	(9)	(205)
Shares reissued under various stock plans in 2005 - 311,275; 2004 - 132,740; 2003 - 190,455	3,809	1,626	2,340
Balance-end of year	(8,232)	(12,041)	(13,658)
TOTAL SHAREHOLDERS’ EQUITY	$269,754	$284,170	$303,183

COMPREHENSIVE INCOME (LOSS)
Net earnings (loss)	$13,028	$(11,822)	$19,405
Foreign currency translation adjustments	503	627	(212)
Supplemental employees’ retirement plan adjustment, net of tax benefit of $2,430 in 2005	(3,964)	-	-
Other comprehensive income (loss)	(3,461)	627	(212)
TOTAL COMPRESHENSIVE INCOME (LOSS)	$9,567	$(11,195)	$19,193

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
KAMAN CORPORATION AND SUBSIDIARIES
(IN THOUSANDS)

Year ended December 31	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES Net earnings (loss)	$13,028	$(11,822)	$19,405
Adjustments to reconcile net earnings (loss) to cash provided by (used in) operating activities: Depreciation and amortization	9,555	8,969	10,019
Provisions for (recovery of) losses on accounts receivable	(2,120)	2,180	487
Net (gain) loss on sale of product lines and other assets	27	(199)	(18,163)
Non-cash write-down of assets	-	962	-
Non-cash sales adjustment for costs - not billed	-	21,332	-
Deferred income taxes	3,183	(11,421)	5,994
Other, net	4,086	7,418	2,376
Changes in current assets and liabilities, excluding effects of acquisitions/divestitures: Accounts receivable	20,487	(20,179)	2,744
Inventories	(9,825)	(18,175)	(9,806)
Income taxes receivable	-	1,043	4,149
Other current assets	(1,435)	(2,695)	2,267
Accounts payable - trade	12,898	15,149	10,106
Accrued contract losses	(17,550)	13,458	(2,956)
Accrued restructuring costs	(736)	(2,347)	(1,485)
Advances on contracts	(2,208)	(2,972)	(1,846)
Accrued expenses and payables	11,638	21,962	3,352
Income taxes payable	3,660	2,807	-
Cash provided by (used in) operating activities	44,688	25,470	26,643
CASH FLOWS FROM INVESTING ACTIVITIES Proceeds from sale of product lines and other assets	346	376	28,339
Expenditures for property, plant and equipment	(9,866)	(7,539)	(9,069)
Acquisition of businesses, less cash acquired	(31,875)	(2,435)	(7,748)
Other, net	788	(770)	(1,638)
Cash provided by (used in) investing activities	(40,607)	(10,368)	9,884
CASH FLOWS FROM FINANCING ACTIVITIES Changes in notes payable	(6,341)	1,197	(2,664)
Changes in debt	27,745	(2,134)	(23,508)
Recapitalization	(13,892)	-	-
Proceeds from exercise of employee stock plans	585	1,218	1,287
Purchases of treasury stock	-	(9)	(205)
Dividends paid	(10,747)	(9,979)	(9,917)
Debt issuance costs	(824)	-	-
Other	-	(305)	-
Cash provided by (used in) financing activities	(3,474)	(10,012)	(35,007)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	607	5,090	1,520
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	22	149	39
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	12,369	7,130	5,571
CASH AND CASH EQUIVALENTS AT END OF YEAR	$12,998	$12,369	$7,130

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005, 2004 AND 2003
KAMAN CORPORATION AND SUBSIDIARIES
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

1.  SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

BASIS OF PRESENTATION - The accompanying consolidated financial statements include the accounts of the company and its subsidiaries. All inter-company balances and transactions have been eliminated in consolidation. Certain amounts in prior year financial statements and notes thereto have been reclassified to conform to current year presentation. As reported in the 2004 Form 10-K, in the fourth quarter of 2004 the company restated its statement of operations beginning with the first quarter of 2004. This restatement resulted in a $0.01 change for the first quarter to the second quarter 2004. It had no net impact for the full 2004 year. The effects of this restatement are included in the 2004 year-end balances in the Annual Report for 2005 on Form 10-K.

USE OF ESTIMATES - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION - The company has certain operations outside the United States that prepare financial statements in currencies other than the U.S. dollar. For these operations, results of operations and cash flows are translated using the average exchange rate throughout the period. Assets and liabilities are generally translated at end of period rates. The gains and losses associated with these translation adjustments are included as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity.

CONCENTRATION OF CREDIT RISK - Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash, cash equivalents and trade accounts receivable. The Aerospace segment had one customer that accounted for 25.0% and 34.5% of the accounts receivable balance as of December 31, 2005 and 2004, respectively. No individual customer accounted for more than 10% of net sales. Foreign sales were approximately 14.4%, 13.6% and 15.0% of the company’s net sales in 2005, 2004 and 2003, respectively and are concentrated primarily in Australia, Canada, Europe, Mexico, and Asia.

REVENUE RECOGNITION - Sales and estimated profits under long-term contracts are principally recognized on the percentage-of-completion method of accounting, generally using as a measurement basis either a ratio that costs incurred bear to estimated total costs (after giving effect to estimates of costs to complete based upon most recent information for each contract) or units-of-delivery. Reviews of contracts are made routinely throughout their lives and the impact of revisions in profit estimates are recorded in the accounting period in which the revisions are made. Any anticipated contract losses are charged to operations when first indicated.

Other types of sales for products are initially reviewed to ascertain if there is a multiple element arrangement. If such an arrangement exists and there is no evidence of stand-alone value for each element of the undelivered item, recognition of sales for the arrangement are deferred until all elements of the arrangement are delivered and risk of loss and title has passed. For elements that do have stand-alone value or are not considered a multiple element arrangement, sales and related costs of sales are recognized when the product has been shipped or delivered depending upon when title and risk of loss has passed.

The company has included freight costs charged to customers in net sales and the correlating expense as a cost of sales for the years ended December 31, 2005, 2004 and 2003.

COST OF SALES AND OPERATING EXPENSES - Cost of sales includes costs of products and services sold (i.e., purchased product, raw material, direct labor, engineering labor, outbound freight charges and indirect and overhead charges). Selling expenses primarily consist of advertising, promotion, bid and proposal, employee payroll and corresponding benefits and commissions paid to sales and marketing personnel. General and administrative expenses primarily consist of employee payroll including executive, administrative and financial personnel and corresponding benefits, incentive compensation, independent research and development, consulting expenses, warehousing costs, depreciation and amortization.

Certain costs including purchasing costs, receiving costs and inspection costs for certain reporting segments are not included in the costs of sales line item. For the years ended December 31, 2005, 2004 and 2003, these balances of $3,366, $2,992 and $2,659, respectively, are included in general and administrative costs.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents include cash on hand, demand deposits and short term cash investments. These investments are highly liquid in nature and have original maturities of three months or less.

ACCOUNTS RECEIVABLE - The company has three types of accounts receivable: (a) Trade receivables which consist of amounts billed and currently due from customers, (b) U.S. Government contracts which consists of amounts billed and costs and accrued profit - not billed and (c) Commercial and other government contracts, which consist of amounts billed and costs and accrued profit - not billed.

The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in the trade accounts receivable and billed contracts balance. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence.

INVENTORIES - Inventory of merchandise for resale is stated at cost (using the average costing method) or market, whichever is lower. Contracts and other work in process and finished goods are valued at production cost represented by raw material, labor and overhead. Initial tooling, startup costs and general and administrative expenses may be included, where applicable. Contracts and other work in process and finished goods are not recorded in excess of net realizable values.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is recorded at cost. Depreciation is computed primarily on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives for buildings range from 15 to 30 years and for leasehold improvements range from 5 to 20 years, whereas machinery, office furniture and equipment generally have useful lives ranging from 3 to 10 years. At the time of retirement or disposal, the acquisition cost of the asset and related accumulated depreciation are eliminated and any gain or loss is credited to or charged against income.

In the event that facts and circumstances indicate that the carrying value of long-lived assets or other assets may be impaired, a specific evaluation of the assets or groups of assets is performed to determine whether any impairment exists.

Maintenance and repair items are charged against income as incurred, whereas renewals and betterments are capitalized and depreciated.

GOODWILL AND OTHER INTANGIBLE ASSETS - Goodwill and intangible assets with indefinite lives are evaluated for impairment at least annually in the fourth quarter, based on initial annual forecast information. Intangible assets with finite lives are amortized using the straight-line method over their estimated period of benefit, which generally ranges from 10 to 20 years. The goodwill and other intangible assets are also reviewed for possible impairment whenever changes in conditions indicate that the fair value of a reporting unit is below its carrying value. Based upon the annual impairment assessment, there were no goodwill or intangible asset impairments in 2005, 2004 or 2003.

PRODUCT WARRANTY COSTS - Reserves are recorded on the consolidated balance sheet in other accrued liabilities to reflect the company’s contractual liabilities related to warranty commitments to customers. Warranty coverage of various lengths and terms is provided to customers based upon standard terms and conditions or negotiated contractual agreements. An estimated warranty expense is recorded at the time of the sale based upon historical warranty return rates and repair costs, or at the point in time when a specific warranty related expense is considered probable and can be estimated.

VENDOR INCENTIVES - The company’s Industrial Distribution segment enters into agreements with certain vendors providing for inventory purchase incentives that are generally earned and recognized upon achieving specified volume-purchasing levels. To the extent that the company has inventory on hand that qualifies for specific rebate programs, the recognition of the rebate is deferred until the inventory is sold. The segment recognizes these incentives as a reduction of cost of sales. As of December 31, 2005 and 2004, total vendor incentive receivables, included in other current assets, are $7,984 and $8,807, respectively.

RESEARCH AND DEVELOPMENT - Research and development costs not specifically covered by contracts are charged against income as incurred through selling, general and administrative expense. Such costs amounted to $2,743, $4,040 and $4,318 in 2005, 2004 and 2003, respectively.

INCOME TAXES - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled.

STOCK-BASED COMPENSATION - As permitted by Statement of Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation” (SFAS 123), the company has elected to continue following the guidance of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” for measurement and recognition of stock-based transactions with employees through December 31, 2005. Accordingly, no compensation cost has been recognized for its stock plans other than for the restricted stock awards and stock appreciation rights. As required by SFAS 123, the pro forma net earnings and earnings per share information presented below includes the compensation cost of stock options issued to employees based on the fair value at the grant date and includes compensation cost for the 15% discount offered to participants in the employees stock purchase plan.

	2005	2004	2003
Net earnings (loss): As reported	$13,028	$(11,822)	$19,405
Stock compensation expense reported in net earnings (loss), net of tax effect	5,468	1,330	918
Less stock compensation expense, net of tax effect	(6,215)	(2,069)	(1,685)
Pro forma net earnings (loss)	$12,281	$(12,561)	$18,638
Earnings (loss) per share - basic: As reported	.57	(.52)	.86
Pro forma	.53	(.55)	.83
Earnings (loss) per share - diluted: As reported	.57	(.52)	.86
Pro forma	.53	(.55)	.83

The fair value of each option grant is estimated on the date of grant by using the Black-Scholes option-pricing model. The compensation costs would be recognized on a straight line basis over the vesting period for the options. The following weighted-average assumptions were used for grants in 2005, 2004 and 2003:

	2005	2004	2003
Expected dividend yield	3.8%	3.1%	4.4%
Expected volatility	40%	45%	47%
Risk-free interest rate	4.2%	4.1%	3.9%
Expected option lives	8 years	8 years	8 years
Per share fair value of options granted	$3.73	$5.36	$3.33

RECENT ACCOUNTING STANDARDS - In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 151 “Inventory Costs - an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 clarifies the accounting for inventory when there are abnormal amounts of idle facility expense, freight, handling costs, and wasted materials. Under existing generally accepted accounting principles, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be “so abnormal” as to require treatment as current period charges rather than included in the value of the inventory. SFAS 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company has adopted the provisions of SFAS 151 effective January 1, 2006. We believe that the adoption of this standard will have a similar impact on our results of operations as our current idle facility charges, which are discussed in Note 6.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment" (“SFAS 123(R)”). The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. In April 2005, the Securities and Exchange Commission (the "SEC") announced that the effective date of SFAS 123(R) would be delayed from June 15, 2005 until January 1, 2006, for calendar year companies. SFAS 123(R) requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. That cost is to be recognized over the period during which an employee is required to provide service in exchange for the award. We currently use the Black-Scholes option-pricing model to measure the fair value of stock-based compensation to employees for pro forma disclosures under SFAS No. 123. The company has adopted SFAS 123(R) effective January 1, 2006 using the modified prospective method. The company anticipates that the adoption of this principle will have a similar material impact on our results of operations as presented in Note 1 to the Financial Statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29,” (“SFAS 153”). SFAS 153 amends Opinion 29 to eliminate the exception for non monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 is effective for fiscal years beginning after June 15, 2005. The company adopted SFAS 153 effective January 1, 2006. The adoption of this standard did not have a material impact on our financial position, results of operations or cash flows.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations (an interpretation of FASB Statement No. 143)" ("FIN 47"). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143 ("SFAS 143") refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires that the fair value of conditional asset retirement obligations be recognized when incurred if a reasonable estimate of fair value can be made. We adopted the provisions of this Interpretation on December 31, 2005. Management believes that the adoption of this Interpretation did not have a material impact on our cash flows or operating results.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3,” (“SFAS 154”). SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, subject to certain practicability provisions, but does not change the guidance in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. In the event of a voluntary accounting principle change after January 1, 2006, the company will adhere to the guidance in this standard.

2.  RECAPITALIZATION

On November 3, 2005, the company completed the recapitalization of its capital stock, which had been approved by holders of both classes of its common stock on October 11, 2005. The recapitalization replaced the company’s previously existing dual class common stock structure (Class A non-voting common and Class B voting common, $1 par value each) with one class of voting common stock, $1 par value. Specifically, each share of Class A non-voting common stock became one share of voting common stock, and each share of Class B voting common stock was reclassified into 3.58 shares of voting common stock or, alternatively, at the election of the holders of such shares, 1.84 shares of voting common stock and an amount in cash equal to $27.10. As a result of the recapitalization, the company paid $13,892 to shareholders electing the part stock/part cash option. A total of 1,498,851 shares of common stock were issued in exchange for 667,814 shares of Class B voting common stock.

Beginning on November 4, 2005, the symbol under which the company's common stock is traded on The NASDAQ National Market was changed to "KAMN."

3.  ACQUISTIONS AND DIVESTITURES

The company incurred $31,875, $2,435 and $7,748 for the acquisition of businesses during 2005, 2004 and 2003, respectively. These acquisition costs also included contingency payments to the former owner of Dayron. Total contingency payments could be up to $25,000 over time, if certain milestones are met. Any such contingency payments would be treated as additional goodwill. An accrual and additional goodwill of $2,369, $1,631 and $1,000 was recorded during 2005, 2004 and 2003 associated with these additional payments for which milestones were met. A portion of the 2004 accrual was paid during 2005 whereas the remainder may be paid upon the resolution of the warranty matter described in Note 12. Total contingency payments paid through 2005 were $1,644.

In August 2005, the company paid $29,003 to acquire certain of the assets and assume certain of the liabilities of MBT Holdings Corp. and its subsidiaries (now known as Musicorp), a wholesale distributor of musical instruments and accessories headquartered in Charleston, South Carolina. Musicorp was the second largest independent U.S. distributor of musical instruments and accessories after Kaman. Pro forma information related to the consolidated results of operations of the company and Musicorp were not material and therefore, are not required for 2005.

The operating results for Musicorp have been included in the company’s consolidated financial statements from the date of acquisition. The acquisition was accounted for as a purchase transaction. Based upon an external valuation, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on estimates of fair value as follows:

Musicorp
Tangible assets acquired	$22,284
Goodwill	12,739
Intangible assets, subject to amortization	5,603
Acquisition costs	(3,500)
Liabilities assumed	(8,123)
Purchase price	$29,003

During 2004, the company issued a note for $405 to acquire certain assets, primarily consisting of inventory, of Brivsa de Mexico, a small Monterrey, Mexico distributor, expanding the company’s ability to serve customers with operations in Mexico.

During the fourth quarter of 2003, the company purchased a majority of the assets and business of Industrial Supplies, Inc. (“ISI”), located in Birmingham, Alabama. ISI was a distributor of a wide variety of bearing, conveyor, electrical, fluid power and power transmission components used by manufacturing, mining, steel, lumber, pulp and paper, food and other industries. The assets acquired, liabilities assumed and results of operations of ISI since the acquisition have been included in the Industrial Distribution segment.

During 2005 and 2004, the company purchased an additional equity interest in Delamac de Mexico S.A. de C.V. (“Delamac”) and as of the end of 2005 and 2004, the company had a 90.8% and 72.5%, respectively, equity interest in Delamac.

In January 2003, the company sold its electric motor and drive business, operating as the Electromagnetics Development Center (“EDC”) within the Kaman Aerospace subsidiary, to DRS Technologies, Inc. for $27,500. The sale resulted in a pre-tax gain of $17,415

4.  ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

December 31	2005	2004
Trade receivables	$96,776	$87,158
U.S. Government contracts: Billed	16,140	15,360
Costs and accrued profit - not billed	956	5,062
Commercial and other government contracts: Billed	19,569	25,057
Costs and accrued profit - not billed	46,244	63,024
Less allowance for doubtful accounts	(3,400)	(5,520)
Total	$176,285	$190,141

Costs and accrued profit-not billed represent costs incurred on contracts, which will become billable upon future deliveries, achievement of specific contract milestones or completion of engineering and service type contracts. Management estimates that substantially all of such costs and accrued profits at December 31, 2005 will be collected within one year.

The Aerospace segment had a program with MD Helicopters, Inc. (“MDHI”) that involved multi-year contracts for production of fuselages for the MDHI 500 and 600 series helicopters and composite rotor blades for the MD Explorer helicopter. Because of unresolved payment issues, the company had stopped work on the program in 2003. Furthermore, based upon MDHI’s lack of success with respect to improving its financial and operational circumstances, the company recorded a non-cash sales and pre-tax earnings charge of $20,083 (including an $18,211 negative sales adjustment for costs not billed and accrued profit and a $1,872 addition to the company’s bad debt reserve for billed receivables) in the third quarter of 2004. This charge eliminated the company’s investment in contracts with MDHI.

In the fourth quarter of 2005, the company entered into a multi-year agreement with MDHI, which was recently acquired and recapitalized, for the production of rotor blades and other components primarily for the MD Explorer helicopter. In connection with this agreement, the company was paid $7,179 for previously written off sales and accounts receivable.

During the fourth quarter 2004, the company recorded a non-cash sales and pre-tax earnings adjustment of $3,471 (includes a $3,221 negative sales adjustment for costs not billed and a $250 addition to the company’s bad debt reserve for billed receivables) that was previously recognized for a contract with the University of Arizona due to the curtailment of the contract. This matter is further discussed in Note 16.

5.  INVENTORIES

Inventories are comprised as follows:

December 31	2005	2004
Merchandise for resale	$124,936	$103,117
Contracts in process:
U.S. Government, net of progress payments of $18,951 and $11,325 in 2005 and 2004, respectively	44,710	29,600
Commercial and other government contracts	14,554	21,173
Other work in process (including certain general stock materials)	21,750	21,284
Finished goods	14,764	21,544
Total	$220,714	$196,718

Based upon a market evaluation, the company wrote down its K-MAX inventory by $46,665 to its net realizable value during 2002. Management continues to monitor this inventory for obsolescence. No additional write down occurred during fiscal 2005 or 2004. Included in Other work in process and Finished goods at December 31, 2005 and 2004 is K-MAX inventory of $22,538 and $29,944, respectively.

The company had inventory of $3,533, $3,743 and $3,532 as of December 31, 2005, 2004 and 2003, respectively, on consignment at customer locations, specifically related to the Industrial Distribution segment.

The aggregate amounts of general and administrative costs charged to inventory in the Aerospace segment during 2005, 2004 and 2003 were $27,806, $24,523, and $34,793, respectively.

The estimated amounts of general and administrative costs remaining in contracts in process at December 31, 2005 and 2004 are $5,505 and $6,254, respectively, and are based on the ratio of such costs to total costs of production.

6.  PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment is summarized as follows:

December 31	2005	2004
Land	$4,302	$4,251
Buildings	30,165	29,423
Leasehold improvements	14,449	13,800
Machinery, office furniture and equipment	118,583	111,125
Total	167,499	158,599
Less accumulated depreciation and amortization	115,907	109,641
Property, plant and equipment, net	$51,592	$48,958

Idle facilities and related costs for the Aerospace segment of $2,749, $3,330 and $1,386 for 2005, 2004 and 2003, respectively, were included in cost of sales.

Depreciation expense was $9,235, $8,835 and $9,884 for 2005, 2004 and 2003, respectively.

7.  GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Goodwill and other intangible assets, net are as follows:

December 31	2005	2004
Goodwill:
Aerospace	$35,578	$34,010
Industrial Distribution	4,081	4,252
Music	15,034	2,671
	$54,693	$40,933

December 31	2005	2004
Other intangible assets:
Other intangible assets - subject to amortization:
Customer relationships	$3,400	$-
Trade names	2,000	-
Patents	1,937	1,882
Total	7,337	1,882
Less accumulated amortization	(1,320)	(1,096)
Other intangible assets - subject to amortization, net	6,017	786
Trade name - not subject to amortization	13,819	13,819
Other intangible assets, net	$19,836	$14,605

With the exception of patents, the other intangible assets relate to the Music segment.

The increase in goodwill and intangible assets during fiscal 2005 is primarily due to the acquisition of Musicorp by the Music segment. The amortization period for the intangible assets acquired ranges from 10 to 20 years.

Intangible asset amortization expense was $224, $104 and $107 in 2005, 2004 and 2003, respectively.

Amortization expense for each of the next five years is expected to approximate $395 per year.

8.  RESTRUCTURING COSTS

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

The following table displays the activity and balances of the pre-tax charges relating to the Moosup plant closure as of and for the year ended December 31, 2005:

	2004	ADDITIONS	CASH PAYMENTS,NET	2005
Restructuring costs: Facility closings	$3,762	$815	$(1,551)	$3,026
Total	$3,762	$815	$(1,551)	$3,026

9.  ACCRUED CONTRACT LOSSES

Management performs detailed quarterly reviews of our contracts and adjustments in profit estimates are recorded in the current period. When total estimated costs exceed total estimated revenue to be earned, the company immediately records a provision for the entire anticipated contract loss. The following is a summary of total accrued contracts losses for fiscal years 2005, 2004 and 2003:

	2005	2004	2003
Balance at January 1	$37,533	$24,076	$27,032
Costs incurred	(35,759)	(10,542)	(14,196)
Additions to loss accrual	19,147	24,502	11,322
Release to income	(971)	(503)	(82)
Balance at December 31	$19,950	$37,533	$24,076

The following is a summary of significant accrued contract losses:

As previously reported, the largest portion of our historical accrued contract loss has been as a result of the Australia SH-2G(A) helicopter program with the Royal Australian Navy. During 2002, the company recorded a total pre-tax charge of $27,413 for estimated cost growth, which eliminated all of the $6,505 profit previously recorded on the program and established a $20,908 loss accrual. This accrual was for anticipated cost growth associated with completion of the aircraft, and final integration and testing of the aircraft’s advanced Integrated Tactical Avionic System (“ITAS”) software.

During 2003 and 2004, the company recorded $0 and $5,474, respectively, for additional estimated cost growth. As of the end of 2005, production of the eleven SH-2G(A) aircraft for the program is essentially complete but the aircraft still lack the full ITAS software. During 2005, the company continued to make progress toward completing the software integration and in August began software testing procedures in preparation for final quality acceptance. Based upon the results of this testing, management determined that additional work was necessary prior to entering a final qualification phase that will conclude the complex software acceptance process. As the result of additional work needed on the integration of the software, we recorded an additional $16,810 charge during 2005. The total accrued contract loss remaining as of December 31, 2005 was $16,003.

During the second quarter of 2004, the company recorded a $7,086 non-cash adjustment for the Boeing Harbour Pointe contract in the Aerospace segment. The adjustment consisted of an accrued contract loss of $4,280 and a valuation adjustment of $2,806 associated with portions of the program inventory. Subsequent to the second quarter, the amount reflecting accrued contract loss was changed to $6,124 and the inventory valuation adjustment was changed to $962 as a result of additional orders received as part of the program during the second half of 2004. These changes had no impact on the total recorded adjustment.

10.  CREDIT ARRANGEMENT - SHORT-TERM BORROWINGS AND LONG-TERM DEBT

REVOLVING CREDIT AGREEMENT - On August 5, 2005, the company replaced its previous five-year, $150,000 revolving credit facility with a new $150,000 revolving credit facility expiring August 4, 2010, with The Bank of America and Bank of Nova Scotia as Co-Lead Arrangers and Administrators, JPMorgan Chase Bank as Syndication Agent, Key Bank as Documentation Agent, and Citibank and Webster Bank as additional participants. The new facility includes an “accordion” feature that provides the company the opportunity to request an expansion of up to $50,000, subject to bank approval, in the size of the facility as well as a foreign currency feature that replaces the 9,500 Euro credit agreement. As of December 31, 2005, there was $73,945 available for borrowing under the Revolving Credit Agreement. Letters of credit are generally considered borrowings for purposes of the Revolving Credit Agreement.

The financial covenants associated with the current credit facility include a requirement that the company have i) EBITDA at least equal to 300% of net interest expense on the basis of a rolling four quarters and ii) a ratio of consolidated total indebtedness to total capitalization of not more than 55%. The agreement also incorporates a financial covenant which provides that if the company's EBITDA to net interest expense ratio is less than 6 to 1, the ratio of i) accounts receivable and inventory for certain Kaman subsidiaries to ii) the company's consolidated total indebtedness cannot be less than 1.6 to 1. For each outstanding credit facility as of 2005, 2004 and 2003, the company was in compliance with our debt covenants.

In 2005, the company incurred $824 in debt issuance costs. These costs have been capitalized and will be amortized on a straight-line basis over the term of the facility. Total amortization expense for 2005 was $69.

CERTAIN LETTERS OF CREDIT -The face amounts of irrevocable letters of credit issued under the Revolving Credit Agreement totaled $30,537 and $29,182 at December 31, 2005 and 2004, respectively. Of those amounts, $19,800 and $23,000 at December 31, 2005 and 2004, respectively, are attributable to the Australia SH-2G(A) helicopter program.

CONVERTIBLE SUBORDINATED DEBENTURES - The company issued its 6% convertible subordinated debentures during 1987. The debentures are convertible into shares of the common stock of Kaman Corporation at any time on or before March 15, 2012 at a conversion price of $23.36 per share at the option of the holder unless previously redeemed by the company. Pursuant to a sinking fund requirement that began March 15, 1997, the company redeems $1,660 of the outstanding principal amount of the debentures annually. The debentures are subordinated to the claims of senior debt holders and general creditors. These debentures have a book value of $18,242 at December 31, 2005, which is believed to approximate fair value. Deferred charges associated with the issuance of the debenture are being amortized over the term of the debentures.

SHORT-TERM BORROWINGS - Under the Revolving Credit Agreement, the company has the ability to borrow funds on both a short-term and long-term basis. The company also has certain other credit arrangements with these banks to borrow funds on a short-term basis with interest at current market rates.

Short-term borrowings outstanding are as follows:

December 31	2005	2004
Revolving credit agreement	$—	$—
Other credit arrangements	915	7,255
Total	$915	$7,255

The weighted average interest rates on short-term borrowings outstanding as of December 31, 2005 and 2004 were 4.87% and 2.72%, respectively.

LONG-TERM DEBT - The company has long-term debt as follows:

December 31	2005	2004
Revolving credit agreement[1]	$45,518	$5,000
Other credit arrangements	135	276
Euro credit agreement	-	10,968
Convertible subordinated debentures	18,242	19,906
Total	63,895	36,150
Less current portion[2]	1,660	17,628
Total excluding current portion	$62,235	$18,522

1:	The Revolving Credit Agreement dated August 5, 2005 includes a Euro feature, which amounted to $9,518 in borrowings at December 31, 2005.
2:	In 2004, the previous Revolving Credit Facility was expiring within one year. Therefore, borrowings were reclassed to current as of December 31, 2004.

LONG-TERM DEBT ANNUAL MATURITIES - The aggregate amounts of annual maturities of long-term debt for each of the next five years and thereafter are approximately as follows:

2006	$1,660
2007	1,795
2008	1,660
2009	1,660
2010	47,178
Thereafter	9,942

INTEREST PAYMENTS - Cash payments for interest were $4,023, $3,676 and $3,174 for 2005, 2004 and 2003, respectively.

11.  ADVANCES ON CONTRACTS

Advances on contracts include customer advances together with customer payments and billings associated with the achievement of certain contract milestones in excess of costs incurred, primarily for the Australia SH-2G(A) helicopter contract. The customer advances for that contract are fully secured by letters of credit. It is anticipated that the advances on contracts along with the majority of these letters of credit will remain in place until final acceptance of the aircraft by the Royal Australian Navy, which is expected in mid-2006.

12.  PRODUCT WARRANTY COSTS

Changes in the carrying amount of accrued product warranty costs for fiscal 2005, 2004 and 2003 are summarized as follows:

	2005	2004	2003
Balance at January 1	$3,827	$151	$400
Warranty costs incurred	(505)	(274)	(68)
Product warranty accrual	3,404	3,950	69
Release to income	(2,422)	-	(250)
Balance at December 31	$4,304	$3,827	$151

The following is a summary of significant warranty matters as of December 31, 2005:

As previously reported, the company has been working to resolve two warranty-related matters at the Dayron facility. The first issue involves a supplier's recall of a switch embedded in certain bomb fuzes. The second warranty issue involves bomb fuzes manufactured for the U. S. Army utilizing systems which originated before Dayron was acquired by Kaman that have since been found to contain an incorrect part. As of the end of 2004, Dayron had a warranty reserve of $3,507 related to these two issues. During 2005, Dayron was released of $2,058 of liability associated with certain lots of fuzes by the customers and experienced cost growth of $1,628 primarily related to the cost to cover additional fuzes identified by the customer. The net reserve as of the end of 2005 related to these two matters is $2,985. This represents management’s best estimate of the costs, including re-work, transportation costs and testing, currently expected to be incurred in these matters. As of the end of the year, Dayron has performed limited work for these warranty items. It is expected that work will continue and be completed during 2006.

As a result of the second warranty matter, on March 18, 2005, Dayron was notified that the U.S. Attorney's Office for the Middle District of Florida and the Defense Criminal Investigative Service (DCIS) had initiated an investigation into the matter. Dayron has cooperated fully with the authorities, working to resolve the matter in a mutually satisfactory manner. As of the date of this report, the company has not received any notification from the authorities regarding conclusion of the investigation.

On June 29, 2005, the company notified its two affected customers of a non-conforming part that may have an impact on certain aircraft panels manufactured by the Aerostructures facility in Wichita, Kansas, beginning in September 2002. As a result of this matter, the company recorded a warranty accrual of $1,040 during 2005, in anticipation of incurring its estimated share of certain costs to replace and install the panels on certain aircraft. As of December 31, 2005, $767 is available for the completion of this matter. Management is working with its customers to resolve this issue in a mutually satisfactory manner.

13.  INCOME TAXES

The components of income tax expense (benefit) are as follows:

	2005	2004	2003
Current:
Federal	$9,561	$3,203	$5,205
State	1,646	1,770	429
Foreign	1,448	1,102	797
	12,655	6,075	6,431
Deferred:
Federal	3,083	(9,359)	5,772
State	74	(1,918)	222
Foreign	11	(140)	-
	3,168	(11,417)	5,994
Total	$15,823	$(5,342)	$12,425

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are presented below:

December 31	2005	2004
Deferred tax assets: Long-term contracts	$7,383	$15,012
Deferred employee benefits	27,116	21,396
Inventory	8,077	7,712
Accrued liabilities and other items	10,096	8,732
Total deferred tax assets	52,672	52,852
Deferred tax liabilities: Depreciation and amortization	(5,756)	(7,033)
Intangibles	(3,666)	(2,413)
Other items	(1,183)	(1,320)
Total deferred tax liabilities	(10,605)	(10,766)
Net deferred tax asset before valuation allowance	42,067	42,086
Valuation allowance	(2,883)	(2,163)
Net deferred tax asset after valuation allowance	$39,184	$39,923

Foreign long-term deferred tax liabilities of $376 are included in Other Long-Term Liabilities on the consolidated balance sheet as of December 31, 2005. Valuation allowances of $2,883 and $2,163 at December 31, 2005 and 2004 reduced the deferred tax asset attributable to foreign loss and state loss and credit carry-forwards to an amount that, based upon all available information, is more likely than not to be realized. Reversal of the valuation allowance is contingent upon the recognition of future taxable income in the respective jurisdiction or changes in circumstances which cause the recognition of the benefits of the loss carry-forwards to become more likely than not. The net increase in the valuation allowance of $720 is due to the generation of $1,379 in state loss and tax credit carry-forwards, offset by $659 of current and anticipated utilization of Canadian and state carry-forwards. Canadian tax loss carry-forwards are approximately $2,495 and could expire between 2006 and 2010. State carry-forwards are in numerous jurisdictions with varying lives.

No valuation allowance has been recorded against the other deferred tax assets because the company believes that these deferred tax assets will, more likely than not, be realized. This determination is based largely upon the company’s anticipated future income, as well as its ability to carry-back reversing items within two years to offset taxes paid. In addition, the company has the ability to offset deferred tax assets against deferred tax liabilities created for such items as depreciation and amortization.

Pre-tax income from foreign operations amounted to $4,358, $3,227 and $1,736 in 2005, 2004 and 2003, respectively. Income taxes have not been provided on undistributed earnings of $8,202 from foreign subsidiaries since it is the company’s intention to permanently reinvest such earnings or to distribute them only when it is tax efficient to do so. It is impracticable to estimate the total tax liability, if any, which would be caused by the future distribution of these earnings.

The provision for income taxes differs from that computed at the federal statutory corporate tax rate as follows:

	2005	2004	2003
Federal tax (benefit) at 35% statutory rate	$10,098	$(6,007)	$11,141
State income taxes, net of federal benefit	1,118	(127)	810
Tax effect of:
Compensation	3,467	617	95
Recapitalization costs	1,169	93	-
Meals and entertainment	424	413	398
Other, net	(453)	(331)	(19)
Income taxes (benefit)	$15,823	$(5,342)	$12,425

Cash payments for income taxes, net of refunds, were $8,934, $2,198, and $2,062 in 2005, 2004 and 2003, respectively.

14.  PENSION PLANS

The company has a non-contributory qualified defined benefit pension plan covering the full-time U.S. employees of all U.S. subsidiaries (with the exception of certain acquired companies that have not adopted the plan). Employees become participants of the plan upon their completion of hours of service requirements. Benefits under this plan are generally based upon an employee’s years of service and compensation levels during employment with an offset provision for social security benefits. The company also has a Supplemental Employees’ Retirement Plan (“SERP”), which is considered a non-qualified pension plan. The SERP provides certain key executives, whose compensation is in excess of the limitations imposed by federal law on the qualified defined benefit pension plan, with supplemental benefits based upon eligible earnings, years of service and age at retirement.

The company uses a December 31 measurement date for its pension plans.

The pension plan costs were computed using the projected unit credit actuarial cost method and include the following components:

	Qualified Pension Plan			SERP
	2005	2004	2003	2005	2004	2003
Service cost for benefits earned during the year	$11,492	$10,233	$10,000	$1,408	$1,262	$696
Interest cost on projected benefit obligation	25,469	24,653	24,348	1,330	1,080	967
Expected return on plan assets	(28,476)	(28,675)	(31,445)	-	-	-
Net amortization and deferral	1,674	6	6	223	2,663	605
Net pension cost (income)	$10,159	$6,217	$2,909	$2,961	$5,005	$2,268

The change in actuarial present value of the projected benefit obligation is as follows:

	Qualified Pension Plan		SERP
December 31	2005	2004	2005	2004
Projected benefit obligation at beginning of year	$432,354	$389,892	$20,205	$15,949
Service cost	11,492	10,233	1,408	1,262
Interest cost	25,469	24,653	1,330	1,080
Actuarial liability loss	18,562	27,166	8,850	2,663
Benefit payments	(20,731)	(19,590)	(749)	(749)
Projected benefit obligation at end of year	$467,146	$432,354	$31,044	$20,205

The actuarial liability losses for the qualified pension plan for 2005 and 2004 are principally due to the effect of the changes in the discount rate. The 2005 actuarial liability loss for the SERP is primarily due to an increase in compensation as a result of significant stock appreciation rights activity during 2005.

The change in fair value of plan assets is as follows:

	Qualified Pension Plan			SERP
December 31	2005		2004	2005	2004
Fair value of plan assets at beginning of year	$407,182		$386,848	$-	$-
Actual return on plan assets	33,068		39,924	-	-
Employer contribution	4,747		-	749	749
Benefit payments	(20,731)		(19,590)	(749)	(749)
Fair value of plan assets at end of year	$424,266		$407,182	$-	$-
December 31	2005		2004	2005	2004
Excess (deficiency) of assets over projected benefit obligation	$(42,880)		$(25,171)	$(31,044)	$(20,205)
Unrecognized prior service cost	558		564	-	-
Unrecognized net (gain) loss	31,791		19,488	8,627	-
Additional minimum liability	-		-	(6,394)	-
Prepaid (accrued) pension cost including additional minimum liability	$(10,531)	$	(5,119)	$(28,811)	$(20,205)

The accumulated benefit obligation for the qualified pension plan was $420,211 and $389,471 at December 31, 2005 and 2004, respectively. The accumulated benefit obligation for the SERP was $28,811 and $18,173 at December 31, 2005 and 2004, respectively.

The SERP has an additional minimum liability at December 31, 2005 of $6,394. This is included in other comprehensive income, net of taxes, which will be recognized as pension costs in future periods.

The plan intends to make the following benefit payments, which reflect expected future service:

	Qualified Pension Plan	SERP
2006	$22,551	$823
2007	22,884	2,228
2008	23,504	13,701
2009	24,477	8,729
2010	25,550	800
2011 - 2015	141,359	9,307

The actuarial assumptions used in determining benefit obligations of the pension plans are as follows:

	Qualified Pension Plan		SERP
December 31	2005	2004	2005	2004
Discount rate	5.75%	6.0%	5.75%	6.0%
Average rate of increase in compensation levels	3.5%	3.5%	3.5%	3.5%

The actuarial assumptions used in determining the net periodic benefit cost of the pension plans are as follows:

	Qualified Pension Plan		SERP
December 31	2005	2004	2005	2004
Discount rate	6.0%	6.5%	6.0%	6.5%
Expected return on plan assets	8.0%	8.0%	-	-
Average rate of increase in compensation levels	3.5%	3.5%	3.5%	3.5%

 The company expects to contribute $9,900 to the qualified pension plan and $823 to the SERP in 2006.

PLAN ASSETS FOR QUALIFIED PENSION PLAN
The expected return on plan assets rate was determined based upon historical returns adjusted for estimated future market fluctuations.

Plan assets are invested in a diversified portfolio consisting of equity and fixed income securities (including $15,015 of common stock of Kaman Corporation at December 31, 2005). The investment policies and goals for pension plan assets are a) to place assets with investment managers approved by the Finance Committee of the Board of Directors b) to diversify across traditional equity and fixed income asset classes to minimize the risk of large losses and c) to seek the highest total return (through a combination of income and asset appreciation) consistent with prudent investment practice, and on a five-year moving basis, not less than the actuarial earnings assumption.

The target equity/fixed asset allocation ratio is 60%/40% over the long term. If the ratio for any asset class moves outside permitted ranges, the pension plan’s Administrative Committee (the management committee that is responsible for plan administration) will act through an immediate or gradual process, as appropriate, to reallocate assets.

The asset allocations by asset category are as follows:

December 31	2005	2004
Equity securities	64%	64%
Fixed income securities	36%	36%
Total	100%	100%

Under the current investment policy no investment is made in commodities, nor are short sales, margin buying hedges, covered or uncovered call options, puts, straddles or other speculative trading devices permitted. No manager may invest in international securities, inflation linked treasuries, real estate, private equities, or securities of Kaman Corporation without authorization from the company. In addition, with the exception of U.S. Government securities, managers’ holdings in the securities of any one issuer, at the time of purchase, may not exceed 7.5% of the total market value of that manager’s account.

Investment manager performance is evaluated over various time periods in relation to peers and the following indexes: Domestic Equity Investments, S&P 500; International Equity Investments, Morgan Stanley EAFE; Fixed Income Investments, Lehman Brothers’ Aggregate.

OTHER PLANS

The company also maintains a defined contribution plan which has been adopted by certain of its U.S. subsidiaries. All employees of adopting employers who meet the eligibility requirements of the plan may participate. Employer matching contributions are currently made to the plan with respect to a percentage of each participant’s pre-tax contribution. For each dollar that a participant contributes up to 5% of compensation, participating subsidiaries make employer contributions of fifty cents ($.50). Employer contributions to the plan totaled $2,950, $2,917 and $2,900 in 2005, 2004 and 2003, respectively.

Certain acquired U.S. subsidiaries maintain their own defined contribution plans for their eligible employees. Employer matching contributions are made on a discretionary basis.

15.   OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

December 31	2005	2004
Supplemental employees’ retirement plan	$27,961	$19,455
Deferred compensation	9,519	9,050
Minority Interest	387	1,046
Other	5,365	3,983
Total	$43,232	$33,534

Additional disclosure regarding the assumptions associated with the SERP liability is included in Note 14 Pension Plans.

16.  COMMITMENTS AND CONTINGENCIES

Rent commitments under various leases for office space, warehouses, land and buildings expire at varying dates from January 2006 to December 2014. The standard term for most leases ranges from 3 to 5 years. Some of the company’s leases have rent escalations, rent holidays or contingent rent that are generally recognized on a straight-line basis over the entire lease term. Material leasehold improvements and other landlord incentives are amortized over the shorter of their economic lives or the lease term, including renewal periods, if reasonably assured. Certain annual rentals are subject to renegotiation, with certain leases renewable for varying periods. The company recognizes rent expense for leases on a straight-line basis over the entire lease term.

Lease periods for machinery and equipment range from 1 to 5 years.

Substantially all real estate taxes, insurance and maintenance expenses are obligations of the company. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

The following future minimum rental payments are required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2005:

2006	$14,935
2007	11,153
2008	6,727
2009	4,523
2010	4,805
Thereafter	3,122
Total	$45,265

Lease expense for all operating leases, including leases with terms of less than one year, amounted to $16,502, $16,585 and $15,878 for 2005, 2004 and 2003, respectively.

The company adopted the provisions of FIN 47 on December 31, 2005. Under FIN 47, a conditional asset retirement obligation (CARO), including obligations of a lessee in connection with leased property, must be recorded if the liability can be reasonably estimated. The company currently leases various properties under leases that give the lessor the right to make the determination as to whether the lessee must return the premises to their original condition, except for normal wear and tear. The company cannot at this time reasonably estimate the cost that might be incurred in satisfaction of such conditional obligations, but does not believe such amounts will be material. The company does not normally make substantial modifications to leased property, and many of the company's leases either require lessor approval of planned improvements or transfer ownership of such improvements to the lessor at the termination of the lease. Historically we have not incurred significant costs to return leased premises to their original condition.

During 2005, management continued its discussions with the U.S. Naval Air Systems Command (“NAVAIR”) regarding the potential purchase of a portion of the Bloomfield campus that the company currently leases from NAVAIR and has operated for several decades for the principal purpose of performing U.S. government contracts. Management believes that ownership of the facility, which is currently utilized for flight and ground test operations and limited parts manufacturing for the Helicopters Division, would be beneficial to future operations. The company has submitted an offer to NAVAIR and the General Services Administration detailing a proposed method that would be used to calculate the purchase price of the facility, which would include as part of the purchase price the company undertaking certain environmental remediation activities.

From time to time, the company is subject to various claims and suits arising out of the ordinary course of business, including commercial, employment and environmental matters. The ultimate results of all such matters is not presently determinable, however based upon its current knowledge and except for the potential effect of the litigation against the University of Arizona described below, management does not expect that their resolution would have a material adverse effect on the company’s consolidated financial position.

The litigation instituted by the company against the University of Arizona in September 2004 is currently scheduled for a jury trial in late March 2006. The company's claim is for $6,041, an amount that management believes is owed to the Electro-Optics Development Center of Kaman Aerospace Corporation as a result of work it performed beyond the scope of a $12,800 contract with the University and which the University refused to address under the changes clause in the contract. The University had filed a counterclaim in the suit for unspecified damages, but has recently indicated in court papers that its current claim is in the range of $14,400. Management is developing its analysis of the University's figures as part of the litigation discovery process. In addition, on February 23, 2006, the University requested the court to reconsider a decision that it rendered on February 22, 2006 which, among other things, denied the University's motion seeking dismissal of the company's breach of contract claim as not timely filed under state law. There is no required timeframe for the court to rule on this request for reconsideration. Management is unable to make a determination as to the overall outcome of the litigation as of December 31, 2005.

17. COMPUTATION OF EARNINGS (LOSS) PER SHARE

The earnings (loss) per share - basic computation is based on the net earnings (loss) divided by the weighted average number of shares of common stock outstanding for each year.

The earnings (loss) per share - diluted computation assumes that at the beginning of the year the 6% convertible subordinated debentures are converted into common stock with a resultant reduction in interest costs net of tax. The earnings (loss) per share - diluted computation also includes the common stock equivalency of dilutive options granted to employees under the Stock Incentive Plan. Excluded from the earnings (loss) per share - diluted calculation are options granted to employees that are anti-dilutive based on the average stock price of 65,882, 184,571 and 315,884 for the years ended December 31, 2005, 2004 and 2003, respectively.

	2005	2004	2003
Earnings (loss) per share - basic Net earnings (loss)	$13,028	$(11,822)	$19,405
Weighted average shares outstanding (000)	23,038	22,700	22,561
Earnings (loss) per share - basic	$.57	$(.52)	$.86
Earnings (loss) per share - diluted Net earnings (loss)	$13,028	$(11,822)	$19,405
Plus: After-tax interest savings on convertible debentures	546	-	806
Net earnings (loss) assuming conversion	$13,574	$(11,822)	$20,211
Weighted average shares outstanding (000)	23,038	22,700	22,561
Plus shares issuable on: Conversion of 6% convertible debentures	796	-	938
Exercise of dilutive options	135	-	43
Weighted average shares outstanding assuming conversion (000)	23,969	22,700	23,542
Earnings (loss) per share - diluted [1]	$.57	$(.52)	$.86

1: The calculated diluted earnings (loss) per share amount for 2004 is anti-dilutive, therefore, amount shown is equal to the basic earnings (loss) per share calculation. Potentially diluted average shares outstanding of 942,000 from the conversion of the debentures and the exercise of dilutive stock options for the year ended December 31, 2004 have been excluded from the average diluted shares outstanding due to the loss from operations in that year. Additionally, after-tax interest savings on convertible debentures of $807 for the year ended December 31, 2004 has been excluded from net earnings (loss) due to the loss from operations in that year.

18.  STOCK PLANS

EMPLOYEES STOCK PURCHASE PLAN  The Kaman Corporation Employees Stock Purchase Plan allows employees to purchase common stock of the company, through payroll deductions, at 85% of the market value of shares at the time of purchase. The plan provides for the grant of rights to employees to purchase a maximum of 1,500,000 shares of common stock. There are no charges or credits to income in connection with the plan. During 2005, 83,485 shares were issued to employees at prices ranging from $9.46 to $20.15. During 2004, 111,669 shares were issued to employees at prices ranging from $9.45 to $12.61. During 2003, 129,787 shares were issued to employees at prices ranging from $8.02 to $11.90 per share. At December 31, 2005, there were approximately 540,333 shares available for offering under the plan.

STOCK INCENTIVE PLAN  The 2003 Stock Incentive Plan (the “2003 Plan”) provides for the issuance of 2,000,000 shares of common stock and includes a continuation and extension of the predecessor plan. As with the predecessor plan, the 2003 Plan provides for equity compensation awards, including principally incentive and non-statutory stock options, restricted stock, stock appreciation rights, and long-term incentive awards (LTIP). In addition, the 2003 Plan contains provisions intended to qualify the LTIP under Section 162(m) of the Internal Revenue Code of 1986, as amended.

LTIP awards provide certain senior executives an opportunity to receive award payments in either stock or cash as determined by the Personnel and Compensation Committee in accordance with the Plan, at the end of a three-year performance cycle. For the performance cycle, the company’s financial results are compared to the Russell 2000 indices for the same periods based upon the following: (a) average return on total capital, (b) earnings per share growth and (c) total return to shareholders. No awards will be payable unless the company’s performance is at least in the 25th percentile of the designated indices. The maximum award is payable if performance reaches the 75th percentile of the designated indices. Performance between the 25th and 50th and 50th and 75th percentiles is determined by straight-line interpolation.

Stock options are granted at prices not less than the fair market value at the date of grant. Options granted under the plan generally expire ten years from the date of grant and are exercisable on a cumulative basis with respect to 20% of the optioned shares on each of the five anniversaries from the date of grant. Restricted stock awards are generally granted with restrictions that lapse at the rate of 20% per year and are amortized through equity accordingly. Stock appreciation rights generally expire ten years from the date of grant and are exercisable on a cumulative basis with respect to 20% of the rights on each of the five anniversaries from the date of grant. These awards are subject to forfeiture if a recipient separates from service with the company.

Stock option activity is as follows:

STOCK OPTIONS OUTSTANDING:	OPTIONS	WEIGHTED- AVERAGE EXERCISE PRICE
Balance at January 1, 2003	1,218,800	$14.08
Options granted	171,500	9.90
Options exercised	(31,310)	9.65
Options cancelled	(83,320)	13.47
Balance at December 31, 2003	1,275,670	13.67
Options granted	176,565	14.03
Options exercised	(48,350)	10.13
Options cancelled	(76,080)	14.07
Balance at December 31, 2004	1,327,805	13.82
Options granted	305,500	11.62
Options exercised	(663,262)	13.84
Options cancelled	(59,800)	12.89
Balance at December 31, 2005	910,243	$13.13
Weighted average contractual life remaining at December 31, 2005	6.9 years
Range of exercise prices for options	$9.90	-	$14.64	-
outstanding at December 31, 2005	$14.63	$19.37
Options outstanding	745,619	164,624
Options exercisable	185,807	116,024
Weighted average contractual remaining life of options outstanding	7.4 years	4.5 years
Weighted average exercise price: Options outstanding	$12.36	$16.58
Options exercisable	$12.84	$16.57

As of December 31, 2004 and 2003 there were 814,240 and 680,170 options exercisable, respectively.

Restricted stock awards were made for 9,000 shares at $12.90 per share in 2005, 9,000 shares at $14.68 per share in 2004 and 53,500 shares at prices ranging from $9.90 to $9.91 per share in 2003. At December 31, 2005, there were 56,580 shares remaining subject to restrictions pursuant to these awards.

Stock appreciation rights were issued for 314,300 shares at $9.90 per share in 2003, to be settled only for cash. There were no stock appreciation rights issued in 2004 or 2005. The company recorded expense for stock appreciation rights of $8,265 in 2005, $212 in 2004 and $585 in 2003 due to fluctuations in the market price of the shares.

At December 31, 2005, there were 1,815,809 shares available for grant under the Plan.

19.  SEGMENT INFORMATION

The company reports results in three business segments - Aerospace, Industrial Distribution and Music.

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

The Music segment is the largest independent distributor of musical instruments and accessories, offering more than 20,000 products for amateurs and professionals. Proprietary products include Ovation®, Takamine®, and Hamer® guitars, Latin Percussion® and Toca® instruments, Gibraltar® percussion hardware and Gretsch® professional drum sets.

Summarized financial information by business segment is as follows:

	2005	2004	2003
Net sales:
Aerospace	$287,945	$252,348	$251,161
Industrial Distribution	621,933	581,843	497,895
Music	191,318	161,001	145,443
	$1,101,196	$995,192	$894,499
Operating income (loss):
Aerospace	$33,285	$(14,303)	$14,848
Industrial Distribution	29,415	19,338	12,672
Music	13,016	11,085	9,510
Net gain (loss) on sale of product lines and other assets	(27)	199	18,163
Corporate expense	(42,932)	(28,850)	(19,090)
Operating income (loss)	32,757	(12,531)	36,103
Interest expense, net	(3,046)	(3,580)	(3,008)
Other expense, net	(860)	(1,053)	(1,265)
Earnings (loss) before income taxes	$28,851	$(17,164)	$31,830
Identifiable assets:
Aerospace	$266,369	$289,343	$294,345
Industrial Distribution	175,725	164,711	150,115
Music	117,347	76,764	65,704
Corporate	39,056	31,513	18,147
	$598,497	$562,331	$528,311
Capital expenditures:
Aerospace	$5,445	$3,615	$7,321
Industrial Distribution	2,748	2,709	1,079
Music	1,474	1,074	522
Corporate	199	141	147
	$9,866	$7,539	$9,069
Depreciation and amortization:
Aerospace	$5,596	$5,468	$6,138
Industrial Distribution	2,057	1,972	1,989
Music	1,371	963	1,143
Corporate	531	566	749
	$9,555	$8,969	$10,019

	2005	2004	2003
Geographic information - net sales: United States	$943,159	$859,539	$760,444
Australia/New Zealand	26,106	44,278	52,453
Canada	45,039	37,205	31,469
Europe	40,198	29,857	27,400
Mexico	18,469	13,462	13,652
Japan	18,671	4,272	4,774
Other	9,554	6,579	4,307
	$1,101,196	$995,192	$894,499

Operating income is total revenues less cost of sales and selling, general and administrative expense including corporate expense. Operating income includes net gain on sale of product line and other assets of which $17,415 related to the sale of the EDC operation in 2003.

During 2005, the Aerospace segment recorded an additional $16,810 charge for accrued contract loss for the SH-2G(A) program as well as recorded $7,698 for the recovery of previously written off sales and accounts receivable for MDHI. Music segment operating income includes results for Musicorp since the date of acquisition in August 2005. Corporate expense included $8,265 of stock appreciation rights expense and $3,339 of consulting expenses related to the recapitalization.

During 2004, the Aerospace segment recorded adjustments of approximately $41,600 primarily consisting of non-cash sales adjustments for MDHI, University of Arizona and Boeing Harbour Pointe. Further adjustments relate to additional accrued contract loss for the SH-2G(A) program and product warranty related issues for Dayron.

Identifiable assets are year-end assets at their respective net carrying value segregated as to segment and corporate use.

For the periods presented, the corporate assets are principally comprised of cash, short-term and long-term deferred income tax assets, cash surrender value for our life insurance policies and fixed assets. Corporate assets increased in 2005, primarily due to an increase in net deferred tax assets of $5,042. The increase in corporate assets in 2004 is principally due to a significant increase in the net deferred income taxes of $10,995 and an increase in prepaid insurance of $2,039.

Net sales by the Aerospace segment made under contracts with U.S. Government agencies (including sales to foreign governments through foreign military sales contracts with U.S. Government agencies) account for $120,683, $112,540 and $91,618 in 2005, 2004 and 2003, respectively.

Sales made by the Aerospace segment under a contract with one customer were $19,804, $39,634 and, $46,322 in 2005, 2004 and 2003, respectively.